As filed with the Securities and Exchange Commission on January 2, 1998

                                          Registration No. 33-______________



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                               SIERRAWEST BANCORP
             (Exact name of registrant as specified in its charter)

California                             6022                    68-0091859
(State or other jurisdiction   (Primary Standard Industrial  (I.R.S. Employer
of incorporation or organization) Classification Code Number)Identification No.)

               10181 Truckee-Tahoe Airport Road, PO Box 61000,
               Truckee, CA 96160-9010(916)-582-3000
               (Address, including ZIP code, and telephone number,
               including area code, of registrant's principal executive offices)
                               David C. Broadley
                               SierraWest Bancorp
                        10181 Truckee-Tahoe Airport Road
                                  PO Box 61000
                             Truckee, CA 96160-9010
                                 (916) 582-3000
            (Name, address, including ZIP code, and telephone number,
                   including area code, of agent for service)
                          Copies of communications to:
Thomas G. Reddy                                  Ronald Bachli
James M. Rockett                                 R. Brent Faye
McCutchen, Doyle, Brown & Enersen, LLP           Lillick & Charles LLP
Three Embarcadero Center                         Two Embarcadero Center
San Francisco, California 94111                  San Francisco, California 94111
(415) 393-2000                                   (415) 984-8200
           Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable. If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                                 Proposed              Proposed
                                           Amount                Maximum               Maximum
       Title of each Class of              to be                 Offering Price        Aggregate             Amount of
       Securities to be Registered         Registered (1)        Per Share             Offering Price (2)    Registration Fee
 ------------------------------------ ----------------------- -------------------- ---------------------- ---------------------
     Common Stock, no par value (3)        1,650,000 shares       Not applicable        Not applicable       $9,443.83

(1) This Registration Statement relates to securities of the Registrant issuable to holders of common stock of California Community Bancshares Corporation ("CCBC"). Represents the maximum number of shares of common stock of the Registrant to be issued upon the consummation of the merger under the terms of the Plan of Acquisition and Merger attached as Annex A to the attached Joint Proxy Statement/Prospectus.

(2) Pursuant to Rule 457(f), the registration fee was computed on the basis of $31,164,637.50, the market value of the common stock of CCBC to be exchanged for Registrant's common stock in the merger, computed in accordance with Rule 457(c) on the basis of the last sale price of CCBC as reported on Nasdaq.

(3) Associated with and attached to the common stock are preferred stock purchase rights which will not be exercisable or evidenced separately from the common stock prior to the occurrence of certain events.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 9(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                                  SIERRAWEST BANCORP

                            Special Meeting of Shareholders
                                     March 26, 1998
                                        8:00 A.M.

Dear Shareholder:

                  You are cordially invited to attend a Special Meeting of Shareholders of SierraWest Bancorp ("SWB") to be held at SWB's Administrative Office at 10181 Truckee-Tahoe Airport Road, Truckee, California on March 26, 1998 at 8:00 a.m., for the following purposes:

                  1. To approve the Plan of Acquisition and Merger dated November 13, 1997 among SWB, SWB's wholly owned subsidiary SierraWest Bank ("Sierra Bank"), California Community Bancshares Corporation ("CCBC") and CCBC's wholly owned subsidiary Continental Pacific Bank ("CP Bank"), a related Agreement and Plan of Merger between SWB and CCBC pursuant to which CCBC would merge with and into SWB, and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank (collectively, the "Merger Agreements") and the transactions contemplated thereby, including any related amendments to SWB's and CCBC's respective stock option plans; and

                  2. To act upon such other matters as may properly come before such meeting or any adjournment or postponement thereof.

                  Only shareholders of record at the close of business on January 30, 1998 are entitled to notice of and to vote at this meeting and any adjournments thereof.

                  Your Board of Directors believes that the Merger Agreements and the merger are fair and in the best interests of SWB and its shareholders. The Board's reasons for this belief are set forth in "PROPOSAL ONE: THE MERGER---Reasons for the Merger and Recommendations" in the accompanying Joint Proxy Statement/Prospectus. The Board of Directors of SWB has unanimously approve the Merger Agreements and unanimously recommends that you vote to approve the Merger Agreements.
                                 Sincerely,
                                 William T. Fike
                                 President and Chief Executive Officer
                                 SierraWest Bancorp


                       YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                SIERRAWEST BANCORP

                          10181 Truckee-Tahoe Airport Road
                              Truckee, California 96160

                        Notice of Special Meeting of Shareholders
                              to be held on March 26, 1998

                 ---------------------------------------------------------


To the Shareholders of SierraWest Bancorp:

                  Notice is hereby given that a Special Meeting of Shareholders of SierraWest Bancorp, a California corporation ("SWB") will be held at SWB's Administrative Office at 10181 Truckee-Tahoe Airport Road, Truckee, California on March 26, 1998 at 8:00 p.m., for the following purposes:

                  1. To approve the Plan of Acquisition and Merger dated November 13, 1997 among SWB, SWB's wholly owned subsidiary SierraWest Bank ("Sierra Bank"), California Community Bancshares Corporation ("CCBC") and CCBC's wholly owned subsidiary Continental Pacific Bank ("CP Bank"), a related Agreement and Plan of Merger between SWB and SWB (collectively, the "Merger Agreements") pursuant to which SWB would merge with and into SWB, and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank and the transactions contemplated thereby, including any related amendments to SWB's and SWB's respective stock option plans; and

                  2. To act upon such other matters as may properly come before such meeting or any adjournment or postponement thereof.

                  Holders of record of shares of CCBC common stock at the close of business on January 30, 1998 are entitled to notice of and to vote at this meeting and any adjournments thereof. The Merger Agreements and other related matters are more fully detailed in the accompanying Joint Proxy Statement/Prospectus and the Annexes thereto, which form a part of this Notice.


                     By Order of the Board of Directors,

                     _________, Secretary

                     Truckee, California

                     February __, 1998

             -------------------------------------------

                         IMPORTANT

             YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID
             ENVELOPE.

             CALIFORNIA COMMUNITY BANCSHARES CORPORATION

                  Special Meeting of Shareholders
                          March 16, 1998
                            6:30 P.M.

Dear Shareholder:

                  You are cordially invited to attend a Special Meeting of Shareholders of California Community Bancshares Corporation ("CCBC") to be held at Paradise Valley Golf Course located at 3900 Paradise Valley Drive, Fairfield, California on March 16, 1998 at 6:30 p.m., for the following purposes:

                  1.  To  approve  the  Plan of  Acquisition  and  Merger  dated
November  13,  1997  among  SierraWest  Bancorp  ("SWB"),   SWB's  wholly  owned
subsidiary SierraWest Bank ("Sierra Bank"), CCBC and CCBC's wholly owned subsidiary Continental Pacific Bank ("CP Bank"), a related Agreement and Plan of Merger between SWB and CCBC pursuant to which CCBC would merge with and into SWB, and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank (collectively, the "Merger Agreements") and the transactions contemplated thereby, including any related amendments to SWB's and CCBC's respective stock option plans; and

                  2. To act upon such other matters as may properly come before such meeting or any adjournment or postponement thereof.

                  Only shareholders of record at the close of business on January 16, 1998 are entitled to notice of and to vote at this meeting and any adjournments thereof.

                  Your Board of Directors believes that the Merger Agreements and the merger are fair and in the best interests of CCBC and its shareholders. The Board's reasons for this belief are set forth in "PROPOSAL ONE: THE MERGER---Reasons for the Merger and Recommendations" in the accompanying Joint Proxy Statement/Prospectus. The Board of Directors of CCBC has unanimously approve the Merger Agreements and unanimously recommends that you vote to approve the Merger Agreements.
                                   Sincerely,
                                   Walter O. Sunderman
                                   President and Chief Executive Officer
                                   California Community Bancshares Corporation


YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                  CALIFORNIA COMMUNITY BANCSHARES CORPORATION

                           555 Mason Street, Suite 280
                           Vacaville, California 95688

                      Notice of Special Meeting of Shareholders
                            to be held on March 16, 1998

               ---------------------------------------------------------


To the Shareholders of California Community Bancshares Corporation:

                  Notice is hereby given that a Special Meeting of Shareholders of California Community Bancshares Corporation ("CCBC") will be held at Paradise Valley Golf Course located at 3900 Paradise Valley Drive, Fairfield, California on March 16, 1998 at 6:30 p.m., for the following purposes:

                  1.  To  approve  the  Plan of  Acquisition  and  Merger  dated
November  13,  1997  among  SierraWest  Bancorp  ("SWB"),   SWB's  wholly  owned
subsidiary SierraWest Bank ("Sierra Bank"), CCBC and CCBC's wholly owned subsidiary Continental Pacific Bank ("CP Bank"), a related Agreement and Plan of Merger between SWB and CCBC (collectively, the "Merger Agreements") pursuant to which CCBC would merge with and into SWB, and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank and the transactions contemplated thereby, including any related amendments to SWB's and CCBC's respective stock option plans; and

                  2. To act upon such other matters as may properly come before such meeting or any adjournment or postponement thereof.

                  Holders of record of shares of CCBC common stock at the close of business on January 16, 1998 are entitled to notice of and to vote at this meeting and any adjournments thereof. The Merger Agreements and other related matters are more fully detailed in the accompanying Joint Proxy Statement/Prospectus and the Annexes thereto, which form a part of this Notice.


                   By Order of the Board of Directors,

                   John C. Usnick, Secretary

                   Vacaville, California

                   February __, 1998

              -------------------------------------------

                              IMPORTANT

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                          JOINT PROXY STATEMENT

SIERRAWEST                                            CALIFORNIA COMMUNITY
BANCORP                                             BANCSHARES CORPORATION
10181 Truckee-Tahoe Airport Road                    555 Mason Street, Suite 280
Truckee, California 96160                           Vacaville, California 95688
-------------------------------------------------------------------------------

                      PROSPECTUS OF SIERRAWEST BANCORP

                  This Joint Proxy Statement/Prospectus is being furnished to the shareholders of SierraWest Bancorp ("SWB") and the shareholders of California Community Bancshares Corporation ("CCBC") in connection with the solicitation of proxies by the Boards of Directors of SWB and CCBC to be used in voting at the respective special meetings of shareholders of SWB to be held on March 26, 1998 (the "SWB Meeting") and of CCBC on March 16, 1998 (the "CCBC Meeting" and together with the SWB Meeting, the "Meetings"). This Joint Proxy Statement/Prospectus is first being mailed to holders of common stock of SWB and CCBC on or about February 13, 1998.

                  The Meetings have been called to consider and vote upon the following proposals:

                  1. To approve the Plan of Acquisition and Merger dated November 13, 1997 (the "Agreement"), among SWB, SWB's wholly owned subsidiary SierraWest Bank, a California banking corporation ("Sierra Bank"), CCBC and CCBC's wholly owned subsidiary Continental Pacific Bank, a California banking corporation ("CP Bank"), and a related Agreement and Plan of Merger between SWB and CCBC (the "Merger Agreement;" together with the Agreement, the "Agreements"), pursuant to which CCBC would merge with and into SWB (the "Merger"), and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank (the "Bank Merger"), and the transactions contemplated thereby including any related amendments to either SWB's and CCBC's respective stock option plans; and

                  2. To act upon such other matters as may properly come before such meeting or any adjournment or postponement thereof.

                  For a discussion of certain factors that should be considered in connection with shareholders' voting and investment decisions, See "RISK FACTORS" beginning on page 21.

                  This Joint Proxy Statement/Prospectus covers a maximum of 1,650,000 shares of SWB common stock (including the associated preferred stock purchase rights described herein under "CERTAIN DIFFERENCES IN RIGHTS OF
SHAREHOLDERS--Shareholders Rights Plan" and "DESCRIPTION OF SWB CAPITAL STOCK--Preferred Stock) which are to be issued to shareholders of CCBC in exchange for shares of CCBC common stock . The specific details of the Agreement are more fully discussed under the heading "PROPOSAL ONE: THE MERGER" in this Joint Proxy Statement/Prospectus, and the Agreement and the Merger Agreement are set forth in full in Annex A to this Joint Proxy Statement/Prospectus.

                  This Joint Proxy Statement/Prospectus also constitutes the Prospectus of SWB under the Securities Act of 1933, as amended (the "1933 Act"), for the public offering of the shares of SWB common stock to be issued in exchange for CCBC common stock in the Merger. This Joint Proxy Statement/Prospectus does not cover any resales of SWB common stock to be received by the shareholders of CCBC or SWB in the Merger, and no person is authorized to make any use of this Joint Proxy Statement/Prospectus in connection with any such resale.

                  NEITHER THIS TRANSACTION NOR THE SECURITIES OF SIERRAWEST BANCORP HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The  date  of  this  Joint   Proxy   Statement/Prospectus   is
December 30, 1998.

                  No person is authorized to give any information or to make any representation with respect to the matters described in this Joint Proxy Statement/Prospectus other than those contained herein or in the documents incorporated by reference herein. Any information or representations with respect to such matters not contained herein or therein must not be relied upon as having been authorized by SWB or CCBC. This Joint Proxy Statement/ Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities or the solicitation of a proxy or an offer to sell or a solicitation of an offer to buy such securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of securities hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of SWB or CCBC since the date hereof or that the information in this Joint Proxy Statement/Prospectus or in the documents incorporated by reference herein is correct as of any time subsequent to the dates hereof or thereof.


                         AVAILABLE INFORMATION

                  SWB and CCBC are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith have filed reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by SWB and CCBC with the SEC can be inspected and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the SEC:
Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and the New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. The SEC also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding SWB and CCBC are available. In addition, proxy statements and other information can also be inspected at the offices of The Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006.

                  SWB has filed with the SEC a Registration Statement on Form S-4 as amended (No. 33-_____) under the 1933 Act relating to the shares of SWB common stock to be issued in connection with the Merger (the "Registration Statement"). This Joint Proxy Statement/Prospectus also constitutes the Prospectus of SWB filed as part of the Registration Statement and does not contain all the information set forth in the Registration Statement and Exhibits thereto. The Registration Statement and the Exhibits thereto may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the SEC at the addresses set forth above.

                  ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS WITH RESPECT TO SWB AND ITS SUBSIDIARY HAS BEEN SUPPLIED BY SWB AND ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO CCBC AND ITS SUBSIDIARIES HAS BEEN SUPPLIED BY CCBC.

                  INFORMATION INCORPORATED BY REFERENCE

                  The following documents previously filed or to be filed with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this Joint Proxy Statement/Prospectus:

                  (a) SWB's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "SWB 10-K");

                  (b) SWB's Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1997 (the "SWB 10-Qs");

                  (c) SWB's Current Report on Form 8-K filed with the SEC on November 14, 1997;

                  (d) CCBC's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (the "CCBC 10-KSB");

                  (e) CCBC's Quarterly Reports on Form 10-QSB for the periods ended March 31, June 30 and September 30, 1997 (the "CCBC 10-QSBs");

                  (f) CCBC's Current Report on Form 8-KSB filed with the SEC on November 14, 1997;

                  (g) All documents filed by SWB or by CCBC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the Meetings shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof.

                  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS RELATING TO SWB AND CCBC WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THOSE DOCUMENTS RELATING TO SWB (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM A. MORGAN JONES, SECRETARY, SIERRAWEST BANCORP, P.O. BOX 61000, 10181 TRUCKEE-TAHOE AIRPORT ROAD, TRUCKEE, CALIFORNIA 96160-9010. THOSE DOCUMENTS RELATING TO CCBC (OTHER THAN CERTAIN EXHIBITS TO SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM JOHN C. USNICK, SECRETARY, CALIFORNIA COMMUNITY BANCSHARES CORPORATION, 555 MASON STREET, SUITE 280, VACAVILLE, CALIFORNIA 95688-4612. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY FEBRUARY 28, 1998.

                  This Joint Proxy Statement/Prospectus is accompanied by a copy of the SWB 10-K and the SWB 10-Q for the period ended September 30, 1997. The following information contained in the above documents is specifically incorporated by reference herein:

                  (a)   management's   discussion   and  analysis  of  financial
condition and results of operations, set forth on pages 32 through 43 of the SWB 10-K and pages 2 through 8 of the SWB 10-Q;

                  (b) the audited financial statements of SWB and its subsidiaries and the independent auditors' report set forth on pages 59 through 78 and page 58 of the SWB 10-K and the unaudited financial statements on pages 9 through 20 of the SWB 10-Q; and

                  (c) the selected financial information set forth on page 29 of the SWB 10-K.

                  This Joint Proxy Statement/Prospectus is also accompanied by a copy of the CCBC 10-KSB and the CCBC 10-QSB for the period ended September 30, 1997. The following information contained in the above documents is specifically incorporated by reference herein:

                  (a)   management's   discussion   and  analysis  of  financial
condition and results of operations, set forth on pages 20 through 44 of the CCBC 10-KSB and pages 8 through 26 of the CCBC 10-QSB;

                  (b) the audited financial statements of CCBC and its subsidiaries and the independent auditors' report set forth on pages 52 through 78 and page 53 of the CCBC 10-KSB and the unaudited financial statements on pages 3 through 7 of the CCBC 10-QSB; and

                  (c) the selected financial information set forth on page 44 of the CCBC 10-KSB.

                  Any statement contained in a SWB document or a CCBC document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

                  THIS JOINT PROXY STATEMENT/PROSPECTUS AND DOCUMENTS HEREIN INCORPORATED BY REFERENCE INCLUDING, BUT NOT LIMITED TO THE SWB 10-K, SWB 10-Q, CCBC 10-K AND CCBC 10-Q CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF SWB FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE EXPECTED IMPACT OF THE MERGER ON SWB'S FINANCIAL PERFORMANCE AND THE MARKET VALUE OF SWB COMMON STOCK (SEE "RISK FACTORS", "SUMMARY", "THE MERGER-REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARD OF DIRECTORS", "UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS"). THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COST SAVINGS FROM THE MERGER CANNOT BE FULLY REALIZED; (2) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE MERGER IS GREATER THAN EXPECTED; (3) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (4) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESS OF SWB AND CCBC ARE GREATER THAN EXPECTED;
(5) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (6) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY;
(7) CHANGES IN THE REGULATORY ENVIRONMENT; (8) CHANGES IN BUSINESS CONDITIONS AND INFLATION; AND (9) CHANGES IN THE SECURITIES MARKETS. THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN EXAMINED, REVIEWED OR COMPILED BY THE INDEPENDENT AUDITORS OF SWB OR CCBC NOR HAVE SUCH AUDITORS OR ANY OTHER INDEPENDENT AUDITORS APPLIED ANY PROCEDURES
THERETO. ACCORDINGLY, SWB'S OR CCBC'S INDEPENDENT AUDITORS ASSUME NO RESPONSIBILITY FOR SUCH FORWARD-LOOKING INFORMATION. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL

RESULTS OF SWB AFTER THE MERGER IS INCLUDED IN THE SEC FILINGS INCORPORATED BY REFERENCE HEREIN. MOREOVER, WHENEVER PHRASES SUCH AS, OR SIMILAR TO, "IN MANAGEMENT'S OPINION," "MANAGEMENT BELIEVES," OR "MANAGEMENT CONSIDERS" ARE USED, SUCH STATEMENTS ARE AS OF, AND BASED UPON THE KNOWLEDGE OF MANAGEMENT, AT THE TIME MADE AND ARE SUBJECT TO CHANGE BY THE PASSAGE OF TIME AND/OR SUBSEQUENT EVENTS, AND ACCORDINGLY SUCH STATEMENTS ARE SUBJECT TO THE SAME RISKS AND UNCERTAINTIES NOTED ABOVE WITH RESPECT TO FORWARD-LOOKING STATEMENTS.

                                        MAP

                                 TABLE OF CONTENTS



                                                  Page
AVAILABLE INFORMATION                                2
INFORMATION INCORPORATED BY REFERENCE
                                                     3
SUMMARY                                              8
Parties to the Merger                                8
Date, Time and Place of the Meetings                 8
Purpose of the Meetings                              9
Persons Entitled to Vote                             9
Vote Required                                        9
Principal Terms of the Merger                        9
Conditions and Regulatory Approvals                 12
Termination and Amendment; Termination Payment
                                                    13
Stock Option Agreement between SWB and CCBC
                                                    13
Expenses                                            14
Certain Income Tax Consequences                     14
Effective Date                                      14
Recommendations of the Boards of Directors          15
Fairness Opinions                                   15
Dissenters' Rights of Appraisal                     15
Differences in Charter Documents and
   Applicable Law                                   15
Interests of Certain Persons in the Merger          16
Market Price Data                                   17
Dividend Policy                                     18
MARKET PRICE AND DIVIDEND INFORMATION
                                                    19
RISK FACTORS                                        21
SELECTED FINANCIAL INFORMATION                      26
THE SPECIAL MEETING OF SHAREHOLDERS OF CCBC
                                                    34
THE SPECIAL MEETING OF SHAREHOLDERS OF SWB
                                                    36
PROPOSAL ONE: THE MERGER                            38
Background                                          38
Reasons for the Merger and Recommendations          38
Fairness Opinions                                   39
Interests of Certain Persons in the Merger          48
Principal Terms of the Merger                       50
  General                                           50
  Effective Date                                    50
  Exchange Amount                                   50
  Treatment of Stock Options                        52
  Rights of Holders After Effective Date            52
  Exchange of CCBC Stock Certificates;
   Fractional Interests                             53
  Personnel Matters                                 53
  Conduct of Business Prior to the Merger           54
  Indemnification of CCBC Directors and             55
   Officers
  Representations and Warranties                    55
  Conditions to the Merger                          56
  Required Regulatory Approvals                     56
  Non-Solicitation Covenants                        58
  Termination and Amendment; Termination
   Payment                                          58
  Expenses                                          58
Certain Income Tax Consequences                     59
Accounting Treatment                                60
Resales of SWB Common Stock                         60
Conduct of Business of SWB and CCBC Following
   the Merger                                       61
THE STOCK OPTION AGREEMENT BETWEEN SWB AND CCBC
                                                    61
DISSENTER'S RIGHTS OF APPRAISAL                     63
UNAUDITED PRO FORMA COMBINED FINANCIAL
   STATEMENTS                                       65
INFORMATION ABOUT SWB                               70
General                                             70
Beneficial Ownership of Stock                       71
INFORMATION ABOUT CCBC                              72
General                                             72
Beneficial Ownership of Stock                       72
SELECTED STATISTICAL INFORMATION-SWB                75
SELECTED STATISTICAL INFORMATION-CCBC               82
DESCRIPTION OF SWB CAPITAL STOCK                    90
Common Stock                                        90
Preferred Stock                                     90
DESCRIPTION OF CCBC CAPITAL STOCK                   90
Common Stock                                        90
Preferred Stock                                     91
Convertible Subordinated Debentures                 91
CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS       91
General                                             91
Declaration of Dividends                            91
Limitations on Directors' Monetary Liability        92
Indemnification of Directors and Executive
   Officers                                         92
Cumulative Voting                                   93
Classified Board of Directors                       93
Dissenters' Rights in Mergers an Other
   Reorganizations                                  93
Delaware Anti-Takeover Statute                      94
Shareholder Vote for Mergers and Other
   Reorganizations                                  94
Inspection of Shareholder Lists                     95
Shareholder Rights Plan                             95
Nomination of Directors                             96
Amendment of Articles or Certificate of
   Incorporation                                    97
EXPERTS                                             98
LEGAL MATTERS                                       98
OTHER MATTERS                                       98
Annex A: Plan of Acquisition and Merger
Annex B: Stock Option Agreement
Annex C: Fairness Opinion of Van Kasper
Annex D: Fairness Opinion of NationsBanc
   Montgomery
Annex E: Excerpts of Chapter 13 of California
   Corporations Code regarding Dissenters'
   Rights

                                      SUMMARY

                  The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. This summary does not contain a complete statement of all material features of the Merger and is qualified in its entirety by reference to the full text of this Joint Proxy Statement/Prospectus and the Annexes hereto. SWB and CCBC shareholders are urged to read this Joint Proxy Statement/Prospectus and the accompanying Annexes in their entirety.

The Parties to the Merger

                  SWB is a corporation organized under the laws of the State of California. It is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). SWB owns one banking subsidiary, Sierra Bank. Sierra Bank is a state banking corporation licensed by the California Department of Financial Institutions (the "DFI") as a commercial bank. SWB's principal office is located in Truckee, California. Sierra Bank has an aggregate of 12 banking offices and eight separate loan production offices. The banking offices and five loan production offices are located in California and Nevada. The remaining three loan production offices are located in Oregon, Colorado and Tennessee. SWB merged the operations of Sierra Bank with its former separate subsidiary SierraWest Bank, Nevada in the spring of 1996. SWB acquired the operations of Mercantile Bank, formerly of Sacramento, California, when Mercantile Bank merged with and into Sierra Bank in June 1997. At September 30, 1997, SWB had consolidated assets of approximately $575 million, deposits of approximately $513 million and shareholders' equity of approximately $51.4 million. SWB's principal executive office is located at 10181 Truckee-Tahoe Airport Road, Truckee, California 96161 and its telephone number is (530) 582-3000.

                  CCBC is a corporation organized under the laws of the State of Delaware. It is registered as a bank holding company under the BHC Act. CCBC is the holding company for CP Bank. CP Bank is a state banking corporation licensed by the DFI as a commercial bank. It was incorporated under the laws of the State of California in 1983 and is headquartered in Vacaville, California. CP Bank conducts a general commercial banking business through its seven offices in Solano County and one office in Contra Costa County along the Interstate 80 corridor in Northern California. At September 30, 1997, CCBC had consolidated assets of approximately $192 million, deposits of approximately $170 million and shareholders' equity of approximately $15.4 million. CCBC's principal executive office is located at 555 Mason Street, Suite 280, Vacaville, California 95688 and its telephone number is (707) 448-1200.

                  Both Sierra Bank and CP Bank have their deposits insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits.

                  If the Merger had been consummated on September 30, 1997, the combined company would have had, on a pro forma basis, total assets of approximately $768 million and shareholders' equity of approximately $67 million, and for the nine months ended September 30, 1997 would have had net income of approximately $6.6 million.

Date, Time and Place of the Meetings

                  The SWB Meeting will be held on March 26, 1998 at 8:00 a.m. local time at the SWB Administration Building, 10181 Truckee-Tahoe Airport Road, Truckee, California. The CCBC Meeting will be held on March 16, 1998 at 6:30 p.m. local time at Paradise Valley Golf Course, located at 3900 Paradise Valley Drive, Fairfield, California.

Purpose of the Meetings

                  At the Meetings, the shareholders of SWB and the shareholders of CCBC will be asked to (1) consider and vote upon the Agreements; and (2) consider and vote upon such other business as may properly come before the respective Meetings.

                  THE BOARDS OF DIRECTORS OF SWB AND CCBC UNANIMOUSLY RECOMMEND THAT THEIR RESPECTIVE SHAREHOLDERS VOTE THEIR SHARES OF SWB COMMON STOCK AND CCBC COMMON STOCK IN FAVOR OF THE MERGER PROPOSAL.


Persons Entitled to Vote

                  SWB has fixed the close of business on January 30, 1998, as the record date for determining persons entitled to notice of and to vote at the SWB Meeting. CCBC has fixed the close of business on January 16, 1998, as the record date for determining persons entitled to notice of and to vote at the CCBC Meeting. At the close of business on December 19, 1997, there were outstanding and entitled to vote 4,088,659 shares of SWB common stock and, at the close of business on November 30, 1997, 1,108,076 shares of CCBC common stock.

Vote Required

                  Under the Agreement and applicable law, approval of the Merger by an affirmative vote of the holders of a majority of the outstanding shares of SWB common stock and by an affirmative vote of the holders of a majority of the outstanding shares of CCBC common stock is a condition to completion of the Merger.

                  As a group, executive officers and directors of SWB and the affiliates of such officers and directors beneficially owned 304,527 shares (including 145,078 shares subject to options exercisable currently or within 60 days of the SWB Record Date), or approximately 7%, of SWB common stock outstanding as of November 30, 1997. No executive officer or director of SWB or any affiliate of any such officer or director beneficially owned any shares of CCBC common stock as of such date.

                  As a group, executive officers and directors of CCBC and the affiliates of such officers and directors beneficially owned 290,538 shares (including 98,962 shares subject to options exercisable currently or within 60 days of the CCBC Record Date), or approximately 26%, of CCBC common stock outstanding as of November 30, 1997. No executive officer or director of CCBC or any affiliate of any such officer or director beneficially owned any shares of SWB common stock as of such date.

                  For more information on the Meetings, see "THE SPECIAL MEETING OF SHAREHOLDERS OF CCBC" AND "THE SPECIAL MEETING OF SHAREHOLDERS OF SWB."

Principal Terms of the Merger

                  Effective Date. The Merger will become effective on the date (the "Effective Date") that the Merger Agreement is filed with the Secretaries of State of the States of California and Delaware. The Bank Merger will become effective on the date that the Bank Merger Agreement is approved by the DFI, filed with the California Secretary of State and a copy thereof filed with the California Commissioner of Financial Institutions (the "Commissioner"). Assuming all conditions to the Merger are met, the parties anticipate that the Effective Date will be on or about April 15, 1998, or as soon thereafter as practicable. Upon completion of the Merger, CCBC will be merged with SWB and, upon completion of the Bank Merger, CP Bank will be merged with and into Sierra Bank. SWB will be the surviving corporation in the Merger. Sierra Bank will be the surviving corporation in the Bank Merger and will continue to operate as a wholly-owned subsidiary of SWB.

                  Exchange Amount. For purposes of the Agreement, the following terms have the following meanings:

CCBC Shares                       Issued  and  outstanding  shares of CCBC
                                  $0.10 par value common stock as of the Effective Date.

Exchange Ratio                    The number of SWB Shares to be  received
                                  in exchange for each CCBC Share pursuant to the calculation set forth in the Agreement
                                  (described below).

Market Value                      The average of the closing prices of the
                                  SWB Shares as reported in the western  edition
                                  of the Wall Street  Journal for the 20 trading
                                  days  preceding the  Determination  Date.  For
                                  purpose  of  determining   the  average,   the
                                  divisor shall be only those days on which a trade occurs.

Business Combination              Any merger, sale or purchase of an
                                  entity or  subsidiary,  sale or  purchase of a
                                  substantial portion of any entity's assets, or
                                  tender offer or other means of  acquisition of
                                  substantially  all  the  outstanding   capital
                                  stock of any entity.

Determination Date                The fifth business day preceding the Effective
                                  Date.

                  On the Effective Date, by virtue of the Merger and without any action on the part of the holders of CCBC Shares, each outstanding CCBC Share shall be converted into the right to receive shares of the common stock, no par value, of SWB ("SWB common stock" or "SWB Shares") equal to the Exchange Ratio as follows:

                  (i) If the Market Value is $22.75 or less, the Exchange Ratio will be 1.1579.

                  (ii) If the Market Value is greater than $22.75 but not more than $25.25, the Exchange Ratio will be determined by dividing $26.40 by the Market Value.

                  (iii) If the Market Value is greater than $25.25 but not more than $26.25, the Exchange Ratio will be 1.0476.

                  (iv) If the Market Value is greater than $26.25 but not more than 28.25, the Exchange Ratio will be 1.0476 minus .000238 for each $0.01 by which the Market Value is greater than $26.25.

                  (v) If the Market Value is $28.25, the Exchange Ratio will be 1.000.

                  (vi) If the Market Value is greater than $28.25 but not more than $29.25, the Exchange Ratio will be determined by dividing (A) $28.25 plus 75% of the amount by which the Market Value exceeds $28.25 by (B) the Market Value.

                  (vii) If the Market Value is greater than $29.25 but not more than $30.25, the Exchange Ratio will be determined by dividing (A) $29.00 plus 50% of the amount by which the Market Value exceeds $29.25 by (B) the Market Value.

                  (viii) If the Market Value is greater than $30.25, the Exchange Ratio will be determined by dividing (A) $29.50 plus 25% of the amount by which the Market Value exceeds $30.25 by (B) the Market Value.

                  Notwithstanding the foregoing, (i) in the event that SWB enters into a Business Combination with any other entity in which SWB shall not be the continuing or surviving corporation or entity of such Business Combination prior to the Determination Date, then, in the event that the Market Value exceeds $28.25, the Exchange Ratio shall be 1.000; and (ii) in the event that the Market Value is less than $21.59, then CCBC has the right to terminate the Agreement. If CCBC notifies SWB that it intends to terminate the Agreement because the Market Value is less than $21.59, then SWB has the right but not the obligation to elect to issue an additional number of SWB Shares so that the Exchange Ratio shall be equal to the quotient obtained by dividing $25.00 by the Market Value. If SWB chooses not to exercise its right to issue such additional SWB Shares, then CCBC may proceed to terminate the Agreement.

                  The following table indicates the Exchange Ratio as a function of a range of Market Values for the SWB common stock and the corresponding merger consideration per share of CCBC common stock expressed in dollars (the "Exchange Amount"). No assurance can be given that the actual value of each share of SWB common stock upon completion of the Merger will be equal to the Market Value used to determine the Exchange Ratio.

         Market value                                             Market value
            of SWB            Exchange       Exchange                of SWB             Exchange        Exchange
       common stock(1)          Ratio         Amount            common stock(1)           Ratio          Amount
     --------------------- --------------- --------------     ---------------------  --------------- ------------
              $20.00           1.1579         $23.16                 $30.50 (4)          0.9693          $29.56
               21.00           1.1579          24.32                  30.75              0.9634           29.63
               21.59           1.1579          25.00                  31.00              0.9577           29.69
               22.00           1.1579          25.47                  31.25              0.9440           29.75
               22.75           1.1579          26.34                  31.50              0.9365           29.81
               23.00           1.1478          26.40                  31.75              0.9291           29.88
               24.00           1.1000          26.40                  32.00              0.9219           29.94
               25.00           1.0560          26.40                  32.75              0.9198           30.13
               26.00           1.0476          27.24                  33.00              0.8939           30.19
               27.00           1.0298          27.80                  34.00              0.8676           30.44
               28.00           1.0060          28.17                  35.00              0.8429           30.69
               28.25           1.0000          28.25                  36.00              0.8194           30.94
               28.50 (2)       0.9978          28.44                  37.00              0.7973           31.19
               29.00           0.9935          28.81                  38.00              0.7763           31.44
               29.25           0.9915          29.00                  39.00              0.7564           31.69
               29.50 (3)       0.9873          29.13                  40.00              0.7375           31.94
               30.00           0.9792          29.38                  41.00              0.7195           32.19
               30.25           0.9752          29.50                  42.00              0.7024           32.44

(1) The Market Value, which will be used to determine the Exchange Amount and the corresponding Exchange Ratio, is based upon the average of the closing prices of SWB Shares for the 20 trading days preceding the Determination Date. See "Principal Terms of the Merger; Exchange Amount."

(2) When the Market Value is greater than $28.25 but not more than $29.25, the value of the Exchange Amount increases $0.75 for every $1.00 increase in the Market Value.

(3) When the Market Value is greater than $29.25 but not more than $30.25, the value of the Exchange Amount increases $0.50 for every $1.00 increase in the Market Value.

(4) When the Market Value is greater than $30.25, the value of the Exchange Amount increases $0.25 for every $1.00 increase the Market Value.

                  On the Effective Date each outstanding CCBC Convertible Subordinated Debenture Due April 30, 2003 ("CCBC Debentures") shall by virtue of the Merger, be assumed by SWB in accordance with the terms of the related Indenture Agreement, provided, however, and as required by the Indenture Agreement the conversion price of such CCBC Debentures into SWB Shares shall be adjusted by dividing the current conversion price of $12.75 by the Exchange Ratio on the Effective Date. See "DESCRIPTION OF CCBC CAPITAL STOCK--Convertible Subordinated Debentures."

                  If, between the date of the Agreement and the Effective Date, the outstanding SWB Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, the Exchange Ratio and the number of SWB Shares to be issued and delivered in the Merger in exchange for each outstanding CCBC Share will be correspondingly adjusted.

                  For a more complete description of the Exchange Ratio, see "PROPOSAL ONE: THE MERGER--Principal Terms of the Merger."

                  Treatment of Stock Options. On the Effective Date, the obligations under CCBC's 1990 and 1993 Stock Option Plans (the "CCBC Stock Option Plans") shall be assumed by SWB. On the Effective Date, options to purchase CCBC Shares issued pursuant to the CCBC Stock Option Plans shall be converted, without any action on the part of the holders thereof, into options to acquire, upon payment of the adjusted exercise price (which shall equal the exercise price per share for the options immediately prior to the Merger, divided by the Exchange Ratio), the number of shares of SWB shares the option holder would have received pursuant to the Merger if he or she had exercised all his or her options immediately prior thereto.The CCBC Stock Option Plans provide that the service of a CCBC non-officer Director does not terminate as long as he or she remains a Director or Advisory Director of SWB on and after the Effective Date. SWB has agreed that it will, for purposes of the CCBC Stock Option Plans, at or immediately following the Effective Date, offer each current non-officer Director of CCBC a position as Advisory Director of SWB for a period of not less than two years. SWB and CCBC have also agreed, subject to certain limitations, to make any amendments to the CCBC Stock Option Plans and the stock option agreements entered thereunder necessary to carry out SWB's assumption of CCBC options as set forth herein. SHAREHOLDER APPROVAL OF THE MERGER INCLUDES APPROVAL OF AND CONSENT TO ANY SUCH AMENDMENTS TO SWB'S AND CCBC'S STOCK OPTION PLANS AND AGREEMENTS.

                  For a more complete description of the treatment of Stock Options, see "PROPOSAL ONE: THE MERGER--Principal Terms of the Merger--Treatment of Stock Options."

                  Indemnification. SWB has agreed upon completion of the Merger to indemnify, to the extent permitted by law and its articles of incorporation and bylaws, any person who is now, or has been at any time prior to the date of the Agreement, or who becomes prior to the Effective Time, an officer or director of CCBC in the event of any threatened or actual claim, action, suit, proceeding or investigation which is based in whole or in part on, or arises in whole or in part out of, (a) the fact that the indemnified party is or was a director or officer of CCBC or any predecessor or (b) the Agreement or any of the transactions contemplated by the Agreement. SWB has also agreed, for a period of three years, to cause such person to be covered by SWB's directors' and officers' liability insurance policies in effect on the Effective Date or to obtain tail coverage for them under CCBC's directors' and officers' liability insurance policies; provided, however, that SWB is not obligated to pay annual premium for such insurance to the extent such premiums exceed 150% of the premium paid by CCBC for such insurance as of the date of the Agreement. See "PROPOSAL ONE: THE MERGER--Principal Terms of the Merger--Indemnification of CCBC Directors and Officers."

Conditions and Regulatory Approvals

                  Consummation of the Merger is subject to the satisfaction of various conditions, including the accuracy of each party's representations and warranties, each party's substantial compliance with its obligations under the Agreement, the absence of any material adverse change (as defined in the Agreement) in the business or financial condition of SWB or CCBC, receipt of required regulatory approvals from the FDIC, Board of Governors of the Federal Reserve System (the "FRB") and DFI, the effectiveness of SWB's Registration Statement, receipt of a legal opinion as to the qualification of the Merger as a tax-free reorganization, qualification of the Merger for accounting treatment on the basis of the pooling-of-interests method, the exchange of current unaudited financial information, each party's receipt of a fairness opinion from its financial advisor and the adjustment (if necessary) of certain of CCBC's reserves and asset classifications to conform to specified standards. See
"PROPOSAL ONE: THE MERGER--Principal Terms of the Merger--Representations and Warranties," "-- Conditions to the Merger" and "--Required Regulatory Approvals." Other than conditions which must be satisfied by law, the Boards of Directors of SWB and CCBC have the corporate power and authority to waive satisfaction of the conditions to their respective company's obligation to consummate the Merger.

Termination and Amendment; Termination Payment

                  The Agreements may be terminated any time prior to the Effective Date as follows: (a) by the mutual consent of the Boards of Directors of SWB and CCBC; (b) by the Board of Directors of SWB on or after June 30, 1998, if any of the conditions to the obligations of SWB have not been fulfilled or waived, any material adverse change in CCBC or its properties, operations or financial condition occurs or is learned, CCBC materially fails to comply with its obligations under the Agreement, or CCBC enters into a transaction or series of transactions with a third person or group providing for the acquisition of all or a substantial part of CCBC, whether by way of merger, exchange or purchase of stock, sale of assets or otherwise; (c) by the Board of Directors of CCBC on or after June 30, 1998, if any of the conditions to the obligations of CCBC have not been fulfilled or waived by CCBC (subject to SWB's right to pursue certain litigation or administrative proceedings to obtain one or more of the Governmental Approvals, but not beyond December 31, 1998), any material adverse change in SWB or its properties, operations or financial condition occurs or is learned, SWB materially fails to comply with its obligations under the Agreement or SWB or its affiliates enter into a business combination with any other entity which does not expressly contemplate the performance by SWB or its successor in interest of SWB's obligations under the Agreement and SWB indicates it will not consummate the Merger.

                  If either party willfully breaches the Agreement or enters into another transaction (such as a merger or similar business combination) that prevents performance of its obligations under the Agreement, either party may terminate the Agreement and the nonbreaching party becomes entitled to liquidated damages of $1,200,000. In addition, each party remains liable for its expenses incurred in connection with the Merger.

                  See "PROPOSAL ONE: THE MERGER--Principal Terms of the Merger--Termination and Amendment; Termination Payment."

Stock Option Agreement between SWB and CCBC

                  Concurrently with the execution and delivery of the Agreement, SWB and CCBC entered into a Stock Option Agreement (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, CCBC granted to SWB an option (the "Option") to purchase up to 282,914 shares of CCBC common stock (representing approximately 19.9% of the outstanding shares of CCBC common stock) at a per share price equal to the lower of (i) the average of the bid and ask prices for CCBC common stock for the five trading days preceding the execution of the Agreement or (ii) the per share price at which CCBC issues or agrees to issue CCBC common stock to an acquiring person. The Option will only become exercisable upon the occurrence of certain events that create the potential for another party to acquire control of CCBC. The Stock Option Agreement further provides that, after SWB has exercised the Option, SWB may require CCBC to repurchase the CCBC common stock so acquired at a price equal to the highest of (i) the exercise price paid by SWB, (ii) the highest price paid or agreed to be paid for CCBC shares by an acquiror of 10% or more of the outstanding CCBC common stock or (iii) in the event of a sale of all or substantially all of CCBC's assets, (x) the sum of the price paid in such sale and the current market value of the remaining assets of CCBC as determined by a recognized investment banking firm, divided by (y) the number of shares of CCBC common stock then outstanding; provided, however, that in no event will CCBC be required to repurchase the shares of CCBC common stock at a repurchase price that exceeds SWB's aggregate exercise price for such shares by more than $2 million. On December 24, 1997, the final bid price of CCBC common stock was $28.00 per share, as reported by Nasdaq. See "THE STOCK OPTION AGREEMENT BETWEEN SWB AND CCBC."

                  The Stock Option Agreement could have the effect of discouraging persons, who now or prior to the Effective Time might be interested in acquiring all or a significant interest in CCBC, from considering or proposing such an acquisition, even if such persons were prepared to propose greater consideration per share for CCBC common stock than the consideration per share represented by the Exchange Amount. In addition, the Agreement provides that CCBC will not initiate or solicit any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any merger, consolidation, business combination, share exchange, sale or disposition of 10% or more of CCBC's assets, or takeover proposal.

Expenses

                  SWB and CCBC have each agreed to pay the costs incurred by them incident to the performance of their obligations under the Agreement, including costs related to the Registration Statement and these Proxy Materials, their respective financial statements and the fees of its counsel, accountants, consultants and financial advisers. The costs of printing and distributing the Registration Statement and the Proxy Materials, fees payable pursuant to state "blue-sky" securities laws, fees related to obtaining a tax opinion, the fees required to be paid to the SEC and to Nasdaq to register the shares of SWB common stock will be shared equally by the parties.

Certain Income Tax Consequences

                  The Merger is intended to be a tax-free reorganization for federal and California income tax purposes. As a condition to the consummation of the Merger, SWB and CCBC will receive an opinion of McCutchen, Doyle, Brown & Enersen, LLP , to the effect that the Merger will constitute a tax-free reorganization for federal income tax purposes. Consequently, CCBC shareholders receiving SWB common stock pursuant to the Merger are not expected to recognize gain or loss for federal income tax purposes. Gain or loss may, however, be recognized on the receipt of cash in lieu of fractional shares of SWB common stock. The character and amount of such gain or loss may vary with each shareholder's individual circumstances. CCBC's and SWB's shareholders are urged to consult their own tax advisors regarding the federal (and any applicable foreign, state and local) income tax consequences of the Merger. See "PROPOSAL
ONE: THE MERGER--Certain Income Tax Consequences."

Effective Date

                  The Merger will become effective on the date (the "Effective Date") that the Merger Agreement is filed with the Secretaries of State of the States of California and Delaware. The Bank Merger will become effective on the date that the Bank Merger Agreement is approved by the DFI, filed with the

California Secretary of State and a copy thereof filed with the Commissioner. Assuming all conditions to the Merger are met, the parties anticipate that the Effective Date will be on or about April 15, 1998, or as soon thereafter as practicable. SWB and CCBC expect the Bank Merger to be completed on or about the Effective Date as well.

Recommendations of the Boards of Directors

                  The Board of Directors of SWB believes that the Merger is in the best interests of SWB and its shareholders. The Board is of the opinion that combining the business of SWB and CCBC will enhance the prospects of SWB. The Board of Directors of SWB voted to recommend to its shareholders a vote FOR approval of the Merger. See "PROPOSAL ONE: THE MERGER--Reasons for the Merger and Recommendations--SWB."

                  The Board of Directors of CCBC believes that the Merger is in the best interests of CCBC and its shareholders. The Board is of the opinion that combining the business of SWB and CCBC will enhance the prospects of the combined companies. The Board of Directors of CCBC voted to recommend to its shareholders a vote FOR approval of the Merger. See "PROPOSAL ONE: THE MERGER--Reasons for the Merger and Recommendations--CCBC."

Fairness Opinions

                  CCBC has retained Van Kasper & Company ("Van Kasper") as its financial advisor in connection with the Merger and to render an opinion to the Board of Directors of CCBC as to whether the Exchange Ratio of the proposed Merger is fair from a financial point of view to the shareholders of CCBC. Van Kasper delivered its opinion to this effect on November 13, 1997. See "PROPOSAL
ONE: THE MERGER - Fairness Opinions" and Annex C.

                  SWB has retained NationsBanc Montgomery Securities, Inc. ("NationsBanc Montgomery") as its financial advisor in connection with the Merger and to render an opinion to the Board of Directors of SWB as to whether the Exchange Ratio in the proposed Merger is fair from a financial point of view to SWB. NationsBanc Montgomery delivered its opinion to this effect on November 13, 1997. See "PROPOSAL ONE: THE MERGER - Fairness Opinions" and Annex D.

Dissenters' Rights of Appraisal

                  A holder of SWB common stock who, not later than the date of the SWB Meeting, delivers to SWB a written demand for dissenters' rights, and who votes against the approval of the Agreements and who complies with all other applicable requirements of Chapter 13 ("Chapter 13") of the California General Corporation Law (the "California Law"), will have the right to receive payment in cash of the "fair market value" of such holder's shares of SWB common stock; provided, however, that no holder of SWB common stock will be entitled to dissenters' rights unless holders of at least 5% of the outstanding shares of SWB common stock have perfected their dissenters' rights in accordance with Chapter 13 of the California Law. The SWB Board has determined that the "fair market value" of one share of SWB common stock for this purpose is $28.50, which was the closing sales price for SWB common stock on November 12, 1997, the day before the public announcement of the Merger. The procedure for perfecting dissenters' rights is summarized under the caption "DISSENTERS' RIGHTS OF APPRAISAL" and the pertinent provisions of Chapter 13 of the California Law are included as Annex E to this Joint Proxy Statement/Prospectus.

                  Under applicable Delaware law, shareholders of CCBC do not have dissenters' rights in connection with the Merger. See "DISSENTERS' RIGHTS OF APPRAISAL."

Differences in Charter Documents and Applicable Law

                  SWB is organized under the corporate law of California, while CCBC is organized under the corporate law of the State of Delaware. There are certain differences in the charter documents and law applicable to the two companies. See "CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS."

Interests of Certain Persons in the Merger

                  As of November 30, 1997, the directors and executive officers of CCBC owned an aggregate of 290,538 shares of CCBC common stock (including 98,962 shares subject to options exercisable currently or within 60 days of the record date) which, if owned by them at the Effective Date, will be converted into shares of SWB common stock with an approximate aggregate market value of $8,572,007 (based on an assumed Market Value of $32.75). Under the Agreement, SWB has agreed to appoint Bernard E. Moore and Walter A. Sunderman, currently directors of CCBC, to its Board of Directors and to include them among management's nominees for the board through the year 2000. Messrs. Moore and Sunderman have certain rights to appoint successors to themselves from other existing directors of CCBC under certain circumstances, provided such successor meets SWB's then written criteria for selection of board nominees. Mr. Sunderman and SWB will enter into a consulting agreement that will provide, in exchange for providing services related to customer retention, new business development, community representation and strategic planning and implementation to SWB, Mr. Sunderman with approximately $40,000 each year for 4 years in addition to directors' fees.

                  Mr. Sunderman, President and Chief Executive Officer of CCBC, Andrew S. Popovich, Executive Vice President and Chief Financial Officer of CCBC, Ronald A. Alfstad, Executive Vice President of CCBC, and Larry Fletcher, Senior Vice President of CP Bank (the "CCBC Executive Officers") are parties to employment agreements each dated August 1, 1993 and amended on May 20, 1997 (the "Executive Agreements") that provide for severance benefits upon the occurrence of a merger, acquisition or other change of control as defined in the Executive Agreements (together a "Change of Control"). These agreements provide that in the event of the termination of any of the Executive Agreements or any CCBC Executive Officer, without cause, within either six months prior to or 12 months after a Change of Control, Messrs. Sunderman, Popovich and Alfstad would be entitled to receive a lump sum payment equal to two times his then current base annual salary and Mr. Fletcher would be entitled to receive a lump sum payment equal to one time his then current base annual salary. Under these provisions Messrs. Sunderman, Popovich, Alfstad and Fletcher would be entitled to $318,150, $207,480, $201,600, and $83,003 respectively.

                  In the event a Change of Control occurs but neither the Executive Officer nor his Executive Agreement is terminated, Mr. Sunderman would be entitled to receive a lump sum payment equal to one times his annual base salary, and Messrs. Alfstad, Popovich and Fletcher would each be entitled to receive a lump sum payment equal to one half of his current base annual salary. Under these provisions Messrs. Sunderman, Popovich, Alfstad and Fletcher would be entitled to $159,075, $51,870, and $50,400, and $41,502 respectively.

                  If a Change of Control is consummated for a total purchase or investment price or value of more than 1.75 times the book value of CCBC's stock as of the month prior to the announcement of the Change of Control, calculated in accordance with the FDIC's regulatory capital requirements, but on a fully diluted basis, then Messrs. Sunderman and Popovich each will be entitled to receive an additional incentive payment calculated based upon a percentage of the purchase price over the 1.75 threshold dependent upon the ratio of the purchase price to fully diluted book value of CCBC's stock. However, in no event shall the incentive payment exceed twice the CCBC Executive Officer's annual base salary. The amounts payable under these provisions are not presently calculable, but the maximum amounts payable under these provisions Messrs. Sunderman and Popovich would be $318,150 and $207,480, respectively.

                  Jan Larsen, Senior Vice President and Branch Administrator, of CP Bank is also a party to an employment agreement which provides for severance benefits. Under Ms. Larsen's agreement, in the event of a Change of Control the term of her Agreement will be extended for a period of not less than one year from the effective date of the Change of Control, or if her employment is terminated, she shall receive a lump sum equal to twelve (12) months of her then current annual base salary, less salary paid for employment under the agreement from the time of Change of Control to the date of termination. Under this provision, Ms. Larsen would receive a total of $56,223.

                  Additionally, Messrs. Sunderman, Popovich, Alfstad and Fletcher are each party to a Supplemental Retirement Plan each dated as of August 1, 1993 (the "Supplemental Plans"). Under the Supplemental Plans, the benefits of each CCBC Executive Officer vests 100% in the case of a Change of Control. The CCBC Executive Officers are entitled to receive fully vested retirement benefits on the January 1st next following termination of employment following a Change of Control, determined on the date of termination as though the CCBC Executive Officer were age 62, and may elect to be paid in a single sum cash payment or that payments commence following a certain term, e.g., 10 years after the Change of Control. No interest shall be credited on any deferred payments. Although the amounts payable under the Supplemental Plans are not presently calculable, the following chart demonstrates Estimated Annual Retirement Income to which CCBC Executive Officers are entitled under the Supplemental Plans based on remuneration and years of service. During 1996, the cash compensation of Messrs. Sunderman, Popovich, Mr. Alfstad and Fletcher (including bonuses) were $178,018, $116,095, $111,948 and $92,887, respectively.

                                             Years of Service
          Remuneration              10 Years             15 Years               20 Years           25+ Years
          ------------              --------             --------               --------           ---------
           $ 75,000                 $15,000              $25,500                $30,000            $ 37,500
            100,000                  20,000               30,500                 40,000              50,000
            125,000                  25,000               37,500                 50,000              62,500
            150,000                  30,000               45,000                 60,000              75,000
            175,000                  35,000               52,500                 70,000              87,500
            200,000                  40,000               60,000                 80,000             100,000

                Years of service credit for CCBC's Executive Officers as of December 12, 1997 were as follows: Mr. Alfstad, 14 years; Mr. Fletcher, 13 years; Mr. Popovich, 15 years; Mr. Sunderman, 15 years.

SWB has also authorized CCBC to make retention bonus payments, not to exceed six month salary, to certain key CCBC employees who maintain their employment at least through the Effective Date.

Risk Factors

                  The proposed Merger presents risk for shareholders of both CCBC and SWB, including factors related to the Merger, to the banking industry and to SWB itself. See "RISK FACTORS."

Market Price Data

                  SWB common stock and CCBC common stock are both traded on the Nasdaq National Market under the symbols "SWBS" and "CCBC", respectively. The following table sets forth historical per share market values for SWB common stock and CCBC common stock and the equivalent pro forma market values for CCBC common stock (i) on November 12, 1997, the last trading day prior to public announcement of the Merger, (ii) on December 12, 1997 (the date on which the unaudited pro forma financial information herein is based) and (iii) December 26, 1997. The historical per share market values shown below for SWB common stock and CCBC common stock represent the last sale prices on the dates indicated; such values for SWB may be higher or lower than the "Market Value" of SWB common stock as such term is defined in the Agreement for purposes of determining the Exchange Ratio. The equivalent pro forma market value per share of CCBC common stock reflects an Exchange Ratio which assumes the Market Value is equivalent to the market price for SWB common stock shown in the table.

                                                                     CCBC Equivalent Pro
                                                                      Forma Market Value
                              Historical Market Price
                        ------------------------------------        -----------------------
                               SWB               CCBC
November 12, 1997            $28.50             $26.00                      $28.44
December 12, 1997            $32.75             $27.00                      $30.13
December 26, 1997            $34.00             $28.13                      $30.44

                  No assurance can be given that SWB's Market Value will not be lower or higher than the amounts shown in the above table or that actual stock prices for SWB's common stock will be equal to or greater than such Market Value at any time after completion of the Merger. Following the Merger, CCBC will be merged into SWB, and there will be no further public market for CCBC common stock. SWB common stock will continue to be quoted on the Nasdaq National Market.

Dividend Policy

                  In 1997, SWB paid an annual dividend of $.32 per share which was paid in semi-annual installments. In 1996 and 1995, SWB paid annual dividends of $.30 and $.24 per share, also in semi-annual installments. SWB did not pay dividends for the years 1992 through 1994. Subject to the discretion of its Board of Directors, SWB intends to continue paying dividends on a semi-annual basis in the future.

                  Through 1997, CCBC has paid a quarterly dividend of $.15, or $.60 per share on an annual basis. In 1996, CCBC paid a dividend of $.125 during the first quarter and $.15 in each of the three following quarters. In 1995, CCBC paid an annual dividend of $.50 per share which was paid in quarterly installments.

                     MARKET PRICE AND DIVIDEND INFORMATION

Market Quotations

                  SWB common stock is quoted on the Nasdaq National Market under the symbol SWBS. CCBC's common stock is quoted on the Nasdaq National Market under the symbol CCBC. As of December 19, 1997, there were approximately 966 holders of record of SWB common stock and approximately 963 holders of CCBC common stock. The following table sets forth for SWB common stock and the CCBC common stock the high and low sale prices, as reported on the Nasdaq National Market.

                                           SWB                                   CCBC
                                        Common Stock                         Common Stock
                             ----------------------------------    ----------------------------------
                                   High            Low                  High              Low
1996
First Quarter                      $13.13          $10.63               $16.00            $14.00
Second Quarter                      15.38           12.50                14.50             13.25
Third Quarter                       15.00           12.88                15.75             13.75
Fourth Quarter                      15.75           14.13                16.50             15.75

1997
First Quarter                       19.63           15.38                18.25             16.00
Second Quarter                      21.13           17.50                17.75             16.00
Third Quarter                       25.75           19.75                26.00             17.00
Fourth Quarter (through
  December 27, 1997)                35.25           24.75                28.38             24.00

                  The following table sets forth the per share cash dividends declared by SWB and by CCBC during each quarter since January 1, 1996.

                                  SWB              CCBC
1996
First Quarter                      --               $0.125
Second Quarter                     $0.15             0.15
Third Quarter                       0.15             0.15
Fourth Quarter                     --                0.15

1997
First Quarter                       0.16             0.15
Second Quarter                     --                0.15
Third Quarter                       0.16             0.15
Fourth Quarter                     --                0.15

                  SWB's Board of Directors considers the advisability and amount of proposed dividends each quarter. Future dividends will be determined in light of SWB's earnings, financial condition, future capital needs, regulatory requirements and such other factors as the Board of Directors may deem relevant. SWB's primary source of funds for payment of dividends to its shareholders will be the receipt of dividends and management fees from its subsidiary. The payment of dividends by banks is subject to various legal and regulatory restrictions.

                  CCBC's Board of Directors considers the advisability and amount of proposed dividends each quarter. Future dividends will be determined in light of CCBC's earnings, financial condition, future capital needs, regulatory requirements and such other factors as the Board of Directors may deem relevant. CCBC's primary source of funds for payment of dividends to its shareholders will be the receipt of dividends and management fees from its subsidiaries. The payment of dividends by banks is subject to various legal and regulatory restrictions.

                                RISK FACTORS

                  In deciding how to vote their shares at the special meetings, holders of shares of SWB common stock and holders of shares of CCBC common stock should carefully consider the following factors, in addition to the information and other matters set forth in this Joint Proxy Statement/Prospectus.

                  Certain statements contained in this Joint Proxy Statement/Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of SWB or CCBC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which SWB or CCBC operate; demographic changes; competition; fluctuations in interest rates; changes in business strategy or development plans; changes in governmental regulation; credit quality; the availability of capital to fund the expansion of SWB's business; and other factors referenced in or incorporated by reference into this Joint Proxy Statement/Prospectus, including, without limitation, under the captions "SUMMARY," and "RISK FACTORS." Given these uncertainties, shareholders are cautioned not to place undue reliance on such forward-looking statements. SWB and CCBC disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Risk Factors Relating to the Merger

                  Prospects of SWB After the Merger and Ability to Integrate Operations. The earnings, financial condition and prospects of SWB after the Merger will depend in part on SWB's ability to successfully integrate the operations and management of CP Bank after its Merger into Sierra Bank. There can be no assurance that SWB will be able to effectively and profitably integrate the operations and management of CP Bank. In addition, there can be no assurance that SWB will be able to fully realize any revenue enhancement or cost savings as a result of the Merger. There can be no assurance that any cost savings which are realized will not be offset by losses in revenues or other charges to earnings. In addition, to the extent that present customers are not retained by the combined company or additional expenses are incurred in retaining them, there could be adverse effects on future results of operations of SWB following the Merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of CCBC and SWB are maintained and enhanced.

                  Performance of Combined Loan Portfolios. SWB's performance and prospects after the Merger also will be dependent to a significant extent on the performance of the combined loan portfolios of Sierra Bank and CP Bank and ultimately on the financial condition of the bank's borrowers and other customers. The existing loan portfolios of Sierra Bank and CP Bank differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, SWB's overall loan portfolio will have a different risk profile than the loan portfolio of either Sierra Bank and CP Bank before the Merger. The performance of the combined loan portfolio will be adversely affected if any of such factors is worse than currently anticipated.

                  Stability of Acquired Deposits. There can be no assurance that the amount of deposits at each of CP Bank's branch offices will not decrease between the date of this Joint Proxy Statement/Prospectus and the date the Merger is completed, or at any time thereafter. If the amount of the deposits declines before or after the Merger, SWB's return on equity may be adversely affected because the amount of leverage on SWB's capital will be less than currently anticipated by management. Although SWB anticipates that some CP Bank depositors will choose to move their deposits elsewhere, the achievement of the

Merger's anticipated benefits requires a substantial portion of the deposits to remain with SWB after the Merger. The market for financial services is extremely competitive and no assurance can be given that CP Bank's current deposit customers will remain depositors of CP Bank or, after the Merger, SWB. See "--Risk Factors Relating to the Industry--Competition."

Risk Factors Relating to the Industry

                  Interest Rate Risk. Bank earnings depend largely on the relationship between the cost of funds, primarily deposits, and the yield on earning assets. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by economic and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Fluctuations in interest rates affect the demand of customers for SWB's and CCBC's products and services. SWB and CCBC are subject to interest rate risk to the degree that their interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than their interest-earning assets. Given SWB's and CCBC's current volume and mix of interest-bearing liabilities and interest-earning assets, SWB's and CCBC's combined interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Therefore, significant declines in interest rates may have an adverse effect on SWB's and CCBC's combined results of operations.

                  Economic Conditions and Geographic Concentration. The operations of SWB and CCBC are primarily located in Northern California and Northern Nevada and are concentrated primarily in the Reno and Carson City regions of Nevada, the Lake Tahoe region of California and along the Interstate 80 corridor through Sacramento to Concord. As a result of this geographic concentration, SWB's and CCBC's results depend largely upon economic conditions in these areas, particularly in the tourism and outdoor recreation industries. A deterioration in economic conditions in these market areas could have a material adverse impact on the quality of SWB's and CCBC's loan portfolio and the demand for their products and services and, accordingly, their respective results of operations.

                  Government Regulation and Monetary Policy. The banking industry is subject to extensive federal and state supervision and regulation. Such regulation limits the manner in which SWB and CCBC conduct their respective businesses, undertake new investments and activities and obtain financing. This regulation is designed primarily for the protection of the deposit insurance funds and consumers, and not for the benefit of holders of SWB's or CCBC's securities. Financial institution regulation has been the subject of significant legislation in recent years, and may be the subject of further significant legislation in the future, none of which is in the control of SWB or CCBC. Significant new laws or changes in, or repeals of, existing laws may cause SWB's or CCBC's results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for financial institutions, primarily through open market operations in United States government securities, the discount rate for bank borrowings and bank reserve requirements. Any material change in these conditions would be likely to have a material impact on SWB's and CCBC's respective results of operations.

                  Competition. The banking and financial services business in California and Nevada generally, and in SWB's and CCBC's market areas specifically, is highly competitive. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. SWB and CCBC compete for loans, deposits and customers for financial services with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other nonbank financial service providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than SWB or CCBC. There can be no assurance that SWB or

CCBC will be able to compete effectively in their markets, and the results of operations of SWB and CCBC could be adversely affected if circumstances affecting the nature or level of competition change.

                  Credit Quality. A significant source of risk for financial institutions such as SWB and CCBC arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. SWB and CCBC have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that each company's respective management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the respective credit portfolios. Such policies and procedures, however, may not prevent unexpected losses that could materially adversely affect the respective companies' results of operations.

Risks Relating to SWB

                  Concentration of Lending Activities. At September 30, 1997, approximately 73% of SWB's loans were secured by real estate. At such date, approximately 41% of SWB's loans consisting of loans generated through SWB's United States Small Business Administration (the "SBA") loan program, were secured by commercial real estate, including small office buildings, owner-user office/warehouses, mixed-use residential/commercial properties and retail property. Approximately 25% of such loans are additionally guaranteed by the SBA. Approximately 18% of the properties which secure SWB's loans are located in Nevada with the remainder of the properties being located in California. The ability of SWB to continue to originate real estate secured loans may be impaired by adverse changes in local and regional economic conditions in the real estate market, increasing interest rates, or by acts of nature (including earthquakes and flooding, either of which may cause uninsured damage and other loss of value to real estate that secures SWB's loans). Due to the concentration of SWB's real estate collateral, such events could have a significant adverse impact on the value of such collateral or SWB's earnings.

                  Reliance on SBA Loan Sales. In recent years, a substantial portion of SWB's revenues, income, liquidity and growth have been derived from SBA loan activities. Many of the terms and conditions of the SBA program are subject to political and business considerations that could significantly influence SWB's future efforts in this area. Although the SBA program has been in effect since 1954, over the years a number of proposals to eliminate, consolidate or otherwise alter the SBA program have been considered in both the Executive Branch and Congress. Consequently, future income from this program will depend upon, among other things, the continuation and funding of the SBA program by the Federal government at or near present levels. In recent years, the budgeted governmental funding for the SBA program has not met increasing program demands and has required supplemental appropriations of funds by the Congress. There is no assurance that future levels of government funding will be adequate to fund the SBA program at current levels.

                  The SBA loan program includes certain risks not associated with traditional bank lending programs, including, but not limited to, possible loss of the SBA guarantee on individual loans if a loan is found to contain deficiencies in documentation or servicing which contributed to a greater loss to the SBA than would otherwise be incurred, additional risk associated with those SBA loans with terms longer than non-SBA loans made by most banks, and loan-to-value ratios higher than those normally utilized by SWB for non-SBA loans.

                  In  1997,  SWB  began  securitizing  and  selling  SBA  loans.
Recently, a significant portion of SWB's liquidity has been attributable to the success of its SBA loan securitization program. The volume and growth of SWB's sales of securitized loans could be adversely affected by a number of factors including, but not limited to a decrease in the availability of SBA loans available for securitization and sale resulting from an increase in competition or a reduction in government funding, increased competition for SBA loans for securitization; the imposition of new laws, regulations or governmental procedures making the securitization or sale of SBA loans impractical, more costly or unlawful; or a change in economic conditions or other events adversely affecting the market for securitized loans.

                  Prepayment Risk. A significant portion of SWB's reported income relates to interest only strips and servicing income on SBA loans sold in the past. The related servicing and interest only strip assets included in SWB's Consolidated Financial Statements represent the recognition of the market value of the servicing spread, which was based on certain estimates made by management at the time SBA loans were sold or securitized. Such estimates were made based on management's expectations of future prepayment rates and other considerations. If actual prepayments with respect to sold SBA loans occur more quickly than was projected at the time such loans were sold, the carrying value of the related assets may have to be written down through a charge to earnings in the period of adjustment.

                  Environmental Liabilities. In the course of its business, SWB has acquired, and may in the future acquire, through foreclosure, properties securing loans it has originated or purchased which are in default. Primarily with respect to commercial properties securing SBA loans and commercial real estate loans made outside the SBA guaranteed loan program, there is a risk that hazardous substances or wastes, contaminants or pollutants could be discovered on such properties after acquisition by SWB. In such event, SWB might be required to remove such substances from the affected properties at its sole cost and expense. There can be no assurance that the cost of such removal would not substantially exceed the value of affected properties or the loans secured by the properties, that SWB would have adequate remedies against the prior owner or other responsible parties or that SWB would not find it difficult or impossible to sell the affected properties either prior to or following any such removal.

                  Year 2000 Computer Considerations. Many existing computer programs use only two digits to identify a year in the date datum field. As a result, SWB, like most other companies, will face a potentially serious information systems (computer) problem because many software applications and operational programs written in the past may not properly recognize calendar dates beginning in the year 2000. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000.

                  SWB began the process of identifying the changes required to its computer chips and programs and hardware in 1997, in consultation with software and hardware providers, a consulting firm and bank regulators. While SWB believes it is taking all appropriate steps to assure that its information systems are prepared for the year 2000, it is dependent on vendor compliance to some extent. SWB is requiring its systems and software vendors to represent that the services and products provided are, or will be, year 2000 compliant, and contemplates a program of testing compliance to commence in 1998. SWB estimates that its costs related to year 2000 compliance will be at least $200,000 and may be significantly more. The " year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. Consequently, no assurance can be given that year 2000 compliance can be achieved without costs and uncertainties that might affect future financial results or cause reported financial information not to be necessarily indicative of future operating results or future financial condition.

                  SWB's customers, including its borrowers, are also faced with potential year 2000 problems. SWB has adopted procedures to inquire of its borrowers whether they are taking steps to address the problem. The failure of its borrowers to resolve the problem could adversely affect their operations and impair their ability to repay their loans to SWB. Therefore, even if SWB were to resolve its own direct year 2000 problems, it could nevertheless be materially and adversely affected if its borrowers do not also successfully resolve their year 2000 problems.

                  Dependence on Key Personnel. SWB's success and its ability to integrate the operations of CCBC depend to a significant extent on the performance of its executive officers. SWB believes that its success will depend, in large part, on its ability to retain such personnel. There can be no assurance that SWB will be successful in retaining such personnel.

                  Changes to capital adequacy guidelines. In December 1996 the Federal Financial Institutions Examination Council's ("FFIEC") Task Force on Supervision, acting under delegated authority, approved revisions to the reporting requirements for the Reports of Condition and Income ("Call Report") for 1997. These revisions included changes to provide for call reports to be submitted on a GAAP basis versus special regulatory rules that had previously been followed and interim guidance for the regulatory capital treatment of servicing assets. The effect of this change to GAAP was to increase SWB's regulatory capital by approximately $5.3 million.

                  On August 4, 1997 the FDIC, along with other federal banking regulatory agencies, issued a request for public comment on proposed changes to it's capital adequacy rules that would result in additional capital requirements on servicing assets and could result in additional capital requirements on interest-only strips receivable. At September 30, 1997, SWB had $2.1 million in contractual servicing assets, $4.8 million in interest-only strips created in the sale of government guaranteed portions of SBA loans and $11.4 million in interest-only strips related to it's securitization of the SBA loans. In addition, at this same date, SWB had recorded an unrealized gain, net of tax, on these interest-only strips receivable of $701 thousand. The extent of any required reductions in capital is not known at this time but could include a deduction from stated capital of all or part of these assets. It is expected but not certain that any adjustments to capital would be made net of the related tax amounts. The FDIC is expected to issue it's final capital adequacy rules in the first half of 1998.

                           SELECTED FINANCIAL INFORMATION

                  The following tables present selected condensed historical and unaudited pro forma financial data for SWB and CCBC. The following selected condensed financial data for SWB and CCBC should be read in conjunction with the consolidated financial statements and the related notes thereto of SWB and with the consolidated financial statements and the related notes thereto of CCBC incorporated by reference in this Joint Proxy Statement/Prospectus, the unaudited pro forma combined condensed financial data of SWB and CCBC appearing herein, and the notes to such statements and data. The selected condensed historical financial data for SWB and CCBC as of and for the five years in the period ended December 31, 1996 is derived from SWB's and CCBC's audited financial statements. The selected condensed historical financial data as of and for the nine months ended September 30, 1997 and 1996 is unaudited. The selected condensed historical financial data for SWB as of September 30, 1997, includes the June 30, 1997 purchase of Mercantile Bank. The selected condensed historical financial data for SWB and CCBC for the nine month periods ended September 30, 1997 and 1996 includes, in the opinion of the management of SWB and CCBC, respectively, all adjustments (comprising only of normal recurring accruals) necessary for a fair presentation of the consolidated operating results and financial position of SWB and CCBC for such interim periods. Results for the interim periods are not necessarily indicative of the results for the full year or any other period.

                  The unaudited selected pro forma combined condensed data presents selected financial data based on the historical financial statements of the parties, giving effect to the proposed combination based on the pooling of interests accounting method and the assumptions and adjustments in the notes thereto. The unaudited pro forma combined condensed financial data is not necessarily indicative of operating results which would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operations.


                            Selected Condensed Historical Data of SWB

                               At or for the nine
                                  months ended
                                 September 30,                  At or for the year ended December 31,
                                 -------------                  -------------------------------------
                                1997        1996        1996         1995        1994        1993        1992
                                ----        ----        ----         ----        ----        ----        ----
                                  (Dollars in thousands, except per share data)
Results of operations
Total interest income           $32,131     $23,943      $33,269     $25,831     $19,657      $17,246    $16,597
Total interest expense           12,470       8,913       12,495       8,491       5,597        4,503      6,876
                               --------     -------     --------     -------     -------      -------    -------
Net interest income              19,661      15,030       20,774      17,340      14,060       12,743      9,721
Provision for possible
  loan and lease losses           1,940         910        1,010       1,270         885        1,560        915
                               --------      ------     --------     -------      ------      -------     ------
Net interest income after
  provision for possible
  loan and lease losses          17,721      14,120       19,764      16,070      13,175       11,183      8,806
Total noninterest income          9,105       5,246        7,338       7,969       9,177       10,214      9,406
Total noninterest expense        18,139      16,302       21,697      20,944      17,486       17,023     15,616
Provision for income taxes        3,348       1,168        2,077       1,179       1,863        1,670        763
                                -------     -------      -------     -------     -------      -------     ------

Net income                      $ 5,339     $ 1,896      $ 3,328     $ 1,916     $ 3,003      $ 2,704    $ 1,833
                                =======     =======      =======     =======     =======      =======    =======

Balance sheet (end of period)
Total assets                   $575,303     405,241      447,889     337,518     259,975      250,065    243,758
Loans and leases, net (1)       402,098     300,584      318,820     236,124     169,393      156,347    152,603
Allowance for possible
  loan and lease losses           6,634       4,577        4,546       3,845       3,546        3,472      2,742
Total deposits                  513,029     358,949      399,651     293,154     218,876      220,768    211,976
Convertible debentures                0       9,035        8,520      10,000      10,000          250        250
Shareholders' equity             51,486      31,852       33,916      29,833      28,163       25,645     22,907

Per share information (2)
Net income, primary              $ 1.47      $  .65       $ 1.13      $  .68      $ 1.07       $  .99    $   .70
Net income, fully diluted          1.34         .57          .96         .63         .91          .97        .68
Dividends declared                  .31         .29          .29         .23           0            0          0
Book value (3)                    12.60       11.75        11.66       10.96       10.24         9.43       8.42
Weighted average shares
  outstanding, primary            3,630       2,914        2,942       2,812       2,812        2,739      2,628
Weighted average shares
  outstanding, fully              4,005       3,926        3,934       3,871       3,786        2,790      2,774
  diluted

Selected Ratios
Return on average assets (3)        1.4%        0.7%         0.9%        0.7%        1.2%         1.2%       0.8%
Return on average equity (3)       16.6         8.1         10.5         6.5        11.2         11.1        8.6
Net interest margin (4)             5.8         6.3          6.2         7.1         6.5          6.7        5.4
Average shareholders'
  equity/average assets             8.5         8.5          8.3        10.2        10.4         10.4        9.7
Dividend payout ratios (3)
  Primary                          15.8        32.8         25.7        33.3           0            0          0
  Fully Diluted                    17.3        37.4         30.2        36.8           0            0          0

Asset Quality Ratios
Allowance for possible
  loan and lease losses to
  total loans                    1.6%         1.5%       1.4%         1.6%        2.1%        2.2%      1.8%
Allowance for possible
  loan and lease losses to
  nonaccrual loans             108.0         79.7       84.8         70.2       142.9       120.9      72.5
Net charge-offs to
  average loans                  0.3          0.1        0.1          0.5         0.5         0.4       0.5
Nonaccrual and
  restructured performing
  loans to total loans           1.7          1.9        1.7          2.3         1.5         1.9       2.5
Nonperforming assets to
  total assets                   1.3          1.5        1.3          1.8         1.4         1.6       2.0

                      Notes to Selected Condensed Historical Data of SWB

(1) The term "Loans and leases, net" means total loans, including loans held for sale, less the allowance for possible loan and lease losses.

(2) All per share information has been restated to show the effect of the 5% dividend issued August 20, 1997.

(3)      Ratios for the nine month periods are annualized.

(4)      Ratio of net interest income to total average interest-earnings assets.

                 Selected Condensed Historical Data of CCBC

                                At or for the nine
                             months ended September 30,             At or for the year ended December 31,
                             --------------------------             -------------------------------------
                              1997         1996         1996          1995         1994         1993         1992
                              ----         ----         ----          ----         ----         ----         ----
                                     (Dollars in thousands, except per share data)
Results of operations
Total interest income          $10,600       $9,595      $13,102       $12,310      $10,953      $10,582      $10,758
Total interest expense           4,583        3,909        5,465         5,481        4,096        3,742        4,025
                              --------     --------     --------      --------     --------     --------     --------
Net interest income              6,017        5,686        7,637         6,829        6,857        6,840        6,733
Provision for possible
  loan and lease losses            244          276          411           324          256          269          397
                               -------      -------      -------       -------      -------      -------      -------
Net interest income after
  provision for possible
  loan and lease losses          5,773        5,410        7,226         6,505        6,601        6,571        6,336
Total noninterest income         1,424        1,038        2,032         2,178        1,662        1,714        1,386
Total noninterest expense        5,214        4,601        6,781         6,630        6,478        6,526        5,831
Provision for income taxes         729          711          918           648          564          577          680
                               -------      -------      -------       -------      -------      -------      -------
Net income                    $  1,254     $  1,136     $  1,559      $  1,405     $  1,221     $  1,182     $  1,211
                              ========     ========     ========      ========     ========     ========     ========

Balance sheet (end of period)
Total assets                  $192,243     $170,796     $191,829      $160,083     $156,732     $148,457     $137,700
Loans and leases, net (1)      119,410      112,218      111,925       109,234      109,148      105,726      103,022
Allowance for possible
  loan and lease losses          1,220        1,116        1,101         1,158        1,108        1,090          933
Total deposits                 170,424      149,510      170,343       142,234      140,727      131,121      127,677
Other borrowed funds             2,650        2,650        2,650             0            0            0            0
Convertible debentures           2,503        3,840        3,690         4,025        4,025        4,025            0
Shareholders' equity           $15,446      $12,888      $13,369       $12,262      $10,726      $10,418      $ 9,615

Per share information
Net income, primary              $1.12        $1.12        $1.53         $1.41        $1.24        $1.24        $1.28
Net income, fully diluted         1.00          .96         1.31          1.22         1.09         1.15         1.28
Dividends declared                 .45          .43          .58           .50          .50          .45          .41
Book value (2)                   14.09        13.11        13.44         12.69        11.23        10.96        11.47
Weighted average shares
  outstanding, primary           1,116        1,013        1,021         1,000          983          951          946
Weighted average shares
  outstanding, fully             1,350        1,320        1,323         1,315        1,299        1,150          946
diluted

Selected Ratios
Return on average assets          0.88%        0.91%        0.92%         0.89%        0.80%        0.81%        0.95%
(2)
Return on average equity         11.80        12.03        12.25         12.31        11.59        11.91        13.26
(2)
Net interest margin (3)           4.72         5.21         5.04          4.83         5.10         5.23         5.83
Average shareholders'
  equity/average assets           7.46         7.72         7.53          7.22         6.89         6.78         7.14
Dividend payout ratios(2)
  Primary                         40.0         38.4         37.9          35.5         40.3         36.3         32.0
  Fully diluted                   45.0         44.8         44.3          41.0         45.9         39.1         32.0

Asset Quality Ratios
Allowance for possible
  loan and lease losses to
  total loans                     1.0%          1.0%         1.0%          1.0%         1.0%        1.01%         0.9%
Allowance for possible
  loan and lease losses to
  nonaccrual loans              128.3        1377.8       1572.8         110.4         88.1        608.9        190.4
Net charge-offs to
  average loans                   0.1%          0.3          0.4           0.3          0.2          0.1          0.3
Nonaccrual and
  restructured performing
  loans to total loans            1.8           0.5          0.9           1.4          1.1          1.0          1.4
Nonperforming assets to
  total assets                    1.3           0.4          0.2           0.8          1.4          0.5          0.9

         Notes to Selected Condensed Historical Data of CCBC

(1) The term "Loans and leases, net" means total loans, including loans held for sale, less the allowance for possible loan and lease losses.

(2) Ratios for the nine month periods are annualized.

(3) Ratio of net interest income to total average interest-earnings assets.

           Unaudited Selected Condensed Pro Forma Combined Data


                              At or for the nine
SWB and CCBC                     months ended                     At or for
(pro forma combined)           September 30,               the year ended December 31,
                                     1997(1)           1996          1995         1994
                                     ----              ----          ----         ----
                      (Dollars in thousands, except per share data)
Results of operations
Total interest income               $42,731            $46,371      $38,141      $30,610
Total interest expense               17,053             17,960       13,972        9,693
                                   --------           --------     --------      -------
Net interest income                  25,678             28,411       24,169       20,917
Provision for possible
  loan and lease losses               2,184              1,421        1,594        1,141
                                   --------           --------     --------     --------
Net interest income after
  provision for possible
  loan and lease losses              23,949             26,990       22,575       19,776
Total noninterest income             10,529              9,370       10,147       10,839
Total noninterest expense            23,353             28,478       27,574       23,964
Provision for income taxes            4,077              2,995        1,827        2,427
                                   --------           --------     --------     --------
Net income                         $  6,593           $  4,887     $  3,321     $  4,224
                                   ========           ========     ========     ========

Balance sheet (end of period)
Total assets                       $767,546           $639,718     $497,601     $416,707
Loans and leases, net               521,508            430,745      345,358      278,541
Allowance for possible
  loan and lease losses               7,854              5,647        5,003        4,654
Total deposits                      683,453            569,994      435,388      359,603
Convertible debentures                2,503             12,210       14,025       14,025
Other borrowed funds                  2,650              2,650            0            0
Shareholders' equity                $66,932            $47,285      $42,095      $38,889

Per share information (2)
Net income, primary                    $1.42             $1.26        $0.89        $1.14
Net income, fully diluted               1.29               .98          .69          .89
Dividends declared                      0.31              0.29         0.23         0.00
Book value (3)                         13.13             14.84        12.09        11.00
Weighted average shares
  outstanding, primary                 4,657             3,881        3,732        3,716
Weighted average shares
  outstanding, fully diluted           5,247             5,151        5,081        4,981

CCBC pro forma equivalent
per share (4)
Net income, primary                    $1.22             $1.66        $1.53        $1.35
Net income, fully diluted               1.09              1.43         1.33          1.18
Dividends declared                      0.49              0.65         0.54          0.54
Book value (3)                         15.32             14.61         13.38        12.20
Weighted average shares
  outstanding, primary                 1,027               939           920          904

Weighted average shares
  outstanding, fully diluted           1,242            1,217         1,210         1,195

Selected Ratios
Return on average assets                1.3%               .9%           .7%          1.0%
Return on average equity               15.4              11.0           8.2          11.3
Net interest margin                     5.5               5.8           6.3           6.0
Average shareholders'                   8.2               8.1           9.2           9.1
  equity/average assets

Asset Quality Ratios
Allowance for possible
  loan and lease losses to
  total loans                           1.5               1.3           1.4           1.6
Allowance for possible
  loan and lease losses to
  nonaccrual loans                    123.7             103.9          76.7         124.4
Net charge-offs to
  average loans                          .2                .3            .4            .4
Nonaccrual and
  restructured performing
  loans to total loans                  1.7               1.5           2.0           1.4
Nonperforming assets to
  total assets                          1.4                .9           1.5           1.3

                                         32

                 Notes to Unaudited Selected Condensed Pro Forma Combined Data

(1) Certain merger-related expenses have been recorded prior to September 30, 1997. Merger-related expenses to be incurred by SWB and CCBC subsequent to September 30, 1997 are currently estimated to be $2.3 million after-tax based on information available as of the date of this Joint Proxy Statement/Prospectus. These expenses, relating to separation and benefit costs, professional and investment banking fees, and other non-recurring Merger-related expenses, will be charged against income of the combined company upon consummation of the Merger or the period in which such costs are incurred. The effect of these costs has not been reflected in the unaudited pro forma combined consolidated financial information. The amount of Merger-related costs disclosed in these unaudited pro forma combined financial statements may change as additional information becomes available.

(2) All per share data has been adjusted to reflect stock dividends and stock splits.

(3) Book value per share is calculated as total shareholders' equity divided by the number of shares outstanding at the end of the period. Book value per share has not been adjusted for the effect of stock options outstanding or the conversion of convertible debentures.

(4) The pro forma equivalent CCBC per share information has been calculated by multiplying the pro forma combined per share data by an Exchange Ratio of .9198, assuming a Market Value of $32.75. There can be no assurance that the Market Value will not be higher or lower than this amount. See "Proposal One: THE MERGER--PRINCIPAL TERMS OF THE MERGER" and "Unaudited Pro Forma Combined Financial Statements."

                     THE SPECIAL MEETING OF SHAREHOLDERS OF CCBC


Introduction

                  This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of CCBC of proxies to be voted at the CCBC Meeting and any adjournments or postponements thereof. This Joint Proxy Statement/ Prospectus also serves as the Prospectus of SWB with regard to the offering of shares of SWB common stock to shareholders of CCBC.

                  At the CCBC Meeting, the shareholders of CCBC will be asked to
(1) consider and vote upon the Agreements and the transactions contemplated thereby, including the Merger related amendments to the stock option plans of CCBC, and (2) consider and vote upon such other business as may properly come before the Meeting.


Voting And Proxies

                  Date, Time and Place of Meeting The CCBC Meeting will be held on March 16, 1998 at 6:30 p.m. local time at Paradise Valley Golf Course, located at 3900 Paradise Valley Drive, Fairfield, California.

                  Record Date and Voting Rights Only holders of record of CCBC common stock at the close of business on January 16, 1998 (the "CCBC Record Date") are entitled to notice of and to vote at the CCBC Meeting. At the CCBC Record Date, there were approximately 963 shareholders of record and 1,108,076 shares of CCBC common stock outstanding and entitled to vote. Directors and executive officers of CCBC and their affiliates owned beneficially as of the CCBC Record Date an aggregate of 290,538 shares of CCBC common stock (including 98,962 shares subject to options exercisable currently or within 60 days of the CCBC Record Date), or approximately 26% of the outstanding CCBC common stock.

                  Each CCBC shareholder is entitled to one vote for each share of common stock he or she owns. Under the terms of the Agreement and applicable law, approval of the Merger by the CCBC shareholders requires the affirmative vote of the holders of a majority of the outstanding shares of CCBC common stock.

                  CCBC SHAREHOLDER APPROVAL OF THE MERGER IS A CONDITION TO THE MERGER. THE BOARD OF DIRECTORS OF CCBC URGES EVERY SHAREHOLDER OF CCBC TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED PREPAID ENVELOPE.

                  Voting by Proxy Shareholders of CCBC may use the enclosed proxy if they are unable to attend the Meeting in person or wish to have their shares voted by proxy even if they attend the Meeting. All proxies that are properly executed and returned, unless revoked, will be voted at the Meeting in accordance with the instructions indicated thereon or, if no direction is indicated, in favor of the Merger. The execution of a proxy will not affect the right of a shareholder of CCBC to attend the CCBC Meeting and vote in person. A person who has given a proxy may revoke it any time before it is exercised at the CCBC Meeting by filing with the Secretary of CCBC a written notice of revocation or a proxy bearing a later date or by attendance at the CCBC Meeting and voting in person. Attendance at the Meeting will not, by itself, revoke a proxy.

                  Adjournments. The CCBC Meeting may be adjourned, even if a quorum is not present, by the vote of the holders of a majority of the shares represented at the Meeting in person or by proxy. In the absence of a quorum at the CCBC Meeting, no other business may be transacted at such Meeting.

                  Notice of the adjournment of the CCBC Meeting need not be given if the time and place thereof are announced at such Meeting at which the adjournment is taken, provided that if the adjournment is for more than 45 days, or if after the adjournment a new record date is fixed for the adjourned Meeting, a notice of the adjourned Meeting shall be given to each shareholder of record entitled to vote at such Meeting. At an adjourned Meeting, any business may be transacted which might have been transacted at the original CCBC Meeting.

                  Solicitation of Proxies. The proxy relating to the CCBC Meeting is being solicited by the Board of Directors of CCBC. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding in their names shares of CCBC common stock beneficially owned by others to forward to such beneficial owners. CCBC may reimburse such persons representing beneficial owners of its shares for their expenses in forwarding solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of CCBC, who will not be additionally compensated therefor.

                  Each properly completed proxy returned in time for voting at the CCBC Meeting will be voted in accordance with the instructions indicated on the proxy or, if no instructions are provided, will be voted "FOR" approval and adoption of the Agreements and the transactions contemplated thereby, including the Merger. It is not expected that any matters other than those referred to in this Joint Proxy Statement/Prospectus will be brought before the CCBC Meeting. The grant of a proxy will also confer discretionary authority on the persons named in the proxy to vote on the matters incident to the conduct of the CCBC Meeting, including any adjournments or postponements thereof, except that Proxies which have been voted against the proposal to approval the Agreements and the transactions contemplated thereby may not be voted by the Proxy holder for any proposal to adjourn the CCBC Meeting.

                  Shares of CCBC common stock which abstain from voting and "broker non-votes" (shares as to which brokerage firms have not received voting instructions from their clients and therefore do not have the authority to vote the shares at the CCBC Meeting) will be counted for purposes of determining a quorum. Because the affirmative vote of a majority of the outstanding shares of CCBC common stock is required to approve the Merger, both abstentions and broker non-votes will have the same legal effect as votes against the Merger.

                  THE SPECIAL MEETING OF SHAREHOLDERS OF SWB


Introduction

                  This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation by the Board of Directors of SWB of proxies to be voted at the SWB Meeting and any adjournments or postponements thereof. This Joint Proxy Statement/ Prospectus also serves as the Prospectus of SWB with regard to the offering of shares of SWB common stock to shareholders of CCBC.

                  At the SWB Meeting,  the  shareholders of SWB will be asked to
(1) consider and vote upon the Agreements and the transactions contemplated thereby, including the Merger related amendments to the stock option plans of SWB, and (2) consider and vote upon such other business as may properly come before the SWB Meeting.


Voting And Proxies

                  Date, Time and Place of Meeting The SWB Meeting will be held on March 26, 1998 at 8:00 a.m. local time at the administrative office of SWB, 10181 Truckee-Tahoe Airport Road, Truckee, California, 96160.

                  Record Date and Voting Rights Only holders of record of SWB common stock at the close of business on January 30, 1998 (the "SWB Record Date") are entitled to notice of and to vote at the Meeting. At the SWB Record Date, there were approximately 966 shareholders of record and 4,088,659 shares of SWB common stock outstanding and entitled to vote. Directors and executive officers of SWB and their affiliates owned beneficially as of the Record Date an aggregate of 304,527 shares of SWB common stock (including 145,078 shares subject to options exercisable currently or within 60 days of the SWB Record
Date), or approximately 7% of the outstanding SWB common stock.

                  Each SWB shareholder is entitled to one vote for each share of common stock he or she owns. Under the terms of the Agreement and California law, approval of the Merger by the SWB shareholders requires the affirmative vote of the holders of a majority of the outstanding shares of SWB common stock.

                  SWB SHAREHOLDER APPROVAL OF THE MERGER IS A CONDITION TO THE MERGER. THE BOARD OF DIRECTORS OF SWB URGES EVERY SHAREHOLDER OF SWB TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED PREPAID ENVELOPE.

                  Voting by Proxy. Shareholders of SWB may use the enclosed proxy if they are unable to attend the Meeting in person or wish to have their shares voted by proxy even if they attend the Meeting. All proxies that are properly executed and returned, unless revoked, will be voted at the Meeting in accordance with the instructions indicated thereon or, if no direction is indicated, in favor of the Merger. The execution of a proxy will not affect the right of a shareholder of SWB to attend the Meeting and vote in person. A person who has given a proxy may revoke it any time before it is exercised at the Meeting by filing with the Secretary of SWB a written notice of revocation or a proxy bearing a later date or by attendance at the Meeting and voting in person. Attendance at the Meeting will not, by itself, revoke a proxy.

                  Adjournments. The Meeting may be adjourned, even if a quorum is not present, by the vote of the holders of a majority of the shares represented at the Meeting in person or by proxy. In the absence of a quorum at the Meeting, no other business may be transacted at the Meeting.

                  Notice of the adjournment of the Meeting need not be given if the time and place thereof are announced at the Meeting at which the adjournment is taken, provided that if the adjournment is for more than 45 days, or if after the adjournment a new record date is fixed for the adjourned Meeting, a notice of the adjourned Meeting shall be given to each shareholder of record entitled to vote at the Meeting. At an adjourned Meeting, any business may be transacted which might have been transacted at the original Meeting.

                  Solicitation of Proxies. The proxy relating to the SWB Meeting is being solicited by the Board of Directors of SWB. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding in their names shares of SWB common stock beneficially owned by others to forward to such beneficial owners.

                  SWB may reimburse such persons representing beneficial owners of its shares for their expenses in forwarding solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of SWB, who will not be additionally compensated therefor.

                  Each properly completed proxy returned in time for voting at the SWB Meeting will be voted in accordance with the instructions indicated on the proxy or, if no instructions are provided, will be voted "FOR" approval and adoption of the Agreements and the transactions contemplated thereby, including the Merger. It is not expected that any matters other than those referred to in this Joint Proxy Statement/Prospectus will be brought before the SWB Meeting. The grant of a proxy will also confer discretionary authority on the persons named in the proxy to vote on the matters incident to the conduct of the SWB Meeting, including any adjournments or postponements thereof, except that Proxies which have been voted against the proposal to approval the Agreements and the transactions contemplated thereby may not be voted by the Proxy holder for any proposal to adjourn the SWB Meeting.

                  Shares of SWB common stock which abstain from voting and "broker non-votes" (shares as to which brokerage firms have not received voting instructions from their clients and therefore do not have the authority to vote the shares at the SWB Meeting) will be counted for purposes of determining a quorum. Because the affirmative vote of a majority of the outstanding shares of SWB common stock is required to approve the Merger, both abstentions and broker non-votes will have the same legal effect as votes against the Merger.

                            PROPOSAL ONE: THE MERGER


Background

                  The terms of the Agreement are the result of arm's-length negotiations between representatives of SWB and CCBC. The following is a brief description of the events that led to the execution of the Agreement.

                  In  June,   1997,   representatives   of  SWB  and  CCBC  held
preliminary discussions regarding a potential business combination of the two companies. On June 30, 1997, SWB and CCBC signed a confidentiality agreement. In connection with these discussions and CCBC's interest in evaluating other possible strategic initiatives, on June 1, 1997, Van Kasper was engaged as financial advisor to CCBC. Subsequently, the Board of directors appointed a special committee to participate with its financial advisor in the evaluation of CCBC's alternatives. As part of this process, Van Kasper contacted six financial institutions to determine each institution's level of interest in a possible business combination. As a result of this process, only SWB responded favorably to CCBC's Board of Director's criteria for such a transaction.

     At a meeting of CCBC's Board of Directors on September 16, 1997, Van Kasper presented its evaluation of CCBC's alternatives. At this meeting, CCBC's Board of Directors determined to proceed with further discussions with SWB concerning the possibility of a business combination. During the remainder of the Fall through November 11, CCBC and SWB, their respective attorneys, and their financial advisors conducted additional discussions. Negotiations and due diligence continued through October 1997, and negotiations and drafting of a definitive agreement began on or about October 22, 1997. During this time, the parties discussed the appropriate level of the allowance for loan losses for each company. They also considered establishing a fixed Exchange Ratio rather than a variable exchange ratio that might fluctuate up until the Effective Date. During that time the Boards of Directors of CCBC and SWB met several times to consider the Merger. The CCBC Board of Directors approved the Merger on November 11, 1997. The SWB Board of Directors approved the Merger on November 10, 1997. The parties executed the Agreement as of November 13, 1997. A news release announcing the proposed Merger was made on November 14, 1997.


Reasons for the Merger and Recommendations

                  CCBC. CCBC's Board of Directors has concluded that the terms of the Merger are fair to, and in the best interests of, CCBC's shareholders. In evaluating the terms of the Merger, the Board of Directors considered the number and value of the shares of SWB common stock to be issued in exchange for each outstanding share of CCBC common stock, the impact of the Merger upon their depositors, customers and employees, the overall compatibility of their offices and branch structures, the long-term prospects for both organizations in a rapidly changing banking and financial services industry, the anticipated ability of the combined entity to compete more effectively in its market area and the tax-free nature of the Merger. CCBC's Board of Directors also considered the greater liquidity of SWB common stock. CCBC's Board of Directors also reviewed, among other things, the method of calculating the Exchange Ratio and the Exchange Ratio in relation to the market value, book value and earnings per share of CCBC common stock and SWB common stock, information concerning the financial condition, results of operations and prospects of SWB and CCBC, the benefits of economies of scale and the financial terms of other recent business combinations in the California banking industry. In addition, the Board of Directors of CCBC considered the opinion rendered by Van Kasper to the effect that the terms of the Merger are fair to the CCBC shareholders from a financial point of view as further described below. The Board of Directors of CCBC did not assign any relative or specific weight to any of the foregoing factors. THE BOARD OF DIRECTORS OF CCBC BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF CCBC AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE "FOR" THE MERGER.

                  SWB. The Board of Directors of SWB determined that the Merger is in its best interests and the best interests of its shareholders. It also considered the method of determining the Exchange Ratio and the Exchange Ratio in relation to its own capital and managerial resources and prospects for future operations. Among the important factors it considered were the following: (i) It has conducted a due diligence examination of CCBC which indicates that CCBC is a well capitalized institution with strong management and good earnings potential;
(ii) the geographic markets served by CP Bank complement the markets served by Sierra Bank, and encompass areas into which Sierra Bank would like to expand its services; (iii) the types of lending activities engaged in and products offered by CP Bank complement the lending activities and products of Sierra Bank; (iv) the ability of Sierra Bank and CP Bank to cross-market products and services will benefit consumers by increasing competition in the markets served by each institution; (v) the diversification of SWB's customer base and loan portfolio resulting from the Merger will help diversify risk in the SWB organization, enabling SWB to better act as a source of strength to its subsidiary. The Board of Directors of SWB did not assign any relative or specific weight to any of the foregoing factors. THE BOARD OF DIRECTORS OF SWB BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF SWB AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE "FOR" THE MERGER.

Fairness Opinions

                  Van Kasper's Fairness Opinion. CCBC retained the investment banking firm of Van Kasper to act as its financial advisor in connection with the proposed merger of CCBC and SWB and to render an opinion to CCBC's Board of Directors as to whether the Exchange Ratio is fair from a financial point of view to CCBC shareholders. No limitations were imposed by CCBC with respect to the investigations made or procedures followed by Van Kasper in rendering its opinion.

                  CCBC has agreed to pay Van Kasper a fee equal to one percent of the aggregate merger consideration paid to CCBC shareholders, estimated to be $393,000 and has agreed to reimburse it for reasonable out-of-pocket expenses for its services in connection with the Merger, including the rendering of its opinion as to the fairness of the Exchange Ratio. Under the terms of its agreement, CCBC paid Van Kasper $25,000 of such amount prior to the date on which the Agreement was signed, $75,000 upon the issuance of its fairness opinion, and will pay $60,000 upon the mailing of this Joint Proxy Statement Prospectus. The remaining amount payable and contingent upon the completion of the Merger. CCBC has also agreed to indemnify Van Kasper against certain liabilities, including liabilities under federal securities laws. CCBC's Board of Directors selected Van Kasper to act as its advisor on the basis of Van Kasper's expertise and experience in the banking industry.

                  The Board of Directors of CCBC retained Van Kasper, pursuant to an engagement letter dated June 1, 1997, to provide financial advisory services with respect to the proposed Merger, by rendering an opinion as to the fairness of the Exchange Ratio in the Merger as set forth in Section 2.1(b) and (c ) of the Agreement, from a financial point of view, to the holders of the common shares of CCBC. Van Kasper is a California-based regional investment banking and brokerage firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. CCBC selected Van Kasper as it financial advisor on the basis of its experience in transactions similar to the Merger, its knowledge of California bank equities, and its reputation in the banking and investment communities. Van Kasper also makes a market in CCBC's common stock.

                  A representative of Van Kasper attended the November 11, 1997 meeting of the CCBC Board of Directors and provided a report and its written opinion dated November 11, 1997 that, based on the information then available and the status of Van Kasper's analysis on that date that the Exchange Ratio in the Merger as set forth in Section 2.1(b) and (c ) of the Agreement was fair, from a financial point of view, to the holders of the common shares of CCBC. At the November 11, 1997 meeting, the Board of Directors of CCBC approved the execution of the Agreement.

                  No limitations were imposed by CCBC on Van Kasper with respect to the investigations made or procedures followed in rendering its opinion. The full text of Van Kasper's written opinion to the Board of Directors of CCBC, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the scope of review by Van Kasper (the "Van Kasper Fairness Opinion"), is attached hereto as Annex C and is incorporated herein by reference and should be read carefully and in its entirety in connection with this Joint Proxy Statement/Prospectus. The following summary of the Van Kasper Fairness Opinion is qualified in its entirety by reference to the full text of the Van

Kasper Fairness Opinion. The Van Kasper Fairness Opinion is addressed to the Board of Directors of CCBC and does not constitute a recommendation to the Board of Directors of CCBC or to any shareholder of CCBC as to how the Board of Directors of CCBC or any such shareholder should vote with respect to the Merger.

                  In  connection  with  the Van  Kasper  Fairness  Opinion,  Van
Kasper, among other things: (a) reviewed the Agreement; (b) reviewed certain publicly available financial and other data with respect to CCBC and SWB, including consolidated financial statements for recent years and interim periods to September 30, 1997; (c) reviewed certain other publicly available financial and other information concerning CCBC and SWB and the trading markets for the publicly traded securities of CCBC and SWB; (d) reviewed certain publicly available information concerning certain other banks and bank holding companies and the trading markets for their securities; (e) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies that Van Kasper deemed to be relevant to their inquiry; (f) reviewed and discussed with representatives of the management of CCBC certain information of a business and financial nature regarding CCBC and SWB provided to Van Kasper by CCBC and SWB, respectively, including financial forecasts and related assumptions; (g) made inquiries regarding and discussed the Merger and the Agreement and other matters related thereto with CCBC's counsel; and (h) performed such other analyses and examinations as Van Kasper deemed appropriate.

                  In conducting its review and in arriving at its opinion, Van Kasper relied upon and assumed the accuracy and completeness of, without independent verification, the financial and other information provided to Van Kasper or publicly available, and did not assume any responsibility for independent verification of such information. Van Kasper relied upon the managements of CCBC and SWB as to the reasonableness of the financial and operating forecasts, projections and projected operating cost savings (and the assumptions and bases therefor) provided to Van Kasper, and Van Kasper assumed that such forecasts, projections and projected operating cost savings reflect the best currently available estimates and good faith judgments of the applicable managements as to the expected future operating and financial performance of their respective companies, consistent with historical data, and assumed that the benefits contemplated by the Merger, as reflected in such forecasts, will be achieved. Van Kasper did not review any individual credit files In addition, Van Kasper did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of CCBC or SWB, nor was Van Kasper provided with any such appraisal and assumed that all material assets and liabilities (including contingent or unknown liabilities) of CCBC and SWB are as set forth in the financial statements of CCBC and SWB, respectively. For purposes of the Van Kasper Fairness Opinion, Van Kasper assumed that the Merger will have the tax, accounting and legal effects (including, without limitation, that the Merger will qualify for accounting treatment as a pooling-of-interests) described in the Agreement. Van Kasper relied on advice of counsel to CCBC as to all legal matters with respect to CCBC, the Merger, the Joint Proxy Statement/Prospectus and the Merger Agreement. Further, the Van Kasper Fairness Opinion was based upon an analysis of the foregoing in light of its assessment of general economic, market and financial conditions existing as of the date of the opinion and on the assumption that the Agreement will be consummated in accordance with the terms therefor, without any amendments thereto, and without waiver by CCBC of any of the conditions to its obligations thereunder.

                  Set forth below is a brief summary of certain analyses performed by Van Kasper in preparing the Van Kasper Fairness Opinion. The analysis also focused on core financial and operating projections and statistics which were not specifically adjusted for nonrecurring charges, unless otherwise stated. The Van Kasper Fairness Opinion is directed to the Board of Directors of CCBC and the fairness to the shareholders of CCBC from a financial point of view, of the Exchange Ratio to be received in the Merger and does not address any other aspect of the Merger.

                  Contribution Analysis. Van Kasper analyzed the contribution of each of CCBC and SWB to, among other things, total assets, total loans, total deposits, and tangible equity of the pro forma combined company (the "Combined Company") as of September 30, 1997 and to, among other things, core revenues (net interest income and noninterest income), pretax pre-provision income, pretax income of the Combined Company for 1996. This analysis was undertaken without regard to the effect of merger costs or projected synergies.

                  This analysis showed, among other things, that based on Combined Company's pro forma balance sheet as of September 30, 1997, CCBC would contribute approximately 25% of total assets, approximately 23% of total loans, approximately 25% of total deposits, and approximately 23% of the tangible equity of the Combined Company.

                  The analysis showed, among other things, that based on the Combined Company's pro forma income statements for projected fiscal year 1997, CCBC would contribute approximately 20% of core revenues, approximately 17% of pretax preprovision income, and approximately 18% of pretax income.

                  With an Exchange Ratio of 1.000 shares of CCBC Stock per one shares of SWB Stock, the CCBC shareholders would own approximately 24% of the Combined Company on a fully-diluted basis.

                  Dilution Analysis. Van Kasper analyzed the effect of the Merger on a holder of CCBC stock by comparing, among other things, the book value per share, the tangible book value per share, and the fully-diluted book value per share as of December 31, 1998 through 2000 and the dividends per common share and fully-diluted earnings per share for the fiscal years ending December 31, 1998 through 2000 of CCBC with that of the Combined Company. This analysis employs the Exchange Ratio.

                  The analysis assumed, unless otherwise stated, merger-related operating cost savings projected by SWB to be realized in 1998 and subsequent years. The analysis assumed that the Merger would be completed on March 31, 1998.

                  These projected operating cost savings represent approximately 6% of the Combined Company's projected noninterest expense in 1998, on a pre-tax basis. This level of projected operating cost savings, expressed as a percentage of the Combined Company's projected noninterest expense, is within the range of similar savings as forecast by other banks in similar transactions reviewed by Van Kasper.

                  The results of an analysis of changes in book value, tangible book value, fully-diluted book value, dividends and fully-diluted earnings (without giving effect to transaction expenses) attributable to one share of CCBC Stock before the Merger compared to one share of CCBC Stock after the Merger, assuming projected CCBC and SWB earnings and merger-related operating cost savings, indicate the following: book value per share, tangible book value per share, and fully-diluted book value would be greater assuming the Merger than without the Merger and this benefit of the Merger to the CCBC shareholder would increase in the subsequent two years ending December 31, 1999 and 2000. Dividends would decrease from the current indicated dividend of $0.60 to $0.32 on a per share basis.

                  Comparable Company Analysis. Using publicly and other available information, Van Kasper compared financial ratios of CCBC and SWB including, among other things: the ratio of net income to average total assets, the ratio of net income to average total equity, the ratio of equity to assets and certain credit ratios for the twelve months ended June 30, 1997 to a proxy group consisting of 46 selected banks located in California. While CCBC's statistics were included in the proxy group, no other bank used in the analysis is believed to be identical to CCBC or SWB. The analysis necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies. The results of this analysis indicated that CCBC's earnings performance ratios were below the median of the peer group and SWB's earnings performance ratios were above the median of the peer group. CCBC's asset quality ratio were below than the peer group, while

SWB's were better. CCBC's capital ratios were below and SWB's capital ratios were above the median of the peer group.

                  Analysis of Selected Bank Merger Transactions. Van Kasper reviewed the consideration paid in recently announced transactions whereby California banks were acquired. Using selection criteria, specifically, Van Kasper reviewed 16 comparable transactions involving acquisitions of selected banks in the State of California that were either announced or completed between January 1, 1996 and October 31, 1997. For each bank acquired or to be acquired in such transactions, Van Kasper compiled figures illustrating, among other things, at announcement the ratio of the offer price to book value and the ratio of offer price to last twelve months ("LTM") earnings. At announcement the median offer price to book value was 1.7 times and the median offer price to last twelve month earnings was 16.6 times. On November 11, 1997, the market value of SWB was $28.25 and, pursuant to the Agreement, the Exchange Ratio was 1.00, so that the merger consideration at that date was $28.25, or approximately
2.1 times CCBC estimated year-end book value and 20.5 times CCBC's estimated fully-diluted earnings per share for 1997.

                  No other bank, company or transaction used in the above analysis as a comparison is identical to CCBC, SWB, or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which CCBC, SWB, and the Merger are being compared.

                  Discounted Cash Flow Analysis. Van Kasper examined the results of a discounted cash flow analysis designed to compare the present value, under certain assumptions, that would be attained if CCBC remained independent through 2002 or was acquired in 2002 by a larger financial institution. This analysis was based solely upon information, including forecasted statements of operations and balance sheet data or financial assumptions, provided by CCBC and SWB to Van Kasper for the years 1998 through 2002. The cash flows were based on the Exchange Ratio of 1.0059 shares of SWB Stock per one share of CCBC Stock. The results produced in the analyses did not purport to be indicative of actual values or expected values of CCBC or the Combined Company at such future date. All cases were analyzed assuming realization of operating cost savings, estimated by SWB, in the amounts and time periods previously indicated.

                  The discount rates used ranged from 10% to 20%. For the CCBC stand alone analysis, the terminal price multiples applied to the 2000 estimated book value ranged from 1.6x to 2.4x. The mid-levels of the price/book values multiples range reflected an estimated future trading range of CCBC or the Combined Company, while the higher levels of the price/book value multiples range were more indicative of a future sale of CCBC or the Combined Company to a larger financial institution.

                  For the CCBC stand alone analysis, the cash flows were comprised of the projected stand alone dividends per share in years 1998 through 2002 plus the terminal value of CCBC Stock at year-end 2002 (calculated by applying each one of the assumed terminal price/book value multiples as stated above to the 2002 projected CCBC book value per share). A similar analysis was done for the Combined Company. The discount rates described above were then applied to these cash flows to obtain the present values per share of CCBC Stock.

                  The Van Kasper analysis assumed that projected earnings, among other things, would be achieved; that projected operating cost savings are fully realized (for the Combined Company case); a present value discount rate of 15%; and a terminal price/book value multiple of 2.0x for CCBC and 2.2x for the Combined Company. Assuming CCBC remains independent through 2002 and is then acquired by a larger financial institution, a holder of one share of CCBC Stock today would receive cash flows with a present value of $23.91. Assuming the Merger is consummated and that Combined Company remains independent through 2002 and is then acquired by a larger financial institution, a holder of one share of

CCBC Stock today would receive cash flows with a present value of $29.68. This analysis was completed in conjunction with the November 11, 1997 meeting of the Board of Directors of CCBC and recent market values of SWB common stock may exceed these present values.

                  Overall  Analysis.   The  foregoing  summarizes  the  material
portions of Van Kasper's analysis, but does not purport to be a complete description of the presentation by Van Kasper to CCBC's Board of Directors or of the analyses performed and factors considered by Van Kasper. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Van Kasper believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analysis and the factors considered, without considering all analyses and factors, would create an misleading view of the process underlying the analyses set forth in its presentation to CCBC's Board of Directors. In addition, Van Kasper may have given certain analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Van Kasper's view of the actual value of CCBC, SWB, or the Combined Company which may be significantly more or less favorable. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. Because such analyses, and any estimates contained therein, are inherently subject to uncertainty, neither CCBC, Van Kasper or any other person assumes responsibility for the accuracy.

                  In performing its analyses, Van Kasper made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CCBC or SWB. The analyses performed by Van Kasper are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Van Kasper's analysis of the fairness, from a financial point of view, of the Exchange Ratio in the Merger to CCBC's shareholders and were provided to CCBC's Board of Directors in connection with the delivery of the Van Kasper Fairness Opinion. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future. Van Kasper used in its analyses various projections of future performance prepared by the management of CCBC and SWB. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

                  As described above, the Van Kasper Fairness Opinion and presentations to the Board of Directors of CCBC were among the many factors taken into consideration by CCBC's Board of Directors in making its determination to approve the Merger Agreement.

                  CCBC agreed to pay Van Kasper $75,000 for financial advisory services with respect to the preparation of the Van Kasper Fairness Opinion and such fee was paid to Van Kasper on November 11, 1997 upon delivery of the attached Van Kasper Fairness Opinion. No portion of this fee was contingent upon the consummation of the Merger.

                  CCBC  also  paid Van  Kasper a  retainer  and  partial  fee of
$12,500 on July 15, 1997 and $12,500 on August 15, 1997. Van Kasper will receive an additional fee of $60,000 upon mailing of the Joint Proxy Statement/Prospectus and an additional amount to be determined based on 1% of the transaction value at the Determination Date, less the aggregate of all of the fees paid prior to the Determination Date. CCBC also has agreed to reimburse Van Kasper for certain of its reasonable out-of-pocket expenses, including reasonable fees and expenses of Van Kasper's counsel, and to indemnify Van Kasper and its officers, directors, employees, agents and controlling persons against certain liabilities, including liabilities under federal securities laws. [mention other services provided by Van Kasper to CCBC & SWB]

                  NationsBanc Montgomery's Fairness Opinion. SWB has retained the investment banking firm of NationsBanc Montgomery to act as its financial advisor in connection with the proposed merger of SWB and CCBC and to render an opinion to SWB's Board of Directors as to whether the Exchange Ratio is fair from a financial point of view to SWB. No limitations were imposed by SWB with respect to the investigations made or procedures followed by NationsBanc Montgomery in rendering its opinion.

                  General. Pursuant to an engagement letter dated August 19, 1997 (the "Engagement Letter"), SWB engaged NationsBanc Montgomery to assist SWB in its potential acquisition of CCBC. As part of its engagement, NationsBanc Montgomery provided a full range of advisory services which included assisting in the negotiations of the Acquisition as well as consulting with SWB regarding financial aspects of the Merger. NationsBanc Montgomery also agreed to render to SWB's Board an opinion with respect to the fairness of the consideration to be paid by SWB from a financial point of view. NationsBanc Montgomery is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. The SWB selected NationsBanc Montgomery to render the opinion on the basis of its experience and expertise in California bank merger transactions and its reputation in the banking and investment communities.

                  At a meeting of SWB's Board of Directors on November 10, 1997, NationsBanc Montgomery delivered its oral opinion that the consideration to be paid by SWB pursuant to the Merger Agreement was fair to SWB's shareholders from a financial point of view, as of the date of its opinion. NationsBanc Montgomery's oral opinion was confirmed in writing as of November 13, 1997.

                  The full text of NationsBanc Montgomery's written opinion to SWB's Board of Directors, dated November 13, 1997, which sets forth the
assumptions  made,  matters  considered,   and  limitations  of  the  review  by
NationsBanc Montgomery, is attached hereto as Annex D to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The following summary of NationsBanc Montgomery's opinion is qualified in its entirety by reference to the full text of the opinion, which should be read carefully and in its entirety. In furnishing such opinion, NationsBanc Montgomery does not admit that it is an expert with respect to the Registration Statement of which this Proxy Statement - Prospectus is part within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder nor does it admit that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. NationsBanc Montgomery's opinion is directed to SWB's Board, covers only the fairness of the consideration to be paid by SWB from a financial point of view as of the date of the opinion and does not constitute a recommendation to any holder of SWB's Common Stock as to how such shareholder should vote at the SWB Meeting.

                  In connection with its November 10, 1997 presentation to SWB's Board, NationsBanc Montgomery, among other things: (i) reviewed certain publicly available financial and other data with respect to SWB and CCBC, including the audited, consolidated financial statements of SWB and CCBC for the fiscal years ended December 31, 1995 and 1996 and unaudited consolidated financial statements of SWB and CCBC for the nine months ended September 30, 1997 and certain other relevant financial and operating data relating to SWB and CCBC made available to NationsBanc Montgomery from published sources and from the internal records of SWB and CCBC; (ii) reviewed a draft of the Merger Agreement dated November 7, 1997; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, SWB's Common Stock and CCBC's Common Stock; (iv) compared SWB and CCBC from a financial point of view with certain companies which it deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry which NationsBanc Montgomery deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of SWB and CCBC certain information of a business and financial nature regarding SWB and CCBC, furnished to it by them, including financial forecasts and related assumptions of SWB and CCBC; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with SWB's counsel; and (viii) performed such other analyses and examinations as NationsBanc Montgomery deemed appropriate.

                  In   connection   with   NationsBanc    Montgomery's   review,
NationsBanc Montgomery did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for SWB and CCBC provided to it by their respective managements, upon their advice and with SWB's consent, NationsBanc Montgomery assumed for purposes of its opinion that the forecasts (including the assumption regarding potential cost savings resulting from the merger) were reasonably prepared on bases reflecting the best available estimates and judgment of their respective managements as to the future financial performance of SWB and CCBC and that they provided a reasonable basis upon which NationsBanc Montgomery could form its opinion. NationsBanc Montgomery assumed that there were no material changes in SWB's or CCBC's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to NationsBanc Montgomery. NationsBanc Montgomery relied on advice of counsel and independent accountants to SWB as to all legal and financial matters with respect to SWB, the Merger and the Merger Agreement. NationsBanc Montgomery assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. NationsBanc Montgomery is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with SWB's consent, that such allowances for each of SWB and CCBC were in the aggregate adequate to cover such losses. In addition, NationsBanc Montgomery did not assume responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of SWB or CCBC, nor was NationsBanc Montgomery furnished with any such appraisals. The SWB informed NationsBanc Montgomery, and NationsBanc Montgomery assumed, that the Merger would qualify for treatment as a pooling of interests under generally accepted accounting principles. Finally, NationsBanc Montgomery's opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to NationsBanc Montgomery as of, the date of the opinion. Accordingly, although subsequent developments may affect the opinion, NationsBanc Montgomery has not assumed any obligation to update, revise or reaffirm its opinion.

                  Set forth below is a brief summary of the report presented by NationsBanc Montgomery to SWB's Board of Directors on November 10, 1997 in connection with its opinion. For purposes of the report, NationsBanc Montgomery assumed 1.37 million fully diluted shares of CCBC's Common Stock outstanding,
1.43 million shares to be issued by SWB in the Merger for 100% of the shares outstanding and CCBC's balance sheet figures as of September 30, 1997.

                  Analysis of Selected Merger Transactions. NationsBanc Montgomery reviewed the consideration paid in selected categories of bank transactions. Specifically, NationsBanc Montgomery reviewed bank transactions from January 1, 1996 to November 7, 1997 involving (i) mergers in California where the transaction value was equal to or greater than $10 million and (ii) national mergers where the transaction value was equal to or greater than $25 million and equal to or less than $50 million. For each transaction, NationsBanc Montgomery analyzed data illustrating, among other things, purchase price to book value, purchase price to tangible book value, purchase price as a percentage of deposits, the ratio of the premium (i.e., purchase price in excess of tangible book value) as a percentage of core deposits, and purchase price to last twelve-months ("LTM") earnings.

                  A  summary  of  the  median   multiples  used  in  NationsBanc
Montgomery's analysis is as follows:


                                         Price to
                                         Book       Price to                  Premium      Price to      # of
                                         Value      Tan. Bk.     Price to     to Core      LTM           Trans.
Transaction Categories                              Value        Deposits     Deposits     Earnings      Examined
---------------------------------------- ---------- ------------ ------------ ------------ ------------- -------------
Mergers in California in 1997 with
transaction value greater than $10
million                                  2.09x      2.22x        24.79%       15.56%       21.94x         7

Mergers in California in 1996 and 1997
with transaction value greater than
$10 million                              1.91x      1.94x        19.15%       11.16%       17.66x        28

National  mergers in 1997 with  transaction  value equal to or greater  than $25 million and equal to or less
than $50 million                         2.36x      2.38x        25.09%       18.09%       21.15x       34

      A summary of the results of NationsBanc Montgomery's analysis concerning the Merger is as follows:

               Price to     Price to                  Premium to     Price to
               Book Value   Tan. Bk.     Price to     Core           LTM
                            Value        Deposits     Deposits       Earnings

SWB/CCBC       2.03x        2.09x        22.68%       14.25%         20.86x

                  NationsBanc Montgomery used a group of 34 U.S. bank acquisitions announced since January 1, 1994 with purchase prices of equal to or greater than $25 million and equal to or less than $50 million, where pricing information was available to analyze premiums paid compared to the seller stock price at various times prior to the announcement of the acquisition. These figures produced: (i) a median premium to CCBC's stock price one month prior to announcement of 37.8%; (ii) a median premium to CCBC's stock price six days prior to announcement of 27.4%; and (iii) a median premium to CCBC's stock price the day prior to announcement of 26.6%. In comparison, SWB's offer of $28.17 per share based on SWB's stock price of $28.00 per share exceeded CCBC's stock price one month prior to the announcement by 3.4%, CCBC's stock price six days prior to the announcement by 2.4% and CCBC's stock price one day prior to the announcement by (0.3%).

                  Contribution Analysis. NationsBanc Montgomery analyzed the contribution of each of SWB and CCBC to loans, assets, deposits, common equity, net interest income, non-interest expense and net income of the pro forma combined companies for the period ending September 30, 1997 and projected net income for the calendar year ending December 31, 1998. This analysis showed, among other things, that based on pro forma combined balance sheets and income statements for SWB and CCBC at September 30, 1997, CCBC would have contributed 22.9% of the loans, 25.0% of assets, 24.9% of deposits, 25.9% of common equity, 23.9% of net interest income, 23.1% of non-interest expense, and 19.2% of net income. The pro forma projected income statement for the period ending December 31, 1998 showed that CCBC would contribute 19.3% of the net income. Based on SWB's stock price of $28.00 per share and an offer price of $28.17, holders of CCBC's Common Stock would own approximately 25.0% of the combined companies.

                  Dilution Analysis. Using earnings estimates and projected growth rates for SWB and CCBC provided by their managements, NationsBanc Montgomery compared estimated reported earnings per share ("Reported EPS") of SWB on a stand-alone basis to the estimated Reported EPS of the pro forma combined company for the calendar year ending December 31, 1998. NationsBanc

Montgomery noted that, based upon management estimates after giving effect to management's pretax cost savings estimates and certain assumptions as to, among other things, the merger consideration, the Merger would be accretive to SWB's Reported EPS for the year ending December 31, 1998. NationsBanc Montgomery also completed a similar analysis with estimates for SWB provided by First Call, a nationally recognized independent source of earnings estimates, and, after giving effect to management's pretax cost savings estimates and certain assumptions as to, among other things, the merger consideration, the Merger would be accretive to SWB's Reported EPS for the year ending December 31, 1998. These estimates were used for purposes of this analysis only and are not necessarily indicative of expected results or plans of SWB, or the combined institution.

                  Comparable Company Analysis. Using public and other available information, NationsBanc Montgomery compared certain financial ratios of SWB and CCBC, including the ratio of net income to average total assets ("return on average assets"), the ratio of net income to average total equity ("return on average equity"), the ratio of equity to assets, the ratio of noninterest expense to revenue ("efficiency"), net interest margin and numerous other credit ratios for the three years ended December 31, 1996 and for the nine month period ended September 30, 1997. The analysis necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

                  The  summary set forth above does not purport to be a complete description of the presentation by NationsBanc Montgomery to SWB's Board or of the analyses performed by NationsBanc Montgomery. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. NationsBanc Montgomery believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of its analyses and factors, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to SWB's Board. In addition, NationsBanc Montgomery may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be NationsBanc Montgomery's view of the actual value of SWB or the combined companies. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

                  In performing its analyses, NationsBanc Montgomery made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of SWB or CCBC. The analyses performed by NationsBanc Montgomery are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of NationsBanc Montgomery's analysis of the fairness of the consideration to be paid by SWB in the Merger and were provided to SWB's Board in connection with the delivery of NationsBanc Montgomery's opinion. The analyses do not purport to be appraisals or to reflect the prices at which SWB might actually be sold or the prices at which any securities may trade at the present time or any time in the future. The forecasts used by NationsBanc Montgomery in certain of its analyses are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those contemplated in such forecasts.

                  NationsBanc Montgomery's opinion and presentation to SWB's Board were among the many factors taken into consideration by SWB's Board in making its determination to approve the Merger Agreement. See "THE MERGER--Reasons for the Merger and Recommendation--SWB."

                  Pursuant to the Engagement Letter, SWB paid NationsBanc Montgomery a fee of $150,000 upon delivery of its November 13, 1997 fairness opinion. NationsBanc Montgomery will also receive an amount not to exceed $325,000 upon the closing of the Merger. Accordingly, a significant portion of NationsBanc Montgomery's fee is contingent upon the closing of the Merger. The SWB has also agreed to reimburse NationsBanc Montgomery for its reasonable out-of-pocket expenses, including any fees and disbursements for NationsBanc Montgomery's legal counsel and other experts retained by NationsBanc Montgomery. The SWB has agreed to indemnify NationsBanc Montgomery, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

Interests of Certain Persons in the Merger

                  As of December 12, 1997, the directors and executive officers of CCBC owned an aggregate of 290,538 shares of CCBC common stock (including options and CCBC Debentures which are exercisable or convertible into CCBC shares within 60 days of January 16, 1998) which, if owned by them at the Effective Date, will be converted into shares of SWB common stock with an approximate aggregate market value of $8,752,007, assuming the Exchange Ratio as of the Effective Date is .9198 based on the last reported sale price of SWB common stock on the Nasdaq National Market on December 12 1997. Under the Agreement, SWB has agreed to appoint Messrs. Moore and Sunderman, currently directors of CCBC, to SWB's and Sierra Bank's Boards of Directors and to include them among management's nominees for the boards through the year 2000. Messrs. Moore and Sunderman have certain rights to appoint successors to themselves from other existing directors of CCBC under certain circumstances, provided such successor meets SWB's then written criteria for selection of board nominees. Mr. Sunderman and SWB will enter into a consulting agreement that will provide, in exchange for providing services related to customer retention, new business development, community representation and strategic planning and implementation to SWB, Mr. Sunderman with approximately $40,000 each year for 4 years in addition to board fees and other benefits he may receive as a director of SWB.

                  The CCBC Executive Officers are parties to Executive Agreements that provide for severance benefits upon the occurrence of a Change of Control. These agreements provide that in the event of the termination of any of the Executive Agreements or any CCBC Executive Officer, without cause, within either six months prior to or 12 months after a Change of Control, Messrs. Sunderman, Popovich and Alfstad would be entitled to receive a lump sum payment equal to two times his then current base salary and Mr. Fletcher would be entitled to receive a lump sum payment equal to one time his then current base annual salary. Under these provisions Messrs. Sunderman, Popovich, Alfstad and Fletcher would be entitled to $318,150, $207,480, $201,600, and $83,003 respectively.

                  In the event a Change of Control occurs but neither the Executive Officer nor his Executive Agreement is terminated, Mr. Sunderman would be entitled to receive a lump sum payment equal to one times his annual base salary, and Messrs. Alfstad, Popovich and Fletcherwould each be entitled to receive a lump sum payment equal to one half of his current base salary. Under these provisions Messrs. Sunderman, Popovich, Alfstad and Fletcher would be entitled to $159,075, $51,870, $50,400 and $41,502, respectively.

                  If a Change of Control is consummated for a total purchase or investment price or value of more than 1.75 times the book value of CCBC's stock as of the month prior to the announcement of the Change of Control, calculated in accordance with the FDIC's regulatory capital requirements, but on a fully diluted basis, then Messrs. Sunderman and Popovich each will be entitled to receive an additional incentive payment calculated based upon a percentage of the purchase price over the 1.75 threshold dependent upon the ratio of the purchase price to fully diluted book value of CCBC's stock. However, in no event shall the incentive payment exceed twice the CCBC Executive Officer's annual base salary. The amounts payable under these provisions are not presently calculable, but the maximum amounts payable under these provisions Messrs. Sunderman and Popovich would be $318,150 and $207,480, respectively.

                  Ms. Larsen is also a party to an employment agreement which provide for severance benefits. Under Ms. Larsen's agreement, in the event of a Change of Control the term of her agreement will be extended for a period of not less than one year from the effective date of the Change of Control, or if her employment is terminated, she shall receive a lump sum equal to twelve (12) months of her then current annual base salary, less salary paid for employment under the agreement from the time of the Change of Control to the date of termination. Under this provision, Ms. Larsen would receive a total of $56,223.

                  Additionally, Messrs. Sunderman,Popovich, Alfstad and Fletcher are each party to the Supplemental Plans. Under the Supplemental Plans, the benefits of each CCBC Executive Officer vests 100% in the case of a Change of Control. The CCBC Executive Officers are entitled to receive fully vested retirement benefits on the January 1st next following termination of employment following a Change of Control, determined on the date of termination as though the CCBC Executive Officer were age 62, and may elect to be paid in a single sum cash payment or that payments commence following a certain term, e.g., 10 years after the Change of Control. No interest shall be credited on any deferred payments. Although the amounts payable under the Supplemental Plans are not presently calculable, the following chart demonstrates Estimated Annual Retirement Income. During 1996, the cash compensation of Messrs. Sunderman, Popovich, Alfstad and Fletcher (including bonuses) were $178,018, $116,095, $111,948 and $92,887, respectively.

                              Years of Service
Remuneration     10 Years         15 Years           20 Years         25+ Years
------------     --------         --------           --------         ---------
$ 75,000         $15,000          $25,500             $30,000         $ 37,500
 100,000          20,000           30,500              40,000           50,000
 125,000          25,000           37,500              50,000           62,500
 150,000          30,000           45,000              60,000           75,000
 175,000          35,000           52,500              70,000           87,500
 200,000          40,000           60,000              80,000          100,000

     Years of service credit for the CCBC Executive Officers as of December 12, 1997 were as follows: Mr. Alfstad, 14 years; Mr. Fletcher, 13 years; Mr. Popovich, 15 years; Mr. Sunderman, 15 years.

                  SWB has also authorized CCBC to make retention bonus payments, not to exceed six months' salary, to certain key CCBC employees who maintain their employment at least through the Effective Date.

                  For other information concerning the interests of directors, officers, and employees of CCBC or CP Bank in the Merger, see "PROPOSAL ONE: THE MERGER--Principal Terms of the Merger--Personnel Matters;" "--Treatment of Stock Options;" and "--Indemnification of CCBC Directors and Officers."

                  SWB and CCBC have agreed that, as of Effective Date, SWB will assume CCBC's obligations under the CCBC Stock Option Plans and the outstanding options to purchase CCBC common stock will become options to purchase shares of SWB common stock. See "--Treatment of Stock Options."Directors and officers of CCBC hold options to acquire an additional 98,962 shares of CCBC common stock. These shares have a potential approximate aggregate market value of $2,981,077, assuming the Exchange Ratio as of the Effective Date is .9198. In addition, SWB has agreed to indemnify the officers and directors of CCBC if certain lawsuits and actions related to the Merger arise. See "--Indemnification of CCBC Officers and Directors."

Principal Terms of the Merger

                  General. The following description of the principal terms of the Merger is subject to and qualified in its entirety by reference to the terms of the Agreements, copies of which are annexed to this Joint Proxy Statement/Prospectus as Annex A.

                  Effective Date. The Agreement provides that the Merger will be consummated upon the filing of the Merger Agreement with the California and Delaware Secretaries of State and with the Commissioner in accordance with the laws of California and Delaware. It is contemplated that the Effective Date will occur on or about April 15, 1998, or as soon thereafter as practicable, assuming the conditions set forth in the Merger Agreement are fully satisfied or waived. See " --Representations and Warranties" and "--Conditions to the Merger." CCBC and SWB expect the Bank Merger to become effective on or about the same date as the Merger.

                  Exchange Amount. For purposes of the Agreement, the following terms have the following meanings:

CCBC Shares                       Issued and outstanding shares of CCBC $0.10
                                  par value common stock as of the Effective
                                  Date.

Exchange Ratio                    The number of SWB Shares to be  received
                                  in exchange for each CCBC Share pursuant to the calculation set forth in Section 2.1(b) below.

Market Value                      The average of the closing prices of the
                                  SWB Shares as reported in the western  edition
                                  of the Wall Street  Journal for the 20 trading
                                  days  preceding the  Determination  Date.  For
                                  purpose  of  determining   the  average,   the
                                  divisor shall be only those days on which a trade occurs.

Business Combination              Any merger, sale or purchase of an
                                  entity or  subsidiary,  sale or  purchase of a
                                  substantial portion of any entity's assets, or
                                  tender offer or other means of  acquisition of
                                  substantially  all  the  outstanding   capital
                                  stock of any entity.

Determination Date                The fifth business day preceding the Effective
                                  Date.

                  On the Effective Date, by virtue of the Merger and without any action on the part of the holders of CCBC Shares, each outstanding CCBC Share will be converted into the right to receive SWB Shares equal to the Exchange Ratio as follows:

                  (i) If the Market Value is $22.75 or less, the Exchange Ratio will be 1.1579.

                  (ii) If the Market Value is greater than $22.75 but not more than $25.25, the Exchange Ratio will be determined by dividing $26.40 by the Market Value.

                  (iii) If the Market Value is greater than $25.25 but not more than $26.25, the Exchange Ratio will be 1.0476.

                  (iv) If the Market Value is greater than $26.25 but not more than 28.25, the Exchange Ratio will be 1.0476 minus .000238 for each $0.01 by which the Market Value is greater than $26.25.

                  (v) If the Market Value is $28.25, the Exchange Ratio will be 1.000.

                  (vi) If the Market Value is greater than $28.25 but not more than $29.25, the Exchange Ratio will be determined by dividing (A) $28.25 plus 75% of the amount by which the Market Value exceeds $28.25 by (B) the Market Value.

                  (vii) If the Market Value is greater than $29.25 but not more than $30.25, the Exchange Ratio will be determined by dividing (A) $29.00 plus 50% of the amount by which the Market Value exceeds $29.25 by (B) the Market Value.

                  (viii) If the Market Value is greater than $30.25, the Exchange Ratio will be determined by dividing (A) $29.50 plus 25% of the amount by which the Market Value exceeds $30.25 by (B) the Market Value.

                  Notwithstanding the foregoing: (i) in the event that SWB enters into a Business Combination with any other entity in which SWB shall not be the continuing or surviving corporation or entity of such Business Combination prior to the Determination Date, then, in the event that the Market Value exceeds $28.25, the Exchange Ratio shall be 1.000; and (ii) in the event that the Market Value is less than $21.59, then CCBC has the right to terminate the Agreement. If CCBC notifies SWB that it intends to terminate the Agreement because the Market Value is less than $21.59, then SWB shall have the right but not the obligation to elect to issue an additional number of SWB Shares so that the Exchange Ratio shall be equal to the quotient obtained by dividing $25.00 by the Market Value. If SWB chooses not to exercise its right to issue such additional SWB Shares, then CCBC may proceed to terminate the Agreement.

                  On the Effective Date, CCBC's obligations pursuant to the CCBC Debentures will be assumed by SWB in accordance with the terms of the Indenture Agreement and the CCBC Debentures will thereafter be convertible into SWB Shares, provided, however, that the conversion price of such debentures into SWB Shares shall be adjusted by dividing the current conversion price of $12.75 by the Exchange Ratio on the Effective Date. See "DESCRIPTION OF CCBC CAPITAL STOCK--Convertible Subordinated Debentures."

                  If, prior to the Effective Date, the number of outstanding SWB Shares changes into a different number of shares or a different class as the result of any reclassification, recapitalization, split, reverse split, exchange of shares, readjustment, or a stock dividend on SWB Shares is be declared with a record date within such period, corresponding adjustments will be made to the number of SWB Shares to be issued and delivered in the Merger in exchange for each outstanding CCBC Share.

                  The following table indicates the Exchange Ratio as a function of a range of Market Values for the SWB common stock and the corresponding Exchange Amount per share of CCBC common stock expressed in dollars. No assurance can be given that the actual value of each share of SWB common stock upon completion of the Merger will be equal to the Market Value used to determine the Exchange Ratio.

         Market value                                             Market value
            of SWB            Exchange       Exchange                of SWB             Exchange        Exchange
       common stock(1)          Ratio         Amount            common stock(1)           Ratio          Amount
     --------------------- --------------- --------------     ---------------------  --------------- ---------------
              $20.00           1.1579         $23.16                 $30.50 (4)          0.9693          $29.56
               21.00           1.1579          24.32                  30.75              0.9634           29.63
               21.59           1.1579          25.00                  31.00              0.9577           29.69
               22.00           1.1579          25.47                  31.25              0.9440           29.75
               22.75           1.1579          26.34                  31.50              0.9365           29.81
               23.00           1.1478          26.40                  31.75              0.9291           29.88
               24.00           1.1000          26.40                  32.00              0.9219           29.94
               25.00           1.0560          26.40                  32.75              0.9198           30.13
               26.00           1.0476          27.24                  33.00              0.8939           30.19
               27.00           1.0298          27.80                  34.00              0.8676           30.44
               28.00           1.0060          28.17                  35.00              0.8429           30.69
               28.25           1.0000          28.25                  36.00              0.8194           30.94
               28.50 (2)       0.9978          28.44                  37.00              0.7973           31.19
               29.00           0.9935          28.81                  38.00              0.7763           31.44
               29.25           0.9915          29.00                  39.00              0.7564           31.69
               29.50 (3)       0.9873          29.13                  40.00              0.7375           31.94
               30.00           0.9792          29.38                  41.00              0.7195           32.19
               30.25           0.9752          29.50                  42.00              0.7024           32.44

(1) The Market Value, which will be used to determine the Exchange Amount and the corresponding Exchange Ratio, is based upon the average of the closing prices of SWB Shares for the 20 trading days preceding the Determination Date.

(2) When the Market Value is greater than $28.25 but not more than $29.25, the value of the Exchange Amount increases $0.75 for every $1.00 increase in the Market Value.

(3) When the Market Value is greater than $29.25 but not more than $30.25, the value of the Exchange Amount increases $0.50 for every $1.00 increase in the Market Value.

(4) When the Market Value is greater than $30.25, the value of the Exchange Amount increases $0.25 for every $1.00 increase the Market Value.

                  On the Effective Date each outstanding CCBC Convertible Subordinated Debenture Due April 30, 2003 ("CCBC Debentures") shall by virtue of the Merger, be assumed by SWB in accordance with the terms of the related Indenture Agreement, provided, however, and as required by the Indenture Agreement the conversion price of such CCBC Debentures into SWB Shares shall be adjusted by dividing the current conversion price of $12.75 by the Exchange Ratio on the Effective Date. See "DESCRIPTION OF CCBC CAPITAL STOCK--Convertible Subordinated Debentures."

                  Treatment of Stock Options. On the Effective Date, SWB will assume CCBC's obligations under the CCBC Stock Option Plans. As of that time, options to purchase CCBC Shares issued pursuant to the CCBC Stock Option Plans will be converted, without any action on the part of the option holders, into options to acquire SWB Shares upon payment of an adjusted exercise price, which shall equal the exercise price per share for the options immediately prior to the Merger, divided by the Exchange Ratio.

                  The CCBC Stock Option Plans and the stock option agreements entered into thereunder provide that a CCBC non-officer Director's service does not terminate as long as he or she remains a Director or Advisory Director of SWB on and after the Effective Date. SWB has agreed that it will, for purposes of the CCBC Stock Option Plans, at or immediately following the Effective Date, offer each current non-officer Director of CCBC a position as an Advisory Director of SWB for a period of at least two years. SHAREHOLDER APPROVAL OF THE MERGER INCLUDES APPROVAL OF AND CONSENT TO ANY SUCH AMENDMENTS TO SWB'S AND CCBC'S STOCK OPTION PLANS AND AGREEMENTS.

                  SWB and CCBC have also agreed, subject to their expectation that the Merger will qualify for accounting treatment based on the pooling-of-interests method of accounting, to make any amendments to their respective stock option plans, obtain any required shareholder approvals of such amendments, and, as necessary, amend all stock option agreements and obtain any required participant consents necessary to implement SWB's assumption of the CCBC Stock Option Plans, the adjustment of the exercise price and the provisions regarding the nontermination of non-officer Director's service.

                  Rights of Holders After  Effective Date;  Dividends.  Promptly
after the consummation of the Merger, SWB will appoint an exchange agent (the "Exchange Agent"), who will forward a letter of transmittal to former shareholders of CCBC containing detailed instructions for surrender of certificates representing CCBC common stock. Certificates should not be surrendered by shareholders until the letter of transmittal is received. For purposes of voting and establishing record of ownership of SWB common stock for the period from and after the Effective Date, any holder of CCBC common stock who does not surrender the certificates representing such shares to the Exchange Agent, as discussed above, (i) shall be deemed to hold that number of shares of SWB common stock that such holder would otherwise be entitled to receive if such certificates had been surrendered, and (ii) shall be entitled to vote in regard to any matter submitted to the SWB shareholders for their approval. Persons entitled to receive certificates for SWB common stock will not receive any dividends or other distributions of any kind which are declared payable to shareholders of record of the SWB common stock after the Effective Date until they have surrendered their certificates representing CCBC common stock. Upon surrender of their certificates, the holder will be paid, without interest, any dividends or other distributions with respect to the SWB common stock as to which the record date and payment date occurred on or after the Effective Date. Except as described in this paragraph, after the Effective Date, the holders of certificates formerly representing CCBC common stock shall have no rights with respect to such shares.

                  Exchange of CCBC Stock Certificates; Fractional Interests. After the Effective Date, each holder of a certificate or certificates representing shares of CCBC common stock immediately prior to the Merger will, upon the surrender thereof to the Exchange Agent, be entitled to receive a certificate or certificates representing the number of whole shares of SWB common stock into which shares of CCBC common stock will have been converted and a payment in cash with respect to fractional shares, if any, determined as described below. The certificates representing shares of SWB common stock also represent an equal number of rights under SWB's Shareholder Rights Plan. See "CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS--Shareholder Rights Plan."

                  In lieu of fractional shares, each holder shall receive, at the time of surrender of the certificate or certificates representing the holder's CCBC common stock, an amount in cash equal to the Market Value per share of the common stock of SWB, multiplied by the fraction of a share of SWB common stock to which such holder otherwise would be entitled. No holder shall be entitled to dividends, voting rights, interest on the value of, or any other rights in respect of a fractional share.

                  As promptly as practicable after the Effective Date, letters of transmittal will be mailed to holders of certificates representing shares of CCBC common stock for use in exchanging such certificates for cash and shares of SWB common stock. CCBC SHAREHOLDERS SHOULD NOT SEND THEIR STOCK CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE BEEN NOTIFIED THAT THE MERGER HAS BEEN CONSUMMATED AND THEY HAVE RECEIVED A LETTER OF TRANSMITTAL.

                  Personnel Matters.

                  Employment At Effective Date. On the Effective Date, except for employees with contracts that will be assumed by SWB, CCBC employees shall become employees at will of SWB. Prior to the Effective Date, CCBC may, with the consent of SWB, make additional special bonus payments not to exceed six months salary to retain employees who are deemed necessary to complete the Merger and the Bank Merger. In the event that CCBC terminates employees prior to the Effective Date, it shall abide by all internal policies and all legal requirements for termination of employment. CCBC has agreed that, from the date of the Agreement through the Effective Date, it will consult with a human resources representative of SWB and keep that representative advised as to all matters related to employment. After the Effective Date, former employees of CCBC who become employees of SWB may be terminated by SWB at any time, with or without cause, for any reason not prohibited by law.

                  Retirement Benefits. Employees of CP Bank formerly employed by CCBC on the Effective Date will be eligible for participation in the SWB 401(k) plan and employee stock option plan at the earliest normal entry date following the Effective Date as allowed by applicable law and the provisions of SWB's benefit plans, so long as such employees then meet the eligibility requirements for participation in the SWB plan. The former employees of CCBC who are employed by Sierra Bank will be credited for years of prior service with CCBC for vesting (non-forfeitability) of accrued benefits in the SWB plans to the fullest extent such credit for such prior service is permitted by SWB's plans and by the laws, rules and regulations of the Internal Revenue Service and the Employee Income Security Act of 1974, as amended.

                  Other Benefit Plans. After the Effective Date, any or all CCBC welfare benefit plans will be terminated by SWB. Employees formerly employed by CCBC immediately prior to the Effective Date will be eligible for participation in any existing SWB plan, so long as such employee would otherwise be eligible to participate in such plan. Employees formerly employed by CCBC on the Effective Date will receive credit for length of service with CCBC for determination of eligibility or participation in the SWB health service plans or long-term disability, voluntary accident and life insurance plans.

                  Employees formerly employed by CCBC on the Effective Date will retain vacation benefits accrued with CCBC prior to the Effective Date, subject to SWB's maximum accrual and carryover limitations for such benefits. They will also retain the amount of sick leave benefit eligibility on CCBC's records prior to the Effective Date, to be available subject to SWB's policy for sick leave benefits, but will not be entitled to payment for carry-over sick leave upon termination as is provided in SWB's sick leave policy. CCBC will have accrued the cost of such benefits on the books of CCBC on or before the Adjustment Date. Following the Effective Date, all employees will be subject to the standard policies of SWB for accrual of such benefits.

                  Employees formerly employed by CCBC on the Effective Date will be subject to the severance policies in effect for all SWB employees.

                  Conduct of Business Prior to the Merger. The Agreement contains mutual covenants concerning the obligations of each party to use its best efforts to consummate the Merger, the right of each party to review the other party's books and records, and other customary matters.

                  Under the Agreement CCBC has agreed to conduct its businesses in the ordinary course as previously conducted; to preserve its business and customer goodwill intact; to consult with SWB as to the making of any decisions or the taking of any actions in matters other than in the ordinary course; on reasonable request, to permit a designated representative or representatives of SWB to attend and participate (but not vote) in all loan committee meetings and board of directors meetings, except as to Merger-related matters or other privileged matters; to maintain its properties; to comply in all material respects with all laws, regulations decrees and regulatory orders applicable to the conduct of its business; to keep in force its present insurance to the extent practicable; to make all required governmental filings, returns and reports in a timely manner; to conduct an environmental audit prior to foreclosure on any property that it knows or should know is contaminated with any hazardous substance and provide the results of such audit to and consult with SWB prior to the foreclosure on any such property; to not sell, lease, pledge, assign, encumber or otherwise dispose of any of its assets except other real estate owned or other property in the ordinary course) in each case for adequate value, without recourse and consistent with its customary practice; to not take any action to create, relocate or terminate any branch or other office or to form any new subsidiary or affiliated entity; to not settle any litigation or disputes involving a claim of more than $50,000 without the consent of SWB, which consent shall not be unreasonably withheld; to maintain an adequate allowance for loan losses; not to commit itself to any loan or renewal or restructure of an existing loan with a principal amount in excess of $100,000 if unsecured, or in excess of $500,000 and with a loan-to-value ratio above 75% if secured by real property; not to purchase or sell any investment security with a maturity in excess of three years; not to issue any certificate of deposit for a term greater than 12 months with a rate of interest in excess of 50 basis points above the rate sheets provided weekly to CCBC by SWB; and not to enter into or renew any contract having a duration extending beyond nine months from the date of the Agreement.

                  SWB has agreed to advise the Board of Directors of CCBC if it determines to undertake any transaction or series of transactions outside the ordinary course of business prior to the Effective Date; to preserve its business and customer goodwill; to maintain its properties; to comply with all laws, regulations, decrees and regulatory orders applicable to the conduct of its business; to keep in force its present insurance to the extent practicable; to make all required governmental filings, returns and reports in a timely manner; and not to sell, lease, pledge, assign, encumber or otherwise dispose of any of its assets except for adequate value, without recourse and consistent with its customary practice. SWB has also agreed to permit Mr. Sunderman, currently a director of CCBC, to attend and participate (but not vote) in all loan committee meetings, provided such CCBC representative may be excluded from any portion of a meeting which relates to the Merger or any examination report or response thereto, or is reasonably determined to be the subject of the attorney client privilege.

                  Indemnification of CCBC Directors and Officers. Under the Agreement, SWB has agreed upon completion of the Merger to indemnify persons who were directors or officers of CCBC as of the date of the Agreement or who become officers or directors prior to the Effective time (each, an "Indemnified Party") against threatened or actual claims, suits, proceedings or investigations, including any claim, suit, proceeding or investigation arising in whole or in part out of (i) the fact that the Indemnified party is or was a director or officer of CCBC or (ii) the Agreement or any of the transactions contemplated thereby, whether asserted or arising before or after the Effective Date. SWB has agreed to provide indemnification to each Indemnified Party to fullest extent permitted by law and SWB's bylaws against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), fines and amounts paid in settlement. The Indemnified Parties are entitled to retain counsel after consultation with SWB; provided, however, that (i) SWB may assume the defense of the Indemnified Parties and upon such assumption shall not be liable to any Indemnified Party for any other legal expenses subsequently incurred by any Indemnified Party in connection with such defense, except that in certain cases involving issues which raise conflicts of interest between SWB and the
Indemnified Parties, the Indemnified Parties may retain counsel after consultation with SWB, (ii) SWB is obligated to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded; based on the advice of counsel, that in order to be adequately represented, separate counsel is necessary, (iii) SWB will not be liable for any settlement effected without its prior written consent and (iv) SWB will have no obligation to any Indemnified Party if a court determines that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law and such determination becomes final and unappealable. SWB's obligations under the Agreement continue for a period of four years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period continue until the final disposition of the Claim. SWB has the right of setoff against any payments required to be made by SWB to an Indemnified Party to the extent that such Indemnified Party receives indemnification from an insurer under a directors' and officers' liability insurance policy maintained by CCBC or SWB. SWB has also agreed, for a period of three years, to cause the Indemnified Parties to be covered by the directors' and officer' liability insurance policies covering SWB's directors and officers on the Effective Date or to obtain tail coverage for them under CCBC's directors' and officers liability insurance policies in effect on the Effective Date; provided, however, that SWB is not obligated to pay annual premiums for such insurance to the extent such premiums exceed 150% of the premium paid by CCBC for such insurance as of the date of the Agreement.

                  Representations and Warranties. The Agreement contains representations and warranties by SWB and CCBC regarding, among other things, their respective organizations, authorization to enter into the Agreements, capitalization, financial statements, compliance with applicable laws, payments of taxes, absence of undisclosed liabilities, loan quality, employment arrangements, adequacy of its allowance for loan losses and pending and threatened litigation. The Agreement provides that these representations and warranties must be true immediately prior to the consummation of the Merger but will not survive beyond the Effective Date except to the extent they relate to covenants or obligations to be performed after the Effective Date.

                  Conditions to the Merger. The Merger will occur only if the Merger is approved by the requisite votes of CCBC shareholders and SWB shareholders. Consummation of the Merger is subject to satisfaction of certain other conditions. Such conditions include, but are not limited to, the following, applicable to both parties: each party's representations and warranties shall be true and correct; each party shall have substantially complied with its obligations under the Agreement; neither party shall have suffered a material adverse change in its business, financial condition or results of operations taken as a whole since September 30, 1997; each party shall have delivered to the other certain officers' certificates; SWB and CCBC shall have received certain opinions from each other's legal counsel; no action or proceeding to enjoin or impede the Merger shall be pending or threatened; the Registration Statement shall have been declared effective by the SEC and remain effective; all necessary regulatory approvals, including the FDIC and the Commissioner, shall have been received without any materially burdensome conditions (see "Required Regulatory Approvals" below); CCBC and SWB shall have received a legal opinion from the law firm of McCutchen, Doyle, Brown & Enersen, LLP to the effect that the exchange of shares of CCBC common stock for SWB common stock pursuant to the Merger will be tax-free to the CCBC shareholders and SWB shareholders, respectively; and SWB and CCBC shall have exchanged unaudited financial information as of the month-end before the Effective Date.

                  In addition, CCBC's obligations to complete the Merger are subject to its receipt of an opinion from its financial advisor to the effect that the Merger is fair to it from a financial point of view. Van Kasper has delivered such an opinion. See "--Fairness Opinions--Van Kasper's Fairness Opinion."

                  SWB's obligations to complete the Merger are similarly subject to its receipt of an opinion from NationsBanc Montgomery to the effect that the Exchange Ratio in the Merger is fair to SWB from a financial point of view. NationsBanc Montgomery has delivered such an opinion. See "--Fairness Opinion." The parties have also agreed that SWB's obligations will be subject to each non-employee director of CCBC entering into an agreement not to engage in a business competitive to that of SWB or CCBC in Solano, Sacramento or Contra Costa counties for a period of three years from the date of the Merger. Each non-employee director of CCBC has entered into such an agreement. SWB's obligations are further subject to the additional condition that all directors of CCBC shall have entered into a shareholder's agreement by which such shareholders agree to vote their shares and any shares over which such shareholders have voting authority in favor of the Merger and further agreeing, to the extent permitted by law and the bylaws of CCBC, to vote in favor of the Merger by consent solicitation. The directors of CCBC have entered into such agreements.

                  The Board of Directors of each party may waive any conditions to that party's performance of the Agreement unless doing so would violate applicable law.

                  Required Regulatory Approvals. The Merger and the Bank Merger are subject to approval by the FDIC under the Bank Merger Act, by the DFI under the California Banking Law and by the FRB under the BHC Act. The Bank Merger Act provides that no transaction may be approved which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United
States, or the effect of which in any section of the country may be to substantially lessen competition, or to tend to create a monopoly or which in any other manner might restrain trade, unless it is determined that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served. In conducting a review of any application for approval, the FDIC is required to consider the financial and managerial resources and future prospects of the company or companies and the banks concerned and the convenience and needs of the community to be served. An application may be denied if it is determined that the financial or managerial resources of the acquiring entity are inadequate.

                  A transaction approved by the FDIC may not be consummated for 15 days after such approval. During the 15-day period, the Department of Justice may commence legal action challenging the transaction under the antitrust laws. If, however, the Justice Department does not commence a legal action during the 15-day period, it may not thereafter challenge the transaction except in an action commenced under the antimonopoly provisions of Section 2 of the Sherman Antitrust Act. The Bank Merger Act provides for the publication of notice and the opportunity for administrative hearings relating to the application for approval under the Bank Merger Act and authorizes the FDIC to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could substantially delay the regulatory approval required for consummation of the Merger.

                  The Bank Merger is also subject to approval by the Commissioner pursuant to the California Financial Code. The Financial Code requires the Commissioner to consider factors and standards substantially similar to those under the Bank Merger Act.

                  Under the BHC Act, the Merger is subject to approval by the FRB. SWB has requested a waiver from this requirement on the basis that the FDIC, as the primary federal regulator for both Sierra Bank and CP Bank, will review the Bank Merger under the Bank Merger Act. Based on existing precedents, SWB and CCBC expect that such a waiver will be granted; if it is not, however, SWB will be required to submit an application to the FRB to approve the Merger.

                  Based on existing precedents, the managements of SWB and CCBC believe that the Merger will be approved by the appropriate regulatory agencies and will not be subject to challenge by the Department of Justice under the antitrust laws. However, no assurance can be provided that the regulatory agencies or the Department of Justice will concur in this assessment or that any approval by the regulatory agencies will not contain conditions which are materially burdensome to SWB or CCBC.

                  Non Solicitation Covenants. Subject to the fiduciary obligations of its Board of Directors, CCBC has agreed that neither it nor any of its officers, directors, affiliates or other agents shall initiate negotiations toward, or otherwise effect or agree to effect, any proposal for any merger, sale of capital stock resulting in a change of control, sale of all or substantially all of the assets, or any other means of acquisition of substantially all the outstanding capital of any entity of CCBC. The Agreement also requires CCBC to notify the other party immediately of the receipt by it of any unsolicited proposal to effect any such transaction with another entity. As of the date of this Joint Proxy Statement/Prospectus, CCBC has not received such a proposal since the announcement of the proposed Merger.

                  Termination and Amendment; Termination Payment. The Agreements may be terminated any time prior to the Effective Date by the mutual consent of the Boards of Directors of both SWB and CCBC.

                  In addition, the Agreements may be terminated by the Board of Directors of SWB (a) on or after June 30, 1998 if any of the conditions to the obligations of SWB have not been fulfilled or waived by SWB; (b) if it becomes aware of any facts or circumstances of which it was not aware on the date of the Agreement which materially adversely affect CCBC, its properties, operations or financial condition taken as a whole, (c) if a materially adverse change occurs at any time after September 30, 1997 in the business, financial condition, results of operations or properties of CCBC, or (d) if there is a material failure or prospective material failure on the part of CCBC to comply with its obligations under the Agreement, or any material failure or prospective failure to comply with any of the conditions to the Merger set forth in the Agreement or (e) if CCBC enters into a transaction or series of transactions with a third party providing for the acquisition of all or a substantial part of CCBC, whether by way of merger, exchange or purchase of stock, sale of assets or otherwise

                  The Agreements may be terminated by the Board of Directors of CCBC (a) on or after June 30, 1998, if any of the conditions to the obligations of CCBC have not been fulfilled or waived by CCBC, provided, however, that if SWB is engaged at the time in litigation (including an administrative appeal procedure) relating to an attempt to obtain one or more of the governmental approvals necessary to consummate the Merger or if SWB shall be contesting in good faith any litigation which seeks to prevent consummation of the any of the transactions contemplated by the Agreement, such nonfulfillment shall not give CCBC the right to terminate the Agreements until the later of (i) June 30, 1998, and (ii) 60 days after the completion of such litigation and of any further regulatory or judicial action pursuant thereto, including any further action by a governmental agency as a result of any judicial remand, order or directive or otherwise or any waiting period with respect thereto provided such date shall not occur beyond December 31, 1998; (b) it has become aware of any facts or circumstances of which it was not aware on the date of the Agreement and which can or do materially adversely affect SWB or its properties, operations or financial condition taken as a whole, (c) a materially adverse change shall have occurred since September 30, 1997 in the business, financial condition, results of operations or assets of SWB, or (d) there has been a material failure or prospective material failure on the part of SWB to comply with its obligations under the Agreements, or any material failure or prospective material failure to comply with any conditions to the obligations of CCBC set forth in the Agreement; or (e) in the event SWB or its affiliates enter into a business combination with any other entity which does not expressly contemplate the performance by SWB or its successor in interest of SWB's obligations under the Agreement and SWB indicates it will not consummate the Agreement or (f) two days prior to the Effective Date if it determines that the Market Value is less than $21.59, provided, however that if CCBC notifies SWB that it intends to so terminate the Agreement because the Market Value is less than $21.59, then SWB has the right but not the obligation to elect to issue an additional number of SWB Shares so that the Exchange Ratio shall be equal to the quotient obtained by dividing $25.00 by the Market Value.

                  If SWB or CCBC terminates the Agreement because of a willful breach of the Agreement by CCBC or because CCBC has entered into a transaction or series of transactions with a third person or group providing for the acquisition of all or a substantial part of CCBC, CCBC shall pay to SWB, on demand, the sum of $1,200,000. If CCBC or SWB terminates the Agreement because of a willful breach by SWB or because SWB has entered into an agreement for a business combination that does not expressly contemplate the performance by SWB or its successor in interest of SWB's obligations under the Agreement and SWB indicates it will not consummate the Agreement, SWB shall pay to CCBC, on demand, the sum of $1,200,000. These payments are deemed consideration or liquidated damages for expenses incurred and the lost opportunity cost for time devoted to the transactions contemplated by the Agreement. In the event of such a termination, each party remains liable for its expenses as set forth in the Agreement. See "--Expenses."

                  Expenses. CCBC and SWB have each agreed to pay the costs incurred by them incident to the performance of their obligations under the Agreement, including costs related to the Registration Statement and these Joint Proxy Materials, their respective financial statements and the fees of its counsel, accountants, consultants and financial advisers. The costs of printing and distributing the Registration Statement and the Proxy Materials, fees payable pursuant to state "blue-sky" securities laws, fees related to obtaining a tax opinion, the fee required to be paid to the SEC to register the shares of SWB common stock will be shared equally by the parties.

Certain Income Tax Consequences.

                  As a condition to the consummation of the Merger, SWB and CCBC will receive an opinion acceptable to them from McCutchen, Doyle, Brown & Enersen, LLP that for federal and California income tax purposes: (i) the Merger will qualify as a "reorganization" within the meaning of Internal Revenue Code
Section 368(a)(1)(A); (ii) except for cash received in lieu of any fractional share, no gain or loss will be recognized by holders of shares of CCBC common stock who receive shares of SWB common stock in exchange for the shares of CCBC common stock which they hold; (iii) the holding period of shares of SWB common stock exchanged for shares of CCBC common stock (including any fractional share prior to its conversion into cash) will include the holding period of the shares of CCBC common stock for which they are exchanged, assuming the shares of CCBC common stock are capital assets in the hands of the holder thereof at the Effective Date; (iv) the basis of the shares of SWB common stock received in the exchange will be the same as the basis of the shares of CCBC common stock for which they are exchanged, less any basis attributable to fractional shares for which cash is received; (v) no gain or loss will be recognized by SWB or CCBC in connection with the Merger or the Bank Merger; (vi) any cash received by a shareholder of CCBC in lieu of a fractional share will, to the extent such share was a capital asset in the hands of the CCBC shareholder, result in recognition of capital gain or loss by such shareholder measured by the difference between the cash received and the basis of such fractional share; (vii) provided the options to buy shares of SWB common stock are not actively traded on an established securities market, no gain or loss will be recognized by the holders of nonqualifed options to buy shares of CCBC common stock upon the conversion those options into nonqualifed options to buy shares of SWB common stock under the same terms and conditions as in effect immediately prior to the proposed transaction; (viii) no gain or loss will be recognized by the holders of incentive stock options to buy shares of CCBC common stock upon the conversion of those options into incentive stock options to buy shares of SWB common stock under the same terms and conditions as in effect immediately prior to the proposed transaction; and (ix) no gain or loss will be recognized (and no amount will be included in income) by a holder of CCBC convertible debentures (whether or not such holder also holds CCBC Share) upon the assumption of such debentures by SWB..

                  A shareholder who perfects dissenters' rights and receives payment for his or her SWB shares will be treated as if such shares were redeemed. In general, if the shares are held as a capital asset at the Effective Date, the dissenting shareholder will recognize a capital gain or loss measured by the difference between the amount of cash received and the basis of the shares in the hands of the dissenting shareholder. However, if such dissenting shareholder owns, directly or indirectly through the application of Section 318 of the Code, any shares of common stock as to which dissenters' rights are not exercised and perfected and which are therefore exchanged for SWB common stock in the Merger, such shareholder may be treated as having received a dividend in the amount of cash paid to the shareholder in exchange for the shares as to which dissenter's rights were perfected. Under Section 318 of the Code, an individual is deemed to own stock that is actually owned (or deemed to be owned) by certain members of his or her family (spouse, children, grandchildren and parents, with certain exceptions) and other related parties, including, for example, certain entities in which the individual has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as stock that such individual (or a related person) has the right to acquire upon exercise of an option or conversion right held by such individual (or a related person). Each SWB shareholder who intends to dissent from the Merger (see "DISSENTERS' RIGHTS OF APPRAISAL") should consult his or her own tax advisor with respect to the application of the constructive ownership rules to the shareholder's particular circumstances.

                  For federal tax purposes, the highest marginal tax rate for individuals on ordinary income is 39.6%, compared to 28% for capital gains on assets held more then 12 months but not held more than 18 months and 20% for capital gains on assets held more than 18 months, and the highest marginal tax rate for corporations is 35% on ordinary income and capital gain. Capital losses are treated differently than ordinary losses. Essentially, a capital loss for any taxable year may be deducted by a corporation in that year only to the extent of capital gain, and by an individual in that year only to the extent of capital gain plus up to $3,000 of ordinary income. Capital losses not deductible in the year they occur may be carried forward indefinitely by individuals and may be carried back up to three years and forward up to five years by corporations.

                  This Joint Proxy Statement/Prospectus does not provide information about the tax consequences of the Merger under any other state, local or foreign tax laws. The shareholders of CCBC are urged to consult their own tax advisors with respect to all tax consequences of the Merger. Expenses incurred by any shareholder arising from disputes with the IRS or any state or foreign tax agency over the tax consequences of the Merger will not be borne by CCBC or SWB.

Accounting Treatment.

                  The management of CCBC and SWB expect that the Merger will qualify for treatment based on the pooling-of-interests method of accounting. It is a condition to closing that prior to the Effective Date, SWB shall have received a written opinion from Deloitte & Touche LLP, SWB's independent public accountant, to the effect that the Merger qualifies for pooling-of-interests accounting treatment if consummated in accordance with the terms of the Merger Agreements. Under this method of accounting, SWB's prior period financial statements will be restated on a combined basis with those of CCBC, with all intercompany accounts being eliminated and all expenses relating to the combination being deducted from current combined income. The pro forma results of this accounting treatment are shown in the unaudited pro forma financial data included elsewhere in this Joint Proxy Statement/Prospectus.

Resales of SWB Common Stock.

                  The shares of SWB common stock to be issued to CCBC shareholders in connection with the Merger have been registered under the 1933 Act. Such shares will be freely transferable under the 1933 Act, except for shares issued to each person who may be deemed to be an "affiliate" of CCBC within the meaning of Rule 145 under the 1933 Act (each an "Affiliate"). The shares of SWB common stock received by Affiliates may not be sold without additional registration under the 1933 Act unless an exemption (including the exemption provided by Rule 145) from such registration requirement is available. The Affiliates have entered into agreements concerning the foregoing restrictions on transfer with respect to the shares of SWB common stock they will receive in connection with the Merger. The exemption under Rule 145 permits sale of shares if the issuer is current in its filings required under the 1934 Act, the Affiliate does not sell more than the greater of 1% of the issuer's outstanding shares or the number of shares equal to the weekly average trading volume over the preceding four weeks in any three-month period, all sales are conducted as "broker's transactions" or with a market maker and, in the case of persons who become Affiliates of SWB after the Merger, the Affiliate files Form 144 with the SEC upon placing a sell order.

Conduct of Business of SWB and CCBC Following the Merger.

                  When the Merger is consummated, the directors and officers of SWB and Sierra Bank will remain their directors and officers. After the Merger, CCBC will be merged into SWB and CCBC's separate existence will cease. Upon completion of the Bank Merger, CP Bank will be merged into Sierra Bank and the separate existence of CP Bank will cease. The former branches of CP Bank will continue to operate as branches of Sierra Bank. SWB has agreed to appoint two of CCBC's directors, Messrs. Bernard E. Moore and Walter A. Sunderman, to the Boards of Directors of SWB and Sierra Bank upon completion of the Merger.

              THE STOCK OPTION AGREEMENT BETWEEN SWB AND CCBC

General

                  Concurrently with the execution and delivery of the Agreement, and as a condition and inducement thereto, CCBC and SWB entered into the Stock Option Agreement, pursuant to which CCBC granted SWB an option (the "Option") to purchase up to 282,914 shares of CCBC common stock (representing approximately 19.9% of the outstanding shares of CCBC common stock) at a per share price equal to the lesser of (i) the average of the bid and ask prices for CCBC common stock for the five trading days preceding the execution of the Agreement or (ii) the per share price at which CCBC issues or agrees to issue CCBC common stock to an acquiring person. The Option will only become exercisable upon the occurrence of certain events that create the potential for another party to acquire control of CCBC.

                  The following is a summary of the material provisions of the Stock Option Agreement, which is attached as Annex B to this Joint Proxy Statement/Prospectus and incorporated herein by reference. The following summary is qualified in its entirety by reference to the Stock Option Agreement.

Exercise of Stock Option

                  At SWB's election, the Option may be exercised in whole or in part only after the occurrence of one of the following events by a person or group other than SWB (each a "Purchase Event"):

         (i) CCBC, without SWB's prior written consent, enters into an agreement with any person (other than SWB or any affiliate of SWB) to (A) effect a merger, consolidation or similar transaction involving CCBC or (B) acquire all or substantially all of the assets of CCBC, or 10% or more of CCBC's voting power (any of the foregoing is defined as an "Acquisition Transaction");

         (ii) any person or group of persons acting in concert acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of 24.99% or more of the outstanding CCBC common stock;

         (iii) the CCBC shareholders have not approved the Agreement, the CCBC Meeting has not been held or has been canceled or the CCBC Board has withdrawn or modified in a manner adverse to SWB its recommendation with respect to the Agreement, in each case after any person (other than SWB) has (A) publicly announced a proposal, or publicly disclosed an intention to make a proposal, to engage in an Acquisition Transaction, (B) commenced a tender offer, or (C) filed an application (or given a notice) with a bank regulatory authority to engage in an Acquisition Transaction;

         (iv) any person (other than SWB or other than in connection with a transaction which SWB has given prior written consent), shall have filed an application (or given a notice) with a bank regulatory authority to engage in an Acquisition Transaction;

         (v) CCBC has willfully breached the Agreement in anticipation of engaging in a Purchase Event, and following such breach SWB would be entitled to terminate the Agreement; or

         (vi) a public announcement by CCBC of an Acquisition Transaction, exchange offer or tender offer or a public announcement of an intended Acquisition Transaction, exchange offer or tender offer.

Adjustment of Number of Shares Subject to Option

                  The number and type of securities subject to the Option and the purchase price of shares will be adjusted for any change in CCBC common stock by reason of stock split, reverse split, dividend, exchange of shares or similar transaction, such that SWB will receive (upon exercise of the Option) the same number and type of securities as if the Option had been exercised immediately prior to the change in CCBC common stock. The number of shares of CCBC common stock subject to the Option will also be adjusted in the event CCBC issues additional shares of CCBC common stock, so that the number of shares of CCBC common stock subject to the Option represents 19.9% of issued and outstanding CCBC common stock. In the event of a capital reorganization, merger or consolidation of CCBC with or into another corporation, or the sale of all or substantially all of CCBC's assets to any other person, then, as a part of any such transaction, provision shall be made so that SWB shall be entitled to receive an option of the succeeding corporation, any person that controls the succeeding corporations or CCBC, at the election of SWB.

Repurchase of Option Shares

                  During the 12-month period after the occurrence of a Purchase Event, SWB has the right to require that CCBC repurchase the shares of CCBC common stock received by SWB upon exercise of the Option by SWB. The shares will be repurchased at a price equal to the highest of (i) 100% of the exercise price; (ii) the highest price paid or agreed to be paid for shares of CCBC common stock by an acquiror in any tender offer, exchange offer or other transaction or series of related transactions involving the acquisition of 10% or more of the outstanding shares of CCBC common stock; and (iii) in the event of a sale of all or substantially all of CCBC's assets, (x) the sum of the price paid in such sale and the current market value of the remaining assets of CCBC as determined by a recognized investment banking firm, divided by (y) the number of shares of CCBC common stock then outstanding; provided, however, that in no event will CCBC be required to repurchase the shares of CCBC common stock at a repurchase price which exceeds SWB's aggregate exercise price by more than$2 million.

Restrictions on Transfer

                  Prior to the occurrence of a Purchase Event, SWB is prohibited from selling, assigning or otherwise transferring the Option.

Registration Rights

                  SWB has certain rights to require registration of any shares of CCBC common stock purchased pursuant to the Stock Option Agreement under the securities laws if necessary to enable SWB to sell such shares.

Effect of Stock Option Agreement

                  The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated on the terms set forth in the Agreement. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in CCBC from considering or proposing such an acquisition, even if such persons were prepared to offer higher consideration per share for CCBC common stock than the consideration set forth in the Agreement. The Option granted to SWB pursuant to the Stock Option Agreement generally terminates upon the earlier of the Effective Time of the Merger or 12 months following the date of any Purchase Event.

                  DISSENTERS' RIGHTS OF APPRAISAL.

                  SWB. Because the SWB common stock is traded on Nasdaq, dissenters' rights will be available to the shareholders of SWB only if the holders of five percent or more of SWB common stock make a written demand upon SWB for the purchase of dissenting shares in accordance with Chapter 13 of the California Law. If this condition is satisfied and the Merger is consummated, shareholders of SWB who dissent from the Merger by complying with the procedures set forth in Chapter 13 would be entitled to receive an amount equal to the fair market value of their shares as of November 12, 1997, the day before the public announcement of the Merger. The closing sales price for SWB common stock on November 12, 1997 was $28.50. A copy of Chapter 13 of the California Law is attached hereto as Annex E and should be read for more complete information concerning dissenters' rights. THE REQUIRED PROCEDURE SET FORTH IN CHAPTER 13 OF THE CALIFORNIA LAW MUST BE FOLLOWED EXACTLY OR ANY DISSENTERS' RIGHTS MAY BE LOST. The information set forth below is a general summary of dissenters' rights as they apply to SWB shareholders and is qualified in its entirety by reference to Annex E.

                  In order to be entitled to exercise dissenters' rights, a shareholder of SWB must vote "AGAINST" the Merger. Thus, any shareholder who wishes to dissent and executes and returns a proxy in the accompanying form must specify that his or her shares are to be voted "AGAINST" the proposal to approve the principal terms of the Agreements. If the shareholder returns a proxy without voting instructions or with instructions to vote "FOR" the proposal to approve the principal terms of the Agreements, his or her shares will automatically be voted in favor of the Merger and the shareholder will lose any dissenters' rights. In addition, if the shareholder abstains from voting his or her shares, the shareholder will lose his or her dissenters' rights.

                  Furthermore, in order to preserve his or her dissenters' rights, a shareholder must make a written demand upon SWB for the purchase of dissenting shares and payment to such shareholder of their fair market value, specifying the number of shares held of record by such shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of November 12, 1997. Such demand must be addressed to SierraWest Bancorp, P.O. Box 61000, 10181 Truckee-Tahoe Airport Road, Truckee, California 96160-9010, Attn: David Broadley, and must be received by SWB not later than the date of SWB Meeting. A vote "AGAINST" the Merger does not constitute such written demand.

                  If the holders of five percent or more of the outstanding shares of SWB common stock have submitted a written demand for SWB to purchase their shares, and these demands are received by SWB on or before the date of the SWB Meeting and the Merger is approved by the shareholders, SWB will have 10 days after such approval to send to those shareholders who have voted against the approval of the Merger written notice of such approval accompanied by a copy of Chapter 13 of the California Law, a statement of the price determined by SWB to represent the fair market value of the dissenting shares as of November 12, 1997, and a brief description of the procedure to be followed if a shareholder desires to exercise the dissenters' rights. Within 30 days after the date on which the notice of the approval of the Merger is mailed, the dissenting shareholder must surrender to SWB, at the office designated in the notice of approval, the certificate representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination to stamped or endorsed. Any shares of SWB common stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

                  If SWB and the dissenting shareholder agree that the surrendered shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Payment of the fair market value of the dissenting shares shall be made within 30 days after the amount thereof has been agreed upon or 30 days after any statutory or contractual conditions to the Merger have been satisfied, whichever is later, subject to the surrender of the certificates therefor, unless provided otherwise by agreement.

                  If SWB denies that the shares surrendered are dissenting shares, or SWB and the dissenting shareholder fail to agree upon a fair market value of such shares of SWB common stock, then the dissenting shareholder of SWB must, within six months after the notice of approval is mailed, file a complaint at the Superior Court of the proper county requesting the court to make such determinations or intervene in any pending action brought by any other dissenting shareholder. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenters' rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value. A dissenting shareholder may not withdraw his or her dissent or demand for payment unless SWB consents to such withdrawal.

                  The receipt of a cash payment for dissenting shares will result in recognition of gain or loss for federal and California state income tax purposes by dissenting shareholders. See "THE MERGER - Certain Federal Income Tax Consequences."

                  CCBC. Under Delaware law, shareholders do not have dissenters' rights if the shares of the corporation are designated as a national market security on Nasdaq, subject to certain exceptions not applicable in connection with the Merger. The common stock of CCBC is so designated, and therefore shareholders of CCBC have no dissenters' rights in connection with the Merger.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

                  The following unaudited pro forma combined financial statements give effect to the Merger of SWB and CCBC based on the pooling of interests accounting method. Under this method of accounting, SWB's prior period financial statements will be restated on a combined basis with those of CCBC, with all intercompany accounts eliminated. The unaudited pro forma combined balance sheet assumes the Merger took place on September 30, 1997. The unaudited pro forma combined statements of income assume the Merger was consummated as of the beginning of each period presented. Share information was calculated using an estimated Exchange Ratio of .9198, which corresponds to a SWB Market Value of $32.75. No assurance can be given that the Market Value as of the Effective Date will not be higher or lower than $32.75.

                  These unaudited pro forma combined financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of SWB and the historical consolidated financial statements and related notes thereto of CCBC incorporated by reference or included in this Joint Proxy Statement/Prospectus. The unaudited pro forma statements of income are not necessarily indicative of operating results which would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of future operations.

                                                SWB and CCBC

                                    Unaudited Pro Forma Combined Balance Sheet
                                              (Amounts in thousands)

                                                September 30, 1997
                                     -----------------------------------------
                                      Historical    Historical      Pro Forma
                                         SWB           CCBC          Combined
Assets
Cash and due from banks                 $35,907       $11,519       $47,426
Federal funds sold                       35,600             0        35,600
                                        -------      --------       -------
   Total cash and cash equivalents       71,507        11,519        83,026
Investment securities:
  Investments in mutual funds
    available for sale                    2,793             0         2,793
    Held to maturity, market value
      SWB $1,001 and CCBC $0              1,000             0         1,000
    Available for sale                   56,314        51,161       107,475

Loans and leases                        408,732       120,630       529,362
  Allowance for possible loan and
    lease losses                        (6,634)       (1,220)       (7,854)
                                        -------       -------       -------
    Net loans and leases                402,098       119,410       521,508

Other assets                             41,591        10,153        51,744
                                       --------      --------      --------

  Total assets                         $575,303      $192,243      $767,546
                                       ========      ========      ========

Liabilities and Shareholders'
Equity
Deposits:
   Noninterest bearing demand          $112,538       $29,646      $142,184
   Savings and interest-bearing
     transaction                        175,816        81,920       257,736
   Time                                 224,675        58,858       283,533
                                        -------        ------       -------
     Total deposits                     513,029       170,424       683,453

Other borrowed funds                          0         2,650         2,650
Interest payable and other               10,788         1,220        12,008
liabilities
Convertible debentures                        0         2,503         2,503
                                       --------       -------       -------

  Total liabilities                     523,817       176,797       700,614
                                        -------       -------       -------

Preferred stock                               0             0             0
Common stock                             29,347        12,339        41,686
Retained earnings                        21,111         3,296        24,407
Net unrealized gain (loss)                1,028         (189)           839
                                         ------       -------       -------

  Total shareholders' equity             51,486        15,446        66,932
                                         ------        ------        ------

  Total liabilities and
shareholders' equity                   $575,303      $192,243      $767,546
                                       ========      ========      ========

                                                   Pro Forma      Pro Forma
                                     Historical    Equivalent      Combined
Shares outstanding(2)                     4,089         1,008         5,097

                         Unaudited Pro Forma Combined Statements of Income
                          (Dollars in thousands, except per share amounts)

                                   Nine Months Ended September 30, 1997               Year Ended December 31, 1996
                                   ------------------------------------               ----------------------------
                                  Historical      Historical   Pro Forma        Historical    Historical  Pro Forma
                                     SWB             CCBC       Combined           SWB        CCBC         Combined
Interest and fees on loans and
  leases                             $28,501         $8,181     $36,682         $30,506       $10,704      $41,210
Interest on federal funds sold         1,436             92       1,528             938           183        1,121
Interest on investment                 2,194          2,327       4,521           1,825         2,215        4,040
                                       -----          -----       -----           -----         -----        -----
securities
  Total interest income               32,131         10,600      42,731          33,269        13,102       46,371
                                      ------         ------      ------          ------        ------       ------

Interest on deposits                  12,277          4,218      16,495          11,735         4,957       16,692
Interest on other borrowed                 0            167         167               0           146          146
funds
Interest on convertible                   60            173         233             764           308        1,072
debentures
Other interest expense                   133             25         158             (4)            54           50
                                      ------          -----      ------          ------         -----      -------
  Total interest expense              12,470          4,583      17,053          12,495         5,465       17,960
                                      ------          -----      ------          ------         -----       ------

Net interest income                   19,661          6,017      25,678          20,774         7,637       28,411

Provision for possible loan
and   lease losses                     1,940            244       2,184           1,010           411        1,421
                                       -----            ---       -----           -----           ---        -----
Net interest income after
  provision for possible loan
and   lease losses                    17,721          5,773      23,494          19,764         7,226       26,990

Service charges on deposit             1,703            663       2,366           1,722           843        2,565
accts.
Other operating income                 7,402            761       8,163           5,616         1,189        6,805
                                       -----          -----      ------           -----         -----        -----
  Total noninterest income             9,105          1,424      10,529           7,338         2,032        9,370
                                       -----          -----      ------           -----         -----        -----

Salaries and employee benefits        10,077          2,528      12,605          12,086         3,342       15,428
Occupancy and equipment
  expense                              3,085          1,093       4,178           3,486         1,366        4,852
Other operating expense                4,977          1,593       6,570           6,125         2,073        8,198
                                       -----          -----       -----           -----         -----        -----
  Total noninterest expense           18,139          5,214      23,353          21,697         6,781       28,478
                                      ------          -----      ------          ------         -----       ------

Income before provision for
  income taxes                         8,687          1,983      10,670           5,405         2,477        7,882
Provision for income taxes             3,348            729       4,077           2,077           918        2,995
                                       -----          -----      ------           -----         -----      -------

Net income                            $5,339         $1,254      $6,593          $3,328        $1,559       $4,887
                                      ======         ======      ======          ======        ======       ======

                                                  Pro Forma      Pro Forma                    Pro Forma   Pro Forma
                                   Historical     Equivalent     Combined       Historical    Equivalent  Combined
Net income per share, primary          $1.47          $1.22       $1.42           $1.13         $1.66        $1.26
Weighted average common
  shares outstanding, primary          3,630          1,027       4,657           2,942           939        3,881

Net income per share, fully            $1.34          $1.09       $1.29           $0.96         $1.43        $0.98
diluted
Weighted average common shares
  outstanding, fully diluted           4,005          1,242       5,247           3,934         1,217        5,151

                                   Unaudited Pro Forma Combined Statements of Income
                                   (Dollars in thousands, except per share amounts)

                                           Year Ended December 31, 1995               Year Ended December 31, 1994
                                  Historical     Historical     Pro Forma       Historical     Historical  Pro Forma
                                     SWB            CCBC        Combined             SWB         CCBC      Combined
Interest and fees on loans and
  leases                             $23,582        $10,370     $33,952         $17,386        $9,500      $26,886
Interest on federal funds sold           594            116         710             478            54          532
Interest on investment                 1,655          1,824       3,479           1,793         1,399        3,192
                                       -----          -----       -----           -----         -----        -----
securities
  Total interest income               25,831         12,310      38,141          19,657        10,953       30,610
                                      ------         ------      ------          ------        ------       ------
Interest on deposits                   7,633          5,063      12,696           4,770         3,711        8,481
Interest on other borrowed                 0              0           0               0             0            0
funds
Interest on convertible                  850            346       1,196             783           328        1,111
debentures
Other interest expense                     8             72          80              44            57          101
                                      ------        -------     -------         -------       -------      -------
  Total interest expense               8,491          5,481      13,972           5,597         4,096        9,693
                                       -----          -----      ------           -----         -----        -----
Net interest income                   17,340          6,829      24,169          14,060         6,857       20,917

Provision for possible loan
and   lease losses                     1,270            324       1,594             885           256        1,141
                                       -----            ---       -----             ---           ---        -----
Net interest income after
  provision for possible loan
and   lease losses                    16,070          6,505      22,575          13,175         6,601       19,776

Service charges on deposit             1,755            819       2,574           1,517           793        2,310
accts.
Other operating income                  6,214         1,359       7,573           7,660           869        8,529
                                        -----         -----       -----           -----           ---        -----
  Total noninterest income              7,969         2,178      10,147           9,177         1,662       10,839
                                        -----         -----      ------           -----         -----       ------

Salaries and employee benefits        10,627          3,137      13,764          10,081         3,148       13,229
Occupancy and equipment
  expense                              3,401          1,374       4,775           2,960         1,333        4,293
Other operating expense                6,916          2,119       9,035           4,445         1,997        6,442
                                       -----          -----       -----           -----         -----        -----
  Total noninterest expense           20,944          6,630      27,574          17,486         6,478       23,964
                                      ------          -----      ------          ------         -----       ------

Income before provision for
  income taxes                         3,095          2,053       5,148           4,866         1,785        6,651
Provision for income taxes             1,179            648       1,827           1,863           564        2,427
                                     -------         ------     -------          ------        ------       ------

Net income                            $1,916         $1,405      $3,321          $3,003        $1,221       $4,224
                                      ======         ======      ======          ======        ======       ======

                                                 Pro Forma    Pro Forma                       Pro Forma     Pro Forma
                                   Historical   Equivalent     Combined         Historical    Equivalent    Combined
Net income per share, primary          $0.69          $1.53       $0.89           $1.07         $1.35        $1.14
Weighted average common
  shares outstanding, primary          2,812            920       3,732           2,812           904        3,716

Net income per share, fully            $0.63          $1.33       $0.69           $0.91         $1.18        $0.89
diluted
Weighted average common shares
  outstanding, fully diluted           3,871          1,210       5,081           3,786         1,195        4,981

             Notes to Unaudited Pro Forma Combined Financial Statements

(1) The pro forma combined per share data for net income has been calculated using pro forma combined average shares outstanding. SWB and CCBC pro forma combined average shares outstanding have been calculated using the number of SWB average shares outstanding during the periods presented, after giving effect to the five percent stock dividend of August 1997, increased by the anticipated number of shares of SWB Common Stock to be issued to CCBC shareholders using an Exchange Ratio of .9198, assuming a Market Value of $32.75, per share of SWB Common Stock, for each of the average shares of CCBC Common Stock outstanding during each of the periods presented as if these shares were outstanding during each of the periods presented. Such pro forma per share data assumes no dissenting SWB shareholders and no exercise of outstanding CCBC or SWB stock options or other similar rights or conversion of CCBC, Convertible Debentures. The Exchange Ratio is subject to potential adjustments in certain circumstances as provided in the Agreement.

        See "Proposal One: The Merger--Purchase Price and Potential Adjustments." See also "Unaudited Pro Forma Combined Financial Statements."

(2) The equivalent pro forma CCBC, per share information has been calculated by multiplying historical CCBC share data by an Exchange Ratio of .9198, assuming a Market Value of $32.75 for SWB common stock. There can be no assurance that the Market Value will not be higher or lower than $32.75.

(3) The pro forma equivalent for CCBC is based on an Exchange Ratio of .9198, which assumes a Market Value of a share of SWB common stock of $32.75 (which corresponds to the closing price per share of $32.75 for SWB common stock on December 12, 1997), for each of the average shares of CCBC common stock outstanding during the nine-month period ended September 30, 1997. There can be no assurance that the Market Value will not be higher or lower than $32.75.

(4) Certain merger-related expenses have been recorded prior to September 30, 1997. Merger-related expenses to be incurred by SWB and CCBC subsequent to September 30, 1997 are currently estimated to be $2.3 million after-tax based on information available as of the date of this Joint Proxy Statement/Prospectus. These expenses, relating to separation and benefit costs, professional and investment banking fees, and other non-recurring Merger-related expenses, will be charged against income of the combined company upon consummation of the Merger or the period in which such costs are incurred. Accordingly, the effect of these costs has not been reflected in the unaudited pro forma combined consolidated financial information. The amount of Merger-related costs disclosed in these unaudited pro forma combined financial statements may change as additional information becomes available.

                            INFORMATION ABOUT SWB

General

                  SWB was incorporated under the name Sierra Tahoe Bancorp under the laws of the State of California on December 5, 1985, as a bank holding company. Pursuant to a plan of reorganization, SWB acquired 100% of the outstanding shares of common stock of Sierra Bank, then named Truckee River Bank in a one-for-one exchange of its stock for the stock of Sierra Bank on July 31, 1986. The activities of SWB are subject to the supervision of the FRB. SWB may engage, directly or through subsidiary corporations, in those activities closely related to banking which are specifically permitted under the BHC Act. SWB's principal executive office is located at 10181 Truckee-Tahoe Airport Road, Truckee, California 96161 and its telephone number is (530) 582-3000.

                 Sierra Bank was incorporated under the laws of the State of California as Truckee River Bank on March 19, 1980, and, with the approval of the Commissioner, opened for business on January 20, 1981. Truckee River Bank commenced operations in Truckee, California, a small tourist-based town located in the County of Nevada and situated in the High Sierra about 12 miles north of Lake Tahoe. Truckee River Bank changed its name to SierraWest Bank in early 1996. Sierra Bank currently maintains twelve branch offices in the following communities: Truckee (two branches), South Lake Tahoe, Tahoe City, Kings Beach, Grass Valley (two branches), Auburn and Sacramento (two branches), California, and (following the merger in October of 1996 of SierraWest Bank and SierraWest Bank, Nevada, then a wholly-owned Nevada bank subsidiary of SWB) in Reno and Carson City, Nevada. In addition, Sierra Bank maintains ten lending offices, primarily for its SBA lending activities, in the following communities: Truckee, San Francisco, Sacramento, Fresno and Chico, California; Reno and Las Vegas, Nevada; Portland, Oregon; Denver, Colorado; and Chattanooga, Tennessee. Sierra Bank's deposits are insured by the FDIC up to applicable limits.

                 In June 1997, SWB acquired Mercantile Bank, a state-chartered commercial bank with its principal office formerly in Sacramento, California, through a merger of Mercantile Bank with and into Sierra Bank. On the acquisition date, Mercantile Bank had assets of $42.8 million, deposits of $37.7 million and shareholders' equity of $4.9 million. The consideration for the acquisition was a combination of cash and shares of SWB common stock with an aggregate value of approximately $6.7 million. The merger was accounted for by the purchase method of accounting.

Beneficial Ownership of Stock

                  The following table shows the number and percentage of shares beneficially owned as of November 30, 1997 by SWB's Directors and named executive officers and each person known by SWB to beneficially own more than 5% of the Common Stock.

                                                                                                      Total
                                Shares Owned with   Shares Owned                                      Beneficial
                                Sole Voting and     with Shared        Shares                         Ownership as a
                                Investment Power    Voting and         Acquirable      Total          Percent of
Name and Address of                                 Investment Power   within 60       Beneficial     Shares
Beneficial Owner(1)                                                    days(2)         Ownership      Outstanding
------------------------------- ------------------- ------------------ --------------- -------------- ----------------
Directors and Named Executive
Officers
David W. Clark                          1,030             15,818              6,872       23,720             *
William T. Fike (3)                     5,232             15,348             83,436      104,016            2.5%
Ralph J. Coppola                        4,516              1,205              2,267        7,988             *
Jerrold T. Henley                                         49,825              9,143       58,968            1.4
John J. Johnson                         1,278              2,265              2,160        5,703             *
Ronald A. Johnson                       2,927                                 1,453        4,380             *
A. Morgan Jones                         1,727                650              9,111       11,488             *
Jack V. Leonesio                       14,890                                 3,913       18,803             *
William W. McClintock                   8,374                105              9,111       17,590             *
Richard Gaston                            116              3,600              2,112        5,828             *
Thomas M. Watson                        6,360              1,742             10,063       18,166             *
David C. Broadley (3)                  20,866             14,586              1,657       37,109             *
Patrick S. Day                          1,575                                 3,780        5,355             *
Total for Directors and
Executive Officers (numbering
13)                                    68,891             90,558            145,078      304,527            7.3%

Principal Shareholders
Investors of America, L.P.            297,045                                            297,045            7.3%
39 Glen Eagles Drive
St. Louis, MO 63124
------------------
* less than one percent

(1) The address for all Directors and Named Executive Officers is c/o SierraWest
    Bancorp,   P.O.  Box  61000,  10181  Truckee-Tahoe  Airport  Road,  Truckee,
    California 96160.

(2) Includes shares that can be purchased through SWB's stock option plan. For non-employee directors, includes 448 shares earned under the Directors Deferred Compensation and Stock Award Plan for all but Mr. Clark (465 shares), Mr. Henley (480 shares), Mr. Watson (1,400 shares) and Mr. Coppola (1,343 shares).

(3) Messrs. Fike and Broadley have voting authority for 14,586 shares of unallocated SWB common stock held by the SWB ESOP Plan.

                        INFORMATION ABOUT CCBC

General

                  CCBC is a corporation organized under the laws of the State of Delaware. CP Bank was organized as a California state banking corporation in May 1983, and commenced operations in November 1983. In 1995, the CP Bank's Board of Directors and shareholders approved a bank holding company formation and corporate reorganization by which the bank would become a wholly-owned subsidiary of CCBC. The reorganization was consummated on February 29, 1996.

                  CCBC's primary activity is serving as the holding company for CP Bank. CP Bank is a California banking corporation incorporated in California. It is licensed by the DFI as a commercial bank. Its headquarters is in Vacaville, California. CP Bank engages in the general commercial banking business, in Solano and Contra Costa counties in the State of California. In addition to its head banking offices located at 141 Parker Street, Vacaville, California, CP Bank has six full service branch offices in Vacaville, Fairfield, Benicia, Vallejo (2), and Concord, California. The Concord branch was acquired from Tracy Federal Bank in October 1996. CP Bank also has an express branch for deposit services in Fairfield. At September 30, CCBC had consolidated assets of approximately $192 million, consolidated deposits of approximately $170 million and consolidated shareholders' equity of approximately $15.4 million. CCBC's principal executive office is located at 555 Mason Street, Suite 280, Vacaville, California 95688 and its telephone number is (707) 448-1200.

                  CCBC and CP Bank are subject to extensive federal and state governmental supervision, regulation and control. CP Bank's deposits are insured by the FDIC up to applicable limits. From time to time, CCBC is involved in litigation as an incident to its business. In the opinion of management, no pending or threatened litigation is likely to have a material adverse effect on CCBC's financial condition or results of operations.

Beneficial Ownership of Stock

                  The following table shows the number and percentage of shares beneficially owned as of November 30, 1997 by CCBC's Directors and named executive officers and each person known by CCBC to beneficially own more than 5% of the outstanding CCBC Shares.

Name and Address of Beneficial
Owner(1)                                     Beneficial Ownership(2)        Percent of Class(2)
---------------------------------------    -----------------------------    --------------------------

Ronald A. Alfstad                                    26,137 (3)                        2.4%
Dorce L. Daniel                                      18,522 (4)                        1.7
William J. Hennig                                    33,600 (5)                        3.0
Bernard E. Moore                                      9,050 (6)                        0.8
Melvin M. Norman                                     31,586 (7)                        2.9
Andrew S. Popovich                                   11,478 (8)                        1.0
Stephen R. Schwimer                                  37,261 (9)                        3.4
Donald E. Sheahan                                    31,120 (10)                       2.8
Dr. Gary E. Stein                                    21,432 (11)                       2.1
Walter O. Sunderman                                  40,073 (12)                       3.6
John C. Usnick                                       28,230 (13)                       2.6
All directors and officers as a group               288,489 (14)(15)                  26.2%
(11 in number)
------------------------

(1) The address for all persons is c/o California Community Bancshares Corporation, 555 Mason Street, Suite 280, Vacaville, California 95688-4612.

(2) Includes shares beneficially owned, directly and indirectly, together with associates. Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted.

(3) Includes options to acquire 11,601 shares which are exercisable within 60 days of the CCBC Record Date. Also, includes 2,077 held in an individual retirement account. Also includes conversion rights, pursuant to CCBC Debentures, to acquire 2,353 shares.

(4) Includes options to acquire 8,465 shares which are exercisable currently or within 60 days of the CCBC Record Date.

(5) Includes options to acquire 8,465 shares which are exercisable currently or within 60 days of the CCBC Record Date. Also includes 25,135 shares held by the Bill and Joan Hennig Family Trust, of which Mr. Hennig and his wife, Joan, are trustees.

(6) Includes options to acquire 1,675 shares which are exercisable currently or within 60 days of the CCBC Record Date.

(7) Includes options to acquire 8,465 shares which are exercisable currently or within 60 days of the CCBC Record Date. Also includes 23,121 shares held by Melvin M. Norman Construction, Inc. Profit Sharing Plan, over which Mr. Norman has sole voting and investment power.

(8) Includes options to acquire 1,126 which are exercisable currently or within 60 days of the CCBC Record Date. Also, includes 1,930 shares held by Mr. Popovich as custodian for his daughter, Sara Kate; and 958 shares held by Mr. Popovich as custodian for his daughter, Amy Beth. Also, includes 2,028 shares held in an individual retirement account and 150 held in an individual retirement account for his wife. Also includes conversion rights, pursuant to CCBC Debentures, to acquire 549 shares.

(9) Includes options to acquire 2,049 shares which are exercisable currently or within 60 days of the CCBC Record Date.

(10) Includes options to acquire 5,537 shares which are execericable currently or within 60 days of the CCBC Record Date. Includes 20,438 shares held by the Donald and Patricia Sheahan Family Trust, of which Mr. Sheahan and his wife, Patricia, are trustees. Also, includes 5,145 shares held in an individual retirement account.

(11) Includes options to acquire 8,465 shares which are exercisable currently or within 60 days of the CCBC Record Date. Also includes 2,049 shares owned by Dr. Stein's wife, Dr. Jana Boyce-Stein, as to which shares Dr. Stein disclaims beneficial ownership. Also, includes 2,061 held in an individual retirement account.

(12) Includes options to acquire 18,541 shares which are exercisable currently or within 60 days of the CCBC Record Date. Also, includes 2,016 shares held in an individual retirement account for Mr. Sunderman and includes 880 shares held in an individual retirement account for his wife Mary I. Sunderman. Also, includes 261 shares held by Mr. Sunderman as custodian for his son, Paul David.

(13) Includes options to acquire 8,465 shares which are exercisable currently or within 60 days of the CCBC Record Date. Includes 1,398 shares held by Mr. Usnick as custodian for his daughter, Adrian; and 2,172 shares held by Mr. Usnick as custodian for his daughter, Alexis. Also, includes 355 shares held in an individual retirement account.

(14) Includes options with respect to 31,268 shares held by Mr. Sunderman and the executive officers of CCBC as a group and options with respect to 64,792 shares held by nonemployee directors subject to options exercisable within 60 days which are deemed outstanding, and these options have been added to the shares which are outstanding for the purpose of determining the percent of the class held by the group.

(15) Includes conversion rights, pursuant to CCBC Debentures, to acquire 2,902 shares as a group.

                     SELECTED STATISTICAL INFORMATION-SWB

                  The following tables that are referenced or presented contain certain statistical information concerning the business of SWB. This information should be read in conjunction with SWB's Financial Statements and the Notes for the nine months ended September 30, 1997. SWB has not engaged in any foreign activities.
Statistical information below is generally based on average daily amounts.

                  Average Balance Sheet and Analysis of Net Interest Income. The following table presents the average balances of assets and liabilities and average rates earned and paid for the nine-month periods ended September 30, 1997 and 1996. The Average Balance Sheet and Analysis of Net Interest Income for each of the three years in the period ended December 31, 1996 appear on page 14 of the SWB 10-K.

                                                              Nine Months Ended                  Nine Months Ended
                                                             September 30, 1997                 September 30, 1996
                                                             ------------------                 ------------------
                                                                   Average    Interest                Average       Interest
                                                        Average    Interest    Income/     Average    Interest      Income/
                                                        Balance     Rate       Expense     Balance      Rate        Expense
                                                                           (Dollars in thousands)
Assets
Interest-earning assets
Loans (1)                                               $364,223     10.46%     $28,501    $272,826     10.77%      $22,001
Investment securities                                     45,896      5.95%       2,042      27,269      5.58%        1,139
Mutual funds                                               2,944      2.45%          54       1,342      7.08%           71
Federal funds sold                                        36,050      5.33%       1,436      16,917      5.15%          652
Other deposits                                             2,333      5.61%          98       2,210      4.84%           80
                                                         -------                 ------     -------                  ------
Total interest-earning assets:                           451,446      9.52%      32,131     320,564      9.98%       23,943
                                                         -------      -----      ------     -------    -------       ------
Allowance for loan losses                                (5,410)                            (4,466)

Noninterest-earning assets
Cash and due from banks                                   27,248                             19,333
Bank premises and equipment, net                          12,113                             10,912
Servicing assets and I/0 strips on sold loans             17,038                             15,073
Interest receivable and other assets                       5,923                              5,196
                                                       ---------                           --------
Total assets                                            $508,358                           $366,612
                                                        ========                           ========

Liabilities & Shareholders' Equity
Interest-bearing liabilities
Transaction accounts                                    $140,253      2.91%     $ 3,049    $ 99,025      2.49%       $1,848
Savings accounts                                          13,209      2.07%         205      13,685      2.08%          213
Certificates of deposit                                  208,635      5.78%       9,023     148,263      5.68%        6,302
Convertible debentures                                     3,405      2.36%          60       9,473      8.35%          592
Other liabilities                                            272     65.41%         133         279   (20.13)%         (42)
                                                       ---------                  -----    --------                   -----
Total interest-bearing liabilities                       365,774      4.56%      12,470     270,725      4.40%        8,913
                                                         -------                 ------     -------                   -----

Noninterest-bearing liabilities
Transaction accounts                                      91,362                             60,375
Other liabilities                                          8,146                              4,349
                                                        --------                           --------
  Total liabilities                                      465,282                            335,449
                                                         -------                            -------

Shareholders' equity
  Common stock                                            19,185                             11,253
  Retained earnings                                       23,298                             20,069
  Unrealized gain (loss)                                     593                              (159)
                                                         -------                           --------
  Total shareholders' equity                              43,076                             31,163
                                                        --------                           --------
  Total liabilities and shareholders' equity            $508,358                           $366,612
                                                        ========                           ========
Net interest income                                                             $19,661                             $15,030
                                                                                =======                             =======
Interest income as a percentage of interest-earning                   9.52%                              9.98%
                                                                      -----                              -----
assets
Interest expense as a percentage of                                   3.69%                              3.72%
                                                                      -----                              -----
interest-earning assets
Net interest margin(2)                                                5.82%                              6.30%
                                                                      =====                              =====

(1) Includes nonaccrual loans with an average balance of $5.4 million at September 30, 1997.
(2) Net interest margin is computed by dividing net interest income by total average interest-earning assets.

                  Net Interest Income Changes Due to Volume and Rate. The following table sets forth, for the periods indicated, a summary of the changes in average asset and liability balances and interest earned and interest paid resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The change in interest due to both rate and volume has been allocated to change in rate. Nonaccruing loans are included in the table for computational purposes, but the nonaccrued interest thereon is excluded. Changes in net interest income due to volume and rate for 1996 compared to 1995 and 1995 compared to 1994 appear on page 36 the SWB 10-K


                         Nine Months Ended September 30,
                                  1997 vs. 1996
                               Increase (Decrease)
                                                 Due to       Due to     Total
                                                 Volume       Rate       Change
Interest income:                                   (Dollars in thousands)
Loans                                             $7,358      $(858)     $6,500
Mutual funds                                          85       (102)        (17)
Taxable investment securities                        640        121         761
Nontaxable investment securities                     132         10         142
Federal funds sold                                   737         47         784
Other deposits                                         4         14          18
                                                   -----       ----      ------
  Total interest-earning assets:                   8,956       (768)      8,188
                                                   -----       -----      -----

Interest expense:
Savings accounts                                     (7)         (1)         (8)
Transaction accounts                                 768        433       1,201
Time deposits                                      2,562        159       2,721
                                                   -----      -----       -----
  Total deposits                                   3,323        591       3,914
Other borrowings                                       1        174         175
Convertible debentures                              (380)      (152)       (532)
                                                    -----      -----      -----
   Total interest-bearing liabilities              2,944        613       3,557
                                                  ------      -----       -----

Net increase (decrease)                           $6,012    $(1,381)     $4,631
                                                  ======    ========     ======

                  Interest Rate Sensitivity. The following table sets forth the distribution of repricing opportunities of SWB's interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (i.e., interest-rate sensitive assets less interest-rate sensitive liabilities), the cumulative interest rate sensitivity gap and the cumulative gap as a percentage of total interest-earnings assets as of September 30, 1997. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected my many factors, including the behavior of customers in response to changes in interest rates. This table should therefore be used only as a guide as to the possible effect changes in interest rates might have on the net margins of SWB.

                                                                                 September 30, 1997
                                                                               By Repricing Interval
                                                                                              After 1
                                                                                  After 3     year,
                                                                       Within     months,     within
                                                                       three      within      five        After five
                                                       Immediately     months     one year    years         years     Total
Assets                                                                        (Dollars in thousands)
Federal funds sold                                           $35,600   $     0     $      0   $     0          $ 0     $35,600
Mutual funds                                                   2,793         0            0         0            0       2,793
Taxable investment securities                                      0     3,197        8,598    34,933        2,569      49,297
Nontaxable investment securities                                   0         0          150       195        7,672       8,017
Loans                                                        179,218   124,095       19,993    57,370       28,056     408,732
                                                             -------   -------       ------    ------       ------     -------
  Total interest-earning assets                              217,611   127,292       28,741    92,498       38,297     504,439
                                                             -------   -------       ------    ------       ------     -------

Liabilities and shareholders' equity
Savings deposits(1)                                          175,816         0            0         0            0     175,816
Time deposits                                                    116    96,440      110,897    16,886          336     224,675
Lease obligations                                                  0         2            7        63          227         299
                                                             -------   -------      -------   -------      -------     -------
  Total interest-bearing liabilities                         175,932    96,442      110,904    16,949          563     400,790
                                                             -------    ------      -------    ------      -------     -------

Net interest-earning assets (liabilities)                    $41,679   $30,850    $(82,163)   $75,549      $37,734    $103,649
                                                             =======   =======    =========   =======      =======    ========
Cumulative net interest-earning assets
(liabilities) ("Gap")                                        $41,679   $72,529     $(9,634)   $65,915     $103,649
                                                             =======   =======     ========   =======     ========
Cumulative Gap as a percentage of total
interest-earning  assets                                        8.3%     14.4%       (1.9)%     13.1%        20.5%
                                                                ====     =====       ======     =====        =====

(1) Savings deposits include interest-bearing transaction accounts.

(2) Includes loans that matured on or prior to September 30, 1997.

                  At September 30, 1997, SWB had $373.6 million in assets and $383.3 million in liabilities repricing within one year. This means that $9.7 million more in interest-rate sensitive liabilities than interest-rate sensitive assets will change to the current interest rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). Interest income is likely to be affected to a greater extent than interest expense for any changes in interest rates during the Immediately to one year periods. If rates were to fall during this period, interest income would decline by a greater amount than interest expense and net income would be reduced. Conversely, if rates were to rise, the reverse would apply. The repricing of interest-earning assets and interest bearing liabilities as of December 31, 1996 appears on page 17 of the SWB 10-K.

                  Investment Portfolio. Securities classified as available-for-sale are carried at their market value, and securities classified as held-to-maturity are carried at amortized cost. The following table sets forth the composition of the investment portfolio by major categories at September 30, 1997. A table setting forth the composition of the investment portfolio by major categories at December 31, 1996, 1995 and 1994 appears on page 15 of the SWB 10-K.

                                               Investment Portfolio
                                              (Dollars in thousands)

                                               September 30, 1997
                                                  Book     Market

U.S. Treasury securities                       $33,623    $33,624
Securities of U.S. government agencies           2,609      2,609
Securities of states and political               8,017      8,017
subdivisions
Other securities                                13,065     13,065
                                               -------    -------
  Total                                        $57,314    $57,315
                                               =======    =======


                  In addition, SWB invests in mutual funds whose assets are invested primarily in U.S. government securities. At September 30, 1997, mutual funds with an estimated market value of $2.8 million have been classified as available for sale. At this same date, SWB had recorded an unrealized loss on mutual funds, net of tax, of $19,000. The weighted average maturity of portfolio securities held by the mutual funds at September 30, 1997 was 6.2 years.

                  Scheduled maturities of securities (except for investments in mutual funds with a carrying value of $2,793,000) as of September 30, 1997 are shown below. Yields on nontaxable securities have not been calculated on a tax-equivalent basis. Schedule maturities of securities as of December 31, 1996 appear on page 15 of the SWB 10-K.

                        Maturity and Repricing Schedule and Weighted Average Yields of Securities
                                                 (Dollars in thousands)
                                                                At September 30, 1997
                                                     After one but         After five
                               Within one year     within five years     but within 10 years   After 10 years     Total
                               ---------------     -----------------     -------------------   --------------     -----
                               Amount      Yield    Amount      Yield   Amount      Yield     Amount    Yield     Amount
U.S. Treasury securities       $8,485      5.82%   $25,138      6.22%  $     0                $   0               $33,623
Securities of U.S.
  government agencies             250      5.41      2,359      6.56                                                2,609
Securities of states and
  political subdivisions          150      3.50        195      4.00       260     4.84%      7,412      5.28%      8,017
Other securities                  694      5.81                                                                       694
                               ------              ------               ------                ------              -------
  Total                        $9,579              $27,692              $  260                $7,412              $44,943
                               ======              =======              ======                ======              =======

                  In addition to the above, SWB had $12,371 thousand in mortgage-backed securities with a weighted average yield of 6.8%.

                  The Bank does not own securities of a single issuer (other than U.S. government agencies and corporations) whose aggregate book value is in excess of 10% of its total equity.

                  Loans Outstanding. Tables showing the composition of the loan portfolio at September 30, 1997 and December 31, 1996 appear in the SWB's Form 10-Q for the period ended September 30, 1997 (the "SWB September 10-Q") on page 13 and in the SWB 10-K on page 8, respectively.

                  The following table sets forth the distribution by maturity date of certain of SWB's loan categories (in thousands) as of September 30, 1997. In addition, the table shows the distribution between total loans with predetermined (fixed) interest rates and those with variable interest rates. A table showing loan maturities and sensitivity to changes in interest rates as of December 31, 1996 appears on page 13 of the SWB 10-K.

                  Loan Maturities and Sensitivity to Changes in Interest Rates
                                         (In thousands)
                                        At September 30, 1997
                                        Within 1      After 1 but
                                        year (1)      within 5 years    After 5 years    Total
                                        --------      --------------    -------------    -----
 Commercial, except SBA                  $2,587        $26,641          $  1,556         $ 80,784
 SBA                                      9,371         17,935           120,880          148,186
 Real estate-construction                45,413          3,973             9,938           59,324

 Distribution between fixed and floating interest rate:

  Loans with variable interest rates    107,517         64,248           152,565          324,330

   Loans with fixed interest rates       22,267         34,078            28,057           84,402

(1) Demand loans and overdrafts are shown as "Within 1 year."


                  Nonperforming Assets. A table summarizing SWB's nonaccrucal, past due and restructured assets as of September 30, 1997 and 1996 is included on page 13 of the SWB September 10-Q and as of the five most recently reported fiscal years on page 10 of the SWB Form 10-K.

                  Reconciliation of Allowance For Possible Credit Losses. An analysis of SWB's allowance for possible loan losses and provisions for loan losses as of September 30, 1997 appears on page 14 of the SWB September 10-Q. An analysis of the allowance for possible loan losses and provisions for loan losses as of SWB's five most recently reported fiscal years is included on page 11 of the SWB Form 10-K.

                  Allocation of the Allowance for Loan Losses. A table summarizing the breakdown of the allocation of the allowance for loan losses at September 30, 1997 and at the end of SWB's five most recently reported fiscal years appear on page 15 of the SWB September 10-Q and on page 12 of the SWB Form 10-KSB, respectively.

                  Deposits. A table setting forth the average balance and average rate paid for the major categories of deposits for the nine months ended September 30, 1997 and the year ended December 31, 1996 appears on page 77 of this Joint Proxy Statement/Prospectus and page 14 of the SWB Form 10-K, respectively.

Maturities of Time Certificates of Deposits of $100,000 or More. Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 1997 are set forth on page 17 of the SWB 10-K. Maturities of time certificates of deposit of $100,000 or more outstanding at September 30, 1997 are summarized as follows:

                                            September 30, 1997
Remaining Maturity:                            (In thousands)
Three months or less                             $51,492
Over three through six months                     23,486
Over six through twelve months                    28,774
Over twelve months                                 8,206
                                                --------
         Total                                  $111,959
                                                ========

                  Return on Average Equity and Assets. SWB's return on average assets, return on average equity, dividend payout ratio and average equity to average assets are included under the heading "SELECTED FINANCIAL INFORMATION" in this Joint Proxy Statement/Prospectus

                  Short Term Borrowings. SWB had no short term borrowings at September 30, 1997.

                  Selected Quarterly Financial Information. Information concerning SWB's selected quarterly results of operations for the past two complete years appears on page 31 of the SWB 10-K and, for the first three quarters of 1997, in the following table.

                                First         Second        Third
1997                            Quarter      Quarter      Quarter
Interest income                  $9,692      $10,564      $11,876
Interest expense                  3,767        4,069        4,634
Provision for loan losses           450          950          540
Net interest income               5,925        6,495        7,242
Noninterest income                1,880        4,644        2,581
Noninterest expense               5,475        6,622        6,042
Provision for income taxes          713         1390         1245
Net income                       $1,167       $2,177       $1,996
                                 ======       ======       ======
Net income per share
--Primary                       $  0.36       $  0.56      $  0.47
--Fully diluted                 $  0.31       $  0.51      $  0.47

                     SELECTED STATISTICAL INFORMATION-CCBC

                  The following tables that are presented or referenced contain certain statistical information concerning the business of CCBC. This information should be read in conjunction with CCBC's Financial Statements and the Notes for the nine months ended September 30, 1997. CCBC has not engaged in any foreign activities. Statistical information below is generally based on average daily amounts.

                  Average Balance Sheet and Analysis of Net Interest Income. The average balances of assets and liabilities and average rates earned and paid for the nine months ended September 30, 1997 and 1996 are set forth on page 16 of CCBC's Quarterly Report on Form 10-QSB for the period ended September 30, 1997 (the "CCBC September 10-QSB"). The Average Balance Sheet and Analysis of Net Interest Income for each of the three years ended December 31, 1996 appear on page 22 of the CCBC 10-KSB.

                  Net Interest Income Changes Due to Volume and Rate. A summary of the changes in average asset and liability balances and interest earned and interest paid resulting from changes in average asset and liability balances (volume) and changes in average interest rates for the for the nine months ended September 30, 1997 and 1996 is included on page 19 of the CCBC September 10-QSB and, for the years ended December 31, 1996 and 1995 on pages 23 and 24 of the CCBC 10-KSB.

                  Interest Rate Sensitivity. The interest rate gaps reported in the following table arise when assets are funded with liabilities having different repricing intervals. Since these gaps are actively managed and change daily as adjustments are made in interest rate views and market outlook, positions at the end of any period may not be reflective of CCBC's interest rate sensitivity in subsequent periods. Active management dictates that longer-term economic views are balanced against prospects for short-term interest rate changes in all repricing intervals. For purposes of the above analysis, repricing of fixed-rate instruments is based upon the contractual maturity of the applicable instruments. Actual payment patterns may differ from contractual payment patterns. The repricing of interest-earning assets and interest bearing liabilities as of December 31, 1996 appears on page 41 of the CCBC 10-KSB.

                                                                          September 30, 1997
                                                                        By Repricing Interval
                                                                            (In thousands)
                                                                                After 3       After 1      After five
                                                                   Within       months,        year,         years
                                                                three months   within one      within
                                                 Immediately                     year        five years                 Total
Assets
Federal funds sold                                  $     0       $     0      $      0      $     0       $     0    $     0
Investment securities                                     0        28,182         4,322       14,217         4,440     51,161
Loans                                                17,955        14,762        59,425       18,066        10,933    121,141
                                                     ------        ------        ------       ------        ------    -------
  Total interest-earning assets                      17,955        42,944        63,747       32.283        15,373    172,302
                                                     ------        ------        ------       ------        ------    -------
  Cumulative interest-earning assets                 17,955        60,899       124,646      156,929       172,302    172,302
                                                     ------        ------       -------      -------       -------    -------

Liabilities and Stockholders' Equity
Interest-bearing transaction accounts                23,268             0             0            0             0     23,268
Savings accounts                                     58,652             0             0            0             0     58,652
Time deposits                                             0        24,381        29,933        4,544             0     58,858
Federal funds purchased and security
  repurchase agreements                                   0           324             0            0             0        324
Subordinated debentures                                   0             0         2,503            0             0      2,503
                                                     ------        ------       -------      -------       -------      -----
Total interest-bearing liabilities                   81,920        24,705        32,436        4,544             0    143,605
                                                     ------        ------       -------      -------       -------    -------
Cumulative interest-earning liabilities              81,920       106,625       138,961      143,605       143,605    143,605
                                                     ------       -------       -------      -------       -------    -------
Cumulative net interest-earning
assets (liabilities) ("GAP")                      ($63,965)     ($45,526)      $(14,415)     $13,324        28,697    $28,697
                                                  =========     =========      ========      =======        ======    =======

Cumulative GAP as a percentage of total
interest-earning assets                             (37.1%)       (26.4%)         (8.4%)         7.7%        16.6%

                  Investment Portfolio. Securities classified as available-for-sale are carried at their market value, and securities classified as held-to-maturity are carried at amortized cost. The following table sets forth the composition of CCBC's investment portfolio by major categories at September 30, 1997. Certain information concerning CCBC's investment portfolio at December 31, 1996 is included in the CCBC 10-KSB on page 38.

                                           Investment Portfolio
                                          (Dollars in thousands)

                                               September 30, 1997
                                                  Book     Market
Available-for-Sale
U.S. Treasury securities                       $10,985    $11,002
Securities of U.S. government agencies          35,326     34,922
Securities of states and political               4,594      4,654
subdivisions
Other securities                                   583        583
                                               -------    -------
  Total available-for-sale                     $51,488    $51,161
                                               =======    =======


                  Scheduled maturities of securities as of September 30, 1997 are shown below. Yields on nontaxable securities have not been calculated on a tax-equivalent basis. Scheduled maturities of securities as of December 31, 1996 appear on page 38 of the CCBC 10-KSB

                           Maturity Schedule and Weighted Average Yields of Securities
                                             (Dollars in thousands)
                                              At September 30, 1997
                                                  After one but       After five
                              Within one year   within five years   but within 10 years      After 10 years   Total
                              ---------------   -----------------   -------------------     ---------------   -----
                               Amount    Yield   Amount     Yield    Amount     Yield      Amount     Yield   Amount
U.S. Treasury securities      $5,059     5.80%   $13,549    5.99%    $  594     6.86%      $26,722    5.86%   $45,924
and securities of
government agencies and
corporations
Securities of states and         261     5.92        951    4.08      3,015     4.97           427    5.55      4,654
  political subdivisions
Mortgage-backed securities       583     6.43          0                  0                      0                583
                               -----             -------             ------                  -----            -------
Other securities
  Total                       $5,903             $14,500             $3,609                $27,149            $51,161
                              ======             =======             ======                =======            =======

                  The Bank does not own securities of a single issuer (other than U.S. government agencies and corporations) whose aggregate book value is in excess of 10% of its total equity.

                  Loans Outstanding. The following table shows the composition of the loan portfolio at September 30, 1997. A table showing the composition of CCBC's loan portfolio at December 31, 1996 appears on page 29 of the CCBC 10-KSB.

                                                           September 30, 1997
                                                         (Dollars in thousands)
Commercial, financial and agricultural                           $10,830
Real estate, construction                                          5,396
Real estate, mortgage                                            102,207
Installment and other                                              2,708
                                                               ---------
Total loans                                                      121,141
Deferred loan fees                                                   511
Less:  Allowance for possible loan losses                          1,220
                                                               ---------
Total loans, net                                                $119,410
                                                                ========

                  At September 30, 1997, CCBC had $16.7 million in undisbursed loan commitments, of which $2.4 million related to real estate construction loans, compared with $14,370,000 at December 31, 1996, of which $1.7 million related to real estate construction loans.

                  The following table shows the maturity of commercial and real estate construction loans outstanding as of September 30, 1997. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates. Nonperforming loans are included in this table based on nominal maturities, even though CCBC may be unable to collect such loans or compel repricing of such loans at the maturity date. Included in the totals are unearned income on such loans, such as deferred loan fees. Loan maturities and sensitivity to changes in interest rates as of December 31, 1996 appear on page 43 of the CCBC 10-KSB.

             Loan Maturities and Sensitivity to Changes in Interest Rates
                                  (In thousands)
                              At September 30, 1997
                                                        After 1 but
                                       Within 1 year   within 5 years   After 5 years      Total
                                       -------------   --------------   -------------      -----
 Commercial                                 $1,093         $6,253         $3,484           $ 10,830
 Real estate-construction                    2,036          3,163            198              5,396
  Distribution between fixed
  and floating interest rate:
   Loans with fixed interest rates          $  828         $4,237         $  333            $ 5,397
   Loans with variable interest rates        2,301          5,180          3,349             10,829


                  Nonperforming Assets. A table summarizing CCBC's nonaccrucal, past due and restructured assets as of September 30, 1997 and 1996 is included on page 24 of the CCBC September 10-QSB and as of the five most recently reported fiscal years on page 32 of the CCBC 10-KSB.

                  Reconciliation of Allowance For Possible Credit Losses. The following table sets forth an analysis of CCBC's allowance for possible loan losses and provisions for loan losses as of September 30, 1997. An analysis of the allowance for possible loan losses and provisions for loan losses as of CCBC's five most recently reported fiscal years is included on page 35 of the CCBC 10-KSB.


                                                              Sept. 30, 1997
                                                                (Dollars in
                                                                thousands)
Balance at beginning of period                                      $1,101
Provision for possible loan losses                                     244
  Subtotal                                                           1,345
----------
Charge-Offs:
-----------
Commercial, financial and agricultural                                  49
Real estate construction                                                 5
Real estate mortgage                                                    19
Installment and other                                                   89
                                                                     -----
    Total loans charged off                                            162
Recoveries:
----------
Commercial, financial and agricultural                                  20
Real estate construction                                                 0
Real estate mortgage                                                    12
Installment and other                                                    5
                                                                    ------
    Total recoveries                                                    37

Net loans charged off                                                  125
Balance at end of period                                            $1,220
Loans:
  Average loans outstanding during period, gross                  $117,497
  Total loans at end of period, gross                              121,141

Net charge-offs/average loans outstanding                             .11%

                  The provision for possible loan losses represents management's determination of the amount necessary to be added to the allowance for loan losses to bring it to a level which is considered adequate in relation to the risk of foreseeable losses inherent in the loan portfolio. Upon determination of a specific loss in the portfolio, an adjustment to the loan loss reserve is made.

                  In making this determination, management takes into consideration the overall growth trend in the loan portfolio, examinations of supervisory authorities, internal and external credit reviews, prior loan loss experience for CCBC, concentrations of credit risk, delinquency trends, general and local economic conditions and the interest rate environment.

                  The allowance for loan losses does not represent a specific judgment that loan charge-offs of that magnitude will necessarily occur. It is always possible that future economic or other factors may adversely affect CCBC's borrowers, and thereby cause loan losses to exceed the current allowance.

                  Allocation of the Allowance for Loan Losses. The following table summarizes a breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans at September 30, 1997. A table summarizing the breakdown of the allocation of the allowance for loan losses at the end of CCBC's five most recently reported fiscal years appears on page 36 of the CCBC 10-KSB.

                               September 30, 1997
                                                      Amount      % of Loans
                                                                   to Total
                             (Dollars in thousands)
Commercial, financial and agricultural                   $  204         9%
Real estate, construction                                   135         5
Real estate, mortgage                                       666        84
Installment and other                                       210         2
Unallocated                                                   5         0
                                                           ----      ----
   Total                                                 $1,220       100%
                                                         ======       ====

                  Deposits. The following table sets forth the average balance and the average rate paid for the major categories of interest-bearing deposits for the nine months ended September 30, 1997 and the year ended December 31, 1996. A table showing the average balance and average rate paid for the major categories of interest-bearing deposits for the three years in the period ended December 31, 1996 appears on page 22 of the CCBC 10-KSB.

                                Nine Months Ended
(Dollars in thousands)                                 September 30, 1997
                                                      Amount         Yield
NOW accounts                                            $23,214       1.24%
Savings deposits                                         59,073       3.76
Time deposits under $100,000                             38,560       5.15
Time deposits $100,00 and more                           21,590       5.31
                                                         ------       ----
         Total interest-bearing deposits               $142,437       3.96%
                                                       ========       =====

                  Maturities of Time Certificates of Deposits of $100,000 or More. Maturities of time certificates of deposit of $100,000 or more outstanding at September 30, 1997 aare summarized in the following table. Maturities of time certificates of deposit of $100,000 or more outstanding as of December 31, 1996 appear on page 39 of the CCBC 10-KSB.

(Dollars in thousands)                      September 30, 1997
                                            ------------------
Remaining Maturity:
Three months or less                             $ 9,697
Over three through six months                      5,473
Over six through twelve months                     5,229
Over twelve months                                 1,137
                                                 -------
         Total                                   $21,536


                  Return on Average Equity and Assets. CCBC's return on average assets, return on average equity, dividend payout ratio and average equity to average assets are included under the heading "SELECTED FINANCIAL INFORMATION" in this Joint Proxy Statement/Prospectus

                  Short Term Borrowings. CCBC had no short term borrowings at September 30, 1997.

                  Selected Quarterly Financial Information. The following tables set forth selected operating results for the last two full years and the first three quarters of 1997 (In thousands except per share data).

                                 First        Second        Third        Fourth
1995                            Quarter       Quarter      Quarter      Quarter
Interest income                   $2,962       $3,079       $3,155       $3,114
Interest expense                   1,283        1,409        1,430        1,359
Provision for loan losses             69           61           91          103
                                  ------       ------       ------       ------
Net interest income                1,610        1,609        1,634        1,652
Noninterest income                   399          399          494          871
Noninterest expense                1,580        1,558        1,593        1,884
Provision for income taxes           100          141          178          229
                                  ------       ------       ------       ------
Net income                        $  329       $  309       $  357       $  410
                                  ======       ======       ======       ======
Net income per share                $.29         $.27         $.31         $.35
                                    ====         ====         ====         ====

                                 First        Second        Third        Fourth
1996                            Quarter       Quarter      Quarter      Quarter
Interest income                   $3,083       $3,242       $3,270       $3,507
Interest expense                   1,255        1,297        1,357        1,556
Provision for loan losses            114           93           69          135
                                  ------       ------       ------       ------
Net interest income                1,714        1,852        1,844        1,816
Noninterest income                   513          467          447          605
Noninterest expense                1,650        1,692        1,648        1,791
Provision for income taxes           215          242          254          207
                                  ------       ------       ------       ------
Net income                        $  362       $  385       $  389       $  423
                                  ======       ======       ======       ======
Net income per share                $.31         $.32         $.33         $.35
                                    ====         ====         ====         ====

                                 First        Second        Third
1997                            Quarter       Quarter      Quarter
Interest income                   $3,447       $3,521       $3,632
Interest expense                   1,538        1,519        1,526
Provision for loan losses             89           80           75
Net interest income                1,820        1,922        2,031
Noninterest income                   476          457          492
Noninterest expense                1,728        1,677        1,810
Provision for income taxes           204           261          264
                                   -----         -----        -----
Net income                        $  364        $  441       $  449
                                  ======        ======       ======
Net income per share                $.30          $.35         $.35
                                    ====          ====         ====

DESCRIPTION OF SWB CAPITAL STOCK

                  The authorized capital stock of SWB consists of 10,000,000 shares of common stock, no par value, and 10,000,000 shares of preferred stock, including 200,000 designated as Series A preferred stock. As of November 30, 1997, there were 4,088,659 shares of SWB common stock outstanding and no shares of preferred stock or Series A preferred stock outstanding. As of such date, options to acquire 353,811 shares of SWB common stock had been issued and were outstanding, and an additional 335,500 shares of the authorized SWB common stock were available for grant under the 1996 Stock Option Plan. SWB has reserved 160,000 shares for issuance in connection with its Deferred Compensation and Stock Award Plan and 200,000 shares for the conversion of preferred shares.

Common Stock

                  Holders of SWB Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Shareholders have the right to cumulate their votes for the election of directors. Shareholders are entitled to receive ratably such dividends as may be legally declared by SWB's Board of Directors. There are legal and regulatory restrictions on the ability of SWB to declare and pay dividends. See "MARKET PRICE AND DIVIDEND INFORMATION." In the event of a liquidation, shareholders are entitled to share ratably in all assets remaining after payment of liabilities. Shareholders have no preemptive or conversion rights. Shares are not subject to further call or assessment. The transfer agent and registrar for SWB Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

                  The Board of Directors of SWB is authorized to fix the preferences, limitations, relative rights, qualifications and restrictions of the preferred stock and may establish series of preferred stock and determine the variations between series. If and when any preferred stock is issued, the holders of preferred stock may have a preference over holders of SWB Common Stock upon the payment of dividends, upon liquidation of SWB, in respect of voting rights and in the redemption of the capital stock of SWB.

                  For discussion of SWB's Series A Preferred Stock, see "CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS --Shareholders Protection Plan" below.

                   DESCRIPTION OF CCBC CAPITAL STOCK

                  The authorized capital stock of CCBC consists of 4,000,000 shares of CCBC common stock, par value $.10 and 1,000,000 shares of preferred stock. As of November 30, 1997, there were 1,108,076 shares of CCBC common stock outstanding and $2,493,000 of CCBC Debentures convertible into 195,529 shares of CCBC common stock at $12.75 per share. In addition, options to acquire an additional 118,075 shares of CCBC common stock were issued and outstanding under the CCBC 1990 and 1993 Stock Option Plans. As of December 12, 1997, no shares of preferred stock were issued and outstanding.

Common Stock

                  Holders of CCBC common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.
Shareholders may not cumulate their votes in the election of directors. Shareholders are entitled to receive ratably such dividends as may be legally declared by CCBC's Board of Directors. There are legal and regulatory restrictions on the ability of CCBC to declare and pay dividends. See "MARKET PRICE AND DIVIDEND INFORMATION." In the event of a liquidation, shareholders are

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entitled to share ratably in all assets  remaining after payment of liabilities.
Shareholders have no preemptive or conversion rights. Shares are not subject to further call or assessment. U.S. Trust of California is the transfer agent and registrar for CCBC common stock.

Preferred Stock

                  The Board of Directors of CCBC is authorized to fix the preferences, limitations, relative rights, qualifications and restrictions of the preferred stock and may establish series of preferred stock and determine the variations between series. If and when any preferred stock is issued, the holders of preferred stock may have a preference over holders of CCBC Common Stock upon the payment of dividends, upon liquidation of CCBC, in respect of voting rights and in the redemption of the capital stock of CCBC.

Convertible Subordinated Debentures

                  In 1993, CP Bank issued $4,025,000 of Convertible Subordinated Debentures Due April 30, 2003, with an initial interest rate of 8%. During 1996, as part of the plan of reorganization by which CCBC became the bank holding company for CP Bank, CCBC assumed the debentures under the original terms and provisions. Interest on the CCBC debentures is payable by CCBC semiannually on April 1 and October 1 of each year, based on a variable rate of 1.5% over the average annual yield on the 10-year U.S. Treasury bond for the month ending two months prior to the beginning of each six month interest period, subject to a minimum of 8% and a maximum of 10%. The CCBC debentures may be converted into CCBC Shares at any time at the option of the holder at the conversion price of $12.75 per share. CCBC may currently redeem the CCBC debentures at its option, either in whole or in part, at 104% of principal value until March 31, 1998 and at 100% of principal value thereafter.

                   CERTAIN DIFFERENCES IN RIGHTS OF SHAREHOLDERS

General

                  SWB is incorporated under and subject to all the provisions of the corporate law of California. CCBC is incorporated under and subject to all of the provisions of the Delaware General Corporation Law (the "Delaware Law"). Upon consummation of the Merger, the shareholders of CCBC will become shareholders of SWB.

                  The following is a general discussion of certain differences between the rights of SWB shareholders and CCBC shareholders under the respective articles of incorporation and bylaws and applicable corporate laws.

Declaration of Dividends

                  Under California Law, the directors of SWB may declare and pay dividends upon the shares of its capital stock either (a) out of its retained earnings, or (b) out of capital, provided the company would, after making the distribution, meet two conditions, which generally stated are as follows: (i) the corporation's assets must equal at least 125% of its liabilities; and (ii) the corporation's current assets must equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for such fiscal years, then the corporation's current assets must equal at least 125% of its current liabilities.

                  Under Delaware law, CCBC may pay a dividend out of any surplus.

                  Under the California Banking Law, Sierra Bank and CP Bank each may pay to their respective holding companies a dividend equal to its retained earnings or its net income from the last three years, whichever is less, or,

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with the prior  approval of the  Commissioner,  it may pay  dividends  up to the greatest of its retained earnings, its net income for its last fiscal year or its net income for its current fiscal year.

Limitation on Directors' Monetary Liability

                  The SWB articles indemnify directors of SWB for monetary damages to the fullest extent permissible under California law as it now exists or may be amended. The CCBC Articles currently provide for a similar limitation on directors' monetary liability.

Indemnification of Directors and Executive Officers

                  The SWB Articles provide that the liability of directors for monetary damages is eliminated to the fullest extent permissible under the California Law. This provision relieves directors of SWB of liability to SWB for simple negligence but not for liability where the director was either grossly negligent or guilty of a willful breach of his or her loyalty to SWB. The SWB Articles do not, and under the California Law cannot, eliminate or limit the liability of a director resulting from the following actions:

                  (a) acts or omissions that involve intentional conduct or a knowing and culpable violation of law;

                  (b) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on part of the director;

                  (c) any transaction from which a director derived an improper personal benefit;

                  (d) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders;

                  (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders;

                  (f)  any  transaction   between  the  corporation  and  (i)  a
director, or (ii) a corporation, firm or association in which the director has a material financial interest; or

                  (g) any distribution to shareholders, and for any loan or guaranty to officers or directors, that violates specified provisions of the California Law.

                  The CCBC  Certificate  provides  that,  to the fullest  extent permitted by the Delaware Law, as the same exists or may hereafter be amended, no director of CCBC shall be personally liable to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director. The fiduciary duty is a duty of care owed by directors in making corporate business decisions. The Delaware Supreme Court has held that the duty of care requires the exercise of an informed business judgment. An informed business judgment means that directors have informed themselves of all material information reasonably available to them. Having become so informed, they then must act with requisite care in the discharge of their duties. The CCBC Certificate does not eliminate the duty of care but eliminates the remedy of monetary damage awards occasioned by breaches of that duty. Thus, any shareholder may seek to enjoin a proposed transaction from occurring or seek other non-monetary relief. After the transaction has occurred, however, the shareholder would no longer have a claim for monetary damages against the directors based on a breach of the duty of care even if that breach involved gross negligence on the part of the directors.

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                   The CCBC  Certificate  does not limit or eliminate  liability arising from or based upon (a) any breach of a director's duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) acts under Title 8, Section 174 of the Delaware Law, which imposes liability on all directors, except absent or dissenting directors, under whose administration there occurs a willful or negligent violation of certain purchases or stock redemptions, or (d) any transaction from which a director derived an improper personal benefit. Thus, liability for monetary damages still exists if it is based on these grounds.

                  Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and other agents of SWB or CCBC pursuant to the foregoing provisions or otherwise, however, SWB has been advised that, in the opinion of the SEC, such indemnification is contrary to public policy expressed in the 1933 Act and is therefore unenforceable, absent a decision to the contrary by a court of competent jurisdiction.

Cumulative Voting

                  Shareholders of SWB are entitled to cumulate their votes for the election of directors, while shareholders of CCBC are not entitled to cumulate votes in the election of directors. Cumulative voting allows a shareholder to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held in the shareholder's name on the record date. This total number of votes may be cast for one nominee or may be distributed among as many candidates as the shareholder desires. The candidates (up to the number of directors to be elected) receiving the highest number of votes are elected.

                  A California corporation that is a "listed corporation" may, by amending its articles or bylaws, eliminate cumulative voting for directors. Because SWB's common stock is quoted on the Nasdaq National Market, it qualifies as a listed corporation. Such an amendment requires the approval of holders of a majority of the outstanding shares of SWB common stock. SWB has no present plan to propose an amendment to eliminate cumulative voting.

                  Under the Delaware Law, shareholders of a Delaware corporation do not have cumulative voting rights unless the certificate of incorporation is amended to provide for cumulative voting. The CCBC certificate of incorporation has not been so amended.

Classified Board of Directors

                  At present, the SWB Bylaws and the CCBC Bylaws provide that directors will be elected for a one-year term at each annual meeting of shareholders. A California corporation that is a "listed corporation" may, by amending its articles or bylaws, provide for a staggered or classified Board of Directors. Such an amendment requires the approval of holders of a majority of the outstanding shares of SWB common stock. Because SWB common stock is quoted on the Nasdaq National Market, it qualifies as a listed corporation. SWB has no present plan to propose an amendment to provide for a classified Board of Directors.

                  The  Delaware   Law  permits   CCBC  upon   amendment  of  its
certificate of incorporation to provide for a classified Board of Directors. The CCBC certificate of incorporation has not been so amended.

Dissenters' Rights in Mergers and Other Reorganizations

                  Under the California Corporation Law, a dissenting shareholder of a corporation participating in certain business combinations may, under varying circumstances, receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive under the terms of the transaction. The California Corporation Law generally does not require dissenters' rights of appraisal with respect to shares which,

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immediately  prior to the  merger,  are (i)  listed on any  national  securities exchange certified by the SEC or (ii) listed on the list of over-the-counter margin stock issued by the FRB. SWB common stock is listed on the list of over-the-counter margin stocks issued by the FRB.

                  Under the Delaware Law, shareholders do not have dissenters' rights in connection with a business combination if the shares of the corporation were either listed on a national securities exchange or designated as a national market security on Nasdaq or held of record by 2,000 or more shareholders or if the transaction does not require approval of the corporations shareholders. Notwithstanding the foregoing, shareholders have dissenters' rights if shareholder approval is required and the holders would be required to accept for their shares any consideration other than shares of stock of the surviving corporation, shares of another corporation if such shares are listed on a national exchange or designated as a national market system security on Nasdaq or cash in lieu of fractional shares. As CCBC's stock is designated as a national market security on Nasdaq, CCBC shareholders have no dissenters' rights in connection with the Merger.

                  CCBC shareholders generally have more limited dissenters' rights in connection with business combinations than do SWB shareholders. Dissenters' rights are not available to the shareholders of a corporation surviving a merger if no vote of the shareholders of the surviving corporation is required.

Delaware Anti-Takeover Statute

                  Section 203 of the Delaware Law would prohibit a "business combination" (defined generally to include mergers, sales and leases of assets, issuances of securities and similar transactions) by CCBC or a subsidiary with an Interested Shareholder (as defined in the Delaware Law) within three years after the person or entity becomes an Interested Shareholder, unless (a) prior to the person or entity becoming an Interested Shareholder, the business combination or the transaction pursuant to which such person or entity became an Interested Shareholder shall have been approved by the Board of Directors of CCBC, (b) upon the consummation of the transaction in which the person or entity became an Interested Shareholder, the Interested Shareholder holds at least 85% of the voting stock of CCBC (excluding shares held by persons who are both officers and directors of CCBC and shares held by certain employee benefit plans), or (c) the business combination is approved by the Board of Directors of CCBC and by the holders of at least two-thirds (2/3) of the outstanding voting stock of CCBC, excluding shares held by the Interested Shareholder. The Merger is not subject to the limitations set forth in Section 203.

                  The California Law requires that in certain transactions involving tender offers or acquisition proposals made to a target corporation's shareholders by a person who either (a) controls the target corporation, (b) is an officer or director of the target or is controlled by an officer or director of the target, or (c) is an entity in which a director or executive officer of the target has a material interest, a written opinion of an independent expert be provided as to the fairness of the consideration to the shareholders of the target corporation. The statute also provides that if a competing proposal is made at least ten (10) days before shareholders are to vote or shares are to be purchased under the pending offer by the affiliated party, the latter offer must be communicated to shareholders and they must be given a reasonable opportunity to revoke their vote or withdraw their shares, as the case may be.

Shareholder Vote For Mergers And Other Reorganizations

                  Generally,  the California Law requires a shareholder vote for mergers and other reorganizations in more situations than does Delaware law. For example, the Delaware Law generally provides for a vote by the shareholders of each "constituent corporation" to a merger and by shareholders of a corporation selling all or substantially all of its assets, whereas, in addition to the foregoing, California law provides for a shareholder vote (a) of an acquiring corporation in either a share-for-share exchange or a sale-of-assets reorganization, and (b) of a parent corporation (even though it is not a

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"constituent   corporation")   whose  equity  securities  are  being  issued  in
connection with a corporate reorganization such as a triangular merger. With certain exceptions, the California Law also requires a class vote when a shareholder vote is required in connection with these transactions. In contrast, the Delaware Law generally does not require class voting, except where the transaction involves an amendment to the certificate of incorporation that adversely affects a class of shares.

Inspection Of Shareholder Lists

                  The California Law provides a right of inspection of the corporation's shareholder list to any shareholder holding five percent or more of a corporation's voting shares or a shareholder holding one percent or more of a corporation's shares who has filed a Schedule 14B with the SEC (Schedule 14B is filed in connection with certain proxy contests relating to the election of directors). In addition, the California Law provides a right of inspection of shareholder lists by any shareholder for a purpose reasonably related to such holder's interest as a shareholder. The Delaware Law does not provide any similar absolute right of inspection, but does permit any shareholder of record to inspect the shareholder list for any purpose reasonably related to such person's interest as a shareholder and, for a ten-day period preceding a shareholders' meeting, for any purpose germane to the meeting.

Shareholder Rights Plan

                  In December 1995, the Board of Directors of SWB declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. Each Right entitles the registered holder to purchase from SWB one one-hundredth of a share of Series A Preferred Stock, no par value (the "Preferred Shares"), of SWB at a price of $40 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

                  Initially, the Rights will be attached to all certificates representing common shares then outstanding or later issued. The Rights will separate from the common shares and a Stock Acquisition Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding common shares (other than a person or such a group who obtains the prior written approval of the Board of Directors) (an "Acquiring Person"), or (ii) 10 business days (or later as determined by the Board of Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding common shares (unless SWB's Board of Directors has approved the offer).

                  Until the Stock Acquisition Date, the Rights will be transferred with and only with the common shares. As soon as practicable following the Stock Acquisition Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the common shares. The Rights are not exercisable until the Stock Acquisition Date. The Rights will expire on January 16, 2006 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by SWB, in each case as described below. The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time under certain circumstances to prevent dilution. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share.

                  Following a Stock Acquisition Date, each holder of a Right, other than Rights beneficially owned by an Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of common shares (or, in the event that there are insufficient authorized common shares, substitute consideration such as cash, property, or other securities of SWB, such as Preferred Stock) having a market value of two

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times the  exercise  price of the Right.  In the event that SWB is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right will have the right to receive, upon the exercise thereof at then current exercise price of the Right, that number of shares of common stock of two times the exercise price of the Right. At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding common shares and prior to the acquisition by such person or group of 50% or more of the outstanding common shares, the Board of Directors of SWB may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share (or of a share of a class or series of SWB's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                   At any time before a person becomes an Acquiring Person, the Board of Directors of SWB may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). After the redemption period has expired, SWB's rights of redemption may be reinstated if, prior to completion of certain recapitalizations, mergers or other business combinations, an Acquiring Person reduces its beneficial ownership to less than 10% of the outstanding common shares in a transaction or series of transactions not involving SWB. The terms of the Rights may be amended by the Board of Directors of SWB without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

                  A copy of the Rights Agreement describing the Rights has been filed with the SEC as an exhibit to a Form 8-K. A copy of the Rights Agreement is available free of charge from SWB. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

                  CCBC has not adopted any shareholders protection plan.

Nomination of Directors

                  Under SWB's bylaws, nominations for election of members of the Board of Directors of SWB may be made by the Board of Directors or by any holder of any outstanding class of capital stock of SWB entitled to vote for the election of directors. Notice of intention to make any nominations by shareholders) are required to be made in writing and to be delivered or mailed to the President of SWB by the later of: (i) the close of business 21 days prior to any meeting of shareholders called for the election of directors, or (ii) ten days after the date of mailing of notice of the meeting to shareholders. Such notification must contain : (a) the nominee's name, address, principal occupation and the number of shares of capital stock of SWB owned; (b) the nominating shareholder's name, residence address, number of shares of capital stock of SWB owned; (c) the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by the notifying shareholder and the identities and locations of any such institutions; and (d) other information that is normally required to be included in a proxy statement under the Securities Exchange Act of 1934. The foregoing requirements do not apply to the nominations of a person to replace a proposed nominee who has become unable to serve as a director between the last day for giving notice in accordance with this paragraph and the date of election of directors if the procedure called for in this paragraph was followed with respect to the nomination of the proposed nominee.

                  Under CCBC's bylaws, nominations of persons for election to the Board of Directors of CCBC may be made at the meeting of shareholders (a) by or at the direction of the Board of Directors or (b) by any shareholder of CCBC entitled to vote for the election of Directors at the meeting who has complied with the notice procedures set forth in this Section. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of CCBC. To be timely, a shareholder's notice shall be delivered to or mailed and received at the

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principal  executive offices of CCBC not less than 30 days nor more than 60 days prior to the meeting: provided, however, that if less than 40 days' notice of the date of the meeting is given to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed. A shareholder's notice shall set forth (a) all information about the nominee that is normally required to be included in a proxy statement under the Securities Exchange Act of 1934; and (b) the nominating shareholder's name and address and number of shares of CCBC's stock which are owned by such shareholders.

Amendment of Articles or Certificate

                  The SWB Articles may be amended with the approval of the Board of Directors and a majority of the outstanding SWB Shares. Under certain circumstances the articles of incorporation of a California corporation may be amended without shareholder approval in connection with stock splits.

                  Under the Delaware Law, the CCBC Certificate may be amended with the approval of the Board of Directors and a majority of the shareholders. In addition, if CCBC were to have more than one class stock outstanding, amendments that would adversely affect the rights of any class would require the vote of majority of the shares of that class. The CCBC Certificate further provides that the vote of two-thirds of all of the outstanding shares of the stock of CCBC entitled to vote is required to amend or repeal the provisions of the CCBC Certificate relating to:

                  (a) The number of authorized directors, the right of such directors to change the number and to the vacancies on the Board of Directors, the terms of office of the members of the Board of Directors and the provisions setting forth the vote of the shareholders required to remove a director for cause;

                  (b) The authority of the Board of Directors and the shareholders to amend the CCBC Bylaws;

                  (c) The elimination of directors' personal liability for monetary damages arising from their negligence and gross negligence;

                  (d)      Indemnification of directors, officers or employees;
and

                  (e) The percentage of the shares of CCBC stock necessary to amend the CCBC Certificate.


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                                      EXPERTS

                  The consolidated financial statements incorporated in this Joint Proxy Statement / Prospectus by reference from SierraWest Bancorp's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Representatives of Deloitte & Touche, LLP will be present at the SWB Meeting.

                  The consolidated financial statements incorporated in this Joint Proxy Statement / Prospectus by reference from California Community Bancshare's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Representatives of Deloitte & Touche, LLP will be present at the CCBC Meeting.

                              LEGAL MATTERS

                  Certain legal matters with respect to SWB, including the validity of the SWB common stock to be issued in connection with the Merger, will be passed upon for SWB by McCutchen, Doyle, Brown & Enersen, LLP, San Francisco, California. Certain legal matters with respect to CCBC will be on passed by Lillick & Charles LLP, San Francisco, California.

                              OTHER MATTERS

                 The Board of Directors of SWB know of no other matters which will be brought before the SWB Meeting, but if such matters are properly presented to the SWB Meeting, proxies solicited hereby relating to the SWB Meeting will be voted in accordance with the judgment of the persons holding such proxies. All shares represented by duly executed proxies will be voted at the SWB Meeting.

                 The Board of Directors of CCBC know of no other matters which will be brought before the CCBC Meeting, but if such matters are properly presented to the CCBC Meeting, proxies solicited hereby relating to the CCBC Meeting will be voted in accordance with the judgment of the persons holding such proxies. All shares represented by duly executed proxies will be voted at the CCBC Meeting.

                 Copies of SWB's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, Form 10-Q for the quarter ended September 30, 1997, CCBC's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 and Form 10-QSB for the quarter ended September 30, 1997 accompany this Joint Proxy Statement/Prospectus. Additional copies can be obtained without charge (except for certain exhibits) by contacting David Broadley, Executive Vice President/Chief Financial Officer, SierraWest Bancorp, P.O. Box 61000, 10181 Truckee-Tahoe Airport Road, Truckee, California 96160 (as to SWB) and Andrew S. Popovich, Executive Vice President/Chief Administrative Officer, California
Community Bancshares Corporation, 555 Mason Street, Suite 280, Vacaville, California 95688 (as to CCBC).

                 CCBC   shareholders   who  wish  to  submit  a   proposal   for
consideration at CCBC's 1998 Annual Meeting of Shareholders (which will be held only if the Merger has not been consummated prior to the date the meeting is to be held) must submit the proposal to California Community Bancshares Corporation, 555 Mason Street, Suite 280, Vacaville, California 95688,
Attention: Corporate Secretary. Such proposals must have been received not later than December 12, 1997 for inclusion, if appropriate, in CCBC's proxy statement and form of proxy relating to its 1998 Annual Meeting and are subject to the SEC's rules regarding the inclusion of shareholder proposals.

                 SWB shareholders who wish to submit a proposal for consideration at SWB's 1998 Annual Meeting of Shareholders must submit the proposal to SierraWest Bancorp, P.O. Box 61000, 10181 Truckee-Tahoe Airport Road, Truckee, California 96160, Attention: Corporate Secretary. Such proposals must have been received not later than December 19, 1997 for inclusion, if appropriate, in SWB's proxy statement and form of proxy relating to its 1998 Annual Meeting and are subject to the SEC's rules regarding the inclusion of shareholder proposals.

Annex A           Plan of Acquisition and Merger dated November 13, 1997

Annex B           Stock Option Agreement dated November 13, 1997.

Annex C           Fairness Opinion of Van Kasper

Annex D           Fairness Opinion of NationsBanc Montgomery

Annex E Excerpts of Chapter 13 of the California Corporations Code regarding Dissenters' Rights

Annex A
                        Plan of Acquisition and Merger



         THIS PLAN OF ACQUISITION AND MERGER, dated as of November 13, 1997 ("Agreement"), is made by and between SierraWest Bancorp ("Bancorp"), a California corporation and a registered bank holding company under the Federal Bank Holding Company Act of 1956 as amended ("BHCA"), SierraWest Bank ("Sierra Bank"), a California banking corporation (collectively "Sierra") and California Community Bancshares Corporation ("Bancshares"), a Delaware corporation and a registered bank holding company under the BHCA, and its wholly owned subsidiary, Continental Pacific Bank ("CPB"), a California state banking corporation (collectively "CCBC").

WITNESSETH:

         A. The Boards of Directors of Sierra and CCBC deem it advisable and in the best interests of Sierra, CCBC and their shareholders that Sierra and CCBC enter into a business combination whereby Bancshares will be merged with and into Bancorp ("Merger") with Bancorp as the surviving corporation and Bancorp's wholly owned subsidiary, Sierra Bank will be merged with CPB ("Bank Merger"), with Sierra Bank being the surviving corporation.

         B. The Agreement and Plan of Merger attached as Exhibit A is intended to be filed with the California Secretary of State and the Delaware Secretary of State ("Agreement and Plan of Merger") and the Bank Merger Agreement attached as Exhibit B is intended to be filed with the California Secretary of State when it has been approved by the Department of Financial Institutions of the State of California ("Bank Merger Agreement"), (collectively the "Merger Agreements").

         C. The Merger is intended to qualify as a tax free reorganization within the meaning of the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "IRC") and to qualify as a "pooling of interests".

         D. Pursuant to the Merger, each Bancshares shareholder will receive, in exchange for each share of Bancshares common stock of Bancorp, the number of shares of Bancorp common stock determined in accordance with the Exchange Ratio as more fully set forth in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein, the parties hereto agree as follows:

         Section 1.  THE MERGER AND BANK MERGER.

         1.1 Effective Date. Subject to the terms and conditions of this Agreement, the Merger shall become effective at the date on which an executed copy of the Agreement and Plan of Merger has been filed with the California Secretary of State and the Delaware Secretary of State ("Effective Date"). On the Effective Date, the Bank Merger Agreement will be certified by the California Secretary of State and filed with the Commissioner of Financial Institutions of the State of California ("Commissioner") pursuant to Section 4887 of the California Financial Code, in each case on the Closing Date as defined in Section 9.1 hereof.

         1.2 Effect of the Bank Merger. Subject to the terms and conditions of this Agreement, on the Effective Date, CPB shall be merged with and into Sierra Bank and Sierra Bank shall be the surviving bank ("Surviving Bank") in the Bank Merger. All assets, rights, privileges, immunities, power, franchises and interests of CPB in and to every type of property (real, personal and mixed) and choses in action, as they exist as of the Effective Date, including appointments, designations and nominations and all other rights and interests, shall pass and be transferred to and vest in Sierra Bank as the Surviving Bank by virtue of the Bank Merger on the Effective Date without any deed, conveyance or other transfer; the separate existence of CPB shall cease and the corporate existence of Sierra Bank as the Surviving Bank shall continue unaffected and unimpaired by the Bank Merger; and the Surviving Bank shall be deemed to be the same entity as each of CPB and Sierra Bank and shall be subject to all of their duties and liabilities of every kind and description. The Surviving Bank shall be responsible and liable for all the liabilities and obligations of each of Sierra Bank and CPB; and any claim existing or action or proceeding pending by or against Sierra Bank or CPB may be prosecuted as if the Bank Merger had not taken place, or the Surviving Bank may be substituted in its place. Neither the rights of creditors nor any liens upon the property of Sierra, Sierra Bank or CPB shall be impaired by reason of the Bank Merger. The articles of incorporation of Sierra Bank shall be the articles of incorporation of the Surviving Bank and the bylaws of Sierra Bank shall be the bylaws of the Surviving Bank. On the Effective Date, Sierra Bank shall assume the operations of, as successor to, CPB. Subject to Section 1.4, on the Effective Date the board of directors of Sierra Bank will continue to serve until successors are duly elected and qualified. Sierra Bank shall remain a wholly-owned subsidiary of Bancorp.

         1.3 Effect of the Merger. Subject to the terms and conditions of this Agreement, on the Effective Date, Bancshares shall be merged with and into Bancorp with Bancorp as the surviving corporation ("Surviving Corporation") in the merger. All assets, rights, privileges, immunities, power, franchises and interests of Bancshares in and to every type of property (real, personal and mixed) and choses in action, as they exist as of the Effective Date, including appointments, designations and nominations and all other rights and interests, shall pass and be transferred to and vest in Bancorp as the Surviving
Corporation by virtue of the Merger on the Effective Date without any deed, conveyance or other transfer; the separate existence of Bancshares shall cease and the corporate existence of Bancorp as the Surviving Corporation shall continue unaffected and unimpaired by the merger; and the Surviving Corporation shall be deemed to be the same entity as each of Bancshares and Bancorp and shall be subject to all of their duties and liabilities of every kind and description. The Surviving Corporation shall be responsible and liable for all the liabilities and obligations of each of Bancorp and Bancshares; and any claim existing or action or proceeding pending by or against Bancorp or Bancshares may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place. Neither the rights of creditors nor any liens upon the property of Sierra, Bancorp or Bancshares shall be impaired by reason of the Merger. The articles of incorporation of Bancorp shall be the articles of incorporation of the Surviving Corporation and the bylaws of Bancorp shall be the bylaws of the Surviving Bank. On the Effective Date, Bancorp shall assume the operations of, as successor to, Bancshares. Subject to Section 1.4, on the Effective Date the board of directors of Bancorp will continue to serve until successors are duly elected and qualified. Sierra Bank shall remain a wholly-owned subsidiary of Bancorp.

         1.4 Board Composition After the Merger. As soon as practicable following the Effective Date, the Boards of Directors of Bancorp and of Sierra Bank shall appoint two existing directors of Bancshares, Mr. Bernard E. Moore and Mr. Walter D. Sunderman, to the Boards of Directors of Bancorp and Sierra Bank. In the event Mr. Moore and/or Mr. Sunderman (each a "CCBC Appointee") resigns or chooses not to serve as a director of Bancorp and/or Sierra Bank, such CCBC Appointee shall recommend his successor from those persons who were directors of CCBC on the Effective Date (a "Successor Director") to the Nominating Committee of the Bancorp Board of Directors. Assuming that such recommended Successor Director meets the then existing written criteria for selection of board nominees, the recommended Successor Director will be appointed to the Boards of Directors of Bancorp and Sierra Bank. If because of death, disability, or otherwise, either Mr. Moore or Sunderman is incapable of selecting his successor, then the remaining CCBC Appointee shall recommend the Successor Director for the CCBC Appointee who is so incapacitated. In the event that any Successor Director resigns, chooses not to serve, or otherwise cannot serve, then Bancorp shall have no further obligation to offer any other existing director a position on Bancorp's or Sierra Bank's Boards of Directors. Once appointed to the Boards, subject to the written performance criteria applicable to all Bancorp directors, the nominating committee of Bancorp shall nominate and recommend for approval such CCBC Appointee (or a Successor Director thereof) for one year terms at the annual meetings of Bancorp for the years 1998, 1999 and 2000; provided, however, if any such director is not re-elected by the shareholders of Bancorp, then Bancorp shall have no further obligation to further nominate or appoint such director to the Boards of Directors of Bancorp or Sierra Bank and shall have no further obligation to offer any other existing director a position on Bancorp's or Sierra Bank's Boards of Directors. In the event of a change of control of Bancorp occurs in which the acquirer elects a majority of the Board of Directors, then the requirements of this Section 1.4 shall cease.

Section 2.  CONVERSION AND CANCELLATION OF SHARES.

         2.1  Exchange Amount; Conversion of Shares of Bancshares Common Stock.

          (a) For purposes of this Agreement, capitalized terms have the following meanings:

CCBC Shares                       Issued and  outstanding  shares of Bancshares
                                  $0.10 par value common stock ("CCBC Shares") as of the Effective Date.

Business Combination              Any merger, sale or purchase of an entity or
                                  subsidiary,  sale or  purchase of a
                                  substantial portion of any entity's assets, or
                                  tender offer or other means of  acquisition of
                                  substantially  all  the  outstanding   capital
                                  stock of any entity.

Exchange Ratio                    The  number  of  Sierra  Shares  to  be
                                  received in exchange for each CCBC Share pursuant to the calculation set forth in
                                  Section 2.1(b) below.

Market Value                      The average of the closing prices of the
                                  Sierra Shares as reported in the western edition of the Wall Street Journal for the 20 trading days preceding the Determination Date.
                                  For purpose of determining the average, the divisor shall be only those days on which a trade occurs.

Determination Date                The fifth business day preceding the Effective
                                  Date.

         (b) On the Effective Date, by virtue of the Merger and without any action on the part of the holders of CCBC Shares, each outstanding CCBC Share (other than any shares as to which dissenters' rights have been perfected) shall be converted into the right to receive shares of the common stock, no par value, of Bancorp ("Sierra common stock" or "Sierra Shares") equal to the Exchange Ratio as follows:

                  (i) If the Market Value is between $22.76 and $25.24, inclusive, the Exchange Ratio shall be determined by dividing $26.40 by the Market Value.

                  (ii) If the Market Value is between $25.25 and $26.25, inclusive, the Exchange Ratio shall be 1.0476.

                  (iii) If the Market Value is between $26.26 and 28.24, inclusive, the Exchange Ratio shall be 1.0476 minus .000238 for each $0.01 by which the Market Value is greater than $26.25.

                  (iv) If the Market Value is $28.25, the Exchange Ratio shall be 1.000.

                  (v) Subject to the limitations set forth in Section 2.1(c) below, if the Market Value is between $28.26 and $29.25, inclusive, the Exchange Ratio shall be determined by dividing (A) $28.25 plus 75% of the amount by which the Market Value exceeds $28.25 by (B) the Market Value.

                  (vi) Subject to the limitations set forth in Section 2.1(c) below, if the Market Value is between $29.26 and $30.25, inclusive, the Exchange Ratio shall be determined by dividing (A) $29.00 plus 50% of the amount by which the Market Value exceeds $29.25 by (B) the Market Value.

                  (vii) Subject to the limitations set forth in Section 2.1(c) below, if the Market Value exceeds $30.26, the Exchange Ratio shall be determined by dividing (A) $29.50 plus 25% of the amount by which the Market Value exceeds $30.25 by (B) the Market Value.

                  (viii) Subject to the limitations set forth in Section 2.1(d) below, if the Market Value is $22.75 or less, the Exchange Ratio shall be 1.1579.

         (c) In the event that Sierra enters into a Business Combination with any other entity in which Sierra shall not be the continuing or surviving corporation or entity of such Business Combination prior to the Determination Date, then, in the event that the Market Value exceeds $28.25, the Exchange Ratio shall be 1.000.

         (d) In the event that the Market Value is less than $21.59, then CCBC has the right to terminate this Agreement pursuant to the terms of Section 11(h) hereof. If CCBC notifies Sierra that it intends to terminate this Agreement pursuant to the provisions of Section 11(h), then Sierra shall have the right but not the obligation to elect to issue an additional number of Sierra Shares so that the Exchange Ratio shall be equal to the quotient obtained by dividing $25.00 by the Market Value. If Sierra chooses not to exercise its right to issue such additional Sierra Shares, then CCBC may proceed to terminate this Agreement pursuant to Section 11(h).

         (e) On the Effective Date each outstanding Bancshares debenture, as defined in Section 4.4, shall be by virtue of the Merger, assumed by Bancorp, provided, however, the conversion of such Bancshares debentures into Sierra Shares shall be adjusted to reflect the Exchange Ratio on the Effective Date.

         (f) All references in this Agreement to Sierra Shares or Sierra common stock shall be deemed to include the corresponding rights to purchase shares of Sierra common stock, including common stock equivalent preferred stock of Bancorp, pursuant to that Rights Agreement dated as of January 16, 1996 between American Stock Transfer and Trust Company and Sierra Tahoe Bancorp. Each certificate representing Sierra Shares will bear a notation incorporating the Rights Agreement by reference.

         2.2 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Sierra common stock shall be issued to holders of CCBC Shares. In lieu thereof, each such holder entitled to a fraction of a share of Sierra common stock shall receive, at the time of surrender of the certificate or certificates representing such holder's CCBC Shares, an amount in cash equal to the Market Value per share of the common stock of Sierra, multiplied by the fraction of a share of Sierra common stock to which such holder otherwise would be entitled. No such holder shall be entitled to dividends, voting rights, interest on the value of, or any other rights in respect of a fractional share.

         2.3  Surrender of CCBC Shares.

         (a) Prior to the Effective Date, Sierra shall appoint any bank or trust company mutually acceptable to Bancshares and Sierra, as exchange agent (the "Exchange Agent") for the purpose of exchanging certificates representing the CCBC Shares at and after the Effective Date, Sierra shall issue and deliver to the Exchange Agent certificates representing the Sierra Shares, as shall be required to be delivered to holders of CCBC Shares. As soon as practicable after the Effective Date, each holder of CCBC Shares converted pursuant to Section 2.1, upon surrender to the Exchange Agent of one or more certificates for such CCBC Shares for cancellation, will be entitled to receive a certificate representing the number of Sierra Shares determined in accordance with Section
2.1 and a payment in cash with respect to fractional shares, if any, determined in accordance with Section 2.2.

         (b) No dividends or other distributions of any kind which are declared payable to stockholders of record of the Sierra Shares after the Effective Date will be paid to persons entitled to receive such certificates for Sierra Shares until such persons surrender their certificates representing CCBC Shares. Upon surrender of such certificate representing CCBC Shares, the holder thereof shall be paid, without interest, any dividends or other distributions with respect to the Sierra Shares as to which the record date and payment date occurred on or after the Effective Date and on or before the date of surrender.

         (c) If any certificate for Sierra Shares is to be issued in a name other than that in which the certificate for CCBC Shares surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer costs, taxes or other expenses required by reason of the issuance of certificates for such Sierra Shares in a name other than the registered holder of the certificate surrendered, or such persons shall establish to the satisfaction of Sierra and the Exchange Agent that such costs, taxes or other expenses have been paid or are not applicable.

         (d) All dividends or distributions, and any cash to be paid pursuant to
Section 2.2 in lieu of fractional shares, if held by the Exchange Agent for payment or delivery to the holders of unsurrendered certificates representing CCBC Shares and unclaimed at the end of one year from the Effective Date, shall (together with any interest earned thereon) at such time be paid or redelivered by the Exchange Agent to Sierra, and after such time any holder of a certificate representing CCBC Shares who has not surrendered such certificate to the Exchange Agent shall, subject to applicable law, look as a general creditor only to Sierra for payment or delivery of such dividends or distributions or cash, as the case may be.

         2.4 No Further Transfers of CCBC Shares. At the Effective Date, the stock transfer books of Bancshares shall be closed and no transfer of CCBC Shares theretofore outstanding shall thereafter be made.

         2.5 Adjustments. If, between the date of this Agreement and the Effective Date, the outstanding Sierra Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, split up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, the number of Sierra Shares to be issued and delivered in the Merger in exchange for each outstanding CCBC Share shall be correspondingly adjusted.

         2.6  Treatment of Stock Options.

         (a) On the Effective Date, the obligations under any stock option plans of CCBC shall be assumed by Sierra. On the Effective Date, options to purchase CCBC Shares issued pursuant to CCBC's stock option plans shall be converted, without any action on the part of the holders thereof, into options to acquire, upon payment of the adjusted exercise price (which shall equal the exercise price per share for the options immediately prior to the Merger, divided by the Exchange Ratio), the number of shares of Sierra shares the option holder would have received pursuant to the Merger if he or she had exercised all his or her options immediately prior thereto.

         (b) Such stock option plan as shall be applicable to CCBC stock options shall be deemed to be amended to the effect that a non-officer Director's service does not terminate as long as he or she remains a Director or advisory Director of Sierra on and after the Effective Date. Sierra covenants that it will, for purposes of the CCBC stock option plan, at or immediately following the Effective Date, offer each current non-officer Director of CCBC a position as advisory Director of Sierra for a period of not less than 2 years.

         (c) Subject to the mutual intent of the parties that the Merger will be accounted for under the pooling-of-interests method, Sierra and CCBC shall
otherwise  amend  their   respective   option  plans  and  obtain  any  required
shareholder approvals of such option plan amendments and shall amend, as necessary, any and all option agreements (including obtaining any required participant consents) prior to the Effective Date to make them consistent with this Section 2.6.

         2.7  Personnel Matters.

         (a) Employment At Effective Date. On the Effective Date, except for employees with contracts that will be assumed by Sierra, CCBC employees shall become employees at will of Sierra. Prior to the Effective Date, CCBC may, with the consent of Sierra, make additional special bonus payments not to exceed six months salary to retain employees who are deemed necessary to complete the Merger and the Bank Merger. In the even that CCBC terminates employees prior to the Effective Date, it shall abide by all internal policies and all legal requirements for termination of employment. From the date of this agreement through the Effective Date, CCBC shall consult with the human resources representative of Sierra, who shall be designated in writing to CCBC by Sierra, and keep that representative advised as to all matters related to employment. From the day of the Effective Date or any time thereafter, former employees of CCBC who are employed by Sierra following the Effective Date may be terminated by Sierra, with or without cause, for any reason not prohibited by law.

         (b) Retirement Benefits. Employees of Sierra formerly employed by CCBC on the Effective Date shall be eligible for participation in the Sierra 401(k) plan and employee stock option plan at the earliest normal entry date following the Effective Date as allowed by applicable law and the provisions of Sierra's benefit plans, so long as such employees then meet the eligibility requirements for participation in the Sierra plan. The former employees of CCBC who are employed by Sierra Bank will be credited for years of prior service with CCBC for vesting (non-forfeitability) of accrued benefits in the Sierra plans to the fullest extent such credit for such prior service is permitted by Sierra's plans and by the laws, rules and regulations of the Internal Revenue Service and the Employee Income Security Act of 1974, as amended.

         (c)  Other Benefit Plans.

                  (i) After the Effective Date, any or all CCBC welfare benefit plans shall be terminated by Sierra. Sierra Bank employees formerly employed by CCBC immediately prior to the Effective Date shall be eligible for participation in any existing Sierra plan, so long as such employee would otherwise be eligible to participate in such plan.

                  (ii)Employees of Sierra Bank formerly employed by CCBC on the Effective Date will receive credit for length of service with CCBC for determination of eligibility or participation in the Sierra (A) health service plans, or (B) long-term disability, voluntary accident and life insurance plans.

         (d)  Other Benefits.

                  (i) Employees of Sierra formerly employed by CCBC on the Effective Date will retain vacation benefits accrued with CCBC prior to the Effective Date, subject to Sierra's maximum accrual and carryover limitations for such benefits; and will also retain the amount of sick leave benefit eligibility on CCBC's records prior to the Effective Date, to be available subject to Sierra's policy for sick leave benefits; provided, however, such employees shall not be entitled to payment for carry-over CCBC sick leave upon termination of employment as is provided under Sierra's sick leave policy, and, provided further, CCBC shall have accrued the cost of such benefits on the books of CCBC on or before the Determination Date. Following the Effective Date, all employees shall be subject to the standard policies of Sierra for accrual of such benefits.

                  (ii)Employees of Sierra Bank formerly employed by CCBC on the Effective Date will be subject to the severance policies in effect for all Sierra employees.

Section 3.  COVENANTS OF THE PARTIES.

         3.1  Mutual Covenants.

         (a) Government Approvals. Each party will use its reasonable best efforts in good faith to take or cause to be taken as promptly as practicable all such steps within their reasonable control to obtain (i) the waiver of an application or prior approval of the Merger by the Board of Governors of the Federal Reserve System ("FRB") under the BHCA, (ii) the prior approval of the Commissioner to the Merger; (iii) the prior approval of the Federal Deposit Insurance Corporation ("FDIC") under the Bank Merger Act, and (iv) all other consents and approvals of government agencies as are required by law or otherwise, and shall do any and all acts and things necessary or appropriate in order to cause the Merger and Bank Merger to be consummated on the terms provided in the Merger Agreements and this Agreement as promptly as practicable. The approvals referred to in clauses (i)-(iv) of this Section 3.1(a) are hereinafter referred to as the "Government Approvals." Each party shall respond to a written request for information sought by the other for the purpose of obtaining the Government Approvals promptly and in all cases within 10 days after receipt of such request.

         (b) Notification of Breach of Representations, Warranties and Covenants. Each party shall promptly give written notice to the other party upon becoming aware of the occurrence or impending or threatened occurrence of any event which would cause or constitute a material breach of any of the representations, warranties or covenants of that party contained or referred to in the Merger Agreements or this Agreement and shall use its reasonable best efforts to prevent the same or remedy the same promptly.

         (c)  Financial Statements.

                  (i) Each  party has  delivered  or shall  deliver to the other party promptly after they become available true and correct copies of audited financial statements as of such date and covering such period as may be necessary to satisfy the minimum requirements of the Securities and Exchange Commission ("SEC") and other governmental authorities having approval authority over the Merger and Bank Merger. The financial statements for such year ends have been or shall be audited by their respective independent certified public accounting firms which have been engaged in the past and include or shall include an unqualified opinion of each such accounting firm, to the effect that such financial statements have been prepared in accordance with GAAP consistently applied and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the respective parties at the dates indicated and for the periods then ending.

                  (ii) Each party shall provide to the other party promptly after they become available copies of all financial statements and proxy statements issued to either party's shareholders and/or directors after December 31, 1996, or to be issued at or prior to the Effective Date.

                  (iii) Each party has delivered or shall deliver, to the other party true and complete copies of its Annual Report to Shareholders for the years ended December 31, 1996, 1995 and 1994, all periodic reports (including interim quarterly financial statements) since December 31, 1994, all proxy statements and other written material furnished to its shareholders since December 31, 1994, and all other material reports, including year-end call reports, relating to Sierra or CCBC filed by Sierra or CCBC with the SEC, the FRB, the Commissioner or the FDIC during 1994 through 1996 and in 1997 prior to the Effective Date. As of its date, each of the documents described in the preceding sentence complied or shall comply in all material respects with all legal and regulatory requirements applicable thereto.

         (d) Press Releases. Neither party shall issue any press release or written statement for general circulation relating to this Agreement unless previously provided to the other party for review and approval (which approval will not be unreasonably withheld or delayed) and shall cooperate with the other party in the development and distribution of all news releases and other public information disclosures with respect to the Bank Merger, the Merger, this Agreement or the Agreement and Plan of Merger or Bank Merger Agreement; provided that either party may, without the consent of the other party, make any disclosure with regard to this Agreement that it determines, upon advice of counsel, is required under any applicable law or regulation.

         (e) Access to Properties, Books and Records; Confidentiality. Prior to the Effective Date, each party shall (except as may be prohibited by applicable law) give the other party and its officers, employees, agents and representatives full access, during normal business hours and upon reasonable notice, to all of its properties, books, contracts, records and facilities including, but not limited to, the corporate, financial and operational records, papers, reports, instructions, procedures, tax returns and filings, tax settlement letters, material contracts or commitments, regulatory examinations and correspondences. Each party shall also use its reasonable best efforts to cause its independent accounting firm to make available to the other party, its accountants, counsel and other agents, to the extent reasonably requested in connection with such review, such firm's work papers and documentation relating to its work papers and its audits of the books and records of each party. Each party shall make available to the other originals or copies, at the responding party's election, of such documents and records as the other may reasonably request. The availability or actual delivery of such information about either party shall not affect the covenants, representations and warranties of either party contained in this Agreement, the Bank Merger Agreement and the Agreement and Plan of Merger. Each party shall respond to any written request for information promptly and in all cases within 10 days after receipt of such request. Each party shall use its reasonable best efforts to cause its officers, directors, employees, auditors and attorneys to cooperate with the other in its reasonable requests for information except that no information which is reasonably determined to be the subject of the attorney client privilege shall be required to be disclosed. Each party shall treat as confidential all such information in the same manner as each party treats similar confidential information of its own, and if this Agreement is terminated, each party shall continue to treat all such information as confidential and to cause its employees to keep all such information confidential and shall return such documents therefore delivered by the other party as the other party shall request, and shall use such information, or cause it to be used, solely for the purposes of evaluating and completing the transactions contemplated hereby; provided that each party may disclose any such information to the extent required by federal or state securities laws or otherwise required by any governmental agency or authority, or by generally accepted accounting principles. The foregoing confidentiality obligations shall not apply in respect of any information publicly available or to any information previously known to the party in question, the use of which is not otherwise restricted.

         (f) Additional Agreements. In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation and the Surviving Bank with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger and the Bank Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by, and at the sole expense of, Sierra. Pending the Effective Date, Sierra and CCBC shall consult with one another and cooperate as reasonably requested by Sierra to facilitate the integration of their respective operations as promptly as practicable after the Effective Date. Such cooperation shall include, if requested, communicating with employees, customers and depositors; consultation regarding material contracts, renewals, and capital commitments to be entered into by CCBC; coordination regarding third-party service agreements with a view to providing common products and services as expeditiously as practicable following the Effective Date; making arrangements for employee training prior to the Effective Date; and taking action to facilitate an orderly conversion of data processing operations to occur promptly following the Effective Date, provided that the cooperation required under this
Section 3.1(f) shall not be deemed to require actions that would materially delay or impede the Merger.

         (g) Advice of Changes. Sierra and CCBC shall promptly advise the other party of any change or event having, or that would be reasonably likely to have, a material adverse effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

         (h) Legal Conditions to Merger. Each of Sierra and CCBC shall use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper, or advisable to comply promptly with all legal requirements which may be imposed on such party with respect to the Merger and, subject to the respective conditions set forth in Sections 7 and 8 hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and any other third party which is required to be obtained by CCBC or Sierra in connection with the Merger and the other transactions contemplated by this Agreement.

         3.2  Covenants of CCBC.

         (a) Approval by Shareholders. CCBC shall cause the Merger, the Bank Merger, this Agreement, the Bank Merger Agreement and the Agreement and Plan of Merger to be submitted promptly for the approval of its shareholders in the most expeditious manner available to cause approval of the Merger and Bank Merger at a meeting to be called and held in accordance with applicable laws. CCBC shall cause the Joint Proxy Materials (as defined in Section 6.1), when approved or otherwise deemed effective, with any amendments thereto that may, in the judgment of its counsel, be necessary or desirable, to be mailed to shareholders of Bancshares. Subject to the fiduciary duty of the Board of Directors of Bancshares, the Joint Proxy Materials shall include therein a recommendation that Bancshares shareholders vote to approve the proposed Merger. The Joint Proxy Materials shall be subject to prior approval by Sierra. In the event that such is required by applicable securities laws, Sierra shall prepare for inclusion in the Joint Proxy Materials an appropriate registration statement/prospectus which CCBC shall assist with by providing such information and documents as may be required in an expeditious and timely manner. Bancshares shall hold its shareholder meeting as soon as possible but no later than March 31, 1998 unless prevented from doing so by the regulatory authorities or by delays in obtaining or conditions imposed by the Government Approvals. Subject to its continuing fiduciary duty to the shareholders of Bancshares, the members of the Board of Directors of Bancshares shall at all times prior to and during such meeting of its shareholders recommend that the transactions contemplated hereby be adopted and approved and, subject to such duty, use its reasonable best efforts to cause such adoption and approval.

         (b) Compensation. Except for obligations under contracts with executive officers including salary continuation plans and standard annual review of employees and the normal wage increases incident thereto and subject to the provision of Section 2.7(a) hereof, CCBC shall not make or approve any increase in the compensation payable or to become payable by it to any of its directors, officers, employees or agents (including but not limited to compensation through any profit sharing, pension, retirement, severance, incentive or other employee benefit program or arrangement), provided that CCBC may, with the prior written consent of Sierra, make agreements to provide special bonus payments not to exceed six months salary to retain employees who are deemed necessary to complete the Merger and the Bank Merger; nor shall any bonus payment or any agreement or commitment to make a bonus payment be made other than the obligations to make distributions reflecting 1997 profits under Bancshares' profit sharing plan and obligations under the 1997 bonus plans, nor shall any stock option, warrant or other right to acquire capital stock be granted; nor shall any existing employment agreement be extended or renewed or modified on terms more favorable to the employee than those that are currently contained in such contract; nor shall any employment agreement (other than any such employment agreement that may arise by operation of law upon the hiring of any new employee) or consulting agreement be entered into by CCBC with any such directors, officers, employees or agents unless Sierra has given its prior written consent. Without prior notification to Sierra, CCBC shall not hire any new employee at an annual rate in excess of current customary practice or, in any event, in excess of $40,000 per year.

         (c) Conduct of Business in the Ordinary Course.  Prior to the Effective
Date:

                  (i) Except as expressly contemplated or permitted in this Agreement, CCBC shall conduct its businesses in the Ordinary Course as heretofore conducted. For purposes of this Agreement, the "Ordinary Course" of CCBC shall consist of banking and related businesses as presently conducted or consistent with good banking practices and permitted under applicable laws. Unless Sierra has given its previous written consent to any act or omission to the contrary (which Sierra shall not unreasonably withhold), CCBC shall, until the Effective Date, cause its officers to use their reasonable best efforts to:

                      (A) preserve its business and business organizations intact;

                      (B) preserve the good will of customers and others having business relations with it and take no action that would impair the benefit to the other party of the goodwill of it or the other benefits of the Merger;

                      (C) consult with Sierra as to the making of any decisions or the taking of any actions in matters other than in the Ordinary Course and cooperate with all reasonable requests of Sierra that, in the reasonable judgment of Sierra, are necessary to successfully complete the transactions contemplated by this Agreement, including permitting a designated representative or representatives of Sierra to attend and participate
(but not vote) in all loan committee meetings and board of directors meetings, provided such Sierra representative may be excluded from any portion of a board of directors meeting which relates to the Merger or any examination report or response thereto, or is reasonably determined to be the subject of the attorney client privilege;

                      (D) maintain its properties in customary repair, working order and condition (reasonable wear and tear excepted);

                      (E) comply in all material respects with all laws, regulations and decrees applicable to the conduct of its business;

                      (F) keep in force at not less than its present limits all policies of insurance, including deposit insurance of the FDIC, to the extent reasonably practicable in light of the prevailing market conditions in the insurance industry;

                      (G) keep available to the other party the services of its present officers and employees
(it being understood that both parties shall have the right to terminate the employment of any of its officers or employees in accordance with its established employment procedures);

                      (H) comply in all material respects with all orders, agreements and memoranda of understanding with respect to it made by or with any regulatory authority of competent jurisdiction, and promptly forward to the other party all communications received from any such authority that are not prohibited by such authority from being so disclosed and inform the other party of any material restrictions imposed by any governmental authority on its business;

                      (I) file in a timely manner (taking into account any extensions duly obtained) all reports, tax returns and other documents required to be filed with federal, state, local and other authorities;

                      (J) conduct an environmental audit prior to foreclosure on any property concerning which it has knowledge, or should have knowledge, that asbestos or asbestos-containing material, PCB's or PCB-contaminated materials, any petroleum product, or hazardous substance or waste (as defined under any applicable environmental laws) was or is present, manufactured, recycled, reclaimed, released, stored, treated, or disposed of, and provide the results of such audit to and consult with the other party regarding the significance of the audit prior to the foreclosure on any such property;

                      (K) not make, renegotiate, renew, increase, extend or purchase any loans, advances or loan commitments, in each case to any of CCBC's officers, directors or any affiliated or related persons of such directors or officers except in the Ordinary Course consistent with CCBC's established loan procedures and in compliance with FRB Regulation O;

                      (L) not settle or otherwise take any action to release or reduce any of its rights with respect to any litigation involving a claim of more than $50,000 in which it is a party without the consent of Sierra which consent shall not be unreasonably withheld; and

                      (M) maintain an allowance for loan losses which shall be in substantial compliance with the comments of the FDIC in its most recent Report of Examination.

                  (ii)CCBC shall not, without first having obtained the written consent of Sierra which consent shall not be unreasonably withheld, cause its officers to:

                      (A) commit itself to any loan or renewal or restructure of an existing loan with a principal amount in excess of $100,000 if unsecured, or in excess of $500,000 and with a loan-to-value ratio above 75% if secured by real property, provided that Sierra's consent shall be deemed given unless it objects and states the basis of its objection in writing, or verbally with prompt written confirmation, within two business days after receipt of written notice directed to the Chief Credit Officer of Sierra, together with sufficient supporting information to allow Sierra to make an informed judgment, and Sierra shall not unreasonably withhold its consent; provided, further, that any consent given by Sierra shall be binding only if given by such person or persons who are identified in writing by Sierra;

                      (B) purchase or sell any investment security with a maturity in excess of three years;

                      (C) issue any certificate of deposit in excess of 12 months with a rate of interest in excess of the rate sheets provided weekly to CCBC by Sierra or any other certificate of deposit in excess of 50 basis points greater than the rates set forth on the rate sheets provided weekly to CCBC by Sierra;

                      (D) enter into or renew any contract having a duration extending beyond 9 months from the date of this Agreement, whether or not in the Ordinary Course.

                      (E) sell, lease, pledge, assign, encumber or otherwise dispose of any of its assets except other real estate owned or other property in the Ordinary Course, in each case for adequate value, without recourse and consistent with its customary practice; or

                      (F) take any action to create, relocate or terminate the operations of any banking office or branch, or to form any new subsidiary or affiliated entity;

                  (iii) Except as otherwise specifically provided, it is understood and agreed by the parties hereto that any consent sought of Sierra or required by CCBC pursuant to any provision of this Agreement shall be deemed to be given following five (5) business days advanced notice by CCBC to Sierra, which notice shall include such information as Sierra shall reasonably request.

                  (iv) CCBC shall conduct its business, in all material respects, in accordance with its 1997-1998 operating and revenue budgets heretofore delivered to Sierra and shall deliver to Sierra monthly reports in sufficient detail to demonstrate material compliance with such budgets.

         (d)  No Merger or Solicitation.

                  (i) Prior to the Effective Date, CCBC and its Boards of Directors and officers shall not initiate negotiations toward, or otherwise effect or agree to effect, any Business Combination involving CCBC, acquire or agree to acquire any of its own capital stock or the capital stock (except in a fiduciary capacity) or assets (except in the Ordinary Course) of any other entity, or commence any proceedings for winding up and dissolution affecting CCBC, provided, however, that to the extent required by the fiduciary obligations of the Board of Directors of CCBC, as determined in good faith by the Board of Directors based on the advice of counsel, CCBC shall not be prohibited from reviewing or responding in any way to unsolicited proposals involving a Business Combination.

                  (ii)Prior to the Effective Date, neither CCBC nor any officer, director or affiliate of CCBC, nor any investment banker, attorney, accountant or other agent, advisor or representative retained by CCBC shall (A) solicit or initiate, directly or indirectly, any inquiries, discussions or proposals for, continue, propose or enter into discussions or negotiations looking toward, or enter into any agreement or understanding providing for, any Business

Combination with CCBC; or (B) disclose, directly or indirectly, any nonpublic information to any corporation, partnership, person or other entity or group concerning CCBC's business and properties or afford any such other party access to CCBC's properties, books or records or otherwise assist or encourage any such other party in connection with the foregoing except in satisfaction of the Board of Directors' fiduciary duties as determined on the advice of counsel; or (C) furnish or cause to be furnished any information concerning the business, financial condition, operations, properties or prospects of CCBC to another person, having any actual or prospective role with respect to any such transaction, provided, however, that to the extent required by the fiduciary obligations of the Board of Directors of CCBC, as determined in good faith by the Board of Directors based on the advice of counsel, CCBC shall not be prohibited from reviewing or responding in any way to unsolicited proposals involving such transactions.

                  (iii) CCBC shall notify Sierra immediately of the details of any indication of interest of any person, corporation, firm, association or group to acquire by any means a controlling interest in it or engage in any Business Combination with it.

         (e) Changes in Capital Stock; Dividends. At or after the date hereof and at or prior to the Effective Date, except with the prior written consent of Sierra or as otherwise provided in this Agreement:

                  (i) Bancshares shall not amend its Certificate of Incorporation or Bylaws; other than pursuant to an outstanding stock option agreement or the conversion of debentures make any change in its authorized, issued or outstanding capital stock or any other equity security; issue, sell, pledge, assign or otherwise encumber or dispose of, or purchase, redeem or otherwise acquire, any of its shares of capital stock or other equity securities or enter into any agreement, call or commitment of any character to do so; grant or issue any stock option relating to, right to acquire, or security convertible into, shares of its capital stock or other equity security; purchase, redeem, retire or otherwise acquire (other than in a fiduciary capacity) any shares of, or any security convertible into, capital stock or other equity security of its companies, or agree to do any of the foregoing, except as expressly provided herein; and

                  (ii)Bancshares shall not declare, set aside or pay any cash or stock dividend or other distribution in respect of its common stock other than regular cash dividends not to exceed $0.15 per share on a quarterly basis.

         (f) Employee Welfare Benefit Plans. CCBC agrees that its employee welfare benefit plans, as defined in Section 3(1) of ERISA, may be terminated, frozen, modified or merged into Sierra's employee welfare benefit plans as of or after the Effective Date, as determined by Sierra, in each case consistent with
Section 4980B of the Internal Revenue Code ("IRC"). On the Effective Date, CCBC employees will commence participation in Sierra's welfare benefit plans on the same terms and limitations as Sierra employees.

         (g) Shareholder Lists and Other Information. After execution hereof, Bancshares shall from time to time make available to Sierra, upon request, a list of its shareholders and their addresses, a list showing all transfers of the its common stock and such other information as Sierra shall reasonably request regarding both the ownership and prior transfers of Bancshares' common stock.

         (h) Capital Commitments and Expenditures. After the execution of this Agreement, no new capital commitments shall be entered into and no capital expenditures shall be made by CCBC, including but not limited to creation of any new branches and acquisitions or leases of real property, except commitments or expenditures within existing operating and capital budgets furnished to and approved by Sierra and commitments and expenditures not exceeding $25,000 in the aggregate.

         (i) Asset Review. CCBC shall continue to engage its internal asset review examiners to identify potential losses with respect to loans and other assets on its books and who shall have reviewed all nonperforming loans, including other real estate owned, and other classified or criticized assets as of a date within the end of the month preceding the Determination Date. CCBC shall promptly provide a copy of such reports to Sierra. Between the date of this Agreement and the end of the month preceding the Determination Date, all assets of CCBC, including classified or criticized and NPAs, may be reviewed by Sierra and Sierra shall provide, not later than the last day of the month preceding the Determination Date, a report thereon to CCBC setting forth Sierra's grading or other assessment thereof (including accounting treatment and loss recognition) utilizing CCBC's regular loan/OREO review criteria consistent with GAAP and RAP. CCBC may either accept and implement Sierra's grading or other assessments (including accounting treatment and loss recognition) concerning loans or OREO, or, if it does not agree with Sierra's conclusions as set forth in the report, refer the matter for resolution by the independent loan and appraisal experts agreed to in writing by the parties (the "Independent Loan Reviewer" or "Independent Appraiser") who shall immediately review and/or appraise said loan(s) or OREO utilizing CCBC's regular loan/OREO review criteria consistent with GAAP and RAP. The parties agree that if the Independent Loan Reviewer believes it necessary to retain an Independent Appraiser (or if such an Appraiser is required by the penultimate sentence below), the selection and supervision thereof of said Appraiser shall be at the discretion and under the control of the Independent Loan Reviewer. CCBC agrees to recognize on its books and records all loan losses and record all OREO at their net realizable value (and record related OREO expenses) based on the review/appraisal by the Independent Loan Reviewer or Independent Appraiser no later than the Determination Date. Sierra and CCBC agree to accept the determinations of the Independent Loan Reviewer and Independent Appraiser. With respect to any OREO, based on all known information available from time to time, if it appears that the then current independent appraisals may not be accurate or upon request of and at the expense of Sierra, CCBC shall immediately obtain updated independent appraisals by an Independent Appraiser (utilizing CCBC's regular criteria consistent with GAAP and RAP) and provide copies of all such appraisals to Sierra. Any new or additional writedowns or OREO expenses shall be recorded immediately upon receiving any updated independent appraisal. The costs of the neutral loan reviewer shall be shared equally by the parties.

         (j) Execution of Stock Option Agreement. Concurrently with the execution of this Agreement and as a condition thereto, Bancshares shall have executed and delivered a stock option agreement (the "CCBC Stock Option Agreement") which grants to Sierra an option to acquire up to 19.9% of the issued and outstanding CCBC Shares including unconverted debentures and unexercised options to acquire CCBC Shares (including the CCBC Shares to be granted pursuant to the CCBC Stock Option Agreement upon the occurrence of certain circumstances, substantially in the form of Exhibit C hereto.

         (k) Pre-Closing Adjustments. On or before the Effective Date, CCBC shall, in a manner mutually satisfactory to the parties, establish such additional accruals and reserves consistent with GAAP and RAP as may be directed by Sierra; provided, however, that CCBC shall not be required to take such action (a) more than five days prior to the Effective Date, (b) unless Sierra agrees in writing that all conditions to closing set forth in Section 7 have been satisfied or waived, and (c) unless CCBC shall have received a written waiver by Sierra of its rights to terminate this Agreement, and no accrual or reserve made by CCBC pursuant to this Section 3.2(k) or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provisions of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

         3.3  Covenants of Sierra.

         (a) Approval by Shareholders. Sierra shall cause the Merger, the Bank Merger, this Agreement, the Bank Merger Agreement and the Agreement and Plan of Merger to be submitted promptly for the approval of its shareholders in the most expeditious manner available to cause approval of the Merger and Bank Merger at a meeting to be called and held in accordance with applicable laws. Sierra shall cause the Joint Proxy Materials (as defined in Section 6.1), when approved or otherwise deemed effective, with any amendments thereto that may, in the judgment of its counsel, be necessary or desirable, to be mailed to shareholders of Bancorp. Subject to the fiduciary duty of the Board of Directors of Bancorp, the Joint Proxy Materials shall include therein a recommendation that Bancorp shareholders vote to approve the proposed Merger. The Joint Proxy Materials shall be subject to prior approval by Sierra. In the event that such is required by applicable securities laws, Sierra shall prepare an appropriate registration statement/prospectus which CCBC shall assist with by providing such information and documents as may be required in an expeditious and timely manner. Bancorp shall hold its shareholder meeting as soon as possible but no later than March 31, 1998 unless prevented from doing so by the regulatory authorities or by delays in obtaining or conditions imposed by the Government Approvals. Subject to its continuing fiduciary duty to the shareholders of Bancorp, the members of the Board of Directors of Bancorp shall at all times prior to and during such meeting of its shareholders recommend that the transactions contemplated hereby be adopted and approved and, subject to such duty, use its reasonable best efforts to cause such adoption and approval.

         (b) Conduct of Business in the Ordinary Course.  Prior to the Effective
Date:

                  (i) In the event that Sierra undertakes any transaction or series of transactions outside the ordinary course of business prior to the Effective Date, as soon as is practicable following the determination to proceed with such a transaction or transactions, Sierra shall advise the board of directors of CCBC of such determination. For purposes of this Agreement, the "Ordinary Course" of Sierra shall consist of banking and related businesses as permitted under applicable banking laws. Unless CCBC has given its previous written consent to any act or omission to the contrary, Sierra shall, until the Effective Date, cause its officers to use their reasonable best efforts to:

                      (A) preserve its business and business organizations intact;

                      (B) preserve the good will of customers and others having business relations with it and take no action that would materially impair the benefit to the other party of the goodwill of it or the other benefits of the Merger;

                      (C) permit Walter O. Sunderman to attend and participate (but not vote) in all loan committee meetings, provided such CCBC representative may be excluded from any portion of a meeting which relates to the Merger or any examination report or response thereto, or is reasonably determined to be the subject of the attorney client privilege;

                      (D) maintain its properties in customary repair, working order and condition (reasonable wear and tear excepted);

                      (E)  comply  with  all  laws,   regulations   and  decrees
applicable to the conduct of its business;

                      (F) use its reasonable best efforts to keep in force at not less than its present limits all policies of insurance, including deposit insurance of the FDIC, to the extent reasonably practicable in light of the prevailing market conditions in the insurance industry;

                      (G) comply with all orders, agreements and memoranda of understanding with respect to it made by or with any regulatory authority of competent jurisdiction;

                      (H) file in a timely manner (taking into account any extensions duly obtained) all reports, tax returns and other documents required to be filed with federal, state, local and other authorities;

                      (I) not sell, lease, pledge, assign, encumber or otherwise dispose of any of its assets except for adequate value, without recourse and consistent with its customary practice; and

                      (J) not make, renegotiate, renew, increase, extend or purchase any loans, advances or loan commitments, in each case to any of its officers, directors or any affiliated or related persons of such directors or officers except in the Ordinary Course consistent with its established loan procedures and in compliance with FRB Regulation O.

                  (ii)It is understood and agreed by the parties hereto that any consent sought of CCBC or required by Sierra pursuant to any provision of this Agreement shall be deemed to be given following five (5) business days advanced notice by Sierra to CCBC, which notice shall include such information as CCBC shall reasonably request or unless the comments of CCBC have been addressed by Sierra.

         (c) Dividends. At or after the date hereof and at or prior to the Effective Date, except for stock dividends for which adjustments are provided in
Section 2.5 or with the prior written consent of CCBC or as otherwise provided in this Agreement, Sierra shall not declare, set aside or pay any cash dividend or other distribution in respect of its common stock other than, in the discretion of the board of directors of Sierra, regular cash dividends not to exceed $0.50 per share on an annual basis.

         (d)  Indemnification; Insurance.

              (i) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of CCBC ("Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director or officer of CCBC or any predecessor or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Date, Sierra shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney's fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation and in the event of any such threatened or actual claim, action, suit, proceeding, or investigation (whether asserted or arising before or after the Effective Date), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Sierra; provided, however, that (1) Sierra shall have the right to assume the defense thereof and upon such assumption Sierra shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Sierra elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Sierra and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Sierra, and Sierra shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Sierra shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless an Indemnified Party shall have reasonably concluded; based on the advice of counsel, that in order to be adequately represented, separate counsel is necessary for such Indemnified Party, in which case, Sierra shall be obligated to pay for such separate counsel, (3) Sierra shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and
(4) Sierra shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 3.3(d), upon learning of any such claim, action, suit, proceeding or investigation, shall notify Sierra thereof, provided that the failure to so notify shall not affect the obligations of Sierra under this Section 3.3(d) except to the extent such failure to notify materially prejudices Sierra. Sierra's obligations under this Section 3.3(d) continue in full force and effect for a period of four (4) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim ("Claim") asserted or made within such period shall continue until the final disposition of such Claim and provided further that Sierra shall have the right of setoff against any payments required to be made by Sierra to an Indemnified Party pursuant to this Section 3.3(d) to the extent that such Indemnified Party shall have received the indemnification to which such Indemnified Party is entitled from an insurer under a directors' and officers' liability insurance policy maintained by CCBC or Sierra.

              (ii)Sierra, from and after the Effective Date, will directly or indirectly cause the persons who served as directors or officers of CCBC on or before the Effective Date to be covered by Sierra's existing directors' and officers' liability insurance policy (provided that Sierra may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) or so-called tail coverage obtained in connection with CCBC's directors' and officers' liability insurance policies in effect as of the Effective Date; provided that Sierra shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid as of the date hereof by CCBC for such insurance. Subject to the preceding sentence, such insurance coverage, shall commence on the Effective Date and will be provided for a period of no less than three years after the Effective Date. From the date hereof through the Effective Date and subject to the foregoing, CCBC shall use its best efforts to arrange for tail coverage related to its then current policies of directors' and officers' liability insurance and following the Effective Date Sierra shall exercise those rights which it may have to in order to commence such coverage.

              (iii) In the event Sierra or any of its successors or assigns (A) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (B) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Sierra assume the obligations set forth in this section. The provisions of this Section 3.3(d) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

Section 4.  REPRESENTATIONS AND WARRANTIES OF CCBC.

         CCBC represents and warrants to Sierra that, except as set forth in writing corresponding in number with the applicable section:

         4.1 Corporate Status and Power to Enter Into Agreements. (i) Bancshares is a corporation duly incorporated, validly existing under Delaware law and in good standing under the laws of the states of Delaware and California, (ii) subject to the Government Approvals and to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Bancshares, CCBC has all necessary corporate power to enter into this Agreement, the Bank Merger Agreement and the Agreement and Plan of Merger and to carry out all of the terms and provisions hereof and thereof to be carried out by it, (iii) CPB is a California banking corporation duly licensed by the Commissioner to engage in the business of commercial banking in California at its principal office in Vacaville, California and at its branch offices and (iv) neither Bancshares nor CPB is subject to any order of the FRB, the FDIC, the Commissioner or any other regulatory authority having jurisdiction over its business or any of its assets or properties. Neither the scope of the business of CCBC nor the location of its properties requires it to be licensed to do business in any jurisdiction other than the State of California. CPB's deposits are insured by the FDIC to the maximum extent permitted by applicable law and regulation.

         4.2 Articles, Bylaws, Books and Records. The copies of the Certificate of Incorporation of Bancshares, Articles of Incorporation of CPB and Bylaws of CCBC heretofore delivered to Sierra are complete and accurate copies thereof as in effect on the date hereof. The minute books of CCBC made available to Sierra contain a complete and accurate record of all meetings of CCBC's Board of Directors (and committees thereof) and shareholders. The corporate books and records (including financial statements) of CCBC fairly reflect the material transactions to which CCBC is a party or by which its properties are subject or bound, and such books and records have been properly kept and maintained.

         4.3 Compliance With Laws, Regulations and Decrees. CCBC (i) has the corporate power to own or lease its properties and to conduct its business as currently conducted, (ii) has complied with, and is not in default of any laws, regulations, ordinances, orders or decrees applicable to the conduct of its business and the ownership of its properties, including but not limited to all federal and state laws (including but not limited to the Bank Secrecy Act), rules and regulations relating to the offer, sale or issuance of securities, and the operation of a commercial bank other than where such noncompliance or default is not likely to result in a material limitation on the conduct of its business or is not likely to otherwise have a material adverse effect on CCBC taken as a whole, (iii) has not failed to file with the proper federal, state, local or other authorities any material report or other document required to be filed, and (iv) has all approvals, authorizations, consents, licenses, clearances and orders of, and has currently effective all registrations with, all governmental and regulatory authorities which are necessary to the business and operations of CCBC as now being conducted.

         4.4 Capitalization. As of October 31, 1997, the authorized capital stock of Bancshares consists of 4,000,000 CCBC Shares, $0.10 par value, of which 1,096,331 are duly authorized, validly issued, fully paid and nonassessable and currently outstanding, 1,000,000 shares of preferred stock none of which is outstanding. Said stock has been issued in compliance with all applicable securities laws. As of October 31, 1997, there were outstanding $2,503,000 of Bancshares debentures ("Bancshares Debentures") convertible into 196,314 CCBC Shares. There are currently outstanding options to purchase 129,036 CCBC Shares, at a weighted average exercise price of $10.82 per share, issued pursuant to its 1990 and 1993 Stock Option Plan. Said options were issued and, upon issuance in accordance with the terms of the outstanding options said shares shall be issued, in compliance with all applicable securities laws. Otherwise, there are no outstanding (i) options, agreements, calls or commitments of any character which would obligate Bancshares to issue, sell, pledge, assign or otherwise encumber or dispose of, or to purchase, redeem or otherwise acquire, any Sierra common stock or any other equity security of Bancshares, or (ii) warrants or options relating to, rights to acquire, or debt or equity securities convertible into, shares of Bancshares common stock or any other equity security of Bancshares. The outstanding common stock of Bancshares has been duly and validly registered with the SEC pursuant to the 1934 Act, to the extent required thereunder

         4.5 Equity Interest in Any Entity. Except as collateral for outstanding loans held in its loan portfolio and its ownership of CPB and its wholly owned subsidiary, CCBC does not own, directly or indirectly, any equity interest in any bank, corporation or other entity.

         4.6 Financial Statements, Regulatory Reports. No financial statement or other document to be provided to Sierra by CCBC under this Agreement, as of the date of such document, contained, or as to documents to be delivered after the date hereof, will contain, any untrue statement of a material fact, or, at the date thereof, omitted or will omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were or will be made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of any earlier date. CCBC has filed all material documents and reports required to be filed by it with the SEC, the FRB, the FDIC, the Commissioner and any other governmental authority having jurisdiction over its business or any of its assets or properties. All such reports conform in all material respects with the requirements promulgated by such regulatory agencies. All compliance or corrective action relating to CCBC required by governmental authorities and regulatory agencies having jurisdiction over either Bancshares or CPB have been taken, including compliance with any of the FRB, the FDIC or the Commissioner in their most recent Reports of Examination. CCBC's composite CAMELS rating in its most recent Reports of Examination is a "1" or a "2" and its CRA rating is "outstanding" or "satisfactory' and CCBC has not been notified formally or informally that such ratings may be changed by any bank regulatory agency having authority over CCBC. CCBC has not received any notification, formally or informally, from any agency or department of any federal, state or local government or any regulatory agency or the staff thereof (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such government or regulatory authority enforces, where such non-compliance or default is likely to result in a material limitation on the conduct of its business or is not likely to otherwise have a material adverse effect on CCBC taken as a whole, or (ii) threatening to revoke any license, franchise, permit or governmental authorization. CCBC has paid all assessments made or imposed by any governmental agency. CCBC has delivered to Sierra copies of all annual management letters and opinions, and has made available to Sierra for inspection all reviews, correspondence and other documents in the files of CCBC prepared by its independent accounting firm delivered to CCBC since December 31, 1996. The financial records of CCBC have been, and are being and shall be, maintained in all material respects in accordance with all applicable legal and accounting requirements sufficient to insure that all transactions reflected therein are, in all material respects, executed in accordance with management's general or specific authorization and recorded in conformity with generally accepted accounting principles at the time in effect. The data processing equipment, data transmission equipment, related peripheral equipment and software used by CCBC in the operation of its business to generate and retrieve its financial records are adequate for the current needs of CCBC.

         4.7  Tax Returns.

                  (i) CCBC has timely filed (taking into account any  extensions duly  obtained)  all  federal,  state,  county,  local and  foreign  tax returns required to be filed by it, including, without limitation, estimated tax, use tax, excise tax, real property and personal property tax reports and returns, employer's withholding tax returns, other withholding tax returns and Federal Unemployment Tax Returns, and all other reports or other information required or requested to be filed by it, and each such return, report or other information was, when filed, complete and accurate in all material respects. CCBC has paid all taxes, fees and other governmental charges, including any interest and penalties thereon, shown on such returns as due, except those that are being contested in good faith, which contested matters have been disclosed to Sierra and are disclosed on Schedule 4.7 hereto. CCBC has not been requested to give or has given any currently effective waivers extending the statutory period of limitation applicable to any tax return required to be filed by it for any period. Other than as disclosed in writing to Sierra, there are no claims pending against CCBC for any alleged deficiency in the payment of any taxes, and no officer of CCBC responsible for tax matters knows of any pending or threatened audits, investigations or claims for unpaid taxes or relating to any liability in respect of any taxes. As to such tax claims, CCBC has accrued on its books an amount that is believed to be sufficient to pay all such taxes, including interest and penalties that may be due, and has reduced tangible shareholders' equity by such amount. There has been no event, including a change in ownership, that would result in a reappraisal and establishment of a new base-year full value for purposes of Article XIII.A of the California Constitution, of any real property owned in whole or in part by CCBC or to CCBC's knowledge, of any real property leased by CCBC.

                  (ii)CCBC has delivered to Sierra copies of all its income and franchise tax returns with respect to taxes payable to the United States of America and the State of California for the fiscal years ended December 31, 1995 and 1996.

                  (iii) No consent has been filed  relating to CCBC  pursuant to
Section 341(f) of the IRC.

         4.8 Material Adverse Change. Except as heretofore disclosed in writing by CCBC to Sierra, since December 31, 1996, there has been (i) no material adverse change in the business, assets, licenses, permits, franchises, results of operations or financial condition of CCBC (whether or not in the Ordinary Course), (ii) no change in any of the assets, licenses, permits or franchises of CCBC that has had or can reasonably be expected to have a material adverse effect on any of the items listed in clause (i) above, (iii) no damage, destruction, or other casualty loss (whether or not covered by insurance) that has had or can reasonably be expected to have a material adverse effect on any of the items listed in clause (i) above, (iv) no amendment, modification, or termination of any existing, or entering into of any new, contract, agreement, plan, lease, license, permit or franchise that is material to the business, financial condition, assets, liabilities or operations of CCBC, except in the Ordinary Course; and (v) no disposition by CCBC of one or more assets that, individually or in the aggregate, are material to CCBC, except sales of assets in the Ordinary Course.

         4.9 No Undisclosed Liabilities. Except as previously disclosed and except for items for which reserves have been established or accrued and recorded in the audited balance sheets of CCBC as of December 31, 1996, CCBC has not incurred or discharged, and is not legally obligated with respect to any indebtedness, liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar arrangement) or obligation (accrued or contingent, whether due or to become due, and whether or not subordinated to the claims of its general creditors), which would have a material effect on the capital or earnings of CCBC other than as a result of operations in the Ordinary Course after such date. No agreement pursuant to which any loans or other assets have been or will be sold by CCBC entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by the seller, to cause CCBC to repurchase such loan or other asset or the buyer to pursue any other form of recourse against CCBC. CCBC has not knowingly made and shall not make any representation or covenant in any such agreement that contained or shall contain any untrue statement of a material fact or omitted or shall omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such representations and/or covenants were made or shall be made, not misleading. Other than regular quarterly dividends, no cash, stock or other dividend or any other distribution with respect to the stock of CCBC has been declared, set aside or paid, nor have any shares of the stock of CCBC been purchased, redeemed or otherwise acquired, directly or indirectly, by CCBC since December 31, 1996.

         4.10  Properties and Leases.

         (a) CCBC has good and marketable title, free and clear of all liens and encumbrances and the right of possession, subject to existing leaseholds, to all real properties and good title, free and clear of all liens and encumbrances, to all other property and assets, tangible and intangible, reflected in the CCBC balance sheet as of December 31, 1996 (except property held as lessee under leases disclosed in writing prior to the date hereof and except personal property sold or otherwise disposed of since December 31, 1996, in the Ordinary Course), except (i) liens for taxes or assessments not delinquent, (ii) such other liens and encumbrances and imperfections of title as do not materially affect the value of such property as reflected in the CCBC balance sheet as of December 31, 1996, or as currently shown on the books and records of CCBC and which do not interfere with or impair its present and continued use, (iii) exceptions disclosed in title reports and preliminary title reports, copies of which have been provided to Sierra. All tangible properties of CCBC conform in all material respects with all applicable ordinances, regulations and zoning laws. All tangible properties of CCBC are in a good state of maintenance and repair and are adequate for the current business of CCBC. No properties of CCBC, and, to CCBC's knowledge, no properties in which it holds a collateral or contingent interest or purchase option, are the subject of any pending or threatened investigation, claim or proceeding relating to the use, storage or disposal on such property of or contamination of such property by any toxic or hazardous waste material or substance. To CCBC's knowledge, CCBC does not own, possess or have a collateral or contingent interest or purchase option in any properties or other assets which contain or have located within or thereon any hazardous or toxic waste material or substance unless the location of such hazardous or toxic waste material or other substance or its use thereon conforms in all material respect with all federal, state and local laws, rules, regulations or other provisions regulating the discharge of materials into the environment. As to any asset not owned or leased by CCBC, CCBC has not controlled, directed or participated in the operation or management of any such asset or any facilities or enterprise conducted thereon, such that it has become an owner or operator of such asset under applicable environmental laws.

         (b) All properties held by CCBC under leases are held by it under valid, binding and enforceable leases, with such exceptions as are not material and do not interfere with the conduct of the business of CCBC, and CCBC enjoys quiet and peaceful possession of such leased property. CCBC is not in default in any respect under any material lease, agreement or obligation regarding its properties to which it is a party or by which it is bound.

         (c) Except as disclosed to Sierra in writing, all of CCBC's rights and obligations under the leases referred to in Section (b) above do not require the consent of any other party to the transactions contemplated by this Agreement and the Merger Agreements. Where required, CCBC shall obtain, prior to the Effective Date, the consent of all parties to any such transaction.

         4.11 Material Contracts. Except as previously disclosed to Sierra in writing and excluding loans, lines of credit, loan commitments or letters of credit to which CCBC is a party, CCBC is not a party to or bound by any contract or other agreement made in the Ordinary Course which involves aggregate future payments by or to CCBC of more than $25,000 and which is made for a fixed period expiring more than one year from the date hereof, and CCBC is not a party to or bound by any agreement not made in the Ordinary Course which is to be performed at or after the date hereof. Each of the contracts and agreements disclosed to Sierra pursuant to this Section is a legal and binding obligation (subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general applicability), and no material breach or default (and no condition which, with notice or passage of time, or both, could become a material breach or default) exists with respect thereto.

         4.12 Loans. CCBC has disclosed to Sierra in writing prior to the date hereof, and will promptly inform Sierra of the amounts of all loans, leases, other extensions of credit or commitments, or other interest-bearing assets of CCBC, that have been classified as of the date hereof or hereafter by any internal bank examiner or any bank regulatory agency or the Commissioner as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import in the case of loans (or that would have been so classified, in the case of other interest-bearing assets, had they been loans). CCBC has furnished and will continue to furnish to Sierra true and accurate information concerning the loan portfolio of CCBC, and no material information with respect to the loan portfolio has been or will be withheld from Sierra. All loans and investments of CCBC are legal, valid and binding obligations enforceable in accordance with its terms and are not subject to any setoffs, counterclaims or disputes (subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general applicability), except as disclosed to Sierra in writing or reserved for in the balance sheet of CCBC as of September 30, 1997, and were duly authorized under and made in compliance with applicable federal and state laws and regulations. CCBC does not have any extensions of credit, investments, guarantees, indemnification agreements or commitments for the same (including without limitation commitments to issue letters of credit, to create acceptances, or to repurchase securities, federal funds or other assets) other than those documented on the books and records of CCBC.

         4.13 Restrictions on Investments. Except for pledges to secure public and trust deposits and repurchase agreements in the Ordinary Course, none of the investments reflected in the CCBC unaudited balance sheet as of September 30, 1997, and none of the investments made by CCBC since September 30, 1997, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of CCBC to freely dispose of such investment at any time except as restricted by any applicable banking, securities or government regulations.

         4.14  Employment Contracts and Benefits.

         (a) CCBC shall deliver to Sierra an accurate list setting forth all bonus, incentive compensation, profit-sharing, pension, retirement, stock purchase, stock option, deferred compensation, severance, hospitalization, medical, dental, vision, group insurance, death benefits, disability and other fringe benefit plans, trust agreements, arrangements and commitments of CCBC (including but not limited to such plans, agreements, arrangements and commitments applicable to former employees or retired employees, or for which such persons are eligible), if any, together with copies of all such plans, agreements, arrangements and commitments that are documented, any and all contracts of employment and has made available to Sierra any Board of Directors' minutes (or committee minutes) authorizing, approving or guaranteeing such plans and contracts.

         (b) All contributions, premiums or other payments due from CCBC to (or under) any plan listed in subsection (a) have been fully paid or adequately provided for through periodic accruals or otherwise on its unaudited financial statements for the period ended September 30, 1997. Except as previously discussed, all accruals thereon (including, where appropriate, proportional accruals for partial periods) have been made in accordance with generally accepted accounting principles consistently applied on a reasonable basis.

         (c) To CCBC's actual knowledge without conducting due diligence, each plan listed in subsection (a) complies with all material requirements of (i) the Age Discrimination in Employment Act of 1967, as amended, and the regulations thereunder and (ii) Title VII of the Civil Rights Act of 1964, as amended, and the regulations thereunder.

         (d) To CCBC's actual knowledge without conducting due diligence, each plan listed in subsection (a) complied with all material requirements of the health care continuation coverage provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 and the regulations thereunder.

         (f) CCBC has heretofore disclosed in writing to Sierra the names of each director, officer and employee of CCBC.

         4.15 Compliance with ERISA. CCBC has not, since its inception, either maintained or contributed to an employee pension benefit plan, as defined in
Section  3(2)  of  ERISA,   including   multi-employer  plans,  other  than  the
Continental Pacific Bank Profit Sharing Plan (the "CCBC Plan") which was originally adopted by CCBC on November 1, 1988 and amended and restated as of January 1, 1996, and a true and accurate copy of which has been provided to Sierra. With respect to the CCBC Plan and its related trust (the "CCBC Trust"), as of the Effective Date to CCBC's actual knowledge based upon written communication from the California Bankers Association ("CBA") and any agents of the CBA responsible for oversight of the CCBC Plan and the CCBC Trust, (i) the CCBC Plan will in all material respects be (and currently is) in compliance with all the applicable requirements of Section 401(a) of the IRC, and the CCBC Trust will be exempt from income tax under Section 501(a) of the IRC; (ii) the CCBC Plan is a adaptation of a prototype document which has received a favorable opinion letter from the IRS, the qualified status of the CCBC Plan as adopted, under Section 401(a) of the IRC will be determined upon the filing with the IRS of a request for a favorable determination to be made before September 26, 1991, or such other date prescribed by the IRS, and the IRS has not raised any question on audit or otherwise with respect to the qualified status of the CCBC Plan or the CCBC Trust prior to the Effective Date; (iii) CCBC shall not have amended the CCBC Plan or administered the CCBC Plan in such a manner that would preclude the issuance of a favorable Determination Letter to the CCBC Plan and Trust; (iv) no contributions have exceeded the limitations set forth in Section 415 of the IRC; (v) all required and necessary filings with the IRS, Department of Labor and any other governmental agencies with respect to the CCBC Plan and CCBC Trust for all periods ending at or prior to the Effective Date will have been made on a timely basis by CCBC and the plan administrator; (vi) with respect to participation of CCBC employees in the CCBC Plan, there shall have been no material violation of Parts 1 and 4 of Subtitle B of Title I of ERISA or of Section 4975 of the IRC; and (vii) with respect to participation of CCBC employees in the CCBC Plan, there shall have been no action, claim or demand of any kind known to CCBC brought or threatened by any potential claimant or representative of such claimant under the CCBC Plan or CCBC Trust where CCBC may be either (A) liable directly on such action, claim or demand, or (B) obligated to indemnify any person, group of persons or entity with respect to such action, claim or demand, unless such action, claim or demand is covered by adequate reserves reflected in CCBC's September 30, 1997 unaudited financial statements or an insurer of CCBC has agreed to defend against and pay the amount of any resulting liability without reservation.

         4.16 Collective Bargaining and Employment Agreements. Except as provided in this Agreement or as previously disclosed to Sierra in writing, CCBC does not have any union or collective bargaining or written employment agreements, contracts or other agreements with any labor organization or with any member of management, or any management or consultation agreement not terminable at will by CCBC and no such contract or agreement has been requested by, or is under discussion by management with, any group of employees, any member of management or any other person. There are no material controversies pending between CCBC and any current or former employees, and to CCBC's knowledge, there are no efforts presently being made by any labor union seeking to organize any of such employees.

         4.17 Compensation of Officers and Employees. Except as previously disclosed to Sierra in writing, (i) no officer or employee of CCBC is receiving aggregate direct remuneration at a rate exceeding $60,000 per annum, and (ii) the consummation of the transactions contemplated by this Agreement, the Bank Merger Agreement and the Agreement and Plan of Merger will not (either alone or upon the occurrence of any additional or further acts or events) result in any payment (whether of severance pay or otherwise) becoming due from CCBC or Sierra to any employee of CCBC.

         4.18 Legal Actions and Proceedings. Except as previously disclosed to Sierra in writing, CCBC is not a party to, or so far as either of them is aware, threatened with, and to CCBC's knowledge, there is no reasonable basis for, any legal action or other proceeding or investigation before any court, any arbitrator of any kind or any government agency, and CCBC is not subject to any potential adverse claim, the outcome of which could involve the payment or receipt by CCBC of any amount in excess of $50,000, unless an insurer of CCBC has agreed to defend against and pay the amount of any resulting liability without reservation, or, if any such legal action, proceeding, investigation or claim will not involve the payment by CCBC of a monetary amount, which could materially adversely affect CCBC or its business or property or the transactions contemplated hereby. CCBC has no knowledge of any pending or threatened claims or charges under the Community Reinvestment Act, before the Equal Employment Opportunity Commission, the California Department of Fair Housing & Economic Development, the California Unemployment Appeals Board, or any human relations commission. There is no labor dispute, strike, slow-down or stoppage pending or, to CCBC's knowledge, threatened against CCBC.

         4.19  Execution and Delivery of the Agreements.

         (a) The execution and delivery of this Agreement have been duly authorized by the Boards of Directors of CCBC and, when the Merger, this Agreement, the Bank Merger Agreement and the Agreement and Plan of Merger have been or will be duly approved by the affirmative vote of the holders of a majority of the outstanding shares of Bancshares common stock at a meeting of shareholders duly called and held, the Merger, this Agreement and the Merger Agreements will be duly and validly authorized by all necessary corporate action on the part of CCBC.

         (b) This Agreement has been duly executed and delivered by CCBC and (assuming due execution and delivery by Sierra) constitutes, and the Bank Merger Agreement and the Agreement and Plan of Merger upon execution and delivery by CCBC (and assuming due execution and delivery by Sierra) will constitute, legal and binding obligations of CCBC in accordance with its terms except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditor's rights and remedies generally.

         (c) The execution and delivery by CCBC of this Agreement, the Bank Merger Agreement and the Agreement and Plan of Merger and the consummation of the transactions herein and therein contemplated (i) do not violate any provision of the Certificate of Incorporation of Bancshares, the Articles of Incorporation of CPB or Bylaws of CCBC or, to CCBC's knowledge, any provision of federal or state law or any governmental rule or regulation (assuming (A) receipt of the Government Approvals, (B) receipt of the requisite Bancshares shareholder approval, (C) due registration of the Sierra Shares under the Securities Act of 1933, as amended ("1933 Act"), (D) receipt of appropriate permits or approvals under state securities or "blue sky" laws, and (E) accuracy of the representations of Sierra set forth herein), and (ii) to CCBC's knowledge, do not require any consent of any person except as contemplated herein, conflict with or result in a breach of, or accelerate the performance required by any of the terms of, any material debt instrument, lease, license, covenant, agreement or understanding to which CCBC is a party or by which it is bound or any order, ruling, decree, judgment, arbitration award or stipulation to which CCBC is subject, or constitute a default thereunder or result in the creation of any lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon any of the properties or assets of CCBC.

         4.20 Retention of Broker or Consultant. Other than Van Kasper and Company, no broker, agent, finder, consultant or other party (other than legal, compliance, loan auditors and accounting advisors) has been retained by CCBC or is entitled to be paid based upon any agreements, arrangements or understandings made by CCBC in connection with any of the transactions contemplated by this Agreement or the Merger Agreements. Van Kasper and Company will render an opinion regarding the fairness of the Merger from a financial point of view. CCBC shall provide Sierra with a true and accurate copy of its agreement(s) with such firm. Except as previously disclosed, all costs related to such opinion shall be paid or accrued prior to the Effective Date.

         4.21 Insurance. CCBC is and continuously since its inception has been, insured with reputable insurers against all risks normally insured against by California commercial banks, and all of the insurance policies and bonds maintained by CCBC are in full force and effect, CCBC is not in default thereunder and all material claims thereunder have been filed in due and timely fashion. In the best judgment of the management of CCBC, such insurance coverage is adequate for CCBC. Except as disclosed to Sierra in writing, there has not been any damage to, destruction of, or loss of any assets of CCBC not covered by insurance that could materially and adversely affect the business, financial condition, properties, assets or results of operations of CCBC.

         4.22 Loan Loss Reserves. To the knowledge of CCBC's management, the allowance for loan losses as of the Effective Date will be adequate in all material respects under the requirements of all applicable state and federal laws and regulations to provide for possible loan losses on outstanding loans, net of recoveries.

         4.23 Transactions With Affiliates. Except as may arise in the Ordinary Course, CCBC has not extended credit, committed itself to extend credit, or transferred any asset to or assumed or guaranteed any liability of the employees or directors of CCBC, or any spouse or child of any of them, or to any of their "affiliates" or "associates" as such terms are defined in Rule 405 under the 1933 Act. CCBC has not entered into any other transactions with the employees or directors of CCBC or any spouse or child of any of them, or any of their affiliates or associates, except as disclosed in writing to Sierra. Any such transactions have been on terms no less favorable to CCBC than those which would prevail in an arms-length transaction with an independent third party.

         4.24 Information in Sierra Registration Statement. The information pertaining to CCBC which has been or will be furnished to Sierra for or on behalf of CCBC for inclusion in the Sierra Registration Statement and the Joint Proxy Materials, or in the applications to be filed to obtain the Government Approvals ("Applications"), does not and will not contain any untrue statement of any material fact or omit or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that information of a later date shall be deemed to modify information as of an earlier date. All financial statements of CCBC included in the Joint Proxy Materials will present fairly the financial condition and results of operations of CCBC at the dates and for the periods covered by such statements in accordance with generally accepted accounting principles consistently applied throughout the periods covered by such statements. CCBC shall promptly advise Sierra in writing if prior to the Effective Date CCBC shall obtain knowledge of any facts that would make it necessary to amend or supplement the Sierra

Registration Statement, the Joint Proxy Materials or the Applications, in order to make the statements therein not misleading or to comply with applicable law.

         4.25 Pooling of Interests. CCBC knows of no reason relating to it or any of its subsidiaries which would reasonably cause it to believe that the Merger will not qualify as a pooling of interests for financial accounting purposes.

         4.26 Derivatives Contracts; Structured Notes; Etc. Except as previously disclosed, CCBC is not a party to nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") nor does it own securities that (1) are referred to generically as "structured notes," high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (2) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidelines, and previously disclosed in writing to Sierra. All of such Derivatives Contracts or other instruments are legal, valid and binding obligations of CCBC enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. CCBC has duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to CCBC's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect.

         4.27 Accuracy of Representations and Warranties. No representation or warranty by CCBC, and no statement by CCBC in any certificate, agreement, schedule or other document furnished in connection with the transactions contemplated by this Agreement or the Merger Agreements, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation, warranty or statement not misleading to Sierra; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date.

Section 5.  REPRESENTATIONS AND WARRANTIES OF SIERRA.

         Sierra represents and warrants to CCBC that, except as set forth in writing corresponding in number to the appropriate section:

         5.1 Corporate Status and Power to Enter Into Agreements. (i) Bancorp is a corporation duly incorporated, validly existing and in good standing under California law, and is a registered bank holding company under the BHCA, (ii) subject to the approval of this Agreement and the transactions contemplated hereby by the Commissioner, the FDIC and, unless waived, the FRB, Sierra has all necessary corporate power to enter into this Agreement and the Merger Agreements and to carry out all of the terms and provisions hereof and thereof to be carried out by it, (iii) Sierra Bank is a California banking corporation duly licensed by the Commissioner to engage in the commercial banking business as now conducted by it, and (iv) neither Sierra nor any of its subsidiaries is subject to any order of the FRB, the FDIC, the Commissioner or any other regulatory authority having jurisdiction over its business or any of its assets or properties. Neither the scope of the business of Sierra nor the location of its properties requires it to be licensed to do business in any jurisdictions other than states of California and Nevada. Sierra Bank's deposits are insured by the FDIC to the maximum extent permitted by applicable law and regulation.

         5.2 Articles, Bylaws, Books and Records. The copies of the Articles of Incorporation and Bylaws of Sierra made available to CCBC are complete and accurate copies thereof as in effect on the date hereof. The minute books of Sierra contain a complete and accurate record of all meetings of Sierra's Boards of Directors (and committees thereof) and shareholders. The corporate books and records (including financial statements) of Sierra fairly reflect the material transactions to which Sierra is a party or by which its properties are subject or bound, and such books and records have been properly kept and maintained.

         5.3 Compliance With Laws, Regulations and Decrees. Sierra (i) has the corporate power to own or lease its properties and to conduct its business as currently conducted, (ii) has complied with, and is not in default of any laws, regulations, ordinances, orders or decrees applicable to the conduct of its business and the ownership of its properties, including but not limited to all federal and state laws (including but not limited to the Bank Secrecy Act), rules and regulations relating to the offer, sale or issuance of securities, and the operation of a commercial bank, other than where such noncompliance or default is not likely to result in a material limitation on the conduct of the business of Sierra or is not likely to otherwise have a material adverse effect on Sierra taken as a whole, (iii) has not failed to file with the proper federal, state, local or other authorities any material report or other document required to be to filed, and (iv) has all approvals, authorizations, consents, licenses, clearances and orders of, and has currently effective all registrations with, all governmental and regulatory authorities which are necessary to the business and operations of Sierra as now being conducted.

         5.4 Capitalization. As of October 31, 1997, the authorized capital stock of Sierra consists of 10,000,000 shares of Sierra common stock, no par value, of which 4,088,659 are duly authorized, validly issued, fully paid and nonassessable and currently outstanding, 9,800,000 shares of preferred stock none of which is outstanding, 200,000 shares of series A preferred stock none of which are issued or outstanding. Said stock has been issued in compliance with all applicable securities laws. There are currently outstanding options to purchase 345,383 shares of Sierra common stock, at a weighted average exercise price of $11.56 per share, issued pursuant to its 1988 and 1996 Stock Option Plan. Said options were issued and, upon issuance in accordance with the terms of the outstanding options said shares shall be issued, in compliance with all applicable securities laws. Sierra has adopted a Board of Directors Deferred Compensation and Stock Award Plan under which the members of Sierra's Board of Directors can elect to defer earned director compensation and take such compensation upon retirement from the Board either in the form of Sierra Shares or in cash. Otherwise, there are no outstanding (i) options, agreements, calls or commitments of any character which would obligate Sierra to issue, sell, pledge, assign or otherwise encumber or dispose of, or to purchase, redeem or otherwise acquire, any Sierra common stock or any other equity security of Sierra, or (ii) warrants or options relating to, rights to acquire, or debt or equity securities convertible into, shares of Sierra common stock or any other equity security of Sierra. The outstanding common stock of Sierra has been duly and validly registered with the SEC pursuant to the 1934 Act, to the extent required thereunder.

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         5.5 Financial Statements, Regulatory Reports. No financial statement or other document to be provided to CCBC by Sierra under this Agreement, as of the date of such document, contained, or as to documents to be delivered after the date hereof, will contain, any untrue statement of a material fact, or, at the date thereof, omitted or will omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were or will be made, not misleading; provided, however, that information as of a later date shall be deemed to modify information as of any earlier date. Sierra has filed all material documents and reports required to be filed by it with the FDIC, the Commissioner, the FRB, the SEC and any other governmental authority having jurisdiction over its business or any of its assets or properties. All such reports conform in all material respects with the
requirements   promulgated  by  such  regulatory  agencies.  All  compliance  or corrective action relating to Sierra required by governmental authorities and regulatory agencies having jurisdiction over either Bancorp or Sierra Bank have been taken, including compliance with any of the FRB, the FDIC or the Commissioner in their most recent Reports of Examination. Sierra's composite CAMELS rating in its most recent Reports of Examination is a "1" or a "2" and its CRA rating is "outstanding" or "satisfactory' and Sierra has not been notified formally or informally that such ratings may be changed by any bank regulatory agency having authority over Sierra. Sierra has not received any notification, formally or informally, from any agency or department of any federal, state or local government or any regulatory agency or the staff thereof
(i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such government or regulatory authority enforces, or (ii)
threatening   to  revoke  any  license,   franchise,   permit  or   governmental
authorization of Sierra. Sierra has paid all assessments made or imposed by any governmental agency. Sierra has delivered to CCBC copies of all annual management letters and opinions, and has made available to CCBC for inspection all reviews, correspondence and other documents in the files of Sierra prepared by Deloitte & Touche or any other certified public accountant engaged by Sierra and delivered to Sierra since December 31, 1996. The financial records of Sierra have been, are being and shall be maintained in all material respects in accordance with all applicable legal and accounting requirements sufficient to insure that all transactions reflected therein are, in all material respects, executed in accordance with management's general or specific authorization and recorded in conformity with generally accepted accounting principles at the time in effect. The data processing equipment, data transmission equipment, related peripheral equipment and software used by Sierra in the operation of its business to generate and retrieve its financial records are adequate for the current needs of Sierra.

         5.6  Tax Returns.

         (a) Sierra has timely filed all federal, state, county, local and foreign tax returns required to be filed by it, including, without limitation, estimated tax, use tax, excise tax, real property and personal property tax reports and returns, employer's withholding tax returns, other withholding tax returns and Federal Unemployment Tax Returns, and all other reports or other information required or requested to be filed by each of them, and each such return, report or other information was, when filed, complete and accurate in all material respects. Sierra has paid all taxes, fees and other governmental charges, including any interest and penalties thereon, when they have become due, except those that are being contested in good faith, which contested matters have been disclosed to CCBC. Except as set forth below, neither Sierra nor any of its subsidiaries has been requested to give or has given any currently effective waivers extending the statutory period of limitation applicable to any tax return required to be filed by either of them for any period. Except as set forth below, there are no claims pending against Sierra or any of its subsidiaries for any alleged deficiency in the payment of any taxes, and Sierra does not know of any pending or threatened audits, investigations or claims for unpaid taxes or relating to any liability in respect of any taxes.

         (b) No consent has been filed relating to Sierra pursuant to Section 341(f) of the IRC.

         5.7 Material Adverse Change. Except as heretofore disclosed in writing by Sierra to CCBC, since September 30, 1997, there has been no material adverse change in the business, assets, licenses, permits, franchises, results of operations or financial condition of Sierra (whether or not in the Ordinary Course).

         5.8 Legal Actions and Proceedings. Except as previously disclosed to CCBC in writing, Sierra is not a party to, or so far as either of them is aware, threatened with, and to Sierra's knowledge, there is no reasonable basis for, any legal action or other proceeding or investigation before any court, any arbitrator of any kind or any government agency, and Sierra is not subject to any potential adverse claim, the outcome of which could involve the payment or receipt by Sierra of any amount in excess of $200,000, unless an insurer of Sierra has agreed to defend against and pay the amount of any resulting liability without reservation, or, if any such legal action, proceeding, investigation or claim will not involve the payment by Sierra of a monetary amount, which could materially adversely affect Sierra or its business or property or the transactions contemplated hereby. Sierra has no knowledge of any pending or threatened claims or charges under the Community Reinvestment Act, before the Equal Employment Opportunity Commission, the California Department of Fair Housing & Economic Development, the California Unemployment Appeals Board, or any human relations commission. There is no labor dispute, strike, slow-down or stoppage pending or, to the knowledge of Sierra, threatened against Sierra.

         5.9  Execution and Delivery of the Agreement.

         (a) The execution and delivery of this Agreement have been duly authorized by the Boards of Directors of Sierra and, when the Merger, this Agreement, the Bank Merger Agreement and the Agreement and Plan of Merger have been or will be duly approved by the affirmative vote of the holders of a majority of the outstanding shares of Bancorp common stock at a meeting of shareholders duly called and held, the Merger, this Agreement and the Merger Agreements will be duly and validly authorized by all necessary corporate action on the part of Sierra.

         (b) This Agreement has been duly executed and delivered by Sierra and (assuming due execution and delivery by CCBC) constitutes, and the Merger Agreements, upon execution and delivery by Sierra (and assuming due execution and delivery by CCBC) will constitute, legal and binding obligations of Sierra in accordance with its terms.

         (c) The execution and delivery by Sierra of this Agreement and the Merger Agreements and the consummation of the transactions herein and therein contemplated (i) do not violate any provision of the Articles of Incorporation or Bylaws of Sierra or, to Sierra's knowledge, any provision of federal or state law or any governmental rule or regulation (assuming (A) receipt of the Government Approvals, (B) due registration of the Sierra Shares under the 1933 Act, (C) receipt of appropriate permits or approvals under state securities or "blue sky" laws, and (D) accuracy of the representations of CCBC set forth herein), and (ii) to Sierra's knowledge, do not require any consent of any person under, conflict with or result in a breach of, or accelerate the performance required by any of the terms of, any material debt instrument, lease, license, covenant, agreement or understanding to which Sierra is a party or by which it is bound or any order, ruling, decree, judgment, arbitration award or stipulation to which Sierra is subject, or constitute a default thereunder or result in the creation of any lien, claim, security interest, encumbrance, charge, restriction or right of any third party of any kind whatsoever upon any of the properties or assets of Sierra.

         5.10 No Undisclosed Liabilities. Except for items for which reserves have been established in the audited balance sheets of Sierra as of December 31, 1996, Sierra has not incurred or discharged, and is not legally obligated with respect to any indebtedness, liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar arrangement) or obligation (accrued or contingent, whether due or to become due, and whether or not subordinated to the claims of its general creditors), which would have a material effect on the capital or earnings of Sierra other than as a result of operations in the Ordinary Course after such date. No agreement pursuant to which any loans or other assets have been or will be sold by Sierra entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by the seller, to cause Sierra to repurchase such loan or other asset or the buyer to pursue any other form of recourse against Sierra. Sierra has not knowingly made and shall not make any representation or covenant in any such agreement that contained or shall contain any untrue statement of a material fact or omitted or shall omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such representations and/or covenants were made or shall be made, not misleading. Other than regular quarterly cash dividends by Sierra, no cash, stock or other dividend or any other distribution with respect to the stock of Sierra has been declared, set aside or paid, nor have any shares of the stock of Sierra been purchased, redeemed or otherwise acquired, directly or indirectly, by Sierra since December 31, 1996.

         5.11 No Material Environmental Liabilities. To Sierra's knowledge, Sierra does not own, possess or have a collateral or contingent interest or purchase option in any properties or other assets which contain or have located within or thereon any hazardous or toxic waste material or substance unless the location of such hazardous or toxic waste material or other substance or its use thereon conforms in all material respect with all federal, state and local laws, rules, regulations or other provisions regulating the discharge of materials into the environment the liability of remediation for which would cause a material adverse change in the capital or earnings of Sierra.

         5.12 No Material Liabilities Under ERISA. No governmental agency or claimant or representative of such claimant have alleged a material violation of ERISA by Sierra the liability for which, if adversely determined, would result in a material adverse change in the capital or earnings of Sierra.

         5.13 Retention of Broker or Consultant. Other than NationsBanc Montgomery Securities, Inc., no broker, agent, finder, consultant or other party (other than legal, compliance, loan auditors and accounting advisors) has been retained by Sierra or is entitled to be paid based upon any agreements, arrangements or understandings made by Sierra in connection with any of the transactions contemplated by this Agreement or the Merger Agreements. NationsBanc Montgomery Securities, Inc. will render an opinion regarding the fairness of the Merger from a financial point of view.

         5.14 Loan Loss Reserves. To the knowledge of Sierra's management, the allowance for loan losses in the Sierra balance sheet dated September 30, 1997, and as of the Effective Date are and will be adequate in all material respects

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

under the requirements of all applicable state and federal laws and regulations to provide for possible loan losses on outstanding loans, net of recoveries, including compliance with the comments of the FDIC in its most recent Report of Examination.

         5.15 Information in Sierra Registration Statement. The information pertaining to Sierra which has been or will be furnished for or on behalf of Sierra for inclusion in the Sierra Registration Statement or the Joint Proxy
Materials, or in the Applications, does not and will not contain any untrue statement of any material fact or omit or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that information of a later date shall be deemed to modify information as of an earlier date. All financial statements of Sierra included in the Joint Proxy Materials will present fairly the financial condition and results of operations of Sierra at the dates and for the periods covered by such statements in accordance with generally accepted accounting principles consistently applied throughout the periods covered by such statements. Sierra shall promptly advise CCBC in writing if prior to the Effective Date Sierra shall obtain knowledge of any facts that would make it necessary to amend the Sierra Registration
Statement, the Joint Proxy Materials or any Application, or to supplement the prospectus, in order to make the statements therein not misleading or to comply with applicable law.

         (a) Pooling of Interests. Sierra knows of no reason relating to it or any of its subsidiaries which would reasonably cause it to believe that the Merger will not qualify as a pooling of interests for financial accounting purposes.

         5.16 Equity Interest in Any Entity. Except as collateral for outstanding loans held in its loan portfolio and its ownership of Sierra Bank, Bancorp does not own, directly or indirectly, any equity interest in any bank, corporation or other entity.

         5.17 Loans. Sierra has disclosed to CCBC in writing prior to the date hereof, and will promptly inform CCBC of the amounts of all loans, leases, other extensions of credit or commitments, or other interest-bearing assets of Sierra, that have been classified as of the date hereof or hereafter by any internal bank examiner or any bank regulatory agency or the Commissioner as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import in the case of loans (or that would have been so classified, in the case of other interest-bearing assets, had they been loans). Sierra has furnished and will continue to furnish to CCBC true and accurate information concerning the loan portfolio of Sierra, and no material information with respect to the loan portfolio has been or will be withheld from CCBC. All loans and investments of Sierra are legal, valid and binding obligations enforceable in accordance with its terms and are not subject to any setoffs, counterclaims or disputes (subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general applicability), except as disclosed to CCBC in writing or reserved for in the balance sheet of Sierra as of September 30, 1997, and were duly authorized under and made in compliance with applicable federal and state laws and regulations. Sierra does not have any extensions of credit, investments, guarantees, indemnification agreements or commitments for the same (including without limitation commitments to issue letters of credit, to create acceptances, or to repurchase securities, federal funds or other assets) other than those documented on the books and records of Sierra.

         5.18 Derivatives Contracts; Structured Notes; Etc. Except as previously disclosed, Sierra is not a party to nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") nor does it own securities that (1) are referred to generically as "structured notes," high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (2) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidelines, and previously disclosed in writing to CCBC. All of such Derivatives Contracts or other instruments are legal, valid and binding obligations of Sierra enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. Sierra has duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued; and, to Sierra's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect.

         5.19 Accuracy of Representations and Warranties. No representation or warranty by Sierra, and no statement by Sierra in any certificate, agreement, schedule or other document furnished in connection with the transactions contemplated by this Agreement or the Merger Agreements, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation, warranty or statement not misleading to CCBC; provided, however, that information as of a later date shall be deemed to modify information as of an earlier date.

Section 6.  SECURITIES ACT OF 1933; SECURITIES EXCHANGE ACT OF 1934.

         6.1 Preparation and Filing of Registration Statement. Sierra shall promptly prepare and file with the SEC a registration statement on the appropriate form (the "Sierra Registration Statement") under and pursuant to the provisions of the 1933 Act for the purpose of registering the Sierra Shares to be issued in the Acquisition. Sierra and CCBC shall promptly prepare joint proxy materials (the "Joint Proxy Materials") for the purpose of submitting this Agreement, the Bank Merger and the Agreement and Plan of Merger to the respective shareholders of Sierra and CCBC for approval. Sierra and CCBC shall cooperate in all reasonable respects with regard to the preparation of the Sierra Registration Statement and the Joint Proxy Materials. The Joint Proxy Materials in definitive form are expected to serve as the prospectus to be included in the Sierra Registration Statement. Sierra and CCBC shall each provide promptly to the other such information concerning its business and financial condition and affairs as may be required or appropriate for inclusion in the Sierra Registration Statement or the Joint Proxy Materials, and shall cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Sierra Registration Statement and the Joint Proxy Materials.

         6.2 Effectiveness of Registration Statement and Listing of Shares. Sierra and CCBC shall use their commercially reasonable efforts to have the Sierra Registration Statement and any amendments or supplements thereto declared effective under the 1933 Act as soon as practicable, and thereafter CCBC shall distribute the Proxy Materials to holders of its common stock in accordance with applicable laws. Sierra shall use commercially reasonable efforts to cause the

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

Sierra Shares issued to effect the Merger to be approved for listing on the Nasdaq National Market System when such Sierra Shares are issued to Bancshares' shareholders.

         6.3 Sales and Resales of Common Stock. Sierra shall not be required to maintain the effectiveness of the Sierra Registration Statement for the purpose of sale or resale of the Sierra Shares by any person.

         6.4 Rule 145 and Related Matters. At Sierra's option, securities representing Sierra Shares issued to "affiliates", as that term is defined in the 1933 Act, of CCBC (as determined by counsel to Sierra and CCBC) under Rule 145 of the Rules and Regulations under the 1933 Act pursuant to the Merger Agreements will be subject to stop transfer orders and will bear a restrictive legend in substantially the following form:

                  "The Securities Represented by this Certificate Have been Issued in a Transaction to Which Rule 145 Promulgated under the Securities Act of 1933, as Amended, Applies and May Only Be Sold or Otherwise Transferred in Compliance with the Requirements of Rule 145 or Pursuant to an Effective Registration Statement under Said Act or in a Transaction Which, in the Opinion of Counsel Satisfactory to the Issuer, satisfies an Exemption from Such Registration."

Should any opinion of counsel described in the foregoing legend indicate that the legend and any stop transfer order then in effect with respect to the shares may be removed, Sierra will upon request substitute unlegended securities and remove any stop transfer orders.

Section 7.  CONDITIONS TO THE OBLIGATIONS OF SIERRA.

         The obligations of Sierra under this Agreement are, at its option, subject to fulfillment at or prior to the Effective Date of each of the following conditions; provided, however, that any one or more of such conditions may be waived by the Board of Directors of Sierra at any time at or prior to the Effective Date:

         7.1 Representations and Warranties. The representations and warranties of CCBC in Section 4 hereof shall be true and correct in all material respects on and as of the Effective Date, with the same effect as though such representations and warranties had been made on and as of such date except as to any representation or warranty which specifically relates to an earlier date.

         7.2 Compliance and Performance Under Agreement. CCBC shall have performed and complied in all material respects with all terms of this Agreement and the Merger Agreements required to be performed or complied with by it at or prior to the Effective Date.

         7.3 Material Adverse Change. No materially adverse change shall have occurred since September 30, 1997, in the business, financial condition or results of operations of CCBC and CCBC shall not be a party to or, so far as CCBC is aware, threatened with, and to CCBC's knowledge there is no reasonable basis for, any legal action or other proceeding before any court, any arbitrator of any kind or any Government agency if, in the reasonable judgment of Sierra, such legal action or proceeding could materially adversely affect CCBC, or its business, financial condition or results of operations.

         7.4 Approval of Agreement. The Merger, this Agreement and the Merger Agreements shall have been duly approved by the affirmative vote of the holders of a majority of the outstanding shares of Sierra Shares and CCBC Shares.

         7.5 Officer's Certificate. Sierra shall have received a certificate, dated the Effective Date, signed on behalf of CCBC by the respective Presidents and Chief Financial Officers of Bancshares and CPB to the effect that the conditions in Sections 7.1-7.4 have been satisfied.

         7.6 Opinion of Counsel. CCBC shall have delivered to Sierra such documents as may reasonably be requested by Sierra to evidence compliance by CCBC with the provisions of this Agreement and the Merger Agreements, including an opinion of its counsel in a form substantially as set forth on Exhibit 7.6.

         7.7 Absence of Legal Impediment. On the Effective Date, there shall be an absence of: (a) any suit, action or proceeding, or order against CCBC or Sierra with respect to any part of this Agreement, or the Merger, or challenging, enjoining, or otherwise affecting the consummation of the Merger which, in the opinion of counsel for Sierra, materially affects the Merger or the consummation of this Agreement; or (b) any pending or threatened action or proceeding by the United States Department of Justice or other federal governmental agency seeking to enjoin, prohibit or otherwise impede the Merger; or (c) a banking moratorium or other suspension of payment by banks in the United States or any general limitation on extension of credit by lending banks in the United States.

         7.8 Effectiveness of Registration Statement. The Sierra Registration Statement and any amendments or supplements thereto shall have become effective under the 1933 Act. No stop order suspending the effectiveness of such Registration Statement shall be in effect and no proceedings for such purpose shall have been initiated or threatened by or before the SEC. All state securities and "blue sky" permits or approvals required to consummate the transactions contemplated by this Agreement and the Merger Agreements shall have been received.

         7.9 Government Approvals. All Government Approvals shall be in effect, and all conditions or requirements prescribed by law or by any such Governmental Approval shall have been satisfied; provided, however, that no Government
Approval shall be deemed to have been received if it shall require the divestiture or cessation of any of the present businesses or operations conducted by either of the parties hereto or shall impose any other condition or requirement, which Sierra in its reasonable judgment shall deem to be materially burdensome (in which case Sierra shall promptly notify CCBC). For purposes of this Agreement no condition shall be deemed to be "materially burdensome" if such condition does not materially differ from conditions regularly imposed by the FRB, the Commissioner, or FDIC in orders approving transactions of the type contemplated by this Agreement and compliance with such condition would not:

         (a) require the taking of any action inconsistent with the manner in which Sierra or CCBC has conducted its business previously;

         (b) have a material adverse effect upon the business, financial condition or results of operations of Sierra or CCBC; or

         (c) preclude satisfaction of any of the conditions to consummation of the transactions contemplated by this Agreement.

         7.10 Tax Opinion. Sierra and CCBC shall have received an opinion of counsel or accountants satisfactory to both parties, subject to assumptions and exceptions normally included, in form and substance reasonably satisfactory to both parties, substantially to the effect that under federal income tax law and California income and franchise tax law:

         (a) The Merger will qualify as a "reorganization" within the meaning of Internal Revenue Code Section 368(a)(1)(A);

         (b) Except for any cash received in lieu of any fractional share, no gain or loss will be recognized by holders of CCBC Shares who receive Sierra Shares in exchange for the CCBC Shares which they hold;

         (c) The holding period of Sierra Shares exchanged for CCBC Shares (including any fractional share prior to its conversion into cash) will include the holding period of the CCBC Shares for which they are exchanged, assuming the shares of CCBC Shares are capital assets in the hands of the holder thereof at the Effective Date;

         (d) The basis of the Sierra Shares received in the exchange will be the same as the basis of the CCBC Shares for which they are exchanged, less any basis attributable to fractional shares for which cash is received;

         (e) No gain or loss will be recognized by Bancshares or CPB in connection with the Merger or the Bank Merger;

         (f) Any cash received by a shareholder of CCBC in lieu of a fractional share will, to the extent such share was a capital asset in the hands of the CCBC shareholder, result in recognition of capital gain or loss by such shareholder measured by the difference between the cash received and the basis of such fractional share;

         (g) Provided the options to buy Sierra Shares are not actively traded on an established market, no gain or loss will be recognized by the holders of nonqualified options to buy CCBC Shares upon the conversion of those options into nonqualified options to buy Sierra Shares under the same terms and conditions as in effect immediately prior to the proposed transaction;

         (h) No gain or loss will be recognized by the holders of incentive stock options to buy CCBC Shares upon the conversion of those options into incentive stock options to buy Sierra Shares under the same terms and conditions as in effect immediately prior to the proposed transaction;

         (i) A CCBC shareholder who dissents to the transaction and receives cash in exchange for the shareholder's CCBC Shares will be treated as having received a distribution in redemption of the shareholder's CCBC Shares, subject to the provisions and limitations of Section 302. Where, as a result of such distribution, the shareholder owns no Sierra Shares, either directly or by reason of Section 318, and provided the CCBC Shares were capital assets in such shareholder's hands, the redemption will result in the recognition of capital gain or loss by such shareholder measured by the difference between the amount of cash received and the adjusted basis of the CCBC Shares surrendered; and

         (j) No gain or loss will be recognized (and no amount will be included in income) by a holder of CCBC convertible debentures (whether or not such holder also holds CCBC Shares) upon the assumption of such debentures by Sierra.

         7.11 Unaudited Financials. Not later than the Determination Date, CCBC shall have furnished Sierra a copy of its most recently prepared unaudited consolidated financial statements for the period beginning January 1, 1997 and ending the month end immediately preceding the Determination Date, including a balance sheet and statement of income of CCBC for that period.

         7.12 Rule 145 Undertaking. Each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of CCBC shall have delivered to Sierra, as soon as practicable after the date of this Agreement, and prior to the date of the shareholder meeting called by Bancshares to approve this Agreement, a written agreement, in the form of
Exhibit 7.12 hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any Sierra Shares to be received by such "affiliate" in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding any other provision of this Agreement, no certificate for Sierra Shares shall be delivered in exchange for CCBC Shares held by any such "affiliate" who shall not have executed and delivered such an agreement.

         7.13 Closing Documents. Sierra shall have received such certificates and other closing documents as counsel for Sierra shall reasonably request.

         7.14 Consents. CCBC shall have received, or Sierra shall have satisfied itself that CCBC will receive, all consents of other parties to and required by material mortgages, notes, leases, franchises, agreements, licenses and permits applicable to CCBC, in each case in form and substance reasonably satisfactory to Sierra, and no such consent or license or permit shall have been withdrawn or suspended.

         7.15 Shareholder Agreements. All directors of CCBC shall have entered into a shareholder's agreement in the form attached hereto as Exhibit 7.15
contemporaneously   with  the   execution  of  this   Agreement  by  which  such
shareholders agree to vote their shares and any shares over which such shareholders have voting authority in favor of the Merger and further agreeing, to the extent permitted by law and the bylaws of CCBC, to vote in favor of the Merger by consent solicitation.

         7.16 Noncompetition Agreements. All existing non-employee directors of CCBC shall have entered into a written agreement not to engage in a business competitive to that of Sierra or CCBC in Solano, Sacramento and Contra Costa Counties for a period of three years from the closing of the Acquisition. Restricted activities shall include participation in organizing or any stock ownership in a new bank, acquisition of equity securities of any competing bank that has operations within the aforementioned counties with less than $5 billion of assets or acting as a director of any competing institution within such area for such period; provided that this provision shall not preclude the acquisition of such securities if the securities so acquired do not exceed in the aggregate the lesser of $50,000 in market value at the time of acquisition or 1% of the outstanding equities of the competing bank.

         7.17 Fairness Opinion. The Board of Directors of Bancorp shall have received an opinion of its financial advisor to the effect that the terms of the Merger are fair, from a financial point of view, to Bancorp and its shareholders.

         7.18 Pooling of Interests. Prior to the Effective Date, Sierra shall have received a written opinion from Deloitte & Touche that the Merger will qualify for pooling of interests accounting treatment. In making its determination that the Merger will qualify for such treatment, Deloitte & Touche shall be entitled to assume that cash will be paid with respect to all shares held of record by any holder of dissenting shares.

         7.19 Resignations. Sierra shall have received resignations of all of the directors of CCBC, which resignations shall be effective on the Effective Date.

Section 8.  CONDITIONS TO THE OBLIGATIONS OF CCBC.

         The obligations of CCBC under this Agreement are, at its option, subject to the fulfillment at or prior to the Effective Date of each of the following conditions provided, however, that any one or more of such conditions may be waived by the Board of Directors of Bancshares at any time at or prior to the Effective Date:

         8.1 Representations and Warranties. The representations and warranties of Sierra in Section 5 hereof shall be true and correct in all material respects on and as of the Effective Date with the same effect as though such representations and warranties had been made on and as of such date except as to any representation or warranty which specifically related to an earlier date.

         8.2 Compliance and Performance Under Agreement. Sierra shall have performed and complied in all material respects with all of the terms of this Agreement and the Merger Agreements required to be performed or complied with by them at or prior to the Effective Date.

         8.3 Material Adverse Change. No materially adverse change shall have occurred since September 30, 1997, in the business, financial condition, results of operations or properties of Sierra and its subsidiaries taken as a whole, and Sierra shall not be engaged in, or a party to or so far as Sierra is aware, threatened with, and to Sierra's knowledge no grounds shall exist for, any legal action or other proceeding before any court, any arbitrator of any kind or any government agency if, in the reasonable judgment of CCBC, such legal action or proceeding could materially adversely affect Sierra or its business, financial condition, results of operations or assets.

         8.4 Approval of Agreement. The Merger, this Agreement and the Merger Agreements shall have been duly approved by the affirmative vote of the holders of a majority of the outstanding Sierra Shares and CCBC Shares.

         8.5 Officer's Certificate. CCBC shall have received a certificate, dated the Effective Date, signed on behalf of Sierra by the respective Presidents and Chief Financial Officers of Bancorp and Sierra Bank, certifying to the fulfillment of the conditions stated in Sections 8.1-8.4 hereof.

         8.6 Opinion of Counsel. Sierra shall have delivered to CCBC such documents as may reasonably be requested by CCBC to evidence compliance by

Sierra with the provisions of this Agreement and the Merger Agreements, including an opinion of its counsel in a form substantially as set forth on
Exhibit 8.6.

         8.7 Absence of Legal Impediment. On the Effective Date, there shall be an absence of: (a) any suit, action or proceeding, or order against CCBC or Sierra with respect to any part of this Agreement, or the Merger, or challenging, enjoining, or otherwise affecting the consummation of the Merger which, in the opinion of counsel for CCBC, materially affects the Merger or the consummation of this Agreement; or (b) any pending or threatened action or proceeding by the United States Department of Justice or other federal governmental agency seeking to enjoin, prohibit or otherwise impede the Merger; or (c) a banking moratorium or other suspension of payment by banks in the United States or any general limitation on extension of credit by lending banks in the United States.

         8.8 Effectiveness of Registration Statement. The Sierra Registration Statement and any amendments or supplements thereto shall have become effective under the 1933 Act. No stop order suspending the effectiveness of the Sierra Registration Statement shall be in effect and no proceedings for such purpose shall have been initiated or threatened by or before the SEC. All state securities and "blue sky" permits or approvals required to consummate the transactions contemplated by this Agreement and the Merger Agreements shall have been received.

         8.9 Government Approvals. The Government Approvals shall have been received and shall be in effect, and all conditions or requirements prescribed by law or by any such approval shall have been satisfied; provided, however that no Government Approval shall be deemed to have been received if it shall require the divestiture or cessation of any of the present business or operations conducted by either of the parties hereto or shall impose any other condition or requirement, which CCBC in its reasonable judgment shall deem to be materially burdensome (in which case CCBC shall promptly notify Sierra).

         8.10 Tax Opinion or Ruling. Sierra and CCBC shall have received the opinion referred to in Section 7.10 hereof which opinion shall meet the requirements of such section.

         8.11 Unaudited Financials. Not later than the Determination Date, Sierra shall have furnished CCBC a copy of its most recently prepared unaudited year-to-date consolidated financial statements for the period beginning January 1, 1997 and ending the month immediately preceding the Determination Date, including a balance sheet and year-to-date statement of income of Sierra.

         8.12 Closing Documents. CCBC shall have received such certificates and other closing documents as counsel for CCBC shall reasonably request.

         8.13 Fairness Opinion. The Board of Directors of Bancshares shall have received an opinion of its financial advisor to the effect that the Exchange Ratio in the Merger as set forth in Section 2.1(b) of this Agreement is fair, from a financial point of view, to the shareholders of Bancshares.

Section 9.  CLOSING.

         9.1 Closing Date. The closing of the transactions contemplated by this Agreement ("Closing") shall, unless another date, time or place is agreed to in writing by Sierra and CCBC, be held at the offices of McCutchen, Doyle, Brown & Enersen LLP, San Francisco, California on the Effective Date.

         9.2 Delivery of Documents. At the Closing, the opinions, certificates and other documents required to be delivered by this Agreement shall be delivered.

         9.3 Filings. At the Closing, Sierra and CCBC shall instruct its representatives to make or confirm such filings as shall be required in the opinion of counsel to Sierra and CCBC to give effect to the Merger and the Bank Merger.

Section 10.  EXPENSES.

         Each party hereto agrees to pay, without right of reimbursement from the other party and whether or not the transactions contemplated by this Agreement or the Merger Agreements shall be consummated, the costs incurred by such party incident to the performance of its obligations under this Agreement and the Merger Agreements, including without limitation, costs incident to the preparation of the Merger Agreements, this Agreement, the Sierra Registration Statement and the Proxy Materials (including the audited financial statements of the parties contained therein) and incident to the consummation of the Acquisition and of the other transactions contemplated herein and in the Merger Agreements, including the fees and disbursements of counsel, accountants, consultants and financial advisers employed by such party in connection therewith. CCBC shall pay 50% of the printing costs of the Sierra Registration Statement, the Joint Proxy Materials, all fees payable pursuant to state
"blue-sky" securities laws, fees related to obtaining a tax opinion, the fee required to be paid to the SEC to register the Sierra Shares and the costs of distributing the Joint Proxy Materials and other information relating to these transactions to shareholders of CCBC.

Section 11.  AMENDMENT; TERMINATION.

         11.1 Amendment. This Agreement and the Merger Agreements may be amended by Sierra and CCBC at any time prior to the Effective Date without the approval of the shareholders of Bancshares with respect to any of their terms except, after Bancshares shareholders have approved the Merger, the terms relating to the form or amount of consideration to be delivered to Bancshares shareholders in the Merger.

         11.2 Termination. This Agreement and the Merger Agreements may be terminated as follows:

         (a) By the mutual consent of the Boards of Directors of both Bancorp and Bancshares at any time prior to the consummation of the Merger.

         (b) By the Board of Directors of Bancorp on or after June 30, 1998,  if
(i) any of the conditions in Section 7 to which the obligations of Sierra are subject have not been fulfilled, or (ii) such conditions have been fulfilled or waived by Sierra and CCBC shall have failed to complete the Merger.

         (c) By the Board of Directors of Bancorp if (i) it has become aware of any facts or circumstances of which it was not aware on the date hereof and which materially adversely affect CCBC taken as a whole or its properties, operations or financial condition, (ii) a materially adverse change shall have occurred since September 30, 1997, in the business, financial condition, results of operations or properties of CCBC, or (iii) there has been material failure or prospective material failure on the part of CCBC to comply with its obligations under this Agreement or the Merger Agreements, or any material failure or prospective failure to comply with any of the conditions set forth in Section 7 hereof.

         (d) By the Board of Directors of either party in the event that CCBC approves, recommends or enters into an agreement for a Business Combination with any third party or group or announces publicly or privately its intention to enter into a transaction or series of transactions with a third person or group providing for the acquisition of all or a substantial part of CCBC, whether by way of merger, exchange or purchase of stock, sale of assets or otherwise.

         (e) By the Board of Directors of Bancshares on or after June 30, 1998, if (i) any of the conditions contained in Section 8 to which the obligations of CCBC are subject have not been fulfilled, or (ii) such conditions have been fulfilled or waived but Sierra shall have failed to complete the Merger; provided, however, that if Sierra is engaged at the time in litigation (including an administrative appeal procedure) relating to an attempt to obtain one or more of the Governmental Approvals or if Sierra shall be contesting in good faith any litigation which seeks to prevent consummation of the transactions contemplated hereby, such nonfulfillment shall not give CCBC the right to terminate this Agreement until the later of (A) June 30, 1998, and (B) 60 days after the completion of such litigation and of any further regulatory or judicial action pursuant thereto, including any further action by a governmental agency as a result of any judicial remand, order or directive or otherwise or any waiting period with respect thereto provided such date shall not occur beyond December 31, 1998.

         (f) By the Board of Directors of Bancshares if (i) it has become aware of any facts or circumstances of which it was not aware on the date hereof and which can or do materially adversely affect Sierra taken as a whole or its properties, operations or financial condition, (ii) a materially adverse change shall have occurred since September 30, 1997 in the business, financial condition, results of operations or assets of Sierra, or (iii) there has been a material failure or prospective material failure on the part of Sierra to comply with its obligations under this Agreement or the Merger Agreements, or any material failure or prospective material failure to comply with any condition set forth in Section 8.

         (g) By the Board of Directors of either party in the event Sierra or its affiliates enter into a Business Combination with any other entity which does not expressly contemplate the performance by Sierra or its successor in interest of Sierra's obligations under this Agreement and Sierra indicates it will not consummate this Agreement.

         (h) By the Board of Directors of Bancshares, if the Board of Directors determines at any time during the two business-day period commencing one day after the Determination Date, if the Market Value is less than $21.59; provided, however, if CCBC elects to exercise its termination right pursuant to this
Section 11(h), it shall give prompt written notice to Sierra (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned two business-day period), in which case, within such two business-day period, commencing on the day after receipt of such notice, Sierra shall have the option of adjusting the Exchange Ratio to a number equal to a quotient (rounded to the nearest ten thousandth), the numerator of which is $25.00 and the denominator of which is the Market Value. If Sierra makes an election contemplated by the preceding sentence, it shall give prompt written notice to CCBC of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section.

         11.3 Notice of Termination. The power of termination hereunder may be exercised by Sierra or CCBC, as the case may be, only by giving written notice, signed on behalf of such party by its Chief Executive Officer or President, to the other party.

         11.4 Breach of Obligations. If there has been a material breach by either party in the performance of any of the obligations herein which shall not have been cured within twenty business days after written notice thereof has been given to the defaulting party, the nondefaulting party shall have the right to terminate this Agreement upon written notice to the other party. In any event, the nondefaulting party shall have no obligation to consummate any transaction or take any further steps toward such consummation contemplated hereunder until such breach is cured.

         11.5  Termination and Expenses.

         (a) If this Agreement is terminated for any reason, the Bank Merger Agreement and the Agreement and Plan of Merger shall automatically terminate. Termination of this Agreement shall not terminate or affect the obligations of the parties to pay expenses as provided in Section 10, to maintain the confidentiality of the other party's information pursuant to Section 3.1(f), or the provisions of this Section 11.5 or of Sections 12.1-12.7.

         (b) If this Agreement is terminated pursuant to Section 11.2(d) or because of a willful breach of the Agreement by CCBC, CCBC shall pay to Sierra, on demand, the sum of $1,200,000. If this Agreement is terminated pursuant to
Section 11.2(g) or because of a willful breach of the Agreement by Sierra, Sierra shall pay to CCBC, on demand, the sum of $1,200,000. In each case, the amount indicated shall be deemed consideration or liquidated damages for expenses incurred and the lost opportunity cost for time devoted to the transactions contemplated by this Agreement, provided, however, each party shall remain liable for expenses as set forth in Section 10.

Section 12.  MISCELLANEOUS.

         12.1 Notices. Any notice or other communication required or permitted under this Agreement shall be effective only if it is in writing and delivered personally, or by overnight courier, or by facsimile or sent by first class United States mail, postage prepaid, registered or certified mail, addressed as follows:

   To Sierra:                        To CCBC:

   SierraWest Bancorp                California Community Bancshares Corporation
   10181 Truckee-Tahoe Airport Road  555 Mason Street, Suite 280
   Truckee, California 96160         Vacaville, CA 95688-3985
   Attention:  William T. Fike       Attention:  Walter O. Sunderman
               President & CEO       President & CEO

   With a copy to:                      With a copy to:

   McCutchen, Doyle, Brown & Enersen    Lillick & Charles
   Three Embarcadero Center             Two Embarcadero Center
   San Francisco, CA  94111             San Francisco, CA 94111
   Attention:  James M. Rockett         Attention:  Ronald W. Bachli

or to such other address as either party may designate by notice to the other, and shall be deemed to have been given upon receipt.

         12.2 Binding Agreement. This Agreement is binding upon and is for the benefit of Sierra and CCBC and its successors and permitted assigns. This Agreement is not made for the benefit of any person, firm, corporation or association not a party hereto, and no other person, firm, corporation or association shall acquire or have any right under or by virtue of this Agreement. No party may assign this Agreement or any of its rights, privileges, duties or obligations hereunder without the prior written consent of the other party to this Agreement.

         12.3 Survival of Representations and Warranties. No investigation by Sierra or CCBC made before or after the date of this Agreement shall affect the representations and warranties which are contained in this Agreement and such representations and warranties shall survive such investigation, provided that, except for the obligations of Sierra as set forth in Section 1.4, representations, warranties, covenants and agreements of Sierra and CCBC contained in this Agreement shall not survive the Closing.

         12.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

         12.5 Attorneys' Fees. In any action at law or suit in equity in relation to this Agreement, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

         12.6 Entire Agreement; Severability. This Agreement and the documents, certificates, agreements, letters, schedules and exhibits attached or required to be delivered pursuant hereto set forth the entire agreement and understandings of the parties in respect of the transactions contemplated hereby, and supersede all prior agreements, arrangements and understanding relating to the subject matter hereof. Each provision of this Agreement shall be interpreted in a manner to be effective and valid under applicable law, but if any provision hereof shall be prohibited or ruled invalid under applicable law, the validity, legality and enforceability of the remaining provisions shall not, except as otherwise required by law, be affected or impaired as a result of such prohibition or ruling.

         12.7   Counterparts.   This   Agreement  may  be  executed  in  several
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, Sierra and CCBC have caused this Agreement and Plan of Merger to be signed by its Chief Executive Officer or Chairman as of the day and year first above written.


CALIFORNIA COMMUNITY BANCSHARES          SIERRAWEST BANCORP
   CORPORATION


By_________________________________      By_______________________________
  Walter O. Sunderman                      William T. Fike
  President and Chief Executive Officer    President and Chief Executive Officer


CONTINENTAL PACIFIC BANK                 SIERRAWEST BANK



By_______________________________        By________________________________
  Walter O. Sunderman                      William T. Fike
  President and Chief Executive Officer    President and Chief Executive Officer

                                        TABLE OF CONTENTS


Section 1. THE MERGER AND BANK MERGER.............................................................................2

       1.1      Effective Date....................................................................................2

       1.2      Effect of the Bank Merger.........................................................................2

       1.3      Effect of the Merger..............................................................................2

       1.4      Board Composition After the Merger................................................................3

Section 2.      CONVERSION AND CANCELLATION OF SHARES.............................................................3

       2.1      Exchange Amount; Conversion of Shares of Bancshares Common Stock..................................3

       2.2      Fractional Shares.................................................................................5

       2.3      Surrender of CCBC Shares..........................................................................5

       2.4      No Further Transfers of CCBC Shares...............................................................6

       2.5      Adjustments.......................................................................................6

       2.6      Treatment of Stock Options........................................................................6

       2.7      Personnel Matters.................................................................................7

                (a)   Employment At Effective Date................................................................7

                (b)   Retirement Benefits.........................................................................7

                (c)   Other Benefit Plans.........................................................................7

                (d)   Other Benefits..............................................................................8

Section 3.      COVENANTS OF THE PARTIES..........................................................................8

       3.1      Mutual Covenants..................................................................................8

                (a)   Government Approvals........................................................................8

                (b)   Notification of Breach of Representations, Warranties and Covenants.........................8

                (c)   Financial Statements........................................................................8

                (d)   Press Releases..............................................................................9

                (e)   Access to Properties, Books and Records; Confidentiality....................................9

                (f)   Additional Agreements......................................................................10

                (g)   Advice of Changes..........................................................................10

                (h)   Legal Conditions to Merger.................................................................10

       3.2      Covenants of CCBC................................................................................11

                (a)   Approval by Shareholders...................................................................11

                (b)   Compensation...............................................................................11

                (c)   Conduct of Business in the Ordinary Course.................................................11

                (d)   No Merger or Solicitation..................................................................14

                (e)   Changes in Capital Stock; Dividends........................................................14

                (f)   Employee Welfare Benefit Plans.............................................................15

                (g)   Shareholder Lists and Other Information....................................................15

                (h)   Capital Commitments and Expenditures.......................................................15

                (i)   Asset Review...............................................................................15

                (j)   Execution of Stock Option Agreement........................................................16

                (k)   Pre-Closing Adjustments....................................................................16

       3.3      Covenants of Sierra..............................................................................16

                (a)   Approval by Shareholders...................................................................16

                (b)   Conduct of Business in the Ordinary Course.................................................17

                (c)   Dividends..................................................................................18

                (d)   Indemnification; Insurance.................................................................18

Section 4.      REPRESENTATIONS AND WARRANTIES OF CCBC...........................................................20

       4.1      Corporate Status and Power to Enter Into Agreements..............................................20

       4.2      Articles, Bylaws, Books and Records..............................................................20

       4.3      Compliance With Laws, Regulations and Decrees....................................................20

       4.4      Capitalization...................................................................................20

       4.5      Equity Interest in Any Entity....................................................................21

       4.6      Financial Statements, Regulatory Reports.........................................................21

       4.7      Tax Returns......................................................................................22

       4.8      Material Adverse Change..........................................................................22

       4.9      No Undisclosed Liabilities.......................................................................23

       4.10     Properties and Leases............................................................................23

       4.11     Material Contracts...............................................................................24

       4.12     Loans............................................................................................24

       4.13     Restrictions on Investments......................................................................25

       4.14     Employment Contracts and Benefits................................................................25

       4.15     Compliance with ERISA............................................................................25

       4.16     Collective Bargaining and Employment Agreements..................................................26

       4.17     Compensation of Officers and Employees...........................................................26

       4.18     Legal Actions and Proceedings....................................................................26

       4.19     Execution and Delivery of the Agreements.........................................................27

       4.20     Retention of Broker or Consultant................................................................27

       4.21     Insurance........................................................................................28

       4.22     Loan Loss Reserves...............................................................................28

       4.23     Transactions With Affiliates.....................................................................28

       4.24     Information in Sierra Registration Statement.....................................................28

       4.25     Pooling of Interests.............................................................................29

       4.26     Derivatives Contracts; Structured Notes; Etc.....................................................29

       4.27     Accuracy of Representations and Warranties.......................................................29

Section 5.      REPRESENTATIONS AND WARRANTIES OF SIERRA.........................................................29

       5.1      Corporate Status and Power to Enter Into Agreements..............................................29

       5.2      Articles, Bylaws, Books and Records..............................................................30

       5.3      Compliance With Laws, Regulations and Decrees....................................................30

       5.4      Capitalization...................................................................................30

       5.5      Financial Statements, Regulatory Reports.........................................................31

       5.6      Tax Returns......................................................................................31

       5.7      Material Adverse Change..........................................................................32

       5.8      Legal Actions and Proceedings....................................................................32

       5.9      Execution and Delivery of the Agreement..........................................................32

       5.10     No Undisclosed Liabilities.......................................................................33

       5.11     No Material Environmental Liabilities............................................................33

       5.12     No Material Liabilities Under ERISA..............................................................33

       5.13     Retention of Broker or Consultant................................................................33

       5.14     Loan Loss Reserves...............................................................................34

       5.15     Information in Sierra Registration Statement.....................................................34

                (a)   Pooling of Interests.......................................................................34

       5.16     Equity Interest in Any Entity....................................................................34

       5.17     Loans............................................................................................34

       5.18     Derivatives Contracts; Structured Notes; Etc.....................................................35

       5.19     Accuracy of Representations and Warranties.......................................................35

Section 6.      SECURITIES ACT OF 1933; SECURITIES EXCHANGE ACT OF 1934..........................................35

       6.1      Preparation and Filing of Registration Statement.................................................35

       6.2      Effectiveness of Registration Statement and Listing of Shares....................................36

       6.3      Sales and Resales of Common Stock................................................................36

       6.4       Rule 145 and Related Matters....................................................................36

Section 7.      CONDITIONS TO THE OBLIGATIONS OF SIERRA..........................................................36

       7.1      Representations and Warranties...................................................................36

       7.2      Compliance and Performance Under Agreement.......................................................37

       7.3      Material Adverse Change..........................................................................37

       7.4      Approval of Agreement............................................................................37

       7.5      Officer's Certificate............................................................................37

       7.6      Opinion of Counsel...............................................................................37

       7.7      Absence of Legal Impediment......................................................................37

       7.8      Effectiveness of Registration Statement..........................................................37

       7.9      Government Approvals.............................................................................38

       7.10     Tax Opinion......................................................................................38

       7.11     Unaudited Financials.............................................................................39

       7.12     Rule 145 Undertaking.............................................................................39

       7.13     Closing Documents................................................................................39

       7.14     Consents.........................................................................................39

       7.15     Shareholder Agreements...........................................................................40

       7.16     Noncompetition Agreements........................................................................40

       7.17     Fairness Opinion.................................................................................40

       7.18     Pooling of Interests.............................................................................40

       7.19     Resignations.....................................................................................40

Section 8.      CONDITIONS TO THE OBLIGATIONS OF CCBC............................................................40

       8.1      Representations and Warranties...................................................................40

       8.2      Compliance and Performance Under Agreement.......................................................41

       8.3      Material Adverse Change..........................................................................41

       8.4      Approval of Agreement............................................................................41

       8.5      Officer's Certificate............................................................................41

       8.6      Opinion of Counsel...............................................................................41

       8.7      Absence of Legal Impediment......................................................................41

       8.8      Effectiveness of Registration Statement..........................................................41

       8.9      Government Approvals.............................................................................41

       8.10     Tax Opinion or Ruling............................................................................42

       8.11     Unaudited Financials.............................................................................42

       8.12     Closing Documents................................................................................42

       8.13     Fairness Opinion.................................................................................42

Section 9.      CLOSING..........................................................................................42

       9.1      Closing Date.....................................................................................42

       9.2      Delivery of Documents............................................................................42

       9.3      Filings..........................................................................................42

Section 10.     EXPENSES.........................................................................................42

Section 11.     AMENDMENT; TERMINATION...........................................................................43

       11.1     Amendment........................................................................................43

       11.2     Termination......................................................................................43

       11.3     Notice of Termination............................................................................44

       11.4     Breach of Obligations............................................................................44

       11.5     Termination and Expenses.........................................................................45

Section 12.     MISCELLANEOUS....................................................................................45

       12.1     Notices..........................................................................................45

       12.2     Binding Agreement................................................................................45

       12.3     Survival of Representations and Warranties.......................................................46

       12.4     Governing Law....................................................................................46

       12.5     Attorneys' Fees..................................................................................46

       12.6     Entire Agreement; Severability...................................................................46

       12.7     Counterparts.....................................................................................46

                              BANK MERGER AGREEMENT

         This merger agreement ("Bank Merger Agreement") is entered into as of __________, 19__ by and among SierraWest Bank ("Sierra Bank"), a California banking corporation, Continental Pacific Bank ("Continental"), a California banking corporation, as follows:

Section 1.  Outstanding Shares.

         (a) Sierra Bank is a California banking corporation authorized by the California Department of Financial Institutions. Sierra Bank has [____________] authorized shares of no par value common stock of which [____________] are outstanding and of which [__________] are subject to issued and outstanding stock options. Sierra Bank has no outstanding shares of preferred stock or warrants. All of the issued and outstanding shares of Sierra Bank common stock are owned by SierraWest Bancorp, a California corporation.

         (b) Continental is a California banking corporation authorized by the California Department of Financial Institutions. Continental has [____________] authorized shares of common stock of which [____________] are outstanding. Continental has no outstanding shares of preferred stock, options or warrants. All of the issued and outstanding shares of Continental common stock are owned by California Community Bancshares, a Delaware corporation.

Section 2.  The Merger.

         Continental shall be merged into Sierra Bank ("Bank Merger"). Sierra Bank shall be the surviving corporation (the "Surviving Corporation").

Section 3.  Stock.

         On the Effective Date, the outstanding shares of Continental shall be canceled and no shares of Sierra Bank shall be issued in exchange therefor.

Section 4.  Articles of Incorporation and By-Laws.

         (a) The Articles of Incorporation of Sierra Bank shall, upon the Effective Date, be the Articles of Incorporation of the Surviving Corporation. It is the intention of the parties that the Merger will be treated as a tax free reorganization pursuant to Section 368 of the Internal Revenue Code.

         (b) The By-Laws of Sierra Bank, as they exist on the Effective Date, shall be the By-Laws of the Surviving Corporation until the same are amended.

Section 5.  Effect of Merger And Effective Date.

         The effect of the Merger and the Effective Date of the Merger are as prescribed by law.

Section 6.  Officers and Directors

         Subject to the provisions of Section 1.4 of the Plan, the officers and directors of Sierra Bank holding office on the Effective Date shall be the officers and directors of the Surviving Corporation until removed as provided by law or until the election of their respective successors.

Section 7.  Acts of Merging Corporation

         Continental, as the merging corporation, shall from time to time, as and when requested by the Surviving Corporation, execute and deliver all such documents and instruments and take all such action necessary or desirable to evidence or carry out this Merger.

Section 8.  Definitions.

         All capitalized terms herein shall have the meanings ascribed to them in this Merger Agreement; provided, however, if no meaning is separately ascribed to such capitalized terms in this Merger Agreement, then such terms will have the meanings ascribed to them in the Plan of Acquisition and Merger dated November 13, 1997, among SierraWest Bancorp, SierraWest Bank, California Community Bancshares and Continental Pacific Bank ("Plan").

         In witness whereof the parties have executed this Merger Agreement.


                      CONTINENTAL PACIFIC BANK


                      By___________________________________
                        Walter O. Sunderman
                        President and Chief Executive Officer

                      By___________________________________
                        John Usnick
                        Corporate Secretary


                      SIERRAWEST BANK


                      By___________________________________
                        William T. Fike
                        President and Chief Executive Officer

                      By___________________________________
                        A. Morgan Jones
                        Corporate Secretary

Annex B
                         STOCK OPTION AGREEMENT

         This  AGREEMENT is dated as of November 13,  1997,  between  SierraWest
Bancorp  ("Sierra"),   a  California   corporation,   and  California  Community
Bancshares, a California corporation ("CCBC").

                              W I T N E S S E T H:

         WHEREAS, the Boards of Directors of Sierra and CCBC have approved an Plan of Acquisition and Merger ("Plan") dated as of the date hereof which contemplates the acquisition by Sierra of CCBC by means of the merger of CCBC with and into Sierra, with Sierra as the entity surviving the merger;

         WHEREAS, as a condition to Sierra's entry into the Plan and to induce such entry, CCBC has agreed to grant to Sierra the option set forth herein to purchase shares of CCBC's authorized but unissued common stock, par value $.10 per share ("Common Stock");

         Unless otherwise provided in this Agreement, capitalized terms shall have the meanings ascribed to such terms in the Plan.

         NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

         1 Grant of Option. Subject to the terms and conditions set forth herein, CCBC hereby grants to Sierra an option (the "Option") to purchase up to 282,914 shares of Common Stock (the "Option Shares"), at a per share price equal to the average of the bid and ask prices for CCBC Common Stock for the five trading days preceding the execution of the Plan (the "Exercise Price"); provided, however, that in the event CCBC issues or agrees to issue any shares of Common Stock to an Acquiring Person (as that term is defined in Section 6 herein) at a price less than the Exercise Price, the Exercise Price shall be equal to such lesser price.

         2    Exercise of Option.

                  (a) Sierra may exercise the Option, in whole or in part, in accordance with and to the extent permitted by applicable law at any time or from time to time but only upon or after the occurrence of a Purchase Event (as that term is defined in Paragraph (b) below of this section); provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur (such earliest date, the "Expiration Date") of (i) the termination of the Plan pursuant to Section
11.2 (a) and (g) thereof;  (ii) the date of termination pursuant to Section 11.2
(b),  (c),  (d),  (e) or (h) thereof if such date is prior to a Purchase  Event;

(iii) the effective time of the acquisition of CCBC by Sierra pursuant to the Plan, or (iv) twelve months following the occurrence of the earliest to occur of
(A) the date-of any  termination  of the Plan other than as  described in (i) or
(ii)  above  or  (B)  the  date  of  first   occurrence  of  a  Purchase  Event.
Notwithstanding the foregoing, CCBC shall not be obligated to issue the Option Shares upon exercise of the Option (i) in the absence of any required governmental or regulatory waiver, consent or approval necessary for CCBC to issue such Option Shares or for Sierra or any transferee to exercise the Option or prior to the expiration or termination of any waiting period required by law, or (ii) so long as any injunction or other order, decree or ruling issued by any federal or state court of competent jurisdiction is in effect which prohibits the sale or delivery of the Option Shares.

                  (b) As used herein, a "Purchase Event" shall have occurred when: (i) CCBC or any subsidiary of CCBC, (without the prior written consent of Sierra) enters into an agreement with any person (other than Sierra or any of its subsidiaries) pursuant to which such person would: (x) merge or consolidate with, or enter into any similar transaction with CCBC or any subsidiary of CCBC,
(y) purchase, lease or otherwise acquire all or substantially all of the assets of CCBC or (z) purchase or otherwise acquire (by merger, consolidation, share exchange or any similar transaction) securities representing 10 percent or more of the voting shares of CCBC (the transactions referred to in subparagraph (x),
(y) and (z) are referred to as an "Acquisition Transaction"); (ii) any person or group of persons acting in concert (other than Sierra or any of its subsidiaries) acquires the beneficial ownership or the right to acquire beneficial ownership of securities representing 24.99 percent or more of the voting shares of CCBC (the term "beneficial ownership" for purposes of this Agreement shall have the meaning set forth in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the regulations promulgated thereunder); (iii) the shareholders of CCBC fail to approve the business combination between CCBC and Sierra contemplated by the Plan at any meeting of such shareholders which has been held for that purpose or any adjournment or postponement thereof, the failure of such a shareholder meeting to occur prior to termination of the Plan, or the withdrawal or modification (in a manner adverse to Sierra) of the recommendation of CCBC's Board of Directors of the Merger and Plan that the shareholders of CCBC approve the Merger and the Plan, in each case, after there shall have been a public announcement that any person (other than Sierra or any of its subsidiaries), shall have (A) made, or publicly disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a tender offer, as defined herein, or filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to an exchange offer, as defined herein, or (C) filed an application (or given a notice), whether in draft or final form, with the Department of Financial Institutions of the State of California or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;
(iv) any person (other than Sierra or other than in connection with a transaction which Sierra has given its prior written consent), shall have filed an application or notice with the Department of Financial Institutions of the State of California or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction, exchange offer or tender offer; (v) CCBC shall have willfully breached any covenant or obligation contained in the Plan in anticipation of engaging in a Purchase Event, and following such breach Sierra would be entitled to terminate the Plan (whether immediately or after the giving of notice or passage of time or both); or (vi) a public announcement by CCBC of the authorization, recommendation or endorsement by CCBC of an Acquisition Transaction, exchange offer or tender offer or a public announcement by CCBC of an intention to authorize, recommend or announce an Acquisition Transaction, exchange offer or tender offer. If a Purchase Event has occurred, the Option shall continue to be exercisable until its termination in accordance with

Section 2(a) hereof. CCBC shall notify Sierra promptly in writing upon learning of the occurrence of a Purchase Event, it being understood that the giving of such notice by CCBC shall not be a condition to the right of Sierra to transfer or exercise the Option. As used in this Agreement, "person" shall have the same meaning set forth in the Plan. As used in this paragraph "tender offer" or "exchange offer" shall mean, respectively, the commencement (as such term is defined in Rule 14d-2 promulgated under the Exchange Act) by any person (other than Sierra or any subsidiary of Sierra) of, or the filing by any person (other than Sierra or any subsidiary of Sierra) of a registration statement under the Securities Act with respect to, a tender offer or exchange offer, respectively, to purchase shares of CCBC Stock such that, upon consummation of such offer, such person would own or control 10 percent or more of the then-outstanding shares of CCBC Stock.

                  (c) In the event a Purchase Event occurs, Sierra may elect to exercise the Option. If Sierra wishes to exercise the Option, it shall send to CCBC a written notice (the date of which shall be referred to herein as the "Notice Date") which specifies (i) the total number of Option Shares to be purchased, and (ii) a place and date not earlier than two business days nor later than ten business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"); provided however, that if prior notification to or approval of the Department of Financial Institutions of the State of California or any other regulatory agency is required in connection with such purchase, the Holder, as defined below, shall promptly file the required notice or application for approval, shall promptly notify CCBC of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto, subject to receipt of any required regulatory approvals.

         3    Payment and Delivery of Certificates; Sierra Representation.

                  (a) If Sierra elects to exercise the Option, then at the Closing, Sierra shall pay to CCBC the aggregate purchase price for the Option Shares purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank designated by CCBC.

                  (b) At such Closing, simultaneously with the delivery of the purchase price for the Option Shares as provided in Paragraph (a) hereof, CCBC shall deliver to Sierra a certificate or certificates, registered in the name of Sierra or its designee, representing the number of Option Shares purchased by Sierra. Such certificates may be endorsed with any legend required pursuant to any permit or exemption granted by the Department of Financial Institutions of the State of California or any other regulatory agency, as well as the following legend:

                  THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN PROVISIONS OF AN AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND THE ISSUER, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A REQUEST THEREFOR.

Any such legend shall be removed by delivery of a substitute certificate without such legend if Sierra shall have delivered to CCBC an opinion of counsel, in form and substance satisfactory to CCBC, that such legend is not required for purposes of assuring compliance with applicable securities or other law or with this Agreement.

                  (c) Except as otherwise provided herein, Sierra hereby represents and warrants to CCBC that the Option is being, and any Option Shares issued upon exercise of the Option will be, acquired by Sierra for its own account and not with a view to any distribution thereof, and Sierra will not sell any Option Shares purchased pursuant to exercise of the Option except in compliance with applicable securities and other laws.

         4    Representations.  CCBC hereby represents and warrants to Sierra as follows:
                  (a) CCBC has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement and all of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of CCBC. This Agreement has been duly executed and delivered by CCBC and constitutes a valid and binding agreement of CCBC, enforceable against CCBC in accordance with its terms, except as the enforceability hereof may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally or by equitable principles, whether such enforcement is sought in law or equity.

                  (b) The execution and delivery by CCBC of this Agreement and the consummation of the transactions herein contemplated do not and will not violate or conflict with CCBC's Certificate of Incorporation or Bylaws, any statute, regulation, judgment, order, writ, decree or injunction applicable to CCBC (other than as may be effected by Sierra's ownership of CCBC Common Stock exceeding certain limits set forth by statute or regulation) or its properties or assets and do not and will not violate, conflict with, result in a breach of, constitute a default (or an event which with due notice and/or lapse of time would constitute a default) under, result in a termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of CCBC under the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, or loan agreement or other agreement, instrument or obligation to which CCBC is a party, or by which CCBC or any Of its properties or assets may be bound or affected.

                  (c) CCBC has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms, will have reserved for issuance upon the exercise of the Option a number of shares of Common Stock sufficient to satisfy the exercise of the Option in full, all of which Common Stock, upon issuance pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances, security interests and preemptive rights.

         5    Adjustment Upon Changes in Capitalization.

                  (a) In the event of any stock dividend, stock split, split-up, recapitalization, reclassification, combination, exchange of shares or similar transaction or event with respect to Common Stock, the type and number of shares or securities subject to the Option and the Exercise Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Sierra shall receive, upon exercise of the

Option, the number and class of shares or other securities or property that Sierra would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date thereof, as applicable. If any shares of Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 5(a)), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Common Stock previously issued to Sierra pursuant hereto, equals 19.9 percent of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to this Option.

                  (b) In the event that CCBC, shall, prior to the Expiration Date, enter into an agreement: (i) to consolidate with or merge into any person, other than Sierra or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Sierra or one of its subsidiaries, to merge into CCBC and CCBC shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of CCBC or any other person or cash or any other property or the outstanding shares of Common Stock immediately prior to such merger shall after such merger represent less than 50 percent of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Sierra or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Sierra, of either (x) the Succeeding Corporation (as defined below), (y) any person that controls the Succeeding Corporation, or (z) in the case of a merger described in clause (ii), CCBC (in each case, such person being referred to as the "Substitute Option Issuer.")

                  (c) The Substitute Option shall have the same terms as the Option, provided, that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Sierra. The Substitute Option Issuer shall also enter into an agreement with the then-holder or holders of the Substitute Option in substantially the form as this Agreement, which shall be applicable to the Substitute Option.

                  (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Option Price") shall then be equal to the Exercise Price multiplied by a fraction in which the numerator is the number of shares of the Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

                  (e) The following terms have the meanings indicated:

                  (i) "Succeeding Corporation" shall mean (x) the continuing or surviving corporation of a consolidation or merger with CCBC (if other than CCBC), (y) CCBC in a merger in which CCBC is the continuing or surviving person, and (z) the transferee of all or any substantial part of CCBC assets (or the assets of its subsidiaries).

                  (ii)"Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

                  (iii) "Assigned Value" shall mean the highest of (x) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made by any person (other than Sierra or its subsidiaries) (y) the price per share of Common Stock to be paid by any person (other than Sierra or any of its subsidiaries) pursuant to an agreement with CCBC, and (z) the highest closing sales price per share of Common Stock as quoted on the Nasdaq National Market (or if Common Stock is not quoted on the Nasdaq National Market, the highest bid price per share on any day as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Sierra) within the six-month period immediately preceding the agreement referred to in (y); provided, that in the event of a sale of less than all of CCBC's assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of CCBC as determined by a nationally recognized investment banking firm selected by Sierra and reasonably acceptable to CCBC, divided by the number of shares of Common Stock outstanding at the time of such sale. In the event that an exchange offer is made for Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for the Common Stock shall be determined by a nationally recognized investment banking firm mutually selected by Sierra and CCBC (or if applicable, the Succeeding Corporation), provided that if a mutual selection cannot be made as to such investment banking firm, it shall be selected by Sierra.

                  (iv)"Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale, provided that if CCBC is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by CCBC, the person merging into CCBC or by any company which controls or is controlled by such merging person, as Sierra may elect.

                  (f) In no event pursuant to any of foregoing paragraphs shall the Substitute Option be exercisable for more than 19.9 percent of the aggregate of the shares of the Substitute Common Stock outstanding immediately prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9 percent of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to Sierra equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Sierra and the Substitute Option Issuer.

                  (g) CCBC shall not enter into any transaction described in subsection (b) of this Section 5 unless the Succeeding Corporation and any person that controls the Succeeding Corporation assume in writing all the obligations of CCBC hereunder and take all other actions that may be necessary so that the provisions of this Agreement, including but not limited to this
Section 5, are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguishable from or have lesser economic value than other shares of common stock issued by the Substitute Option Issuer).

         6    Purchase of Option Shares and Options by CCBC.

                  (a) From and after the first date a  transaction  specified in
Section 5(b) herein is consummated (the "Repurchase Event"), and subject to applicable regulatory restrictions, Sierra or a holder or former holder of any Options (a "Holder") who has exercised the Options in whole or in part shall have the right to require CCBC to purchase some or all of the Option Shares at a purchase price per share (the "Purchase Price") equal to the highest of (i) 100 percent of the Exercise Price, (ii) the highest price paid or agreed to be paid for shares of Common Stock by an Acquiring Person (as defined in Paragraph (b) of this Section) in any tender offer, exchange offer or other transaction or series of related transactions involving the acquisition of 10 percent or more of the outstanding shares of Common Stock during the one-year period immediately preceding the Purchase Date (as defined in Paragraph (d) of this Section) and
(iii) in the event of a sale of all or substantially all of CCBC's assets, (x) the sum of the price paid in such sale for such assets and the current market value of the remaining assets of CCBC as determined by a recognized investment banking firm jointly selected by such Holder and CCBC, each acting in good faith, divided by (y) the number of shares of Common Stock then outstanding; provided, however, that the amount calculated pursuant to clauses (ii) and (iii) of this Section 6(a) shall not exceed $2.0 million. In the event that any of the consideration paid or agreed to be paid by an Acquiring Person for any shares of Common Stock or for any of CCBC's assets consists in whole or in part of securities, the value of such securities for purposes of determining the Purchase Price shall be determined (i) if there is an existing public trading market therefor, by the average of the last sales prices for such securities on the ten trading days ending three trading days prior to the payment of such consideration (if such consideration has been paid) or prior to the date of determination (if such consideration has not yet been paid) and (ii) if there is no existing public trading market for such securities, by a recognized investment banking firm jointly selected by the Holder and CCBC, each acting in good faith. The Holder's right to require CCBC to purchase some or all of the Option Shares under this Section shall expire on the day which is one year following the Repurchase Event; provided, that if CCBC is prohibited under applicable regulations from purchasing Common Stock as to which a Holder has given notice hereunder, then the Holder's right to require CCBC to purchase such shares shall expire on the date which is one year following the date on which CCBC no longer is prohibited from purchasing such shares: provided further, that CCBC shall use its best efforts to obtain any consent or approval and make any filing required for CCBC to consummate as quickly as possible the purchase of the Common Stock contemplated hereunder.

                  (b) For purposes of this Agreement, "Acquiring Person" shall mean a person or group (as such terms are defined in the Exchange Act and the rules and regulations thereunder) other than Sierra or a subsidiary of Sierra who on or after the date of this Agreement engages in a transaction which gives rise to a Purchase Event.

                  (c) Subject to applicable regulatory restrictions, from and after a Repurchase Event or after Sierra receives official notice that an approval of the Department of Financial Institutions of the State of California, or any other regulatory authority, required for the exercise of the Option and purchase of the Option Shares will not be issued or granted, a Holder shall have the right to require CCBC to purchase some or all of the Options held by such Holder at a price equal to the Purchase Price minus the Exercise Price on the Purchase Date (as defined in Paragraph (d) of this Section) multiplied by the number of shares of Common Stock that may be purchased on the Purchase Date upon the exercise of the Options elected to be purchased; provided, however, that the amount calculated pursuant to this Section 6(c) shall not exceed $2.0 million.

Notwithstanding the termination date of the Options, the Holder's right to require CCBC to purchase some or all of the Options under this Section shall expire on the day which is one year following the Repurchase Event; provided, that if CCBC is prohibited under applicable regulations from purchasing the Options as to which an Holder has given notice hereunder, then the Holder's right to require CCBC to purchase such Options shall expire on the day which is one year following the date on which CCBC no longer is prohibited from purchasing such Options; provided further, that CCBC shall use its best efforts to obtain any consent or approval and make any filing required for CCBC to consummate as quickly as possible the purchase of the Options contemplated hereunder.

                  (d) A Holder may exercise its right to require CCBC to purchase the Common Stock or Options (collectively, "Securities") pursuant to this Section by surrendering for such purpose to CCBC, at its principal office or at such other office or agency maintained by CCBC for that purpose, within the period specified above, the certificates or other instruments representing the Securities to be purchased accompanied by a written notice stating that it elects to require CCBC to purchase all or a specified number of such Securities. Within five business days after the surrender of such certificates or instruments and the receipt of such notice relating thereto, to the extent it is legally permitted to do so, CCBC shall deliver or cause to be delivered to the Securities Holder (i) a bank cashier's or certified check payable to the Securities Holder in an amount equal to the applicable purchase price therefor, and (ii) if less than the full number of Securities evidenced by the surrendered instruments are being purchased, a new certificate or instrument, for the number of Securities evidenced by such surrendered certificates or other instruments less the number of Securities purchased. Such purchases shall be deemed to have been made at the close of business on the date (the "Purchase Date") of the receipt of such notice and of such surrender of the certificates or other instruments representing the Securities to be purchased and the rights of the Securities Holder, except for the right to receive the applicable purchase price therefor in accordance herewith, shall cease on the Purchase Date.

         7 Demand Registration Rights. As promptly as practicable upon Sierra's request after a Purchase Event, CCBC agrees to prepare and file not more than two registration statements, prospectuses or permit or exemption applications ("Registration Event") as appropriate, under federal and any applicable state securities laws, with respect to any proposed sale of any warrants, options or other securities representing any of Sierra's rights under this Agreement or proposed dispositions by Sierra of any or all of the Option Shares, if such registrations or filings are required by law or regulation, and to use its best efforts to cause any such registration statements or prospectuses to become effective, or to have any permit or exemption granted, as expeditiously as possible and to keep such registration statement, prospectus, permit or exemption effective for a period of not less than 180 days unless, in the written opinion of counsel to CCBC, addressed to Sierra and satisfactory in form and substance to Sierra and its counsel, registration (or filing of a prospectus, or grant of a permit or exemption) is not required for such proposed transactions. All fees, expenses and charges of any kind or nature whatsoever incurred in connection with any registration of, or the preparation of any registration statement, prospectus or permit or exemption application relating to, the Options or the Option Shares pursuant to this Section 7 shall be borne and paid by CCBC; provided, however, that in no event shall this Section 7 be construed to require CCBC to bear the expense of any change of control notice or similar regulatory filing made by any purchaser or acquiror of Option Shares issued to Sierra pursuant to this Agreement. In the event Sierra exercises its registration rights under this Section 7, CCBC shall provide Sierra, its affiliates, each of their respective officers and directors and any underwriters used by Sierra, with indemnifications, representations and warranties and shall cause its attorneys and accountants to deliver to Sierra and any such underwriters attorneys' opinions and "comfort letters", all of a type customarily provided or delivered in connection with public underwritten offerings of securities. In the event CCBC effects a registration of Common Stock for its own account or for any other shareholder of CCBC, it shall allow Sierra to participate in such registration. Notwithstanding the foregoing, CCBC shall have the right to delay (a "Delay Right") a Registration Event for a period of up to thirty (30) days, in the event it receives a request from Sierra to effect a Registration Event, if CCBC (i) is involved in a material transaction, or (ii) determines, in the good faith exercise of its reasonable business judgment, that such registration and offering could adversely effect or interfere with bona fide material financing plans of CCBC or would require disclosure of information, the premature disclosure of which could materially adversely affect CCBC or any transaction under active consideration by CCBC. For purposes of this Agreement, the term "material transaction" shall mean a transaction which, if CCBC were subject to the reporting requirements under the Exchange Act, would require CCBC to file a current report on Form 8-K with the Securities Exchange Commission. CCBC shall have the right to exercise two Delay Rights in any eighteen (18) month period.

         8    Listing.

         If Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the Nasdaq National Market or any other securities exchange or automated quotation system, CCBC, or any successor thereto, upon the request of the holder of the Option, will promptly file an application, if required, to authorize for listing or trading or quotation the shares of Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq National Market or any other securities exchange or automated quotation system and will use its best efforts to obtain approval, if required, of such listing or quotation as soon as possible.

         9    Total Profit.

         Notwithstanding any other provision of this Agreement to the contrary, in no event shall Sierra purchase under the terms of this Agreement that number of Option Shares which have a Spread Value, as defined below, in excess of $2.0 million. In the event the Spread Value exceeds $2.0 million, the number of Option Shares which Sierra is entitled to purchase at the Closing Date shall be reduced to the extent required such that the Spread Value following such reduction is equal to or less than $2.0 million. "Spread Value" shall mean the difference between (i) the product of (1) the sum of the total number of Option Shares Sierra (x) intends to purchase at a Closing pursuant to the exercise of the Option and (y) previously purchased pursuant to the prior exercise of the Option, and (2) the closing price of CCBC Common Stock as quoted on the Nasdaq National Market on the last trading day immediately preceding the Closing Date, and (ii) the product of (1) the total number of Option Shares Sierra (x) intends to purchase at the Closing Date pursuant to the exercise of the Option and (y) previously purchased pursuant to the prior exercise of the Option and (2) the applicable Option Price of such Option Shares.

         10   Miscellaneous.

         (a) Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         (b) Entire Agreement. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         (c) Assignment. At any time after a Purchase Event occurs, Sierra may sell, assign or otherwise transfer its rights and obligations hereunder, in whole or in part, by issuing Options or otherwise, to any person or group of persons, subject to applicable law, rule or regulation. In order to effectuate the foregoing, Sierra (or any direct or indirect assignee or transferee of Sierra) shall be entitled to surrender this Agreement to CCBC in exchange for two or more Agreements entitling the holders thereof to purchase in the aggregate the same number of shares of Common Stock as may be purchasable hereunder.

         (d) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or by confirmed facsimile transmission or sent by registered or certified mail or overnight courier, postage prepaid, with return receipt requested, addressed as follows:

         If to Sierra:

                           SierraWest Bancorp
                           10181 Truckee-Tahoe Airport Road
                           Truckee, California 96160
                           Attention:  William T. Fike, President & CEO
                           Facsimile Number:  (916) 582-2953

         With a copy to:

                           McCutchen, Doyle, Brown & Enersen, LLP
                           3 Embarcadero Center, #1800
                           San Francisco, California  94111
                           Attention:  James M. Rockett, Esq.
                           Facsimile Number:  (415) 393-2286

         If to CCBC:

                           California Community Bancshares Corporation
                           555 Mason Street, Suite 280
                           Vacaville, California 95688-3985
                           Attention: Walter O. Sunderman, President & CEO Facsimile Number: (707) 448-1731

         With a copy to:
                           Lillick and Charles

                           2 Embarcadero Center, #2600
                           San Francisco, California  94111
                           Attention:  Ronald W. Bachli, Esq.
                           Facsimile Number:  (415) 421-4799

         A party may change its address for notice purposes by written notice to the other party hereto.

         (e)..Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

         (f)..Specific Performance. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with their specific terms or conditions or were otherwise breached and that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining the amount of damage that will be suffered by the parties in the event that this Agreement is not performed in accordance with its terms or conditions or otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the parties and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity.

         (g)..Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

         (h)..Best Efforts. Each of Sierra and CCBC will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the Department of Financial Institutions of the State of California for approval to acquire or issue the shares issuable hereunder.

         (i)..Descriptive Headings. The descriptive headings herein are inserted for convenience of reference and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, as of the day and year first written above.

                         SIERRAWEST BANCORP


                         By:
                         William T. Fike, President and
                         Chief Executive Officer


                         CALIFORNIA COMMUNITY BANCSHARES
                         CORPORATION


                         By:
                         Walter O. Sunderman, President and
                         Chief Executive Officer

Annex C

                          Van Kasper & Company Letterhead

November 11, 1997

Board of Directors
California Community Bancshares Corporation
555 Mason Street, Suite 280
Vacaville, CA  95688

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of common shares of California Community Bancshares Corporation ("CCBC") of the consideration to be received by CCBC, in the proposed merger (the "Merger") of CCBC with and into SierraWest Bancorp ("Sierra"). Pursuant to the Agreement and Plan of Merger (the "Agreement") and subject to the terms and conditions contained therein, each holder of common shares of CCBC will receive, in exchange for common shares of CCBC, Sierra common shares in the ratio of 1.000 shares of Sierra common shares for each share of CCBC common stock subject to certain adjustments as described in the Agreement.

We have acted for CCBC and for the Board of Directors as financial advisor in connection with this transaction and will receive a fee for our services. We have previously provided investment banking and financial advisory services to both CCBC and Sierra. We are not currently providing investment banking or financial advisory services to Sierra. We currently are a market maker in CCBC's common shares.

In arriving at our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement; (ii) certain publicly available financial and other data with respect to CCBC and Sierra, including consolidated financial statements and recent years and interim periods to September 30, 1997; (iii) certain other publicly available financial and other information concerning CCBC and Sierra and the trading markets for the publicly traded securities of CCBC and Sierra; (iv) publicly available information concerning other banks and holding companies, the trading markets for their securities and the nature and terms of certain other merger transactions we believed relevant to our inquiry; and (v) evaluations and analyses prepared and presented to the Board of Directors of CCBC or a committee thereof in connection with the Merger. We have held discussions with senior management of CCBC and of Sierra concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations.

We have reviewed with senior management of CCBC earnings projections for CCBC as a stand-alone entity, assuming the Merger does not occur, prepared by CCBC. We have reviewed with senior management of Sierra earnings projections as a stand-alone entity, assuming the Merger does not occur, prepared by Sierra. We have also reviewed with the senior management of Sierra the projected operating cost savings reasonably expected by Sierra resulting from the Merger with CCBC. Certain pro forma financial projections for the combined companies and for CCBC and Sierra as stand-alone entities were derived by us based upon the projections and growth assumptions discussed above, as well as our own assessment of general economic, market and financial conditions. In certain cases, such combined pro forma financial projections included projected operating cost savings derived by us based upon the projections discussed above and believed by us to be realizable in the Merger.

In conducting our review and in arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and we have not assumed any responsibility for independent verification of the same. We have relied upon the managements of CCBC and Sierra as to the reasonableness of the financial and operating forecasts, projections and projected operating cost savings (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts, projections and projected operating cost savings reflect the best currently available estimates and judgments of the applicable managements. We have also assumed, without assuming any responsibility for the independent verification of same, that the aggregate allowances for loan losses for CCBC and Sierra are adequate to cover such losses. We have not made or obtained any evaluations or appraisals of the property of CCBC or Sierra, nor have we examined any individual loan credit files. For purposes of this opinion, we have assumed that the Merger will have the tax, accounting and legal effects (including, without limitation, that the Merger will be accounted for as a pooling-of-interests) described in the Agreement and assumed the accuracy of the disclosures set forth in the Agreement. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of common shares of CCBC of the Exchange Ratio in the Merger as set forth in Section 2.1(b) and (c) of the Agreement and does not address CCBC's underlying business decision to proceed with the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of CCBC and Sierra, including interest income, interest expense, net interest income, net interest margin, provision for loan losses, non-interest income, non-interest expense, earnings, dividends, internal capital generation, book value, intangible assets, return on assets, return on shareholders' equity, capitalization, the amount and type of non-performing assets, loan losses and the reserve for loan losses, all as set forth in the financial statements for CCBC and for Sierra; (ii) the assets and liabilities of CCBC and Sierra, including the loan, investment and mortgage portfolios, deposits, other liabilities, historical and current liability sources and costs and liquidity; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based only upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

It is understood that this letter is for the information of the Board of Directors of CCBC and may not be relied upon by any other person or used for any other purpose without our prior written consent except a copy of this letter may be included in CCBC's proxy statement with respect to the Merger. This letter does not constitute a recommendation to the Board of Directors or to any shareholder of CCBC with respect to any approval of the Merger.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Exchange Ratio in the Merger as set forth in Section 2.2(b) and (c) of the Agreement is fair, from a financial point of view, to the holders of the common shares of CCBC.

                               Very truly yours,



                               VAN KASPER & COMPANY

Annex D

                         NationsBanc Montgomery Securities, Inc.
                                  Letterhead




November 13, 1997


Board of Directors
SierraWest Bancorp
101891 Truckee-Tahoe Airport Road
Truckee, CA  96161

Gentlemen:

     We understand that California Community Bancshares Corporation a Delaware corporation ("Seller"), and SierraWest Bancorp, a California corporation ("Buyer"), have entered into a Plan of Acquisition and Merger dated November 13, 1997 (the "Merger Agreement"), pursuant to which Seller will be merged with and into Buyer, which will be the surviving entity (the "Merger"). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management and counsel of Buyer, we understand that each outstanding share of the common stock, $0.10 par value, per share of Seller ("Seller Common Stock"), will be converted into and exchangeable for that number of shares of the common stock, no par value, per share of Buyer ("Buyer Common Stock"), equal to the Exchange Ratio (as defined in the Merger Agreement) as follows:

         (i) if the average of the closing prices of Buyer Common Stock for the 20 trading days preceding the fifth business day prior to the Effective Date and as further defined in the Merger
                Agreement ("Market Value") is between $22.76 and $25.24, inclusive, the Exchange Ratio shall be determined by dividing $26.40 by the Market Value;
         (ii) if the Market Value is between $25.25 and 26.25, inclusive, the Exchange Ratio shall be 1.0476; (iii) if the Market Value is between $26.26 and 28.24, inclusive, the Exchange Ratio shall be 1.0476 minus .000238 for each $0.01 by which the Market Value is greater than $26.25; (iv) if the Market Value is $28.25, the Exchange Ratio shall be 1.000; (v) if the Market Value is between $28.26 and $29.25, inclusive, the Exchange Ratio shall be determined by dividing (A) $28.25 plus 75% of the amount by which the Market Value exceeds $28.25 by (B) the Market Value;
         (vi) if the Market Value is between $29.26 and $30.25, inclusive, the Exchange Ratio shall be determined by dividing (A) $29.00 plus 50% of the amount by which the Market Value exceeds $29.25 by
                (B) the Market Value;

         (vii) if the Market Value exceeds $30.26, the Exchange Ratio shall be determined by dividing (A) $29.50 plus 25% of the amount by which the Market Value exceeds $30.25 by (B) the Market Value; and
         (viii) if the Market Value is $22.75 or less, the Exchange Ratio shall be 1.1579;

subject to certain adjustments, including in the event that the Market Value is less than $21.59 then Seller has the right to terminate the Merger Agreement unless Buyer increases the Exchange Ratio to equal the quotient obtained by dividing $25.00 by the Market Value, (the "Consideration"). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

         You have asked for our opinion as investment bankers as to whether the Consideration to be paid by Buyer pursuant to the Merger Agreement is fair to Buyer from a financial point of view, as of the date hereof.

     In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the audited consolidated financial statements for the fiscal years ended December 31, 1995 and 1996 and unaudited consolidated financial statements for the interim periods ended September 30, 1997, and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Seller and Buyer; (ii) reviewed the financial terms and conditions of the Merger Agreement dated November 7, 1997; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Seller and Buyer certain information of a business and financial nature regarding Seller and Buyer, furnished to us by them, including financial forecasts and related assumptions of Seller and Buyer; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Buyer's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

     In connection with our review and with your consent, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller and Buyer provided to us by their respective managements, upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts (including the assumption regarding potential cost savings resulting from the Merger) have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective managements as to the future financial performance of Seller and Buyer and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller's or Buyer's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of the counsel and independent accountants to Buyer as to all legal and financial reporting matters with respect to Buyer, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowance for losses with respect thereto and have assumed, with your consent, that such allowance for each of Seller and Buyer is in the aggregate adequate to cover such losses. You have informed us, and we have assumed, that the Merger will be recorded as a pooling of interests under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.

     We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by Buyer of any of the conditions to its obligations thereunder. We have also assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no restrictions, including any divestiture requirements, will be imposed that could have a meaningful effect on the contemplated benefits of the merger.

     We have acted as financial advisor to Buyer in connection with the Merger and will receive a fee for our services, including rendering this opinion, a significant portion of which is contingent upon the consummation of the Merger. In the ordinary course of our business, we may trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also performed various investment banking services for Buyer.

     Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Consideration to be paid by Buyer pursuant to the Merger Agreement is fair to Buyer from a financial point of view, as of the date hereof.

     This opinion is directed to the Board of Directors of Buyer in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the fairness of the Consideration to the shareholders from a financial point of view and does not address the relative merits of the Merger and any alternatives to the Merger, Buyer's underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Buyer, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in any proxy statement or registration statement filed with the Securities and Exchange Commission in connection with the Merger. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

                      Very truly yours,

                      NATIONSBANC MONTGOMERY
                      SECURITIES, INC.

   Annex E

            CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION CODE

ss. 1300. Right to Require Purchase - "Dissenting Shares" and "Dissenting Shareholder" Defined.

         (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-term merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short- form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

         (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

         (1) Which were not immediately prior to the reorganization or short-term merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes the provisions of this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

         (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-term merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

         (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

         (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

         (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

ss. 1301.  Demand for Purchase.

         (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

         (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) [sic] of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

         (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

ss. 1302.  Endorsement of Shares.

         Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

ss. 1303.  Agreed Price -- Time for Payment.

         (a)..If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

         (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

ss. 1304.  Dissenter's Action to Enforce Payment.

         (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

         (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

         (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine the fair market value of the shares.

                                  PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors.

         Section 317 of the California General Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions and subject to certain limitations. Article 6 of the Articles of Incorporation of the registrant contains provisions limiting the monetary liability of directors for breaches of the duty of care. Article 6 of the Articles of Incorporation of the registrant also contains provisions for the indemnification of directors, officers and employees to the fullest extent permitted, and in excess of that authorized, under Section 317. In addition, the registrant maintains officers and directors liability insurance for an annual aggregate maximum of $10,000,000.

Item 21.  Exhibits and Financial Statement Schedules.

         (a)  Exhibits.

         Exhibits                Description of Exhibits

         2.1 Plan of Acquisition and Merger by and between SierraWest Bancorp, SierraWest Bank and Mercantile Bank, filed as Exhibit 2 to Registrant's Form 8-K dated January 24, 1997, and by this reference incorporated herein.

         2.2 Plan of Acquisition and Merger dated November 13, 1997 among SierraWest Bancorp, SierraWest Bank, California Community Bancshares and Continental Pacific Bank (included as Annex A)

         3.1                     Articles of Incorporation and by-laws, filed as
                                 Exhibit 3.1 to Registrant's 1993 Annual Report on Form 10-K, and by this reference incorporated herein.

         3.2 Amendment to Articles of Incorporation and by-laws, filed as Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         4.1 Form of Indenture between the Registrant and American Stock Transfer & Trust Company, as Trustee, relating to the issuance of the 8.5% Subordinated Convertible Debentures due 2004, filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration No. 33-72498), and by this reference incorporated herein.

         4.2                     Form of Debenture (included in Exhibit 4.1).

         4.3 Rights Agreement between Sierra Tahoe Bancorp and American Stock Transfer & Trust Co., dated January 16, 1996, filed as Exhibit 4 to Registrant's Form 8-A dated January 3, 1996, and by this reference incorporated herein.

         5                       Opinion of McCutchen, Doyle, Brown & Enersen,
                                 LLP.

         8 Opinion of McCutchen, Doyle, Brown & Enersen, LLP regarding tax matters.

         10.1 Form of Financial Advisory and Sales Agency Agreement, filed as Exhibit 10.1 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration
                                 NO. 33-72498), and by this reference
                                 incorporated herein.

         10.2                    Sierra Tahoe  Bancorp KSOP Plan, filed as
                                 Exhibit 10(m) to the Registrant's 1992
                                 Annual Report on Form 10-K, and by this
                                 reference incorporated herein.

         10.3 Interest Rate Swap Agreement between Truckee River Bank and Sanwa Bank California, dated March 1, 1996, filed as Exhibit 10.3 to Registrant's 1995 Annual Report on
                                 Form 10-K and by this reference incorporated herein.

         10.4 Sublease Agreement between Truckee River Bank and Pacific Pawnbrokers, effective
                                 February 1, 1996, filed as Exhibit 10.4 to
                                 Registrant's 1995 Annual Report on Form
                                 10-K and by this reference incorporated herein.

         10.5 License and Service Agreement between Registrant and Essieh & Associates, Inc., dated October 6, 1992, filed as Exhibit 10(r) to Registrant's 1992 Annual Report on
                                 Form 10-K, and by this reference incorporated herein.

         10.6 Rental lease between Truckee River Bank and Haciett Management Corporation (SBA
                                 Reno office) dated January 28, 1993, filed as
                                 Exhibit 10(t) to Registrant's 1992
                                 Annual Report on Form 10-K, and by this
                                 reference incorporated herein.

         10.7 Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and Mary Jane Posnien, dated January 10, 1996, filed as
                                 Exhibit 10.7 to Registrant's 1996 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.8 Purchase and Sale Agreement between Rubin-Sadd Development Company and Sierra Bank of Nevada dated December 15, 1995, filed as
                                 Exhibit 10.8 to Registrant's 1995
                                 Annual Report on Form 10-K, and by this
                                 reference incorporated herein.

         10.9 Agreement between Registrant and American Institute of Banking/California, filed as
                                 Exhibit 10(v) to Registrant's 1992 Annual
                                 Report on Form 10-K, and by this
                                 reference incorporated herein.

         10.10 Amendments to Sierra Tahoe Bancorp KSOP Plan, dated June 24, 1993 and September
                                 14, 1994, filed as Exhibit 10.10 to
                                 Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.11 Three Agreements re Deferred Compensation for Executives, filed as Exhibit 10(d) to the Registrant's 1986 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.12 Stock Plan Agreement, Incentive Stock Option Agreement and a Non-Qualified Stock Option Agreement for the Registrant, filed as Exhibit 10(b) to Registrant's 1988 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.13 Equipment Sale Agreement between Sierra Tahoe Service Company and Information Technology Inc., dated November 22, 1991, filed as Exhibit 10(g) to Registrant's 1991 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.14 Employment Agreement between Registrant and William T. Fike, dated December 22,
                                 1994, filed as Exhibit 10.14 to Registrant's
                                 1994 Annual Report on Form 10-K, and
                                 by this reference incorporated herein.

         10.15 Stock Option Agreement between Sierra Tahoe Bancorp and Richard S. Gaston dated
                                 August 17, 1995, filed as Exhibit 10.15 to
                                 Registrant's 1995 Annual Report on Form
                                 10-K, and by this reference incorporated herein.

         10.16 Contract between Registrant and Federal Home Loan Mortgage Corporation, dated
                                 March 31, 1992, and Attachment to Master
                                 Commitment Agreement, dated April 9, 1992, filed as Exhibit 28(5) to Registrant's March 31, 1992 Quarterly Report on
                                 Form 10-Q, and by this reference incorporated herein.

         10.17 Stock Option Agreement between Sierra Tahoe Bancorp and David W. Clark dated August
                                 17, 1995, filed as Exhibit 10.17 to
                                 Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.18 Stock Option Agreement between Sierra Tahoe Bancorp and William W. McClintock dated August 17, 1995, filed as Exhibit 10.18 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.19 Sierra Tahoe Bancorp 1996 Stock Appreciation Rights Plan, filed as Exhibit C to Registrant's Proxy Statement for its July 23, 1996 annual meeting of shareholders, and by this reference incorporated herein.

         10.20 Employee Stock Ownership Plan, filed as Exhibit 9 to Registrant's Registration Statement on Form S-4, (Registration No. 33-3915), and by this reference incorporated herein.

         10.21 Cafeteria Plan Agreement, filed as Exhibit 10(f) to Registrant's 1986 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.22 Form of Trust Indenture, filed as Exhibit 4 to Registrant's Registration Statement on Form S-2, dated June 25, 1991 (Registration No. 33-41398), and by this reference incorporated herein.

         10.23 Directors' Agreement, filed as Exhibit 2.3 to Registrant's Registration Statement on Form S-4, (Registration No. 33-34954), and by this reference incorporated herein.

         10.24                   Sierra  Tahoe  Bancorp  1988 Stock Option Plan,
                                 filed as Exhibit 28 to Registrant's Registration Statement on Form S-8, dated April 10, 1989 (Registration No. 33-28004), and by this reference incorporated herein.

         10.25 Lease Agreement "Gateway at Donner Pass Limited" between Truckee River Bank (Tenants) and Gateway at Donner Pass Limited (Landlords), dated May 21, 1991, filed as Exhibit 28(G) to Registrant's September 30, 1991 Quarterly Report on Form 10-Q, and by this reference incorporated herein.

         10.26 Grass Valley Lease Agreement between Ray Stone Incorporated and Truckee River Bank, filed as Exhibit 28(G) to Registrant's September 30, 1990 Quarterly Report on
                                 Form 10-Q, and by this reference incorporated herein.

         10.27 Lease and Memorandum of Lease between Walter Neal Olson and Patricia Olson
                                 (Lessors) and Wells Fargo Bank, a California banking corporation (Lessee), dated
                                 November 5, 1962, as amended on March 8, 1973, filed as Exhibit 10.29 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

         10.28 Sublease between Wells Fargo Bank, N.A., a national banking association (Sublessor), and Truckee River Bank, a California Statement Bank (Sublessee), dated December 1, 1984, filed as
                                 Exhibit 10.30 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

         10.29 Lease between Jerome Bunch, for himself and his assigns (Lessor), and Truckee River
                                 Bank (Lessee), dated July 10, 1984, filed as
                                 Exhibit 10.31 to Registrant's Registration
                                 Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

         10.30 Lease between Charles E. Nagy and Martha Nagy (Lessor) and Truckee River Bank (Lessee), dated June 10, 1989, filed as Exhibit 10.32 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

         10.31 Lease between Truckee River Bank (Sublessor) and Tran-Sierra Investment, Inc. (Sublessee), dated February 27, 1991, filed as Exhibit 10.33 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

         10.32 Credit Agreement between Sanwa Bank California and Truckee River Bank dated October 10, 1995, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and by this reference incorporated herein.

         10.33 Equipment Sale Agreement between Information Technology, Inc., and Truckee River Bank, filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and by this reference incorporated herein.

         10.34 Lease between Midby-Rancho Partnership (Lessor) and Truckee River Bank (Lessee), dated November 23, 1993, filed as Exhibit 10.34 to
                                 Registrant's 1993 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.35 Stock Option Agreement between Sierra Tahoe Bancorp and Thomas M. Watson dated August 17, 1995, filed as Exhibit 10.35 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.36 Stock Option Agreement between Sierra Tahoe Bancorp and Jerrold T. Henley dated August 17, 1995, filed as Exhibit 10.36 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.37 Stock Option Agreement between Sierra Tahoe Bancorp and A. Morgan Jones dated August 17, 1995, filed as Exhibit 10.37 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.38 Sierra Tahoe Bancorp 1996 Stock Option Plan, filed as Exhibit A to Registrant's Proxy Statement for its July 23, 1996 annual meeting of shareholders, and by this reference incorporated herein.

         10.39 Director's remuneration continuation agreement between Sierra Tahoe Bancorp and David Clark, dated October 1, 1993, filed as Exhibit 10.39 to Registrant's 1993 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.40 Settlement Agreement and Mutual Release of All Claims re: American River Bank, et al. v. Mutual Fund, Inc., et al. dated March 22, 1996, filed as Exhibit 10.40 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.41 Federal funds facility agreement between Union Bank of California and Truckee River Bank dated April 8, 1996, filed as Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and by this reference incorporated herein.

         10.42 First Amendment to Senior Management Benefits Agreement between Sierra Tahoe Bancorp and David C. Broadley, dated April 2, 1996, filed as Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and by this reference incorporated herein.

         10.43 Incentive Stock Option Agreement between Registrant and Martin R. Sorensen, dated May 18, 1994, filed as Exhibit 10.44 to
                                 Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.44 Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and Patrick S. Day, dated January 10, 1996, including First Amendment dated April 2, 1996, filed as Exhibit
                                 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.45 Deferred Fee Agreement between Sierra Tahoe Bancorp and Thomas M. Watson, dated June 19, 1996, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.46 Federal Funds Agreement between Bank of California and Truckee River Bank, dated March 31, 1994, filed as Exhibit 10.47 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.47 Agreement between American Financial Skylink and Sierra Tahoe Bancorp, dated August 1, 1994, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, and by this reference incorporated herein.

         10.48 Deferred Fee Agreement between Sierra Tahoe Bancorp and R. Coppola, dated June 12, 1996, filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended
                                 June 30, 1996, and by this reference
                                 incorporated herein.

         10.49 Revolving Line of Credit Agreement between First Security Bank of Idaho and Truckee River Bank, dated September 23, 1994, filed as
                                 Exhibit 10.50 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.50 Credit Agreement between Sanwa Bank California and Truckee River Bank, dated July 29, 1994, filed as Exhibit 10.51 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.51 Modification to sublease dated September 24, 1994 between First Commercial Title, Inc. and Sierra Tahoe Mortgage Company, dated January 31, 1995, filed as Exhibit 10.52 to
                                 Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.52 Lease Agreement between Hulse-Kinsey Trust and Truckee River Bank, dated February 10, 1995, filed as Exhibit 10.53 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.53 Assignment of License Agreements between Information Technology, Inc., Sierra Tahoe Servicing Corporation and Truckee River Bank, dated March 3, 1993, filed as Exhibit
                                 10.54 to Registrant's 1994 Annual Report on
                                 Form 10-K, and by this reference incorporated herein.

         10.54 Deferred Fee Agreement between Sierra Tahoe Bancorp and Ronald A. Johnson, dated May 23, 1996, filed as Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.55 Fourth Addendum to Lease Agreement between Edwin Holt and Sierra Bank of Nevada, dated February 17, 1995, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and by this reference incorporated herein.

         10.56 Credit Agreement between Sierra Bank of Nevada and Bank of California, dated March 21, 1995, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and by this reference incorporated herein.

         10.57 Lease Agreement between Truckee River Bank and Realty Advisors, Inc., filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and by this reference incorporated herein.

         10.58 Lease Agreement Between Truckee River Bank and Western Investment Real Estate Trust and Pinecreek Shopping Center Associates, filed as
                                 Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and by this reference incorporated herein.

         10.59 Construction agreement between Sierra Bank of Nevada and Shaver Construction, Inc., filed as
                                 Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, and by this reference incorporated herein.

         10.60 Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and Martin R.
                                 Sorensen  dated  January  17,  1996,  filed  as
                                 Exhibit 10.61 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.61 Executive Salary Continuation Agreement between Sierra Tahoe Bancorp and Martin R. Sorensen, dated March 31, 1995, filed as Exhibit 10.63 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.62 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and Martin R. Sorensen dated December 20, 1995, filed as Exhibit 10.64 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.63 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and William T. Fike dated December 20, 1995, filed as Exhibit 10.67 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.64 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and Pat Day dated December 20, 1995, filed as Exhibit 10.68 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.65 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and David Broadley dated December 20, 1995, filed as Exhibit 10.69 to
                                 Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.66 Incentive Stock Option Agreement between SierraWest Bancorp and Mary Jane Posnien, dated December 23, 1996, filed as Exhibit 10.66 to Registrant's 1996 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.67 Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and David C.
                                 Broadley  dated  January  17,  1996,  filed  as
                                 Exhibit 10.71 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

         10.68 Deferred Fee Agreement between Sierra Tahoe Bancorp and David W. Clark, dated May 28, 1996, filed as Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.69 Deferred Fee Agreement between Sierra Tahoe Bancorp and Richard S. Gaston, dated June 19, 1996, filed as Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.70 Deferred Fee Agreement between Sierra Tahoe Bancorp and A. Morgan Jones, dated June 7, 1996, filed as Exhibit 10.7 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.71 Deferred Fee Agreement between Sierra Tahoe Bancorp and John J. Johnson, dated June 20, 1996, filed as Exhibit 10.8 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.72 Deferred Fee Agreement between Sierra Tahoe Bancorp and Jack V. Leonesio, dated June 19, 1996, filed as Exhibit 10.9 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.73 Deferred Fee Agreement between Sierra Tahoe Bancorp and William McClintock, dated June 13, 1996, filed as Exhibit 10.10 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.74 Deferred Fee Agreement between Sierra Tahoe Bancorp and Jerrold T. Henley, dated May 29, 1996, filed as Exhibit 10.11 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.75 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and William T. Fike, dated July 1, 1996, filed as Exhibit 10.12 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.76 Nonqualified Stock Option Agreement between Sierra Tahoe Bancorp and William T. Fike, dated July 1, 1996, filed as Exhibit 10.13 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.77 Fixed Price Construction Agreement between SierraWest Bank and Shaver Construction, dated June 12, 1996, filed as Exhibit 10.14 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

         10.78 Amendment No. 1 to Employment Agreement between SierraWest Bancorp and William T. Fike, dated June 27, 1996, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

         10.79 Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest Bancorp and William T. Fike, dated June 27, 1996, filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

         10.80 Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest Bancorp and David C. Broadley, dated June 27, 1996, filed as Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

         10.81 Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest Bancorp and Martin R. Sorensen, dated June 27, 1996, filed as Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.82 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and William W. McClintock, dated June 27, 1996, filed as Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.83 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Jerrold T. Henley, dated June 27, 1996, filed as Exhibit 10.7 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.84 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and A. Morgan Jones, dated June 27, 1996, filed as Exhibit 10.8 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.85 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Jack V. Leonesio, dated June 27, 1996, filed as Exhibit 10.9 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

         10.86 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Thomas M. Watson, dated June 27, 1996, filed as Exhibit 10.10 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.87 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and David W. Clark, dated June 27, 1996, filed as Exhibit 10.11 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.88 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Richard S. Gaston, dated June 27, 1996, filed as Exhibit 10.12 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.89 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and John J. Johnson, dated June 27, 1996, filed as Exhibit 10.13 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.90 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Ralph J. Coppola, dated June 27, 1996, filed as Exhibit 10.14 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.91 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Ronald A. Johnson, dated June 27, 1996, filed as Exhibit 10.15 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

         10.92 Sierra Tahoe Bancorp Board of Directors Deferred Compensation and Stock Award Plan, filed as Exhibit B to Registrant's Proxy Statement for its July 23, 1996 annual meeting of shareholders, and by this reference incorporated herein.

         11.1 Statement re computation of earnings per share, included in Note 1 of the consolidated financial statements included in SWB's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

         12.1                    Statement re Ratio of Earnings to Fixed
                                 Charges. - Not applicable

         13.1 SWB's Form 10-K for the year ended December 31, 1996, incorporated herein by reference.

         13.2 SWB's report on Form 10-Q for the period ended September 30, 1997, and incorporated herein by reference.

         13.1 CCBC's Form 10-KSB for the year ended December 31, 1996, incorporated herein by reference.

         13.2 CCBC's report on Form 10-QSB for the period ended September 30, 1997, and incorporated herein by reference.

         21 List of significant subsidiaries of the Registrant SierraWest Bank, a California Corporation.

         23.1 Consent of McCutchen, Doyle, Brown & Enersen, LLP (included in their opinion filed as Exhibit
                                 5).

         23.2                    Consent of Deloitte & Touche LLP.

         23.3                    Consent of Deloitte & Touche LLP.

         23.4 Consent of NationsBanc Montgomery Securities, Inc. (included in their opinion filed as Annex D)

         23.5 Consent of Van Kasper & Company (included in their opinion filed as Annex C)

         23.5 Consent of McCutchen, Doyle, Brown & Enersen LLP re tax opinion (included in their opinion filed as Exhibit 8).

         23.6                    Consent of Walter Sunderman

         23.7                    Consent of Bernard E. Moore

         24 Power of Attorney of directors of SWB (included in Part II of Registration Statement filed with the Commission on January 31, 1997).

         99.1                    Proxy card of SWB

         99.2                    Proxy card of CCBC

         (b)        Financial Statement Schedules.

                    Included in SierraWest's Form 10-K for the year ended December 31, 1996, incorporated herein by reference.

Item.  22

         Undertakings.

         (1) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934 (the "1934 Act"); and, where interim financial information required to be presented by Article 3 of Regulation S-X of the 1934 Act are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act"), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the 1933 Act and is used in connection with an offering of securities subject to Rule 415 of the 1933 Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

         (5) SierraWest hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of SierraWest's annual report pursuant to Section 13(a) or Section 15(d) 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (6) SierraWest hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         (7) SierraWest hereby undertakes to supply by means of a post-effective amendment all information concerning its merger transaction with Mercantile Bank that was not the subject of and included in this Registration Statement when it became effective.

         (8)  SierraWest hereby undertakes:

              (a) To  file  during  any  period  in  which   offers  of  sales
are  being   made, a post-effective amendment to this Registration Statement:

                      (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

                      (ii)to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

              (b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Truckee, State of California, on December 31, 1997.

                                   SIERRAWEST BANCORP
                                   (Registrant)

                                   By /s/ W. T. Fike
                                          William T. Fike
                                          President and
                                          Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

      Signature                Title                         Date

     /s/ W. T. Fike            President and Chief           December 31, 1997
---------------------------    Executive  Officer
     William T. Fike           and  Director (Principal
                               Executive Officer)

     /s/ D. Broadley           Executive  Vice  President    December 31, 1997
---------------------------    and  Chief Financial Officer
     David C. Broadley         (Principal Financial and
                               Accounting Officer)

    /s/ Jerrold T. Henley      Director and Chairman         December 31, 1997
---------------------------
     Jerrold T. Henley

     /s/ David W. Clark        Director                      December 31, 1997
---------------------------
     David W. Clark

     /s/ Ralph J. Coppola      Director                      December 31, 1997
---------------------------
     Ralph J. Coppola

     /s/ Richard S. Gaston     Director                      December 31, 1997
---------------------------
     Richard S. Gaston

     /s/ John Johnson          Director                      December 31, 1997
---------------------------
     John J. Johnson

    /s/ Ronald A. Johnson      Director                      December 31, 1997
---------------------------
     Ronald A. Johnson

     /s/ Jack V. Leonesio      Director                      December 31, 1997
---------------------------
     Jack V. Leonesio

          Signature            Title                         Date

     /s/ A. Morgan Jones       Director                      December 31, 1997
---------------------------
     A. Morgan Jones

     /s/ William W. McClintock Director                      December 31, 1997
-------------------------------
     William W. McClintock

     /s /Thomas M. Watson      Director                      December 31, 1997
---------------------------
     Thomas M. Watson



* By ______________________

     Attorney -in-fact

                             POWER OF ATTORNEY

         Know all men by these presents that each of the undersigned does hereby make, constitute and appoint William T. Fike and David C. Broadley, or either of them, as the true and lawful attorney-in-fact of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver the Registration Statement on Form S-4, and any and all amendments thereto, including without limitation pre-effective and post-effective amendments thereto; such Form S-4 and each such amendment to be in such form and to contain such terms and provisions as said attorney or substitute shall deem necessary or desirable; giving and granting unto said attorney, or to such person as in any case may be appointed pursuant to the power of substitution herein given, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or, in the opinion of said attorney or substitute, able to be done in such matter as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney or such substitute shall lawfully do or cause to be done by virtue hereof.

         In witness whereof, each of the undersigned has duly executed this Power of Attorney.


               /s/ David W. Clark                             December 31, 1997
--------------------------------------------------------------
                   David W. Clark

              /s / Ralph J. Coppola                           December 31, 1997
--------------------------------------------------------------
                   Ralph J. Coppola

               /s/ Richard S. Gaston                          December 31, 1997
--------------------------------------------------------------
                   Richard S. Gaston

               /s/ Jerrold T. Henley                          December 31, 1997
--------------------------------------------------------------
                   Jerrold T. Henley

              /s / John Johnson                               December 31, 1997
--------------------------------------------------------------
                   John J. Johnson

               /s/ Ronald A. Johnson                          December 31, 1997
--------------------------------------------------------------
                   Ronald A. Johnson

               /s/ Jack V. Leonesio                           December 31, 1997
--------------------------------------------------------------
                   Jack V. Leonesio

               /s/ A. Morgan Jones                            December 31, 1997
--------------------------------------------------------------
                   A. Morgan Jones

                  /s/ William W. McClintock                   December 31, 1997
--------------------------------------------------------------
                      William W. McClintock

                  /s/ Thomas M. Watson                        December 31, 1997
--------------------------------------------------------------
                      Thomas M. Watson

Exhibit 5


December 31, 1998                                       Direct: (415) 393-2188
                                                        treddy@mdbe.com

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

                              SierraWest Bancorp

Ladies and Gentlemen:

         We have acted as counsel for SierraWest Bancorp, a California corporation (the "Company"), in connection with the Registration Statement on Form S-4 filed by the Company under the Securities Act of 1933, as amended, relating to the registration of 1,650,000 shares of the Company's Common Stock, no par value (the "Shares") which are expected to be issued to shareholders of California Community Bancshares Corporation ("CCBC") in exchange for their shares of common stock of CCBC in accordance with the terms of a Plan of Acquisition and Merger dated as of November 13, 1997, among the Company, its subsidiary SierraWest Bank, CCBC and its subsidiary, Continental Pacific Bank.

         We are of the opinion that the Shares have been duly authorized and, when sold pursuant to the terms described in the Registration Statement and in conformity with applicable state securities laws, will be duly and validly issued, fully paid and nonassessable.

         We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Registration Statement and in the Prospectus included therein.

                               Very truly yours,

                               McCutchen, Doyle, Brown & Enersen, LLP
                               /s/ Thomas G. Reddy

                               Thomas G. Reddy

Exhibit 8



  __________, 1998                                      FORM OF OPINION

SierraWest Bancorp
10181 Truckee-Tahoe Airport Road
Truckee, California 96160


California Community Bancshares Corporation
555 Mason Street, Suite 280
Vacaville, California 95688

Merger of California Community Bancshares Corporation into SierraWest Bancorp

Ladies and Gentlemen:

         We have acted as counsel for SierraWest Bancorp, a California corporation ("Sierra") and SierraWest Bank, a California banking corporation ("Sierra Bank"), in connection with the merger of California Community Bancshares Corporation, a Delaware banking corporation ("CCBC"), with and into Sierra, and the related merger of Continental Pacific Bank, a California banking corporation ("CPB") with and into Sierra Bank, pursuant to the Plan of Acquisition and Merger dated as of November 13, 1997 (the "Agreement") and Exhibits A and B thereto (respectively, the "Merger Agreement" and the "Bank Merger Agreement"). This opinion is delivered to you pursuant to Section 7.10 of the Agreement. Capitalized terms used in this letter without definition have the respective meanings given them in the Agreement.

         The Merger Agreement provides that upon the filing of the Merger Agreement with the California Secretary of State, CCBC will be merged with and into Sierra, with Sierra as the surviving corporation. In the Merger, each of the CCBC Shares (other than fractional shares) will be converted into Sierra Shares. No fractional shares of Sierra common stock will be issued in the Merger, but CCBC shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof.

         Each option to purchase CCBC Shares outstanding on the Effective Date will be assumed by Sierra. Each such option will be converted into an option to acquire, in accordance with its original terms and upon payment of the adjusted option price (which shall equal the exercise price per share for the options immediately prior to the Merger, divided by the Exchange Ratio), the number of Sierra Shares the option holder would have received pursuant to the Merger if he or she had exercised all his or her options immediately prior thereto.

         The Bank Merger Agreement provides that on the Effective Date CPB will be merged with and into Sierra Bank, with Sierra Bank as the surviving corporation. In the Bank Merger, the outstanding shares of CPB stock will be cancelled.

         In rendering the opinions expressed in this letter, we have assumed the following factual matters to be true:

         (a) The transactions described in the Agreement, the Merger Agreement and the Bank Merger Agreement will be carried out in all respects as provided therein;

         (b) Including payments for fractional shares, no shareholder or group of shareholders of CCBC has any plan or intention to sell or otherwise dispose of any amount of Sierra Shares to be received by them in the Merger that would reduce their holdings of Sierra Shares in the aggregate to a value of less than 50% of the total value of the CCBC Shares outstanding prior to the Merger;

         (c) Sierra has no plan or intention to reacquire any of its stock to be issued in the Merger;

         (d) Sierra has no plan or intention to sell or otherwise dispose of any of the assets of CCBC to be acquired in the Merger, except for the disposition of the CPB shares in the Bank Merger and dispositions made in the ordinary course of business;

         (e) Sierra Bank has no plan or intention to sell or otherwise dispose of any of the assets of CPB to be acquired in the Bank Merger, except for dispositions made in the ordinary course of business;

         (f) No two parties to the transactions are investment companies as defined in Section 368(a)(2)(F) of the Internal Revenue Code of 1986, as amended (the "Code");

         (g) There is no intercorporate indebtedness existing between Sierra and CCBC, or between Sierra Bank and CPB, that was issued, acquired, or will be settled at a discount;

         (h) No Sierra Shares received by any shareholder of CCBC in the Merger will represent consideration for, or be properly allocable to, services to be rendered to Sierra by such shareholder or any covenant not to compete with Sierra subsequent to the Merger;

         (i) The payment of cash in lieu of fractional shares of Sierra common stock is solely for the purpose of avoiding the expense and inconvenience to Sierra of issuing fractional shares and does not represent separately bargained-for consideration. The fractional share interests of each CCBC shareholder will be aggregated and no CCBC shareholder will receive cash in an amount greater than the value of one full share of Sierra common stock; and

         (j) The sum of the CPB  liabilities  assumed by Sierra Bank in the Bank
Merger, plus the amount of the liabilities to which the the CPB properties is subject, will not exceed the adjusted basis of the CPB properties transferred to Sierra Bank in the Bank Merger.

         Based upon our understanding of the transaction as described above and the above assumptions, and upon existing statutes, regulations, court decisions and published rulings of the Internal Revenue Service, it is our opinion that, for Federal income tax and California income and franchise tax purposes:

         1   The Merger will qualify as a  "reorganization"  within the meaning of Section 368(a)(1)(A) of the Code and corresponding provisions of the California Revenue and Taxation Code.

         2   No gain or loss will be recognized by holders of CCBC stock on the exchange of CCBC Shares for Sierra Shares, except to the extent gain is recognized with respect to any cash received in lieu of fractional shares.

         3 The holding period of Sierra Shares received in exchange for CCBC Shares (including any fractional share prior to its conversion into cash) will include the holding period of the CCBC Shares for which they are exchanged, assuming that the shares of CCBC stock are capital assets in the hands of the holder at the Effective Date.

         4 The basis of the Sierra Shares received by a CCBC shareholder in the Merger will be the same as the basis of the CCBC Shares surrendered in exchange therefor, less any basis attributable to fractional shares for which cash is received.

         5    No gain or loss will be recognized by CCBC or CPB in connection with the Merger or the Bank Merger.

         6 Cash received by a CCBC shareholder in lieu of a fractional share of Sierra common stock will, to the extent the CCBC stock was a capital asset in the hands of the CCBC shareholder, result in recognition of capital gain or loss by such shareholder measured by the difference between the amount received and the basis of such fractional share.

         7 Provided the options to buy Sierra Shares are not actively traded on an established market, no gain or loss will be recognized by the holders of nonstatutory options to buy CCBC Shares upon the conversion of those options into nonstatutory options to buy Sierra Shares.

         8 No gain or loss will be recognized by the holders of incentive stock options to buy CCBC Shares upon the conversion of those options into incentive stock options to buy Sierra Shares under the same terms and conditions as in effect immediately prior to the Merger.

         9 No gain or loss will be recognized (and no amount will be included in income) by a holder of CCBC convertible debentures (whether or not such holder also holds CCBC Shares) upon the assumption of such debentures by Sierra.

         We hereby consent to the filing of this opinion as an exhibit to the Sierra Registration Statement on Form S-4 and the reference to the name of our firm therein and under the caption "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" in the Joint Proxy Statement/Prospectus furnished in connection with the solicitation of proxies by the Boards of Directors of Sierra and CCBC.

                                Very truly yours,

                     McCUTCHEN, DOYLE, BROWN & ENERSEN, LLP



                                      By
                              A Member of the Firm

Exhibit 23.2





INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of SierraWest Bancorp on Form S-4 of our report dated January 24, 1997 appearing in the Annual Report on Form 10-K of SierraWest Bancorp for the year ended December 31, 1996 and the reference to us under the heading "Experts" in the Joint Proxy Statement/Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

Sacramento, California
December 31, 1997

Exhibit 23.3





INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of SierraWest Bancorp on Form S-4 of our report dated February 21, 1997 appearing in the Annual Report on Form 10-KSB of California Community Bancshares Corporation for the year ended December 31, 1996 and the reference to us under the heading "Experts" in the Joint Proxy Statement/Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

Sacramento, California
December 31, 1997

Exhibit 23.6


To:  The Board of Directors
     California Community Bancshares Corporation

     In connection with the Joint Proxy Statement/Prospectus to be used by California Community Bancshares Corporation ("CCBC") in connection with soliciting the approval by the CCBC shareholders of the Plan of Acquisition and Merger among SierraWest Bancorp ("Sierra"), SierraWest Bank, CCBC, and Continental Pacific Bank dated as of November 13, 1997 and the transactions contemplated thereunder (the "Merger") and in connection with the application to be filed with the Federal Deposit Insurance Corporation by Sierra seeking approval of the Merger, I hereby verify as follows:

     1. Number of shares of CCBC Common Stock beneficially owned by me as of the date hereof: 21,532

     2. Number of shares of CCBC Common Stock subject to options held by me as of the date hereof: 18,541.

     3. Number of shares of CCBC Common Stock subject to options held by me and which are exercisable within 60 days of January 16, 1998: 18,541.

     4. Number of shares of Sierra Common Stock beneficiary owned by me as of the date hereof: NONE.

     5. I do not own 3% or more of the common stock of any other financial institution, including shares held in a fiduciary capacity for which I have voting power, except as listed below. (List the name of the financial institution, the number of shares owned, and the percentage of that financial institution's outstanding common stock owned).

     NONE

     6. If I am to be a director of Sierra after the Effective Date of the Merger, I consent to the listing of my name as such in the Joint Proxy Statement/Prospectus.


Dated:  December 16, 1997                             /s/ Walter Sunderman
                                                     -----------------------
                                                     (Signature)

Exhibit 23.7


To:  The Board of Directors
     California Community Bancshares Corporation

     In connection with the Joint Proxy Statement/Prospectus to be used by California Community Bancshares Corporation ("CCBC") in connection with soliciting the approval by the CCBC shareholders of the Plan of Acquisition and Merger among SierraWest Bancorp ("Sierra"), SierraWest Bank, CCBC, and Continental Pacific Bank dated as of November 13, 1997 and the transactions contemplated thereunder (the "Merger") and in connection with the application to be filed with the Federal Deposit Insurance Corporation by Sierra seeking approval of the Merger, I hereby verify as follows:

     1.  Number of shares of CCBC Common Stock beneficially owned by me as of
the date hereof:   585.

     2. Number of shares of CCBC Common Stock subject to options held by me as of the date hereof: 8,465

     3. Number of shares of CCBC Common Stock subject to options held by me and which are exercisable within 60 days of January 16, 1998: 8,465

     4. Number of shares of Sierra Common Stock beneficiary owned by me as of the date hereof: 0

     5. I do not own 3% or more of the common stock of any other financial institution, including shares held in a fiduciary capacity for which I have voting power, except as listed below. (List the name of the financial institution, the number of shares owned, and the percentage of that financial institution's outstanding common stock owned).

     none

     6. If I am to be a director of Sierra after the Effective Date of the Merger, I consent to the listing of my name as such in the Joint Proxy Statement/Prospectus.


Dated:  December 16, 1997                            /s/ Bernard E. Moore
                                                     -----------------------
                                                     (Signature)

Exhibit 99.1


                                 REVOCABLE PROXY


         The undersigned holder of common stock acknowledges receipt of the Notice of Special Meeting of Shareholders of SierraWest Bancorp, a California corporation ("SierraWest"), and the accompanying Joint Proxy Statement/Prospectus dated February __, 1998, and revoking any proxy heretofore given, hereby constitutes and appoints David W. Clark, Jerrold T. Henley, William W. McClintock and Thomas M. Watson, and each of them, with full power of substitution, as attorney and proxy to appear and vote all of the shares of common stock of SierraWest standing in the name of the undersigned which the undersigned could vote if personally present and acting at the Special Meeting of the Shareholders of SierraWest to be held at Truckee, California, on March 26, 1997 at 8:00 a.m. local time or at any adjournments thereof, upon the following items as set forth in the Notice of Meeting and more fully described in the Joint Proxy Statement/Prospectus.


         1 Proposal One: The Merger. To approve the Plan of Acquisition and Merger dated November 13, 1997 among SierraWest, SierraWest's wholly owned subsidiary SierraWest Bank, a California banking corporation ("Sierra Bank"), California Community Bancshares Corporation ("CCBC") and CCBC's wholly owned subsidiary Continental Pacific Bank, a California banking corporation ("CP Bank"), a related Agreement and Plan of Merger between SierraWest and CCBC pursuant to which CCBC would merge with and into SierraWest, and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank (collectively, the "Merger Agreements") and the transactions contemplated thereby, including any related amendments to SierraWest's and CCBC's respective stock option plans. The Merger Agreements are set forth in their entirety as Annex A to the accompanying Joint Proxy Statement/Prospectus.


                   _____ FOR      _____ AGAINST _____ ABSTAIN


         2    Other  Business:  The proxies are authorized to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.





         THIS PROXY IS SOLICITED BY, AND ON BEHALF OF, THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT PROPOSAL ONE. THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED TO SIERRAWEST, WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL ONE TO APPROVE AND ADOPT THE MERGER AGREEMENTS. IF OTHER BUSINESS IS PRESENTED, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PROXYHOLDERS.



                                                  SHAREHOLDER(S)


                                            ---------------------------------
                                            (Signature)



                                            ---------------------------------
                                            (Signature)


                                            ---------------------------------
                                            (No. of Common Shares)


                                            Date________________________, 1998

I/We do__ or do not __ expect to attend this meeting.


Please sign exactly as your name(s) appear(s). When signing as attorney, executor, administrator, trustee, officer, partner, or guardian, please give full title. If more than one trustee, all should sign. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THIS PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POST-PAID ENVELOPE.


To assure a quorum, you are urged to date and sign this Proxy and mail it promptly in the enclosed envelope, which requires no additional postage if mailed in the United States or Canada.

Exhibit 99.2



                              REVOCABLE PROXY


         The undersigned holder of common stock acknowledges receipt of the Notice of Special Meeting of Shareholders of California Community Bancshares Corporation, a Delaware corporation ("CCBC"), and the accompanying Joint Proxy Statement/Prospectus dated February __, 1998, and revoking any proxy heretofore given, hereby constitutes and appoints Walter O. Sunderman, John C. Usnick and Bernard E. Moore, and each of them, with full power of substitution, as attorney and proxy to appear and vote all of the shares of common stock of CCBC standing in the name of the undersigned which the undersigned could vote if personally present and acting at the Special Meeting of the Shareholders of CCBC to be held at Fairfield, California, on March 16, 1997 at 6:30 p.m. local time or at any adjournments thereof, upon the following items as set forth in the Notice of Meeting and more fully described in the Joint Proxy Statement/Prospectus.


         1 Merger. To approve the Plan of Acquisition and Merger dated November 13, 1997 among SierraWest Bancorp, a California corporation ("SWB"), SWB's wholly owned subsidiary SierraWest Bank, a California banking corporation ("Sierra Bank"), CCBC and CCBC's wholly owned subsidiary Continental Pacific Bank, a California banking corporation ("CP Bank"), and a related Agreement and Plan of Merger between SWB and CCBC pursuant to which CCBC would merge with and into SWB, and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank (collectively, the "Merger Agreements") and the transactions contemplated thereby, including any related amendments to either SWB's and CCBC's respective stock option plans. The Merger Agreements are set forth in their entirety as Annex A to the accompanying Joint Proxy Statement/Prospectus.


                   _____ FOR     _____ AGAINST _____ ABSTAIN


         2    Other  Business:  The proxies are authorized to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.





         THIS PROXY IS SOLICITED BY, AND ON BEHALF OF, THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENTS. THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED TO CCBC, WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENTS. IF OTHER BUSINESS IS PRESENTED, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PROXYHOLDERS.

                                                SHAREHOLDER(S)


                                            ---------------------------------
                                            (Signature)

                                            ---------------------------------
                                            (Signature)

                                            ---------------------------------
                                            (No. of Common Shares)


                                            Date________________________, 1998

I/We do__ or do not __ expect to attend this meeting.


Please sign exactly as your name(s) appear(s). When signing as attorney, executor, administrator, trustee, officer, partner, or guardian, please give full title. If more than one trustee, all should sign. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THIS PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POST-PAID ENVELOPE.


         To assure a quorum, you are urged to date and sign this Proxy and mail it promptly in the enclosed envelope, which requires no additional postage if mailed in the United States or Canada.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors.

                  Section 317 of the California General Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions and subject to certain limitations. Article 6 of the Articles of Incorporation of the registrant contains provisions limiting the monetary liability of directors for breaches of the duty of care. Article 6 of the Articles of Incorporation of the registrant also contains provisions for the indemnification of directors, officers and employees to the fullest extent permitted, and in excess of that authorized, under Section 317. In addition, the registrant maintains officers and directors liability insurance for an annual aggregate maximum of $10,000,000.

Item 21.  Exhibits and Financial Statement Schedules.

                  (a)      Exhibits.

                  Exhibits       Description of Exhibits

                  2.1            Plan of Acquisition and Merger by and between SierraWest Bancorp, SierraWest
                                 Bank and Mercantile Bank, filed as Exhibit 2 to Registrant's Form 8-K dated
                                 January 24, 1997, and by this reference incorporated herein.

                  2.2            Plan of Acquisition and Merger dated November 13, 1997 among SierraWest
                                 Bancorp, SierraWest Bank, California Community Bancshares and Continental
                                 Pacific Bank (included as Annex A)

                  3.1            Articles of Incorporation and by-laws, filed as Exhibit 3.1 to Registrant's 1993
                                 Annual Report on Form 10-K, and by this reference incorporated herein.

                  3.2 Amendment to Articles of Incorporation and by-laws, filed as Exhibit 3.1 to Registrant's
                                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  4.1            Form of Indenture  between the  Registrant  and
                                 American  Stock  Transfer & Trust  Company,  as
                                 Trustee,  relating to the  issuance of the 8.5%
                                 Subordinated  Convertible  Debentures due 2004,
                                 filed   as   Exhibit   4.1   to    Registrant's
                                 Registration   Statement  on  Form  S-2,  dated
                                 February 5, 1994  (Registration  No. 33-72498),
                                 and by this reference incorporated herein.

                  4.2            Form of Debenture (included in Exhibit 4.1).

                  4.3            Rights  Agreement  between Sierra Tahoe Bancorp
                                 and American  Stock Transfer & Trust Co., dated
                                 January  16,  1996,   filed  as  Exhibit  4  to
                                 Registrant's Form 8-A dated January 3, 1996,
                                 and by this reference incorporated herein.

                  5              Opinion of McCutchen, Doyle, Brown & Enersen, LLP.

                  8              Opinion of McCutchen, Doyle, Brown & Enersen, LLP regarding tax matters.

                  10.1            Form of  Financial  Advisory  and Sales Agency
                                  Agreement,    filed   as   Exhibit   10.1   to
                                  Registrant's  Registration  Statement  on Form
                                  S-2, dated February 5, 1994
                                 (Registration NO. 33-72498), and by this reference incorporated herein.

                  10.2           Sierra Tahoe  Bancorp KSOP Plan, filed as Exhibit 10(m) to the Registrant's 1992
                                 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.3           Interest Rate Swap Agreement between Truckee River Bank and Sanwa Bank California, dated March 1, 1996, filed as Exhibit 10.3 to Registrant's 1995 Annual Report on
                                 Form 10-K and by this reference incorporated herein.

                  10.4           Sublease Agreement between Truckee River Bank and Pacific Pawnbrokers, effective
                                 February 1, 1996, filed as Exhibit 10.4 to Registrant's 1995 Annual Report on Form
                                 10-K and by this reference incorporated herein.

                  10.5           License and Service Agreement between Registrant and Essieh & Associates, Inc., dated October 6, 1992, filed as Exhibit 10(r) to Registrant's 1992 Annual Report on
                                 Form 10-K, and by this reference incorporated herein.

                  10.6           Rental lease between Truckee River Bank and Haciett Management Corporation (SBA
                                 Reno office) dated January 28, 1993, filed as Exhibit 10(t) to Registrant's 1992
                                 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.7           Senior Manager  Separation  Benefits  Agreement
                                 between  Sierra  Tahoe  Bancorp  and Mary  Jane
                                 Posnien,  dated  January  10,  1996,  filed  as
                                 Exhibit 10.7 to Registrant's 1996 Annual Report
                                 on   Form   10-K,   and   by   this   reference
                                 incorporated herein.

                  10.8           Purchase and Sale Agreement between Rubin-Sadd Development Company and Sierra Bank of Nevada dated December 15, 1995, filed as Exhibit 10.8 to Registrant's 1995
                                 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.9           Agreement between Registrant and American Institute of Banking/California, filed as
                                 Exhibit 10(v) to Registrant's 1992 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.10          Amendments to Sierra Tahoe  Bancorp KSOP Plan, dated June 24, 1993 and September
                                 14, 1994, filed as Exhibit 10.10 to Registrant's 1994 Annual Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.11          Three Agreements re Deferred Compensation for Executives, filed as Exhibit 10(d) to the Registrant's 1986 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.12          Stock Plan  Agreement,  Incentive  Stock Option
                                 Agreement  and  a  Non-Qualified  Stock  Option
                                 Agreement for the Registrant,  filed as Exhibit
                                 10(b) to  Registrant's  1988  Annual  Report on
                                 Form 10-K, and by this reference incorporated herein.

                  10.13          Equipment Sale  Agreement  between Sierra Tahoe
                                 Service  Company  and  Information   Technology
                                 Inc., dated November 22, 1991, filed as Exhibit
                                 10(g) to  Registrant's  1991  Annual  Report on
                                 Form 10-K, and by this  reference  incorporated
                                 herein.

                  10.14          Employment Agreement between Registrant and William T. Fike, dated December 22,
                                 1994, filed as Exhibit 10.14 to Registrant's 1994 Annual Report on Form 10-K, and
                                 by this reference incorporated herein.

                  10.15          Stock Option Agreement between Sierra Tahoe Bancorp and Richard S. Gaston dated
                                 August 17, 1995, filed as Exhibit 10.15 to Registrant's 1995 Annual Report on Form
                                 10-K, and by this reference incorporated herein.

                  10.16          Contract between Registrant and Federal Home Loan Mortgage Corporation, dated
                                 March 31, 1992, and Attachment to Master Commitment Agreement, dated April 9, 1992, filed as Exhibit 28(5) to Registrant's March 31, 1992 Quarterly Report on
                                 Form 10-Q, and by this reference incorporated herein.

                  10.17          Stock Option Agreement between Sierra Tahoe Bancorp and David W. Clark dated August
                                 17, 1995, filed as Exhibit 10.17 to Registrant's 1995 Annual Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.18          Stock Option Agreement between Sierra Tahoe Bancorp and William W. McClintock dated
                                 August 17, 1995, filed as Exhibit 10.18 to Registrant?s 1995 Annual Report on Form
                                 10-K, and by this reference incorporated herein.

                  10.19          Sierra Tahoe Bancorp 1996 Stock Appreciation Rights Plan, filed as Exhibit C to
                                 Registrant's Proxy Statement for its July 23, 1996 annual meeting of shareholders, and by this reference incorporated herein.

                  10.20          Employee Stock Ownership Plan, filed as Exhibit 9 to Registrant's Registration
                                 Statement on Form S-4, (Registration No. 33-3915), and by this reference incorporated herein.

                  10.21          Cafeteria Plan Agreement, filed as Exhibit 10(f) to Registrant's 1986 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.22          Form of Trust Indenture, filed as Exhibit 4 to Registrant's Registration Statement on Form S-2, dated June 25, 1991 (Registration No. 33-41398), and by this reference incorporated herein.

                  10.23          Directors'  Agreement,  filed as Exhibit 2.3 to
                                 Registrant's  Registration  Statement  on  Form
                                 S-4, (Registration No. 33-34954), and by this reference incorporated herein.

                  10.24          Sierra  Tahoe  Bancorp  1988 Stock Option Plan,
                                 filed   as   Exhibit    28   to    Registrant's
                                 Registration Statement on Form S-8, dated April
                                 10, 1989  (Registration No.  33-28004),  and by
                                 this reference incorporated herein.

                  10.25          Lease   Agreement   "Gateway   at  Donner  Pass
                                 Limited"  between  Truckee River Bank (Tenants)
                                 and Gateway at Donner Pass Limited (Landlords),
                                 dated May 21, 1991,  filed as Exhibit  28(G) to
                                 Registrant's   September  30,  1991   Quarterly
                                 Report  on Form  10-Q,  and by  this  reference
                                 incorporated herein.

                  10.26          Grass Valley Lease Agreement between Ray Stone Incorporated and Truckee River Bank, filed as Exhibit 28(G) to Registrant's September 30, 1990 Quarterly Report on
                                 Form 10-Q, and by this reference incorporated herein.

                  10.27          Lease and Memorandum of Lease between Walter Neal Olson and Patricia Olson
                                 (Lessors) and Wells Fargo Bank, a California banking corporation (Lessee), dated
                                 November 5, 1962, as amended on March 8, 1973, filed as Exhibit 10.29 to
                                 Registrant's Registration Statement on Form S-2, dated February 5, 1994
                                 (Registration NO. 33-72498), and by this reference incorporated herein.

                  10.28          Sublease  between  Wells  Fargo Bank,  N.A.,  a
                                 national banking association  (Sublessor),  and
                                 Truckee River Bank, a California Statement Bank
                                 (Sublessee),  dated December 1, 1984,  filed as
                                 Exhibit  10.30  to  Registrant's   Registration
                                 Statement on Form S-2,  dated  February 5, 1994
                                 (Registration  NO.   33-72498),   and  by  this
                                 reference incorporated herein.

                  10.29          Lease between Jerome Bunch, for himself and his assigns (Lessor), and Truckee River
                                 Bank (Lessee), dated July 10, 1984, filed as Exhibit 10.31 to Registrant's
                                 Registration Statement on Form S-2, dated February 5, 1994 (Registration NO.
                                 33-72498), and by this reference incorporated herein.

                  10.30          Lease  between  Charles E. Nagy and Martha Nagy
                                 (Lessor) and Truckee River Bank (Lessee), dated
                                 June  10,  1989,  filed  as  Exhibit  10.32  to
                                 Registrant's  Registration  Statement  on  Form
                                 S-2, dated February 5, 1994  (Registration  NO.
                                 33-72498), and by this reference incorporated herein.

                  10.31 Lease between Truckee River Bank (Sublessor) and Tran-Sierra Investment, Inc. (Sublessee), dated February 27, 1991, filed as Exhibit 10.33 to Registrant's Registration Statement on Form
                                 S-2, dated February 5, 1994  (Registration  NO.
                                 33-72498), and by this reference incorporated herein.

                  10.32 Credit Agreement between Sanwa Bank California and Truckee River Bank dated October 10, 1995, filed as Exhibit 10.2 to Registrant's Quarterly
                                 Report on Form 10-Q for the quarter ended March
                                 31, 1996, and by this reference incorporated herein.

                  10.33          Equipment  Sale Agreement  between  Information
                                 Technology, Inc., and Truckee River Bank, filed
                                 as  Exhibit  10.3  to  Registrant's   Quarterly
                                 Report on Form 10-Q for the quarter ended March
                                 31, 1996,  and by this  reference  incorporated
                                 herein.

                  10.34          Lease between Midby-Rancho Partnership (Lessor)
                                 and Truckee River Bank (Lessee), dated November
                                 23,   1993,   filed   as   Exhibit   10.34   to
                                 Registrant's  1993 Annual  Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.35          Stock Option Agreement between Sierra Tahoe Bancorp and Thomas M. Watson dated
                                 August 17, 1995, filed as Exhibit 10.35 to Registrant's 1995 Annual Report on Form
                                 10-K, and by this reference incorporated herein.

                  10.36          Stock Option Agreement between Sierra Tahoe Bancorp and Jerrold T. Henley dated
                                 August 17, 1995, filed as Exhibit 10.36 to Registrant's 1995 Annual Report on Form
                                 10-K, and by this reference incorporated herein.

                  10.37          Stock Option Agreement between Sierra Tahoe Bancorp and A. Morgan Jones dated
                                 August 17, 1995, filed as Exhibit 10.37 to Registrant's 1995 Annual Report on Form
                                 10-K, and by this reference incorporated herein.

                  10.38          Sierra Tahoe Bancorp 1996 Stock Option Plan, filed as Exhibit A to Registrant's
                                 Proxy Statement for its July 23, 1996 annual meeting of shareholders, and by this reference incorporated herein.

                  10.39          Director's remuneration  continuation agreement
                                 between  Sierra Tahoe  Bancorp and David Clark,
                                 dated  October 1, 1993,  filed as Exhibit 10.39
                                 to  Registrant's  1993  Annual  Report  on Form
                                 10-K,  and  by  this   reference   incorporated
                                 herein.

                  10.40          Settlement Agreement and Mutual Release of All Claims re: American River Bank, et
                                 al. v. Mutual Fund, Inc., et al. dated March 22, 1996, filed as Exhibit 10.40 to
                                 Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.41          Federal funds facility  agreement between Union
                                 Bank of California and Truckee River Bank dated
                                 April  8,  1996,   filed  as  Exhibit  10.4  to
                                 Registrant's  Quarterly Report on Form 10-Q for
                                 the quarter  ended March 31, 1996,  and by this
                                 reference incorporated herein.

                  10.42          First Amendment to Senior  Management  Benefits
                                 Agreement  between  Sierra  Tahoe  Bancorp  and
                                 David C. Broadley,  dated April 2, 1996,  filed
                                 as  Exhibit  10.6  to  Registrant's   Quarterly
                                 Report on Form 10-Q for the quarter ended March
                                 31, 1996,  and by this  reference  incorporated
                                 herein.

                  10.43          Incentive   Stock  Option   Agreement   between
                                 Registrant  and Martin R.  Sorensen,  dated May
                                 18,   1994,   filed   as   Exhibit   10.44   to
                                 Registrant's  1994 Annual  Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.44          Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and
                                 Patrick S. Day, dated January 10, 1996, including First Amendment dated April 2,
                                 1996, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the
                                 quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.45          Deferred  Fee  Agreement  between  Sierra Tahoe
                                 Bancorp  and Thomas M.  Watson,  dated June 19,
                                 1996,  filed as  Exhibit  10.2 to  Registrant's
                                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.46          Federal Funds Agreement between Bank of California and Truckee River Bank, dated
                                 March 31, 1994, filed as Exhibit 10.47 to Registrant's 1995 Annual Report on Form
                                 10-K, and by this reference incorporated herein.

                  10.47          Agreement between American Financial Skylink and Sierra Tahoe Bancorp, dated August
                                 1, 1994, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for
                                 the quarter ended September 30, 1994, and by this reference incorporated herein.

                  10.48          Deferred Fee Agreement between Sierra Tahoe Bancorp and R. Coppola, dated June 12,
                                 1996, filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the
                                 quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.49          Revolving  Line  of  Credit  Agreement  between
                                 First  Security Bank of Idaho and Truckee River
                                 Bank,   dated  September  23,  1994,  filed  as
                                 Exhibit  10.50  to  Registrant's   1994  Annual
                                 Report  on Form  10-K,  and by  this  reference
                                 incorporated herein.

                  10.50          Credit Agreement between Sanwa Bank California and Truckee River Bank, dated July
                                 29, 1994, filed as Exhibit 10.51 to Registrant's 1994 Annual Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.51          Modification  to sublease  dated  September 24,
                                 1994 between First Commercial  Title,  Inc. and
                                 Sierra Tahoe  Mortgage  Company,  dated January
                                 31,   1995,   filed   as   Exhibit   10.52   to
                                 Registrant's  1994 Annual  Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.52          Lease Agreement between Hulse-Kinsey Trust and Truckee River Bank, dated February
                                 10, 1995, filed as Exhibit 10.53 to Registrant's 1994 Annual Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.53          Assignment of License Agreements between Information Technology, Inc., Sierra Tahoe
                                 Servicing Corporation and Truckee River Bank, dated March 3, 1993, filed as Exhibit
                                 10.54 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.54          Deferred Fee Agreement between Sierra Tahoe Bancorp and Ronald A. Johnson, dated
                                 May 23, 1996, filed as Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q
                                 for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.55          Fourth  Addendum  to  Lease  Agreement  between
                                 Edwin  Holt and Sierra  Bank of  Nevada,  dated
                                 February  17,  1995,  filed as Exhibit  10.1 to
                                 Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and by this reference incorporated herein.

                  10.56 Credit Agreement between Sierra Bank of Nevada and Bank of California, dated March 21, 1995, filed as Exhibit 10.2 to Registrant's Quarterly
                                 Report on Form 10-Q for the quarter ended March
                                 31, 1995, and by this reference incorporated herein.

                  10.57          Lease Agreement  between Truckee River Bank and
                                 Realty Advisors, Inc., filed as Exhibit 10.1 to
                                 Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and by this reference incorporated herein.

                  10.58          Lease Agreement  Between Truckee River Bank and
                                 Western   Investment   Real  Estate  Trust  and
                                 Pinecreek Shopping Center Associates,  filed as
                                 Exhibit 10.2 to Registrant's  Quarterly  Report
                                 on Form  10-Q for the  quarter  ended  June 30,
                                 1995,  and  by  this   reference   incorporated
                                 herein.

                  10.59          Construction agreement between Sierra Bank of Nevada and Shaver Construction, Inc., filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, and by this reference incorporated herein.

                  10.60          Senior Manager  Separation  Benefits  Agreement
                                 between  Sierra  Tahoe  Bancorp  and  Martin R.
                                 Sorensen  dated  January  17,  1996,  filed  as
                                 Exhibit  10.61  to  Registrant's   1995  Annual
                                 Report  on Form  10-K,  and by  this  reference
                                 incorporated herein.

                  10.61          Executive Salary Continuation Agreement between Sierra Tahoe Bancorp and Martin R.
                                 Sorensen, dated March 31, 1995, filed as Exhibit 10.63 to Registrant's 1995 Annual
                                 Report on Form 10-K, and by this reference incorporated herein.

                  10.62          Incentive Stock Option Agreement between Sierra Tahoe Bancorp and Martin R.
                                 Sorensen dated December 20, 1995, filed as Exhibit 10.64 to Registrant's 1995
                                 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.63          Incentive Stock Option Agreement between Sierra
                                 Tahoe   Bancorp   and  William  T.  Fike  dated
                                 December  20, 1995,  filed as Exhibit  10.67 to
                                 Registrant's  1995 Annual  Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.64          Incentive Stock Option Agreement between Sierra Tahoe Bancorp and Pat Day dated
                                 December 20, 1995, filed as Exhibit 10.68 to Registrant's 1995 Annual Report on
                                 Form 10-K, and by this reference incorporated herein.

                  10.65          Incentive Stock Option Agreement between Sierra
                                 Tahoe Bancorp and David Broadley dated December
                                 20,   1995,   filed   as   Exhibit   10.69   to
                                 Registrant's  1995 Annual  Report on Form 10-K,
                                 and by this reference incorporated herein.

                  10.66          Incentive Stock Option Agreement between SierraWest Bancorp and Mary Jane Posnien, dated December 23, 1996, filed as Exhibit 10.66 to Registrant's 1996 Annual Report on Form 10-K, and by this reference incorporated herein.

                  10.67          Senior Manager  Separation  Benefits  Agreement
                                 between  Sierra  Tahoe  Bancorp  and  David  C.
                                 Broadley  dated  January  17,  1996,  filed  as
                                 Exhibit  10.71  to  Registrant's   1995  Annual
                                 Report  on Form  10-K,  and by  this  reference
                                 incorporated herein.

                  10.68          Deferred Fee Agreement between Sierra Tahoe Bancorp and David W. Clark, dated May
                                 28, 1996, filed as Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for
                                 the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.69          Deferred  Fee  Agreement  between  Sierra Tahoe
                                 Bancorp and Richard S.  Gaston,  dated June 19,
                                 1996,  filed as  Exhibit  10.6 to  Registrant's
                                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.70          Deferred  Fee  Agreement  between  Sierra Tahoe
                                 Bancorp  and A.  Morgan  Jones,  dated  June 7,
                                 1996,  filed as  Exhibit  10.7 to  Registrant's
                                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.71          Deferred  Fee  Agreement  between  Sierra Tahoe
                                 Bancorp  and John J.  Johnson,  dated  June 20,
                                 1996,  filed as  Exhibit  10.8 to  Registrant's
                                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.72          Deferred  Fee  Agreement  between  Sierra Tahoe
                                 Bancorp  and Jack V.  Leonesio,  dated June 19,
                                 1996,  filed as  Exhibit  10.9 to  Registrant's
                                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.73          Deferred  Fee  Agreement  between  Sierra Tahoe
                                 Bancorp and William McClintock,  dated June 13,
                                 1996,  filed as Exhibit  10.10 to  Registrant's
                                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.74          Deferred Fee Agreement between Sierra Tahoe Bancorp and Jerrold T. Henley, dated
                                 May 29, 1996, filed as Exhibit 10.11 to Registrant's Quarterly Report on Form 10-Q
                                 for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.75          Incentive Stock Option Agreement between Sierra
                                 Tahoe  Bancorp and William T. Fike,  dated July
                                 1, 1996, filed as Exhibit 10.12 to Registrant's
                                 Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

                  10.76          Nonqualified  Stock  Option  Agreement  between
                                 Sierra Tahoe Bancorp and William T. Fike, dated
                                 July  1,  1996,   filed  as  Exhibit  10.13  to
                                 Registrant's  Quarterly Report on Form 10-Q for
                                 the quarter  ended June 30,  1996,  and by this
                                 reference incorporated herein.

                  10.77          Fixed  Price  Construction   Agreement  between
                                 SierraWest Bank and Shaver Construction,  dated
                                 June  12,  1996,  filed  as  Exhibit  10.14  to
                                 Registrant's  Quarterly Report on Form 10-Q for
                                 the quarter  ended June 30,  1996,  and by this
                                 reference incorporated herein.

                  10.78          Amendment No. 1 to Employment Agreement between
                                 SierraWest  Bancorp and William T. Fike,  dated
                                 June  27,  1996,   filed  as  Exhibit  10.2  to
                                 Registrant's  Quarterly Report on Form 10-Q for
                                 the  quarter  ended  September  30, 1996 and by
                                 this reference incorporated herein.

                  10.79          Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest
                                 Bancorp and William T. Fike, dated June 27, 1996, filed as Exhibit 10.3 to
                                 Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

                  10.80          Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest
                                 Bancorp and David C. Broadley, dated June 27, 1996, filed as Exhibit 10.4 to
                                 Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

                  10.81          Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest
                                 Bancorp and Martin R. Sorensen, dated June 27, 1996, filed as Exhibit 10.5 to
                                 Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30,
                                 1996, and by this reference incorporated herein.

                  10.82          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp and William W.  McClintock,  dated June
                                 27, 1996, filed as Exhibit 10.6 to Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.83          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp and Jerrold T.  Henley,  dated June 27,
                                 1996,  filed as  Exhibit  10.7 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.84          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp  and A.  Morgan  Jones,  dated June 27,
                                 1996,  filed as  Exhibit  10.8 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.85          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp  and Jack V.  Leonesio,  dated June 27,
                                 1996,  filed as  Exhibit  10.9 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended  September 30, 1996 and by this reference
                                 incorporated herein.

                  10.86          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp  and Thomas M.  Watson,  dated June 27,
                                 1996,  filed as Exhibit  10.10 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.87          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp  and  David W.  Clark,  dated  June 27,
                                 1996,  filed as Exhibit  10.11 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.88          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp and Richard S.  Gaston,  dated June 27,
                                 1996,  filed as Exhibit  10.12 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.89          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp  and John J.  Johnson,  dated  June 27,
                                 1996,  filed as Exhibit  10.13 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.90          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp  and Ralph J.  Coppola,  dated June 27,
                                 1996,  filed as Exhibit  10.14 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.91          Director's   Amended   and   Restated   Payment
                                 Continuation   Agreement   between   SierraWest
                                 Bancorp and Ronald A.  Johnson,  dated June 27,
                                 1996,  filed as Exhibit  10.15 to  Registrant's
                                 Quarterly  Report on Form 10-Q for the  quarter
                                 ended September 30, 1996, and by this reference
                                 incorporated herein.

                  10.92          Sierra   Tahoe   Bancorp   Board  of  Directors
                                 Deferred  Compensation  and Stock  Award  Plan,
                                 filed  as  Exhibit  B  to  Registrant's   Proxy
                                 Statement for its July 23, 1996 annual  meeting
                                 of   shareholders,   and  by   this   reference
                                 incorporated herein.

                  11.1           Statement re computation of earnings per share, included in Note 1 of the consolidated financial statements included in SWB's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

                  12.1           Statement re Ratio of Earnings to Fixed Charges.

                  13.1           SWB's Form 10-K for the year ended December 31, 1996, incorporated herein by reference.

                  13.2           SWB's report on Form 10-Q for the period ended September 30, 1997, and incorporated herein by reference.

                  13.1           CCBC's  Form 10-KSB for the year ended December 31, 1996, incorporated herein by reference.

                  13.2           CCBC's report on Form 10-QSB for the period ended September 30, 1997, and incorporated herein by reference.

                  21 List of significant subsidiaries of the Registrant SierraWest Bank, a California
                                      Corporation.

                  23.1           Consent of McCutchen,  Doyle,  Brown & Enersen,
                                 LLP (included in their opinion filed as Exhibit
                                 5).

                  23.2           Consent of Deloitte & Touche LLP.

                  23.3           Consent of Deloitte & Touche LLP.

                  23.4           Consent of NationsBanc Montgomery Securities, Inc. (included in their opinion filed as Annex D)

                  23.5           Consent of Van Kasper & Company (included in their opinion filed as Annex C)

                  23.5           Consent of McCutchen, Doyle, Brown & Enersen LLP re tax opinion (included in their opinion filed as Exhibit 8).

                  23.6           Consent of Walter Sunderman

                  23.7           Consent of Bernard E. Moore

                  24 Power of Attorney of directors of SWB (included in Part II of Registration Statement filed with the Commission on January 31, 1997).

                  99.1           Proxy card of SWB

                  99.2           Proxy card of CCBC

                  (b)      Financial Statement Schedules.

                           Included in SierraWest's Form 10-K for the year ended
                           December 31, 1996, incorporated herein by reference.


Item.  22

                  Undertakings.

                  (1) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934 (the "1934 Act"); and, where interim financial information required to be presented by Article 3 of Regulation S-X of the 1934 Act are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                  (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act"), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the 1933 Act and is used in connection with an offering of securities subject to Rule 415 of the 1933 Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (4) Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                  (5) SierraWest hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of SierraWest's annual report pursuant to Section 13(a) or Section 15(d) 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the 1934 Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (6) SierraWest hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                  (7) SierraWest hereby undertakes to supply by means of a post-effective amendment all information concerning its merger transaction with Mercantile Bank that was not the subject of and included in this Registration Statement when it became effective.

                  (8)      SierraWest hereby undertakes:

                           (a)      To file during any period in which offers of
sales are being made, a post-effective amendment to this Registration Statement:

                                    (i)     to include any prospectus required
by Section 10(a)(3) of the 1933 Act;

                                    (ii) to reflect in the  Prospectus any facts
or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                                    (iii) to include  any  material  information
with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                           (b)      That, for the purpose of determining any
liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           (c)      To remove from registration by means of a
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Truckee, State of California, on December 31, 1997.

                                                      SIERRAWEST BANCORP
                                                      (Registrant)

                                                       By /s/ W. T. Fike
                                                       William T. Fike
                                                       President and
                                                       Chief Executive Officer

                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

                Signature                                              Title                   Date

         /s/ W. T. Fike                                President and Chief Executive Officer   December 31, 1997
         William T. Fike                               and Director (Principal Executive
                                                       Officer)

         /s/ D. Broadley                               Executive Vice President and Chief      December 31, 1997
------------------------------------
         David C. Broadley                             Financial Officer (Principal
                                                       Financial and Accounting Officer)

         /s/ Jerrold T. Henley                         Director and Chairman                   December 31, 1997
--------------------------------------------
         Jerrold T. Henley

         /s/ David W. Clark                            Director                                December 31, 1997
--------------------------------------------
         David W. Clark

         /s/ Ralph J. Coppola                          Director                                December 31, 1997
--------------------------------------------
         Ralph J. Coppola

         /s/ Richard S. Gaston                         Director                                December 31, 1997
--------------------------------------------
         Richard S. Gaston

         /s/ John Johnson                              Director                                December 31, 1997
         John J. Johnson

         /s/ Ronald A. Johnson                         Director                                December 31, 1997
--------------------------------------------
         Ronald A. Johnson

         /s/ Jack V. Leonesio                          Director                                December 31, 1997
--------------------------------------------
         Jack V. Leonesio


                Signature                              Title                                   Date

         /s/ A. Morgan Jones                           Director                                December 31, 1997
--------------------------------------------
         A. Morgan Jones

         /s/ William W. McClintock                     Director                                December 31, 1997
------------------------------------
         William W. McClintock

         /s /Thomas M. Watson                          Director                                December 31, 1997
--------------------------------------------
         Thomas M. Watson



* By

               Attorney -in-fact

                                POWER OF ATTORNEY

                  Know all men by these presents that each of the undersigned does hereby make, constitute and appoint William T. Fike and David C. Broadley, or either of them, as the true and lawful attorney-in-fact of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver the Registration Statement on Form S-4, and any and all amendments thereto, including without limitation pre-effective and post-effective amendments thereto; such Form S-4 and each such amendment to be in such form and to contain such terms and provisions as said attorney or substitute shall deem necessary or desirable; giving and granting unto said attorney, or to such person as in any case may be appointed pursuant to the power of substitution herein given, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or, in the opinion of said attorney or substitute, able to be done in such matter as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney or such substitute shall lawfully do or cause to be done by virtue hereof.

                  In witness whereof, each of the undersigned has duly executed this Power of Attorney.


            /s/ David W. Clark                             December 31, 1997
-----------------------------------------------
                David W. Clark

           /s / Ralph J. Coppola                           December 31, 1997
-----------------------------------------------
                Ralph J. Coppola

            /s/ Richard S. Gaston                          December 31, 1997
-----------------------------------------------
                Richard S. Gaston

            /s/ Jerrold T. Henley                          December 31, 1997
-----------------------------------------------
                Jerrold T. Henley

            /s/ John Johnson                               December 31, 1997
-----------------------------------------------
                John J. Johnson

            /s/ Ronald A. Johnson                          December 31, 1997
-----------------------------------------------
                Ronald A. Johnson

           /s/  Jack V. Leonesio                           December 31, 1997
-----------------------------------------------
                Jack V. Leonesio

           /s/  A. Morgan Jones                            December 31, 1997
-----------------------------------------------
                A. Morgan Jones

           /s/  William W. McClintock                      December 31, 1997
------------------------------------------------
                William W. McClintock

           /s/  Thomas M. Watson                           December 31, 1997
------------------------------------------------
                Thomas M. Watson

Exhibit 5


December 31, 1998                                        Direct: (415) 393-2188
                                                         treddy@mdbe.com

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

                                                           SierraWest Bancorp

Ladies and Gentlemen:

                  We have acted as counsel for SierraWest Bancorp, a California corporation (the "Company"), in connection with the Registration Statement on Form S-4 filed by the Company under the Securities Act of 1933, as amended, relating to the registration of 1,650,000 shares of the Company's Common Stock, no par value (the "Shares") which are expected to be issued to shareholders of California Community Bancshares Corporation ("CCBC") in exchange for their shares of common stock of CCBC in accordance with the terms of a Plan of Acquisition and Merger dated as of November 13, 1997, among the Company, its subsidiary SierraWest Bank, CCBC and its subsidiary, Continental Pacific Bank.

                  We are of the opinion that the Shares have been duly authorized and, when sold pursuant to the terms described in the Registration Statement and in conformity with applicable state securities laws, will be duly and validly issued, fully paid and nonassessable.

                  We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Registration Statement and in the Prospectus included therein.

                     Very truly yours,

                     McCutchen, Doyle, Brown & Enersen, LLP
                     /s/ Thomas G. Reddy

                         Thomas G. Reddy

Exhibit 8



__________, 1998                                      FORM OF OPINION

SierraWest Bancorp
10181 Truckee-Tahoe Airport Road
Truckee, California 96160


California Community Bancshares Corporation
555 Mason Street, Suite 280
Vacaville, California 95688

  Merger of California Community Bancshares Corporation into SierraWest Bancorp

Ladies and Gentlemen:

                  We have acted as counsel for SierraWest Bancorp, a California corporation ("Sierra") and SierraWest Bank, a California banking corporation ("Sierra Bank"), in connection with the merger of California Community Bancshares Corporation, a Delaware banking corporation ("CCBC"), with and into Sierra, and the related merger of Continental Pacific Bank, a California banking corporation ("CPB") with and into Sierra Bank, pursuant to the Plan of Acquisition and Merger dated as of November 13, 1997 (the "Agreement") and Exhibits A and B thereto (respectively, the "Merger Agreement" and the "Bank Merger Agreement"). This opinion is delivered to you pursuant to Section 7.10 of the Agreement. Capitalized terms used in this letter without definition have the respective meanings given them in the Agreement.

                  The Merger Agreement provides that upon the filing of the Merger Agreement with the California Secretary of State, CCBC will be merged with and into Sierra, with Sierra as the surviving corporation. In the Merger, each of the CCBC Shares (other than fractional shares) will be converted into Sierra Shares. No fractional shares of Sierra common stock will be issued in the Merger, but CCBC shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof.

                  Each option to purchase CCBC Shares outstanding on the Effective Date will be assumed by Sierra. Each such option will be converted into an option to acquire, in accordance with its original terms and upon payment of the adjusted option price (which shall equal the exercise price per share for the options immediately prior to the Merger, divided by the Exchange Ratio), the number of Sierra Shares the option holder would have received pursuant to the Merger if he or she had exercised all his or her options immediately prior thereto.

                  The Bank Merger Agreement provides that on the Effective Date CPB will be merged with and into Sierra Bank, with Sierra Bank as the surviving corporation. In the Bank Merger, the outstanding shares of CPB stock will be cancelled.

                  In rendering the opinions expressed in this letter, we have assumed the following factual matters to be true:

                  (a) The transactions described in the Agreement, the Merger Agreement and the Bank Merger Agreement will be carried out in all respects as provided therein;

                  (b) Including payments for fractional shares, no shareholder or group of shareholders of CCBC has any plan or intention to sell or otherwise dispose of any amount of Sierra Shares to be received by them in the Merger that would reduce their holdings of Sierra Shares in the aggregate to a value of less than 50% of the total value of the CCBC Shares outstanding prior to the Merger;

                  (c) Sierra has no plan or intention to reacquire any of its stock to be issued in the Merger;

                  (d) Sierra has no plan or intention to sell or otherwise dispose of any of the assets of CCBC to be acquired in the Merger, except for the disposition of the CPB shares in the Bank Merger and dispositions made in the ordinary course of business;

                  (e) Sierra Bank has no plan or intention to sell or otherwise dispose of any of the assets of CPB to be acquired in the Bank Merger, except for dispositions made in the ordinary course of business;

                  (f)  No  two  parties  to  the   transactions  are  investment
companies as defined in Section 368(a)(2)(F) of the Internal Revenue Code of 1986, as amended (the "Code");

                  (g) There is no intercorporate indebtedness existing between Sierra and CCBC, or between Sierra Bank and CPB, that was issued, acquired, or will be settled at a discount;

                  (h) No Sierra Shares received by any shareholder of CCBC in the Merger will represent consideration for, or be properly allocable to, services to be rendered to Sierra by such shareholder or any covenant not to compete with Sierra subsequent to the Merger;

                  (i) The payment of cash in lieu of fractional shares of Sierra common stock is solely for the purpose of avoiding the expense and inconvenience to Sierra of issuing fractional shares and does not represent separately bargained-for consideration. The fractional share interests of each CCBC shareholder will be aggregated and no CCBC shareholder will receive cash in an amount greater than the value of one full share of Sierra common stock; and

                  (j) The sum of the CPB liabilities assumed by Sierra Bank in the Bank Merger, plus the amount of the liabilities to which the the CPB properties is subject, will not exceed the adjusted basis of the CPB properties transferred to Sierra Bank in the Bank Merger.

                  Based upon our understanding of the transaction as described above and the above assumptions, and upon existing statutes, regulations, court decisions and published rulings of the Internal Revenue Service, it is our opinion that, for Federal income tax and California income and franchise tax purposes:

                  1. The Merger will qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code and corresponding provisions of the California Revenue and Taxation Code.

                  2. No gain or loss will be recognized by holders of CCBC stock on the exchange of CCBC Shares for Sierra Shares, except to the extent gain is recognized with respect to any cash received in lieu of fractional shares.

                  3. The holding period of Sierra Shares received in exchange for CCBC Shares (including any fractional share prior to its conversion into cash) will include the holding period of the CCBC Shares for which they are exchanged, assuming that the shares of CCBC stock are capital assets in the hands of the holder at the Effective Date.

                  4. The basis of the Sierra Shares received by a CCBC shareholder in the Merger will be the same as the basis of the CCBC Shares surrendered in exchange therefor, less any basis attributable to fractional shares for which cash is received.

                  5. No gain or loss will be recognized by CCBC or CPB in connection with the Merger or the Bank Merger.

                  6. Cash received by a CCBC shareholder in lieu of a fractional share of Sierra common stock will, to the extent the CCBC stock was a capital asset in the hands of the CCBC shareholder, result in recognition of capital gain or loss by such shareholder measured by the difference between the amount received and the basis of such fractional share.

                  7. Provided the options to buy Sierra Shares are not actively traded on an established market, no gain or loss will be recognized by the holders of nonstatutory options to buy CCBC Shares upon the conversion of those options into nonstatutory options to buy Sierra Shares.

                  8. No gain or loss will be recognized by the holders of incentive stock options to buy CCBC Shares upon the conversion of those options into incentive stock options to buy Sierra Shares under the same terms and conditions as in effect immediately prior to the Merger.

                  9. No gain or loss will be recognized (and no amount will be included in income) by a holder of CCBC convertible debentures (whether or not such holder also holds CCBC Shares) upon the assumption of such debentures by Sierra.

                  We hereby consent to the filing of this opinion as an exhibit to the Sierra Registration Statement on Form S-4 and the reference to the name of our firm therein and under the caption "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" in the Joint Proxy Statement/Prospectus furnished in connection with the solicitation of proxies by the Boards of Directors of Sierra and CCBC.

                                  Very truly yours,

                                  McCUTCHEN, DOYLE, BROWN & ENERSEN, LLP


                                  By
                                  A Member of the Firm

Exhibit 23.2



INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of SierraWest Bancorp on Form S-4 of our report dated January 24, 1997 appearing in the Annual Report on Form 10-K of SierraWest Bancorp for the year ended December 31, 1996 and the reference to us under the heading "Experts" in the Joint Proxy Statement/Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

Sacramento, California
December 31, 1997

Exhibit 23.3





INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of SierraWest Bancorp on Form S-4 of our report dated February 21, 1997 appearing in the Annual Report on Form 10-KSB of California Community Bancshares Corporation for the year ended December 31, 1996 and the reference to us under the heading "Experts" in the Joint Proxy Statement/Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

Sacramento, California
December 31, 1997

Exhibit 23.6



To:      The Board of Directors
         California Community Bancshares Corporation

         In connection with the Joint Proxy Statement/Prospectus to be used by California Community Bancshares Corporation ("CCBC") in connection with soliciting the approval by the CCBC shareholders of the Plan of Acquisition and Merger among SierraWest Bancorp ("Sierra"), SierraWest Bank, CCBC, and Continental Pacific Bank dated as of November 13, 1997 and the transactions contemplated thereunder (the "Merger") and in connection with the application to be filed with the Federal Deposit Insurance Corporation by Sierra seeking approval of the Merger, I hereby verify as follows:

         1. Number of shares of CCBC Common Stock beneficially owned by me as of the date hereof: 21,532

         2. Number of shares of CCBC Common Stock subject to options held by me as of the date hereof: 18,541.

         3. Number of shares of CCBC Common Stock subject to options held by me and which are exercisable within 60 days of January 16, 1998: 18,541.

         4. Number of shares of Sierra Common Stock beneficiary owned by me as of the date hereof: NONE.

         5. I do not own 3% or more of the common stock of any other financial institution, including shares held in a fiduciary capacity for which I have voting power, except as listed below. (List the name of the financial institution, the number of shares owned, and the percentage of that financial institution's outstanding common stock owned).

         NONE

         6. If I am to be a director of Sierra after the Effective Date of the Merger, I consent to the listing of my name as such in the Joint Proxy Statement/Prospectus.


Dated:  December 16, 1997                            /s/ Walter Sunderman
                                                     -----------------------
                                                     (Signature)

Exhibit 23.7


To:      The Board of Directors
         California Community Bancshares Corporation

         In connection with the Joint Proxy Statement/Prospectus to be used by California Community Bancshares Corporation ("CCBC") in connection with soliciting the approval by the CCBC shareholders of the Plan of Acquisition and Merger among SierraWest Bancorp ("Sierra"), SierraWest Bank, CCBC, and Continental Pacific Bank dated as of November 13, 1997 and the transactions contemplated thereunder (the "Merger") and in connection with the application to be filed with the Federal Deposit Insurance Corporation by Sierra seeking approval of the Merger, I hereby verify as follows:

         1.       Number of shares of CCBC Common Stock beneficially owned by me
as of the date hereof:   585.

         2. Number of shares of CCBC Common Stock subject to options held by me as of the date hereof: 8,465

         3. Number of shares of CCBC Common Stock subject to options held by me and which are exercisable within 60 days of January 16, 1998: 8,465

         4. Number of shares of Sierra Common Stock beneficiary owned by me as of the date hereof: 0

         5. I do not own 3% or more of the common stock of any other financial institution, including shares held in a fiduciary capacity for which I have voting power, except as listed below. (List the name of the financial institution, the number of shares owned, and the percentage of that financial institution's outstanding common stock owned).

         none

         6. If I am to be a director of Sierra after the Effective Date of the Merger, I consent to the listing of my name as such in the Joint Proxy Statement/Prospectus.


Dated:  December 16, 1997                            /s/ Bernard E. Moore
                                                     -----------------------
                                                     (Signature)

Exhibit 99.1



                                 REVOCABLE PROXY


                  The undersigned holder of common stock acknowledges receipt of the Notice of Special Meeting of Shareholders of SierraWest Bancorp, a California corporation ("SierraWest"), and the accompanying Joint Proxy Statement/Prospectus dated February __, 1998, and revoking any proxy heretofore given, hereby constitutes and appoints David W. Clark, Jerrold T. Henley, William W. McClintock and Thomas M. Watson, and each of them, with full power of substitution, as attorney and proxy to appear and vote all of the shares of common stock of SierraWest standing in the name of the undersigned which the undersigned could vote if personally present and acting at the Special Meeting of the Shareholders of SierraWest to be held at Truckee, California, on March 26, 1997 at 8:00 P.m. local time or at any adjournments thereof, upon the following items as set forth in the Notice of Meeting and more fully described in the Joint Proxy Statement/Prospectus.


                  1. Proposal One: The Merger. To approve the Plan of Acquisition and Merger dated November 13, 1997 among SierraWest, SierraWest's wholly owned subsidiary SierraWest Bank, a California banking corporation ("Sierra Bank"), California Community Bancshares Corporation ("CCBC") and CCBC's wholly owned subsidiary Continental Pacific Bank, a California banking corporation ("CP Bank"), a related Agreement and Plan of Merger between SierraWest and CCBC pursuant to which CCBC would merge with and into SierraWest, and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank (collectively, the "Merger Agreements") and the transactions contemplated thereby, including any related amendments to SierraWest's and CCBC's respective stock option plans. The Merger Agreements are set forth in their entirety as Annex A to the accompanying Joint Proxy Statement/Prospectus.


                      _____ FOR _____ AGAINST _____ ABSTAIN


                  2. Other Business: The proxies are authorized to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.





                  THIS PROXY IS SOLICITED BY, AND ON BEHALF OF, THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

                  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT PROPOSAL ONE. THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED TO SIERRAWEST, WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL ONE TO APPROVE AND ADOPT THE MERGER AGREEMENTS. IF OTHER BUSINESS IS PRESENTED, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PROXYHOLDERS.

                                   SHAREHOLDER(S)


                           ---------------------------------
                           (Signature)

                           ---------------------------------
                           (Signature)

                           ---------------------------------
                           (No. of Common Shares)


                            Date________________________, 1998

I/We do__ or do not __ expect to attend this meeting.


Please sign exactly as your name(s) appear(s). When signing as attorney, executor, administrator, trustee, officer, partner, or guardian, please give full title. If more than one trustee, all should sign. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THIS PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POST-PAID ENVELOPE.


To assure a quorum, you are urged to date and sign this Proxy and mail it promptly in the enclosed envelope, which requires no additional postage if mailed in the United States or Canada.

Exhibit 99.2



                             REVOCABLE PROXY


                  The undersigned holder of common stock acknowledges receipt of the Notice of Special Meeting of Shareholders of California Community Bancshares Corporation, a Delaware corporation ("CCBC"), and the accompanying Joint Proxy Statement/Prospectus dated February __, 1998, and revoking any proxy heretofore given, hereby constitutes and appoints Walter O. Sunderman, John C. Usnick and Bernard E. Moore, and each of them, with full power of substitution, as attorney and proxy to appear and vote all of the shares of common stock of CCBC standing in the name of the undersigned which the undersigned could vote if personally present and acting at the Special Meeting of the Shareholders of CCBC to be held at Fairfield, California, on March 16, 1997 at 6:30 p.m. local time or at any adjournments thereof, upon the following items as set forth in the Notice of Meeting and more fully described in the Joint Proxy Statement/Prospectus.


                  1. Merger. To approve the Plan of Acquisition and Merger dated November 13, 1997 among SierraWest Bancorp, a California corporation ("SWB"), SWB's wholly owned subsidiary SierraWest Bank, a California banking corporation ("Sierra Bank"), CCBC and CCBC's wholly owned subsidiary Continental Pacific Bank, a California banking corporation ("CP Bank"), and a related Agreement and Plan of Merger between SWB and CCBC pursuant to which CCBC would merge with and into SWB, and a related Bank Merger Agreement pursuant to which CP Bank would merge with and into Sierra Bank (collectively, the "Merger Agreements") and the transactions contemplated thereby, including any related amendments to either SWB's and CCBC's respective stock option plans. The Merger Agreements are set forth in their entirety as Annex A to the accompanying Joint Proxy Statement/Prospectus.


                      _____ FOR _____ AGAINST _____ ABSTAIN


                  2. Other Business: The proxies are authorized to vote in their discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.



                  THIS PROXY IS SOLICITED BY, AND ON BEHALF OF, THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

                  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENTS. THIS PROXY, WHEN PROPERLY EXECUTED AND RETURNED TO CCBC, WILL BE VOTED IN THE MANNER DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENTS. IF OTHER BUSINESS IS PRESENTED, THIS PROXY SHALL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PROXYHOLDERS.


                            SHAREHOLDER(S)


                   ---------------------------------
                   (Signature)


                   ---------------------------------
                   (Signature)


                   ---------------------------------
                   (No. of Common Shares)


                   Date________________________, 1998


I/We do__ or do not __ expect to attend this meeting.


Please sign exactly as your name(s) appear(s). When signing as attorney, executor, administrator, trustee, officer, partner, or guardian, please give full title. If more than one trustee, all should sign. WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE SIGN AND RETURN THIS PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POST-PAID ENVELOPE.


To assure a quorum, you are urged to date and sign this Proxy and mail it promptly in the enclosed envelope, which requires no additional postage if mailed in the United States or Canada.

                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                             Washington, D.C.   20549

                                                     FORM 10-K

                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
                                        THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996        Commission File No. 0-15450

                               SIERRAWEST BANCORP
               (Exact name of registrant as specified in its charter)

              California                                 68-0091859
(State or other jurisdiction                         (I.R.S. Employer
of incorporation or organization)                    Identification No.)

10181 Truckee-Tahoe Airport Road
P.O. Box 61000 Truckee, CA                              96160-9010
(Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including Area Code: (916) 582-3000

Securities registered pursuant to Section 12(b) of the Act:
                                                   Name of each exchange on
Title of each class                                     which registered

        None                                                  None


Securities registered pursuant to section 12(g) of the Act:

                                           Common Stock, no par value,
               8 1/2 % Convertible Subordinated Debentures due February 1, 2004
                                                 (Title of class)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. o

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                              Yes   X       No

Aggregate market value of the voting stock held by non-affiliates of the registrant as of March 1, 1997: $52,938,000 (based on closing sales price at February 28, 1997)

Number of shares of Common Stock outstanding at March 1, 1997:  2,923,064.




                                                 TABLE OF CONTENTS


                                                                                                           Page No.
PART I

ITEM 1.  BUSINESS................................................................................................3

ITEM 2.  PROPERTIES..............................................................................................27

ITEM 3.  LEGAL PROCEEDINGS.......................................................................................27

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.....................................................27

PART II

ITEM 5.  MARKET FOR THE BANCORP'S COMMON STOCK...................................................................28

ITEM 6.  SELECTED CONSOLIDATED FINANCIAL DATA....................................................................29

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS...............................................................................32

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.............................................................44

ITEM 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE.....................................................................79

PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.....................................................80

ITEM 11.  EXECUTIVE COMPENSATION.................................................................................82

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.........................................87

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS........................................................ 88

PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K..................................... 89



                                                        PART I
ITEM 1.  BUSINESS

General Development of the Business

SierraWest Bancorp ("Bancorp", or together with its subsidiary, the "Company") was incorporated under the laws of the State of California on December 5, 1985 as a bank holding company. Pursuant to a plan of reorganization and merger dated December 19, 1985, Bancorp acquired 100% of the outstanding shares of common stock of SierraWest Bank (formerly Truckee River Bank) in a one-for-one exchange of its stock for the stock of SierraWest Bank. The merger was consummated on July 31, 1986.

On October 29, 1990, Bancorp acquired 100% of the outstanding shares of Sierra Bank of Nevada in a one-for-one exchange of its stock for the stock of Sierra Bank of Nevada. During the first quarter of 1996 Sierra Bank of Nevada's name was changed to SierraWest Bank and effective October 1, 1996 this subsidiary was merged into the California subsidiary. Sierra Bank of Nevada was incorporated under the laws of the State of Nevada on January 12, 1989, and, with the approval of the Nevada Department of Commerce, Division of Financial Institutions (the "NDFI"), opened for business in Reno, Nevada on January 9, 1990. In 1995, a second branch was opened in Carson City, Nevada. Bancorp and SierraWest Bank collectively comprise the operations of the Company.

SierraWest Bank was incorporated under the laws of the State of California on March 19, 1980, and, with the approval of the Superintendent of Banks of the State of California (the "CSBD"), opened for business on January 20, 1981. SierraWest Bank commenced operations in 1981 in Truckee, California, a small tourist-based town located in the County of Nevada and situated in the High Sierras about 12 miles north of Lake Tahoe. SierraWest Bank currently maintains eleven branches offices in the following communities: Truckee (two branches), South Lake Tahoe, Tahoe City, Kings Beach, Grass Valley (two branches), Auburn and Sacramento, California, Reno and Carson City, Nevada. In addition, SierraWest Bank maintains seven separate lending offices, primarily for its United States Small Business Administration (the "SBA") lending activities, in the following communities: Truckee, San Francisco, Sacramento, Fresno, and Chico, California, and Reno and Las Vegas, Nevada.

The Company offers commercial banking services, including the acceptance of demand, savings and time deposits, and the making of commercial, real estate, personal, home improvement, automobile and other installment and term loans. It offers traveler's checks, safe deposit boxes, note collection services, notary public, ATMs and other customary bank services, except international banking and trust services. Annuities and mutual fund investments are also offered through third party providers. Merchant drafts are processed pursuant to established bank card programs, and customers are offered MasterCard and Visa credit cards through a correspondent bank. During 1995 the Company expanded its services to provide a 24 hour automated telephone inquiry service, introduced a P.C. banking product for its business customers and opened an equipment leasing division. In 1996, the Company started a loan purchase program for the acquisition of real estate loans which it hopes to securitize in the future in marketable parcels. Additionally, in January 1997, the Company entered into a definitive agreement for the acquisition of Mercantile Bank, a Sacramento bank which specializes in commercial business and has an asset base of approximately $46 million. The acquisition is expected to be completed by July 1, 1997, subject to the approval of Mercantile's shareholders and federal and state regulators. Mercantile shareholders will receive total compensation of $6.6 million, subject to certain adjustments primarily based upon the level of deposits and capital, consisting of 50% cash and 50% stock.

Certain statements in this document include forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: competitive pressure in the banking industry increases significantly; changes in the interest rate environment reduce margins; general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in the provision for possible loan losses; changes in the regulatory environment; changes in business conditions; volatility of rate sensitive deposits; operational risks including data processing system failures or fraud; asset/liability matching risks and liquidity risks; and changes in the securities markets.

Narrative Description of Business

The Company's total assets have grown from $219.6 million at December 31, 1991 to $447.9 million at December 31, 1996, a compound annual increase of 15.3%. The Company's assets grew 32.7% in 1996 and are expected to grow at a relatively high rate in 1997. The Company has had earnings in excess of $1.8 million in each of the last five years. For the year ended December 31, 1996, the Company reported net income of $3.3 million, or a return on average assets of approximately 0.87% and return on average equity of 10.5%. At December 31, 1996, the Company had total loans of $323.4 million, loan loss reserves of $4.5 million, deposits of $399.7 million and total equity capital of $33.9 million.

General Lending Overview

The five general areas in which the Company has directed its lending activities are: SBA loans; residential and non-SBA commercial real estate loans; commercial loans; consumer loans to individuals (including home equity lines of credit); and beginning in 1995, commercial leases. As of December 31, 1996, these five categories accounted for approximately 45%, 30%,18%,4% and 3%, respectively, of the Company's total loan portfolio.


SBA Lending

The Company ranked 18th in the nation by number of SBA government guaranteed ("SBA 7(a)") loans generated by banks for the SBA's fiscal year ended September 30, 1996 as published by the SBA, and was the 8th largest SBA lending bank, by loan count, in Region IX (consisting of the far western states, Hawaii and Guam), the largest region in the country. In 1996 the Federal government approved a level of SBA loans guaranteed of $7.8 billion and in 1997 this level is expected to increase to over $8.5 billion.

The SBA is headquartered in Washington, D.C., and operates through ten regions throughout the United States. The SBA administers three levels of lender participation in its general business loan program, pursuant to Section 7(a) of the Small Business Act of 1953, as amended, and the rules and regulations promulgated thereunder (the "Small Business Act"). Under the first level of lender participation, commonly known as the Guaranteed Participant Program or "Section 7(a)", the lender gathers and processes data from applicants and forwards it, along with its request for the SBA's guarantee, to the local SBA office. The SBA then completes an independent analysis and makes its decision on the loan application. SBA turnaround time on such applications can vary greatly, depending on the backlog of loan applications.

Under the second level of lender participation, known as the Certified Lender Program, the lender (the "Certified Lender") gathers and processes the application and makes its request to the SBA, as in the Guaranteed Participant Program procedure. The SBA then performs a review of the lender's credit analysis on an expedited basis, which review is generally completed within three working days. The SBA requires that lenders originate loans meeting certain portfolio quality and volume criteria before authorizing lenders to participate as Certified Lenders. Authorization to act as a Certified Lender is granted independently by each SBA district office.

The Company operates in California and Nevada as a Preferred Lender ("Preferred Lender"). This designation is the third and highest lender status granted by the SBA. Under this level of lender participation, the lender has the authority to approve a loan and to obligate the SBA to guarantee the loan without submitting an application to the SBA for credit review. The Preferred Lender is required to promptly notify the SBA of the approved loan, along with the submission of pertinent SBA documents. The standards established for participants in the Preferred Lender Program are more stringent than those for participants in the lower two levels and involve meeting additional portfolio quality and volume requirements. In addition, before being granted Preferred Lender status in a particular SBA district, the lender must have been a Certified Lender in such SBA district for at least 12 months. The Company may, at its option, submit loans for approval under the Certified Lender Program.

The Company has, over the last ten years, developed an in-house expertise in the generation and sale of SBA guaranteed loans. The Company's activities in the SBA loan area are expected to continue to be a significant factor in the earnings of the Company. In the past, the Company has acquired SBA loans, mortgage loans and the rights to service these loans from the RTC and others.

The following table summarizes the Company's SBA 7(a) activities for the years ended December 31, 1996, 1995, 1994, 1993 and 1992 (in thousands).

                                                                   Summary of SBA Loan Activity

                                                                      Year Ended December 31
                                           -------------------------------------------------
                                                       1996         1995        1994       1993        1992
                                                       ----         ----        ----       ----        ----

SBA loans sold...........................              5,621       5,646      38,238      35,120     42,136
Net SBA servicing income.................              4,087       4,660       4,443       4,332      4,443
Net gain on sale of SBA loans............                339         307       2,300       3,200      2,638
Excess Servicing receivable..............             14,188      14,813      16,027      16,579     18,576

The Company has historically sold the guaranteed portion of SBA 7(a) loans (typically secured by first trust deeds on commercial real estate), generally 70% to 90% of the SBA 7(a) loan value, that it generates in the secondary marketplace and retained the remaining percentage for its own portfolio. Currently, the maximum guarantee is 80%. The percentage of the retained portion of SBA 7(a) loans to total loans included in the loan portfolio of the Company at December 31, 1996, 1995 and 1994 was 26%, 30% and 46%, respectively. In 1995, the Company made a decision to change its strategy with respect to the sale of SBA 7(a) loans. The guaranteed portion of loans is now being retained, and the Company intends to securitize and sell portions of the unguaranteed amount of the loans. The Company's first securitization is planned for 1997, pending SBA approval, and will include approximately $50 million in loans. The Company has in the past and will continue in the future to sell selected guaranteed portions of loans to reduce credit concentrations in a particular industry or for other reasons.

SBA 7(a) loans are made for terms from 7 to 25 years depending on the purpose of the loan. In addition to being guaranteed by the SBA, most of the Company's SBA 7(a) loans are collateralized by real estate. In the event of a default, the Company shares in the proceeds upon the sale of collateral on a pro rata basis with the SBA, e.g., if the unguaranteed portion of a loan is 20%, then 20% of the net liquidation proceeds would be available to the Company for payment of the unguaranteed portion of the loan.

Since 1983, to support its SBA program, the Company has relied in part on SBA packagers who refer SBA loans to the Company and provide certain services to the borrowers. The packagers receive fees of a fixed amount from the borrower, subject to limits prescribed by the SBA. The packagers also receive a fee from the Company for referring SBA loans to the Company. The referral fee payments are included in the basis of the loans and hence are not disclosed separately in the Company's financial statements. Referral fees incurred by the Company for SBA 7(a) loans from the years ended December 31, 1996, 1995 and 1994 were $90 thousand, $200 thousand and $481 thousand, respectively.

The Company's relationship with its SBA packagers are informal arrangements. SBA packagers accounted for approximately 32% and 27% of the Company's SBA 7(a) loan volume during the years ended December 31, 1996 and 1995, respectively. During these same periods, a single SBA packager provided 7% and 26% of the Company's SBA 7(a) loan volume, respectively. The reduction in packagers volume during 1995 and 1996 includes the loss of loan packages to competition based on price and underwriting factors and the focus by the Company on its loan production offices as its primary source for generating new loans.

SBA Guarantees. On October 12, 1995 the President signed the Small Business Lending Enhancement Act of 1995. This act amended the maximum guarantee percentage for loans made under the SBA's 7(a) program to 80% for loans up to $100 thousand and 75% for all loans above $100 thousand. The maximum amount of any loan that the guarantee can apply to was set at $750 thousand. At the same time, the fee structure was revised to include a fee of 0.5% per annum on the guaranteed portion of the outstanding balance of all loans approved on or after October 12, 1995. Prior to this act in the case of loans made under the Guaranteed Participant and Certified Lender Programs, the SBA guaranteed 90% of loans of $155 thousand or less, and 85% of loans in excess of $155 thousand with terms of less than 10 years. For loans in excess of $155 thousand with terms greater than 10 years, the maximum guarantee was 75% available under the Guaranteed Participant and Certified Lender Programs. Under the Preferred Lender Program, the maximum guarantee was 75% regardless of loan size or terms. Prior to January 1, 1995, subject to certain exceptions, the SBA's maximum guarantee per borrower was $750 thousand. Late in 1994, the SBA announced a new ruling that, beginning January 1, 1995, reduced the maximum loan that may be made under the SBA 7(a) program to $500 thousand. At the same time, the SBA agreed that banks would be allowed to make companion loans to accommodate borrowers in need of financing in excess of the $500 thousand limit. This ruling was reversed with the October 12, 1995 act. Currently the SBA guarantee extends to 80% of the loan amount, with a maximum guarantee of $750 thousand. As of December 31, 1996, included in total SBA loans of $147.0 million were portions of loans guaranteed by the SBA totaling $37.0 million.

The SBA guarantee is conditional upon compliance with SBA regulations. In connection with the underwriting and closing/servicing process, the Company examines all loan files for compliance with SBA regulations; however, there can be no assurance that all loans will comply with SBA regulations in all instances. In the event of a default by a borrower on an SBA loan, if the SBA establishes that any resulting loss is attributable to significant technical deficiencies in the manner in which the loan was originated, documented or funded by the Company, the SBA may seek recovery of funds from the Company. With respect to the guaranteed portion of SBA loans that have been sold in the secondary market, the SBA will honor its guarantee and may then seek reimbursement from the Company in the event a proven loss is deemed to be attributable to technical deficiencies. Loss of all or part of the SBA guarantee on a loan could result in a loss to the Company if the underlying collateral on the loan is insufficient to cover the outstanding loan value on such loan. The Company maintains insurance coverage of $2.5 million against losses of the SBA guarantee related to technical deficiencies.

SBA Servicing. As of December 31, 1996, 1995 and 1994, the Company serviced 1,402, 1,370 and 1,355 SBA loans, respectively, with a total unpaid principal balance of approximately $420 million, $413 million and $412 million, respectively.

The servicing of SBA loans entails the collection of principal and interest payments from borrowers, the remission of the investor's share of principal and interest payments to Colson Securities Corp. (the exclusive Fiscal and Transfer Agent for the guaranteed portion of SBA loans sold into the secondary market), the review of financial statements of borrowers and site inspections. Servicing also entails the taking of certain actions required to protect the Company's and the SBA's position in the event of default by the borrower, including the liquidation of collateral.

To compensate it for the cost of servicing, the Company, pursuant to generally accepted accounting principles ("GAAP"), sets aside part of the interest receivable on the portion of loans sold to cover its future costs and a reasonable future profit. See Note 5 of Notes to the Company's Consolidated Financial Statements.

SBA Sales. SBA 7(a) loans are primarily written at variable rates of interest which are limited to a maximum of 275 basis points over the lowest prime lending rate published in the Western Edition of The Wall Street Journal. The interest rate on most of the Company's SBA 7(a) loans adjusts on the first day of each month. With respect to loans sold, the guaranteed portions of SBA loans are converted into government guaranteed certificates, which are sold to investors, and which yield for the investor a rate that is lower than the note rates. The investor may pay a premium over the principal amount of the loan purchased and additionally a portion of the interest on the sold portion of the loan will be retained by SierraWest Bank. The difference between the rate on the loan that is retained by the Company and the rate that the investor receives plus a fee of 0.5% collected by the SBA is referred to as the servicing spread. The servicing spread less the normal cost of servicing is referred to as "Excess Servicing" ("Excess Servicing"). Lenders are required by the SBA to maintain a minimum of 40 basis points of servicing spread unless loans are sold for cash premiums, in which case this increases to 100 basis points. When the SBA lender retains higher levels of Excess Servicing, lower cash premiums are received from investors. Prior to 1992, the Company sold most of its SBA loans for little or no cash premium, emphasizing the retention of higher levels of Excess Servicing. This Excess Servicing was valued in the year of sale under prevailing accounting rules and recorded as income in the year of the sale. See Note 5 of Notes to Consolidated Financial Statements.

As of December 31, 1996, the remaining balance of Excess Servicing previously recorded as a gain was $14.2 million. In addition the Company has purchased mortgage servicing rights on SBA 7(a) loans with a balance of $0.6 million at December 31, 1996. Income from the servicing spread received for the years ended December 31, 1996, 1995 and 1994, was $5.6 million, $6.2 million and $6.4 million, respectively. Amortization of the Excess Servicing asset and purchased mortgage servicing rights on SBA loans for these same periods was $1.5 million, $1.5 million and $2.0 million, respectively. The surplus income from the servicing spread over the amortization represents an important part of the Company's income. The related Excess Servicing asset included in the Company's Consolidated Financial Statements represents the book value of the Excess Servicing, which is based on certain estimates made by management at the time loans are sold. Such estimates are made based on management's expectations of future prepayment rates and other considerations. If actual prepayments with respect to sold loans occur more quickly than was projected at the time such loans were sold, the carrying value of the Excess Servicing asset may have to be written down through a charge to earnings in the period of adjustment. Through the period ending December 31, 1996, no write downs have been necessary. If actual prepayments with respect to sold loans occur more slowly than estimated, the carrying value of the Excess Servicing asset on the Company's Consolidated Statement of Financial Condition would not increase, although total income would exceed previously estimated amounts.

Beginning in 1997, the Company will be required to account for its SBA loan sales in accordance with Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities. See Accounting Pronouncements.

The SBA provides long term financing to small businesses through its 504 loan program, by partnering with banks to assist small businesses in buying land, buildings, machinery and equipment. Under this program, the bank provides 50% of the financing and obtains a first lien position on the collateral. The SBA works through a local Certified Development Company to provide 40% of the required financing and the small business provides 10% of the project cost. There are no government guarantees provided under this program, however the bank mitigates its risk with these loans by having a low loan to value on the collateral, which is usually real property. Included in the Company's SBA loan portfolio at December 31, 1996 are loans totaling $24.9 million related to this and similar lending programs in conjunction with the SBA.

Other Government Lending

The U.S. Department of Agriculture Rural Development ("USDA")offers a guaranteed loan program, known as the Business & Industry ("B&I") Loan Program. This program is designed to stimulate economic activity in rural communities with populations of 50,000 or less. Commercial and industrial businesses and real estate projects are the target of the program. The Bank participates by financing up to $10,000,000, with the USDA providing an 80% guarantee on loans up to $5,000,000 and 70% on loans from $5,000,000 to $10,000,000. These guarantees are similar to those offered through the SBA 7(a) program and can be sold on the secondary market. Included in the Company's loan portfolio are B&I loans totaling $5.8 million at December 31, 1996. In 1996, the Company sold $3.6 million in guaranteed portions of B&I Loans.

Other Lending Activities

The Company's commercial loans are primarily made to small- and medium-sized businesses and are for terms ranging from one to ten years, with the majority of loans being due in less than five years. The Bank provides conventional commercial term real estate loans, both owner occupied and investor owned, with maturities of 5-7 years and monthly amortizing payments scheduled over 20 years. Construction loans are also provided, for residential and commercial purposes, with terms ranging from 6 to 18 months. Consumer loans are typically for a maximum term of 36 months for unsecured loans and for a term of not more than the depreciable life of tangible property used as collateral for secured loans. Beginning in 1996, the Company began to provide 100% equipment lease financing to small and medium-sized businesses and municipalities. Terms range from two to seven years, with the current average term approximately 50 months.

Loan Commitments

In the normal course of business, there are various outstanding commitments to extend credit that are not reflected in the financial statements. As of December 31, 1996, the Company had approximately $78 million in undisbursed loan commitments and $2 million in standby letters of credit. About 26 percent of the undisbursed loan commitments relate to SBA loans, while the remaining represent undisbursed construction, commercial, real estate and personal loans (including equity lines of credit). Most of these off-balance sheet items are or will be secured by real estate or other assets; however, a portion are unsecured commercial lines of credit. Off- balance sheet items undergo a level of underwriting scrutiny similar to the criteria applied to the Company's loan portfolio, and outstanding balances are monitored to minimize risk and loss exposure.

Distribution of Loans

The distribution of the Company's loan portfolio, as of the dates indicated, is shown in the following table (in thousands):

                                                                                  December 31,
Type of Loan:                                                1996         1995         1994          1993         1992
                                                             ----         ----         ----          ----         ----
  SBA loans:
   SBA guaranteed loans in process(1)...                  $ 62,409      $ 45,864    $  16,299     $ 16,825     $ 15,937
   SBA guaranteed loans purchased(2)....                         0             0            0            0        1,132
   Retained portion of SBA loans(3).....                    84,612        71,201       79,649       71,683       71,160
                                                          --------      --------    ---------     --------     --------
  Total SBA Loans.......................                   147,021       117,065       95,948       88,508       88,229
                                                          --------      --------    ---------     --------     --------


  Real estate loans (includes loans secured primarily by real estate, except for
   SBA loans):
    Construction and land development...                    36,261        31,564       18,310       15,450       14,928
    Mortgage ...........................                    62,883        35,484       18,268       17,908       12,634
    Equity lines of credit..............                     4,725         3,735        1,689        1,058        5,980
                                                          --------      --------    ---------     --------     --------
  Total Real Estate Loans...............                   103,869        70,783       38,267       34,416       33,542
                                                          --------      --------    ---------     --------     --------


  Commercial and industrial loans.......                    57,325        42,204       31,157       26,850       22,796

  Individual and other loans............                     6,847         6,537        7,365        9,828       10,270

  Lease receivables.....................                     8,304         3,380          202          217          508
                                                          --------      --------    ---------     --------     --------

  Total Loans...........................                   323,366       239,969      172,939      159,819      155,345

  Less allowance for possible loan losses                    4,546         3,845        3,546        3,472        2,742
                                                          --------      ----------  ---------     --------     --------

  Total Net Loans.......................                  $318,820      $236,124    $ 169,393     $156,347     $152,603
                                                          ========      ========    =========     ========     ========

(1) Loans guaranteed in part by the SBA which are in process of disbursement, available for sale, or awaiting sale. The total guaranteed portion was $37.0 million, $29.2 million, $11.6 million, $12.6 million and $12.7 million at December 31, 1996, 1995, 1994, 1993 and 1992, respectively.

(2) SBA guaranteed loans repurchased by the Company under repurchase agreements. These loans are fully guaranteed by the SBA.

(3) Includes primarily the unguaranteed retained portion of loans for which the guaranteed portion has been sold to investors.

Credit Risk Management

In managing its loan portfolio, the Company utilizes procedures designed to achieve an acceptable level of qual ity and to bring any potential losses or potential defaults in existing loans to the attention of the appropriate management personnel. As used in this discussion, the term "loan" encompasses both loans and leases. Each loan officer is granted a lending limit by the Chief Credit Officer, subject to review and approval by the Board of Directors of SierraWest Bank. Each lending officer has primary responsibility to conduct credit and documentation reviews of the loans for which he or she is responsible. The Chief Credit Officer is responsible for the general supervision of the loan portfolio and adherence by the loan officers to the loan policy of such bank.

Loan officers evaluate the applicant's financial statements, credit reports, business reports and plans and other data to determine if the credit and collateral satisfy the Company's standards as to historic debt service coverage, reasonableness of projections, strength of management and sufficiency of secondary repayment and SBA eligibility rules, if applicable. Recommended applications are approved by loan officers up to their designated lending limits. Those loans in excess of individual lending limits are approved by the Chief Credit Officer or other officer with appropriate administrative lending authority. If a loan exceeds the Chief Credit Officer's lending limit, it is forwarded to the Director's Loan Committee for approval. Approved SBA loan applications are then submitted to the district SBA office for approval, except in the case of loans made pursuant to the Preferred Lender Program for which SBA credit approval is not required. All SBA loans are secured by various collateral including, where appropriate, real estate, machinery and equipment, inventory and accounts receivable, or such other assets as are specified in the SBA loan authorization. In the case of the Company's SBA loans, approximately 90% were collateralized by commercial real estate at December 31, 1996. Prior to submission of the application to the SBA for guarantee, any real property to be taken as collateral is appraised by independent appraisers.

SierraWest Bank's management presents a written report to the Director's Loan Committee monthly, listing all loans, regardless of amount, which are 30 days or more past due. Management and the board of directors of SierraWest Bank also review all loan evaluations made during periodic examinations by the FDIC and CSBD. The Director's Loan Committee of SierraWest Bank reviews and approves the Bank's credit policy, as well as management reports on the quality of the loan portfolio.

The Company maintains an allowance for possible loan losses to provide for potential losses in its loan portfolio. The allowance is established through charges to earnings in the form of provision for possible loan losses. Loan losses are charged to, and recoveries credited to, the allowance for possible loan losses. The provision for possible loan losses is determined after considering various factors such as loan loss experience, current economic conditions, maturity of the loan portfolio, size of the loan portfolio, industry concentrations, borrower credit history, the existing allowance for possible loan losses, independent loan reviews, current charges and recoveries and the overall quality of the portfolio, as determined by management, regulatory agencies and independent credit review consultants retained by the Company. While these factors are essentially subjective, management considers the allowance of $4.5 million at December 31, 1996 to be adequate.

The Company's credit services department is responsible for monitoring, collecting and liquidating loans. In addition, on a selective basis, the servicing staff conducts site inspections after loan funding and periodically during the life of the loan to verify the use of the proceeds and maintenance of collateral and to assist in the collection process and management of classified loans.

Asset Quality

The performance of the Company's loan portfolio is evaluated regularly by management. The Company places a loan on nonaccrual status when any installment of principal or interest is 90 days or more past due, unless, in management's opinion, the loan is well secured and the collection of principal and interest is probable, or management determines the ultimate collection of principal or interest on a loan to be unlikely. When a loan is placed on nonaccrual status, the Company's general policy is to reverse and charge against current income previously accrued but unpaid interest. Interest income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is deemed by management to be probable.

Loans for which the collateral has been repossessed are written down to fair value and classified as Other Real Estate Owned ("OREO") or, if the collateral is personal property, as other assets, on the Company's financial statements.

The following table sets forth the amount of the Company's nonperforming assets as of the dates indicated (amounts in thousands except percentage amounts).

                                                                              December 31,
                                                        1996         1995         1994         1993         1992
                                                        ----         ----         ----         ----         ----
Nonperforming Assets:
Nonaccrual loans:
    SBA............................                   $ 4,985       $5,351      $ 2,423       $2,517      $ 2,561
    Other. . . . . . . . . . . . .                        378          125           59          355        1,223
In-substance foreclosures..........                         0            0          572          711          732
Other real estate owned............                       446          758          542          456          460
                                                      -------       ------      -------       ------      -------
    Total nonperforming assets.....                   $ 5,809       $6,234      $ 3,596       $4,039      $ 4,976
                                                      =======       ======      =======       ======      =======

Accruing loans past due 90 days or more:
    SBA............................                   $ 1,071       $  816      $ 1,754       $  496      $   435
    Other. . . . . . . . . . . . .                      1,061          207            9        1,029          538

Restructured loans (in compliance
  with modified terms).............                   $   275       $   78      $   194       $  201      $    61

Nonperforming assets to
  total assets.....................                       1.3%         1.8%         1.4%         1.6%         2.0%
Allowance for possible loan and lease
  losses to nonaccrual loans.......                      84.8%        70.2%       142.9%       120.9%        72.5%


Of total gross loans and leases at December 31, 1996, $5.4 million were considered to be impaired. The allowance for possible loan and lease losses included $565 thousand related to these loans. The amount of interest received and recognized on these impaired loans in 1996 was $310 thousand. The average recorded investment in impaired loans during 1996 was $5.6 million.

Of total gross loans and leases at December 31, 1995, $5.5 million were considered to be impaired. The allowance for possible loan and lease losses included $446 thousand related to these loans. The amount of interest received and recognized on these impaired loans in 1995 was $221 thousnad. The average recorded investment in impaired loans during 1995 was $3.4 million.

Although the level of nonperforming assets will depend on the future economic environment, as of March 1, 1997, in addition to the assets disclosed in the above chart, management of the Company has identified approximately $358 thousand in potential problem loans as to which it has serious doubts as to the ability of the borrowers to comply with the present repayment terms and which may become nonperforming assets, based on known information about possible credit problems of the borrower.

The following table shows the loans outstanding, actual charge-offs, recoveries on loans previously charged off, the allowance for possible loan losses and pertinent ratios during the periods and as of the dates indicated (amounts in thousands except percentage amounts).

                                                              December 31,
                                               1996         1995         1994         1993        1992
                                               ----         ----         ----         ----        ----

Average loans.......................        $ 284,487     $203,231     $ 166,366    $ 159,463   $ 149,597
Total loans at end of period........          323,366      239,969       172,939      159,819     155,345

Allowance for possible loan and lease
  losses: Balance--beginning of period      $   3,845     $  3,546     $   3,472    $   2,742   $   2,525
                                            ---------     --------     ---------    ---------   ---------
Actual charge-offs:
  SBA...............................              114          595           447          391         671
  Commercial and industrial.........              337          350           467          143          65
  Leases. . . . . . . . . . . . . .                84            0             0            0           0
  Real estate.......................                0           40            60          190          12
  Installment.......................               58           40           101           42          32
                                            ---------     --------     ---------    ---------   ---------
    Total...........................              593        1,025         1,075          766         780
                                            ---------     --------     ---------    ---------   ---------
Less recoveries:
  SBA...............................               87           20            74           14          23
  Commercial and industrial.........              182           26           187           52          57
  Real estate.......................                0            0             0            0           0
  Installment.......................               15            8             3            6           2
                                            ---------     --------     ---------    ---------   ---------
    Total...........................              284           54           264           72          82
                                            ---------     --------     ---------    ---------   ---------
Net charge-offs.....................              309          971           811          694         698
Allowance applicable to sold loans..                0            0             0         (136)          0
Provision for possible loan and lease
  losses............................            1,010        1,270           885        1,560         915
                                            ---------     --------     ---------    ---------   ---------

Balance--end of period..............        $   4,546     $  3,845     $   3,546    $   3,472   $   2,742
                                            =========     ========     =========    =========   =========

Ratios:
  Net loans charged off to average
    loans outstanding..............             0.11%        0.48%        0.49%         0.44%       0.47%
  Net loans charged off to total loans
    at end of period...............             0.10         0.41         0.47          0.43        0.45
  Provision for possible loan and lease
    losses to average loans........             0.36         0.62         0.53          0.98        0.61
  Provision for possible loan and lease
    losses to total loans at end of period      0.31         0.53         0.51          0.98        0.59
  Net loans charged off to end of
    period allowance for possible
    loan and lease losses..........             6.80        25.25        22.87         19.99       25.46



The following table sets forth management's historical allocation of the allowance for possible loan losses by loan category and percentage of loans in each category. Percentage amounts are the percentage of loans in each category to total loans at the dates indicated (in thousands except percentage amounts).

                                                                                 December 31,
                                                                       1996                        1995
                                                              ----------------------       ------------------------
                                                              Amount       Percentage      Amount        Percentage

SBA loans........................................             $1,561             45%       $1,468              38%
Commercial and industrial loans (2)..............              1,720             21         1,592              41
Real estate loans................................              1,010             30           564              15
Consumer loans to individuals(1).................                255              4           221               6
                                                              ------          -----        ------            ----

    Total........................................             $4,546            100%       $3,845             100%
                                                              ======            ===        ======             ===

                                                                   December 31,
                                          1994                         1993                        1992
                                -----------------------       ----------------------       ------------------------
                                Amount        Percentage      Amount       Percentage      Amount        Percentage

SBA loans...................... $2,372             56%        $2,379             55%       $2,127              57%
Commercial and industrial loans    627             18            541             17           233              15
Real estate loans..............    366             21            334             22           138              18
Consumer loans to
  individuals(1)...............    181              5            218              6           244              10
                                ------        -------         ------           ----        ------           -----

    Total...................... $3,546            100%        $3,472            100%       $2,742             100%
                                ======          =====         ==========        ===        ======             ===

(1)      Includes equity lines of credit.
(2)      Includes commercial leases.

In allocating the Company's loan loss reserve, management has considered the credit risk in the various loan categories in its portfolio. Historically, most of the Company's loan losses have been in its commercial lending area. This area includes local commercial loans and SBA loans. From inception of its SBA lending program in 1983, the Company has sustained a relatively low level of losses from these loans, averaging less than 0.5% of loans outstanding per year. Most of the Company's other commercial loan losses have been for loans to businesses within the Tahoe basin area or in Reno, Nevada. The Company believes that it has taken steps to minimize its commercial loan losses, including centralization of lending approval and processing functions. It is important to the Company to maintain good relations with local business concerns and, to this end, it supports small local businesses with commercial loans. To offset the added risk these loans represent, the Company charges a higher interest rate. It also attempts to manage risk in this area through its loan review process.

Because the Company's residential real estate loans consist primarily of construction lending with prearranged loan takeouts, losses on such loans have been minimal. The Company has not participated in commercial real estate development projects. Through mid-1995 mortgages were made on single family residences secured by first deeds of trust and were generally sold in the secondary market. Mortgage operations were terminated in July, 1995.

While every effort has been made to allocate the reserve to specific categories of loans, management believes that any breakdown or allocation of the loan loss reserve into loan categories lends an appearance of exactness which does not exist, in that the reserve is utilized as a single unallocated reserve available for losses on all types of loans.

Loan Maturities and Sensitivity to Changes in Interest Rates

The following table sets forth the distribution by maturity date of certain of the Company's loan categories (in thousands) as of December 31, 1996. In addition, the table shows the distribution between total loans with predetermined (fixed) interest rates and those with variable (floating) interest rates (in thousands). Floating rates generally fluctuate with changes in the prime rate of leading banking institutions.

                                                                        Year Ended
                                                                     December 31, 1996
                                                                After One
                                                Within         But Within           After
                                              One Year(1)      Five Years        Five Years          Total
Real estate - construction..................    27,294           4,109            4,858            36,261
Commercial, except SBA......................    33,939          16,285            7,101            57,325
SBA.........................................    11,229          19,439          116,353           147,021
Distribution between fixed and floating interest rate:
   Fixed interest rates.....................    17,203          24,314            5,989            47,506
   Floating interest rates..................    69,114          59,737          147,009           275,860


(1)      Demand loan and overdrafts are shown as "Within One Year"

Average Assets, Liabilities and Shareholders' Equity;Interest Income and Expense

The following table presents, for the periods indicated, the distribution of average assets, liabilities and share holders' equity, as well as the total dollar amount of interest income from average interest-earning assets and resultant yields and the dollar amounts of interest expense and average interest-bearing liabilities and resultant rates (in thousands except percentage amounts):

                                                           Year Ended December 31,
                                    1996                              1995                               1994
                      ---------------------------------   -------------------------------   -----------------
                        Average    Yield/                 Average    Yield/                 Average     Yield/
                        Balance     Rate      Interest    Balance     Rate      Interest    Balance      Rate     Interest

Assets:
Interest-earning assets:
 Loans(1)...........  $ 284,487    10.72%    $  30,506   $203,231    11.60%     $ 23,582   $ 166,366    10.45%    $  17,386
 Investment securities(2)28,712     5.62         1,614     26,546     5.29         1,403      31,168     4.68         1,459
 Mutual funds.......      1,342     7.30            98      1,627     8.05           131       4,178     5.43           227
 Federal funds sold.     18,017     5.21           938     10,534     5.64           594      11,872     4.03           478
 Other deposits.....      2,225     5.08           113      2,097     5.77           121       1,983     5.40           107
                      ---------              ---------   --------               --------   ---------              ---------
    Total interest-earning
      assets.........   334,783     9.94        33,269    244,035    10.58        25,831     215,567     9.12        19,657

Allowance for possible
loan losses.........     (4,497)                           (3,685)                            (3,653)

Non-earning assets:
   Cash and due from
     banks..........     19,894                            16,444                             15,936
   Premises and equipment,
     net............     11,224                             7,817                              7,178
   Excess Servicing on
     SBA loans......     14,304                            15,492                             16,114
   Other assets.....      5,912                             6,091                              6,467
                      ---------                          --------                          ---------

  Total average assets$ 381,620                          $286,194                          $ 257,609
                      =========                          ========                          =========

Liabilities and Shareholders'
   Equity:
Interest-bearing liabilities:
 Transaction account  $ 102,963     2.54%       $2,620   $ 87,600     2.28%     $  1,995   $  94,430     2.01%    $   1,894
 Savings accounts.       13,573     2.09           283     13,409     2.13           286      14,696     2.16           317
 Certificates of deposit155,585     5.68         8,832     91,517     5.85         5,352      61,408     4.17         2,559
 Convertible debentures   9,294     8.22           764     10,000     8.50           850       9,155     8.55           783
 Other liabilities          289    (1.38)           (4)       376     2.13             8         351    12.54            44
                      ---------               --------   ------------            --------   ---------              ---------
   Total interest-bearing
   liabilities......    281,704     4.44        12,495    202,902     4.18         8,491     180,040     3.11         5,597
Non-interest-bearing liabilities:
   Transaction accounts  63,638                            51,261                             48,421
   Other liabilities      4,556                             2,767                              2,289
                      ---------                          --------                          ---------
   Total liabilities    349,898                           256,930                            230,750

Shareholders' equity:
   Common stock.....     11,450                            10,799                             10,865
   Retained earnings     20,399                            18,793                             16,338
Unrealized loss on
   securities.......       (127)                             (328)                              (344)
                      ---------                          ---------                         ---------
   Total shareholders'
     equity.........     31,722                            29,264                             26,859
                      ---------                          --------                          ---------

   Total liabilities and
     shareholders'
     equity.........  $ 381,620                          $ 286,194                         $  257,609
                      =========                          =========                         ==========
                                              --------                          ---------                         --------
Net interest income.                          $ 20,774                          $ 17,340                         $  14,060
                                             -=========                         ==========                         =======

Interest income as a
   percentage of interest -
      earning assets                9.94%                                  10.58%                              9.12%
Interest expense as a
      percentage of interest -
   earning assets. . .             (3.73)                                  (3.48)                             (2.60)
                                    ------                                  -----                             -----

Net interest margin                 6.21%                                   7.10%                              6.52%
                                    ====                                    ====                             =====

(1) Includes nonaccrual loans with an average balance of $5.6 million, $3.4 million, and $3.0 million for the years ended December 31, 1996, 1995 and 1994, respectively.

(2) Applicable nontaxable securities yields have not been calculated on a tax-equivalent basis because such securities are not significant.

Investment Securities & Investments in Mutual Funds

The Company's current investment policy provides for the purchase of U.S. Treasury securities, obligations of U.S. government agencies, U.S. government sponsored agencies, corporate bonds, commercial paper, banker's acceptances, pass-through mortgage-backed securities, adjustable rate mortgage pass-through securities, collateralized mortgage obligations, asset-backed securities, municipal general obligation and revenue bonds, and certificates of deposit. The Company's policy requires all corporate bonds, commercial paper, mortgage-backed securities, collateralized mortgage obligations or municipal securities be rated "A" or better by any nationally recognized rating agency. If a local municipality is issuing an unrated bond, the Company may purchase it after normal credit underwriting procedures are performed.

The Company's investment committee reviews all securities transactions on a monthly basis and presents a monthly report to the Board of Directors of the Company covering this review. Under California law, SierraWest Bank may not invest an amount exceeding 15% of its shareholders' equity in the securities of any one obligor, subject to certain exceptions (e.g., obligations of the United States and the State of California). Acceptable securities (i.e., Federal or state government or any county or municipality securities) may be pledged to secure public deposits in excess of $100 thousand.

In May 1993, FASB issued Statement of Financial Accounting Standards No. 115 ("SFAS No. 115") entitled "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires, among other things, that certain investments in debt and equity securities be classified under three categories--held to maturity, trading securities and securities available for sale. Securities classified as held to maturity are to be reported at amortized/ accreted cost. Securities classified as trading securities are to be reported at fair value with unrealized gains and losses included in earnings. Securities classified as available for sale are to be reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. The Company adopted SFAS No. 115 effective at December 31, 1993. At December 31, 1996 and 1995, $31.9 million and $25.0 million of the Company's investment securities were classified as available for sale. The remaining $2.0 million and $3.4 million, consisting primarily of pledged or formerly pledged securities, were classified as held to maturity. The Company does not classify any securities as trading securities.

The following table summarizes the amounts and the distribution of the Company's investment securities (in thousands):

                                                                            December 31,
                                                         1996                      1995                     1994
                                                 --------------------      --------------------      ------------------
                                                  Book        Market        Book         Market        Book       Market
                                                Value(1)       Value      Value(1)       Value       Value(1)     Value

U.S. Treasury securities....................     $ 19,463    $ 19,462     $ 18,137     $ 18,144     $ 23,873    $ 23,711


Securities of U.S. government
  agencies..................................        1,005       1,005        7,486        7,486        6,363       6,363

Securities of states and
  political subdivisions....................        5,991       5,991        2,608        2,608          418         418

Other securities............................        7,422       7,422          112          112          429         429
                                                   -----       ------     ------------ -----------  ---------   ---------

  Total.....................................     $ 33,881    $ 33,880     $ 28,343     $ 28,350     $ 31,083    $ 30,921
                                                 ========    ========     =========    ==========   ==========  ==========

(1) Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount. Securities available for sale are recorded at market.


In addition the Company invests in mutual funds whose assets are invested primarily in U.S. government securities. At December 31, 1996 and 1995, mutual funds with an estimated market value of $1.3 million and $1.4 million have been classified as available for sale. At these same dates the Company had recorded an unrealized loss on mutual funds, net of tax, of $99 thousand and $72 thousand. The weighted average maturity of portfolio securities held by the mutual funds at December 31, 1996 and 1995 was 7.2 and 7.6 years.

Maturity of Investment Securities

The following table presents the maturities for investment securities (except for investments in mutual funds with a carrying value of $1,335 thousand) as of December 31, 1996 (in thousands except percentage amounts).

                                                                                             December 31, 1996
                                                                                                 Weighted
                                                                                      Book        Average       Market
                                                                                      Value        Rate          Value

U.S. Treasury securities:
  Within 1 year...................................................................  $   7,014      5.41%      $   7,014
    After 1 year but within 5 years...............................................     12,449      6.06          12,448
                                                                                    ---------                 ---------
    Total U.S. Treasury securities................................................     19,463      5.82          19,462
                                                                                    ---------                 ---------

U.S. government agencies:
  Within 1 year...................................................................      1,005      6.00           1,005

Securities of states and political subdivisions(1):
  After 1 year but within 5 years.................................................        344      3.78             344
  After 5 years but within 10 years...............................................         99      4.55              99
  Over 10 years...................................................................      5,548      5.29           5,548
                                                                                    ---------                 ---------
      Total securities of states and political subdivisions ......................      5,991      5.19           5,991
                                                                                    ---------                 ---------

Mortgage - backed securities:.....................................................      7,422      6.39           7,422
                                                                                    ---------                 ---------

Total.............................................................................  $  33,881      5.84       $  33,880
                                                                                    =========                 =========


(1) Interest on these tax-exempt obligations has not been grossed up for the related tax benefits in calculating the average yield.

Deposits

As of December 31, 1996, the Company had a total of $200.9 million in demand deposits (including money market and NOW accounts), with an average account balance of $10,688; $13.3 million in savings deposits for individuals and corporations, with an average balance of $2,135; and $185.4 million in CDs, of which $58.1 million were in the form of CDs in denominations greater than $100 thousand. Average CD balances for the year ended December 31, 1994 were 28.1% of average total deposits. Average CD balances increased to 37.5% of average total deposits for the year ended December 31, 1995 and increased again to 46.3% of average total deposits for the year ended December 31, 1996. Deposit accounts at SierraWest Bank are insured by the FDIC to the maximum amount permitted by law.

As of December 31, 1996, approximately 5% of total deposits were held on behalf of public entities. Deposits of public entities in excess of amounts insured by the FDIC are secured by SierraWest Bank by pledging securities and/or the guaranteed portion of SBA loans. Included in deposits at December 31, 1996 were certificates of deposit of $10.6 million which were generated directly through brokers.

In 1992, SierraWest Bank began to make available to its customers money market investment funds and annui ties. Only a modest volume of business has been generated to date. The Company does not believe that placement by customers of funds in these alternative investment sources has had any overall negative impact on the level of the Banks' deposits.

The Company's business is subject to some seasonal influences. Deposits tend to decrease during the off- season for tourism, which is between March and May.

The following table indicates the maturity of the Company's CDs in excess of $100 thousand as of December 31, 1996 (amounts in thousands except percentage amounts):

                                                                                            December 31, 1996
                                                                                                       Percentage
                                                                                         Balance        of Total
Three months or less................................................................... $23,041           39.6%
Over three months through six months...................................................  18,533           31.9
Over six months through twelve months..................................................  12,379           21.3
Over twelve months....................................................................    4,157            7.2
                                                                                        ---------        -------
Total.................................................................................. $58,110          100.0%
                                                                                        =========         =====

Repricing of Interest-Earning Assets and Interest-Bearing Liabilities

The following table sets forth the distribution of repricing opportunities of the Company's interest-earning assets and interest-bearing liabilities, the interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities), the cumulative interest rate sensitivity gap and the cumulative gap as a percentage of total interest-earning assets, as of December 31, 1996. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on the net margins of the Company (amounts in thousands except percentage amounts).

                                                                     December 31, 1996
                                                       Next Day    Over Three     One Year
                                                       to Three  Months Through    Through      Over
                                         Immediately    Months    Twelve Months  Five Years  Five Years       Total

Assets:
  Federal funds sold...............       $  32,200   $        0    $       0    $       0    $       0    $  32,200
  Mutual funds.....................           1,335            0            0            0            0        1,335
  Taxable investment securities....               0        3,238        5,919       16,209        2,524       27,890
  Non-taxable investment securities               0            0            0          344        5,647        5,991
  Loans............................         128,472(2)   154,064       10,525       24,314        5,991      323,366
                                          ----------  ----------    ---------    ---------    ---------    ---------
         Total interest-earning assets      162,007      157,302       16,444       40,867       14,162      390,782
                                          ----------  -----------  ----------   ----------   ----------   -----------

Liabilities:
  Savings deposits(1)..............         133,706            0            0            0            0      133,706
  Time deposits....................               0       65,497       96,611       23,037          275      185,420
  Convertible debentures...........               0            0            0            0        8,520        8,520
  Lease obligations................               0            2            5           39          227          273
                                          ---------   ----------    ---------    ---------    ---------    ---------
        Total interest-bearing liabilities  133,706       65,499       96,616       23,076        9,022      327,919
                                           ---------   ---------    ---------    ---------    ---------    ---------

Net interest-earning assets (liabilities) $  28,301   $   91,803    $ (80,172)      17,791    $   5,140    $  62,863
                                          =========   ============  ==========   =========    =========    =========
Cumulative net interest earning assets
  (liabilities) ("GAP")............       $  28,301   $  120,104    $  39,932    $  57,723    $  62,863
                                          =========== ===========   ===========  ===========  =========
Cumulative GAP as a percentage of
  total interest-earning assets....             7.2%        30.7%        10.2%        14.8%        16.1%
                                          =========== ===========   ===========  ==========   ==========

(1)      Savings deposits include interest-bearing transaction accounts.

(2)      Includes loans which matured on or prior to December 31, 1996.

At December 31, 1996, the Company had $335.8 million in assets and $295.8 million in liabilities repricing within one year. This means that $40 million more in interest rate sensitive assets than interest rate sensitive liabilities will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). Interest income is likely to be affected to a greater extent than interest expense for any changes in interest rates during the Immediately to Twelve Month periods. If rates were to fall during this period, interest income would decline by a greater amount than interest expense and net income would be reduced. Conversely, if rates were to rise, the reverse would apply.

Competition from Other Financial Institutions

The Company competes for deposits and loans principally with major commercial banks, other independent banks, savings and loan associations, savings banks, thrift and loan associations, credit unions, mortgage companies, insurance companies and other lending institutions. With respect to deposits, additional significant competition arises from corporate and governmental debt securities, as well as money market mutual funds. Several of the nation's largest savings and loan associations and commercial banks have a significant number of branch offices in the areas in which the Company conducts operations. Among the advantages of the larger of these institutions are their ability to make larger loans, finance extensive advertising campaigns, access international money markets and generally allocate their investment assets to regions of highest yield and demand.

The Company ranked 18th in the nation by number of SBA 7(a) loans generated by banks for the SBA's fiscal year ended September 30, 1996.

The Company's competitive position in respect to deposit gathering in its respective market places is illustrated in the following chart(1) (dollar amounts in thousands):

                                                     Total                                Deposits Held
                                    # of Company     # of Banking      Deposits Held      by all Banks
County            State             Branches         Offices           by Company         and offices
El Dorado         California             1                20           $  22,986          $   548,789
Nevada            California             5                19           $ 157,780          $   588,853
Placer            California             2                49           $  48,098          $ 1,310,081
Sacramento        California             1               162           $  22,887          $ 6,985,162
Carson City       Nevada                 1                10           $   8,198          $   453,899
Washoe            Nevada                 1                59           $  76,255          $ 2,379,689

A total of 8 banks in Nevada County at June 30, 1996 were included in the above survey. Of these eight, SierraWest Bank ranked second in terms of total deposits held. In Placer County, SierraWest Bank ranked sixth out of fourteen banks. As disclosed above, SierraWest Bank's presence in the other counties is not significant.

(1) Based on the annual survey of banking office deposits as of June 30, 1996 conducted by the FDIC. Banking offices include each banking office of branch banking systems and each U.S. branch of a foreign bank for all FDIC insured commercial banks, savings banks, and U.S. branches of foreign banks.

Supervision and Regulation

The Effect of Governmental Policy on Banking

The earnings and growth of SierraWest Bank are affected not only by local market area factors and general economic conditions, but also by government monetary and fiscal policies. For example, the Federal Reserve influences the supply of money through its open market operations in U.S. Government securities and adjustments to the discount rates applicable to borrowings by depository institutions and others. Such actions influence the growth of loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of future changes in such policies on the business and earnings of SierraWest Bank cannot be predicted.

As a consequence of the extensive regulation of commercial banking activities in the United States, the business of the Company is particularly susceptible to being affected by the enactment of Federal and state legislation which may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities or enhancing the competitive position of other financial institutions. Any change in applicable laws or regulations may have a material adverse effect on the business and prospects of the Company. See "Recently Enacted Legislation" herein.

Regulation and Supervision of Bank Holding Companies

Bancorp is a bank holding company subject to the Bank Holding Company Act of 1956, as amended ("BHCA"). Bancorp reports to, registers with, and may be examined by, the Federal Reserve. The Federal Reserve also has the authority to examine Bancorp's subsidiary. The costs of any examination by the Federal Reserve are payable by Bancorp.

The Federal Reserve has significant supervisory and regulatory authority over Bancorp and its affiliates. The Federal Reserve requires Bancorp to maintain certain levels of capital. See "--Capital Standards." The Federal Reserve also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, or violates certain laws, regulations or conditions imposed in writing by the Federal Reserve. See "--Prompt Corrective Action and Other Enforcement Mechanisms."

Under the BHCA, a company generally must obtain the prior approval of the Federal Reserve before it exercises a controlling influence over, or acquires directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any bank or bank holding company. Thus, Bancorp is required to obtain the prior approval of the Federal Reserve before it acquires, merges or consolidates with any bank or bank holding company; any company seeking to acquire, merge or consolidate with Bancorp also would be required to obtain the approval of the Federal Reserve.

Bancorp is generally prohibited under the BHCA from acquiring ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than banking, managing banks, or providing services to affiliates of the holding company. A bank holding company, with the approval of the Federal Reserve, may engage, or acquire the voting shares of companies engaged, in activities that the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. A bank holding company must demonstrate that the benefits to the public of the proposed activity will outweigh the possible adverse effects associated with such activity.

The Federal Reserve generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The Federal Reserve's policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

Transactions between Bancorp and its subsidiary are subject to a number of other restrictions. Federal Reserve policies forbid the payment by bank subsidiaries of management fees which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit). Additionally, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, sale or lease of property, or furnishing of services. Subject to certain limitations, depository institution subsidiaries of bank holding companies may extend credit to, invest in the securities of, purchase assets from, or issue a guarantee, acceptance, or letter of credit on behalf of, an affiliate, provided that the aggregate of such transactions with affiliates may not exceed 10% of the capital stock and surplus of the institution, and the aggregate of such transactions with all affiliates may not exceed 20% of the capital stock and surplus of such institution. Bancorp may only borrow from depository institution subsidiaries if the loan is secured by marketable obligations with a value of a designated amount in excess of the loan. Further, Bancorp may not sell a low-quality asset to a depository institution subsidiary.

Commercial banking organizations, insured depository institutions, and mortgage bankers are subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations. In addition to substantive penalties and corrective measures that may be required for a violation of such laws, the Federal banking agencies may take compliance with such laws into account when regulating and supervising other activi ties. The Federal Reserve may not approve applications to acquire the voting shares of another insured depository institution based on incorrect reporting of home mortgage lending data, and the possibility that applicants may have engaged in discriminatory treatment of minorities in mortgage lending in violation of the Equal Credit Opportunity Act.

Bank Regulation and Supervision

As a California state-chartered bank, SierraWest Bank is regulated, supervised and regularly examined by the CSBD. Under California law, SierraWest Bank is subject to various restrictions on, and requirements regarding, its operations and administration including the maintenance of branch offices and automated teller machines, capital and reserve requirements, deposits and borrowings, stockholder rights and duties, and investment and lending activities. Whenever it appears that the contributed capital of a California bank is impaired, the CSBD shall order the bank to correct such impairment. If the bank is unable to correct the impairment, such bank is required to levy and collect an assessment upon its common shares. If such assessment becomes delinquent, such common shares are to be sold by the bank. SierraWest Bank is not a member of the Federal Reserve System; SierraWest Bank, however, is subject to certain regulations of the Federal Reserve including reserve requirements. The primary Federal regulator of SierraWest Bank is the FDIC.

Capital Standards

The FDIC and other Federal banking agencies have risk based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

A banking organization's risk based capital ratios are obtained by dividing its qualifying capital by its total risk- adjusted assets and off balance sheet items. The regulators measure risk-adjusted assets and off balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital may consist of a limited amount of the allowance for possible loan and lease losses, cumulative preferred stock, term preferred stock, term subordinated debt and certain other instruments with certain characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the Federal banking agencies. Since December 31, 1992, the Federal banking agencies have required a minimum ratio of qualifying total capital to risk-adjusted assets and off balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off balance sheet items of 4%.

In addition to the risked-based guidelines, Federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. It is improbable, however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' rating. For all banking organizations not rated in the highest category, the minimum leverage ratio must be at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, must be at least 4% to 5%. In addition to these uniform risk based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the regulators to improve capital standards to take account of risks other than credit risk. On September 1, 1995, the Federal banking agencies (excluding the Office of Thrift Supervision) issued a final rule to take account of interest rate risk in calculating risk based capital. The final rule did not put forth the process for measuring a bank's exposure to interest rate risk. On June 26, 1996 a joint agency policy statement was issued by all of the Federal banking agencies except the OTS to provide guidance on sound practices for managing interest rate risk. The agencies did not in the policy statement elect to implement a standardized measure and quantitative capital charge, though the matter was left open for future implementation. Rather, the policy statement provided standards for the banking agencies to evaluate the adequacy and effectiveness of a bank's interest rate risk management and guidance to bankers for managing interest rate risk. Specifically, effective interest rate risk management requires that there be (i) effective board and senior management oversight of the bank's interest rate risk activities, (ii) appropriate policies and practices in place to control and limit risks, (iii) accurate and timely identification and measurement of interest rate risk, (iv) an adequate system for monitoring and reporting risk exposures and (v) appropriate internal controls for effective risk management.

In determining the capital level SierraWest Bank is required to maintain, the FDIC does not, in all respects, follow GAAP and has special rules which have the effect of reducing the amount of capital it will recognize for purposes of determining the capital adequacy of SierraWest Bank. These rules are called Regulatory Accounting Principles ("RAP"). SierraWest Bank's qualifying capital, as calculated under RAP, at December 31, 1996, totaled $31.7 million. This compares to $37.1 million as calculated under GAAP at the same date. The most significant factor in the difference between the capital level calculated under RAP and the capital level calculated under GAAP is the use of cash basis accounting for RAP in the recognition of the gain on sale of SBA loans. Effective in 1997 regulatory reports of condition and income will be reported on a GAAP basis; however regulatory capital ratios will continue to be calculated in accordance with the regulatory agency's capital standards. This can result in significant differences in the amount of capital reported under GAAP and the amount included in the regulatory ratios. Future changes in FDIC regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such changes could affect the ability of the Company to grow and could restrict the amount of profits, if any, available for the payment of dividends.

The Company, as a registered bank holding company, is regulated by the Federal Reserve. In computing the capital level required for bank holding companies, the Federal Reserve follows GAAP in the computation of the components of the capital ratios. The following tables present the capital ratios for the Company and SierraWest Bank, computed in accordance with their applicable regulatory guidelines, compared to the standards for well- capitalized depository institutions, as of December 31, 1996 (amounts in thousands except percentage amounts). Because of the above-referred to differences in accounting principles, the capital adequacy ratios of the Company as a whole and SierraWest Bank vary significantly.

                                                                             The Company
                                                          Actual                         Well                Minimum
                                                Qualifying                            Capitalized            Capital
                                                 Capital          Ratio                  Ratio              Requirement

Leverage......................................  $  33,846            7.9%                   N/A                 4.0%
Tier 1 Risk Based.............................     33,846            9.8                    N/A                 4.0
Total Risk Based..............................     46,668           13.6                    N/A                 8.0

                                                                           SierraWest Bank
                                                          Actual                         Well                Minimum
                                                Qualifying                            Capitalized            Capital
                                                 Capital          Ratio                  Ratio              Requirement
Leverage......................................  $  31,670            7.6%                   5.0%                4.0%
Tier 1 Risk Based.............................     31,670            9.4                    6.0                 4.0
Total Risk Based..............................     35,866           10.7                   10.0                 8.0


Prompt Corrective Action and Other Enforcement Mechanisms

FDICIA requires each Federal banking agency to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more prescribed minimum capital ratios. The most recent regulations from the Federal banking agencies defined the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An insured depository institution generally will be classified in the following categories based on capital measures indicated below:

"Well capitalized"
Total risk-based capital of at least 10%; Tier 1 risk-based capital of at least 6%; and Leverage ratio of at least 5%.
"Adequately capitalized" Total risk-based capital of at least 8%; Tier 1 risk-based capital of at least 4%; and Leverage ratio of at least 4%.

"Undercapitalized" Total risk-based capital less than 8%; Tier 1 risk-based capital less than 4%; or Leverage ratio less than 4%. "Significantly undercapitalized" Total risk-based capital less than 6%; Tier 1 risk-based capital less than 3%; or Leverage ratio less than 3%.

"Critically undercapitalized"
Tangible equity to total assets less than 2%.


An institution that, based upon its capital levels, is classified as "well capitalized," "adequately capitalized" or "under capitalized" may be treated as though it were in the next lower capital category if the appropriate Federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The Federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment.

If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate Federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate Federal banking agency is required to either appoint a receiver for the institution within 90 days, or obtain the concurrence of the FDIC in another form of action.

In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the Federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the agency would be harmed if such equitable relief was not granted. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company.

Safety and Soundness Standards

FDICIA also implemented certain specific restrictions on transactions and required Federal banking regulators to adopt overall safety and soundness standards for depository institutions related to internal control, loan underwriting and documentation and asset growth. Among other things, FDICIA limits the interest rates paid on deposits by undercapitalized institutions, the use of brokered deposits and the aggregate extensions of credit by a depository institution to an executive officer, director, principal shareholder or related interest, and reduces deposit insurance coverage for deposits offered by undercapitalized institutions for deposits by certain employee benefits accounts.

In addition to the statutory limitations, FDICIA requires the Federal banking agencies to prescribe, by regulation, standards for all insured depository institutions for such things as classified loans and asset growth. The Riegle Community Development and Regulatory Improvement Act of 1994 amended FDICIA to allow the Federal banking regulators to implement these standards by either regulation or guidelines. See "Recently Enacted Legislation."

In December 1992, the Federal banking agencies issued final regulations prescribing uniform guidelines for real estate lending. The regulations, which became effective on March 19, 1993, require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

On July 10, 1995 the federal banking agencies published Interagency Guidelines Establishing Standards for Safety and Soundness. By adopting the standards as guidelines, the agencies retained the authority to require an institution to submit to an acceptable compliance plan as well as the flexibility to pursue other more appropriate or effective courses of action given the specific circumstances and severity of an institution's noncompliance with one or more standards.

Restrictions on Dividends and Other Distributions

The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. FDICIA prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

In addition to the restrictions imposed under Federal law, banks chartered under California law generally may only pay cash dividends to the extent such payments do not exceed the lesser of retained earnings of the bank or the bank's net income for its last three fiscal years (less any distributions to shareholders during such period). In the event a bank desires to pay cash dividends in excess of such amount, the bank may pay a cash dividend with the prior approval of the CSBD in an amount not exceeding the greatest of the bank's retained earnings, the bank's net income for its last fiscal year, or the bank's net income for its current fiscal year.

State and federal regulators also have authority to prohibit a depository institution from engaging in business practices which are considered to be unsafe or unsound, possibly including payment of dividends or other payments under certain circumstances even if such payments are not expressly prohibited by statute.

Community Reinvestment Act and Fair Lending Developments

SierraWest Bank is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and Community Reinvestment Act ("CRA") activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate income neighborhoods. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities.

On March 8, 1994, the federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination: overt evidence of discrimination, evidence of disparate treatment, and evidence of disparate impact.

In 1996, new compliance and examination guidelines for the CRA were promulgated by each of the federal banking regulatory agencies, fully replacing the prior rules and regulatory expectations with new ones ostensibly more performance based than before to be fully phased in as of July 1, 1997. The guidelines provide for streamlined examinations of smaller institutions.

Premiums for Deposit Insurance and Assessments for Examinations

FDICIA established several mechanisms to increase funds to protect deposits insured by the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC is authorized to borrow up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. FDICIA also provides authority for special assessments against insured deposits. See Recently Enacted Legislation - 1996 Act. Effective November 14, 1995, the new assessment rate schedule for deposit premiums ranges from $0 per $100 of deposits to $.27 per $100 of deposits applicable to BIF members.

FDICIA requires all insured depository institutions to undergo a full-scope, on-site examination by their primary Federal banking agency at least once every 12 months. A special rule allows for examination of certain small well capitalized and well managed institutions every 18 months. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate Federal banking agency against each institution or affiliate as it deems necessary or appropriate.

Recently Enacted Legislation

On September 29, 1994, the President signed into law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), which has eliminated many of the current restrictions to interstate banking and branching. The Interstate Banking Act permits full nationwide interstate banking to adequately capitalized and adequately managed bank holding companies beginning September 29, 1995 without regard to whether such transaction is expressly prohibited under the laws of any state. The Interstate Banking Act's branching provisions permit full nationwide interstate bank merger transactions to adequately capitalized and adequately managed banks beginning June 1, 1997. However, states retain the right to completely opt out of interstate bank mergers and to continue to require that out-of-state banks comply with the states' rules governing entry.

The states that opt out must enact a law after September 29, 1994 and before June 1, 1997 that (i) applies equally to all out-of-state banks and (ii) expressly prohibits merger transactions with out-of-state banks. States which opt out of allowing interstate bank merger transactions will preclude the mergers of banks in the opting out state with banks located in other states. In addition, banks located in states that opt out are not permitted to have interstate branches. States can also "opt in" which means states can permit interstate branching earlier than June 1, 1997.

The laws governing interstate banking and interstate bank mergers provide that transactions, which result in the bank holding company or bank controlling or holding in excess of ten percent of the total deposits nationwide or thirty percent of the total deposits statewide, will not be permitted except under certain specified conditions. However, any state may waive the thirty percent provision for such state. In addition, a state may impose a cap of less than thirty percent of the total amount of deposits held by a bank holding company or bank provided such cap is not discriminatory to out-of-state bank holding companies or banks.

On September 23, 1994, the President signed into law the Riegle Community Development and Regulatory Improvement Act of 1994 (the "1994 Act") which covers a wide range of topics including small business and commercial real estate loan securitization, money laundering, flood insurance, consumer home equity loan disclosure and protection as well as the funding of community development projects and regulatory relief.

The major items of regulatory relief contained in the 1994 Act include an examination schedule that has been eased for the top rated banks and will be every 18 months for CAMEL 1 banks with less than $250 million in total assets and CAMEL 2 banks with less than $100 million in total assets (the $100 million amount was amended to $250 million by the 1996 Act discussed below). The 1994 Act amends the Federal Deposit Insurance Corporation Improvement Act of 1991 with respect to Section 124, the mandate to the federal banking agencies to issue safety and soundness regulations, including regulations concerning executive compensation allowing the federal banking regulatory agencies to issue guidelines instead of regulations.

Further regulatory relief is provided in the 1994 Act, as each of the federal regulatory banking agencies including the National Credit Union Administration Board is required to establish an internal regulatory appeals process for insured depository institutions within 6 months. In addition, the Department of Justice 30 day waiting period for mergers and acquisitions is reduced by the 1994 Act to 15 days for certain acquisitions and mergers.

In the area of currency transaction reports, the 1994 Act requires the Secretary of the Treasury to allow financial institutions to file such reports electronically. The 1994 Act also requires the Secretary of the Treasury to publish written rulings concerning the Bank Secrecy Act, and staff commentary on Bank Secrecy Act regulations must also be published on an annual basis.

The procedures for forming a bank holding company have also been simplified. The formal application process is now a simplified 30 day notice procedure.

On September 28, 1995, Governor Pete Wilson signed Assembly Bill 1482 (known as the Caldera, Weggeland, and Killea California Interstate Banking and Branching Act of 1995 and referred to herein as the "CIBBA") which allows for early interstate branching in California. Under the federally enacted Interstate Banking Act, discussed above and in more detail below, individual states could "opt-out" of the federal law that would allow banks on an interstate basis to engage in interstate branching by merging out-of-state banks with host state banks after June 1, 1997. In addition under the Interstate Banking Act, individual states could also "opt-in" and allow out-of-state banks to merge with host state banks prior to June 1, 1997. The host state is allowed under the Interstate Banking Act to impose certain nondiscriminatory conditions on the resulting depository institution until June 1, 1997.

Section 3824 of the California Financial Code ("Section 3824") as added by CIBBA provides for the election of California to "opt-in" under the Interstate Banking Act allowing interstate bank merger transactions prior to July 1, 1997 of an out-of -state bank with a California bank that has been in existence for at least five years. The early "opt in" has the reciprocal effect of allowing California banks to merge with out-of-state banks where the states of such out-of-state banks have also "opted in" under the Interstate Banking Act. The five year age limitation is not required when the California bank is in danger of failing or in certain other emergency situations.

Under the Interstate Banking Act, California may also allow interstate branching through the acquisition of a branch in California without the acquisition of an entire California bank. Section 3824 provides an express prohibition against interstate branching through the acquisition of a branch in California without the acquisition of the entire California bank. The Interstate Banking Act also has a provision allowing states to "opt-in" with respect to permitting interstate branching through the establishment of de novo or new branches by out-of-state banks. Section 3824 provides that California expressly prohibits interstate branching through the establishment of de novo branches of out-of-state banks in California, or in other words, California did not "opt-in" this aspect of the Interstate Banking Act. CIBBA also amends the California Financial Code to include agency provisions to allow California banks to establish affiliated insured depository institution agencies out of state as allowed under the Interstate Banking Act.

Other provisions of CIBBA amend the intrastate branching laws, govern the use of shared ATM's, allow the repurchase of stock with the prior written consent of the Superintendent, and amend intrastate branch acquisition and bank merger laws. Another banking bill enacted in California in 1995 was Senate Bill 855 (known as the State Bank Parity Act and is referred to herein as the "SBPA"). SBPA went into effect on January 1, 1996, and its purpose is to allow a California state bank to be on a level playing field with a national bank by the elimination of certain disparities and allowing the California Superintendent of Banks authority to implement certain changes in California banking law which are parallel to changes in national banking law such as closer conformance of California's version of Regulation O to the FRB's version of Regulation O.

The Economic Growth and Regulatory Paperwork Reduction Act (the "1996 Act") as part of the Omnibus Appropriations Bill was enacted on September 30, 1996 and includes many banking related provisions. The most important banking provision is the recapitalization of the Savings Association Insurance Fund ("SAIF"). The 1996 Act provides for a one time assessment of approximately 65 basis points per $100 of deposits of SAIF insured deposits including Oakar deposits payable on November 30, 1996. For the years 1997 through 1999 the banking industry will assist in the payment of interest on FICO bonds that were issued to help pay for the clean up of the savings and loan industry. Banks will pay approximately 1.3 cents per $100 of deposits for this special assessment, and after the year 2000, banks will pay approximately 2.4 cents per $100 of deposits until the FICO bonds mature in 2017. There is a three year moratorium on conversions of SAIF deposits to BIF deposits. The 1996 Act also has certain regulatory relief provisions for the banking industry. Lender liability under the Superfund is eliminated for lenders who foreclose on property that is contaminated provided that the lenders were not involved with the management of the entity that contributed to the contamination. There is a five year sunset provision for the elimination of civil liability under the Truth in Savings Act. The FRB and Department of Housing and Urban Development are to develop a single format for Real Estate Settlement Procedures Act and Truth in Lending Act ("TILA") disclosures. TILA disclosures for adjustable mortgage loans are to be simplified. Significant revisions are made to the Fair Credit Reporting Act ("FCRA") including requiring that entities which provide information to credit bureaus conduct an investigation if a consumer claims the information to be in error. Regulatory agencies may not examine for FCRA compliance unless there is a consumer complaint investigation that reveals a violation or where the agency otherwise finds a violation. In the area of the Equal Credit Opportunity Act, banks that self-test for compliance with fair lending laws will be protected from the results of the test provided that appropriate corrective action is taken when violations are found.

Accounting Pronouncements

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, which was adopted by the Company January 1, 1996. SFAS No. 121 established standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill for all entities. It does not apply to financial instruments, long-term customer relationships of a financial institution, mortgage or other servicing rights, or deferred tax assets. Adoption of SFAS No. 121 has not had a significant impact on the financial condition or operations of the Company.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. This standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. SFAS No. 123 permits companies to continue accounting for equity transactions with employees under existing accounting rules, requiring disclosure in the notes to the financial statements of the proforma net income and earnings per share as if the new method had been applied. This statement was adopted by the Company January 1, 1996. The Company has elected to continue to account for stock based compensation under the existing accounting rules and include the pro forma disclosures; accordingly, this statement has not had an impact on the financial condition or operations of the Company.

The Company is required to adopt SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities, in 1997. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard is based on consistent application of a financial-component approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. Management has not assessed the effect that the adoption of SFAS No. 125 will have on the financial condition or operations of the Company.

Employees

As of March 1, 1997, the Company employed 282 persons (238 full-time and 44 part-time). The Company's employees are not represented by a union or covered by a collective bargaining agreement and management believes that, in general, its employee relations are good.

ITEM 2.  PROPERTIES

The Company currently maintains an administrative facility in Truckee, California which is utilized by Bancorp and SierraWest Bank. During 1996 the Company completed construction on a regional facility/branch in Reno, Nevada and a branch in Carson City, Nevada. Additionally, the Company maintains eleven branches, four stand-alone loan production offices, and one remote off-site ATM machine. All branches and loan production offices are leased to the Company except for the administrative facility and the Reno and Caron City branches which are owned by the Company. The Company believes that it has adequate space within its current facilities to provide for expansion and growth in the near future.


ITEM 3.  LEGAL PROCEEDINGS

During 1987, SierraWest Bank ("the Bank") took title, through foreclosure, of a property located in Placer County which subsequent to the Bank's sale of the property was determined to be contaminated with a form of hydrocarbons. At the time it owned the property, the Bank became aware of and investigated the status of certain underground tanks that had existed on the property. The Bank hired a consultant to study the tanks and properly seal them. Several years later, and after resale of the property, contamination was observed in the area of at least one of the buried tanks and along an adjoining riverbank of the Yuba River. The Bank, at the time of resale of the property, was not aware of this contamination adjacent to the tanks but was aware of the existence of the tanks and disclosed this to its purchaser.

A formal plan of remediation has not been approved by the County of Placer or the State Regional Water Quality Board but is being finalized by an independent consultant retained for this purpose. As a result of the discovery of the contamination, two civil lawsuits were instituted against the Bank and other prior owners by the current owner of the property, Rainbow Holding Company, who is also the Bank's borrower. One of the actions, the state court matter, was dismissed by agreement of the parties. The other matter, filed in the summer of 1995 in the U.S. District Court, Eastern District of California, is ongoing, with a settlement conference anticipated in the next several months.

The Bank's external and internal counsel on this matter believe that the Bank's share of the cost of remediation and the costs of defense will not be material to the Bank's or the Company's performance and will be within existing reserves established by the Bank for this matter. It is also expected that clean-up of the property will be undertaken during 1997.

In addition, the Company is subject to some minor pending and threatened legal actions which arise out of the normal course of business and, in the opinion of Management and the Company's General Counsel, the disposition of these claims currently pending will not have a material adverse affect on the Company's financial position or results of operations.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the fourth quarter of 1996 to a vote of security holders through the solicitation of proxies or otherwise.

                                                          PART II

ITEM 5.  MARKET FOR THE BANCORP'S COMMON STOCK

On July 16, 1991 Bancorp's Common Stock commenced quotation on Nasdaq under the symbol "STBS". Effective with the change in the Bancorp's name during 1996 to SierraWest Bancorp, this symbol changed to "SWBS". The following table sets forth the high and low sales prices of the Bancorp's stock as reported on Nasdaq for the periods indicated.

                                                   High             Low
1995
  First Quarter..............................      9.25            7.50
  Second Quarter.............................      9.50            8.25
  Third Quarter..............................     11.25            8.25
  Fourth Quarter.............................     12.00           10.50

1996
  First Quarter..............................     13.13           10.63
  Second Quarter.............................     15.38           12.50
  Third Quarter..............................     15.00           12.88
  Fourth Quarter.............................     15.75           14.13

1997
  First Quarter (through March 1, 1997)......     19.25           15.38

At March 1, 1997, there were 956 shareholders of record, although management believes there are approximately 2,200 beneficial holders of its Common Stock. On February 28, 1997, the closing sales price of Bancorp's common stock on Nasdaq was $19.00.

Bancorp paid cash dividends of $0.30 per share in 1996 and $0.24 per share in 1995. During 1997, Bancorp's Board of Directors will continue its policy of reviewing dividend payments on a semi-annual basis. No dividends were paid in 1994, 1993 or 1992 because of temporary restrictions placed on the Company by the FDIC, Federal Reserve and the Nevada Department of Commerce, Division of Financial Institutions.

There are regulatory limitations on cash dividends that may be paid by Bancorp, as well as limitations on cash dividends that may be paid by the Bank, which could, in turn, limit Bancorp's ability to pay dividends. Under Federal law and applicable Federal regulations, capital distributions would be prohibited, with limited exceptions, if a bank were categorized as "undercapitalized." Further, the FDIC has the authority to prohibit the payment of dividends by SierraWest Bank if it finds that such payment would constitute an unsafe or unsound practice. See "Supervision and Regulation--Bank Regulation and Supervision." Additionally, further restrictions on the payment of dividends are imposed by covenants under the Company's 8 1/2% convertible subordinated debentures, including the prohibition of the payment of dividends in the event of default on payment of principal or interest on the debentures until such default is cured.

ITEM 6.  SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for the Company as of and for each of the five years in the period ended December 31, 1996. The statements of operations data and statements of financial condition data for each of the five years in the period ended December 31, 1996 are derived from the consolidated financial statements of the Company and the notes thereto. The information below is qualified in its entirety by the detailed information included elsewhere herein and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the Consolidated Financial Statements and Notes thereto included elsewhere herein. Average assets and equity are computed as the average of daily balances (dollars in thousands, except per share amounts).


                                                                                   At or for the Year Ended
                                                                                         December 31,
                                                                    ---------------------------------
                                                                      1996       1995       1994        1993       1992
                                                                      ----       ----       ----        ----       ----
Statements of Operations Data
  Total interest income..................................          $ 33,269   $  25,831  $  19,657  $  17,246   $  16,597
  Total interest expense.................................            12,495       8,491      5,597      4,503       6,876
                                                                   --------   ---------  ---------  ---------   ---------
  Net interest income....................................            20,774      17,340     14,060     12,743       9,721
  Provision for possible loan and lease losses...........             1,010       1,270        885      1,560         915
                                                                   --------   ---------  ---------  ---------   ---------
  Net interest income after provision for possible
    loan and lease losses................................            19,764      16,070     13,175     11,183       8,806
  Total non-interest income..............................             7,338       7,969      9,177     10,214       9,406
  Total non-interest expense.............................            21,697      20,944     17,486     17,023      15,616
  Provision for income taxes.............................             2,077       1,179      1,863      1,670         763
                                                                   --------   ---------  ---------  ---------   ---------

  Net income.............................................          $  3,328   $   1,916  $   3,003  $   2,704   $   1,833
                                                                   ========   =========  =========  =========   =========

Statements of Financial Condition Data
  Total assets...........................................          $447,889   $ 337,518  $ 259,975  $ 250,065   $ 243,758
  Loans and leases, net(1)...............................           318,820     236,124    169,393    156,347     152,603
  Allowance for possible loan and lease losses...........             4,546       3,845      3,546      3,472       2,742
  Total deposits.........................................           399,651     293,154    218,876    220,768     211,976
  Convertible debentures.................................             8,520      10,000     10,000        250         250
  Shareholders' equity...................................            33,916      29,833     28,163     25,645      22,907

Per Share Data(2)
  Book value.............................................          $  12.24   $   11.51  $   10.75  $    9.90   $    8.84
  Net income:
    Primary..............................................              1.19        0.72       1.12       1.04        0.73
    Fully diluted........................................              1.01        0.66       0.96       1.02        0.71
  Cash dividends declared................................              0.30        0.24          0          0           0

  Shares used to compute net income per share:
    Primary..............................................             2,802       2,678      2,678      2,609       2,503
    Fully diluted........................................             3,747       3,687      3,606      2,657       2,642

  Dividend payout ratio:
    Primary..............................................              25.2%       33.3%       0.0%       0.0%        0.0%
    Fully diluted........................................              29.7        36.4        0.0        0.0         0.0


Selected Ratios
  Return on average assets...............................               0.9%        0.7%       1.2%       1.2%        0.8%
  Return on average shareholders' equity.................              10.5         6.5       11.2       11.1         8.6
  Net interest margin(3).................................               6.2         7.1        6.5        6.7         5.4
  Average shareholders' equity to average assets.........               8.3        10.2       10.4       10.4         9.7




                                                                                   At or for the Year Ended
                                                                                         December 31,
                                                                    ---------------------------------
                                                                      1996       1995       1994        1993       1992
                                                                      ----       ----       ----        ----       ----
Asset Quality Ratios
  Allowance for possible loan and lease losses to total loans        1.4%       1.6%       2.1%        2.2%       1.8%
  Allowance for possible loan and lease
     losses to nonaccrual loans.............................        84.8       70.2      142.9       120.9       72.5

  Net charge-offs to average loans outstanding..............         0.1        0.5        0.5         0.4        0.5
  Nonaccrual and restructured performing loans to total loans        1.7        2.3        1.5         1.9        2.5
  Nonperforming assets to total assets......................         1.3        1.8        1.4         1.6        2.0

Ratio of Earnings to Fixed Charges(4)
    Excluding interest paid on deposits.....................        5.0x       3.2x       5.0x       13.1x       8.2x
    Including interest paid on deposits.....................        1.4x       1.3x       1.8x        1.9x       1.4x

(1) The term "Loans and leases, net" means total loans, including loans held for sale, less the allowance for possible loan and lease losses.

(2) All per share data has been adjusted to reflect stock dividend and stock splits. See "Market for the Bancorp's Common Stock." Book value per share is calculated as total shareholders' equity divided by the number of shares outstanding at the end of the period.

(3)      Ratio of net interest income to total average earning assets.

(4) Computed by dividing income before income taxes plus fixed charges by fixed charges. Fixed charges excluding interest paid on deposits consist of interest on other borrowings, interest on convertible debentures and amortization of debt expense. Fixed charges including interest paid on deposits consist of the foregoing plus interest on deposits.

Selected Quarterly Financial Information

The following table sets forth the Company's unaudited data regarding operations for each quarter of 1996 and 1995. This information, in the opinion of management, includes all adjustments (which are of a normal recurring nature) necessary to state fairly the information therein. The operating results for any quarter are not necessarily indicative of results for any future period (amounts in thousands except per share data).

                                                                                  Quarter
                                                       First            Second            Third            Fourth
1996

Interest income....................................   $  7,426         $   7,803        $   8,714         $   9,326
Interest expense...................................      2,748             2,889            3,275             3,583
                                                      ----------       ------------     -----------       -----------
Net interest income................................      4,678             4,914            5,439             5,743
Provision for possible loan and lease losses.......        510               150              250               100
                                                      ------------     --------------   -------------       ------------
Net interest income after provision for possible
  loan and lease losses............................      4,168             4,764            5,189             5,643
Total non-interest income..........................      1,666             1,755            1,825             2,092
Total non-interest expense.........................      4,910             5,920            5,472             5,395
                                                      ----------       -------------    -------------     -------------
Income before provision for income taxes...........        924               599            1,542             2,340
Provision for income taxes.........................        357               211              602               907
                                                      ------------     --------------   -------------       ------------

Net income.........................................   $    567        $      388       $      940        $    1,433
                                                      ==========       ============     ============      ============
Primary earnings per share.........................   $   0.21         $    0.14        $    0.33         $    0.50
Fully diluted earnings per share...................       0.18              0.13             0.28              0.41


1995
Interest income....................................   $  5,601         $   6,134        $   6,766         $   7,330
Interest expense...................................      1,625             1,930            2,286             2,650
                                                      --------         ---------        ---------         ---------
Net interest income................................      3,976             4,204            4,480             4,680
Provision for possible loan and lease losses.......        270               320              390               290
                                                      --------         ---------        ---------         ---------
Net interest income after provision for possible
  loan and lease losses............................      3,706             3,884            4,090             4,390
Total non-interest income..........................      2,157             1,924            1,977             1,911
Total non-interest expense.........................      5,034             5,105            5,020             5,785
                                                      --------         ---------        ---------         ---------
Income before provision for income taxes...........        829               703            1,047               516
Provision for income taxes.........................        301               267              424               187
                                                      --------         ---------        ---------         ---------

Net income.........................................   $    528         $     436        $     623         $     329
                                                      ========         =========        =========         =========
Primary earnings per share.........................   $   0.20         $    0.16        $    0.23         $    0.12
Fully diluted earnings per share...................       0.18              0.15             0.20              0.12


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations For the Years Ended December 31, 1996, 1995 and 1994

The Company derives or has derived income from three principal areas of business: (1) net interest income, which is the difference between the interest income the Company receives on interest-bearing loans and investments and the interest expense it pays on interest-bearing liabilities such as deposits and borrowings; (2) the origination and sale of SBA loans; and (3) servicing fee income which results from the ongoing servicing of loans sold by the Company and other loans pursuant to purchased servicing rights.

Net income for the year ended December 31, 1996 increased 73.7%, from $1.9 million during 1995 to $3.3 million during 1996. This increase resulted from a 19.8% increase in net interest income. Partially offsetting the increase in net interest income was a decline of 7.9% in non-interest income and an increase of 3.6% in non-interest expenses.

The following table summarizes the operating results for the years ended December 31, 1996, 1995, and 1994 (amounts in thousands except percentage amounts):

                                           December 31,                    1996 over 1995             1995 over 1994
                               ------------------------------------     ----------------------    ------------------
                                  1996         1995         1994        Amount    Percentage(1)   Amount     Percentage(1)
                                  ----         ----         ----        ------    -------------   ------     -------------

Total interest income......... $ 33,269      $ 25,831      $19,657      $ 7,438         28.8%      $ 6,174        31.4%
Total interest expense........   12,495         8,491        5,597        4,004         47.2         2,894        51.7
                               -------       -------      -------      -------                    -------
Net interest income...........   20,774        17,340       14,060        3,434         19.8         3,280        23.3
Provision for possible
  loan and lease losses.......    1,010         1,270          885         (260)       (20.5)          385        43.5
                               -------       -------      -------      ---------                  -------
Net interest income after
   provision for possible
   loan and lease losses. .      19,764        16,070       13,175        3,694         23.0         2,895        22.0
Total non-interest income.....    7,338         7,969        9,177         (631)       ( 7.9)       (1,208)      (13.2)
Total non-interest expense....   21,697        20,944       17,486          753          3.6         3,458        19.8
                               -------       -------      -------      -------                    -------
Income before provision for taxes 5,405         3,095        4,866        2,310         74.6        (1,771)      (36.4)
Provision for income taxes . .    2,077         1,179        1,863          898         76.2          (684)      (36.7)
                                -----        -------      -------      -------                    --------

Net Income                     $  3,328       $ 1,916      $ 3,003      $ 1,412         73.7       $(1,087)      (36.2)
                               =======       =======      =======      ========                   ========

(1)      Increase (decrease) over previous year's amount.


Net Interest Income. Net interest income is influenced by a number of factors such as the volume and distribu tion of interest earning assets, the rate charged on loans for interest and fees, the rate earned on investments and federal funds sold and the rate paid for deposits and other liabilities.

The following table sets forth (in thousands), for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and from changes in rates. Income from tax-exempt securities has not been presented on a tax-equivalent basis as it is not significant. For purposes of this table, the change not solely attributable to volume or rate has been allocated to change due to rate.

                                                        1996 over 1995                       1995 over 1994
                                             ----------------------------------     -----------------------
                                                Volume        Rate        Total        Volume       Rate       Total

Increase (Decrease) in Interest Income:
Loans.......................................  $  9,429    $  (2,505)   $  6,924      $  3,853   $  2,343   $   6,196
Mutual funds................................       (23)         (10)        (33)         (139)        43         (96)
Taxable securities..........................       (57)          99          42          (231)       163         (68)
Tax-exempt securities.......................       139           30         169            16         (4)         12
Federal funds sold..........................       422          (78)        344           (54)       170         116
Other deposits..............................         7          (15)         (8)            6          8          14
                                              --------    ---------    ---------     --------   --------   ---------

Total.......................................     9,917       (2,479)      7,438         3,451      2,723       6,174
                                              --------    ---------    --------      --------   --------   ---------

Increase (Decrease) in Interest Expense:
Deposits:
  Savings deposits..........................         3           (6)         (3)          (28)        (3)        (31)
  Transaction accounts......................       350          275         625          (137)       238         101
  Time deposits.............................     3,747         (267)      3,480         1,255      1,538       2,793
                                              --------    ---------    --------      --------   --------   ---------

Total.......................................     4,100           2        4,102         1,090      1,773       2,863
                                              --------    --------     --------      --------   --------   ---------

Other borrowings............................         (2)        (10)        (12)            5        (41)        (36)
Convertible debentures......................        (60)        (26)        (86)           72         (5)         67
                                              ---------   ---------    ---------     --------   ---------  ---------

Total.......................................     4,038          (34)      4,004         1,167      1,727       2,894
                                              --------    ---------    --------      --------   --------   ---------
Increase in
  net interest income.......................  $  5,879    $  (2,445)   $  3,434      $  2,284   $    996   $   3,280
                                              ========    =========    ========      ========   ========   =========

As disclosed in the foregoing table, the Company's net interest income in 1996 and 1995 increased over preceding years. In both 1996 and 1995 volume increases were related to an increase in the asset size of the Company. During 1996 and 1995, total daily average assets increased by 33.3% and 11.1%, respectively. During these same periods, the volume component of the increase in net interest income was 33.9% and 16.3%, respectively.

During 1995 and 1996, the rate of increase in the volume component of the increase in net interest income exceeded the increase in average daily assets, primarily as a result of an increase in the percentage of average interest earning assets to average total assets from 83.7% in 1994 to 85.3% during 1995 and 87.7% in 1996. This increase in average interest earning assets was partially offset by a decrease in average non-interest-bearing deposits as a percentage of average total deposits from 22.0% in 1994 to 21.0% in 1995 and 19.0% during 1996.

During 1994 and in 1995 and 1996, the Company found itself in the position of funding much of its growth through the use of interest-bearing deposits. The Company charges interest rates and fees in accordance with general economic conditions, capital and liquidity constraints, and desired net interest margin levels.

Approximately 79% of the Company's loan portfolio consists of variable rate loans tied to the prime rate for leading west coast U.S. banks. The prime interest rate is influenced by forces outside the Company's control. Because the Company has less variable rate deposits than variable rate loans, the Company would expect to incur a reduction in its net interest margin when interest rates fall, and when interest rates rise, the reverse would be expected to apply.

During the first quarter of 1996 the Company moved to mitigate the effect of the change in the prime rate on its net interest income by entering into a three year $20 million notional amount interest rate swap agreement with a major bank. Under this agreement the other bank pays a fixed rate of 8.17% and receives from the Company the prime rate. If prime increases by 1%, the Company would pay the other bank $216 thousand on an annual basis. Conversely, if prime decreases by 1%, the other bank would pay the Company $184 thousand on an annual basis. At the current prime rate of 8.25%, the Company will pay the other bank $16 thousand annually. Any payments made or received by the Company under the terms of the agreement are more than offset by the corresponding increase or decrease in interest on its variable rate loans. This transaction has a similar effect to that of converting approximately 7% of the Company's variable rate loans to a fixed rate.

The average prime rate for leading banks and as used by the Company ("prime rate") for 1996 was 8.27% compared to 8.83% in 1995. This decrease equates to a negative price variance in 1996 of $1.3 million compared to an actual negative price variance of $2.5 million. The difference includes a decrease in the contribution of loan fees. As a percentage of average loans, loan fees represented 0.42% in 1996, 0.55% in 1995 and 0.78% in 1994. In addition to the decrease in prime and the decline in loan fees as a percentage of average loans, during 1996 the Company has experienced increased competition in the pricing of its loans.

In 1995, the average prime rate was 8.83% compared to 7.13% for 1994. This 1995 increase equated to a positive price variance in 1995 of $2.9 million compared to an actual positive price variance of $2.3 million. The difference is primarily related to a decrease in the contribution of loan fees.

The positive volume variance in federal funds sold during 1996 resulted from the Company's increase in liquid assets as its overall size increased. During 1995 and continuing into 1996 the positive spread between short-term U.S. Government securities and federal funds sold narrowed from 1994 levels and the Company therefore increased its reliance on federal funds sold for short-term investment purposes. In addition, a higher level of federal funds sold was desired given the increase in loan funding levels.

The 1996 and 1995 rate variances in federal funds sold are primarily attributed to the interest rate changes during these periods. The negative volume variance in 1995 includes the effect of the Company's lowering its average investment in these funds while increasing its holdings of the guaranteed portion of SBA loans.

The Company has kept its investment portfolio relatively short-term in recent years, with the goal of focusing its attention on short-term liquidity needs. During 1995 and 1996 the Company increased its holding of guaranteed portions of SBA loans. These loans, which can be sold in relatively short periods of time, provide an available source of additional liquidity. During 1996 the Company has decreased its reliance on short-term U.S. securities in funding its liquidity needs while increasing its holdings of longer term tax-exempt securities. These tax-exempt securities provide an attractive investment alternative given the current interest rate environment and the increase in the average maturity of the investment portfolio is consistent with the additional sources of short-term liquidity.

The positive rate variance during 1996 in taxable investment securities and tax-exempt securities is primarily related to an increase in the average maturity of these portfolios, from a weighted average of 2.2 years in 1995 to
4.0 years in 1996, excluding mortgage-backed securities.

Mutual funds consist of investments in mutual funds whose assets are invested primarily in U.S. government securities. Mutual funds held during 1995 and 1996 related to a non money market mutual fund held principally for investment purposes. The price variances for both 1995 and 1996 reflect the general changes in interest rates during these periods and additionally during 1995 includes the effect of the discontinuance of the use of money market mutual funds in the Company's investment portfolio.

Other assets consist primarily of the cash surrender value of officers' life insurance policies. Interest earned on these policies is reduced by insurance costs incurred including, at the start of the second and third years for each policy, a surrender charge. The modest volume increases in both 1996 and 1995 is due to retention of accrued interest in the policies. Because the Company is now funding new employee participation with traditional pay as you go life insurance versus single premium life insurance, the volume increases in this asset will for the future be limited to retained income for existing single premium policies. The rate variances in 1995 and 1996 are associated with market rate conditions.

The average balance and average rate paid on interest bearing transaction accounts during 1996 and 1995 are as follows:

                                                     Year Ended December 31,

                                              1996                                  1995
                                     ----------------------------------    -------------

                                                    Money                              Money
                                         NOW       Market               NOW           Market
Average Balance..................    $  43,660      $59,303           $36,995         $50,606
Rate paid........................        1.23%        3.51%             1.26%           3.02%

The rates paid on the Company's deposits are primarily driven by market conditions in its service areas. During 1995 the Company incurred an increase in the average rate paid on its time deposits, from 4.17% in 1994 to 5.85% in 1995. The average rate paid on interest bearing transaction accounts increased as well, however at a slower rate.

In 1996 the average rate paid on time deposits declined to 5.68%, but the rate paid on money market accounts increased. The increase in money market rates includes the effect of tiering money market accounts at the Company's Nevada operations and general market conditions in the Company's service area.

Average interest bearing transaction accounts increased by $15.4 million in 1996. During 1995 the Company added four new branches located in Carson City, Nevada, and in Sacramento, South Grass Valley and Auburn, California. Average interest bearing transaction accounts increased in 1996 by $14.9 million at these branches.

The Company has relied on time deposits to fund most of its growth during 1995 and 1996. Average time deposits increased by $64.1 million during 1996. Of this increase, $23.0 million was generated at the four new branches and average out-of-area CD's increased by $8.6 million. In addition, average time deposits held by public agencies increased by $8.3 million. Out-of-area CD's totaled $45.8 million at December 31, 1996 or 11.5% of total deposits at that same date.

During the 1995 period the Company's average time deposits increased by $30.1 million or 49.0% while its average Money Market accounts decreased by $11.3 million or 18.3%. The Company attributes the decrease in Money Market accounts both to a movement into higher interest rate time deposits and a movement into non-bank money market accounts.

The increase in average time deposits during 1995 included both an increase in out-of-area CD's as well as retail CD's generated through the Company's branch network. Out-of-area CD's at December 31, 1995 totaled $34.8 million or 11.9% of total deposits at this same date. This represents an increase of $17.1 million over the December 31, 1994 balance. Total CD's increased by $70.7 million between December 31, 1994 and December 31, 1995 while average CD's increased by $30.1 million during this same time period of which $6.5 million represents out-of-area time deposits.

The rate variances in time deposits for 1995 and 1996 primarily relate to market conditions.

Other borrowings consist primarily of federal funds purchased from other banks and a $300 thousand capital lease related to the Company's Gateway branch. The negative rate variance experienced during 1995 and 1996 includes the effect of capitalizing interest expense on the construction of branch facilities in Reno and Carson City, Nevada.

The volume variance in convertible debentures in 1995 relates to the issuance of the Bancorp's 8 1/2% optional convertible debentures. The negative rate and volume variances during 1996 in convertible debentures relate to the conversion into common stock of debentures having a principal balance of $1.48 million. When presented for conversion any accrued but unpaid interest on debentures is forfeited by the debenture holder.

Provision  for  Possible   Loan  and  Lease   Losses.   At  December  31,  1996,
approximately 73% of the Company's loan portfolio was held in loans collateralized primarily by real estate. Particular attention is given by the Company to factors affecting the real estate markets. The primary risk elements considered by management with respect to commercial real estate loans are changes in real estate values in the Company's market area and general economic conditions. The primary risks associated with other commercial loans are the financial condition of the borrower, general economic conditions in the Company's market area, the sufficiency of collateral, the timeliness of payment, and interest rate fluctuations. The primary risk elements considered by management with respect to other loans are the lack of timely payment and the value of collateral. The Company has a reporting system that monitors past due loans and management has adopted policies to preserve the Company's position as a creditor.

The Company maintains its allowance for possible loan and lease losses to provide for potential losses in its loan and lease portfolio. The allowance is established through charges to earnings in the form of provision for possible loan and lease losses. Loan losses are charged to, and recoveries are credited to, the allowance for possible loan and lease losses. The provision for possible loan and lease losses is determined after considering various factors such as loan loss experience, current economic conditions, maturity of the loan portfolio, size of the loan portfolio, industry concentrations, borrower credit history, the existing allowance for possible loan and lease losses, independent loan reviews, current charges and recoveries and the overall quality of the portfolio, as determined by management, regulatory agencies and independent credit review consultants retained by the Company.

In evaluating the Company's loan loss reserve, management considers the credit risk in the various categories in its portfolio. Historically, most of the Company's loan losses have been in its commercial lending portfolio which includes SBA loans and local commercial loans. From inception of its SBA lending program in 1983, the Company has sustained a relatively low level of losses from these loans, averaging less than 0.5% of loans outstanding per year.

Most of the Company's non-SBA commercial loan losses have been for loans to businesses within the Tahoe basin area and during 1994 and 1995 at the Company's Reno, Nevada branch. The Company believes that it has taken steps to minimize its commercial loan losses, including centralization of lending approval and processing functions. It is important for the Company to maintain good relations with local business concerns and, to this end, it supports small local businesses with commercial loans. To offset the added risk these loans may represent, the Company typically charges a higher interest rate. It also attempts to mitigate this risk through the loan review and approval process.

The provision for loan and lease losses for the year ended December 31, 1996 was $1.0 million and net loan losses were $309 thousand. The provision in 1996 is primarily attributable to growth in the loan portfolio. Excluding the guaranteed portion of loans, loans increased $76 million and $49 million during 1996 and 1995, respectively. The end of period allowance for possible loan and lease losses was $4.55 million or 1.41% of loans and leases at December 31, 1996. During 1995 the provision for possible loan and lease losses was $1.3 million and net loan losses were $971 thousand. The allowance for possible loan and lease losses at December 31, 1995 totaled $3.85 million, which represented 1.60% of loans and leases outstanding. Excluding loans and portions of loans guaranteed by the federal government, the allowance for possible loan and lease losses to total loans and leases was 1.59% at December 31, 1996 and 1.83% at December 31, 1995.

The following table sets forth the ratio of the allowance for possible loan and lease losses to nonperforming loans, the ratio of the allowance for possible loan and lease losses to total loans and leases and the ratio of nonperforming loans to total loans and leases as of the dates indicated.

                                                                                        Year Ended December 31,
                                                                                     1996        1995      1994
                                                                                     ----        ----      ----
Allowance for possible loan and lease losses to nonperforming loans.............     84.8%       70.2%     142.9%
Allowance for possible loan and lease losses to total loans and leases..........      1.4%        1.6%       2.1%
Nonperforming loans to total loans and leases...................................      1.7%        2.3%       1.4%

The balance of nonperforming loans at December 31, 1995 includes $564 thousand in loans which were classified as in-substance foreclosures at December 31, 1994. Non-performing loans at December 31, 1996 and 1995 include loans and portions of loans guaranteed by the federal government totaling $2.2 million and $1.9 million, respectively. There were no non-performing loans guaranteed by the federal government at December 31, 1994. Excluding the guaranteed loans the allowance for possible loan and lease losses to nonperforming loans increases to 141.8% at December 31, 1996 and 107.1% at December 31, 1995. Additionally, nonperforming loans to total loans and leases drops to 1.0% at December 31, 1996 and 1.5% at December 31, 1995.

Management considers the allowance of $4.55 million at December 31, 1996, to be adequate as a reserve against foreseeable losses at that time.

Total Non-Interest Income. Total non-interest income for the year ended December 31, 1996 decreased by 7.9% from the 1995 level. For 1995 non-interest income decreased by 13.2% as compared to 1994.

The following table summarizes the principal elements of total non-interest income and discloses the increases (decreases) and percent of increases (decreases) for 1996 and 1995 (amounts in thousands except percentage amounts):

                                                                                    Increase (Decrease)
                                      Year Ended December 31,              1996 over 1995           1995 over 1994
                                  1996         1995         1994        Amount     Percentage     Amount   Percentage
Service charges                $ 1,722        $1,755       $1,517       $  (33)       (1.9)%   $   238        15.7%
Securities (losses)/gains......     (8)          (62)          (4)          54        87.1         (58)   (1,450.0)
Net gain on sale of loans......    373           307        2,300           66        21.5      (1,993)      (86.7)
Net loan servicing income......  4,087         4,667        4,474         (580)      (12.4)        193         4.3
Other income...................  1,164         1,302          890         (138)      (10.6)        412        46.3
                               -------        ------       ------       ------                   -------

                               $ 7,338        $7,969       $9,177       $ (631)      (7.9)     $(1,208)       (13.2)
                               =======        ======       ======       ======                 ========


Service charges on deposit accounts increased by 15.7% in 1995 over 1994 levels and declined 1.9% in 1996 as compared to 1995 levels. The increase in 1995 includes the effect of an increase in average non-interest-bearing demand accounts and an increase in overdraft charges generated from the Company's Nevada operations.

The securities loss of $62 thousand incurred in 1995 included a loss of $46 thousand generated on the sale of $500 thousand in mutual funds. The Company currently maintains in its investment portfolio mutual funds with a market value of $1.34 million at December 31, 1996 and an original cost of $1.5 million at this same date. The net gain on the sale of loans includes net gains on sale of SBA loans of $339 thousand, $307 thousand and $2.3 million in 1996, 1995 and 1994, respectively.

Sales of SBA 7(a) loans in 1996, 1995, and 1994 were $5.6 million, $5.6 million, and $38.2 million, respectively. In 1995 the Company altered its strategy with respect to the sale of SBA 7(a) loans. Rather than continuing to sell the guaranteed portion of the portfolio the Company began to retain the guaranteed portion and plans to securitize and sell portions of unguaranteed SBA loans. The Company estimates that the decline in sales between 1994 and 1995 would have been reduced by up to $15.4 million if it had continued to sell the guaranteed portion of loans available for sale in 1995, resulting in an estimated decline in sales of approximately $17.2 million. This decline includes the effect of temporary restrictions in the SBA program which were in place during most of 1995. These temporary restrictions reduced the maximum loan that could be made under the SBA 7(a) program and in most cases eliminated guarantees for refinanced debt. At December 31, 1996 the Company had $29.1 million of guaranteed portions of SBA loans, which it could sell, an increase of $13.7 million over the $15.4 million held at December 31, 1995. SBA loan sales during 1996 primarily relate to loans to the hotel/motel industry. By selling these guaranteed portions the Company is able to take advantage of new lending opportunities in this industry while maintaining an acceptable level of loans to this industry in its portfolio. The decline in SBA loan production in 1996 as compared to 1994 and earlier years includes the effect of increased competition in the SBA market place, a temporary shortage of qualified SBA underwriters and a reduction in the dollar volume of loans referred by SBA loan packagers.

To support its SBA program the Company has, since 1983, relied in part on third party SBA loan packagers. In 1996, approximately 32% of the Company's SBA loans were generated by SBA packagers. This compares to 27% during 1995. The packagers refer proposed SBA loans to the Company and provide certain services to the borrowers. The packagers receive fees of a fixed amount from the borrowers, not exceeding limits prescribed by the SBA, for preparing the SBA loan application for the borrower. They also receive a fee from the Company for referring the loans. These referral fee payments are included in the basis of loans and hence are not disclosed separately in the Company's financial statements. Referral fees for 1996, 1995, and 1994 totaled $90 thousand, $200 thousand, and $481 thousand, respectively. The reduction in packagers volume in 1995 and 1996 includes the loss of loan packages to competition based on price and underwriting factors and the focus by the Company on its loan production offices as its primary source for generating new loans.

To mitigate the effect of the changes in the SBA program, the Company has begun expanding its ability to generate an increased volume of SBA loans through the establishment of new loan production offices in Las Vegas in December 1993, in Buena Park in Southern California in February 1995 and in Fresno in December 1995, and the addition of personnel at other offices. During 1997 the Company expects to open a new loan production office in Denver, Colorado.

The Company experienced disappointing results at its Buena Park facility and closed it during 1996. In lieu of providing a full office, the Company contracted with an established loan broker to provide SBA loan referrals from the Southern California market. The contract gives the Company an exclusive right of first refusal on all 7(a) loans referred by this broker. To date, loans referred through this source have not been significant.

In addition, the Company has increased its efforts to diversify its lending activities and during 1995 and 1996 has experienced significant gains in its construction, real estate and non-SBA commercial loan portfolios.

Net loan servicing income decreased by 12.4% in 1996 as compared to 1995. This compares to an increase of 4.3% in 1995 over 1994. Net loan servicing income primarily consists of net servicing income on SBA loans. For the years ended December 31, 1996, 1995 and 1994, net servicing income on SBA loans totaled $4.1 million, $4.7 million and $4.5 million, respectively. Servicing income on SBA loans is reported net of the amortization of the Excess Servicing recorded on the sale of the same loans and the amortization of purchased servicing.
Amortization is based on the expected average life of the related loans. To date, actual prepayment experience reflects an average life in excess of the estimated life.

The increase in net servicing income on SBA loans in 1995 is primarily attributable to a change made by the Company during the third quarter of 1994 related to its estimates of the prepayment speeds of the SBA loans it services. The effect of this change was to decrease amortization expense by approximately $400 thousand in 1994 and $800 thousand in 1995. Servicing income exclusive of amortization, has declined from $6.4 million in 1994 to $6.2 million in 1995 and $5.6 million during 1996. These declines relate to payments on existing loans including normal amortization and prepayments. During 1996 the Company experienced an increase in prepayments associated with refinancing by other banks.

Other income consists primarily of merchant credit card fees and gains during 1995 and 1994 on sale of the right to service mortgage loans. In 1996 the Company increased its staffing and emphasis on sale of mutual funds and annuities through a third party marketer generating revenue of $333 thousand from this source, an increase of $240 thousand from the $93 thousand generated from these sales during 1995.

Merchant credit card revenue totaled $473 thousand in 1996, $442 thousand in 1995 and $410 thousand in 1994.

Gain on sales of servicing rights on mortgage loans totaled $190 thousand in 1995 and $223 thousand in 1994. During 1994 and into 1995 the Company experienced a reduction in demand and a decline in profit margins in its mortgage banking operations. During 1995, as a result of the decline in profitability of this operation and to focus on the Company's most strategically important activities, the Company closed its mortgage banking operations. As a result of a termination of its mortgage banking operations, the Company did not generate gains from the sale of mortgage servicing rights in 1996.

Other significant sources of Other income during 1996 include rental income of $129 thousand and an $84 thousand insurance recovery on a 1995 foreclosure loss. During 1995 the Company recorded income of $242 thousand related to its mortgage banking operations and $83 thousand in rental income. Additionally, during December 1995, the Company sold $5.3 million in commercial real estate loans from the portfolio and recorded a gain of $176 thousand on this sale.

Non-Interest Expense. The ratio of the Company's non-interest expenses to total assets is higher than for California banks in general because SierraWest Bank experiences higher operating expenses in its Lake Tahoe area of operation and employs additional personnel and utilizes additional facilities to manage its SBA loan program. Because of the extreme climatic conditions in the Lake Tahoe area of operations (temperatures range from -35 degrees to +100 degrees and average snow levels exceed 150 inches per year), local building codes require more expensive construction and the Company experiences added costs of heating and snow removal which increase occupancy costs. Additionally, the Company's supplies are generally more expensive than in larger metropolitan regions because of the added cost of freight.

The following table computes the ratio of major non-interest expense categories to total average assets (in thousands except for percentage amounts):

                                                          Salaries              Occupancy
                                                             and                   and                  Other
             Year Ended              Average               Related              Equipment           Non-Interest
            December 31,             Assets              Benefits(1)            Expenses              Expenses

                1996               $381,620                  3.1%                  0.9%                  1.6%
                1995                286,194                  3.7                   1.2                   2.4
                1994                257,609                  3.7                   1.1                   1.7


(1) Excludes bonuses. Including bonuses, percentages would be 3.2%, 3.7% and 3.9% for the years ended December 31, 1996, 1995 and 1994, respectively.


The following table summarizes the principal elements of non-interest expenses and discloses the increases (decreases) and percent of increases (decreases) for 1996 and 1995 (amounts in thousands except percentage amounts):

                                                                                     Increase (Decrease)
                                      Year Ended December 31,              1996 over 1995             1995 over 1994
                                  1996         1995         1994        Amount     Percentage     Amount      Percentage
Salaries and related benefits  $11,884       $10,564      $ 9,537      $ 1,320         12.5%      $ 1,027        10.8%
Bonuses......................      202            63          544          139        220.6          (481)      (88.4)
Occupancy and equipment......    3,486         3,401        2,960           85          2.5           441        14.9
Insurance....................      242           277          286          (35)       (12.6)           (9)       (3.1)
Postage......................      337           304          249           33         10.9            55        22.1
Stationery and supplies......      416           334          252           82         24.6            82        32.5
Telephone....................      374           350          262           24          6.9            88        33.6
Advertising..................      600           715          298         (115)       (16.1)          417       139.9
Legal fees...................      484           470          149           14          3.0           321       215.4
Consulting fees..............      506           263          128          243         92.4           135       105.5
Audit and accounting fees....      151           150          131            1          0.7            19        14.5
Directors' fees and expenses.      429           909          349         (480)       (52.8)          560       160.5
FDIC assessments.............        4           284          575         (280)       (98.6)         (291)      (50.6)
Other........................    2,582         2,860        1,766         (278)        (9.7)        1,094        61.9
                               -------       -------      -------      --------                   -------

                               $21,697       $20,944      $17,486      $   753          3.6       $ 3,458        19.8
                               =======       =======      =======      =======                    =======


The increase in salary expense includes the effect of the four new branches opened in 1995, partially offset by the termination of the Company's mortgage operations. In addition in 1996, the Company has increased the number of employees whose compensation is partially commission based and has changed the commission structure of many of its loan production personnel. In total, commissions and incentive pay have, exclusive of mortgage banking operations, increased by $883 thousand during 1996 as compared to 1995, including a $438 thousand increase in commissions paid for the generation of SBA and other government guaranteed loans. This increase includes the changes described above as well as an increase in volume of loan originations.

During 1996, the Company maintained four bonus plans. The first plan pays bonuses to full time noncommissioned employees below the rank of Senior Vice President. A total of $93 thousand was paid under this plan during 1996. A second plan provides optional bonuses to employees below the rank of Assistant Vice President for accomplishments that are beyond the general expectation of their supervisor. Payments totaled $37 thousand under this plan in 1996. A third plan is reserved for the Audit and Legal departments of the

Company whose bonus is determined by the Company's Audit and Personnel Committees. A total of $37 thousand is included in bonus expense at December 31, 1996 for this plan. The fourth plan covers Senior management of the Company and is payable upon achieving certain predefined goals. No incentive bonuses were earned in 1996 under this plan. Additionally, the Company's CEO may make recommendations to the Personnel Committee outside of the plans for bonus payments to Senior Management employees. Included in the 1996 bonus expense is $35 thousand related to these recommendations.

The bonus expense in 1995 relates to the Legal and Audit departments. In addition, during 1995 the Company had an incentive plan in place covering all non-commissioned employees; however, no bonuses were earned under this plan. A total of $544 thousand was earned under bonus plans in place during 1994.

The Company maintains a financial institutions bond for its operations and directors and officers insurance. The decrease in overall insurance costs from 1994 levels resulted from a softening of the insurance market for financial institutions and a change in insurance carriers. The increase in postage includes both an increase in the size of the Company and an increase in rates effective January, 1995. Stationery and supplies costs increased in excess of the increase in average assets during 1995 primarily related to $45 thousand incurred for the start up and 1995 operations of the four new branches. This cost remained high in 1996 because of costs associated with printing forms and supplies following the change in the Company's name. Telephone costs during 1995 and 1996 included the costs of an expanded branch system and an upgrade and expansion of the Company's data communication telephone lines. Advertising in 1995 includes an expanded budget and costs related to the new branches.

The increase in legal expense during 1996 relates primarily to two litigation matters. One matter went to trial in June 1996 and was decided in the Company's favor. Increased costs were incurred in the second matter, which is ongoing and relates to a property acquired by the Company through foreclosure and subsequently sold. See Item 3. "Legal Proceedings" for a description of this matter. The increase in legal expenses during 1995 relates to general litigation matters and a voluntary internal investigation of the Company's investment in an entity known as Community Assets Management. The change in consulting costs during 1995 is primarily related to a corporate identity study, a review of directors' compensation and assistance in strategic planning. The increase in consulting during 1996 primarily relates to costs associated with the changing of the name of the Company's subsidiary. Other significant components of consulting expenses during 1996 include payments made for outside credit reviews of the Company's loan portfolio and $90 thousand paid to an SBA loan broker who provides referrals from the southern California marketplace.

The decrease in FDIC assessments is related to a reduction in rates. Effective June 1, 1995, the FDIC revised its rate schedule reducing rates to reflect the fact that the Bank Insurance Fund was fully recapitalized at the end of May 1995.

Included in other expense in 1996 are $352 thousand related to a reduction in staffing effective May 1, 1996, $70 thousand on a litigation matter and $114 thousand related to a servicing error on an SBA loan. Other expense in 1995 includes a $100 thousand business loss related to other real estate owned, $232 thousand related to two litigation matters, $243 thousand related to the termination of the Company's mortgage operations, and a pretax charge of $530 thousand during the fourth quarter related to the closing of the Company's branch located in the Crescent V Shopping Center in South Lake Tahoe, California. The customer accounts formerly maintained in this branch were transferred to the Company's Bijou branch which is located approximately one mile away.

Provision for Income Taxes. The provision for income taxes was $2.08 million, $1.18 million and $1.86 million for the years ended December 31, 1996, 1995 and 1994, respectively, representing 38.4%, 38.1% and 38.3%, of income before taxation for the respective years.

Included in the Company's earnings are items which are exempt from federal and, in some cases, state income taxes. These items include interest on certain loans and securities of state and county municipalities and the increase in the cash surrender value of life insurance policies on certain officers and directors.

Liquidity

Liquidity refers to the Company's ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis. The Company's liquidity management policies are structured so as to maximize the probability of funds being available to meet present and future financial obligations and to take advantage of business opportunities. Financial obligations arise from withdrawals of deposits, repayment on maturity of purchased funds, extensions of loans or other forms of credit, purchase of loans, payment of interest on deposits and borrowings, payment of operating expenses, and capital expenditures.

The Company has various sources of liquidity. Increases in liquidity result from the maturity or sale of assets. Other than cash itself, short-term investments like federal funds sold are the most liquid assets. Also, investment securities available for sale can be sold prior to maturity as part of prudent asset/liability management in response to changes in interest rates and/or prepayment risk as well as to meet liquidity needs. Additionally, liquidity is provided by loan repayments and by selling loans in the normal course of business. At December 31, 1996, the Company had $29.1 million in guaranteed portions of SBA loans available for sale, most of which could be sold within a short period of time compared to $15.4 million of SBA loans available for sale at December 31, 1995. In management's view, these loans represent an available source of liquidity. Deposits such as demand deposits, savings deposits and retail time deposits also provide a source of liquidity. They tend to be stable sources of funds except that they are subject to seasonal fluctuations. The Company maintains an adequate level of cash and quasi-cash items to meet its day-to-day needs and in addition, at December 31, 1996, the Company had unsecured lines of credit totaling $6 million with its correspondent banks.

During 1995 the Company changed its strategy from the selling of the guaranteed portion of SBA loans to retaining these portions of loans in its portfolio. Additionally the Company announced that it intends to securitize and sell the unguaranteed portion of SBA loans. The Company expects to complete the first such securitization during 1997 and expects to include up to $50 million of the unguaranteed portion of SBA loans in this securitization.

Cash and due from banks and federal funds sold as a percentage of total deposits were 14.7% at December 31, 1996 as compared to 13.4% at December 31, 1995. Cash and due from banks totaled $26.4 million at December 31, 1996 as compared to $18.7 million at December 31, 1995, and federal funds sold totaled $32.2 million at December 31, 1996 as compared to $20.5 million at December 31, 1995. Federal funds sold represent deposits with major banks and are predominantly uninsured. The uninsured portion of these deposits together with the uninsured portion of cash deposited with other institutions totaled $32.6 million as of December 31, 1996. In the event of a failure of any of these institutions, the Company could lose all or part of its deposits. To mitigate this risk, the Company periodically examines the financial statements of these institutions and limits the amount it deposits with any single institution.

The federal funds levels at December 31, 1996 is higher than the Company currently considers necessary for day-to-day liquidity needs. Consistent with the Company's on-going asset/liability management policies the Company will look to invest excess federal fund holdings in appropriate alternative interest-earning assets.

Total gross loans and leases, exclusive of unearned income on leases and deferred loan fees/costs, increased by $84.3 million from $240.8 million at December 31, 1995 to $325.1 million at December 31, 1996. The increase included $29.7 million in SBA loans, $15.1 million in other commercial loans, $28.5 million in real estate mortgage, $4.9 million in real estate-construction, $5.8 million in leases and $0.3 million in individual and other loans. The increase in SBA loans relates primarily to the Company's decision to retain the guaranteed portion of SBA loans and additionally to an increase in lending directed towards the SBA's 504 program. The increase in other loans reflects the Company's efforts to expand and diversify its non-SBA lending activities. The increase in real estate - mortgage loans primarily relates to Sacramento and Reno operations. The $84.3 million increase in the loan portfolio since December 31, 1995 was primarily funded with increased time deposits and an increase in other deposits acquired at the Company's four branches opened in 1995.

Deposits increased by $106.5 million from $293.2 million at December 31, 1995 to $399.7 million at December 31, 1996. A decrease of $0.4 million in savings accounts was offset by increases of $29.1 million in interest-bearing transaction accounts, $20.0 million in non-interest-bearing demand accounts and $57.8 million in time deposits.

The increase in time deposits includes an increase in out-of-area certificates of deposit of $11.1 million, an increase in time deposits to public entities of $11.6 million and time deposit growth at the four new branches of $26.7 million. Non-interest bearing demand accounts grew by $7.4 million at the new branches and interest-bearing transaction accounts grew by $19.0 million at the same branches.

In part to mitigate the effect of seasonality of its deposit sources which is due to the local tourist-based economy in much of the Company's service area, SierraWest Bank utilizes a "money desk" to solicit out-of-area CDS. These CDs supplement its other deposit sources, provide additional liquidity and additionally, help support its loan growth. These deposits, which at December 31, 1994, 1995 and 1996 totaled $17.6 million, $34.7 million and $45.8 million, respectively, represented 8.0%, 11.9% and 11.5% of total deposits as of December 31, 1994, 1995 and 1996, respectively.

To attract out-of-area CDS, SierraWest Bank subscribes to a listing service which lists nationally the rate the Bank is prepared to pay. Customers call SierraWest Bank directly and place deposits. Additionally, beginning in 1995 SierraWest Bank began accepting referrals by brokers which can result in a slightly lower cost of those deposits. At December 31, 1996 $10.6 million of out-of-area CD's have been acquired through broker referrals. To attract deposits, SierraWest Bank pays a market rate which may at times be above the comparable rate offered by SierraWest Bank to its local depositors. The overhead costs associated with these out-of-area deposits is, however, lower than that for local deposits since local deposits require the use of bank branch facilities and hence the Company believes the cost of these funds does not normally exceed the cost SierraWest Bank incurs to generate comparable deposits through its branch system. While out-of-area deposits are acquired at an acceptable cost, SierraWest Bank monitors the level of these deposits because it is concerned that out-of- area deposits are more rate sensitive and volatile and that there may be some exposure for increased costs in the future should the supply tighten. If interest rates rise rapidly, the Company's reliance on these deposits could have an adverse impact on net interest income if the costs to retain those deposits rise faster than rates charged on interest-earning assets.

Capital Resources

At December 31, 1996, the Company had shareholders' equity of $33.9 million as compared to $29.8 million at December 31, 1995. The Company's growth strategy is to expand its banking business, internally and through possible acquisitions. Such expansion is contingent on the retention of internally generated earnings, and the possible issuance of new equity or additional debt, as well as the satisfaction of other factors including obtaining regulatory approvals.

The Company's strategy is to expand its banking business, through internal growth and acquisitions, both within its present service areas, particularly in the Reno metropolitan market and adjacent areas, and the Sacramento Valley locations. It also plans to increase the volume and geographic scope of its SBA lending to leverage on its SBA loan origination and servicing capabilities. In connection with this objective, the Company established a loan production office in Las Vegas during December 1993, in February 1995 in Buena Park in southern California, and during December 1995 in Fresno, California. The Buena Park office was closed in 1996. See page 38 herein. The Company plans to finance its expansion program through the retention of internally generated earnings, through the use of the proceeds of its $10 million debt offering completed in February 1994, and through the possible future issue of equity and/or further debt offerings. Factors which could impede the Company's growth strategy include possible non-approval by the banking regulators of applications for acquisitions or new branches, and the possible inability of Bancorp to raise future capital through the issuance of equity or debt.

On January 24, 1997 the Company announced that it had signed a definitive agreement to acquire Mercantile Bank. Based in Sacramento, Mercantile is a business bank primarily servicing the commercial and real estate loan industry and has total assets of $46 million. The acquisition, which is scheduled to close in June, 1997, is subject to the approval of Mercantile's shareholders and federal and state regulators. Under the terms of the proposed transaction, shareholders of Mercantile will receive total compensation of $6.6 million, subject to certain adjustments primarily based upon the level of deposits and capital. The compensation will consist of 50% cash and 50% stock.

During June 1996 the Company completed construction of a new regional facility in Reno, Nevada. Total costs incurred for the land and building at December 31, 1996 was $3.8 million. The Company currently occupies approximately 13,000 square feet of this 28,600 square foot facility. The remaining space is leased or to be leased until needed by the Company for expansion. At February 28, 1997 a total of 3,375 square feet had been leased out. Tenant improvements paid for by the Company are not expected to exceed $0.3 million on this facility.

During December 1996, the Company completed construction on its Carson City facility. This 5,200 square foot facility was built at a cost of $1.3 million. Prior to occupying this new building, the Company's Carson City office was located in a 780 square foot leased facility.

On February 8, 1994, the Company sold to the public $10,000,000 of 8 1/2% optional convertible subordinated debentures, convertible at the option of the holder at $10.00 per share. These debentures mature on February 1, 2004 and are redeemable on or after February 1, 1997 in whole or in part at the option of the Company. Convertible debentures outstanding at December 31, 1996 and 1995 consisted of $8,520,000 and $10,000,000, respectively of these 8 1/2% optional convertible subordinated debentures. A total of $1,480,000 of debentures were converted into 148,000 shares of common stock during 1996 and there have been significant conversions in 1997.

A portion of the net proceeds from these debentures have been utilized to pay operating expenses of the holding company, to provide a $2.3 million equity infusion into the Company's subsidiary bank, to repurchase 50,000 shares of stock on the open market and to pay dividends to the Company's shareholders. Of the $2.7 million remainder at December 31, 1996, $1.8 million has been used to reduce the Company's reliance on out-of-area time deposits, and $0.9 million provides operating cash resources for the holding company.

The Company paid dividends of fifteen cents per share during April and September 1996 and twelve cents per share during March and September 1995. During June 1995, the Company repurchased 50,000 shares of its common stock on the open market at a total cost of $445 thousand.

On December 21, 1995, the Company designated 200,000 shares of its 10,000,000 authorized preferred shares as Series A Junior Participating Preferred Stock. These shares were created by the Company to facilitate a shareholder protection rights plan. During January of 1996 a dividend of rights was made to existing stockholders to acquire stock of the Company. This plan is designed to protect the Company and its stockholders against abusive takeover attempts and tactics. In essence, the rights plan would dilute the interests of an entity attempting to take control of the Company if the attempt is not deemed by the Board of Directors to be in the best interests of all stockholders. If the Board of Directors determines that an offer is in the best interests of the stockholders, the stock rights may be redeemed for nominal value, allowing the entity to acquire control of the Company.

In the first quarter of 1996, the names of both the Bancorp's banking subsidiaries were changed to SierraWest Bank. Effective October 1, 1996 the operations of the Company's Nevada subsidiary were merged into the California subsidiary.



ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                      INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                          Page
Independent Auditors' Report................................................................................45

Consolidated Financial Statements of SierraWest Bancorp
  Consolidated Statements of Financial Condition............................................................46
  Consolidated Statements of Income.........................................................................48
  Consolidated Statements of Shareholders' Equity...........................................................50
  Consolidated Statements of Cash Flows.....................................................................51
  Notes to Consolidated Financial Statements................................................................55

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of
  SierraWest Bancorp
Truckee, California


We have audited the consolidated statements of financial condition of SierraWest Bancorp and Subsidiary ("Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SierraWest Bancorp and Subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Sacramento, California
January 24, 1997




                                               SIERRAWEST BANCORP AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                            ASSETS


                                                                              December 31,
                                                                         1996              1995

                                                                             (in thousands)

Cash and cash equivalents:

   Cash and due from banks...................................        $  26,434         $   18,689
   Federal funds sold........................................           32,200             20,500
                                                                     ----------        -----------

   Total Cash and Cash Equivalents...........................           58,634             39,189

Investment securities (Note 2):
   Investments in mutual funds available for sale............             1,335             1,391
   Held to maturity, market value $2,000 and $3,380..........             2,001             3,373
   Available for sale........................................            31,880            24,970

Loans held for sale (Note 3).................................            29,489            16,529
Loans and leases, net of allowance for possible loan
   and lease losses of $4,546 and $3,845 (Note 3)............           289,331           219,595
Excess servicing on SBA loans (Note 5).......................            14,338            14,813
Bank premises, leasehold improvements
   and equipment, net (Note 4)...............................            12,358             8,972
Accrued interest receivable and
   other assets..............................................             8,523             8,686
                                                                     -----------       ----------

   TOTAL ASSETS..............................................          $447,889          $337,518
                                                                       ========          ========

  See  notes  to  consolidated   financial
statements.

                                               SIERRAWEST BANCORP AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                                          (continued)


                                             LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                               December 31,
                                                                         1996                  1995

                                                                    (in thousands except share amounts)

Deposits (Note 6):

   Non-interest-bearing demand...............................        $     80,525         $     60,579
   Savings...................................................              13,289               13,693
   Interest bearing transaction accounts.....................             120,417               91,273
   Time .....................................................             185,420              127,609
                                                                     ------------         ------------

   Total Deposits............................................             399,651              293,154

Other liabilities and interest payable.......................               5,802                4,531
Convertible debentures (Note 13).............................               8,520               10,000
                                                                     ------------         ------------

   Total Liabilities.........................................             413,973              307,685

Shareholders' equity (Notes 15 and 16):
   Preferred stock, no par value;
     9,800,000 shares authorized;
     none issued.............................................                   0                    0
   Preferred stock series A, no par value; 200,000
     shares authorized; none issued..........................                   0                    0
   Common stock, no par value; 10,000,000
     shares authorized; 2,771,139 and 2,592,419 shares
     issued and outstanding at December 31, 1996 and
     1995, respectively......................................              12,291               10,709
   Retained earnings.........................................              21,654               19,131
   Unrealized loss on investment securities
     available for sale, net of tax of
     $21 and $6..............................................                 (29)                  (7)
                                                                     ------------         ------------

   Total Shareholders' Equity................................              33,916               29,833
                                                                     ------------         ------------

   TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY....................................        $   447,889          $    337,518
                                                                     ===========          ============

  See  notes  to  consolidated   financial
statements.


                                               SIERRAWEST BANCORP AND SUBSIDIARY

                                               CONSOLIDATED STATEMENTS OF INCOME



                                                                                            Year Ended December 31,
                                                                                  1996           1995          1994

                                                                           (in thousands, except per share amounts)

Interest income:

   Loans and leases..............................................              $  30,506       $ 23,582    $    17,386
   Federal funds sold............................................                    938            594            478
   Investment securities
     U.S. Treasury...............................................                    931            976          1,103
     U.S. Government agencies....................................                     85            385            272
     States and political subdivisions...........................                    198             29             17
     Other.......................................................                    498            144            294
   Other assets..................................................                    113            121            107
                                                                              ----------     ----------    -----------

   Total Interest Income.........................................                 33,269         25,831         19,657

Interest expense:
   Savings deposits..............................................                    283            286            317
   Transaction accounts..........................................                  2,620          1,995          1,894
   Time deposits ................................................                  8,832          5,352          2,559
   Convertible debentures (Note 13)..............................                    764            850            783
   Other.........................................................                    (4)              8             44
                                                                              ----------     ----------    -----------

   Total Interest Expense........................................                 12,495          8,491          5,597
                                                                              ----------     ----------    -----------

   Net Interest Income...........................................                 20,774         17,340         14,060

   Provision for possible loan and lease losses (Note 3).........                  1,010          1,270            885
                                                                              ----------     ----------    -----------
   Net Interest Income After Provision for Possible
     Loan and Lease Losses.......................................                 19,764         16,070         13,175

  See  notes  to  consolidated   financial
statements.

                                               SIERRAWEST BANCORP AND SUBSIDIARY

                                               CONSOLIDATED STATEMENTS OF INCOME
                                                          (continued)


                                                                                   Year Ended December 31,
                                                                                  1996           1995          1994

                                                                           (in thousands, except per share amounts)

Non-interest income:

  Net servicing income (Note 5)..............................                 $    4,087     $    4,667    $     4,474
  Net gain on sale of loans (Note 5).........................                        373            307          2,300
  Service charges on deposit accounts........................                      1,722          1,755          1,517
  Other......................................................                      1,156          1,240            886
                                                                              ----------     ----------    -----------

  Total Non-interest  Income.................................                      7,338          7,969          9,177

Non-interest expense:
  Salaries and related benefits..............................                     12,086         10,627         10,081
  Net occupancy and equipment expense (Notes 4 and 8)                              3,486          3,401          2,960
  Other expense (Note 17)....................................                      6,125          6,916          4,445
                                                                              ----------     -----------   -----------

  Total Non-interest Expense.................................                     21,697         20,944         17,486
                                                                              ----------     ----------    -----------

  Income before provision for income taxes...................                      5,405          3,095          4,866
  Provision for income taxes (Note 7)........................                      2,077          1,179          1,863
                                                                              ----------     ----------    -----------

  Net Income.................................................                 $    3,328          1,916    $     3,003
                                                                              ==========     ==========    ===========

Income per common and equivalent share, based on
  weighted average shares outstanding (including dilutive
  effect of options)
  (Notes 1, 12 and 13):
  Primary....................................................                 $     1.19     $     0.72    $      1.12
  Weighted average shares outstanding........................                      2,802          2,678          2,678
  Fully diluted..............................................                 $     1.01     $     0.66    $      0.96
  Weighted average shares outstanding........................                      3,747          3,687          3,606

Dividends per share..........................................                 $     0.30     $     0.24    $      0.00

     See  notes  to  consolidated   financial
statements.



                                              SIERRAWEST BANCORP AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                         Unrealized
                                                                                           Loss on
                                                   Common Stock           Retained       Investment
                                               Shares       Amounts       Earnings       Securities     Total
                                                                       (in thousands)

Balance at January 1, 1994..................      2,591    $ 10,825      $   14,836       $  (16)       $ 25,645

   Net Income...............................          0           0           3,003            0           3,003
   Stock options exercised..................          2          12               0            0              12
   Common stock issued on
     conversion of debentures...............         27         165               0            0             165
   Net change in unrealized loss on
     investment securities available for
     sale, net of tax ......................          0           0               0         (662)           (662)
                                            -------------------------------------------  -------         ---------

Balance at December 31, 1994................      2,620      11,002          17,839         (678)         28,163

   Net Income . . . . . . . . . . . . . . . .         0           0           1,916            0           1,916
   Stock options exercised . . . . . . . . . .       20         142               0            0             142
   Common stock issued on
     conversion of debentures...............          2          10               0            0              10
   Common stock repurchased  . . . . . .            (50)       (445)              0            0            (445)
   Dividends paid...........................          0           0            (624)           0            (624)
   Net change in unrealized loss on
     investment securities available
     for sale, net of tax...................          0           0               0          671             671
                                            ------------  -----------   --------------  --------        -------

Balance at December 31, 1995 ...............      2,592      10,709          19,131           (7)         29,833


   Net Income . . . . . . . . . . . . . . . .         0           0           3,328            0           3,328
   Stock options exercised . . . . . . . . . .       31         212               0            0             212
   Common stock issued on
     conversion of debentures...............        148       1,370               0            0           1,370
   Dividends paid...........................          0           0            (805)           0            (805)
   Net change in unrealized loss on
     investment securities available
     for sale, net of tax...................          0           0               0          (22)            (22)
                                            ------------  ----------     ------------  ----------      ----------

Balance at December 31, 1996 ...............      2,771    $ 12,291      $   21,654      $   (29)       $ 33,916
                                            ============= ========       ==========      =========       ========

   See  notes  to  consolidated   financial
statements.




                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                               Year Ended December 31,
                                                                        1996              1995              1994

                                                                                    (in thousands)

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS

Cash flows from operating activities:
  Interest and fees received.................................       $   32,506       $    24,411        $   18,900
  Service charges............................................            1,722             1,754             1,517
  Servicing income received..................................            5,574             6,186             6,439
  Other income received......................................            1,038             1,147               877
  Interest paid..............................................          (12,292)           (8,251)           (5,221)
  Cash paid to suppliers and employees.......................          (20,141)          (18,142)          (13,916)
  Income taxes paid..........................................           (1,640)           (1,334)           (1,838)
  Mortgage loans originated or purchased for sale............                0           (25,176)          (26,769)
  Government guaranteed loans originated for sale............           (7,672)          (22,163)          (36,276)
  Mortgage loans sold........................................                0            27,000            28,352
  Government guaranteed loans sold...........................            9,214             5,646            38,238
                                                                    ----------       -----------        ----------
  Net cash provided by (used in) operating activities........            8,309            (8,922)           10,303

Cash flows from investing activities:
  Proceeds from:
     Sales of mutual funds...................................                0               454             6,516
     Maturities of investment securities held to maturity....            1,378               773             1,854
     Maturities of investment securities available for
       sale..................................................           10,958             3,500            13,025
     Sales of investment securities available for sale.......            8,239             8,484             4,986
     Sales of investment securities -
       held to maturity (Note 2).............................                0               999                 0
  Purchase of investment securities -
    held to maturity.........................................                0                 0            (1,488)
  Purchase of investment securities -
    available for sale.......................................          (26,248)           (9,999)          (28,370)
  Loans made net of principal collections....................          (84,700)          (52,571)          (19,531)
  Capital expenditures.......................................           (4,536)           (3,012)           (1,317)
  Decrease (increase) in other assets........................              141                83              (109)
                                                                    ----------         ---------            -------
  Net cash used in investing activities......................          (94,768)          (51,289)          (24,434)


   See   notes   to   consolidated    financial
statements.


                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      (continued)


                                                                                        Year Ended December 31,
                                                                                  1996           1995          1994

                                                                                                (in thousands)


Cash flows from financing activities:
  Net increase in demand, interest bearing,
    and savings accounts........................................                  48,686          3,606          5,389
  Net increase (decrease) in time deposits......................                  57,811         70,672         (7,281)
  Proceeds from issuance of debentures..........................                       0              0         10,000
  Net proceeds from issuance of common stock ...................                     212            142             12
  Dividend paid.................................................                    (805)          (624)             0
  Repurchase of common stock....................................                       0           (445)             0
  Cash paid to redeem debentures................................                       0              0            (73)
                                                                              ----------      ----------     -----------
  Net cash provided by financing activities.....................                 105,904         73,351          8,047
                                                                              ----------      ----------     -----------

  Net  increase (decrease) in cash and cash equivalents.........                  19,445         13,140         (6,084)

  Cash and cash equivalents - beginning of period...............                  39,189         26,049         32,133
                                                                              ----------     ----------    -----------

  Cash and cash equivalents - end of period.....................               $  58,634     $   39,189    $    26,049
                                                                               =========     ==========    ===========


     See   notes   to   consolidated    financial
statements.


                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      (continued)


                                                                                Year Ended December 31,

                                                                                  1996           1995          1994
                                                                                  ----           ----          ----

                                                                                            (in thousands)

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
BY (USED IN) OPERATING ACTIVITIES
Net income....................................................                $    3,328     $    1,916    $     3,003
Adjustments to reconcile net income to net cash provided:
   Depreciation and amortization..............................                     1,197          1,119          1,139
   Provision for possible loan and lease losses...............                     1,010          1,270            885
   Deferred taxes.............................................                       309           (140)            29
   (Increase) decrease in prepaid expenses....................                      (313)           110             44
   Gain on sale of government guaranteed loans
    (over)/under cash received ...............................                      (392)           108            321
   Amortization of excess servicing on SBA loans..............                     1,315          1,348          1,793
   Amortization of purchased mortgage servicing
    rights....................................................                       172            172            172
   Change in:
    Interest receivable.......................................                      (347)          (534)          (501)
    Interest payable..........................................                       203            241            376
    Deferred loan fees........................................                        14           (312)           309
    Other deferred income.....................................                       (13)          (101)            17
    Accrued expenses..........................................                       671          1,139           (261)
    Current taxes payable.....................................                       127            (15)            (6)
   Write down of other real estate owned .....................                        21             16             54
   Amortization of premium/discount on securities.............                       133           (104)           (58)
   Amortization of premium/discount on loans..................                      (563)          (469)          (507)
   Increase in cash surrender value of life
    insurance policies........................................                      (113)          (121)          (105)
   Deferred gain on sale of other loans.......................                         0             66              0
   Loss on sale of securities.................................                         8             62              4
   Decrease (increase) in loans originated for sale...........                     1,542        (14,693)         3,545
   Write off of investments...................................                         0              0             50
                                                                              ----------     ----------    -----------

   Total adjustments..........................................                     4,981        (10,838)         7,300
                                                                              ----------     -----------   -----------

   Net cash provided by (used in) operating activities                        $    8,309     $   (8,922)   $    10,303
                                                                              ==========     ===========   ===========





























                                    See   notes   to   consolidated    financial
statements.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                      (continued)

Supplemental Schedule of Non Cash Investing and Financing Activities

     Common stock was issued in conversion of $1,370,000, $10,000 and $167,000 of convertible debentures in 1996, 1995 and 1994, respectively. The $1,370,000 is net of $110,000 of debenture offering costs.

     For the years ended December 31, 1996,  1995 and 1994,  $446,000,  $373,000
and $682,000 of loans, respectively, were transferred to other real estate owned.

     In the 1995 period, $572,000 of assets formerly classified as in-substance foreclosures were reclassified as loans.

     In 1996, $9.2 million of government guaranteed loans were transferred to held for sale status and subsequently sold and included in the Statement of Cash Flows.

     In 1995, $20.0 million of unguaranteed SBA loans originated in earlier years were transferred to held for sale status. Concurrently, $21.4 million of guaranteed SBA loans were transferred to the Company's investment portfolio at cost, which was lower than market.

     See   notes   to   consolidated    financial
statements.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Significant Accounting and Reporting Policies:

     The accompanying consolidated financial statements include the accounts of SierraWest Bancorp ("Bancorp") and its subsidiary, SierraWest Bank (collectively referred to as the "Company"). Bancorp was incorporated under the laws of the State of California on December 5, 1985. During 1996, SierraWest Bancorp's two banking subsidiaries changed their names to SierraWest Bank (the "Bank"), and on October 1, 1996, Bancorp's Nevada subsidiary, formerly Sierra Bank of Nevada, was merged into its California subsidiary, formerly Truckee River Bank. Effective December 19, 1996, SierraWest Bank's subsidiary, Sierra Tahoe Mortgage Company, was dissolved. Operations of this line of business were terminated in 1995.

     The accounting and reporting policies of the Company conform with generally accepted accounting principles and general practices within the banking industry. The more significant accounting and reporting policies not described elsewhere in these notes to financial statements are discussed below. Significant intercompany transactions have been eliminated in consolidation.

     Nature of Operations. The Company is a one-bank holding company and operates nine branches in Northern California and two in Northern Nevada. Its primary source of revenue is interest on SBA, real estate, and other commercial loans provided to customers, who are predominantly small businesses and individuals.

     Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents. Cash and cash equivalents in the consolidated statements of cash flows include cash and due from banks and federal funds sold.

     Investments in Mutual Funds. Investments in mutual funds consist of mutual funds whose assets are invested primarily in U.S. Government securities. At December 31, 1996 and 1995, all mutual fund investments are classified as available for sale and carried at market value. Unrealized gains and losses on mutual funds are reported, net of tax, as a separate component of shareholders' equity. Interest income on mutual funds is recorded as earned.

     Investment Securities. In accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company has classified its investment securities and mutual funds as held to maturity or available for sale. Securities held to maturity are carried at cost adjusted by the accretion of discounts and amortization of premiums. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold these investment securities to maturity. Securities available for sale may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors. These securities are recorded at their market values. Unrealized gains or losses are included as a separate component of shareholders' equity, net of tax. Gains or losses on sales of investment securities are based on the specific identification method.

     Loans Held for Sale. Loans held for sale are valued at the lower of cost or market value. Valuation adjustments, if any, are charged through the income statement. In practice, the adjustment is charged against the gain (loss) on sale of loans. At December 31, 1996 and 1995, SBA loans held for sale consist of the unguaranteed portion of loans which the Company intends to sell on a securitized basis. (See Note 3).

     Loans and Loan Fees. Loans receivable that Management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances reduced by any charge-offs and net of any deferred fees or costs and unamortized premiums and discounts on purchased loans.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

Interest income on loans and leases is recognized as earned. When a loan is 90 days past due with respect to principal or interest, and in the opinion of Management, interest or principal is not collectible, or at such earlier time as Management determines that the collectibility of such principal or interest is unlikely, the accrual of interest is discontinued and all accrued but uncollected interest income is reversed. Cash payments subsequently received on nonaccrual loans are recognized as income only where the future collection of the recorded value of the loan is considered by management to be probable. Loan fees net of certain related direct costs to originate loans are deferred and amortized over the contractual life of the loan using a method that approximates the interest method.

     Allowance for Possible Loan and Lease Losses. The allowance for possible loan and lease losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions and reduced by charge-offs (net of recoveries). The Company's provision is based on Management's overall evaluation of the inherent risks in the loan and lease portfolio and detailed evaluations of the collectibility of specific loans. This evaluation process requires the use of current estimates, which may vary from the ultimate collectibility experienced in the future. The estimates used are reviewed periodically, and, as adjustments become necessary, they are charged to operations in the period in which they become known.

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure". SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient at the loan's observable market rate or the fair value of the collateral if the loan is collateral dependent. The Company's impaired loans are collateral dependent and therefore measured using the fair value of the collateral. SFAS No. 114 also requires that impaired loans for which foreclosure is probable should be accounted for as loans. SFAS No. 118 amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans and requires certain information to be disclosed. Interest is recognized on impaired loans when cash is received and the future collection of principal is considered by management to be probable.

     A loan is impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans are measured for impairment as part of the Company's normal loan review process. Impairment losses are included in the allowance for possible loan and lease losses through a charge to provision for loan and lease losses.

     Lease Receivables. Leases are accounted for as direct financing leases and are carried net of unearned income. Income from these leases is recognized on a basis which produces a level yield on the outstanding net investment in the lease.

     Bank Premises, Leasehold Improvements and Equipment. Premises, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets, which are: buildings, 30 years; leasehold improvements, 1 to 10 years; furniture and equipment, 3 to 5 years. Fixed assets are assessed for impairment in accordance with SFAS No. 121.

     Other Real Estate Owned. Property acquired by the Company through foreclosure is initially recorded in the consolidated statements of financial condition at the lower of estimated fair value less the cost to sell or cost at the date of foreclosure. At the time a property is acquired, if the fair value is less than the loan amounts outstanding, any difference is charged against the allowance for possible loan and lease losses. After acquisition, valuations are periodically performed and, if the carrying value of the property exceeds the fair value, less estimated costs to sell, a valuation allowance is established by a charge to operations.

     Operating costs on foreclosed real estate are expensed as incurred. Costs incurred for physical improve ments to foreclosed real estate are capitalized if the value is recoverable through future sale.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)



     Property held at December 31, 1996 and 1995 in the amounts of $446,000 and $714,000, respectively, are expected to be disposed of within one year.

     Sales and Servicing of SBA Loans. The Company originates loans to customers under a Small Business Administration ("SBA") program that generally provides for SBA guarantees of up to 80% of each loan. Prior to 1995, the Company sold the guaranteed portion of each loan to a third party and retained the unguaranteed portion in its own portfolio. Beginning in 1995, the Company retained both the guaranteed and unguaranteed portions of most of the loans generated in its portfolio. For SBA loans sold, the Company may be required to refund the sales premium received on such sales, if the borrower defaults or the loan prepays within 90 days of the settlement date. A gain is recognized on the sale of SBA loans through collection on sale of a premium over the adjusted carrying value, through retention of an ongoing rate differential less a normal service fee (excess servicing fee) between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser, or both.

     To calculate the gain (loss) on sale, the Company's investment in an SBA loan is allocated among the retained portion of the loan, the excess servicing retained and the sold portion of the loan, based on the relative fair market value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan. The excess servicing fees are reflected as an asset which is amortized over an estimated life using a method approximating the level yield method; in the event future prepayments exceed Management's estimates and future expected cash flows are inadequate to cover the unamortized excess servicing asset, additional amortization would be recognized. In its calculation of excess servicing fees the Company has used 0.4% as its estimate of a normal servicing fee.

     Stock-Based Compensation. The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees. Accordingly, nocompensation expense has been recognized in the financial statements for employee stock arrangements. However, the required pro forma disclosures have been presented in accordance with SFAS No. 123.

     Accounting Pronouncements. On January 1, 1996 the Company adopted SFAS 121, Accounting for the Impairment of Long-Lived Assets to Be Disposed Of. SFAS 121 establishes standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill for all entities. It does not apply to financial instruments, long-term customer relationships of a financial institution, mortgage or other servicing rights, or deferred tax assets. Adoption of SFAS 121 has not had a significant impact on the financial condition or operations of the Company.

     The Company is required to adopt SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" in 1997. The statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-component approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. Management has not assessed the effect that the adoption of SFAS 125 will have on the financial condition or results of operations of the Company.

     Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

     Earnings per Share. Primary earnings per share are based on net income, divided by the weighted average shares outstanding (including the dilutive effect of stock options). Fully diluted earnings per share are determined by adjusting net income for the after tax effect of interest on convertible debentures and dividing this by the weighted average shares outstanding adjusted for the conversion of the convertible debentures.

     Derivative Financial Instruments. Through the date of termination of mortgage banking operations in 1995, the Company utilized forward sales commitments on mortgage loans as part of its interest rate risk management strategy. These commitments could be optional or mandatory. Under optional commitments, a commitment fee was paid and the Company was not at risk of loss if it did not fulfill the commitment. Mandatory commitments could entail possible financial risk to the Company if it did not deliver sufficient mortgage loans to fulfill the commitment.

     During the first quarter of 1996, the Company entered into an interest rate swap agreement with a major bank to reduce its exposure to fluctuations in interest rates. The notional principal amount is $20 million, and the term is three years. Under the agreement, the other bank pays a fixed rate of 8.17% and receives from the Company the prime rate. Net interest income or expense resulting from the differential between the fixed and prime rates is recorded on a current basis and any resultant accrual is settled quarterly. The related amount payable to or receivable from the other bank is included in other liabilities  or  assets.  The fair  value of the swap is not  recognized  in the financial statements. The net interest expense recognized in 1996 was approximately $13,000.

Reclassifications. Certain items in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

2.   Investment Securities and Investments in Mutual Funds:

     The amortized cost and estimated market values of investments in securities and mutual funds are as follows (amounts in thousands):

                                                              Gross           Gross         Estimated
                                            Amortized      Unrealized      Unrealized         Market        Carrying
                                               Cost           Gains          Losses            Value          Value
December 31, 1996

Held to Maturity:

U.S. Treasury securities................  $     2,001     $       0         $     1       $  2,000          $  2,001
Other securities........................            0             0               0              0                 0
                                          -----------   ------------        --------      --------          --------
Total held to maturity..................  $     2,001     $       0         $     1       $  2,000          $  2,001
                                          ===========   =============       ========      ========          =========

Available for Sale:

U.S. Treasury securities................   $   17,428     $      49         $    15       $ 17,462          $ 17,462
Securities of U.S.
    government agencies.................          999             6               0          1,005             1,005
Securities of states and
    political subdivisions..............        5,951            59              19          5,991             5,991
Mortgage-backed securities..............        7,387            45              10          7,422             7,422
                                           ----------     ----------        --------      ----------        ---------
Total available for sale................   $   31,765     $     159         $    44       $ 31,880          $ 31,880
                                           ==========      =========        =========     =========         ========

Mutual funds............................   $    1,500     $       0         $   165       $  1,335          $  1,335
                                           ===========    ==========        ==========    ==========        ========

December 31, 1995

Held to Maturity:

U.S. Treasury securities................   $     3,261    $      10         $     3       $  3,268          $  3,261
Other securities........................           112            0               0            112               112
                                           -----------    -----------       --------      ----------        ---------
Total held to maturity..................   $     3,373    $      10         $     3       $  3,380          $  3,373
                                           ===========    ==========        =========     ===========       =========

Available for Sale:

U.S. Treasury securities................   $    14,792    $     105         $    21       $ 14,876          $ 14,876
Securities of U.S.
    government agencies.................         7,494           40              48          7,486             7,486
Securities of states and
    political subdivisions..............         2,575           38               5          2,608             2,608
                                           -----------    -----------       --------      ----------        ----------
Total available for sale................   $    24,861    $     183         $    74       $ 24,970          $  24,970
                                           ===========    ===========       ========      ===========       ==========

Mutual funds............................   $     1,500    $       0         $   109       $  1,391          $   1,391
                                           ============   ===========       ========      ===========       ==========

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)


Scheduled maturities of investment securities at December 31, 1996 were as follows:

                                                                       Held to Maturity          Available for Sale
                                                                  Amortized        Fair         Amortized       Fair
                                                                     Cost         Value            Cost         Value
Within 1 year..............................................       $  1,001        $  1,001     $   7,015   $    7,018
After 1 year but within 5 years............................          1,000             999        11,759       11,792
After 5 years but within 10 years..........................              0               0           100           99
After 10 years.............................................              0               0         5,504        5,549
                                                                  --------        --------     ----------   ----------
                                                                     2,001           2,000        24,378       24,458

Mortgage-backed securities. . . . . . . . . . . . . . . . .              0              0          7,387        7,422
                                                                      ----        --------    ----------    ----------

Total. . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  2,001        $  2,000     $  31,765    $  31,880
                                                                    =======        =========    ==========   ==========


       Expected maturities of mortgage-backed securities can differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties. In addition, such factors as prepayments and interest rates may affect the yield and the carrying value of mortgage-backed securities. At December 31, 1996 and 1995, the Company had no high-risk collateralized mortgage obligations as defined by regulatory agencies.

       The weighted average maturity of portfolio securities held by mutual funds classified as available for sale was 7.2 years at December 31, 1996.

       Assets, principally loans and investment securities, carried at approximately $24,201,000 at December 31, 1996 and $14,594,000 at December 31, 1995 were pledged to secure public deposits and for other purposes required or permitted by law.

       Proceeds from sales of investments in debt securities were $8,351,000 during 1996, and $9,483,000 and $4,986,000 during 1995 and 1994, respectively.
The Company recorded gross realized losses of $8,000 and $62,000 on the sales of investment securities during 1996 and 1995, respectively. The Company realized tax benefits of $3,000 and $25,000 on securities losses in 1996 and 1995, respectively. Sales of investment securities classified as held to maturity in 1995 consisted of a single security which was sold within 90 days of its maturity date. The amortized cost at the date of sale was $998,203 and the loss realized was $1,172.

3. Loans, Leases, Allowance for Possible Loan and Lease Losses and Loans Held for Sale:

      The Company's customers are located throughout its service areas covering primarily the whole of Northern California including San Francisco and Sacramento and Reno, Nevada. Approximately 45% of the Company's loans at December 31, 1996, have been generated through the Company's SBA lending activities. Of these loans, the SBA guarantee extends to approximately 25%. $69,030,000 of the Company's loan portfolio represents the retained portion of SBA loans for which the SBA guaranteed portion has been sold to investors. Approximately 90% of these loans are collateralized by commercial real estate and the balance by other business assets. The Company's loans are not concentrated in any particular industry segment.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

      At December 31, 1996 and 1995, the loan portfolio consisted of the following (amounts in thousands):


                                                                                            1996         1995
                                                                                           -----         ----

Commercial................................................................              $ 174,445      $ 142,622
Real estate--mortgage.....................................................                 67,690         39,219
Real estate--construction.................................................                 36,633         31,718
Individual and other......................................................                  6,824          6,530
Lease receivables.........................................................                  9,994          4,164
                                                                                        -------------    --------

Total gross loans and leases..............................................                295,586        224,253

Unearned income on leases.................................................                  1,690            808
Net deferred loan fees....................................................                     19              5
Allowance for possible loan and lease losses..............................                  4,546          3,845
                                                                                        -------------    -----------
Total loans and leases, net of unearned income on leases, net
   deferred fees and allowance for possible loan and lease losses.........              $ 289,331      $  219,595
                                                                                        ===========      ===========

Loans held for sale.......................................................              $  29,489      $   16,529
                                                                                        ============     ============

      Included in commercial loans and loans held for sale are SBA loans totaling $146,266,000 and $116,529,000 at December 31, 1996 and 1995,
respectively. The guaranteed portion of SBA loans in process of disbursement totaled $5,559,000 and $11,448,000 at December 31, 1996 and 1995, respectively. When these loans are fully disbursed, they will be available for sale. The guaranteed portion of loans which are in the Company's loan portfolio and available for sale totaled $29,066,000 and $15,377,000 at December 31, 1996 and 1995, respectively. Loans and portions of loans guaranteed by the federal government were approximately $37,444,000 and $29,947,000 at December 31, 1996 and 1995, respectively.

      The following schedule provides a summary of the future minimum lease receivable payments to be received over the next five years (in thousands).


                                       1997              $  2,924
                                       1998                 2,725
                                       1999                 1,837
                                       2000                 1,336
                                       2001                   750
                                       Thereafter             422
                                                         --------

                                       Total             $  9,994
                                                         ========

There are no contingent rentals included in income for each of the three years in the period ended December 31, 1996.

      Of total gross loans and leases at December 31, 1996, $5,400,000 were considered to be impaired. The allowance for possible loan and lease losses included $565,000 related to these loans. The amount of interest received and recognized on these impaired loans in 1996 was $310,000. The average recorded investment in impaired loans during 1996 was $5,600,000.

      Of total gross loans and leases at December 31, 1995, $5,500,000 were considered to be impaired. The allowance for possible loan and lease losses included $446,000 related to these loans. The amount of interest received and recognized on these impaired loans in 1995 was $221,000. The average recorded investment in impaired loans during 1995 was $3,400,000.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

      The changes in the allowance for possible loan and lease losses for the years ended December 31, 1996, 1995, and 1994 were as follows (amounts in thousands):

                                                                                             Year Ended
                                                                                                December 31,
                                                                                     1996           1995           1994

Balance, beginning of year....................................                     $  3,845     $   3,546       $ 3,472

Provision for possible loan and lease losses..................                        1,010         1,270           885
Loans charged off.............................................                         (593)       (1,025)       (1,075)
Recoveries....................................................                          284            54           264
                                                                                   ---------     ---------      --------
Balance, end of period........................................                     $  4,546      $  3,845       $ 3,546
                                                                                    ========      ========      ========


     As of December 31, 1996 and 1995, loans totaling $5,363,000 and $5,476,000, respectively, were on nonaccrual status. Interest earned but not recorded on loans that were on nonaccrual status for the years ended December 31, 1996, 1995 and 1994, was $320,000, $243,000, and $97,000, respectively. Cash collections of interest on nonaccrual loans for the same periods of $310,000, $221,000, and $145,000, respectively, were included in interest on loans in the Consolidated Statements of Income. The principal balance of loans where scheduled payments are more than 90 days past their due date and where interest has been accrued totaled $2,132,000 ,$1,023,000, and $1,763,000, as of December 31, 1996, 1995
and 1994, respectively. These loans are adequately secured and Management believes interest recorded on these loans will be collected.

     Other real estate owned was $446,000 and $758,000 at December 31, 1996, and 1995, respectively, and is recorded in other assets. At December 31, 1996 and 1995 the balance in the allowance for losses on other real estate owned was zero. During the years ended December 31, 1996 and 1995, there was no significant activity in the allowance for losses on other real estate owned.

4.   Bank Premises, Leasehold Improvements and Equipment:

     Bank premises, leasehold improvements and equipment at December 31, 1996 and 1995, consisted of the following (amounts in thousands):

                                                                                  December 31, 1996
                                                                                     Accumulated
                                                                                    Depreciation/              Net
                                                                  Cost              Amortization           Book Value

Land......................................................   $        1,425         $           0          $      1,425
Buildings.................................................            9,439                 1,059                 8,380
Leasehold improvements....................................              639                   501                   138
Furniture and equipment...................................            6,814                 4,399                 2,415
                                                             --------------        ---------------         ------------

Total.....................................................   $       18,317         $       5,959          $     12,358
                                                             ==============         =============          ============


                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

                                                                                  December 31, 1995
                                                                                     Accumulated
                                                                                    Depreciation/              Net
                                                                  Cost              Amortization           Book Value

Land......................................................   $          958        $           0         $         958
Building .................................................            6,729                  796                 5,933
Leasehold improvements....................................              740                  603                   137
Furniture and equipment...................................            5,890                3,946                 1,944
                                                             --------------        -------------         -------------

Total.....................................................   $       14,317        $       5,345         $       8,972
                                                             ==============        =============         =============

      Depreciation and amortization amounts included in net occupancy and equipment expenses were $1,145,000, $1,076,000 and $1,061,000, for the years ended December 31, 1996, 1995 and 1994, respectively.


5.    Sales and Servicing of SBA Loans:

      A summary of the activity in SBA loans for the years ended December 31, 1996, 1995 and 1994, is as follows (amounts in thousands):

                                                                                                December 31,
                                                                                     1996           1995           1994

SBA loans sold.............................................................          $  5,621     $ 5,646       $ 38,238
Premium received at sale...................................................                52         496          3,132
Excess servicing retained(1)...............................................               690         134          1,241
Amortization charged against earnings......................................             1,315       1,348          1,793
Balance of excess servicing retained at period end.........................            14,188      14,813         16,027

(1)   Net of estimated future servicing fee rate.

      For the years ended December 31, 1996 and 1995, $7.3 million and $22.2 million of unguaranteed portions of SBA loans, respectively, were originated for sale. For the year ended December 31, 1994, $36.3 million of guaranteed portions of SBA loans were originated for sale.

      In addition to the above, excess servicing retained at December 31, 1996 includes $150,000 generated on the sale of business and industry loans guaranteed by Farmer Mac.

      During 1994, the Company changed its estimates regarding the prepayment speeds of SBA loans it originates and services for investors. The net effect on income before provision for income taxes for 1994 was an increase of approximately $330,000.

      During June 1990, the Company purchased the rights to service the guaranteed portion of SBA loans from a third party. The unpaid principal balance of such loans serviced for others by the Company exclusive of nonaccrual loans, was $11,651,000 and 11,580,000 at December 31, 1996 and 1995, respectively. The balance of purchased servicing rights was $600,000 and $772,000 at December 31, 1996 and 1995, respectively. Amortization of purchased servicing rights was $172,000 in 1996, 1995 and 1994.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)




6.    Deposits:

      The aggregate amount of certificates of deposit with balances in excess of $100,000, was $58,110,000 and $31,595,000 at December 31, 1996 and 1995,
respectively.

      Maturities of certificates of deposit at December 31, 1996 were as follows (amounts in thousands):


                 Year

                 1997......................................     $157,908
                 1998......................................       25,024
                 1999......................................        1,477
                 2000......................................          857
                 2001......................................          154
                                                             ------------
                                                                $185,420
                                                             ============


7.    Income Taxes:

      The current and deferred amounts of the tax provision for the years ended December 31, 1996, 1995 and 1994 are as follows (amounts in thousands):

                                                                                    December 31,
                                                             -----------------------------------
                                                                  1996                  1995                  1994
                                                                  ----                  ----                  ----

Federal               Currently payable...................... $    1,392            $    1,030            $   1,439
                      Deferred...............................        234                   (93)                  50

State                 Currently payable......................        376                   289                  395
                      Deferred...............................         75                   (47)                 (21)
                                                              ----------              ----------           ----------

                                                              $    2,077            $    1,179            $   1,863
                                                              ==========            ===========           ==========

Total                 Currently payable...................... $    1,768            $    1,319            $   1,834
                      Deferred...............................        309                  (140)                  29
                                                              ----------            ----------            ----------

                                                              $    2,077            $    1,179            $   1,863
                                                              ==========            ===========           ==========


                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)


      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. Significant components of the Company's net deferred tax liability as of December 31, 1996 and 1995 are as follows (amounts in thousands):



                                                                                               December 31,
Deferred Tax Liabilities:                                                           1996                     1995
                                                                                   ------                   ------

     Unamortized book gain in excess of unamortized tax gain
       on sale of SBA loans                                                        $  2,285              $   2,091
     Deferred loan costs                                                                618                    342
     Loans marked to market                                                             573                    339
     Other                                                                              351                    250
                                                                                   --------              ---------
                                                                                      3,827                  3,022
Deferred Tax Assets:
     Book loan loss allowance in excess of tax loan loss allowance                    1,603                  1,363
     State taxes paid or accrued                                                        153                    109
     Accrued personal leave                                                             248                    234
     Deferred compensation                                                              222                    159
     Unrealized loss on investment securities                                            21                      0
     Accrued expenses                                                                   582                    586
     Other                                                                              275                    157
                                                                                   --------              ---------
                                                                                      3,104                  2,608
                                                                                   --------              ---------
Net deferred tax liability                                                         $    723              $     414
                                                                                   ========              =========

      The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

      The total tax provision differs from the statutory federal income tax rates for the reasons shown in the following table:


                                                                                    December 31,
                                                             -------------------------------------------------------
                                                                   1996                   1995                  1994
                                                                   ----                   ----                  ----

Tax at statutory federal rate ...............................     35.0%                   35.0%                 35.0%
State taxes, net of federal benefit..........................      5.0                     4.4                   5.4
Income exempt from federal taxation..........................     (1.7)                   (0.4)                 (0.1)
Increase in cash surrender value
  of life insurance policies.................................     (0.7)                   (1.3)                 (0.9)
Other, net...................................................      0.8                     0.4                  (1.1)
                                                                  -----                   ------                ------

Effective tax rate...........................................     38.4%                   38.1%                 38.3%
                                                                  ====                    =====                 =====

8.    Commitments and Contingent Liabilities:

      Lease Payments. The Company is obligated for rental payments under certain operating lease, capitalized lease and contract agreements, some of which contain renewal options. Total rental expense included in net occupancy and equipment expense amounted to $1,106,000, $1,211,000 and $922,000, for the years ended December 31, 1996, 1995 and 1994, respectively. At December 31, 1996, future minimum rentals to be received under noncancelable subleases were approximately $419,000.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)


      At December 31, 1996, future minimum payments, by year and in the aggregate, under the capital leases and noncancellable operating leases with initial or remaining terms of one year or more consisted of the following (in thousands):

                                                                  Capital      Operating
                 Year                                             Leases         Leases

                 1997......................................      $    38      $    997
                 1998......................................           38           828
                 1999......................................           38           860
                 2000......................................           38           789
                 2001......................................           38           556
                 Thereafter................................          378         1,789
                                                                  -------      --------
                 Total minimum lease payments..............          568      $  5,819
                                                                               ========
                 Less amount representing interest.........         (295)
                                                                  -------

                 Present value of net minimum
                   lease payments..........................      $   273
                                                                  =======

      Commitments to Lend. In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and letters of credit, which are not reflected in the consolidated financial statements. As of December 31, 1996 and 1995, the Company had outstanding $78,053,000 and $46,030,000, respectively, in commitments to extend credit and $2,024,000 and $1,083,000, respectively, in standby letters of credit. At December 31, 1996, no losses are anticipated as a result of these commitments.

      Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants, and such commitments typically have fixed expiration dates and sometimes require payment of fees. Approximately
$20,639,000 of the commitments at December 31, 1996, relate to SBA loans which may require a construction phase, generally lasting less than 12 months. The remainder relate primarily to commercial lines of credit, construction loans, equity lines of credit, and commercial loans. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt or equity securities, or business assets.

      Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a client to a third party. These guarantees are issued to the Company's commercial clients, and are typically short-term in nature. Credit risk is similar to that involved in extending loan commitments to customers, and the Company accordingly uses evaluation and collateral requirements similar to those for loan commitments. Most such commitments are collateralized.

      Legal Actions. During 1987, the Bank took title, through foreclosure, of a property located in Placer County which subsequent to the Bank's sale of the property was determined to be contaminated with a form of hydrocarbons. At the time it owned the property, the Bank became aware of and investigated the status of certain underground tanks that had existed on the property. The Bank hired a consultant to study the tanks and properly seal them. Several years later, and after resale of the property, contamination was observed in the area of at least one of the buried tanks and along an adjoining riverbank of the Yuba River. The Bank, at the time of resale of the property, was not aware of this contamination adjacent to the tanks but was aware of the existence of the tanks and disclosed this to its purchaser.

A formal plan of remediation has not been approved by the County of Placer or the State Regional Water Quality Board but is being finalized by an independent consultant retained for this purpose. As a result of the discovery of the contamination, two civil lawsuits were instituted against the Bank and other prior owners by the current owner of the property, Rainbow Holding Company, who is also the Bank's borrower. One of the actions, the state court

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

matter, was dismissed by agreement of the parties. The other matter, filed in the summer of 1995 in the U.S. District Court, Eastern District of California, is ongoing, with a settlement conference anticipated in the next several months.

The Bank's external and internal counsel on this matter believe that the Bank's share of the cost of remediation and the costs of defense will not be material to the Bank's or the Company's performance and will be within existing reserves established by the Bank for this matter. It is also expected that clean-up of the property will be undertaken during 1997.

In addition, the Company is subject to some minor pending and threatened legal actions which arise out of the normal course of business and, in the opinion of Management and the Company's General Counsel, the disposition of these claims currently pending will not have a material adverse affect on the Company's financial position or results of operations.

      Reserves. The Company is required to maintain reserves with the Federal Reserve Bank of San Francisco equal to a percentage of its reservable deposits. The reserve requirement at December 31, 1996 and 1995 was $5,054,000 and $2,855,000, respectively.

9.    Capital Requirements and Regulatory Restrictions:

      The Company is regulated by the Federal Reserve Board and is limited as to the payment of dividends by California corporate law to the amount of its retained earnings. SierraWest Bank is regulated by the Federal Deposit Insurance Corporation (the "FDIC"), whose regulations generally do not limit the payment of dividends. In addition to the FDIC, SierraWest Bank is also regulated by the California State Banking Department. California banking laws limit cash dividends to the lesser of retained earnings or net income for the last three years, net of the amount of distributions made to shareholders during such period. At December 31, 1996, in accordance with statutory restrictions, $11,647,000 of Bancorp's retained earnings were restricted as to the payment of dividends; however, banking regulations also require that each bank maintain certain capital ratios. These requirements may further act to limit the payment of dividends.

      The Company and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and, possibly, additional discretionary - actions by regulators that, if undertaken, could have a material effect on the Company's consolidated financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's prompt corrective action classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

      The most recent notification from the Federal Deposit Insurance Corporation for the Bank as of December 31, 1996 and 1995 categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)




The Company's and the Bank's actual capital amounts (in thousands) and ratios are also presented, respectively, in the following tables.

                                                                                                     To Be Well Capitalized
                                                                               For Capital           Under Prompt Corrective
                                                           Actual         Adequacy Purposes            Action Provisions
                                                 Amount       Ratio         Amount       Ratio        Amount       Ratio
As of December 31, 1996:

    Total Capital (to Risk Weighted Assets):
        Consolidated                           $  46,668       13.6%     $  27,452        8.0%           N/A         N/A
        SierraWest Bank                           35,866       10.7%        26,816        8.0%        33,520       10.0%

    Tier I Capital (to Risk Weighted Assets):
        Consolidated                              33,846        9.8%        13,815        4.0%           N/A         N/A
        SierraWest Bank                           31,670        9.4%        13,477        4.0%        20,215        6.0%

    Tier I Capital (to Average Assets):
        Consolidated                              33,846        7.9%        17,137        4.0%           N/A         N/A
        SierraWest Bank                           31,670        7.6%        16,668        4.0%        20,836        5.0%


As of December 31, 1995:

    Total Capital (to Risk Weighted Assets):
        Consolidated                           $  42,610       16.6%     $  20,535        8.0%           N/A         N/A
        Truckee River Bank                        23,824       12.5%        15,247        8.0%        19,059       10.0%
        Sierra Bank of Nevada                      6,900       12.0%         4,600        8.0%         5,750       10.0%

    Tier I Capital (to Risk Weighted Assets):
        Consolidated                              29,787       11.6%        10,271        4.0%           N/A         N/A
        Truckee River Bank                        21,685       11.3%         7,676        4.0%        11,514        6.0%
        Sierra Bank of Nevada                      6,216       10.7%         2,324        4.0%         3,486        6.0%

    Tier I Capital (to Average Assets):
        Consolidated                              29,787        9.1%        13,093        4.0%           N/A         N/A
        Truckee River Bank                        21,685        9.2%         9,428        4.0%        11,785        5.0%
        Sierra Bank of Nevada                      6,216        7.7%         3,229        4.0%         4,036        5.0%


      SierraWest Bank's ratios are calculated under regulatory accounting principles, which differ from generally accepted accounting principles.


10.   Disclosures About Fair Value of Financial Instruments:

      Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose the fair value of financial instruments for which it is practicable to estimate that value. Although Management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimating technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

these estimates. Fair value has not been adjusted to reflect changes in market condition for the period subsequent to December 31, 1996 and 1995. Therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

      The following estimates and assumptions were used at December 31, 1996 and 1995, to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      Cash and Cash Equivalents. For cash and cash equivalents, the carrying amount is estimated to be fair value.

      Investment Securities and Mutual Funds. For investment securities and mutual funds, fair values are based on quoted market prices or dealer quotes. If a quoted price is not available, fair value is estimated using quoted market prices for similar securities.

      Loan Receivables. The fair value of non-SBA loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of loans held or available for sale is estimated using quoted market prices for similar loans or the expected gain in the case of loans being pooled for securitization. SBA loans in process which will become available for sale after final disbursement are valued at cost plus the estimated gain on sale but excluding any gain allocable to the undisbursed portion of the loans. In assigning current market rates, it has been assumed that these reflect future losses and that no additional provision for loan and lease losses is required. The unguaranteed portion of SBA loans not being pooled have been valued at book value, which approximates fair value. Loans on nonaccrual or work out status have been valued at an estimated average realization value for the underlying collateral based on past experience in liquidation of comparable loans.

      Excess Servicing. The unsold interest element of portions of SBA loans that have been sold is valued at the current rate paid by the market for SBA interest strips at December 31, 1996 and 1995.

      Cash Surrender Value of Life Insurance. The carrying amount is estimated to be the fair value.

      Deposit Liabilities. The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

      Convertible Debentures. Fair value is based on quoted market prices at December 31, 1996 and 1995.

      Commitments to Fund/Sell Loans. The Company's commitments to fund loans are primarily for adjustable rate loans indexed to the prime rate. For these commitments, there is no difference between the committed amount and fair value. At December 31, 1996 and 1995, the Company's commitments to fund fixed rate loans were at rates which approximated market. The unrealized gain from the subsequent sale of the commitment portion of SBA loans in process at December 31, 1996 and 1995 is estimated to be $839 thousand and $596 thousand, respectively.

      Derivative Financial Instruments. Based on quoted market prices at December 31, 1996, the interest rate swap had a negative fair value of $149 thousand.

      Letters of Credit. The Company's standby letters of credit have been valued based on the fees charged for such instruments at December 31, 1996 and 1995. The difference between the letter of credit amounts and the fair value of such amounts is immaterial.

      The Company did not hold any commitments to sell loans at December 31, 1996 or 1995.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                                                                           December 31, 1996
                                                                                  Carrying                    Fair
                                                                                   Amount                    Value

Financial Assets:
      Cash and cash equivalents.............................................   $      58,634           $      58,634
      Mutual funds..........................................................           1,335                   1,335
      Investment securities.................................................          33,881                  33,880
      Loans receivable......................................................         318,820                 328,971
      Excess servicing......................................................          14,338                  17,242
      Cash surrender value of life insurance................................           2,292                   2,292
                                                                               -------------           -------------

                                                                               $     429,300           $     442,354
                                                                               =============           =============

Financial Liabilities:
      Deposits..............................................................   $     399,651           $     400,471
      Convertible debentures................................................           8,520                  13,036
                                                                               -------------           -------------

                                                                               $     408,171           $     413,507
                                                                               =============           =============



                                                                                           December 31, 1995
                                                                                 Carrying                    Fair
                                                                                  Amount                     Value

Financial Assets:
      Cash and cash equivalents.............................................   $      39,189            $     39,189
      Mutual funds..........................................................           1,391                   1,391
      Investment securities.................................................          28,343                  28,350
      Loans receivable......................................................         236,124                 240,099
      Excess servicing......................................................          14,813                  16,797
      Cash surrender value of life insurance................................           2,170                   2,170
                                                                               -------------           -------------

                                                                               $     322,030           $     327,996
                                                                               =============           ==============

Financial Liabilities:
      Deposits..............................................................   $     293,154           $     294,046
      Convertible debentures................................................          10,000                  11,200
                                                                               -------------           -------------

                                                                               $     303,154           $     305,246
                                                                               =============           ==============


11.   Related Party Transactions:

      In the ordinary course of business, the Company makes loans to directors, senior officers and shareholders on substantially the same terms, including interest rates and collateral, as comparable transactions with unaffiliated persons. As of December 31, 1995, loans outstanding to directors, senior officers, and principal shareholders and their known associates which in aggregate exceeded $60,000 were approximately $208,000, including loans to a director who retired in 1996. There were no such loans outstanding at December 31, 1996. During 1996 there were $90,000 in loan disbursements and $234,000 in loan payments with respect to the loans outstanding at December 31, 1995.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

12.   Employee Stock Option Plan:

      Under the Company's 1988 stock option plan, 495,000 shares of stock were reserved for employee stock options. Options under this plan could be granted to full-time salaried officers and employees and to directors of Bancorp and its subsidiaries at the fair market value of the stock on the date of grant. With the exception of non-employee director options granted after August 16, 1995, options granted under the 1988 plan are exercisable for a period of five years, with 20% of the options vesting each year. Options granted to non-employee directors after August 16, 1995 are fully vested upon grant and have a term and exercise period of ten years. The 1988 plan was terminated in 1996 and replaced by a new plan, under which 450,000 shares are available for issuance. Options under this plan may be granted to full-time salaried officers and employees at the fair market value of the stock on the date of the grant. The options have a term of ten years and vesting provisions are determined by a committee of the Board of Directors, with a minimum of 20% of the options vesting each year.

      The following is a summary of stock option activity:

                                                                             Number of           Weighted Average
                                                                              Shares              Exercise Price


        Outstanding, January 1, 1994 ...................................      359,148                  $6.86
           Granted......................................................       25,000                   8.60
           Terminated...................................................      (42,604)                  7.68
           Exercised....................................................       (1,890)                  6.40
                                                                           ----------
        Outstanding, December 31, 1994 (65,626 exercisable
        at a weighted average price of $6.79)...........................      339,654                   6.89
           Granted .....................................................      163,288                  10.34
           Terminated ........................................... . . .      (108,763)                  6.70
           Exercised ...................................................      (20,590)                  6.91
                                                                            ---------
        Outstanding, December 31, 1995 (149,198 exercisable
         at a weighted average price of $8.33)..........................      373,589                   8.45
           Granted......................................................       75,000                  14.31
           Terminated...................................................      (25,340)                  7.80
           Exercised....................................................      (30,720)                  6.91
                                                                           ----------
        Outstanding, December 31, 1996..................................      392,529                   9.74

Additional information regarding options outstanding as of December 31, 1996 is as follows:

                                       Options Outstanding                                  Options Exercisable

                                        Weighted Average
                                            Remaining
    Range of             Number            Contractual         Weighted Average         Number       Weighted Average
 Exercise Prices       Outstanding         Life (Yrs)           Exercise Price        Exercisable     Exercise Price

$  4.75 -  5.00            13,250              0.9                    $4.91              8,950            $4.89
$  6.50 -  8.00           139,916              1.7                     7.03             75,162             7.01
$  9.25 -  9.75            96,163              7.5                     9.67             82,163             9.73
$ 11.25 - 15.50           143,200              6.9                    12.87             64,000            13.60
                          -------                                                      --------
 $  4.75 -15.50           392,529              5.0                     9.74            230,275             9.73
                          =======                                                      =======

At December 31, 1996, 375,000 shares were available for future grants under the 1996 plan.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

      Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using a binomial options pricing model with the following assumptions:
For non-employee grants made in 1995: expected life, seven years; risk free interest rate, 5.93%. For fully vested grants made in 1996: expected life, seven years; risk free interest rate, 5.97%. For all other employee grants made in 1996 and 1995: expected life, four years; risk free interest rates, 5.76% in 1996 and 5.79% in 1995. For all grants made in 1996 and 1995, stock volatility was assumed to be 30% and dividends were assumed to be payable at 2.5%. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 1995 and 1996 awards had been amortized to expense over the vesting period of the awards, pro forma net income would have been $1,722 thousand ($0.60 per share fully diluted) in 1995 and $3,133 thousand ($0.96 per share fully diluted) in 1996. However, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the 1995 and 1996 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.


13.   Convertible Debentures:

      During  1987,   Bancorp  sold  to  the  public  $250,000  of  9%  optional convertible debentures, convertible at the option of the holder at the end of seven years from the date of issue at $6.06 per share or redeemable at par.

      During 1994, $167,400 of Bancorp's 9% optional convertible debentures were converted into 27,619 shares of Bancorp common stock. The conversion rate was $6.06 per share. Of the remaining debentures, $72,600 were redeemed for cash, and $10,000 were converted into 1,650 shares in 1995.

      On February 8, 1994, Bancorp sold to the public $10,000,000 of 8 1/2 % optional convertible subordinated debentures, convertible at the option of the holder at $10.00 per share. These debentures mature on February 1, 2004 and are redeemable on or after February 1, 1997 in whole or in part at the option of Bancorp. The balance of convertible debentures outstanding at December 31, 1996 and 1995 was $8,520,000 and $10,000,000, respectively.

14.   Salary Continuation Plan:

      The Company has a Salary Continuation Plan covering certain of its senior officers and directors. Under this plan, the officers and directors or their beneficiaries will receive monthly payments after retirement or if earlier, death. The Company has accrued $104,820, $66,818 and $77,708 as compensation expense in 1996, 1995 and 1994, respectively, under this plan. To protect the Company in the event of death prior to retirement, the Company has secured life insurance on the lives of the covered officers and directors.

15.   Employee Stock Ownership Plan:

      Officers and other employees of Bancorp and its subsidiary are eligible for participation in the "SierraWest Bancorp KSOP Plan" (the "KSOP") which provides for a qualified cash or deferred arrangement and discretionary employer matching and profit sharing contributions. The Company contributes to the plan at the discretion of the Board of Directors. Contributions can take the form of cash contributions or Bancorp common stock. $238,000, $198,000, and $167,000 was contributed to the KSOP in 1996, 1995 and 1994, respectively.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

16.   Preferred Stock

      On  December  21,  1995,  the  Company  designated  200,000  shares of its
10,000,000 authorized preferred shares as Series A Junior Participating Preferred Stock (Series A stock). One share of Series A stock has the same voting and participation rights as one hundred shares of common stock. On this same date, the Company's Board of Directors adopted a shareholder rights protection plan (the Plan) and declared a dividend of one stock right for each share of common stock outstanding on January 16, 1996. Upon the occurrence of certain events, the right is convertible into one one-hundredth of a share of Series A stock for an exercise price of $40. As the rights are not convertible at the option of the holder and there is no assurance that they will become convertible, the Company has not assigned a value to the rights. The Plan became effective March 3, 1996.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)


17.   Other Expense:

      Other expense for the years ended December 31, 1996, 1995 and 1994 include the following (amounts in thousands):

                                                                      Year Ended December 31,

                                                                  1996          1995           1994
                                                                  ----          ----           ----

Advertising.................................                  $      600     $      715    $      298
Directors' fees and expenses................                         429            909           349
FDIC assessments............................                           4            284           575
Insurance(1)................................                         242            277           286
Legal fees..................................                         484            470           149
Postage.....................................                         337            304           249
Stationery and supplies.....................                         416            334           252
Telephone...................................                         374            350           262
Sundry losses...............................                         808          1,370           351
Other.......................................                       2,431          1,903         1,674
                                                              ----------     ----------    ----------

                                                              $    6,125     $    6,916    $    4,445
                                                              ==========     ==========    ==========

(1) Excludes medical insurance and workers' compensation premiums which are included in salaries and related benefits.

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)


18.   Condensed Parent Company Only Financial Statements:

SIERRAWEST  BANCORP STATEMENTS OF FINANCIAL CONDITION
December 31,  (in thousands except for share amounts)

                                                                                          1996                 1995
                                                                                          ----                 ----
ASSETS

Cash and cash equivalents.........................................................   $     3,655           $     5,166
Investment in subsidiaries........................................................        37,106                33,568
Due from subsidiary...............................................................            29                    13
Other   ..........................................................................         2,705                 2,133
                                                                                     -----------           -----------

      TOTAL ASSETS................................................................   $    43,495           $    40,880
                                                                                     ===========           ===========

LIABILITIES

Accrued expenses..................................................................   $     1,007           $     1,047
Due to subsidiary.................................................................            51                     0
Accounts payable..................................................................             1                     0
Convertible debentures............................................................         8,520                10,000
                                                                                     -----------           -----------

      Total Liabilities...........................................................         9,579                11,047
                                                                                     -----------           -----------

SHAREHOLDERS' EQUITY

Preferred stock, no par value; 9,800,000 shares
      authorized; none issued.....................................................             0                     0
Preferred stock series A, no par value; 200,000
      shares authorized; none issued..............................................             0                     0
Common stock, no par value; 10,000,000 shares authorized;
      2,771,139 and 2,592,419 shares issued and outstanding .....................         12,291                10,709
Retained earnings.................................................................        21,654                19,131
Unrealized loss on investment securities available for sale, net of
  tax of $21 and $6...............................................................           (29)                   (7)
                                                                                     -----------            -----------

      Total Shareholders' Equity..................................................        33,916                29,833
                                                                                     -----------           -----------

      TOTAL LIABILITIES & SHAREHOLDERS' EQUITY....................................   $    43,495           $    40,880
                                                                                     ===========           ===========


                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)

STATEMENTS OF INCOME
For the Years Ended December 31, (in thousands):

                                                                   1996                  1995                  1994
                                                                   ----                  ----                  ----
Income

Service fees.................................................  $     1,185           $     1,389           $     1,339
Dividends from subsidiary....................................        1,000                   300                     0
Interest income..............................................          166                   464                   355
Other income.................................................          283                   430                   382
                                                               -----------           -----------           -----------

        Total Income.........................................        2,634                 2,583                 2,076
                                                               -----------           -----------           -----------

Expense

Salaries and related benefits................................        1,553                 1,820                 1,693
Interest expense.............................................          728                   861                   792
Other expense................................................        1,362                 1,291                   967
                                                               -----------           -----------           -----------

        Total Expense........................................        3,643                 3,972                 3,452
                                                               -----------           -----------           -----------

Loss Before Income Tax Benefit
      and Equity in Undistributed Income
      of Subsidiary..........................................       (1,009)               (1,389)               (1,376)
Applicable income tax benefit................................          777                   665                   572
                                                               -----------           -----------           -----------

Income (Loss) Before Equity in Undistributed
      Income of Subsidiary...................................         (232)                 (724)                 (804)
Equity in Undistributed Income of
      Subsidiary.............................................        3,560                 2,640                 3,807
                                                               -----------           -----------           -----------

        NET INCOME...........................................  $     3,328           $     1,916           $     3,003
                                                               ===========           ===========           ===========

                                           SIERRAWEST BANCORP AND SUBSIDIARY

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      (continued)


STATEMENTS OF CASH FLOWS
For the Years Ended December 31, (in thousands):

                                                                   1996                  1995                  1994

                                                                   ----                  ----                  ----
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS
Cash flows from operating activities:
      Service fees received..................................  $     1,163           $     1,389           $     1,359
      Interest received......................................          172                   477                   329
      Other income received..................................          283                   325                   434
      Interest paid..........................................         (780)                 (861)                 (443)
      Cash paid to suppliers and employees...................       (2,723)               (2,767)               (3,330)
      Income tax refund......................................        1,098                   564                   536
                                                               -----------           -----------           -----------
Net cash used in operating activities........................         (787)                 (873)               (1,115)
                                                               -----------           -----------           -----------

Cash flows from investing activities:
      Capital expenditures...................................       (1,131)                 (164)                  (99)
      Loans purchased........................................            0                     0                (1,750)
      Loans sold.............................................            0                 1,813                     0
      Principal payments collected on loans..................            0                    42                     0
      Dividend received......................................        1,000                   300                     0
      Increase in investment in subsidiary...................            0                (2,000)                 (300)
                                                               -----------           -----------           ------------
Net cash used in investing activities........................         (131)                   (9)               (2,149)
                                                               -----------           -----------           -----------

Cash flows from financing activities:
      Net proceeds from issuance of common stock.............          212                   142                    12
      Dividend paid..........................................         (805)                 (624)                    0
      Proceeds from issuance of debentures...................            0                     0                10,000
      Cash paid to redeem debentures.........................            0                     0                   (73)
      Repurchase of common stock.............................            0                  (445)                    0
                                                               -----------           -----------           -----------
Net cash (used in) provided by financing activities..........         (593)                 (927)                9,939
                                                               -----------           -----------           -----------

Net (decrease) increase in cash and
      cash equivalents.......................................       (1,511)               (1,809)                6,675
Cash and cash equivalents beginning of year..................        5,166                 6,975                   300
                                                               -----------           -----------           -----------
Cash and cash equivalents end of year .......................  $     3,655           $     5,166           $     6,975
                                                               ===========           ===========           ===========


                                             SIERRAWEST BANCORP AND SUBSIDIARY

                                        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                        (continued)


                                                                   1996                  1995                  1994
                                                                   ----                  ----                  ----
RECONCILIATION OF NET INCOME
TO NET CASH USED IN
OPERATING ACTIVITIES

Net income...................................................  $     3,328           $     1,916           $     3,003
Adjustments to reconcile net income to net
      cash used in operating activities:
      Depreciation and amortization expense..................          241                   228                   217
      (Increase) decrease in due from subsidiary.............          (22)                    0                    28
      Increase (decrease) in due to subsidiary...............           51                     0                    (1)
      (Increase) decrease in prepaid expenses................           13                   (16)                   (3)
      Decrease (increase) in other assets....................          111                   108                  (717)
      (Decrease) increase in accrued expenses................         (270)                   37                   201
      Increase (decrease) in taxes payable...................          321                  (101)                  (36)
      Gain on loan sales.....................................            0                  (105)                    0
      Dividend from subsidiary...............................       (1,000)                 (300)                    0
      Equity in undistributed income of
        subsidiaries.........................................       (3,560)               (2,640)               (3,807)
                                                               -----------           -----------           -----------

        Total Adjustments....................................       (4,115)               (2,789)               (4,118)
                                                               -----------           -----------           -----------

Net cash used in operating
      activities.............................................  $      (787)          $      (873)          $    (1,115)
                                                               ===========           ===========           ===========


19.   Subsequent Event:

        In January 1997, Bancorp signed a definitive agreement to acquire Mercantile Bank, based in Sacramento, California. Mercantile shareholders will receive total compensation of $6.6 million, subject to certain adjustments primarily based upon the level of deposits and capital, consisting of 50% cash and 50% stock. Mercantile has total assets of approximately $46 million, and the transaction is expected to close in June, 1997, subject to the approval of Mercantile's shareholders and federal and state regulators.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements on accounting disclosures with accountants.

                                                       PART III

ITEM 10.   DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT


                                            Year
                                            First
                                            Appointed            Principal Occupation
Name and Title                      Age     Director               During the Past Five Years

Current Directors

David W. Clark                      59      1990                Chairman/CEO of Clark and Sullivan
                                                                Constructors, Inc. since January 1977.

Ralph J. Coppola                    62      1996                Self-employed physician and auto dealer.

William T. Fike                     49      1992                President/CEO and Director of Bancorp since July
                                                                1992.  President/CEO of SierraWest Bank since
                                                                October 1996.  Executive Vice President and
                                                                Chief Operating Officer of the Company from May
                                                                1991 to July 1992.

Richard S. Gaston                   63      1995                President and director of GAC Corporation and
                                                                Gaston & Wilkerson Management Group, real estate
                                                                management companies.

Jerrold T. Henley                   58      1986                Chairman of the Company since July 1992.  President/CEO
                                                                of the Company from its inception to June 1992.
                                                                Holds directorship in Community Assets Management,
                                                                a registered investment company.

John J. Johnson                     63      1996                Retired.  Owner, Johnson's Sporting World, Reno,
                                                                Nevada until April 1992.

Ronald A. Johnson                   56      1996                Self-employed CPA and financial consultant.

A. Morgan Jones                     64      1986                Attorney.  President and director of Truckee River
                                                                Associates (commercial real estate management,
                                                                development and sales).

Jack V. Leonesio                    53      1986                Owner of a restaurant/bar in Truckee, California
                                                                since 1973 and co-owner of a bar in Reno, Nevada
                                                                since April 1994.

William W.  McClintock              51      1986                Self-employed CPA and financial consultant.

Thomas M. Watson                    53      1986                Managing Officer, Truckee River Associates.

Executive Officers

William T. Fike                     49                          President/CEO and Director of Bancorp since July
                                                                1992. President/CEO of SierraWest Bank since
                                                                October 1996.  Executive Vice President and
                                                                Chief  Operating Officer of the Company from
                                                                May 1991 to July 1992.





                                                                            Principal Occupation
Name                                Age                                     During the Past Five Years

David C. Broadley                   53                          Executive Vice President and Chief Financial
                                                                Officer of Bancorp since February 1994.
                                                                Executive Vice President and Chief Financial
                                                                Officer of SierraWest Bank since February 1995.
                                                                Senior Vice President and Chief Financial Officer
                                                                of Bancorp, from 1985 to 1994.

Martin R. Sorensen                  53                          Executive Vice President and Chief Banking
                                                                Officer of SierraWest Bank since October, 1996.
                                                                President, CEO and Chief Banking Officer of
                                                                SierraWest Bank from May 1994 to October 1996.
                                                                Executive Vice President of Bancorp from
                                                                November 1995 to October 1996.  President and
                                                                CEO of Codding Bank from March 1992 through
                                                                April 1994.

Patrick S. Day                      47                          Executive Vice President and Chief Credit Officer
                                                                of the Company since July 1995.  Executive Vice
                                                                President and Chief Operating Officer of Business
                                                                & Professional Bank from January through June
                                                                1995.  Principal of PSD Associates,  a bank
                                                                consulting company, from 1993 to 1995.
                                                                Executive Vice President and Chief Credit Officer
                                                                of Bank of San Francisco from 1991 to 1993.
                                                                Vice President of First Interstate Bank of
                                                                California from 1988 to 1991.

Mary Jane Posnien                   53                          Senior Vice President of Operations for
                                                                SierraWest Bank since November 1995. Senior
                                                                Vice President of Operations for Sierra Bank of
                                                                Nevada from March 1995 to November 1995.
                                                                Vice President of Operations for Sierra Bank of
                                                                Nevada from December 1993 to March 1995.
                                                                Manager of Gotcha Covered, a carpet/window
                                                                covering store from 1991 through 1993.

None of the directors or executive officers were selected pursuant to any arrangement or understanding other than with the directors and executive officers of the Company acting within their capacities as such. There are no family relationships between any of the directors and executive officers of Bancorp. The directors have been elected to serve until the 1997 Annual Meeting of Shareholders and until their successors have qualified. The executive officers are appointed until the 1997 Annual Meeting of Shareholders and are subject to at-will termination by the Company, except as provided in any applicable employment contract. There are no legal proceedings involving directors or executive officers.

Section 16(a) Beneficial Ownership and Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, certain officers and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and Nasdaq. Directors, certain officers and greater than ten-percent shareholders ("Reporting Persons") are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that from January 1, 1996, to December 31, 1996, all filing requirements applicable to its Reporting Persons were complied with, except that Mr. McClintock and Mr. Peter Raffetto were each late in filing a Form 4 covering one transaction, Mr. A. Milton Seymour was late in filing a Form 4 covering three transactions and Mr. Watson reported on Form 5 a sale that should have been reported earlier on Form 4.


ITEM 11.  EXECUTIVE COMPENSATION

                                     Summary Compensation Table
                                                                             Long-Term Compensation
                               Annual Compensation                    Awards                 Payouts

                                                                        (# of
                                                                         Shares)       # of
Name and                                                     Other       Restricted    Shares        LTIP     All
Principal                                                    Annual      Stock         Options/      Pay-     Other
Position                Year        Salary       Bonus       Comp.       Awards        SARS          Outs     Comp.
--------                ----        ------       -----       ------      ----------    --------      ----     -----
William T. Fike         1996       $ 230,384(1) $      0     $  4,643        0           50,000         0     $  17,371
President/CEO of        1995       $ 200,000    $      0     $  3,451        0           10,000         0     $  16,444
the Company             1994       $ 197,083    $ 62,601     $  3,360        0           10,000         0     $  15,296

David C. Broadley       1996       $ 131,256    $      0     $    106        0                0         0     $  19,787
Executive Vice          1995       $ 130,214    $      0     $      0        0            6,000         0     $  18,634
President/CFO           1994       $ 122,170    $ 31,045     $      0        0                0         0     $  17,289
of the Company

Martin R. Sorensen      1996       $ 147,565    $      0     $  1,530        0                0         0     $  22,233
Executive Vice          1995       $ 145,834    $      0     $  2,808        0            6,000         0     $  32,032
President of the Bank   1994       $  93,333    $ 30,047     $  3,617        0           15,000         0     $   5,552

Patrick S. Day(2)       1996       $ 126,519    $      0     $  3,858        0                0         0     $   1,891
Executive Vice          1995       $  57,293    $      0     $  1,005        0           14,000         0     $     123
President of the
Company

Notes:

(1) Includes payment of accrued vacation pay of $30,384.
(2) Hired in 1995.

Bonus - Bonuses are paid in the year after they are earned. For purposes of this table, bonuses have been reflected in the year earned, not the year paid. No bonuses were earned by the executives listed above in 1995 or 1996.

Other Annual Compensation - Includes value of personal use of Company provided automobiles and reimbursements for the personal portion of club dues and spousal travel expenses.

All Other Compensation - Includes the following:


                                                                  1996            1995           1994
                                                                  ----            ----           ----

Company Contribution to 401(k) Plan For:

Mr. Fike                                                          $    4,652       $    4,750    $    4,264
Mr. Broadley                                                      $    3,896       $    3,742    $    3,485
Mr. Sorensen                                                      $    4,427       $    4,375    $        0
Mr. Day                                                           $      938       $        0    $        0

Company Contributions to ESOP Plan For:

Mr. Fike                                                          $    1,260(1)    $    1,169     $    1,353
Mr. Broadley                                                      $      718(1)    $    1,015     $    1,102
Mr. Sorensen                                                      $      807(1)    $    1,159     $        0
Mr. Day                                                           $      692(1)    $        0     $        0

(1)  Amount estimated for 1996,  pending final plan accounting for the 1996 plan year.

Moving Expense Reimbursement Paid To:

Mr. Sorensen                                                      $        0       $    2,229     $    4,846

Allocations to Salary Continuation Plan For:

Mr. Fike                                                          $     9,858      $     8,924    $    8,078
Mr. Broadley                                                      $    13,675      $    12,379    $   11,204
Mr. Sorensen                                                      $    15,789      $    23,059    $        0

Cost of life insurance provided by Company of which the benefit exceeded $50,000
For:

Mr. Fike                                                          $    1,601       $    1,601    $    1,601
Mr. Broadley                                                      $    1,498       $    1,498    $    1,498
Mr. Sorensen                                                      $    1,210       $    1,210    $      706
Mr. Day                                                           $      261       $      123    $        0

The following table shows the options issued during 1996 for those individuals listed in the summary table:

                                       Option/SAR Grants During 1996 Fiscal Year

                                            Percent of
                                               total
                                           options/SARs                                        Potential realizable value
                                            granted to                                         at assumed annual rates of
                         Options/SARs      employees in     Exercise or                       stock price appreciation for
                            granted         fiscal year     base price         Expiration              option term
        Name                  (#)               (%)            (/Sh)              date                   5%          10%
-------------------------------------------------------------------------------------------------------------------

William T. Fike            50,000              66.7          $  14.25         June 30, 2006        $448,087     $1,135,542

-------------------------------------------------------------------------------------------------------------------

The following table shows the number of unexercised options at year-end and the value of the unexercised In- the-Money options at year-end for those individuals listed in the summary table:

                    Aggregated Option/SAR Exercises In Last Fiscal Year and FY-End Option/SAR Value
                                                                                Value of
                                                 Number of                      Unexercised
                                                 Unexercised                    In-The-Money
                  Shares                         Options/SARS at                Options/SARS At
                  Acquired                       FY-End-#Shares                 FY End-$
                  on             Value           Exercisable/                   Exercisable/
Name              Exercise       Realized        Unexercisable                  Unexercisable
----              --------       --------        ------------------             -------------
Mr. Fike               0            $0            70,850 / 23,900               $231,125 /160,750
Mr. Broadley           0            $0            16,050 / 14,700               $133,800 /106,200
Mr. Sorensen           0            $0             7,200 / 13,800               $ 50,100 / 87,900
Mr. Day                0            $0             2,800 / 11,200               $ 15,900 / 63,600

The value of unexercised In-the-Money options is calculated by subtracting the exercise price from the fair market value at December 31, 1996 of the securities underlying the options.

Salary Continuation Plan

The Company has entered into agreements with certain directors of the Company, the Bank and the Bank's former subsidiary, Sierra Tahoe Mortgage Company, and certain executive officers of the Company, to provide for salary continuation benefits upon the retirement or earlier death of the directors and executive officers. The benefits pursuant to this plan are: $50,000 per year for Messrs. Fike and Sorensen and $40,000 per year for Mr. Broadley payable for a period of 20 years following retirement at age 65 or earlier death. Benefits for the participating directors are $4,000 per year for 15 years, beginning 15 years after their respective plan commencement dates.

In the event of earlier death, the benefits are payable to the officer's or director's designated beneficiary. The Company has secured life insurance policies for the purpose of protecting it from loss in the event of earlier death. In the event of earlier retirement or early termination of office or employment of the officer or director, a reduced benefit is payable. At the option of the officer or director the benefit may be received in a lump sum based on a discounted formula. Accrued benefits for both officers and directors vest 20% per year over a five-year period from the date of association with the Company. Additionally, there are restrictions on the covered individual from engaging in any competing occupation upon retirement and provisions requiring the covered individual to perform advisory services, for compensation, for a period of five (5) years following retirement or early termination of office or employment.

During 1996 the agreements of Messrs. Fike, Broadley and Sorensen and certain directors of SWB were modified to provide for an acceleration of benefits such that the full amount due under the agreement would become payable in the case of a change of control of the Company. For the Directors' plans this would be in the form of a lump sum payment based on a discounted formula. The plans for Messrs. Fike, Broadley and Sorensen provide for this payment in the form of 240 equal monthly installments. The agreements were further modified to eliminate the restrictions described above related to engaging in a competing occupation and the performance of advisory services upon a change in control.

As of December 31, 1996, executive officers were credited with the following accrued benefits under this Plan:

David C. Broadley                         $ 94,163
William T. Fike                             44,851
Martin R. Sorensen                          38,848


Employment Agreements

Effective October 1, 1994, the Company entered into an employment agreement with Mr. Fike covering the terms of his employment, compensation, and conditions of termination. Unless employment is terminated or the agreement is extended, Mr. Fike's employment will continue until December 31, 1999. His base salary was set initially at $200,000 per year and he is eligible for bonuses and participation in all employee benefit programs. He will be considered for periodic increases in base salary at the discretion of the Board of Directors. He will continue to participate in the Salary Continuation Plan, be provided with a Company car and a country club membership. In the event of termination without cause, Mr. Fike will receive all amounts owing to him at the date of termination and a lump-sum severance payment equal to eighteen months' base salary. During the month of February 1997, Mr. Fike's base salary was increased to $250,000 per year.

In 1996, Messrs. Broadley, Sorensen, and Day entered into Senior Manager Separation Benefits Agreements. Under the terms of these agreements, certain benefits would become payable to the manager in the event of the termination of employment for any reason, other than a material violation of the Company's personnel policies and procedures. The benefit includes one year's base salary (as to Messrs. Broadley and Sorensen) or nine months' base salary (as to Mr.
Day) paid as a lump sum or in 24 equal semi-monthly payments (as to Messrs. Broadley and Sorensen) or 18 equal semi-monthly payments (as to Mr. Day), at the election of the executive officer. If the semi-monthly payments are chosen, health benefits continue to be provided on the same terms as during active employment. For Messrs. Broadley and Sorensen, in the event of a change in control or reorganization of the Company, the executive officer may, within a nine month period, resign from the Company and receive the same benefits as would be payable upon involuntary termination.

Compensation of Directors

Directors' fees for board and committee meetings are as follows:

                                                         Board Meetings           Committee Meetings
                                        Retainer             Attendance         Retainer          Attendance
Chairman of the Board                $3,383/month              $0               $0                   $0
Director                             $1,500 - 1,600/month      $0 (1)           $0                   $150/meeting(2)
Committee Chairman                   N/A                       N/A              $100/month           $150/meeting(2)

(1) Compensation for attendance at special board meetings is $100 per director per meeting.
(2)  Attendance at Directors' Loan Committee is $250 per meeting.

In addition to the above fees, an educational allowance is determined annually by the Board. The Chairman of the Board allocates funds for educational expenses pursuant to requests submitted by each director until the allowance is exhausted.

The Company's Deferred Compensation and Stock Award plan is provided to members of the Board of Directors who are not employees of SWB ("Outside Directors") or of its subsidiary. Under this plan Outside Directors are required to defer one-third of their fees for regular board meetings in the form of a promise by SWB to deliver common stock and the remaining amount of director fees may also be deferred and paid in common stock at the election of the director. The purpose of this plan is to enable Outside Directors to defer receipt of compensation for their services to later years and to provide part of the compensation for their services in a promise to deliver shares of SWB common stock in order to better align the interests of Outside Directors with those of the Company's shareholders.

Expenses for the directors and their spouses related to attendance at the Company's Annual weekend directors' retreat are paid for by the Company. Directors are eligible for coverage under the Company's group health insurance plan. Premiums for health insurance coverage are shared between the director and the Company on the same basis as that for Company employees. Additionally, the Company pays for premiums covering the first $25,000 of accidental death benefits and the administration of KEOGH plans for directors, if they elect to participate.

The Company maintains a salary continuation plan (see "Salary Continuation Plan" herein) for its executive officers, certain senior officers and its directors. As of December 31, 1996, the Company's non-employee directors were credited with $72,184 in accrued benefits under the directors' salary continuation plan. The Company allocated $14,691 to the Salary Continuation Plan in 1996 on behalf of its non-employee directors.

Personnel/Compensation Committee Interlocks and Insider Participation

With the exception of Jerrold Henley and William Fike, no member of the Personnel/Compensation Committee is a former or current officer or employee of the Company. Mr. Henley retired as President and CEO of the Company in June 1992. Mr. Fike succeeded Mr. Henley as President and CEO of the Company. There are no compensation committee interlocks between the Company and other entities involving Company executive officers and Company directors.

ITEM 12.   SHARE HOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Management of Bancorp knows of no person who owns, beneficially or of record, either individually or together with associates, five percent (5%) or more of the outstanding shares of Bancorp's common stock, except as set forth in the table below. This table also sets forth, as of March 1, 1997, the number and percentage of shares of Bancorp's outstanding common stock beneficially owned, directly or indirectly, by each of Bancorp's directors, named executive officers and principal shareholders, and by the directors and executive officers of the Company as a group. The shares "beneficially owned" are determined under Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which a director, principal shareholder, or executive officer has sole or shared voting or investment power and shares which such person has the right to acquire within sixty (60) days of March 1, 1997. Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of Bancorp.

                               Shares                     Shares
                               Owned with                 Owned with
                               Sole Voting                Shared                Shares
                               and                        Voting and            Acquirable                    Percent
                               Investment                 Investment            within                        of
Beneficial Owner               Power                      Power                 60 days(1)    Total Shares    Class
----------------               ------------               ------------          ----------    -------------   -----

Directors and Named
Executive Officers
David W. Clark                         981                       19,064            6,316          26,361            *
William T. Fike                      4,594                          726           72,500          77,820         2.6%
Ralph J. Coppola                     2,941                        1,148            1,124           5,213            *
Jerrold T. Henley                                                49,452           11,964          61,416         2.1%
John J. Johnson                      1,217                        2,157            1,829           5,203            *
Ronald A. Johnson                    2,788                                           773           3,561            *
A. Morgan Jones                      1,164                          619            8,449          10,232            *
Jack V. Leonesio                    14,181                                           199          14,380            *
William W. McClintock               12,650                                        10,449          23,099            *
Richard Gaston                         110                        3,429            1,784           5,323            *
Thomas M. Watson                     7,202                          344            8,893          16,439            *
David C. Broadley                    9,067                        1,431           16,050          26,548            *
Patrick S. Day                       1,500                                           800           2,300            *
Martin R. Sorensen                      38                                                            38            *

Total for Directors
and Executive Officers
(numbering 15)                      58,501                       78,370          141,730         278,601         9.1%

Principal Shareholders

Investors of America, L.P.
39 Glen Eagles Drive
St. Louis, MO 63124                                                              282,900         282,900         8.8%

------------
* less than one percent

(1) Includes shares that can be purchased through Bancorp's stock option plan. Also includes 3,500 and 2,000 shares acquirable through debenture conversion for Mr. Henley and Mr. McClintock, respectively. For non-employee directors, includes 199 shares earned under the Directors Deferred Compensation and Stock Award Plan for all but Mr. Clark and Mr. Henley (214 shares), Mr. Watson (643 shares), and Mr. Coppola (596 shares).

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Some of the directors of Bancorp and the companies with which they are associated are customers of, or have had banking transactions with, SierraWest Bank in the ordinary course of their business and SierraWest Bank expects to have banking transactions with these persons in the future. In Management's opinion, since January 1, 1996, all loans and commitments to lend included in such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and, in the opinion of Management, did not involve more than a normal risk of collectibility or present other unfavorable features.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

         A.       The following documents are filed as a part of this report:

                  1.    Financial Statements set forth on pages 44 through 78:

                          (i) Consolidated Statements of Financial Condi-tion as of December 31, 1996, and 1995.

                         (ii) Consolidated Statements of Income for the years ended December 31, 1996, 1995 and 1994.

                        (iii)      Consolidated   Statements   of   Changes   in
                                   Shareholders' Equity for the years ended December 31, 1996, 1995 and 1994.

                         (iv) Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994.

                          (v) Notes to Consolidated Financial Statements for the years ended December 31, 1996, 1995 and 1994.

                         (vi)      Report of Independent Auditor.


                  2.    Financial Schedules:

                        None required.

                        Reports on Form 8-K:

                        The Bancorp filed one Form 8-K since the filing of the last Form 10-Q. Dated January 24, 1997, it reported the signing of a definitive agreement by Bancorp to acquire Mercantile Bank.

Exhibits

Exhibit
Number        Description

    2.1 Plan of Acquisition and Merger by and between SierraWest Bancorp, SierraWest Bank and Mercantile Bank, filed as Exhibit 2 to
              Registrant's Form 8-K dated January 24, 1997, and by this reference incorporated herein.

    3.1 Articles of Incorporation and by-laws, filed as Exhibit 3.1 to Registrant's 1993 Annual Report on Form 10-K, and by this reference incorporated herein.

    3.2       Amendment  to  Articles of  Incorporation  and  by-laws,  filed as
              Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

    4.1 Form of Indenture between the Registrant and American Stock Transfer & Trust Company, as Trustee, relating to the issuance of the 8.5% Subordinated Convertible Debentures due 2004, filed as
              Exhibit 4.1 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

    4.2       Form of Debenture (included in Exhibit 4.1).

    4.3 Rights Agreement between Sierra Tahoe Bancorp and American Stock Transfer & Trust Co., dated January 16, 1996, filed as Exhibit 4 to Registrant's Form 8-A dated January 3, 1996, and by this reference incorporated herein.

   10.1       Form of Financial  Advisory and Sales Agency  Agreement,  filed as
              Exhibit 10.1 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

   10.2 Sierra Tahoe Bancorp KSOP Plan, filed as Exhibit 10(m) to the Registrant's 1992 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.3 Interest Rate Swap Agreement between Truckee River Bank and Sanwa Bank California, dated March 1, 1996, filed as Exhibit 10.3 to Registrant's 1995 Annual Report on Form 10-K and by this reference incorporated herein.

   10.4 Sublease Agreement between Truckee River Bank and Pacific Pawnbrokers, effective February 1, 1996, filed as Exhibit 10.4 to Registrant's 1995 Annual Report on Form 10-K and by this reference incorporated herein.

   10.5 License and Service Agreement between Registrant and Essieh & Associates, Inc., dated October 6, 1992, filed as Exhibit 10(r) to Registrant's 1992 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.6 Rental lease between Truckee River Bank and Haciett Management Corporation (SBA Reno office), dated January 28, 1993, filed as
              Exhibit 10(t) to Registrant's 1992 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.7 Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and Mary Jane Posnien, dated January 10, 1996.

   10.8 Purchase and Sale Agreement between Rubin-Sadd Development Company and Sierra Bank of Nevada dated December 15, 1995, filed as
              Exhibit 10.8 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.9 Agreement between Registrant and American Institute of Banking/California, filed as Exhibit 10(v) to Registrant's 1992 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.10 Amendments to Sierra Tahoe Bancorp KSOP Plan, dated June 24, 1993 and September 14, 1994, filed as Exhibit 10.10 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.11      Three Agreements re Deferred Compensation for Executives, filed as
              Exhibit 10(d) to the Registrant's 1986 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.12 Stock Plan Agreement, Incentive Stock Option Agreement and a Non-Qualified Stock Option Agreement for the Registrant, filed as
              Exhibit 10(b) to Registrant's 1988 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.13 Equipment Sale Agreement between Sierra Tahoe Service Company and Information Technology Inc., dated November 22, 1991, filed as
              Exhibit 10(g) to Registrant's 1991 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.14 Employment Agreement between Registrant and William T. Fike, dated December 22, 1994, filed as Exhibit 10.14 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.15 Stock Option Agreement between Sierra Tahoe Bancorp and Richard S. Gaston dated August 17, 1995, filed as Exhibit 10.15 to
              Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.16 Contract between Registrant and Federal Home Loan Mortgage Corporation, dated March 31, 1992, and Attachment to Master Commitment Agreement, dated April 9, 1992, filed as Exhibit 28(5) to Registrant's March 31, 1992 Quarterly Report on Form 10-Q, and by this reference incorporated herein.

   10.17 Stock Option Agreement between Sierra Tahoe Bancorp and David W. Clark dated August 17, 1995, filed as Exhibit 10.17 to
              Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.18 Stock Option Agreement between Sierra Tahoe Bancorp and William W. McClintock dated August 17, 1995, filed as Exhibit 10.18 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.19 Sierra Tahoe Bancorp 1996 Stock Appreciation Rights Plan, filed as Exhibit C to Registrant's Proxy Statement for its July 23, 1996 annual meeting of shareholders, and by this reference incorporated herein.

   10.20 Employee Stock Ownership Plan, filed as Exhibit 9 to Registrant's Registration Statement on Form S-4, (Registration No. 33-3915), and by this reference incorporated herein.

   10.21 Cafeteria Plan Agreement, filed as Exhibit 10(f) to Registrant's 1986 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.22 Form of Trust Indenture, filed as Exhibit 4 to Registrant's Registration Statement on Form S-2, dated June 25, 1991
              (Registration No. 33-41398), and by this reference incorporated herein.

   10.23      Directors'  Agreement,   filed  as  Exhibit  2.3  to  Registrant's
              Registration Statement on Form S-4, (Registration No. 33-34954), and by this reference incorporated herein.

   10.24 Sierra Tahoe Bancorp 1988 Stock Option Plan, filed as Exhibit 28 to Registrant's Registration Statement on Form S-8, dated April 10, 1989 (Registration No. 33-28004), and by this reference incorporated herein.

   10.25 Lease Agreement "Gateway at Donner Pass Limited" between Truckee River Bank (Tenants) and Gateway at Donner Pass Limited
              (Landlords), dated May 21, 1991, filed as Exhibit 28(G) to Registrant's September 30, 1991 Quarterly Report on Form 10-Q, and by this reference incorporated herein.

   10.26 Grass Valley Lease Agreement between Ray Stone Incorporated and Truckee River Bank, filed as Exhibit 28(G) to Registrant's September 30, 1990 Quarterly Report on Form 10-Q, and by this reference incorporated herein.

   10.27 Lease and Memorandum of Lease between Walter Neal Olson and Patricia Olson (Lessors) and Wells Fargo Bank, a California banking corporation (Lessee), dated November 5, 1962, as amended on March 8, 1973, filed as Exhibit 10.29 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

   10.28 Sublease between Wells Fargo Bank, N.A., a national banking association (Sublessor), and Truckee River Bank, a California Statement Bank (Sublessee), dated December 1, 1984, filed as
              Exhibit 10.30 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO.
              33-72498), and by this reference incorporated herein.

   10.29 Lease between Jerome Bunch, for himself and his assigns (Lessor), and Truckee River Bank (Lessee), dated July 10, 1984, filed as
              Exhibit 10.31 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

   10.30 Lease between Charles E. Nagy and Martha Nagy (Lessor) and Truckee River Bank (Lessee), dated June 10, 1989, filed as Exhibit 10.32 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

   10.31 Lease between Truckee River Bank (Sublessor) and Tran-Sierra Investment, Inc. (Sublessee), dated February 27, 1991, filed as
              Exhibit 10.33 to Registrant's Registration Statement on Form S-2, dated February 5, 1994 (Registration NO. 33-72498), and by this reference incorporated herein.

   10.32 Credit Agreement between Sanwa Bank California and Truckee River Bank dated October 10, 1995, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and by this reference incorporated herein.

   10.33 Equipment Sale Agreement between Information Technology, Inc., and Truckee River Bank, filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and by this reference incorporated herein.

   10.34 Lease between Midby-Rancho Partnership (Lessor) and Truckee River Bank (Lessee), dated November 23, 1993, filed as Exhibit 10.34 to Registrant's 1993 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.35 Stock Option Agreement between Sierra Tahoe Bancorp and Thomas M. Watson dated August 17, 1995, filed as Exhibit 10.35 to
              Registrant's 1995 Annual Report on Form 10-K , and by this reference incorporated herein.

   10.36 Stock Option Agreement between Sierra Tahoe Bancorp and Jerrold T. Henley dated August 17, 1995, filed as Exhibit 10.36 to
              Registrant's 1995 Annual Report on Form 10-K , and by this reference incorporated herein.

   10.37 Stock Option Agreement between Sierra Tahoe Bancorp and A. Morgan Jones dated August 17, 1995, filed as Exhibit 10.37 to
              Registrant's 1995 Annual Report on Form 10-K , and by this reference incorporated herein.

   10.38 Sierra Tahoe Bancorp 1996 Stock Option Plan, filed as Exhibit A to Registrant's Proxy Statement for its July 23, 1996 annual meeting of shareholders, and by this reference incorporated herein.

   10.39 Director's remuneration continuation agreement between Sierra Tahoe Bancorp and David Clark, dated October 1, 1993, filed as
              Exhibit 10.39 to Registrant's 1993 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.40      Settlement Agreement and Mutual Release of All Claims re:
              American River Bank, et al. v. Mutual Fund, Inc., et al. dated March 22, 1996, filed as Exhibit 10.40 to Registrant's 1995 Annual Report on Form 10-K , and by this reference incorporated herein.

   10.41 Federal funds facility agreement between Union Bank of California and Truckee River Bank dated April 8, 1996, filed as Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and by this reference incorporated herein.

   10.42 First Amendment to Senior Management Benefits Agreement between Sierra Tahoe Bancorp and David C. Broadley, dated April 2, 1996, filed as Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, and by this reference incorporated herein.

   10.43 Incentive Stock Option Agreement between Registrant and Martin R. Sorensen, dated May 18, 1994, filed as Exhibit 10.44 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.44 Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and Patrick S. Day, dated January 10, 1996, including First Amendment dated April 2, 1996, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.45 Deferred Fee Agreement between Sierra Tahoe Bancorp and Thomas M. Watson, dated June 19, 1996, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.46 Federal Funds Agreement between Bank of California and Truckee River Bank, dated March 31, 1994, filed as Exhibit 10.47 to Registrant's 1995 Annual Report on Form 10-K , and by this reference incorporated herein.

   10.47      Agreement  between  American  Financial  Skylink and Sierra  Tahoe
              Bancorp, dated August 1, 1994, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994, and by this reference incorporated herein.

   10.48 Deferred Fee Agreement between Sierra Tahoe Bancorp and R. Coppola, dated June 12, 1996, filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.49 Revolving Line of Credit Agreement between First Security Bank of Idaho and Truckee River Bank, dated September 23, 1994, filed as
              Exhibit 10.50 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.50 Credit Agreement between Sanwa Bank California and Truckee River Bank, dated July 29, 1994, filed as Exhibit 10.51 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.51 Modification to sublease dated September 24, 1994 between First Commercial Title, Inc. and Sierra Tahoe Mortgage Company, dated January 31, 1995, filed as Exhibit 10.52 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.52 Lease Agreement between Hulse-Kinsey Trust and Truckee River Bank, dated February 10, 1995, filed as Exhibit 10.53 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.53 Assignment of License Agreements between Information Technology, Inc., Sierra Tahoe Servicing Corporation and Truckee River Bank, dated March 3, 1993, filed as Exhibit 10.54 to Registrant's 1994 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.54 Deferred Fee Agreement between Sierra Tahoe Bancorp and Ronald A. Johnson, dated May 23, 1996, filed as Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.55 Fourth Addendum to Lease Agreement between Edwin Holt and Sierra Bank of Nevada, dated February 17, 1995, filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and by this reference incorporated herein.

   10.56      Credit  Agreement  between  Sierra  Bank  of  Nevada  and  Bank of
              California, dated March 21, 1995, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, and by this reference incorporated herein.

   10.57 Lease Agreement between Truckee River Bank and Realty Advisors, Inc., filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and by this reference incorporated herein.

   10.58 Lease Agreement Between Truckee River Bank and Western Investment Real Estate Trust and Pinecreek Shopping Center Associates, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and by this reference incorporated herein.

   10.59 Construction agreement between Sierra Bank of Nevada and Shaver Construction, Inc., filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, and by this reference incorporated herein.

   10.60 Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and Martin R. Sorensen dated January 17, 1996, filed as
              Exhibit 10.61 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.61 Executive Salary Continuation Agreement between Sierra Tahoe Bancorp and Martin R. Sorensen, dated March 31, 1995, filed as
              Exhibit 10.63 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.62 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and Martin R. Sorensen dated December 20, 1995, filed as Exhibit 10.64 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

  10.63 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and William T. Fike dated December 20, 1995, filed as Exhibit 10.67 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.64 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and Pat Day dated December 20, 1995, filed as Exhibit 10.68 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.65 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and David Broadley dated December 20, 1995, filed as Exhibit 10.69 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.66 Incentive Stock Option Agreement between SierraWest Bancorp and Mary Jane Posnien, dated December 23, 1996.

   10.67 Senior Manager Separation Benefits Agreement between Sierra Tahoe Bancorp and David C. Broadley dated January 17, 1996, filed as
              Exhibit 10.71 to Registrant's 1995 Annual Report on Form 10-K, and by this reference incorporated herein.

   10.68 Deferred Fee Agreement between Sierra Tahoe Bancorp and David W. Clark, dated May 28, 1996, filed as Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.69 Deferred Fee Agreement between Sierra Tahoe Bancorp and Richard S. Gaston, dated June 19, 1996, filed as Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.70 Deferred Fee Agreement between Sierra Tahoe Bancorp and A. Morgan Jones, dated June 7, 1996, filed as Exhibit 10.7 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.71 Deferred Fee Agreement between Sierra Tahoe Bancorp and John J. Johnson, dated June 20, 1996, filed as Exhibit 10.8 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.72 Deferred Fee Agreement between Sierra Tahoe Bancorp and Jack V. Leonesio, dated June 19, 1996, filed as Exhibit 10.9 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.73 Deferred Fee Agreement between Sierra Tahoe Bancorp and William McClintock, dated June 13, 1996, filed as Exhibit 10.10 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.74 Deferred Fee Agreement between Sierra Tahoe Bancorp and Jerrold T. Henley, dated May 29, 1996, filed as Exhibit 10.11 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.75 Incentive Stock Option Agreement between Sierra Tahoe Bancorp and William T. Fike, dated July 1, 1996, filed as Exhibit 10.12 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.76 Nonqualified Stock Option Agreement between Sierra Tahoe Bancorp and William T. Fike, dated July 1, 1996, filed as Exhibit 10.13 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.77 Fixed Price Construction Agreement between SierraWest Bank and Shaver Construction, dated June 12, 1996, filed as Exhibit 10.14 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, and by this reference incorporated herein.

   10.78 Amendment No. 1 to Employment Agreement between SierraWest Bancorp and William T. Fike, dated June 27, 1996, filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

   10.79 Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest Bancorp and William T. Fike, dated June 27, 1996, filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

   10.80 Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest Bancorp and David C. Broadley, dated June 27, 1996, filed as Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

   10.81 Amendment No. 1 to Executive Salary Continuation Agreement between SierraWest Bancorp and Martin R. Sorensen, dated June 27, 1996, filed as Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.82 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and William W. McClintock, dated June 27, 1996, filed as Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.83 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Jerrold T. Henley, dated June 27, 1996, filed as Exhibit 10.7 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.84 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and A. Morgan Jones, dated June 27, 1996, filed as Exhibit 10.8 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.85 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Jack V. Leonesio, dated June 27, 1996, filed as Exhibit 10.9 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and by this reference incorporated herein.

   10.86 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Thomas M. Watson, dated June 27, 1996, filed as Exhibit 10.10 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.87 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and David W. Clark, dated June 27, 1996, filed as Exhibit 10.11 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.88 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Richard S. Gaston, dated June 27, 1996, filed as Exhibit 10.12 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.89 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and John J. Johnson, dated June 27, 1996, filed as Exhibit 10.13 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.90 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Ralph J. Coppola, dated June 27, 1996, filed as Exhibit 10.14 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

   10.91 Director's Amended and Restated Payment Continuation Agreement between SierraWest Bancorp and Ronald A. Johnson, dated June 27, 1996, filed as Exhibit 10.15 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and by this reference incorporated herein.

  10.92 Sierra Tahoe Bancorp Board of Directors Deferred Compensation and Stock Award Plan, filed as Exhibit B to Registrant's Proxy Statement for its July 23, 1996 annual meeting of shareholders, and by this reference incorporated herein.

  11.1        Statement re Computation of Per Share Earnings.

  12.1        Statement re Ratio of Earnings to Fixed Charges.

  21.1        Significant Subsidiaries of the Registrant

              SierraWest Bank - Incorporated in California

  23.1        Consent of Deloitte & Touche LLP, independent auditors

  27.1        Financial Data Schedule

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: March 10, 1997                        By:    /s/ William T. Fike
                                               -----------------------
                                                       William T. Fike

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities on the date indicated.

/s/ William T. Fike                       President and Chief Executive Officer                          March 10, 1997
-------------------
William T. Fike                           Director

/s/ David C. Broadley                     Executive Vice President/                                      March 10, 1997
---------------------
David C. Broadley                         Principal Financial Officer
                                          and Principal Accounting Officer

/s/ Jerrold T. Henley                     Chairman of the Board                                          March 10, 1997
---------------------
Jerrold T. Henley

/s/ David W. Clark                        Director                                                       March 10, 1997
------------------
David W. Clark

/s/ A. Morgan Jones                       Director and Corporate Secretary                               March 10, 1997
-------------------
A. Morgan Jones

/s/ Jack V. Leonesio                      Director                                                       March 10, 1997
--------------------
Jack V. Leonesio

/s/ William W. McClintock                 Director                                                       March 10, 1997
-------------------------
William W. McClintock

/s/ Richard Gaston                        Director                                                       March 10, 1997
------------------
Richard Gaston

/s/ Thomas M. Watson                      Director                                                       March 10, 1997
--------------------
Thomas M. Watson

/s/ Ralph J. Coppola                      Director                                                       March 10, 1997
--------------------
Ralph J. Coppola

/s/ John J. Johnson                       Director                                                       March 10, 1997
-------------------
John J. Johnson

/s/ Ronald A. Johnson                     Director                                                       March 10, 1997
---------------------
Ronald A. Johnson

                                     Exhibit 10.7

                     SENIOR MANAGER SEPARATION BENEFITS AGREEMENT

  THIS SENIOR MANAGER SEPARATION BENEFITS AGREEMENT (the "Agreement") is made and entered into as of January 10, 1996, by and between SIERRA TAHOE BANCORP, a California Corporation and its banking subsidiaries TRUCKEE RIVER BANK and SIERRA BANK OF NEVADA (hereinafter "STB"), with its principal offices located at 10181 Truckee Tahoe Airport Road, P.O. Box 61000, Truckee, California 96161 and MARY JANE POSNIEN, an individual ("MJP").


                                          WITNESSETH


  WHEREAS, MJP is currently designated a senior officer and 'at will' employee of Truckee River Bank and Sierra Bank fo Nevada and expects to remain a senior officer and employee subject to the policies and conditions contained within the STB Personnel Policies and Procedures;

  WHEREAS, both STB and MJP feel it is in their respective and mutual best interests to preagree upon appropriate and reasonable separation compensation that will be paid to MJP should STB ever determine that MJP should, for whatever reason, be terminated from her position and leave the company;

  WHEREAS, STB and MJP agree that the benefits described herein constitute full payment of and shall completely supersede and constitute full satisfaction of any and all other monetary or nonmonetary benefits paid as a result of the termination of MJP for any reason by STB except as may be additionally required beyond the sums and benefits paid hereunder by law.

  WHEREAS, nothing in this Agreement is intended to change the current at will employment of MJP or create a contract of employment. Further, this Agreement shall only cover situations wherein STB requests the termination of MJP and shall not apply if MJP elects to voluntarily leave STB.

  NOW, THEREFORE, in consideration of the promises set forth below and for other good and valuable consideration, including the mutual covenants and agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, STB and MJP hereby agree as follows:

  1. Applicability of Agreement; Definition of Termination: This Agreement coveys additional benefits not otherwise due to employees generally and shall become operative upon MJP's termination of employment for any reason by STB, its affiliates and, their respective officers or directors, so long as that termination did not result from a final determination of the Human Resources Director and the Personnel Committee of the Board of Directors of STB that MJP's termination resulted from a material violation of the STB Personnel policies and procedures (i.e. termination for cause) (hereinafter referred to as the "Termination"). This Agreement shall not apply as to any event not covered under the definition of the term 'Termination'. Following the defined Termination, and the payment of benefits under this Agreement, it is expressly agreed and understood that STB shall not be precluded from rehiring MJP's position either now or in the future and such rehiring shall not be deemed to nullify or change this Agreement if it is otherwise applicable.

2. Conditions For Payment of Separation Benefits. STB shall pay the separa-tion benefitsset forth in Paragraph 3 to MJP after each of the following requirements have been satisfied in the reasonable discretion of STB:

         A. A defined Termination as set forth in Paragraph 1 has occurred and MJP has left (or will promptly thereafter leave) the employment of STB; and

         B. MJP consent to and does expressly waive, release, indemnify and fully hold STB, its subsidiary companies and each of their employees, officers and directors harmless with regard to his employment at STB; the manner of his Termination; and any other matters reasonably related to his employment. MJP agrees to initiate no action, of any type or kind, regarding his employment or Termination and if such an action is initiated he agrees that such action may be promptly closed, dismissed or summarily disallowed, or, if it shall continue, that MJP will indemnify STB for the legal fees, costs and expenses resulting from their defense of that action; and

         C. MJP agrees to and shall maintain the confidentiality of any and all proprietary secrets, processes and plans of STB and its subsidiaries made known to MJP during his employment.

STB may elect to advance the separation benefits set forth in Paragraph 2 prior to the satisfaction of each of the above requirements in this Paragraph 3, or in anticipation of full performance by MJP, and should any requirement not be satisfied within a reasonable period thereafter or continuously performed, MJP, upon request of STB and presentation of proof of nonperformance and a reasonable period to cure the continuing nonperformance, shall promptly return the separation benefit(s) paid or granted to him and this Agreement shall terminate.

  3. Separation Benefits. STB shall, in addition to any final salary, vacation, personal leave, retirement plan and other monetary or nonmonetary benefit(s) covered under one or more separate agreement(s) and otherwise due or applicable to MJP upon Termination (except benefits due under an agreement or policy concerning office closure or reduction in force laws so long as less than the sums being paid hereunder), pay to MJP upon Termination one of the following benefits, at the election and option of MJP:

         A. A lump sum payment equal to SIX (6) months of monthly salary, less any and all applicable taxes, deductions arising from benefit elections or any other sums required to be deducted by law, rule or regulation. If this option is elected, and MJP elects continued health coverage under COBRA, STB will require MJP to pay the full rate allowed by COBRA for any continued health insurance coverage elected at the time of Termination; or

         B. Continuation of monthly salary for SIX (6) months, less any and all applicable taxes, deductions arising from benefit elections or other sums required to be deducted by law, rule or regulation. If this option is elected, and if MJP elects to continue health insurance coverage under COBRA, STB will continue to charge MJP's the applicable employee coverage rate for Six (6) months if said applicable employee rate may be properly granted to MJP without violating any existing policy or law and if said rate is lower than the COBRA rate that may be assessed.

The payment option elected shall be deemed the "Separation Benefit". Said Separation Benefit shall result in a waiver of any other separation benefits due to MJP following the Termination as more fully set forth in Paragraph 4.

  4. Express Waiver and Release of Other Separation Benefits. By executing this Agreement, MJP agrees that the Separation Benefit paid pursuant to this Agreement, provided the payments or benefits at least equal those payments or benefits that must be paid to terminated employees by law, shall be deemed to be the equivalent and substitute for any legally or customarily required separation payments due to MJP and STB shall be given full credit for sums paid hereunder as to any legal or customarily requirements to pay separation and payments hereunder shall be deemed to have fully satisfied STB's obligations with regard to any legally or customarily mandated separation payments due to MJP upon his termination, including, but not limited to, any laws or customs regarding reduction in force or job-site closing. If additional sums are legally required, or are adjudicated as required, this Agreement shall be deemed to be automatically amended to credit against the sums due the amount paid hereunder and this Agreement shall be deemed to include any additionally required benefits or payments.

  5. Reserved.

  6. Binding Effect of Agreement. This Agreement shall inure to the benefit of and be binding upon the heirs, administrators, personal representatives, successors and assigns of MJP and STB, as the case may be.

  7. No Contest; Reimbursement of Benefits: The parties hereby mutually agree that in the event that MJP contests this Agreement, or any of the provisions hereunder, by the filing or commencement of any action or proceeding relating to his employment or Termination of any kind or nature whatsoever against STB, its parent company or affiliate companies or is re-employed by STB involuntarily by court order, or an enforceable judgment is obtained against STB, then STB shall have the absolute right: (i) to enforce repayment in full on the date of such re-employment of all sums paid to MJP hereunder, which sums shall include the payment or value of any benefits received by MJP hereunder, as a credit in offset, reduction and satisfaction of all or any portion of such judgment, or, (ii) if there is no judgment, against wages due to MJP.

  8. Captions: The captions set forth herein are included solely for ease and convenience of reference and are not to be considered or construed in the interpretation of this Agreement.

  9. Entire Agreement: This Agreement constitutes and contains the entire agreement between the parties and no statement or representation of either party hereto, their agents, officers, directors or employees made outside of this Agreement and not contained herein shall form a part of this Agreement or be binding upon the other party. This Agreement shall not be changed, modified, altered or amended, except by written instrument signed by the parties hereto.

  10.Governing Law: This Agreement shall be construed and governed in accordance with the laws of the State wherein MJP is predominantly employed, with venue appropriate in the County wherein MJP is predominantly employed. Any provision of this Agreement prohibited by law shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement. In the event of any litigation or action being commenced with regard to this Agreement, the prevailing party shall be awarded their reasonable attorneys fees, costs and expenses.

11. Informed Consent and Waiver: MJP has executed this Agreement on a fully informed, voluntary basis. MJP understands and agrees that the separation benefit provided for herein will preclude MJP's right to seek other separation benefits, except as allowed by law, and that MJP has been given the right and opportunity to consult with an advisor or attorney prior to the execution of this Agreement.

IN WITNESS WHEREOF, the parties hereto have made, executed and delivered this Agreement as of the day and year first above written.



/s/ Mary Jane Posnien
MARY JANE POSNIEN



SIERRA TAHOE BANCORP,
a California Corporation

By: /s/ W. T. Fike
  William T. Fike

Its:   President/CEO

STATE OF CALIFORNIA                       )
                                          )  SS.
COUNTY OF NEVADA                          )

  On 30 day of January, 1996, personally appeared before me, a Notary Public, in and for said County and State, MARY JANE POSNIEN, known to me to be the person described in and who executed the foregoing instrument, who acknowledged to me that she executed the same freely and voluntarily and for the uses and purposes therein mentioned.

  (Seal)                                   /s/ Cynthia Perry
                                              Notary Public



STATE OF CALIFORNIA                       )
                                          )  SS.
COUNTY OF NEVADA                          )

  On this 13 day of February, 1996, personally appeared before me, a Notary Public, in and for said County and State, WILLIAM T. FIKE, in his capacity as President and CEO of SIERRA TAHOE BANCORP, known to me to be the person described in and who executed the foregoing instrument, who acknowledge to me that he executed the same freely and voluntarily and for the uses and purposes therein mentioned.

  (Seal)                                    /s/ Julie Roberts
                                                Notary Public

                                             Exhibit 10.66

NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, NO SHARES OF SIERRAWEST BANCORP'S COMMON STOCK SHALL BE ISSUED PURSUANT HERETO UNLESS THE SIERRAWEST BANCORP 1996 STOCK OPTION PLAN SHALL HAVE FIRST BEEN APPROVED BY THE SHAREHOLDERS OF SIERRAWEST BANCORP.

                                                  SIERRAWEST BANCORP

                                           INCENTIVE STOCK OPTION AGREEMENT


  This Incentive Stock Option Agreement (the "Agreement") is made and entered into as of the 23rd day of December, 1996, by and between SierraWest Bancorp, a California corporation (the "Bancorp"), and MaryJane Posnien ("Optionee");
  WHEREAS, pursuant to the SierraWest Bancorp 1996 Stock Option Plan (the "Plan"), a copy of which is attached hereto, the Stock Option Committee has authorized granting to Optionee an incentive stock option to purchase all or any part of seven thousand five hundred (7,500) authorized but unissued shares of the Bancorp's common stock for cash at the price of fifteen dollars and thirteen cents ($15.13) per share, such option to be for the term and upon the terms and conditions hereinafter stated;
  NOW, THEREFORE, it is hereby agreed:
  1. Grant of Option. Pursuant to said action of the Stock Option Committee, the Bancorp hereby grants to Optionee the option to purchase, upon and subject to the terms and conditions of the Plan which is incorporated in full herein by this reference, all or any part of seven thousand five hundred (7,500) shares of the Bancorp's common stock (hereinafter called "stock") at the price of fifteen dollars and thirteen cents ($15.13) per share, which price is not less than one hundred percent (100%) of the fair market value of the stock (or not less than 110% of the fair market value of the stock for Optionee- shareholders who own securities possessing more than ten percent (10%) of the total combined voting power of all classes of securities of the Bancorp) as of the date of action of the Stock Option Committee granting this option.
  2. Exercisability. This option shall be exercisable as to fifteen hundred (1,500) shares on or after 12 months, an additional fifteen hundred (1,500) shares on or after 24 months, an additional fifteen hundred (1,500) shares on or after 36 months, an additional fifteen hundred (1,500) shares on or after 48 months, and an additional fifteen hundred (1,500) shares on or after 60 months. This option shall remain exercisable as to all of such shares until December 23, 2006 (but not later than ten (10) years from the date this option is granted) unless this option has expired or terminated earlier in accordance with the provisions hereof. Shares as to which this option becomes exercisable pursuant to the foregoing provision may be purchased at any time prior to expiration of this option.
  3. Exercise of Option. This option may be exercised by written notice delivered to the Bancorp stating the number of shares with respect to which this option is being exercised, together with cash or shares of the Bancorp's stock, as applicable, in the amount of the purchase price of such shares. Not less than ten (10) shares may be purchased at any one time unless the number purchased is the total number which may be purchased under this option and in no event may the option be exercised with respect to fractional shares. Upon exercise, Optionee shall make appropriate arrangements and shall be responsible for the withholding of any federal and state taxes then due.
  4. Cessation of Employment. Except as provided in Paragraphs 2 and 5 hereof, if Optionee shall cease to be an employee of the Bancorp or a subsidiary corporation for any reason other than Optionee's death or disability, [as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended from time to time (the "Code")], this option shall expire three (3) months thereafter. During the three (3) month period this option shall be exercisable only as to those installments, if any, which had accrued as of the date when Optionee ceased to be an employee of the Bancorp or the subsidiary corporation.

  5. Termination of Employment for Cause. If Optionee's employment with the Bancorp or a subsidiary corporation is terminated for cause, this option shall expire thirty (30) days from the date of such termination. Termination for cause shall include, but not be limited to, termination for malfeasance or gross misfeasance in the performance of duties or conviction of a crime involving moral turpitude, and, in any event, the determination of the Board of Directors with respect thereto shall be final and conclusive.
  6. Nontransferability; Death or Disability of Optionee. This option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during Optionee's lifetime only by Optionee. If Optionee dies while an employee of the Bancorp or a subsidiary corporation, or during the three (3) month period referred to in Paragraph 4 hereof, this option shall expire one (1) year after the date of Optionee's death or on the day specified in Paragraph 2 hereof, whichever is earlier. After Optionee's death but before such expiration, the persons to whom Optionee's rights under this option shall have passed by will or by the applicable laws of descent and distribution or the executor or administrator of Optionee's estate shall have the right to exercise this option as to those shares for which installments had accrued under Paragraph 2 hereof as of the date on which Optionee ceased to be an employee of the Bancorp or a subsidiary corporation.
  If Optionee terminates his or her employment because of disability, (as defined in Section 22(e)(3) of the Code), Optionee may exercise this option to the extent he or she is entitled to do so at the date of termination, at any time within one (1) year of the date of termination, or before the expiration date specified in Paragraph 2 hereof, whichever is earlier.
  7. Employment. This Agreement shall not obligate the Bancorp or a subsidiary corporation to employ Optionee for any period, nor shall it interfere in any way with the right of the Bancorp or a subsidiary corporation to reduce Optionee's compensation.

  8. Privileges of Stock Ownership. Optionee shall have no rights as a shareholder with respect to the Bancorp's stock subject to this option until the date of issuance of stock certificates to Optionee. Except as provided in the Plan, no adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued.
  9. Modification and Termination. The rights of Optionee are subject to modi-fication and termination upon the occurrence of certain events as provided in Sections 13 and 14 of the Plan.
  10. Notification of Sale. Optionee agrees that Optionee, or any person acquiring shares upon exercise of this option, will notify the Bancorp not more than five (5) days after any sale or other disposition of such shares.
  11. Representations of Optionee. No shares issuable upon the exercise of this option shall be issued and delivered unless and until the Bancorp has complied with all applicable requirements of California and federal law and of the Securities and Exchange Commission and the California Department of Corporations pertaining to the issuance and sale of such shares, and all applicable listing requirements of the securities exchanges, if any, on which shares of the Bancorp of the same class are then listed. Optionee agrees to ascertain that such requirements shall have been complied with at the time of any exercise of this option. In addition, if the Optionee is an "affiliate" for purposes of the Securities Act of 1933, there may be additional restrictions on the resale of stock, and Optionee therefore agrees to ascertain what those restrictions are and to abide by the restrictions and other applicable federal and state securities laws.
  Furthermore, the Bancorp may, if it deems appropriate, issue stop transfer instructions against any shares of stock purchased upon the exercise of this option and affix to any certificate representing such shares the legends which the Bancorp deems appropriate.

  Optionee represents that the Bancorp, its directors, officers, employees and agents have not and will not provide tax advice with respect to the option, and Optionee agrees to consult with his or her own tax advisor as to the specific tax consequences of the option, including the application and effect of federal, state, local and other tax laws.
  12. Notices. Any notice to the Bancorp provided for in this Agreement shall be addressed to it in care of its President or Chief Financial Officer at its main office and any notice to Optionee shall be addressed to Optionee's address on file with the Bancorp or a subsidiary corporation, or to such other address as either may designate to the other in writing. Any notice shall be deemed to be duly given if and when enclosed in a properly sealed envelope and addressed as stated above and deposited, postage prepaid, with the United States Postal Service. In lieu of giving notice by mail as aforesaid, any written notice under this Agreement may be given to Optionee in person, and to the Bancorp by personal delivery to its President or Chief Financial Officer.
  13. Incentive Stock Option. This Agreement is intended to be an incentive stock option agreement as defined in Section 422 of the Code.
IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

OPTIONEE
 SIERRAWEST BANCORP

By /s/ Mary Jane Posnien                    By /s/ W. T. Fike
     MaryJane Posnien                       William T. Fike


                                            By /s/ Robert C. Silver
                                            Robert C. Silver

                                       EXHIBIT 11.1

                      SierraWest Bancorp  and  Subsidiary  Computation  of
                               Earnings Per Common Share (in  thousands,
                                       except per share amounts)


                                                                       Year Ended December 31,
                                                                1996               1995           1994
                                                              ------              ----           ----
Primary
Net income............................................      $   3,328             $  1,916       $  3,003
                                                            =========             =========      =========

Shares
  Weighted average number of common shares
   outstanding.........................................         2,675                2,599          2,598

 Assuming exercise of options reduced by the number of
  shares which could have been purchased with the
  the proceeds from exercise of such options                      127                   79             80
                                                            -----------           ----------     ---------

Weighted average number of common shares
  outstanding as adjusted . . . . . . . . . . . . . . . . .     2,802                2,678          2,678
                                                            ===========           ==========     =========

Net income per share  . . . . . . . . . . . . . . . . . . . $    1.19             $   0.72       $   1.12
                                                            ===========           ==========     =========

Assuming full dilution

Earnings                                                    $   3,328             $  1,916       $  3,003

Add after tax interest expense applicable to
  convertible debentures . . . . . . . . . . . . . . . . .        449                  499            460
                                                            ----------            ----------   -----------

Net income . . . . . . . . . . . . . . . . . . . . . . . . .$    3,777            $  2,415    $     3,463
                                                            ===========           ==========    ===========
Shares
  Weighted average number of common shares
   outstanding..........................                         2,675               2,599          2,592

 Assuming conversion of convertible
  debentures............................                           930               1,000            926

 Assuming exercise of options  reduced by the
  number of shares which could have been
   purchased with the proceeds from exercise of
   such options.........................                           142                  88             88
                                                            ------------          ----------     ---------

 Weighted average number of common shares
  outstanding as adjusted...............                         3,747               3,687          3,606
                                                            ===========           ==========     =========

Net income per share assuming
  full dilution.........................                    $      1.01           $   0.66     $     0.96
                                                            ===========           ==========     =========

                                                         EXHIBIT 12.1

                             SierraWest Bancorp and Subsidiary Ratio of Earnings to Fixed Charges
                                                        (in thousands)



                                                                        Year Ended December 31,
                                                          1996        1995       1994       1993        1992

Fixed Charges
Interest on debt                                         $   760     $  858    $   827     $    79     $  105

Amortization of debt expense                                  93         97         86           0          7

Interest element of rentals                                  369        404        307         283        247

Capitalized interest                                         104         41          0           0          0
                                                           -----       -----      -----      ------      -----

  Total fixed charges excluding interest on deposits       1,326      1,400      1,220         362        359

Interest on deposits                                      11,735      7,633      4,770       4,424      6,771
                                                         --------     ------     ------     -------     ------

  Total fixed charges including interest on deposits     $13,061     $9,033    $ 5,990     $ 4,786     $7,130
                                                         ========    =======   ========     =======     ======


Earnings

Consolidated net income                                  $ 3,328      1,916      3,003     $ 2,704     $1,833

Add back:
  Provision for income taxes                               2,077      1,179      1,863       1,670        763

  Total fixed charges excluding interest on deposits       1,222      1,359      1,220         362        359
                                                         --------    -------    -------    --------      -----

Total earnings excluding interest on deposits              6,627      4,454      6,086       4,736      2,955

Add back:
  Interest on deposits                                    11,735      7,633      4,770       4,424      6,771
                                                         --------    -------    -------    --------    -------


Total earnings including interest on deposits            $18,362     12,087     10,856     $ 9,160     $9,726
                                                         ========    =======   ========    ========    =======


Ratio of earnings to fixed charges
  excluding interest on deposits                             5.0        3.2        5.0        13.1        8.2

Ratio of earnings to fixed charges including
interest on deposits                                         1.4        1.3        1.8         1.9        1.4


                              Exhibit 23.1

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-28004 on Form S-8, Registration Statement No. 33-13031 on Form S-8 and Registration Statement No. 33-15013 on Form S-8 of SierraWest Bancorp of our report dated January 24, 1997, appearing in the Annual Report on Form 10-K of SierraWest Bancorp for the year ended December 31, 1996.

/s/ Deloitte & Touche LLP

Sacramento, California
March 14, 1997

                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.   20549

                                 ____________________________

                                           FORM 10-Q

                     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
                                 SECURITIES EXCHANGE ACT OF 1934

                                 _____________________________

      For the Quarter ended September 30, 1997     Commission File No. 0-15450


                                      SIERRAWEST BANCORP
                        (Exact Name of Registrant as Specified in its Charter)


            California                                    68-0091859
(State or Other Jurisdiction               (I.R.S. Employer Identification No.)
 of Incorporation or Reorganization)


10181 Truckee-Tahoe Airport Rd., P.O. Box 61000,                    96160-9010
Truckee, California
    (Address of Principal Executive Offices)                        (Zip Code)

Registrant's Telephone Number, Including Area Code:  (916) 582-3000


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing require-ments for the past 90 days.


                              Yes  X            No ____


Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

As of October 31, 1997: Common Stock - Authorized 10,000,000 shares of no par; issued and outstanding - 4,088,659.

















                                         Page -1-

10-Q Filing
September 30, 1997

Part I.     Financial Information

Item 1.     Financial Statements

     Following are condensed consolidated financial statements for SierraWest Bancorp ("Bancorp", or together with its subsidiary, the "Company") for the reportable period ending September 30, 1997. These condensed consolidated financial statements are unaudited, however, in the opinion of management, all adjustments have been made for a fair presentation of the financial condition and results of operations of the Company in conformity with generally accepted accounting principles. The accompanying notes are an integral part of these condensed consolidated financial statements.











                                    Page -2-

                         SIERRAWEST BANCORP AND SUBSIDIARY
                   CONDENSED CONSOLIDATED STATEMENTS OF CONDITION

     September 30, 1997 and December 31, 1996 (Amounts in thousands of dollars)
                                                                                   (Unaudited)

ASSETS                                                                               09/30/97                   12/31/96
------                                                                               --------                   --------
     Cash and due from banks                                                        $ 35,907                   $ 26,434
     Federal funds sold                                                               35,600                     32,200
     Investment securities                                                            60,107                     35,216
     Loans held for sale                                                              14,129                     29,489
     Loans and leases, net of allowance for
      possible loan and lease losses of $6,634
      in 1997 and $4,546 in 1996                                                     387,969                    289,331
     Other assets                                                                     41,591                     35,219
                                                                                      ------                     ------
       TOTAL ASSETS                                                                 $575,303                   $447,889
                                                                                    ========                   ========

LIABILITIES
     Deposits                                                                       $513,029                   $399,651
     Convertible debentures                                                                0                      8,520
     Other liabilities                                                                10,788                      5,802
                                                                                      ------                      -----
       TOTAL LIABILITIES                                                             523,817                    413,973
                                                                                     -------                    -------

SHAREHOLDERS' EQUITY
     Common stock                                                                     29,347                     12,291
     Retained earnings                                                                21,111                     21,654
     Unrealized gain/(loss) on available for sale
      investment securities and interest only strips
      receivable, net of tax                                                           1,028                        (29)
                                                                                       -----                        ---
       TOTAL SHAREHOLDERS' EQUITY                                                     51,486                     33,916
                                                                                      ------                     ------

     TOTAL LIABILITIES &
      SHAREHOLDERS' EQUITY                                                          $575,303                   $447,889
                                                                                    ========                   ========


The accompanying notes are an integral part of these Condensed Consolidated Statements of Condition.

                                   Page -3-

                        SIERRAWEST BANCORP AND SUBSIDIARY
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                  (Unaudited)

           For the Three and Nine Months Ended September 30, 1997 and 1996
                  (Amounts in thousands except per share amounts)


                                                            Three               Three              Nine                Nine
                                                           Months              Months             Months              Months
                                                            Ended               Ended              Ended               Ended
                                                          09/30/97            09/30/96           09/30/97            09/30/96
                                                       ---------------     ---------------    ---------------     ---------------
Interest Income:
  Interest and fees on loans
   and leases                                                  $10,231           $ 8,018            $28,501             $22,001
  Interest on federal funds
   sold                                                            773               236              1,436                 652
  Interest on investment
   securities and other assets                                     872               460              2,194               1,290
                                                                   ---               ---              -----               -----

  Total Interest Income                                         11,876             8,714             32,131              23,943
                                                                ------             -----             ------              ------

Less Interest Expense:

  Interest on deposits                                           4,587             3,075             12,277               8,363
  Interest on convertible
   debentures                                                        0               195                 60                 592
  Other interest expense                                            47                 5                133                 (42)
                                                                    --                 -                ---                 ---

Total Interest Expense                                           4,634             3,275             12,470               8,913
                                                                 -----             -----             ------               -----

Net Interest Income                                              7,242             5,439             19,661              15,030

Provision for Possible
 Loan and Lease Losses                                             540               250              1,940                 910
                                                                   ---               ---              -----                 ---

Net Interest Income After
 Provision for Possible
 Loan and Lease Losses                                           6,702             5,189             17,721              14,120

Non-interest Income                                              2,581             1,825              9,105               5,246

Non-interest Expense                                             6,042             5,472             18,139              16,302
                                                                 -----             -----             ------              ------

Income Before Provision
 for Income Taxes                                                3,241             1,542              8,687               3,064
Provision for Income Taxes                                       1,245               602              3,348               1,168
                                                                 -----               ---              -----               -----

  NET INCOME                                                   $ 1,996           $   940            $ 5,339             $ 1,896
                                                               =======           =======            =======             =======

  EARNINGS PER SHARE
   Primary                                                     $  0.47           $  0.32            $  1.47             $  0.65
   Weighted Average Shares
    Outstanding                                                  4,254             2,959              3,630               2,914
   Fully diluted                                               $  0.47           $  0.27            $  1.34             $  0.57
   Weighted Average Shares
    Outstanding                                                  4,273             3,943              4,005               3,926

   Cash Dividends Paid Per
    Share of Common Stock                                      $  0.16           $  0.15            $  0.32             $  0.30

The accompanying notes are an integral part of these Condensed Consolidated Statements of Income.





                                   Page -4-

                         SIERRAWEST BANCORP AND SUBSIDIARY
                   CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (Unaudited)

                 For the Nine Months Ended September 30, 1997 and 1996
                           (Amounts in thousands of dollars)


                                                                                        Nine                          Nine
                                                                                        Months                        Months
                                                                                        Ended                          Ended
                                                                                        09/30/97                      09/30/96
                                                                                 --------------------            -----------------
Cash Flow from Operating Activities:
  Interest and fees received                                                           $  31,216                     $ 23,475
  Service charges received                                                                 1,703                        1,272
  Servicing income and interest only
   strips receivable income received                                                       4,541                        4,220
  Interest paid                                                                          (12,517)                      (8,973)
  Cash paid to suppliers and employees                                                   (16,542)                     (14,695)
  Income taxes paid                                                                       (2,460)                      (1,090)
  Government loans originated or purchased for sale                                      (35,008)                      (8,194)
  Government loans sold                                                                   66,277                          134
  Other items                                                                              1,202                          812
                                                                                           -----                          ---
   Net Cash Provided by/(Used in) Operating Activities                                 $  38,412                     $ (3,039)
                                                                                       ---------                     --------

Cash Flow From Investing Activities:
  Proceeds from:
   Maturities of investment securities-held to maturity                                    1,012                        1,015
   Maturities of investment securities-available for sale                                  6,457                       10,230
   Sales of investment securities-available for sale                                         609                        8,239
  Purchase of investment securities-available for sale                                   (28,249)                     (24,483)
  Loans and leases made net of principal collections                                     (89,046)                     (56,887)
  Change in fixed assets                                                                   1,051                       (3,701)
  Change in other assets                                                                    (411)                         458
  Acquisition of Mercantile Bank-
   Net Cash Received                                                                       7,777                            0
                                                                                           -----                            -
  Net Cash Used in Investing Activities                                                $(100,800)                    $(65,129)
                                                                                       ---------                     --------

Cash Flow from Financing Activities:
  Net increase in demand, interest bearing and
   savings accounts                                                                       51,017                       25,348
  Net increase in time deposits                                                           24,659                       40,447
  Dividend paid                                                                           (1,189)                        (805)
  Proceeds from issuance of common stock                                                     774                          157
                                                                                             ---                          ---
   Net Cash Provided by Financing Activities                                           $  75,261                       65,147
                                                                                       ---------                       ------

  Net Increase/(Decrease) in Cash and Cash Equivalents                                    12,873                       (3,021)
  Cash and Cash Equivalents at Beginning of Year                                          58,634                       39,189
                                                                                          ------                       ------
  Cash and Cash Equivalents at September 30                                            $  71,507                     $ 36,168
                                                                                       =========                     ========

The accompanying notes are an integral part of these Condensed Consolidated Statements of Cash Flows.

                                     Page -5-

                          SIERRAWEST BANCORP AND SUBSIDIARY
                    CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (Unaudited)

             For The Nine Months Ended September 30, 1997 and 1996 (Continued)
                          (Amounts in thousands of dollars)

                         RECONCILIATION OF NET INCOME TO NET
                          CASH USED IN OPERATING ACTIVITIES


                                                                                                 Nine                   Nine
                                                                                                Months                 Months
                                                                                                 Ended                 Ended
                                                                                               09/30/97               09/30/96
                                                                                           -----------------      ----------------
Net Income:                                                                                   $  5,339               $ 1,896

Adjustment to Reconcile Net income to Net
Cash Provided:

  Depreciation and amortization                                                                  1,138                   891
  Provision for possible loan and lease losses                                                   1,940                   910
  Provision for income taxes                                                                     3,348                 1,168
  Amortization of servicing asset and interest
   only strips receivable                                                                        1,226                     0
  Amortization of excess servicing on SBA loans                                                      0                   979
  Amortization of purchased mortgage servicing
   rights                                                                                            0                   129
  Gain on sale of loans (over)/under cash received                                              (3,369)                    0
  Amortization of premiums/discounts on loans                                                     (339)                 (358)
  Changes in assets and liabilities net of effects
   from purchase of Mercantile Bank:
   Decrease in interest payable                                                                    (47)                  (60)
   Increase in accrued expenses                                                                    925                   928
   Decrease in taxes payable                                                                    (2,460)               (1,090)
   Decrease/(increase) in loans originated for sale                                             31,269                (8,060)
   Increase in prepaid expenses                                                                    (76)                 (212)
   Other items                                                                                    (482)                 (160)
                                                                                                  ----                  ----

     Total Adjustments                                                                        $ 33,073                (4,935)
                                                                                              --------                ------

Net Cash Provided by/(Used In) Operating Activities                                           $ 38,412               $(3,039)
                                                                                              ========               =======

____________________________________________________________________
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES

In 1997 and 1996, $21.0 million and $15.7 million of unguaranteed SBA loans and $0.0 and $4.3 million of guaranteed SBA loans were transferred to held for sale status.

For the nine months ended September 30, 1997 and 1996, $8.5 million and $965 thousand of convertible debentures were converted to common stock, net of $568 thousand and $73 thousand in offering costs.

On June 30, 1997, the Company issued $3.4 million of common stock in connection with the acquisition of Mercantile Bank.

On August 20, 1997, the Company issued a 5% stock dividend resulting in a transfer of approximately $4.7 million from retained earnings to common stock.

For the nine months ended September 30, 1997 and 1996, $967 thousand and $66 thousand of loans were transferred to other real estate owned.

The accompanying notes are an integral part of these Condensed Consolidated Statements of Cash Flows.




                                 Page -6-

SierraWest Bancorp
Notes to Condensed Consolidated Financial Statements
As of September 30, 1997 and December 31, 1996 and for the
Three and Nine Months Ended September 30, 1997 and
September 30, 1996

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in a condensed format and, therefore, do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been reflected in the financial statements. The results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results to be expected for the full year. Earnings per share data has been restated for the effect of the 5% stock dividend issued in August, 1997.

2. COMMITMENTS & CONTINGENT LIABILITIES

In the normal course of business, there are outstanding various commitments and contingent liabilities, such as commitments to extend credit and letters of credit, which are not reflected in the financial statements. Management does not anticipate any material loss as a result of these transactions.


3. SERVICING ASSETS

Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In accordance with the accounting standards provided by this statement, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

On January 1, 1997, under provisions of SFAS 125, the Company recognized servicing assets of $2.2 million. In addition, excess servicing assets of $12.2 million recognized on SBA loan sales made before January 1,1997 and mortgage servicing rights of $601 thousand were reclassified to interest only strips receivable. The fair value of the Company's interest only strips receivable at September 30, 1997 was $17.4 million. Interest only strips receivable are classified as other assets available for sale and are carried at fair value. The servicing asset is carried at cost, less any required valuation allowance and is classified as an other asset. The servicing asset is amortized over the expected remaining life. The Company's amortization of the servicing asset during the nine months ended September 30, 1997 was $153 thousand. The fair value of the Company's servicing asset at September 30, 1997 based on the current quoted market prices for similar instruments was estimated at $2.1 million. The carrying value at this same date was also $2.1 million.

4. EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share. The Company is required to adopt SFAS 128 in the fourth quarter of 1997 and will restate at that time earnings per share (EPS) data for prior periods to conform with SFAS 128. Earlier application is not permitted.

SFAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

If SFAS 128 had been in effect during the current and prior year periods, basic EPS would have been $0.49 and $0.33 for the quarters ended September 30, 1997 and 1996, respectively. For the nine months ended September 30, 1997 and 1996, basic EPS would have been $1.55 and $0.68, respectively. Diluted EPS under SFAS 128 would not have been significantly different than fully diluted EPS currently reported for the periods.


                               Page -7-

SierraWest Bancorp
Notes to Condensed Consolidated Financial Statements
As of September 30, 1997 and December 31, 1996 and for the
Three and Nine Months Ended September 30, 1997 and
September 30, 1996


5. NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the financial  Accounting  Standards  Board adopted  Statements of
Financial Accounting Standards No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources, and No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

6. RESTRUCTURING

During the first quarter of 1997, the Company engaged an outside consulting firm to assist in identifying opportunities to reduce operating expenses and to recommend more efficient methods of operating. Although this engagement is ongoing, an accrual of $452 thousand was made during the nine months ended September 30, 1997, representing Management's estimate of the cost of salaries and benefits payable to terminated employees. This amount was charged to sundry losses. The actual amount of these termination costs paid out through September 30, 1997 was $292 thousand. There were 28 positions eliminated in connection with this reorganization, primarily in the areas of loan production and loan operations, but not exclusively limited to a specific level or department.

7. ACQUISITION OF MERCANTILE BANK

On June 30, 1997, the Company acquired Mercantile Bank ("Mercantile") and merged it with and into SierraWest Bank ("SWB"). Total value of the cash and stock transaction was $6.7 million, equivalent to $20.0035 per Mercantile common share. The acquisition was accounted for as a purchase. There are no contingent payments, options or commitments in the acquisition agreement.

Mercantile, a business bank primarily servicing the commercial and real estate industries, had total assets of $43 million and total equity of $5 million at the date of the merger. The carrying value of Mercantile's assets and liabilities at June 30, 1997 was not materially different than the fair market value at that date. SWB recorded intangible assets of $1,072 thousand in goodwill and a core deposit intangible ("CDI") of $737 thousand. The Company is amortizing the goodwill over a period of fifteen years and the CDI over five years, both on a straight-line basis.



                                  Page -8-

                       SIERRAWEST BANCORP AND SUBSIDIARY

Item 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FINANCIAL CONDITION

Total assets increased by $127.4 million from $447.9 million at December 31, 1996, to $575.3 million at September 30, 1997. This increase included increases of $83.3 million in loans and loans held for sale, net of the allowance for possible loan and lease losses, $24.9 million in investment securities, $9.5 million in cash and due from banks, $6.3 million in other assets and $3.4 million in federal funds sold. Of the Company's total investment securities, $34.5 million were pledged at September 30, 1997.

The following table summarizes the Company's deposit and loan portfolios as of September 30, 1997, and December 31, 1996 (in thousands).

Deposits:                                                                  09/30/97                12/31/96         Change
Non-interest bearing demand............                                    $112,538                $ 80,525        $ 32,013
Savings................................                                      13,351                  13,289              62
Interest bearing transaction accounts..                                     162,465                 120,417          42,048
Time...................................                                     224,675                 185,420          39,255
                                                                            -------                 -------          ------
  TOTAL DEPOSITS.......................                                    $513,029                $399,651        $113,378
                                                                           ========                ========        ========


Loans:

                                                                           09/30/97                12/31/96         Change

SBA....................................                                    $147,162                $146,266        $    896
Other Commercial.......................                                      80,632                  57,668          22,964
Real Estate............................                                     160,764                 104,323          56,441
Individual and Other...................                                       6,616                   6,824            (208)
Lease Receivables......................                                      16,375                   9,994           6,381
                                                                             ------                   -----           -----

SUBTOTAL...............................                                     411,549                 325,075          86,474
Net deferred loan fees/costs and
 unearned income on leases.............                                      (2,817)                 (1,709)         (1,108)
                                                                             ------                  ------          ------
  TOTAL GROSS LOANS AND LEASES.........                                    $408,732                $323,366         $85,366
                                                                           ========                ========         =======



                                    Page -9-

Included at September 30, 1997 are SBA and Business and Industry ("B & I") loans held for sale of $12.9 million and $1.2 million, respectively.

Loans held for sale decreased $15.4 million, primarily due to the Company's completion of its first securitization of unguaranteed portions of SBA 7(a) loans in June, 1997. Loans included in the sale were $51.4 million. Partially offsetting the decrease in SBA loans through the securitization was growth in the SBA loan portfolio of $25.0 million during the third quarter. New SBA loan production offices were opened during the quarter in Portland, Oregon and Knoxville and Chattanooga, Tennessee. The Company intends to continue expansion of its SBA operations into other states.

Other loans increased as the result of the June acquisition of Mercantile Bank and the efforts of existing branches. Total loans at the downtown Sacramento Capitol Mall branch which was formerly Mercantile Bank were $24.8 million at September 30, 1997, down from $26.9 million at acquisition. Total loans at the Company's main Sacramento branch and its northern Nevada branches increased by $27.9 million and $14.3 million, respectively, during the first nine months of 1997.

The Company is planning a securitization of SBA 504 and similar loans in 1998. These loans will be transferred to held for sale status once they are identified.

The increase in deposits is also primarily attributable to the acquisition and growth in our larger branches. Deposits at the Capitol Mall branch were $41.6 million at September 30, 1997, up from $37.7 million at June 30, 1997. Total deposits at the Company's main Sacramento branch and its northern Nevada branches increased by $29.8 million and $44.1 million, respectively, in the nine months ended September 30, 1997. During the same period, out-of-area certificates of deposit decreased by $24.8 million, as the proceeds of the securitization were partially used to reduce the Company's reliance on these funds.

The Company maintains an investment portfolio primarily for liquidity purposes. Cash and due from banks, federal funds sold and unpledged investment securities were 18.9% of total deposits at September 30, 1997 versus 21.0% at December 31, 1996. Both of these ratios are within management guidelines for liquidity.

Effective January 1, 1997, upon implementation of SFAS 125, the Company's excess servicing receivable and purchased servicing rights were reclassified as a servicing asset for that portion of the receivables that did not exceed contractually specified servicing fees and interest only strips receivable for the portion which exceeds contractually specified servicing fees. The amortized book value of the servicing asset was $2.1 million at September 30, 1997. The interest only strips receivable are measured like available-for-sale investments in debt securities under SFAS 115. Included in other assets at September 30, 1997 are interest only strips receivable with an estimated market value of $17.4 million. This includes an unrealized gain of $1.2 million.

The Company sold its real property in Carson City, Nevada on July 30, 1997. The property is being leased back for the Company's Carson City branch for an initial term of thirteen years at an annual rate of $134 thousand for the first five years and increasing thereafter. The gain on the sale was $164 thousand, which has been deferred and is being amortized as a reduction of future rental expense.

At September 30, 1997, the unrealized gain on interest only strips receivable and investment securities available for sale, net of the related tax effect, included $701 thousand related to the market value adjustment of the interest only strips receivable. In addition, this balance included an unrealized loss of $11 thousand related to mutual fund investments and an unrealized gain of $338 thousand related to other investment securities.

Bancorp paid cash dividends of sixteen cents per share in March and September 1997. A 5% stock dividend was paid in August 1997. During the nine months ended September 30, 1997, $8.5 million of the Bancorp's 8 1/2% convertible debentures were converted into 852 thousand shares of common stock and had the effect of reducing the Company's interest expense. This represented the balance of debentures outstanding.


                                  Page -10-

RESULTS OF OPERATIONS (Nine Months Ended September 30, 1997 and 1996)

Net income for the nine months ended September 30, 1997 increased by $3,443 thousand or 181.6% from $1,896 thousand for the nine months ended September 30, 1996 to $5,339 thousand during the current nine month period. Net interest income increased by $4,631 thousand and non-interest income increased by $3,859 thousand. The positive effect of these items on net income was partially offset by an increase of $1,030 thousand in the provision for possible loan and lease losses, a $1,837 thousand increase in other operating expenses and a $2,180 thousand increase in the provision for income taxes.

Net Interest Income

The yield on average interest earning assets for the nine months ended September 30, 1997 was 5.82%. This compares to 6.25% for the first nine months of 1996. The decrease reflects a reduction in the percentage of average loans to average interest-earning assets from 85.1% in 1996 to 80.7% in 1997. In addition, the Company has experienced a decline in its loan yields while the cost of its deposits has increased.

Yields and interest earned on loans, including loan fees for the nine months ended September 30, 1997 and 1996, were as follows (in thousands except percent amounts):

                                                                                   Nine                 Nine
                                                                                  Months               Months
                                                                                   Ended               Ended
                                                                                 09/30/97             09/30/96
                                                                              ---------------     ----------------
Average loans outstanding (1)                                                        $364,223             $272,826
Average yields                                                                          10.5%                10.8%
Amount of interest and origination fees earned                                       $ 28,501             $ 22,001

(1)  Amounts outstanding are the average of daily balances for the periods.

Excluding loan fees of $849 thousand and $858 thousand for the nine months ended September 30, 1997 and 1996, yields on average loans outstanding were 10.2% and 10.4%, respectively. The prime rate (upon which a large portion of the Company's loan portfolio is based), averaged 8.4% for the 1997 period and 8.3% for the 1996 period. The Company has been aggressive in growing its loan portfolio and has encountered price competition in its service areas, particularly the Sacramento and Reno markets. There is strong competition in these markets for larger, higher quality loans, and the decrease in loan yields reflects this.

Rates and amounts paid on average deposits including non-interest bearing deposits for the nine months ended September 30, 1997 and 1996 were as follows (in thousands except percent amount):

                                                                                   Nine                Nine
                                                                                  Months              Months
                                                                                   Ended               Ended
                                                                                 09/30/97            09/30/96
                                                                              ---------------     ---------------
Average deposits outstanding (1)                                                     $453,459            $321,348
Average rates paid                                                                       3.6%                3.5%
Amount of interest paid or accrued                                                    $12,277             $ 8,363

(1) Amounts outstanding are the average of daily balances for the periods.

The Company has experienced an increase in its overall cost of deposits from 3.5% for the nine months ended September 30, 1996 to 3.6% in the current period. Rates paid on interest- bearing transaction accounts and time deposits have all increased as compared to the 1996 period. These increases are primarily related to market conditions in the Company's service area and are consistent with the increase in rates in general during the comparison periods. Average time deposits were 46.0% and 46.1% of average total deposits for the nine months ended September 30, 1997 and 1996, respectively.



                                Page -11-

The effective interest rate paid on NOW accounts, Money Market accounts and Time Certificates of Deposits during the first nine months of 1997 and 1996 were as follows:

                                              1997                                                   1996
                       -----------------------------------------------------  -----------------------------------------------------
                                             MONEY                                                   MONEY
                            NOW              MARKET             TIME                  NOW            MARKET             TIME
                       -----------------  ----------------  ----------------  ----------------- ----------------- -----------------
Average Balance
(in thousands)(1)         $52,841          $ 87,412          $208,635              $ 42,413          $ 56,612          $148,263
Rate Paid                    1.4%              3.8%              5.8%                  1.2%              3.4%              5.7%

(1) Amounts outstanding are the average of daily balances for the periods.

Provision for Possible Loan and Lease Losses

In evaluating the Company's allowance for possible loan and lease losses, management considers the credit risk in the various loan categories in its portfolio. Historically, most of the Company's loan losses have been in its commercial lending portfolio which includes SBA loans and local commercial loans. From inception of its SBA lending program in 1983, the Company has sustained a relatively low level of losses from these loans, averaging less than 0.5% of loans outstanding per year. Net losses in 1995 for these loans were $575 thousand. During 1996, net losses in the SBA loan portfolio decreased to $27 thousand. For the first nine months of 1997, loan losses, net of recoveries, totaled $508 thousand.

Most of the Company's other commercial loan losses have been for loans to businesses within the Tahoe basin area and in its Nevada operations. The Company believes that it has taken steps to minimize its commercial loan losses, including centralization of lending approval and processing functions. It is important for the Company to maintain good relations with local business concerns and, to this end, it supports small local businesses with commercial loans. The Company also attempts to mitigate the risk inherent in these loans through the loan review and approval process.

The provision for possible loan and lease losses was $1,940 thousand and $910 thousand for the first nine months of 1997 and 1996, respectively. The provision in both years includes the effect of growth in the loan portfolio. Unguaranteed loans increased $72.0 million and $53.1 million in the first nine months of 1997 and 1996, respectively. The 1997 increase is after the securitization and sale of $51.4 million of unguaranteed portions of SBA loans. The increase in provision in 1997 includes additional amounts to compensate for net loan losses of $716 thousand and reflects revised estimates of potential losses primarily related to two large loans with a combined reserve of $345 thousand.

The allowance for possible loan and lease losses as a percentage of loans and leases was 1.62% at September 30, 1997, 1.41% at December 31, 1996 and 1.50% at September 30, 1996. Net charge-offs for the nine months ended September 30, 1997 and 1996 were $716 thousand and $178 thousand, respectively. The increase of 0.21% in the allowance for possible loan and lease losses as a percentage of loans from December includes .12% related to the acquisition of Mercantile Bank. Guaranteed portions of loans were $52.0 million and $42.1 million at September 30, 1997 and 1996, respectively. The Company continues to monitor its exposure to loan losses each quarter and will adjust its level of provision in the future to reflect changing circumstances. The Company expects that its existing allowance for possible loan and lease losses will be adequate to provide for any additional losses.

Of total gross loans and leases at September 30, 1997, $6.1 million were considered to be impaired. The allowance for possible loan and lease losses included $710 thousand related to these loans. The average recorded investment in impaired loans during the nine months ended September 30, 1997 was $5.4 million.



                                Page -12-

The following table sets forth the ratio of nonaccrual loans to total loans, the allowance for possible loan and lease losses to nonaccrual loans and the ratio of the allowance for possible loan and lease losses to total loans and leases, as of the dates indicated.

                                                              September 30                             December 31
                                                      -----------------------------    --------------------------------------------
                                                            1997           1996              1996           1995           1994
                                                      -------------- --------------    -------------- -------------- --------------
Nonaccrual loans to total loans                             1.5%           1.9%              1.7%           2.3%         1.4%
Allowance for possible loan and lease
 losses to nonaccrual loans                               108.0%          79.7%             84.8%          70.2%         142.9%
Allowance for possible loan and lease
 losses to total loans                                      1.6%           1.5%              1.4%           1.6%           2.1%

If the guaranteed portions of loans on nonaccrual status, which total $1.7 million, are excluded from the calculations, the ratio of nonaccrual loans to total loans and leases at September 30, 1997 declines to 1.2% and the allowance for possible loan and lease losses to nonaccrual loans increases to 133.7%.

At September 30, 1996, excluding the guaranteed portions of loans on nonaccrual, these same percentages are 1.2% and 120.7%, respectively.

The following table sets forth the amount of the Company's nonperforming loans as of the dates indicated (amounts in thousands).

                                                              September 30                             December 31
                                                      ----------------------------     --------------------------------------------

                                                           1997           1996              1996           1995            1994
                                                      -------------  -------------     -------------  -------------  --------------
Nonaccrual loans:

 SBA.............................                           $4,968         $5,484            $4,985         $5,351          $2,423
 Other...........................                            1,176            261               378            125              59

Accruing loans past due 90
 days or more:

 SBA.............................                              342          1,037             1,071            816           1,754
 Other...........................                              561          1,049             1,061            207               9

Restructured loans (in
 compliance with modified terms)                               801            140               275             78             194

The performance of the Company's loan portfolio is evaluated regularly by management. The Company places a loan on nonaccrual status when any installment of principal or interest is 90 days or more past due, unless, in management's opinion, the loan is well secured and the collection of principal and interest is probable. A loan is placed on nonaccrual status even if principal or interest is less than 90 days past due if management determines the ultimate collection of principal or interest on the loan to be unlikely. When a loan is placed on nonaccrual status, the Company's general policy is to reverse and charge against current income previously accrued but unpaid interest. Interest income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is deemed by management to be probable.

Although the level of nonperforming assets will depend on the future economic environment, as of October 31, 1997, in addition to the assets disclosed in the above chart, management of the Company has identified approximately $123 thousand in potential problem loans about which it has serious doubts as to the ability of the borrowers to comply with the present repayment terms and which may become nonperforming assets, based on known information about possible credit problems of the borrower.

Interest income on nonaccrual loans which would have been recognized if all such loans had been current in accordance with their original terms totaled $566 thousand for the nine months ended September 30, 1997. Interest income actually recognized on nonaccrual loans


                                 Page -13-
for the nine months ended September 30, 1997 was $286 thousand.

The following table shows the loans outstanding, actual charge-offs, recoveries on loans previously charged off, the allowance for possible loan and lease losses and net loans charged off to average loans outstanding during the periods and as of the dates indicated (amounts in thousands except percentage amounts).

                                                   September 30                                   December 31
                                        -----------------------------------     ---------------------------------------------------

                                              1997               1996                1996                1995              1994
                                        ----------------    ---------------     ---------------     ---------------    ------------
Average loans..................            $364,223           $272,826            $284,487            $203,231            $166,366

Total gross loans at end of
 period........................             408,733            305,161             323,366             239,969             172,939

Allowance for possible loan and
 lease losses: Balance
 beginning of period...........            $  4,546           $  3,845             $ 3,845             $ 3,546             $ 3,472
                                           --------           --------             -------             -------             -------


Actual charge-offs:

  SBA..........................                 561                 84                 114                 595                 447

  Commercial and industrial....                 299                312                 337                 350                 467

  Leases.......................                  14                  0                  84                   0                   0

  Real estate..................                   0                  0                   0                  40                  60

  Installment..................                  59                 25                  58                  40                 101
                                                 --                 --                  --                  --                 ---

    Total......................                 933                421                 593               1,025               1,075
                                                ---                ---                 ---               -----               -----

Less recoveries:

  SBA..........................                 53                 68                  87                  20                  74

  Commercial and industrial....                109                165                 182                  26                 187

  Leases.......................                  6                  0                   0                   0                   0

  Real estate..................                  0                  0                   0                   0                   0

  Installment..................                 49                 10                  15                   8                   3
                                                --                 --                  --                   -                   -

    Total......................                217                243                 284                  54                 264
                                               ---                ---                 ---                  --                 ---

Net charge-offs................                716                178                 309                 971                 811

Provision for possible loan and
 lease losses..................              1,940                910               1,010               1,270                 885
                                             -----                ---               -----               -----                 ---

 Subtotal......................              5,770              4,577               4,546               3,845               3,546
                                             -----              -----               -----               -----               -----

Acquisition of Mercantile Bank                 864                  0                   0                   0                   0
                                               ---                  -                   -                   -                   -

Balance-end of period..........           $  6,634           $  4,577            $  4,546            $  3,845            $  3,546
                                          ========           ========            ========            ========            ========

Net loans charged off to
 average loans outstanding (1).              0.26%              0.09%               0.11%               0.48%               0.49%

(1) Percentages for the nine months are based on annualized net charge-offs.


                                    Page -14-

The following table sets forth management's historical allocation of the allowance for possible loan and lease losses by loan category and percentage of loans in each category. Percentage amounts are the percentage of loans in each category to total loans at the dates indicated (in thousands except percentage amounts).

                                                                      December 31,
                       ------------------------------------------------------------------------------------------------------------
                                   1996                                  1995                                  1994
                       ----------------------------------    ----------------------------------    --------------------------------
                                             Percent-                              Percent-                              Percent-
                           Amount               age              Amount              age               Amount              age
                       ---------------    ---------------    --------------     ---------------    --------------     -------------
SBA loans.............     $1,561               45%             $ 1,468               49%             $ 2,372             56%
Commercial and
 industrial loans(2)..      1,720               21                1,592               24                  627             18
Real estate loans.....      1,010               30                  564               23                  366             21
Consumer loans to
 individuals(1).......        255                4                  221                4                  181              5
                              ---                -                  ---                -                  ---              -
  Total...............    $ 4,546              100%             $ 3,845              100%             $ 3,546            100%
                          =======              ===              =======              ===              =======            ===



                                                                   September 30,
                                     ------------------------------------------------------------------------
                                                    1997                                  1996
                                     ----------------------------------    ----------------------------------
                                                           Percent-                              Percent-
                                         Amount               age              Amount               age
                                     --------------     ---------------    ---------------    ---------------
SBA loans.............                  $ 1,963                  36%            $ 1,732             48%
Commercial and
 industrial loans(2)..                    2,756                  23               1,992             31
Real estate loans.....                    1,532                  38                 559             18
Consumer loans to
 individuals(1).......                      383                   3                 294              3
                                            ---                   -                 ---              -
  Total...............                  $ 6,634                 100%            $ 4,577            100%
                                        =======                 ===             =======            ===

___________________________________
(1) Includes equity lines of credit
(2) Includes commercial leases

In allocating the Company's allowance for possible loan and lease losses, management has considered the credit risk in the various loan categories in its portfolio. While every effort has been made to allocate the reserve to specific categories of loans, management believes that any breakdown or allocation of the loan loss reserve into loan categories lends an appearance of exactness which does not exist, in that the reserve is utilized as a single unallocated reserve available for losses on all types of loans.

Non-interest Income

Non-interest income increased $3,859 thousand during the first nine months of 1997 compared to the previous year's first nine months.

Included in 1997 is a gain of approximately $2.6 million generated from the sale and securitization of unguaranteed portions of SBA loans.

The net gain on the sale of government guaranteed loans increased from a loss of $22 thousand during the first nine months of 1996 to $342 thousand in 1997 for the nine months ended September 30, 1997. Sales of government guaranteed loans were $14,936 thousand in 1997


                                  Page -15-
compared to $134 thousand in 1996. Of these sales, $9,176 thousand were related to the sale of "B & I" loans and $5,760 thousand were related to the sale of SBA 7(a) loans. Because B&I loans tend to have a lower yield than SBA loans, the Company intends to sell the government guaranteed portion of the B&I loans it originates. SBA loan sales were made in 1997 to reduce industry concentrations and to facilitate the securitization.

Income related to the Company's servicing assets and interest only strips receivable, net of the amortization of these assets, increased by $203 thousand from $3,112 thousand during the first nine months of 1996 to $3,315 for the nine months ended September 30, 1997. This increase results from the securitization in June 1997, which contributed $499 thousand to the increase. Partially offsetting the effect of the securitization were normal payments on existing loans, including amortization and prepayments.

Service charge income increased by $431 thousand during the comparison periods. This resulted from an increase in demand deposits and a change in the structure of service charges effective February 1, 1997.

In the first nine months of 1997, the Company incurred a loss of $80 thousand on the sale of securities, primarily mutual fund shares. This compares to an $8 thousand loss on the sale of securities in 1996.

Non-interest Expense

The following table compares the various elements of non-interest expense as an annualized percentage of total assets for the first nine months of 1997 and 1996 (in thousands except percentage amounts):

Nine Months                       Salaries &     Occupancy &   Other
Ended            Average           Related       Equipment     Operating
September 30      Assets (1)      Benefits (2)    Expenses     Expenses
______________________________________________________________________

1997          $ 508,358             2.5%            0.8%         1.3%
1996          $ 366,612             3.1%            0.9%         1.7%

(1)    Based on average daily balances.

(2) Excludes provision for payment of bonuses and contribution to KSOP plan. Including these items, percentages are 2.7% and 3.3% for 1997 and 1996, respectively.




                                Page -16-

The following table summarizes the principal elements of operating expenses and discloses the changes and percent of changes for the nine months ended September 30, 1997 and 1996 (amounts in thousands except percentage amounts):


                                                                   Nine months ended                      Increase (decrease)
                                                                     September 30                            1997 over 1996
                                                               ------------------------------     -------------------------------
                                                                                                                      Percent-
                                                                    1997              1996             Amount            age
                                                               --------------- --------------     ---------------   -------------
Salaries and related benefits...........                         $10,077             $ 9,076            $1,001          11.0%
Occupancy and equipment.................                           3,085               2,575               510          19.8
Insurance...............................                             178                 183                (5)         (2.7)
Postage.................................                             255                 254                 1           0.4
Stationery and supplies.................                             284                 278                 6           2.2
Telephone...............................                             318                 272                46          16.9
Advertising.............................                             503                 345               158          45.8
Legal...................................                             109                 462              (353)        (76.4)
Consulting..............................                             708                 428               280          65.4
Audit and accounting fees...............                             116                 116                 0           0.0
Directors' fees and expenses............                             335                 331                 4           1.2
Other real estate owned.................                              54                  56                (2)         (3.6)
Sundry losses...........................                             703                 688                15           2.2
Other...................................                           1,414               1,238               176          14.2
                                                                   -----               -----               ---
                                                                 $18,139             $16,302            $1,837          11.3%
                                                                 =======             =======            ======

The increase in salaries and benefits includes an increase of $719 thousand in commission and incentive expense, resulting from several factors. SBA and B&I loan volume increased in 1997, and commission expense related to these loans increased by approximately $302 thousand. In 1997, the Company expanded its commission program to increase the benefits available to loan officers and business development officers, yielding an increase of $298 thousand through September 30, 1997. Incentives of $74 thousand were incurred in 1997 as a result of the securitization. Salaries and benefits include an accrual of $374 thousand and $195 thousand for incentive payments to the Company's senior management for the nine month periods in 1997 and 1996, respectively. Base wages plus overtime increased by just $100 thousand during the comparison periods. The rise in occupancy and equipment is primarily attributable to maintenance and repair costs on an expanded computer hardware and data communications network, as well as depreciation on an increased base of fixed assets. Specifically, $283 thousand relates to the acquisition of Mercantile Bank and expansion of our branches in Reno and Carson City, Nevada. Included in advertising expense is the cost of printing new product brochures totaling approximately $50 thousand. In addition, the 1996 expense reflects a reversal of an overaccrual. Legal fees incurred in 1996 related primarily to two litigation matters. One matter was resolved in the Company's favor, and the other is ongoing and relates to a property acquired by the Company through foreclosure.

During the first quarter of 1997 the Company engaged an outside consulting firm to assist in identifying opportunities to reduce operating expenses and to recommend more efficient methods of operating. The increase in consulting costs is primarily related to this engagement. Total cost of this engagement is expected to be approximately $600 thousand, of which $430 thousand is included in consulting expense for the nine months ended September 30, 1997. As a result of this ongoing engagement, sundry losses in 1997 reflect an accrual of $452 thousand for the estimated salaries and benefits payable related to a reduction in staffing. Sundry losses in 1996 included a charge of $352 thousand related to a reduction in staffing, $114 thousand related to a servicing error on an SBA loan and $70 thousand associated with a litigation matter.

Provision for Income Taxes

Provision for income taxes has been made at the prevailing statutory rates and includes the effect of items which are classified as permanent differences for federal and state income tax. The provision for income taxes was $3,348 thousand and $1,168 thousand for the nine months ended September 30, 1997 and 1996, respectively, representing 38.5% and 38.1% of income before taxation for the respective periods.


                                Page -17-

Results of Operations (Three months ended September 30, 1997 and 1996)

Net income increased by $1,056 thousand from $940 thousand for the three months ended September 30, 1996 to $1,996 thousand for the current quarter. The increase included a $1,803 thousand increase in net interest income and a $756 thousand increase in non-interest income. These items were partially offset by increases of $290 thousand in the provision for loan and lease losses, $570 thousand in non-interest expense and $643 thousand in the provision for income taxes.

Net Interest Income

The yield on net interest-earning assets decreased from 6.21% during the third quarter of 1996 to 5.69% during the three months ended September 30, 1997. This decrease in yield was offset by an increase of 45.0% in average interest-earning assets. Average interest-earning assets totaled $505 million during the 1997 quarter and $348 million during the third quarter of 1996. As in the nine month comparison, yield was negatively affected by a decrease in loans as a percentage of interest-earning assets, a decrease in loan yields and an increase in the cost of deposits.

Yields and interest earned on loans, including loan fees for the three months ended September 30, 1997 and 1996 were as follows (in thousands except percent amounts):

                                                    Three                Three
                                                   Months               Months
                                                    Ended                Ended
                                                  09/30/97            09/30/96
                                                ------------         ----------
Average loans outstanding (1)                     $389,858             $297,294
Average yields                                       10.4%                10.7%
Amount of interest and origination fees earned    $ 10,231              $ 8,018

(1)  Amounts outstanding are the average of daily balances for the periods.

Excluding loan fees of $336 thousand and $366 thousand for the three months ended September 30, 1997 and 1996, respectively, yields on average loans outstanding were 10.1% and 10.2%. The prime rate (upon which a large portion of the Company's loan portfolio is based) was 8.5% for the 1997 quarter and 8.25% for the 1996 quarter. This increase in the prime rate was offset by increased competitive pressures in loan acquisition.

Rates and amounts paid on average deposits, including non-interest bearing deposits for the three months ended September 30, 1997 and 1996, were as follows (in thousands except percent amounts):

                                                    Three                Three
                                                   Months               Months
                                                    Ended                Ended
                                                  09/30/97             09/30/96
                                               --------------      -------------
Average deposits outstanding (1)                  $507,236             $350,698
Average rate paid                                     3.6%                 3.5%
Amount of interest paid or accrued                $ 4,587              $ 3,075

(1)  Amounts outstanding are the average of daily balances for the periods.

The effective interest rates paid on NOW accounts, Money Market accounts and Time Certificates of Deposits during the third quarter of 1997 and 1996 were as follows (in thousands except percent amounts):


                                              1997                                                    1996
                       --------------------------------------------------        --------------------------------------------------
                                            MONEY                                                    MONEY
                            NOW             MARKET             TIME                   NOW            MARKET             TIME
                       --------------  ----------------  ----------------        -------------- ----------------- -----------------
Average Balance (1)      $57,038          $100,502          $227,206               $46,445            60,155           $163,004
Average Rate Paid           1.4%              3.9%              5.8%                  1.2%              3.6%               5.7%

(1) Amounts outstanding are the average of daily balances for the periods.

                                          Page -18-

The Company prices its deposits consistent with market conditions in its service areas.

Time certificates of deposit represented 44.8% of average deposits during the third quarter of 1997 and 46.5% during the 1996 quarter. This decrease resulted from a decrease in average out-of-area time deposits from 13.5% of average total deposits for the third quarter of 1996 to 6.4% for the current quarter.

Provision for Possible Loan and Lease Losses

A detailed comparison analysis of the Company's non-performing loans and charge-off history is reported in the nine month discussion. The provision recorded during the third quarter of 1997 reflects the $25.0 million in growth in unguaranteed loans during the quarter.

Non-interest Income

Net servicing income increased from $1,001 thousand during the third quarter of 1996 to $1,401 thousand in the current quarter due to the securitization. Service charges increased $137 thousand as compared to the 1996 quarter. Sundry recoveries included an insurance settlement of $131 thousand in 1997.

Non-interest Expense

The following table compares the various elements of non-interest expense as an annualized percentage of total assets for the third quarter of 1997 and 1996 (in thousands except percentage amounts):

Three Months                                          Salaries &                   Occupancy &              Other
Ended                       Average                   Related                      Equipment                Operating
September 30                Assets (1)                Benefits (2)                 Expenses                 Expenses
------------------------    ----------------------    -------------------------    ------------------       ---------------

1997                        570,735                    2.2%                          0.7%                     1.1%
1996                        396,253                    2.9%                          0.9%                     1.5%

  (1) Based on average daily balances.
  (2) Excludes provision for payment of bonuses and contribution to KSOP plan. Including these items, percentages are 2.3% and 3.2% for 1997 and 1996, respectively.

The following table summarizes the principal elements of operating expenses and discloses the changes and percent of changes for the three months ended September 30, 1997 and 1996 (amounts in thousands except percentage amounts):

                                                                           Three Months                         Increase
                                                                              Ended                            (decrease)
                                                                           September 30                      1997 over 1996
                                                                  ------------------------------    -------------------------------
                                                                                                                         Percent-
                                                                      1997             1996            Amount               age
                                                                  ------------     -------------    -------------     -------------
Salaries and related benefits...........                            $3,358            $3,145            $ 213                 6.8%
Occupancy and equipment.................                             1,062               864              198                22.9
Insurance...............................                                69                65                4                 6.2
Postage.................................                                71               100              (29)              (29.0)
Stationery and supplies.................                                82               107              (25)              (23.4)
Telephone...............................                               103                93               10                10.8
Advertising.............................                               157                53              104               196.2
Legal...................................                                51               154             (103)              (66.9)
Consulting..............................                               286               100              186               186.0
Directors' fees and expenses............                               154               103               51                49.5
Sundry losses...........................                                98               177              (79)              (44.6)
Other...................................                               551               511               40                 7.8
                                                                       ---               ---               --                 ---
                                                                    $6,042            $5,472            $ 570                10.4%
                                                                    ======            ======            =====                ====


                                   Page -19-

For a discussion of the changes in occupancy and equipment, see the nine month review of non- interest expense. The change in salaries and benefits includes an increase in commissions and incentives of $251 thousand and a decrease in base salaries and overtime of $88 thousand. The changes in the commission structure are discussed in the nine month review. Advertising expense in 1996 reflects a reversal of an overaccrual. Consulting costs in the third quarter of 1997 included $173 thousand related to our ongoing engagement with an outside consulting firm discussed in the nine month review.

Provision for Income Taxes

The provision for income taxes was $1,245 thousand and $602 thousand for the three months ended September 30, 1997 and 1996, respectively, representing 38.4% and 39.0% of income before taxation for the respective periods.



                              Page -20-

SierraWest Bancorp
10-Q Filing
September 30, 1997

Part II.

Item 1.  Legal Proceedings.

During 1987, SierraWest Bank, ("the Bank") took title, through foreclosure, of a property located in Placer County which subsequent to the Bank's sale of the property was determined to be contaminated with a form of hydrocarbons. At the time it owned the property, the Bank became aware of and investigated the status of certain underground tanks that had existed on the property. The Bank hired a consultant to study the tanks and properly seal them. Several years later, and after resale of the property, contamination was observed in the area of at least one of the buried tanks and along an adjoining riverbank of the Yuba River. The Bank, at the time of resale of the property, was not aware of this contamination adjacent to the tanks but was aware of the existence of the tanks and disclosed this to its purchaser.

A formal plan of remediation has not been approved by the County of Placer or the State Regional Water Quality Board but is being drafted by a consultant. As a result of the discovery of the contamination, two civil lawsuits were instituted against the Bank and other prior owners by the current owner of the property, Rainbow Holding Company, who is also the Bank's borrower. One of the actions, the state court matter, was dismissed by agreement of the parties. The other matter, filed in the summer of 1995 in the U. S. District Court, Eastern District of California, is in mediation. Informal mediation has taken place during the summer of 1997. Formal mediation is expected to begin in mid-November, 1997 and to be concluded by the end of the year.

The Bank's external and internal counsel on this matter believe that the Bank's share of the cost of remediation and the costs of defense will not be material to the Bank's or the Company's performance and will be within existing reserves established by the Bank for this matter. It is also expected that clean-up of the property will be undertaken during the spring of 1998 following approval of a work plan.

In addition, the Company is subject to some minor pending and threatened legal actions which arise out of the normal course of business and, in the opinion of Management and the Company's General Counsel, the disposition of these claims currently pending will not have a material adverse affect on the Company's financial position or results of operations.

Item 2.  Change in Securities.  Not applicable.

Item 3.  Defaults Upon Senior Securities.  Not applicable.

Item 4.  Submission of Matters to a Vote of Securities Holders.

         Not applicable.

Item 5.  Other Information.  Not applicable.





                                   Page -21-

Item 6.  Exhibits and Reports on Form 8-K.

         (a)  Exhibits.

         11.     Statement regarding computation of per share earnings.

         (b)     Reports on Form 8-K.

                 There were no reports on Form 8-K filed for the quarter ended September 30, 1997.


                                      Page -22-

10-Q Filing
September 30, 1997








                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





       November 12, 1997                   /s/William T. Fike
Date: _______________________              ____________________________________
                                           William T. Fike
                                           President, Chief Executive Officer






       November 12, 1997                   /s/Richard Belstock
Date: _______________________              ____________________________________
                                           Richard Belstock
                                           Senior Vice President/
                                           Chief Accounting Officer














                                  Page -23-

                                 EXHIBIT 11

                       SIERRAWEST BANCORP AND SUBSIDIARY
                    COMPUTATION OF EARNINGS PER COMMON SHARE
                                  (Unaudited)
                 (Amounts in thousands except per share amounts)


                                                            Three               Three              Nine                Nine
                                                           Months              Months             Months              Months
                                                            Ended               Ended              Ended               Ended
                                                          09/30/97            09/30/96           09/30/97            09/30/96
                                                       ---------------     ---------------    ---------------     ---------------
Primary

Net income                                                  $ 1,996            $    940           $ 5,339             $ 1,896
                                                            =======            ========           =======             =======
Shares(1)
  Weighted average number of
    common shares outstanding                                 4,068               2,825             3,456               2,786

Assuming exercise of options
  reduced by the number of
  shares which could have been
  purchased with the proceeds
  from exercise of such option                                  186                 134               174                 128
                                                                ---                 ---               ---                 ---

Weighted average number of
  common shares outstanding as
  adjusted                                                    4,254               2,959             3,630               2,914
                                                              =====               =====             =====               =====

Net income per share                                        $  0.47            $   0.32           $  1.47             $  0.65
                                                            =======            ========           =======             =======

Assuming full dilution

Earnings                                                    $ 1,996            $    940           $ 5,339             $ 1,896
Add after tax interest expense
 applicable to convertible
 debentures                                                       0                 114                35                 348
                                                                  -                 ---                --                 ---

Net income                                                  $ 1,996            $  1,054           $ 5,374             $ 2,244
                                                            =======            ========           =======             =======

Shares(1)
  Weighted average number of
    common shares outstanding                                 4,068               2,825             3,456               2,786

Assuming conversion of
  convertible debentures                                          0                 964               364                 995

Assuming exercise of options
  reduced by the number of
  shares which could have been
  purchased with the proceeds
  from exercise of such options                                 205                 154               185                 145
                                                                ---                 ---               ---                 ---

Weighted average number of
  common shares outstanding as
  adjusted                                                    4,273               3,943             4,005               3,926
                                                              =====               =====             =====               =====

Net income per share assuming
  full dilution                                             $  0.47            $   0.27           $  1.34             $  0.57
                                                            =======            ========           =======             =======


(1) Restated to give effect to 5% stock dividend issued in August, 1997.


                                     Page -24-

FORM 10-KSB

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended    December 31, 1996
Commission File No.          0-27856

CALIFORNIA COMMUNITY BANCSHARES CORPORATION
----------------------------------------------
(Name of small business issuer in it charter)

Delaware                                               68-0366324
----------------------------------------------        ---------------------
(State or other jurisdiction of incorporation)         (IRS Employer
                                                        Identification No.)

555 Mason Street, Suite 280, Vacaville, CA             95688-4612
------------------------------------------            ----------------------
(Address of principal executive offices)               (ZIP Code)

Issuer's telephone number:               (707) 448-1200

Securities registered under Section 12(g) of the Exchange Act:

 $.10 Par Value Common Stock
----------------------------
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ X ]

Total revenue for year ended December 31, 1996, was $15,134,000.

The aggregate market value of the voting stock held by nonaffiliates based on the average bid and asked prices $17.25 of such stock, was $ 14,007,656 as of March 24, 1997.

The number of shares outstanding of Common Stock as of March 24, 1997:
1,000,150

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of Registrant's Definitive Proxy Statement for the 1997 Annual Meeting of Stockholders are incorporated by reference in Part III, Items 9, 10, 11, and 12 of this Form 10-KSB.

Transitional Small Business Disclosure Format (Check One) YES [ ] NO [ X ]

CONTAINS 0129 SEQUENTIALLY NUMBERED PAGES
EXHIBIT INDEX APPEARS ON SEQUENTIALLY NUMBERED PAGE 0048


******************************************************************************


TABLE OF CONTENTS
                                                                          Page
PART I

ITEM 1 -  Description of Business                                           1

ITEM 2 -  Description of Property                                          17

ITEM 3 -  Legal Proceedings                                                18

ITEM 4 -  Submission of Matters to a Vote of Security Holders              19

PART II

ITEM 5 -  Market for Common Equity and Related Stockholder Matters         19

ITEM 6 -  Management's  Discussion and Analysis or Plan of Operation       20

ITEM 7 -  Financial Statements                                             44

ITEM 8 -  Changes In and Disagreements With Accountants on
                 Accounting and Financial Disclosure                       44

PART III

ITEM 9 -   Directors, Executive Officers, Promoters and Control Persons;
                 Compliance with Section 16(a) of the Exchange Act         45

ITEM 10 -  Executive Compensation                                          45

ITEM 11 -  Security Ownership of Certain Beneficial Owners and Mgmt        45

ITEM 12 -  Certain Relationships and Related Transactions                  45

ITEM 13 -  Exhibits and Reports on Form 8-K                                45

Financial Statements                                                     0052

Signatures                                                               0079


******************************************************************************


          Certain statements in this Annual Report on Form 10-KSB include forward-looking information within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: competitive pressure in the banking industry increases significantly; changes in the interest rate environment reduce margins; general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality and an increase in the provision for possible loan losses; changes in the regulatory environment; changes in business conditions, particularly in Solano and Contra Costa Counties; volatility of rate sensitive deposits; operational risks including data processing system failures or fraud; asset / liability matching risks and liquidity risks; and changes in the securities markets. See also "Certain Additional Business Risks", herein and other risk factors discussed elsewhere in this report.

          Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of the corporation and the bank.


******************************************************************************


PART I

ITEM 1 -  DESCRIPTION OF BUSINESS

BUSINESS OF THE CORPORATION

     Continental Pacific Bank (the "Bank") was organized as a California state banking Corporation on May 27, 1983, and commenced operations on November 14, 1983.

     In 1995, the Bank's Board of Directors approved a Bank holding company formation and corporate reorganization (the "Reorganization") whereby the Bank would become a wholly-owned subsidiary of California Community Bancshares Corporation (the "Company"). The Company was incorporated as a Delaware Corporation on October 5, 1995. The Bank's shareholders approved the Reorganization on December 20, 1995. The Reorganization was consummated as of the close of business on February 29, 1996.

     On January 18, 1984, the Bank formed Conpac Development Corporation ("Conpac") as a wholly-owned subsidiary to take advantage of the then recently enacted California Financial Code provision authorizing banks or their subsidiaries to engage in real property investment and development. The Bank is presently staffing the activities of Conpac with two regular Bank employees. As of December 31, 1996, in addition to the Pacific Plaza project discussed below, Conpac projects and activities have included investment in a limited partnership real estate development project; improvement of 44 undeveloped residential lots; development of an 8,000 square foot commercial office building adjacent to the Bank's Benicia branch; and other incidental activities. As of December 31, 1996, all of Conpac's projects have been sold at a gross profit, except the current Pacific Plaza project, which is held as Premises. Recent legislation limits the Bank's and Conpac's ability to engage in most real estate development and investment activities and, accordingly, the Bank has filed a divestiture plan with the FDIC, which has not been objected to, for its real estate developments. See "Real Estate Development Subsidiary," herein.

DEVELOPMENTS IN THE CORPORATION'S BUSINESS

     The principal business of the Company is to act as a holding company for the Bank. Accordingly, various factors relating to the Bank impact the business of the Company. Several of these factors are discussed below. The Bank engages in the general commercial banking business, in Solano and Contra Costa counties in the State of California. In addition to its head banking office located at 141 Parker Street, Vacaville, California the Bank has six full service branch offices at 1011 Helen Power Drive, Vacaville, California; 1300 Oliver Road, Fairfield, California; 1001 First Street, Benicia, California; 303 Sacramento Street, Vallejo, California; 3355 Sonoma Boulevard, Suite 20, Vallejo, California and the Bank's newest branch at 2151 Salvio Street, Suite H, Concord, California. In 1996 the 1100 Texas Street, branch
was converted to an express branch for deposit services.   The Company's
business is not seasonal.

     The Bank conducts a commercial banking business including accepting demand, savings and time deposits, including certificates of deposit, money market deposit accounts, NOW and Super NOW accounts. The Bank offers commercial, real estate, personal, home improvement, automobile and other installment term loans. It also offers installment note collection, issues cashier's checks and money orders, sells travelers' checks and provides safe deposit boxes and other customary banking services.

     The vast majority of loans are direct loans made to individuals, professionals, and small- to medium-sized businesses. On December 31, 1996, the total loans outstanding were as follows: commercial loans: $8,926,000; real estate construction loans: $6,408,000; real estate mortgage loans:
$82,246,000; consumer loans:  $16,045,000; and total loans:  $113,625,000.

     Deposits are attracted primarily from individuals, professionals, and small- to medium-sized businesses. The Bank also attracts some deposits from municipalities and other governmental agencies or entities. The Bank is generally required to pledge securities to secure such deposits (except the first $100,000 of such deposits, which is insured by the FDIC).

     Except as described above, material portions of the deposit have not been obtained from a single person or a few persons (including federal, state and local governments and agencies thereunder) the loss of anyone or more of which would have a materially adverse effect on the business of the Company; however, at December 31, 1996, approximately three percent of total deposits were obtained from a title company. Such deposits have the potential to increase or decrease rapidly. Approximately 78% of the loans are real estate loans. The value of real estate collateral could be affected by adverse changes in the real estate markets in which the Company operates and this could significantly adversely impact the value of such collateral or the Company's earnings.

     As of December 31, 1996, the brokerage mortgage loan department consisted of three loan originators who are paid on a commission basis and one salaried full-time processor. The department's purpose is to originate and process single family residential loan applications in Solano County and adjacent areas. The loans are underwritten and funded by one of the twenty wholesale loan sources the Bank has established. For the year ended December 31, 1996, the Company earned fees of $184,000 on $12,900,000 in loan volume closed. There were no loans held for sale at December 31, 1996.

     The Company does not offer trust services or international banking services and does not plan to do so in the near future, but has arranged with its correspondent banks for such services to be offered to its customers. In December 1993, the Bank began offering financial investment services (mutual fund and annuity sales) through a broker relationship with Financial Network Investment Corporation ("FNIC"). For the year ending December 31, 1996, the Company earned fees of $53,000 on $1,600,000 in sales.

     In 1995, the Bank began offering a new service called Business Manager. With Business Manager the Bank purchases a business' accounts receivables and sets up a credit line custom tailored to the business' needs. The program includes the administration of the billing and collection function. For the year ending December 31, 1996, the Company earned fees of $72,000 for this service.

     In 1994, the Small Business Administration established a Low Doc loan program. This program is intended to reduce the paperwork requirements and improve approval turnaround time on certain SBA qualifying commercial loan requests of $100,000 or less. For the year ended September 30, 1996, the Bank was among the Top 10 "Low Doc" lenders in Northern California

     Other than as disclosed above, with respect to the Business Manager Accounts Receivable program and the SBA loan Program, the Company has not engaged in any material research activities relating to the development of new services or the improvement of existing banking services during the last two fiscal years. During that time, however, the Company's directors, officers and employees have continually engaged in marketing activities, including the evaluation and development of new services, in order to maintain and improve the Company's competitive position in its primary service area. The cost of these activities cannot be calculated with any degree of certainty.

     The Company holds no patents, trademarks, licenses (other than licenses required to be obtained from the appropriate Bank regulatory agencies), franchises or concessions which are of material importance to its business.

     The Company is exploring the merits and costs of offering home banking, a bill paying service through the customer's computer, and telephone banking in 1997. It is estimated these services could require an investment of $75,000 to $100,000. The Company currently has no other plans to introduce a new product or line of business which would require the investment of a significant amount of the Company's total assets.

     As of December 31, 1996, the Company employed a total of 90 employees representing 75 full-time-equivalent employees.

ACQUISITION OF TRACY BRANCH

     On May 14, 1996, the Bank, entered into a Purchase and Assumption Agreement ("Agreement") with Tracy Federal Bank, a Federal Savings Bank (Tracy).

     On August 14, 1996, the Federal Deposit Insurance Corporation ("FDIC") approved the Purchase and Assumption merger application. On August 28, 1996, the State Banking Department ("SBD") approved the proposal of the Bank to purchase the business of the Concord branch office of Tracy pursuant to the Agreement, dated as of May 14, 1996.

     On October 8, 1996, the Bank entered into an amendment to the Agreement with Tracy. On Saturday, October 12, 1996 at 12:01 a.m. according to the terms of the Agreement, the acquisition by the Bank of the Concord, California branch office of Tracy was consummated.

     The assets purchased totalled $210,000 and consisted of Cash on Hand, Negative Balance Accounts, Savings Secured Loans and Corresponding Accrued Interest and Leasehold Improvements and Equipment. The liabilities assumed totalled approximately $15,500,000 and consisted of the branch deposits and accrued interest. The acquisition was accounted for under the purchase method of accounting. The consideration, which was 4% of adjusted deposits, amounted to $610,000. Of this amount $550,000 is considered goodwill and will be amortized over 15 years.

     There is not a material relationship between Tracy and the Bank or any of its affiliates, any director or officer of the Bank or any associate of any such director or officer.

     The source(s) of funds for the consideration given to Tracy from the Bank was Cash on Hand.

     The Leasehold Improvements and Equipment acquired from Tracy were used for Banking purposes and will continue to be used for Banking purposes by the Bank.

REAL ESTATE DEVELOPMENT SUBSIDIARY

     The Bank's wholly-owned subsidiary, Conpac, engages in the real estate development business as authorized under California law. In July 1988, Conpac purchased and leased unimproved real property in the vicinity of Mason and Davis streets in downtown Vacaville. This project is known as Pacific Plaza. In mid-1990 Conpac began to build a two-story building of approximately 32,000 square feet (27,133 rentable square feet) and 140 parking spaces. This building is located on the lot east of Davis Street which Conpac currently owns and is referred to as Pacific Plaza East. In 1990, Conpac also exercised its option to purchase the lot immediately west of Davis Street for $225,000. This lot and the adjacent lots previously purchased by Conpac are the proposed site of Pacific Plaza West.

     Pacific Plaza East was 100% occupied in 1995 and 1996, including the 4,660 square feet occupied by the Bank's Corporate office. As of December 31, 1996, the average leases were $1.45 per square foot on a triple net basis.

     Pacific Plaza East has ample parking, with 140 spaces, adjacent to the building. Only 84 parking spaces are required by the City. Prior to 1995, it was the intent of the Company to sell the additional 56 spaces to the City of Vacaville. In 1995, the Bank decided the building's long term value would be improved by retaining these extra spaces. Therefore, the carrying amount of these spaces was added to the project and transferred to premises. As of December 31, 1996, Conpac had a carrying amount of $3,730,000 for Pacific Plaza East (net of $426,000 accumulated depreciation) and approximately $753,000 for Pacific Plaza West. At December 31, 1996, with Pacific Plaza East 100% leased, the estimated return on investment was approximately 11.6%, before depreciation.

     Beginning in December 1992, state banks and their subsidiaries were prohibited from engaging, as principal, in activities not permissible to national banks and their subsidiaries. Any Bank engaged in such activities must divest itself of these investments by December 1996 and was required to file a divestiture plan with the FDIC by February 5, 1993, detailing its plans. Generally, national banks may not engage in real estate development, although they can own property used or to be used, in part, as a banking facility. During 1993, the Bank moved its corporate offices to Pacific Plaza East. The Bank occupies 4,660 square feet in Pacific Plaza East (17% of the leasable office space). Since ownership of banking premises is permissible for a national Bank subsidiary, a divestiture plan was not required for Pacific Plaza East. Conpac currently plans to retain Pacific Plaza East.

     On August 1, 1994, at the request of the FDIC, the Bank filed a new divestiture plan. The new plan indicated the Bank intended to build a two-story 12,000 square foot commercial office building, upon 50% preleasing, on the 38,725 square foot vacant parcel referred to as Pacific Plaza West. The Bank also indicated its intent to occupy between 15% and 19% of the space in Pacific Plaza West. The plan requested FDIC approval to transfer Pacific
Plaza West to premises, for regulatory reporting purposes, upon completion and occupancy of Pacific Plaza West by the Bank. The plan also reaffirmed the Bank's intent to retain Pacific Plaza East classifying the property as premises for regulatory reporting purposes. On August 12, 1994, the Bank received notification from the FDIC that they raised no objections to the Bank's plan. However, the FDIC requested to be notified of the circumstances if the project was not completed by year end 1995. The Bank is continuing its effort to lease 50% of the 12,000 square feet available but has changed the design from one two-story 12,000 square foot commercial office building to two 6,000 square foot single story office buildings which could be sold or leased separately. As of the date hereof, it is the Bank's intent to construct one building for use by its head banking office. The lease on the building currently occupied by the head banking office expires in May 1998. The other building would not be built until it was either leased or sold. At December
31, 1996, the Bank had not begun construction of Pacific Plaza West. At December 31, 1996, Pacific Plaza West is carried on the books as premises.

     On December 31, 1996, Conpac had total investments of $4,483,000. Except for Pacific Plaza, Conpac has no other projects or investments. During 1996, 1995, and 1994, respectively, Conpac contributed $242,000, $213,000, and $223,000 respectively, to revenue net of related expenses.

ENVIRONMENTAL MATTERS

     Compliance with federal, state and local regulations regarding the discharge of materials into the environment may have a substantial effect on the capital expenditure, earnings and competitive position of the Company in the event of lender liability or environmental lawsuits. Under federal law, liability for environmental damage and the cost of the cleanup may be imposed upon any person or entity who is an "owner" or "operator" of contaminated property. State law provisions, which were modeled after federal law, are similar. Congress established an exemption under Federal law for lenders from "owner" and/or "operator" liability, which provides that "owner" and/or "operator" do not include "a person, who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interests in the vessel or facility." The wording of this exemption is subject to conflicting interpretations between the Federal Courts and has therefore generated uncertainty within the financial and lending communities, particularly with regard to the extent to which a secured creditor may undertake activities to oversee the affairs of the borrower without "participating in the management" of a facility. Congress is currently addressing lender liability under environmental laws, and it is expected that the lender exemption will be clarified. There is no assurance, however, that such clarification will be made, and, if made, that it will be favorable to lenders. Thus, the scope of lender liability under federal and state law remains an open question.

     It is the policy of the Company to prohibit officers and employees from becoming directly involved in the operation or management of borrowers' businesses. To further minimize the risk of liability, the Company requires that each borrower proposing to finance nonresidential property complete an environmental questionnaire and, in those instances where it is warranted, requires appropriate independent environmental assessment studies.

     In the event the Bank or Conpac was held liable as owners or operators of a toxic property, they could be responsible for the entire cost of environmental damage and cleanup. Such an outcome could have a serious effect on the Company's consolidated financial condition depending upon the amount of liability assessed and the amount of the cleanup required. At March 24, 1997, the Company has no knowledge that any real estate securing loans in its portfolio are contaminated by hazardous substances.

THE EFFECT OF GOVERNMENT POLICY ON BANKING

     The earnings and growth of the Company are affected not only by local market area factors and general economic conditions, but also by government monetary and fiscal policies. For example, the Board of Governors of the Federal Reserve System ("FRB") influences the supply of money through its open market operations in U.S. Government securities and adjustments to the discount rates applicable to borrowings by depository institutions and others. Such actions influence the growth of loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact of future changes in such policies on the business and earnings of the Company cannot be predicted.

     As a consequence of the extensive regulation of commercial banking activities in the United States, the business of the Company is particularly susceptible to being affected by the enactment of federal and state legislation which may have the effect of increasing or decreasing the cost of doing business, modifying permissible activities or enhancing the competitive position of other financial institutions. Any change in applicable laws or regulations may have a material adverse effect on the business and prospects of the Company. In response to various business failures in the savings and loan industry and, more recently, in the banking industry, in December 1991, Congress enacted, and the President signed into law, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA substantially revised the Bank regulatory framework and deposit insurance funding provisions of the Federal Deposit Insurance Act and made revisions to several other federal banking statutes.

     Implementation of the various provisions of FDICIA is subject to the adoption of regulations by the various regulatory agencies and to certain phase-in periods. The effect of FDICIA on the Company and the Bank cannot be determined until after all the implementing regulations are adopted by the agencies.

SUPERVISION AND REGULATION

THE COMPANY

     The Company, as a Bank holding company, is subject to regulation under the Bank Holding Company Act of 1956, as amended (the "BHC Act") and is registered with and subject to the supervision of the Board of Governors of the Federal Reserve System ("Federal Reserve"). It is the policy of the Federal Reserve that each Bank holding company serve as a source of financial and managerial strength to its subsidiary banks. The Federal Reserve has the authority to examine the Company and the Bank.

     The BHC Act requires the Company to obtain the prior approval of the Federal Reserve before acquisition of all or substantially all of the assets of any Bank or ownership or control of the voting shares of any Bank if, after giving effect to such acquisition, the Company would own or control, directly or indirectly, more than 5% of the voting shares of such Bank. However, amendments to the BHC Act effected by the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal"), which is discussed further below, expand the circumstances under which a Bank holding company may acquire control of or all or substantially all of the assets of a Bank located outside the State of California.

     The Company may not engage in any business other than managing or controlling banks or furnishing services to its subsidiaries, with the exception of certain activities which, in the opinion of the Federal Reserve, are so closely related to banking or to managing or controlling banks as to be incidental to banking. The Company is also generally prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company unless that company is engaged in such activities and unless the Federal Reserve approves the acquisition.

     The Company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or provision of services. For example, with certain exceptions, the Bank may not condition an extension of credit on a customer obtaining other services provided by it, the Company or any other subsidiary, or on a promise by the customer not to obtain other services from a competitor. In addition, federal law imposes certain restrictions on transactions between the Bank and its affiliates. As affiliates, the Bank and the Company are subject, with certain exceptions, to the provisions of federal law imposing limitations on and requiring collateral for loans by the Bank to any affiliate.

THE BANK

     As a California state-licensed Bank, the Bank is subject to regulation, supervision and periodic examination by the California State Banking Department ("SBD") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank is not a member of the Federal Reserve System, but is nevertheless subject to certain regulations of the Federal Reserve. The Bank's deposits are insured by the FDIC to the maximum amount permitted by law, which is currently $100,000 per depositor in most cases.

     The regulations of these state and federal Bank regulatory agencies govern most aspects of the Bank's business and operations, including but not limited to, the scope of its business, its investments, its reserves against deposits, the nature and amount of any collateral for loans, the timing of availability of deposited funds, the issuance of securities, the payment of dividends, Bank expansion and Bank activities, including real estate development and insurance activities, and the maximum rates of interest allowed on certain deposits. The Bank is also subject to the requirements and restrictions of various consumer laws and regulations.

     The following description of statutory and regulatory provisions and proposals is not intended to be a complete description of these provisions and is qualified in its entirety by reference to the particular statutory or regulatory provisions discussed.

CHANGE IN CONTROL

     The BHC Act and the Change in Bank Control Act of 1978, as amended (the "Change in Control Act"), together with regulations of the Federal Reserve, require that, depending on the particular circumstances, either Federal Reserve approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or company acquiring "control" of a Bank holding company, such as the Company, subject to exemptions for certain transactions. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the Bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the company has securities registered under Section 12 of the Exchange Act, or no other person will own a greater percentage of that class of voting securities immediately after the transaction. The Financial Code also contains approval requirements for the acquisition of 10% or more of the securities of a person or entity which controls a California licensed Bank. Finally, the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, together with regulations of the Federal Trade Commission, may require certain filings to be made with the Federal Trade Commission and the United States Department of Justice, and certain waiting periods to expire, prior to consummation of an acquisition of a company's voting securities.

CAPITAL ADEQUACY REQUIREMENTS

     The Company is subject to the Federal Reserve's capital guidelines for Bank holding companies and the Bank is subject to the FDIC's regulations governing capital adequacy for nonmember banks. As noted below, the federal banking agencies have adopted regulations which could impose additional capital requirements on banks based on market risk and have added a component to the uniform Bank rating system which addresses sensitivity to market risk, including interest rate risk. In addition, the Bank is subject to specific capital requirements imposed by the FDIC and the SBD.

THE FEDERAL RESERVE AND FDIC

     The Federal Reserve has established risk-based and leverage capital guidelines for Bank holding companies which are similar to the FDIC's capital adequacy regulations for nonmember banks. The Federal Reserve guidelines apply on a consolidated basis to Bank holding companies with consolidated assets of $150 million or more.

     The Federal Reserve capital guidelines for Bank holding companies and the FDIC's regulations for nonmember banks set total capital requirements and define capital in terms of "core capital elements," or Tier 1 capital(F1) and "supplemental capital elements," or Tier 2 capital(F2). At least fifty percent (50%) of the qualifying total capital base must consist of Tier 1 capital. The maximum amount of Tier 2 capital that may be recognized for risk-based capital purposes is limited to one-hundred percent (100%) of Tier 1 capital, net of goodwill.
-------------------
F1  Tier 1 capital is generally defined as the sum of the core capital elements less goodwill and certain intangibles.  The following items are defined as core capital elements: (i)
    common stockholders' equity; (ii) qualifying noncumulative perpetual preferred stock and related surplus; and (iii)
    minority interests in the equity accounts of consolidated
    subsidiaries.
F2  Supplementary capital elements include:  (i) allowance for loan and lease losses (which cannot exceed 1.25% of an
    institution's risk-weighted assets); (ii) perpetual preferred stock, long term preferred stock, and related surplus not
    qualifying as core capital; (iii) hybrid capital instruments, including mandatory convertible debt securities; and (iv)
    term subordinated debt and intermediate-term preferred stock and related surplus.
-------------------

     Both Bank holding companies and nonmember banks are required to maintain a minimum ratio of qualifying total capital to risk-weighted assets of eight percent (8%), at least one-half of which must be in the form of Tier 1 capital. Risk-based capital ratios are calculated with reference to risk-weighted assets, including both on and off-balance sheet exposures, which are multiplied by certain risk weights assigned by the Federal Reserve and the FDIC to those assets.

     The Federal Reserve and the FDIC have established a minimum leverage ratio of three percent (3%) Tier 1 capital to total assets for Bank holding companies and nonmember banks that have received the highest composite regulatory rating and are not anticipating or experiencing any significant growth. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum for a minimum of four percent (4%) or five percent (5%).

     The following tables present the capital ratios for the Company and the Bank and respective regulatory capital adequacy requirements.

Company:                                                   For Capital
                                        Actual           Adequacy Purposes
                               ---------------------   --------------------
                                                        Minimum     Minimum
                                  Amount      Ratio      Amount      Ratio
As of December 31, 1996:
 Total capital
  (to risk weighted assets)    $17,895,000    13.55%   $10,564,000    8.0%
 Tier I capital
  (to risk weighted assets)    $13,104,000     9.92%   $ 5,282,000    4.0%
 Tier I capital
  (to average assets)          $13,104,000     7.04%   $ 7,444,000    4.0%


Bank:
                                                                                   To Be
                                                                           Categorized as Well
                                                                            Capitalized Under
                                  For Capital                               Prompt Corrective
                                     Actual             Adequacy Purposes   Action Provisions
                              ---------------------    ------------------- -------------------
                                                        Minimum    Minimum  Minimum    Minimum
                                Amount       Ratio       Amount     Ratio    Amount     Ratio
As of December 31, 1996:
Total capital
 (to risk weighted assets)    $17,416,000    13.22%    $10,540,000   8.0% $13,174,000   10.0%
Tier I capital
 (to risk weighted assets)    $12,647,000     9.60%    $ 5,270,000   4.0%  $7,905,000    6.0%
Tier I capital
 (to average assets)          $12,647,000     6.81%    $ 7,407,000   4.0%  $9,286,000    5.0%

As of December 31, 1995:
Total capital
 (to risk weighted assets)    $17,510,000    13.71%    $10,214,000   8.0% $12,768,000   10.0%
Tier I capital
 (to risk weighted assets)    $12,327,000     9.65%    $5,107,000    4.0%  $7,661,000    6.0%
Tier I capital
 (to average assets)          $12,327,000     7.75%    $6,362,000    4.0%  $7,953,000    5.0%

     If at any time the Bank fails to meet its minimum regulatory capital requirements it is required, within 60 days thereafter, to submit a capital restoration plan to the FDIC for review and approval.

     Management of the Company and the Bank believe that the Company and the Bank will continue to meet its minimum capital requirements in the foreseeable future.

     The risk-based capital ratio discussed above focuses principally on broad categories of credit risk, and may not take into account many other factors that can affect a Bank's financial condition. These factors include overall interest rate risk exposure; liquidity, funding and market risks; the quality and level of earnings; concentrations of credit risk; certain risks arising from nontraditional activities; the quality of loans and investments; the effectiveness of loan and investment policies; and management's overall ability to monitor and control financial and operating risks, including the risk presented by concentrations of credit and nontraditional activities. The FDIC has addressed many of these areas in related rule-making proposals and under FDICIA (as defined below), some of which are discussed herein. In addition to evaluating capital ratios, an overall assessment of capital adequacy must take account of each of these other factors including, in particular, the level and severity of problem and adversely classified assets. For this reason, the final supervisory judgment on a Bank's capital adequacy may differ significantly from the conclusions that might be drawn solely from the absolute level of the Bank's risk-based capital ratio. In light of the foregoing, the FDIC has stated that banks generally are expected to operate above the minimum risk-based capital ratio. Banks contemplating significant expansion plans, as well as those institutions with high or inordinate levels of risk, should hold capital commensurate with the level and nature of the risks to which they are exposed.

     Recently adopted regulations by the federal banking agencies have revised the risk-based capital standards to take adequate account of concentrations of credit and the risks of non-traditional activities. Concentrations of credit refers to situations where a lender has a relatively large proportion of loans involving one borrower, industry, location, collateral or loan type. Non-traditional activities are considered those that have not customarily been part of the banking business but that start to be conducted as a result of developments in, for example, technology or financial markets. The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards. The federal banking agencies also are authorized to review an institution's management of concentrations of credit risk for adequacy and consistency with safety and soundness standards regarding internal controls, credit underwriting or other operational and managerial areas. In addition, the agencies have promulgated guidelines for institutions to develop and implement programs for interest rate risk management, monitoring and oversight.

     Further, the banking agencies recently have adopted modifications to the risk-based capital regulations to include standards for interest rate risk exposures. Interest rate risk is the exposure of a Bank's current and future earnings and equity capital arising from movements in interest rates. While interest rate risk is inherent in a Bank's role as financial intermediary, it introduces volatility to Bank earnings and to the economic value of the Bank. The banking agencies have addressed this problem by implementing changes to the capital standards to include a Bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor that the banking agencies will consider in evaluating an institution's capital adequacy. Bank examiners will consider a Bank's historical financial performance and its earnings exposure to interest rate movements as well as qualitative factors such as the adequacy of a Bank's internal interest rate risk management.

     Finally, institutions which are engaged in securities trading activities and have significant exposure to market risk will be required as of January 1, 1998 to maintain additional capital to support that exposure, although voluntary compliance with the new regulations is permissible after January 1, 1997. The additional capital requirements will apply to institutions with trading assets and liabilities equal to 10% or more of total assets or trading activity of $1 billion or more. Institutions subject to the rule will be required to test internal models of market risk and the market risk capital charge will be increased for institutions whose models are inaccurate. The federal banking agencies may apply the market risk regulations on a case by case basis to institutions not meeting the eligibility criteria if necessary for safety and soundness reasons.

     In connection with the recent regulatory attention to market risk and interest rate risk, the federal banking agencies will evaluate an institution in its periodic examination on the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices can affect a financial institution's earnings or capital. In addition, the agencies will focus in the examination on an institution's ability to monitor and manage its market risk, and will provide management with a clearer and more focused indication of supervisory concerns in this area.

     In certain circumstances, the FDIC or the Federal Reserve may determine that the capital ratios for an FDIC-insured Bank or a Bank holding company must be maintained at levels which are higher than the minimum levels required by the guidelines or the regulations. A Bank or Bank holding company which does not achieve and maintain the required capital levels may be issued a capital directive by the FDIC or the Federal Reserve to ensure the maintenance of required capital levels.

PAYMENT OF DIVIDENDS

     The shareholders of the Company are entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available, subject to the dividends preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the California Corporations Code. At December 31, 1996, the Company had no outstanding shares of preferred stock.

     The principal sources of cash revenue to the Company have been dividends received from the Bank. The Bank's ability to make dividend payments to the Company is subject to state and federal regulatory restrictions.

     Dividends payable by the Bank to the Company are restricted under California law to the lesser of the Bank's retained earnings, or the Bank's net income for the latest three fiscal years, less dividends previously declared during that period, or, with the approval of the SBD, to the greater of the retained earnings of the Bank, the net income of the Bank for its last fiscal year or the net income of the Bank for its current fiscal year.

     The FDIC has broad authority to prohibit a Bank from engaging in banking practices which it considers to be unsafe or unsound. It is possible, depending upon the financial condition of the Bank in question and other factors, that the FDIC may assert that the payment of dividends or other payments by the Bank is considered an unsafe or unsound banking practice and therefore, implement corrective action to address such a practice.

     In addition to the regulations concerning minimum uniform capital adequacy requirements discussed above, the FDIC has established guidelines regarding the maintenance of an adequate allowance for loan and lease losses. Therefore, the future payment of cash dividends by the Bank to the Company will generally depend, in addition to regulatory constraints, upon the Bank's earnings during any fiscal period, the assessment of the respective Boards of Directors of the capital requirements of such institutions and other factors, including the maintenance of an adequate allowance for loan and lease losses.

IMPACT OF FEDERAL AND CALIFORNIA TAX LAWS

     The following are the more significant federal and California income tax provisions affecting commercial banks.

     CORPORATE TAX RATES

     The federal corporate tax rate is 34% for up to $10 million of taxable income, and 35% for taxable income over $10 million. The 1% differential is phased out between $15 million and approximately $18.3 million so that corporations with over approximately $18.3 million of taxable income are taxed at a flat rate of 35%.

     CORPORATE ALTERNATIVE MINIMUM TAX

     Generally, a Corporation will be subject to an alternative minimum tax ("AMT") to the extent the tentative minimum tax exceeds the Corporation's regular tax liability. The tentative minimum tax is equal to (a) 20% of the excess of a Corporation's "alternative minimum taxable income" ("AMTI") over an exemption amount, less (b) the alternative minimum foreign tax credit.
AMTI is defined as taxable income computed with special adjustments and increased by the amount of tax preference items for a tax year. An important adjustment is made for "adjusted current earnings," which generally measures the difference between corporate earnings and profits (as adjusted) and taxable income. Finally, a Corporation's net operating loss (computed for AMT purposes), if any, can be utilized only up to 90% of AMTI, with the result that a Corporation with current year taxable income will pay some tax.

     BAD DEBT DEDUCTION

     A Bank with average adjusted bases of all assets exceeding $500 million (a "large Bank") must compute its bad debt deduction using the specific charge-off method. Under that method, a deduction is taken at the time the debt becomes partially or wholly worthless. A Bank not meeting the definition of a large Bank may use either the specific charge-off method or the "experience" reserve method, under which the addition to bad debt reserve is based on the Bank's actual loss experience for the current year and five preceding years. The U.S. Treasury has promulgated regulations which permit a Bank to elect to establish a conclusive presumption that a debt is worthless, based on applying a single set of standards for both regulatory and tax accounting purposes.

     INTEREST INCURRED FOR TAX-EXEMPT OBLIGATIONS

     Generally, taxpayers are not allowed to deduct interest on indebtedness incurred to purchase or carry tax-exempt obligations. This rules applies to a Bank, to the extent of its interest expense that is allocable to tax-exempt obligations acquired after August 7, 1986. A special exception applies, however, to a "qualified tax-exempt obligation," which includes any tax-exempt obligation that (a) is not a private activity bond and (b) is issued after August 7, 1986 by an issuer that reasonably anticipates it will issue not more than $10 million of tax-exempt obligations (other than certain private activity bonds) during the calendar year. Interest expense on qualified tax-exempt obligations is deductible, although it is subject to a 20% disallowance under special rules applicable to financial institutions.

     NET OPERATING LOSSES

     Generally, a Bank is permitted to carry a net operating loss ("NOL") back to the prior three tax years and forward to the succeeding fifteen tax years. If the NOL of a commercial Bank is attributable to a bad debt deduction taken under the specific charge-off method after December 31, 1986, and before January 1, 1994, however, such portion of the NOL may be carried back ten years and carried forward five years. A commercial Bank's bad debt loss is treated as a separate NOL to be taken into account after the remaining portion of the NOL for the year.

     AMORTIZATION OF INTANGIBLE ASSETS INCLUDING BANK DEPOSIT BASE

     Certain intangible property acquired by a taxpayer must be amortized over a 15 year period. For this purpose, acquired assets required to be amortized include goodwill and the deposit base or any similar asset acquired by a financial institution (such as checking and savings accounts, escrow accounts and similar items). The 15 year amortization rule generally applies to property acquired after August 10, 1993.

     MARK-TO-MARKET RULES

     The Revenue Reconciliation Act of 1993 introduced certain "mark-to-market" tax accounting rules for "dealers in securities. " Under these rules, certain "securities" held at the close of a taxable year must be marked to fair market value, and the unrealized gain or loss inherent in the security must be recognized in that year for federal income tax purposes.
Under the definition of a "dealer," a Bank or financial institution that regularly purchases or sells loans may be subject to the new rules. The rules generally are effective for tax years ending on or after December 31, 1993.

     Certain securities are excepted from the mark-to-market rules provided the taxpayer timely complies with specified identification rules. The principal exceptions affecting banks are for (1) any security held for investment and (2) any note, bond, or other evidence of indebtedness acquired or originated in the ordinary course of business and which is not held for sale. If a taxpayer timely and properly identifies loans and securities as being excepted from the mark-to-market rules, these loans and securities will not be subject to these rules. Generally, a financial institution may make the identification of an excepted debt obligation in accordance with normal accounting practices, but no later than 30 days after acquisition.

     CALIFORNIA TAX LAWS

     A commercial Bank is subject to the California franchise tax at a special Bank tax rate based on the general corporate (non financial) rate plus 2%.
The rate for calendar income year 1996 is 11.3%. For calendar income year 1997, the Bank tax rate is 10.84% (which reflects a decrease in the general corporate tax rate to 8.84%). The applicable tax rate is higher than that applied to general corporations because it includes an amount "in lieu" of many other state and local taxes and license fees payable by such corporations but generally not payable by banks and financial corporations.

     California has adopted substantially the federal AMT, subject to certain modifications. Generally, a Bank is subject to California AMT in an amount equal to the sum of (a) 7% of AMTI (computed for California purposes) over an exemption amount and (b) the excess of the Bank tax rate over the general Corporation tax rate applied against net income for the taxable year, unless the Bank's regular tax liability is greater. The 7% rate is lowered to 6.65% for any income year beginning after 1996.

     California permits a Bank to compute its deduction for bad debt losses under either the specific charge-off method or according to the amount of a reasonable addition to a bad debt reserve.

     California has incorporated the federal NOL provisions, subject to significant modifications for most corporations. First, NOLs arising in income years beginning before 1987 are disregarded. Second, no carry back is permitted, and for most corporations NOLs may be carried forward only five years. Third, in most cases, only 50% of the NOL for any income year may be carried forward. Fourth, NOL carryover deductions are suspended for income years beginning in calendar years 1991 and 1992, although the carryover period is extended by one year for losses sustained in income years beginning in 1991 and by two years for losses sustained in income years beginning before 1991. Finally, the special federal NOL rules regarding bad debt losses of commercial banks do not apply for California purposes.

     Finally, in 1994, California enacted legislation conforming to the federal tax treatment of amortization of intangibles and goodwill, with certain modifications. No deduction is allowed under this provision for any income year beginning prior to 1994.

     The various laws discussed herein contain other changes that could have a significant impact on the banking industry. The effect of these changes is uncertain and varied, and it is unclear to what extent any of these changes may influence the Bank's operations or the banking industry generally.

     In addition, there are several tax bills currently pending before Congress which could have a significant impact on the banking industry. As of March 24, 1997, it is uncertain whether these bills will be enacted and what impact these bills will have on the Bank.

     IMPACT OF MONETARY POLICIES

     The earnings and growth of the Bank and the Company are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment. The earnings of the Bank and, therefore, the Company, are affected not only by general economic conditions but also by the monetary and fiscal policies of the United States and federal agencies, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy, such as seeking to curb inflation and combat recession, by its open market operations in United States Government securities and by its control of the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve in these areas influence the growth of Bank loans, investments and deposits and affect the interest rates charged on loans and paid on deposits. As demonstrated recently by the Federal Reserve's actions regarding interest rates, its policies have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The nature and timing of any future changes in monetary policies are not predictable.

     RECENT AND PROPOSED LEGISLATION

     Federal and state laws applicable to financial institutions have undergone significant changes in recent years. The most significant recent federal legislative enactments are the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA").

     RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT OF 1994

     In September 1994, President Clinton signed Riegle-Neal, which amends the BHC Act and the Federal Deposit Insurance Act ("FDIA") to provide for interstate banking, branching and mergers. Subject to the provisions of certain state laws and other requirements, as September 29, 1995, Riegle-Neal allows a Bank holding company that is adequately capitalized and adequately managed to acquire a Bank located in a state other than the holding company's home state regardless of whether or not the acquisition is expressly authorized by state law. Similarly, beginning on June 1, 1997, the federal banking agencies may approve interstate merger transactions, subject to applicable restrictions and state laws. Further, a state may elect to allow out of state banks to open de novo branches in that state. Riegle-Neal includes several other provisions which may have an impact on the Company's and the Bank's business. The provisions include, among other things, a mandate for review of regulations to equalize competitive opportunities between U.S. and foreign banks, evaluation on a Bank-wide, state-wide and, if applicable, metropolitan area basis of the Community Reinvestment Act compliance of banks with interstate branches, and, in the event the FDIC is appointed as conservator or receiver of a financial institution, the revival of otherwise expired causes of action for fraud and intentional misconduct resulting in unjust enrichment or substantial loss to an institution.

     California has adopted the Caldera, Weggeland, and Killea California Interstate Banking and Branching Act of 1995 ("IBBA"), which became effective on October 2, 1995. The IBBA addresses the supervision of state chartered banks which operate across state lines, and covers such areas as branching, applications for new facilities and mergers, consolidations and conversions, among other things. The IBBA allows a California state Bank to have agency relationships with affiliated and unaffiliated insured depository institutions and allows a Bank subsidiary of a Bank holding company to act as an agent to receive deposits, renew time deposits, service loans and receive payments for a depository institution affiliate. In addition, pursuant to the IBBA, California "opted in early" to the Riegle-Neal provisions regarding interstate branching, allowing a state Bank chartered in a state other than California to acquire by merger or purchase, at any time after effectiveness of the IBBA, a California Bank or industrial loan company which is at least five (5) years old and thereby establish one or more California branch offices. However, the IBBA prohibits a state Bank chartered in a state other than California from entering California by purchasing a California branch office of a California Bank or industrial loan company without purchasing the entire entity or establishing a de novo California branch office.

     The changes effected by Riegle-Neal and the IBBA may increase the competitive environment in which the Company and the Bank operate in the event that out of state financial institutions directly or indirectly enter the Bank's market area. It is expected that Riegle-Neal will accelerate the consolidation of the banking industry as a number of the largest Bank holding companies attempt to expand into different parts of the country that were previously restricted. However, at this time, it is not possible to predict what specific impact, if any, Riegle-Neal and the IBBA will have on the Company and the Bank, the competitive environment in which the Bank operates, or the impact on the Company or the Bank of any regulations adopted or proposed under Riegle-Neal and the IBBA.

     FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991 ("FDICIA")

          GENERAL

     FDICIA primarily addresses the safety and soundness of the deposit insurance funds, supervision of and accounting by insured depository institutions and prompt corrective action by the federal Bank regulatory agencies with respect to troubled institutions. FDICIA gives the FDIC, in its capacity as federal insurer of deposits, broad authority to promulgate regulations to assure the viability of the deposit insurance funds, including regulations concerning safety and soundness standards. FDICIA also places restrictions on the activities of state-chartered institutions and on institutions failing to meet minimum capital standards and provides enhanced enforcement authority for the Federal banking agencies. FDICIA also strengthened Federal Reserve Act regulations regarding insider transactions.

          PROMPT CORRECTIVE ACTION

     FDICIA amended the FDIA to establish a format for closer monitoring of insured depository institutions and to enable prompt corrective action by regulators when an institution begins to experience difficulty. The general thrust of these provisions is to impose greater scrutiny and more restrictions on institutions as they descend the capitalization ladder.

     FDICIA establishes five capital categories for insured depository institutions: (a) Well Capitalized(F3); (b) Adequately Capitalized(F4); (c) Undercapitalized(F5); (d) Significantly Undercapitalized(F6) and (e)
Critically Undercapitalized(F7).  All insured institutions (e.g., the Bank)
are barred from making capital distributions or paying management fees to a controlling person (e.g., the Company) if to do so would cause the institution to fall into any of the three undercapitalized categories.
--------------------------
F3   Well Capitalized means a financial institution with a total risk-based ratio of 10% or more, a Tier 1 risk-based ratio of
     6% or more and a leverage ratio of 5% or more, so long as the institution is not subject to any written agreement or order issued by the FDIC.
F4   Adequately Capitalized means a total risk-based ratio of 8% or more, a Tier 1 risk-based ratio of 4% or more and a leverage ratio of 4% or more (3% or more if the institution has received the highest composite rating in its most recent report of examination) and does not meet the definition of a Well Capitalized institution.
F5   Undercapitalized means a total risk-based capital ratio of less than
     8%, a Tier 1 risk-based capital ratio of less than 4% or a leverage ratio of less than 4%.
F6   Significantly Undercapitalized means a financial institution with a total risk-based ratio of less than 6%, a Tier 1 risk-based ratio of less than 3% or a leverage ratio of less than 3%.
F7   Critically Undercapitalized means a financial institution with a ratio of tangible equity to total assets that is equal to or less than 2%.
--------------------------

     An institution which is undercapitalized, significantly undercapitalized or critically undercapitalized becomes subject to the following mandatory supervisory actions immediately upon notification of its capital category: (1) restrictions on payment of capital distributions, such as dividends; (2) restrictions on payment of management fees to any person having control of the institution; (3) close monitoring by the FDIC of the condition of the institution, compliance with capital restoration plans, restrictions, and requirements imposed under Section 38 of the FDIA, and periodic review of the institution's efforts to restore its capital and comply with restrictions; (4) requirement that the institution submit within the time allowed by the FDIC a capital restoration plan, which must include (a) the steps the institution will take to become adequately capitalized, (b) the levels of capital to be attained during each year in which the plan will be in effect, (c) how the institution will comply with restrictions or requirements imposed on its activities, (d) the types and levels of activities in which the institution will engage, and (e) such other information as the FDIC may require; (5) requirement that any company which controls an undercapitalized institution must guarantee, in an amount equal to the lesser of 5% of the institution's total assets or the amount needed to bring the institution into full capital compliance, that the institution will comply with the capital restoration plan until the institution has been adequately capitalized, on the average, for four consecutive quarters; (6) restrictions on growth of the institution's total assets so that its average total assets during any calendar quarter do not exceed its average total assets during the preceding calendar quarter unless (a) the FDIC has accepted the institution's capital restoration plan,
(b) any increase in total assets is consistent with the capital restoration plan, and (c) the institution's ratio of tangible equity to assets increases during the calendar quarter at a rate sufficient to enable the institution to become adequately capitalized within a reasonable time; and (7) limitations on the institution's ability to make any acquisition, open any new branch offices or engage in any new line of business unless the FDIC has accepted the institution's capital plan and has granted prior approval.

     In addition to the above, the FDIC may take any of the actions described below for institutions which fail to submit and implement a capital restoration plan.

     Significantly undercapitalized and undercapitalized institutions that fail to submit and implement adequate capital restoration plans are subject to the mandatory provisions set forth above and, in addition, will be required to do or comply with one or more of the following: (1) sell enough additional capital, including voting shares, to bring the institution to an adequately capitalized level or if one or more grounds exist for appointing a conservator or receiver for the institution, be acquired by or combined with another insured depository institution; (2) restrict transactions with affiliates; (3) restrict interest rates paid on deposits to the prevailing rates in the region where the institution is located, as determined by the FDIC; (4) restrict asset growth or reduce total assets more stringently than described above; (5) terminate, reduce or alter any activity (including any activity conducted by a subsidiary of the institution) determined by the FDIC to pose an excessive risk to the institution; (6) hold a new election for the institution's board of directors; (7) dismiss directors or senior officers and/or employ new officers, subject to agency approval; (8) cease accepting deposits from correspondent depository institutions, including renewals and rollovers of prior deposits; (9) divest or liquidate any subsidiary that is in danger of becoming insolvent and poses a significant risk to the institution or that is likely to cause significant dissipation of the institution's assets or earnings; or (10) take any other action that the FDIC determines to be appropriate.

     In addition, significantly undercapitalized institutions are prohibited from paying any bonus or raise to a senior executive officer without prior FDIC approval. No such approval will be granted to an institution which is required but has failed to submit an acceptable capital restoration plan. Further, the FDIC may impose one or more of the restrictions applicable to critically undercapitalized institutions set forth below.

     In addition to all of the above restrictions, a critically undercapitalized institution must be placed in conservatorship or receivership within 90 days of becoming critically undercapitalized, unless the FDIC determines that other action would better achieve the purposes of the FDIA. A determination of alternate action by the FDIC is effective for only 90 days, after which period the FDIC must reexamine whether to appoint a conservator or receiver for the Bank. Critically undercapitalized institutions which are not placed in conservatorship or receivership may be subject to additional stringent operating restrictions.

          OTHER PROVISIONS OF FDICIA

     FDICIA required the federal banking agencies to adopt regulations or guidelines with respect to safety and soundness standards. The agencies have adopted uniform guidelines which are used, primarily in connection with examinations, to identify and address problems at insured depository
institutions before capital becomes impaired.   The federal Bank regulatory
agencies recently adopted asset quality and earnings standards which were added to the safety and soundness guidelines. The asset quality standards require a depository institution to establish and maintain a system appropriate to the institution's size and operations to identify and prevent deterioration in problem assets. With respect to earnings, the institution should adopt and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.

     FDICIA restricts the acceptance of brokered deposits by insured depository institutions that are not well capitalized. It also places restrictions on the interest rate payable on brokered deposits and the solicitation of such deposits by such institutions. An undercapitalized institution will not be allowed to solicit brokered deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market area in which such deposits would otherwise be accepted. In addition to these restrictions on acceptance of brokered deposits, FDICIA provides that no pass-through deposit insurance will be provided to employee benefit plan deposits accepted by an institution which is ineligible to accept brokered deposits under applicable law and regulations.

     FDICIA also adds grounds to the previously existing list of reasons for appointing a conservator or receiver for an insured depository institution.

     Pursuant to FDICIA, the FDIC has established a risk-based assessment system for depository institutions. This risk-based system is used to calculate a depository institution's semiannual deposit insurance assessment based on the probability that the deposit insurance fund will incur a loss with respect to the institution. To arrive at a risk-based assessment for each depository institution, the FDIC has constructed a matrix of nine risk categories based on capital ratios and relevant supervisory information. Each institution is assigned to one of three capital categories: "well capitalized," "adequately capitalized" or "undercapitalized." Each institution also is assigned to one of three supervisory groups based on levels of risk. Risk assessment premiums are based on an institution's assignment within the matrix and for 1996 ranged from $0.0 to $0.27 per $100 of deposits. For 1996, the FDIC lowered assessment rates for all risk categories by four cents ($.04), with the lowest-rated institutions' assessment being reduced from $0.31 per $100 of deposits.

     FDICIA also places restrictions on insured state Bank activities and equity investments, interbank liabilities and extensions of credit to insiders and transactions with affiliates.

     Because the foregoing and other proposed regulations are subject to change before they are adopted in final form, their ultimate impact on the Company and the Bank cannot yet be determined.

     OTHER RECENT LEGISLATION

     The Deposit Insurance Funds Act of 1996 requires the FDIC to impose a one-time special assessment against deposits insured by the Savings Association Insurance Fund ("SAIF") in order to recapitalize the SAIF to its required reserve ratio. The special assessment was imposed at a rate of
65.7 cents ($0.657) per $100 of SAIF-assessable deposits on October 8, 1996. The Bank held no SAIF-assessable deposits as of that date.

     On September 23, 1994, President Clinton signed into law the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Regulatory Improvement Act"). The Regulatory Improvement Act provides regulatory relief for both large and small banks by, among other things, reducing the burden of regulatory examinations, streamlining Bank holding company procedures and establishing a formal regulatory appeals process. The Regulatory Improvement Act also addresses a variety of other topics, including, but not limited to, mortgage loan settlement procedures, call reports, insider lending, money laundering, currency transaction reports, management interlocks, foreign accounts, mortgage servicing and credit card receivables. Although the Regulatory Improvement Act should reduce the regulatory burden currently imposed on banks, it is not possible to ascertain the precise effect its various provisions will have on the Company or the Bank.

CONSUMER PROTECTION LAWS AND REGULATIONS

     The Bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with various consumer protection laws and their implementing regulations. The Bank is subject to many federal consumer protection statutes and regulations, including the Community Reinvestment Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act and the Real Estate Settlement Procedures Act. Penalties under these statutes may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with these and other statutes generally, the Bank may incur additional compliance costs.

OTHER

     Other legislation which has been or may be proposed to the United States Congress and the California Legislature and regulations which may be proposed by the Federal Reserve, the FDIC and the SBD may affect the business of the Company or the Bank. It cannot be predicted whether any pending or proposed legislation or regulations will be adopted or the effect such legislation or regulations may have upon the business of the Company or the Bank.

ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which must be adopted by the Company for transactions occurring after December 31, 1996. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard is based on consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Company has determined that the adoption of this standard will not have a material effect on the Company's financial position or results of operations.

COMPETITION

     The Bank's primary market area presently consists of portions of the Vacaville, Fairfield, Benicia and Vallejo areas of Solano County and the Concord area of Contra Costa County. The banking business in California generally, and specifically in the Bank's primary market area, is highly competitive with respect to both loans and deposits. A relatively small number of major banks dominate the business, most of which have many offices operating over wide geographic areas. Many major commercial banks offer certain services (such as international, trust and securities brokerage services) which the Bank does not offer directly. By virtue of their greater total capitalization, such banks have much higher lending limits than the Bank and substantial advertising and promotional budgets.

     However, regional and smaller independent financial institutions also represent a competitive force. To illustrate the Bank's relative market share, total deposits in banks in Solano County, California at June 30, 1996 (more recent data is not available) approximated $1,506,000,000. The Bank's deposits at June 30, 1996 represented approximately 9.76% of such figure. As of June 30, 1996, the Bank was the fourth largest Bank, behind Bank of America, Wells Fargo Bank and Westamerica Bank, serving all the major cities in Solano County. In October 1996 the Bank purchased a branch in Concord California from Tracy Federal Savings Bank. The total deposits in banks in Contra Costa County, where Concord is located, at June 30, 1996, were approximately $5,507,000,000.

     To compete with major financial institutions in its service area, the Bank relies upon specialized services, responsive handling of customer needs, local promotional activities, and personal contacts by its officers, directors and staff. For customers whose loan demands exceed the Bank's lending limits, the Bank seeks to arrange for such loans on a participation basis with its correspondent banks or other independent commercial banks. The Bank also assists customers requiring services not offered by the Bank to obtain such services from its correspondent banks.

     In the past, an independent Bank's principal competitors for deposits and loans have been other banks (particularly major banks), savings and loan associations and credit unions. To a lesser extent, competition was also provided by thrift and loans, mortgage brokerage companies and insurance companies. Other institutions, such as brokerage houses, credit card companies, and even retail establishments have offered new investment vehicles, such as money-market funds, which also compete with banks for deposit business. The direction of federal legislation in recent years seems to favor competition between different types of financial institutions and to foster new entrants into the financial services market, and it is anticipated that this trend will continue.

     The enactment of the Riegle-Neal Act as well as the California Interstate Banking and Branching Act of 1995 will likely increase competition within California. Regulatory reform, as well as other changes in federal and California law will also affect competition. While the impact of these changes, and of other proposed changes, cannot be predicted with certainty, it is clear that the business of banking in California will remain highly competitive.

CONCLUSION

     It is impossible to predict with any degree of accuracy the competitive impact these laws will have on commercial banking overall and the business of the Bank in particular or whether any of the proposed legislation and regulations will be adopted. If experience is any indication, there appears to be a continued lessening of the historical distinction between the services offered by financial institutions and other businesses offering financial services. As a result of these trends, it is anticipated that banks will experience increased competition for deposits and loans and, possibly, further increases in their cost of doing business.


******************************************************************************


ITEM 2  -  DESCRIPTION OF PROPERTY

     The Vacaville main office is located in a modern, one-story building of 7,700 square feet at 141 Parker Street, Vacaville, California. This office has liberal off-street parking accommodations. The Branch's annual rental payment for 1996 was $72,191. Its rent for 1997 will be the same as the prior year plus an adjustment to be made to reflect changes in the cost of living as measured by the Consumer Price Index for the San Francisco-Oakland metropolitan area (the "CPI"), limited however, to no more than a 6% increase in any year. The lease term expires in May 1998, with two successive five-year renewal options. The Bank also has a right of first refusal to purchase the premises.

     The second Vacaville branch is located in the factory stores area of Vacaville, California. This 3,600 square foot stand alone office has ample parking on the site. The Bank signed a 20-year ground lease in May 1994 with rent increases scheduled every five years. The annual rent is $31,250 plus common area maintenance (cam) expenses. In 1996, rent and cam expenses totaled $38,380.

     The Fairfield branch office is located in freestanding building at 1100 Texas Street, Fairfield, California, and comprises 5,760 square feet. This office has parking for approximately 42 cars. The lease term expired in 1993, with a single five-year renewal option. The Bank exercised it's option to renew the lease for five years and in January 1996 negotiated an extension of the lease to December 2002 in exchange for a reduction in rent of approximately $2,000 a month. The annual rental payments during 1996 totaled $59,000. In November 1996 the Bank began interior reconstruction of the office in an effort to provide larger office space for the Bank's Central/Data Operations departments. At December 31, 1996, these departments were in the rear of the Vacaville main office. In January 1997, with the reconstruction completed, the departments were moved to the Fairfield Texas Street Office.
As a result the space occupied by the Branch was greatly reduced and the Branch became an express branch for deposit services only.

     A second Fairfield office, located at 1300 Oliver Road, Fairfield, California has been in operation since 1993. The office occupies approximately 3,819 rental square feet in a 60,000 square foot commercial office building. The office has ample parking. The lease began in August 1993 and has a term of 15 years. Rental and cam expenses in 1996 totalled $88,197. Rent is adjusted annually in August to reflect changes in the CPI.

     The Bank has occupied its facility at 1001 First Street, Benicia, California, since June 1987. This two-story, 2,600 square foot building was constructed to the Bank's specifications at a cost of approximately $435,000. There is off-street parking for approximately 10 cars. The Bank purchased the property in early 1986 from an unaffiliated party for approximately $125,000. On May 28, 1988, the Bank sold this property to an unaffiliated party for $625,000. After deducting $25,000 for real estate commissions, the sale and lease back of the property resulted in a $40,000 profit which will be deferred over the life of the lease. The lease, which was effective on May 1, 1988, has a fifteen year term and has two successive five-year renewal options. The annual rental in 1996 was $70,980.

     The Bank maintains two offices in the city of Vallejo, California. The first office opened in June 1987 and is located at 303 Sacramento Street.
The premises are leased for a monthly base rental of $5,900, adjusted to reflect changes in the CPI (minimum of 4% to a maximum of 6%) on an annual basis. Those terms are effective from January 1, 1988 to December 31, 1997. From January 1, 1998 to December 31, 2007, there will be a new base rental of $5,500 adjusted to reflect changes in the CPI on an annual basis. The accumulated change in the CPI will be adjusted back for the period beginning January 1, 1988 and ending January 1, 1998. The annual rental in 1996 was $99,166.

     The second Vallejo office, which opened in March 1992, is located in the Park Place shopping center at 4300 Sonoma Boulevard, Suite 300. The rent for the building, which is a modern 3,900 square foot, one-story stand alone building, is $70,056 per year plus common area maintenance. The lease term expires in January 1997 with three five-year renewal options. In December 1996, the Bank exercised the first five-year option and negotiated the base rent downward to $63,180 per year plus cam expenses. This new rent is effective beginning with the February 1, 1997 payment. Each subsequent year the rent will increase by $2,340 per year. Total rental and cam payments during 1996 totaled $88,706.

     The Bank opened it's first office in Contra Costa County on October 12, 1996 in the City of Concord, California at 2151 Salvio Street, Suite H. The office occupies approximately 2,866 square feet in an approximately 120,000 square foot commercial office building. The lease has a term of 3 years and has a single five-year renewal option. The annual rent is $42,990 plus cam expenses until October 1, 1997, at which time the rent increases to $44,710 per year through the remaining term of the lease. The prorated rental payments in 1996 totaled $10,700.

     Conpac owns two parcels of land, one of approximately 84,500 square feet which is located eat of Davis Street in Vacaville, California, and one of approximately 38,500 square feet located west of Davis Street in Vacaville, California. Both lots are part of the Pacific Plaza project. The eastern lot, known as Pacific Plaza East, was purchased in July 1988 at a cost of $612,500. The western lot, Pacific Plaza West, consisted of three parcels and was purchased in stages. Two of the parcels were purchased for approximately $225,000 in July 1988. The third lot was leased at $1,100 per month from July 1988 to June 1990, at which time it was purchased by Conpac for $225,000. See, "Description of Business - Real Estate Development Subsidiary", herein.

     In September 1993, the Bank moved its corporate offices to Pacific Plaza East, where it occupies 4,660 square feet. Rent of $106,000 was paid to Conpac in 1996, which amount is eliminated upon consolidation with the Company. The Company does not occupy any space other than that shared with the Corporate offices on the Bank.


******************************************************************************


ITEM 3  -  LEGAL PROCEEDINGS

     None of the Company, the Bank or Conpac is a party to or the subject of, or is any of their property the subject of, any material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company.


******************************************************************************


ITEM 4  -  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matter was submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this report.


******************************************************************************


PART II

ITEM 5  -  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Prior to the Reorganization on February 29, 1996, the Bank's Common Stock was traded over-the-counter and privately and the Bank was it's own transfer agent, handling all stock related functions. As of the date of Reorganization, each outstanding share of common stock was converted into one share of common stock of the Company . As a result of the Reorganization, the Bank's stock ceased trading on February 29, 1996. On March 14, 1996, the Company's stock was added to the Nasdaq National Market under the symbol "CCBC". This listing allows easy electronic access to trading prices and volume through brokers and the Internet alike. On April 1, 1996, United States Trust Company of California became the Company's transfer agent.

     The following table indicates the historical range of high and low sales prices for the Company's common stock, excluding brokers' commissions, for the periods shown based upon information provided by Hoefer & Arnett, Inc., Van Kasper & Company, A.G. Edwards and Nasdaq.

                           Bid Price of        Approximate            Cash
                           Common Stock          Trading            Dividends
Quarter Ended:           Low        High         Volume          Declared / Paid
                      -------------------       ----------      ------------------
December 31, 1996     $15.750     $16.500         32,266               0.150
September 30, 1996    $13.750     $15.750         45,616               0.150
June 30, 1996         $13.250     $14.500         48,311               0.150
March 31, 1996        $14.000     $16.000         31,381               0.125

December 31, 1995     $14.500     $15.375         23,522               0.125
September 30, 1995    $14.500     $15.500         37,000               0.125
June 30, 1995         $12.250     $14.750         57,600               0.125
March 31, 1995        $13.500     $16.500         40,700               0.125

     The last known trade in the Company's Common Stock occurred on March 21, 1997 for 600 shares at $17.25 per share. As of March 24, 1997, the approximate number of holders of record of the Company's Common Stock was 649. Management believes the Company's Common Stock is held by approximately 946 beneficial owners.

AUTOMATIC DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

     In July 1996, the Company adopted its Automatic Dividend Reinvestment and Common Stock Purchase Plan (the "Dividend Reinvestment Plan"). The Dividend Reinvestment Plan allows eligible shareholders of the Company (those holding of record 100 or more shares of the Company's Common Stock) to automatically acquire additional shares of the Company's Common Stock through the reinvestment of cash dividends or through the purchase of additional shares of Common Stock with supplemental cash investments without the payment of any brokerage commission or service charge. The Dividend Reinvestment Plan includes certain dollar limitations on additional cash payments and is administered by U.S. Trust Company, N.A. pursuant to an agency agreement with the Company. Shares acquired through the Dividend Reinvestment Plan are purchased in the open market or in negotiated transactions. The Company will not issue new shares of Common Stock to participants under the Dividend Reinvestment Plan.

     For information related to stockholder and dividend matters, including limitations on dividends, see Item 1, Description of Business-Regulation and Supervision of Bank Holding Company and-Restrictions on Dividends and Other Distributions.


******************************************************************************


ITEM 6  -  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     Certain matters discussed or incorporated by reference in this Annual Report on Form 10-KSB are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, those described in ITEM 6. - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of the Company and the Bank.

FINANCIAL REVIEW

     California Community Bancshares Corporation and subsidiary (the "Company") became the holding company for Continental Pacific Bank (the "Bank"), a California state-chartered non-member Bank, as of February 29, 1996. The following discussion of the Company's financial condition and results of operations is designed to provide a better understanding of the changes and trends related to the Company's financial condition, liquidity and capital resources. The discussion should be read in conjunction with all other information herein, including the Consolidated Financial Statements of the Company and the Notes thereto. The Company has not commenced any business operations independent of the Bank, therefore the following discussion pertains primarily to the Bank. Average balances are generally comprised of daily balances.

OVERVIEW

     The Company's net income in 1996 was $1,559,000, a 11% increase over the $1,405,000 reported in 1995. Fully diluted earnings per share were $1.31 in 1996 as compared to $1.22 in 1995 and $1.09 in 1994. Assets ended the year at $191.8 million, an increase of $31.8 million over the $160.0 million at December 31, 1995. Assets averaged $169.0 million during 1996 versus $158.1 million in 1995, for a $10.9 million (6.9%) increase. The 11% increase in earnings and the 6.9% increase in average assets resulted in a Return on Average Assets (ROA) of .92% for 1996. This was 3.4% higher than 1995's ROA of .89%. Return on Average Equity in 1996 was 12.25% compared to 12.31% in 1995. The factors influencing income, as discussed more fully below, were an improving interest margin, a slight decrease in noninterest income and a slight increase in noninterest expense.

     On May 14, 1996, the Bank entered into a Purchase and Assumption Agreement ( the "Agreement") with Tracy Federal Bank, F.S.B., a Federal Savings Bank ("Tracy") to acquire the Concord, California branch office of Tracy. This acquisition, which was consummated on October 12, 1996 is consistent with the Company's strategic plan to expand the Company's deposit and lending activities into contiguous markets. The assets purchased consisted of cash on hand, negative balance transaction accounts, savings secured loans and corresponding accrued interest, leasehold improvements and personal property. These assets totalled $210,000. The liabilities assumed consisted of branch deposits and accrued interest of approximately $15,500,000. The consideration, which was 4% of adjusted deposits, amounted to $610,000. Of this amount $550,000 is considered goodwill and will be amortized over 15 years. At December 31, 1996, unamortized goodwill totalled $540,000 after amortizing $10,000 in 1996. Due to the low overall cost structure of this branch the immediate negative impact on earnings should be minimal. As this branch generates loans, the purchase should increase overall income. See "Description of Business - Acquisition of Tracy Branch"

     Capital, a key measure of a Company's safety and soundness, increased in 1996 as Tier 1 capital increased from $12,327,000 at December 31, 1995 to $13,104,000 at December 31, 1996.

     The detailed changes in the nature and sources of income and expense for the years shown are highlighted in the following table of consolidated statements of operations.

                                    --------------------------------------------------------
                                                       Year Ended December 31
                                    --------------------------------------------------------
                                     1996 VS. 1995       1995 VS.1994        1994 VS.1993
                                     Amount Percent      Amount Percent      Amount Percent
                                     Incr. / (Decr)      Incr. / (Decr)      Incr. / (Decr)
                                    --------------------------------------------------------
                                                       (Dollars in thousands)
                                    --------------------------------------------------------
Interest Income                      $ 792      6%       $1,357       12%       $371      4%
Interest Expense                     (  16)   ( 0)        1,385        0         354      9
Net Interest Income                    808     12        (   28)       0          17      0
Provision for Loan Losses               87     27            68       27        ( 13)   ( 5)
Net Interest Income
 After Provision for Loan Losses       721     11        (   96)   (   1)         30      0
Noninterest Income Excluding
 Securities Transactions               252     15            44        3         144     10
Noninterest Expense                    151      2           152        2        ( 48)   ( 1)
Earnings Before Income Taxes and
 Securities Transactions               822     52        (  204)   (  11)        222     14
Securities Transactions              ( 398)   (83)          472    5,244        (196)   (96)
Provisions for Income Taxes            270     42            84       15        ( 13)   ( 2)
                                     -----    ---        ------    -----        ----    ---
Net Income                             154     11           184       15          39      3
                                     =====    ===        ======    =====        ====    ===

NET INTEREST INCOME

     Average interest earning assets increased $10.1 million to $151.4 million in 1996, from $141.3 million in 1995, while the yield earned on these assets, declined from 8.71% to 8.65%, respectively. In 1996 average equity increased by $1.3 million while average noninterest bearing deposits increase $4.0 million and average interest bearing liabilities increased by $5.4 million. A significant portion of the increase in average deposits resulted from the Concord Branch purchase mentioned above. The remaining increase was derived from internal deposit growth and borrowed funds. The distribution of this funding growth within the various earning assets categories resulted in an overall decline in yield earned on average earning assets. Average loans, the highest yielding category contributed only $1.7 million of this growth, while significantly lower yielding average investments increased by $8.4 million. The cumulative effect of these changes improved interest income by $792,000 from $12,310,000 in 1995 to $13,102,000 in 1996.

     Average interest-bearing liabilities increased $5.4 million in the same period from $125.7 million in 1995 to $131.1 million in 1996. The Board of Governors of the Federal Reserve System (the "Federal Reserve") raised short term interest on February 1, 1995. Rates remained unchanged until July 7, 1995, when the Federal Reserve reduced the Federal Funds rate by .25%. This rate was further reduced by .25% on December 20, 1995. In 1996, the Federal Reserve again lowered rates by .25% on February 1, 1996. The timing and the degree of the rate increase in 1995 and the decreases in rates in 1995 and 1996 resulted in lower average interest rates in 1996 versus 1995. While the average yield earned on interest earning assets decreased by 6 basis points (.06%), the average rate paid on interest bearing liabilities decreased by 19 basis points (.19%) from 4.36% in 1995 to 4.17% in 1996. The net result of lower average rates paid and the increased volume was a $16,000 decrease in interest expense. The Company's interest bearing liabilities reprice faster than its assets, due to the significant amount of assets tied to lagging indexes. Consequently, the lower average rates paid which offset the increase in interest expense as a result of higher volume was only very slightly offset by lower yields on earning assets. The result was net interest income in 1996 of $7,637,000, $808,000 higher than the $6,829,000 reported in 1995. Net interest income in 1995 was, in turn, $28,000 lower than the $6,857,000 reported in 1994.

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY; INTEREST RATES AND DIFFERENTIALS

     The following table presents, for the periods indicated, condensed average balance sheet information for the Company, together with average interest rates earned and paid on the various sources and uses of its funds, the amount of interest income or interest expense, the net interest margin, and net interest spread. The table is arranged to group the elements of interest-earning assets and interest-bearing liabilities, these items being the major sources of income and expense. Nonaccruing loans are included in the table for computational purposes, but the nonaccrued interest thereon is excluded. Tax exempt income is not shown on a tax equivalent basis.
























                                                                    Year Ending December 31,
                                              1996                           1995                            1994
                               ---------------------------------------------------------------------------------------------
                                            Interest  Average               Interest  Average               Interest  Average
                               Average      Earned/   Yield/   Average      Earned/   Yield/   Average      Earned/   Yield/
                               Balance<F1>  Paid      Rate     Balance<F1>  Paid      Rate     Balance<F1>  Paid      Rate
                               ---------------------------------------------------------------------------------------------
ASSETS:
INTEREST EARNING ASSETS
Federal Funds Sold             $  3,469     $   183    5.28%    $  2,040     $   116    5.69%   $  1,379     $    54    3.92%
Investment Securities:
 Taxable <F2>                    30,457       1,869    6.14       17,773       1,126    6.34      14,438         691    4.79
 Exempt From Federal
   Taxes<F3>                      6,477         346    5.34       12,121         698    5.76      12,234         708    5.79

Loans, Net <F4>, <F5>           111,052      10,704    9.64      109,372      10,370    9.48     106,408       9,500    8.93
                               --------     -------             --------     -------            --------     -------
Total Interest Earning Assets  $151,455     $13,102    8.65     $141,306     $12,310    8.71    $134,459     $10,953    8.15
Cash and Due From Banks           8,692                            7,522                           8,502
Premises and Equipment, NET       2,185                            2,242                           2,457
Invest. in Development Ventures   4,545                            4,661                           4,745
Accrued Interest Receivable
 and Other Assets                 2,101                            2,368                           2,644
                               --------                         --------                        --------
TOTAL AVERAGE ASSETS           $168,978                         $158,099                        $152,807
                               ========                         ========                        ========

LIABILITIES AND SHAREHOLDERS' EQUITY:

INTEREST-BEARING LIABILITIES:
Interest-Bearing NOW accounts  $ 18,470     $   257    1.39%    $ 18,111     $   229    1.26%   $ 18,871     $   228    1.21%
Savings Deposits and MMDA        55,679       2,105    3.78       56,193       2,333    4.15      46,983       1,596    3.40
Time Deposits                    30,499       1,546    5.07       30,292       1,628    5.37      34,937       1,266    3.62
Time Deposits over $100,000      19,647       1,049    5.34       15,853         873    5.51      15,371         621    4.04
Federal Funds Purchased              80           4    5.00          439          28    6.38          98           5    5.10
Security Repurchase Agreements    1,000          50    5.00          816          44    5.39       1,435          52    3.62
Other Borrower Money              1,885         146    7.75
Subordinated Debentures           3,910         308    7.88        4,025         346    8.60       4,025         328    8.15
                               --------     -------             --------     -------            --------     -------
Total Average Interest -
  Bearing Liabilities          $131,170     $ 5,465    4.17%    $125,729     $ 5,481    4.36%   $121,720     $ 4,096    3.37%
                                            -------    ----                  -------    ----                 -------    ----
Noninterest-Bearing DDA's        24,817                           20,794                          20,194
Accrued Interest Payable
 and Other Liabilities              261                              162                             357
                               --------                         --------                        --------
Total Average Liabilities      $156,248                         $146,685                        $142,271
Total Equity                     12,730                           11,414                          10,536
                               --------                         --------                        --------
Total Average Liabilities
 and Shareholders' Equity      $168,978                         $158,099                        $152,807
                               ========                         ========                        ========
Net Interest Spread <F6>                               4.48%                            4.35%                           4.78%
                                                       ====                             ====                            ====
Net Interest Income                         $ 7,637                          $ 6,829                         $ 6,857
                                            =======                          =======                         =======
Net Interest Margin <F7>                       5.04%                            4.83%                           5.10%
                                            =======                          =======                         =======
-------------------------------------------------

<F1>   Average balances are computed principally on the basis of daily balances.
<F2>   The taxable securities yield is computed by dividing interest income
       (annualized on an actual day basis) by average historical cost.
<F3>   The tax equivalent yield on exempt from federal taxes investment securities (tax exemptinvestments) was 7.78%, 8.39% and 8.51% in 1996, 1995 and 1994. The tax equivalent yield is calculatedby dividing the adjusted yield by one minus the Federal Tax rate. The adjusted yield is determined bysubtracting the Tefra penalty from the unadjusted tax exempt investment yield. The unadjusted taxexempt investment yield is computed by dividing tax exempt interest income by their average historicalcost. The Tefra penalty is computed by dividing total interest expense (annualized) by average assets andmultiplying the result by 20% (Tefra disallowance) and 34% (Federal Tax rate).
<F4>   Allowance for loan losses and deferred loans are netted from loans receivable which includes nonaccrual loan balances.
<F5>   Interest income on loans includes fees on loans of $441,000, $486,000 and $620,000 in 1996, 1995 and 1994.
<F6>   Net interest spread represents the average yield earned on interest-
       earning assets less the average rate paid on interest-bearing liabilities.
<F7>   Net interest margin is computed by dividing net interest income by total average interest earning assets.





















RATE AND VOLUME VARIANCES

     The following tables set forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in average asset and liability balances (volume) and changes in average yield / interest rate (rate). The change in interest due to both rate and volume has been allocated to change due to rate and volume in proportion to the relationship of absolute dollar amounts in each. Nonaccrual loans are included in total loans outstanding, while nonaccrued interest thereon is excluded from the computation of rates earned. Tax exempt income is not shown on a tax equivalent basis.

     The following tables below illustrate the effect that declining interest rates and volume increases had on net interest income.

                                            1996 Compared to 1995
                                      -------------------------------
                                                     Net
                                        Volume       Rate      Change
                                      -------------------------------
                                            (Dollars in thousands)
Increase (Decrease) in Interest Income:
Federal Funds Sold                       $ 75        ($  8)     $ 67
Taxable Investment Securities             778        (  35)      743
Exempt from Federal Taxes
  Investment Securities                 ( 302)       (  50)    ( 352)
Loans, Net <F1>                           162          172       334
                                         ----         ----      ----
Total Interest Income                    $713         $ 79      $792
                                         ====         ====      ====
Increase (Decrease) in Interest Expense:
Interest-bearing Now Accounts            $  5         $ 23      $ 28
Savings Deposits and MMDA               (  19)       ( 209)    ( 228)
Time Deposits                              10        (  92)    (  82)
Time Deposits over $100,000               203        (  27)      176
                                         ----         ----      ----
Total Interest Expense on Deposits        199        ( 305)    ( 106)
Federal Funds Purchased                 (  18)       (   6)    (  24)
Security Repurchase Agreements              9        (   3)        6
Other Borrowings                          146            0       146
Subordinated Debentures                 (   9)       (  29)    (  38)
                                         ----         ----      ----
Total Interest Expense                    327        ( 343)    (  16)
                                         ----         ----      ----
Net Interest Income                      $386         $422      $808
                                         ====         ====      ====
--------------------------------------

<F1>   Loan fees have been included in the interest income computation.  Loan fees for 1996 and 1995 were $441,000 and $486,000, respectively.


                                           1995 Compared to 1994
                                      -------------------------------
                                                     Net
                                        Volume       Rate      Change
                                      -------------------------------
                                            (Dollars in thousands)
Increase (Decrease) in Interest Income:
Taxable Investment Securities            $211       $  224     $  435
Nontaxable Investment Securities-       (   6)     (     4)   (    10)
Federal Funds Sold                         38           24         62
Loans, Net <F1>                           285          585        870
                                         ----       ------     ------
Total Interest Income                    $528       $  829     $1,357
                                         ====       ======     ======
Increase (Decrease) in Interest Expense:
Interest-bearing Transaction Accounts   ($  8)      $    9     $    1
Savings Deposits                          384          353        737
Time Deposits                           ( 226)         840        614
                                         ----       ------     ------
Total Deposits                            150        1,202      1,352
Federal Funds Purchased                    22            1         23
Security Repurchase Agreements          (  33)          25    (     8)
Subordinated Debentures                     0           18         18
                                         ----       ------     ------
Total Interest Expense                    139        1,246      1,385
                                         ----       ------     ------
Increase (Decr.) in Interest Margin      $389      ($  417)   ($   28)
                                         ====       ======     ======
--------------------------------------

<F1> Loan fees have been included in the interest income computation.  Loan fees for 1995 and 1994 were $486,000 and $620,000, respectively.

INTEREST INCOME ON EARNING ASSETS

     Assets and liabilities grew modestly in 1996. As mentioned above, average interest earning assets grew by $10.1 million in 1996 or 7.2%, compared to a $6.8 million increase in 1995. Average interest-bearing liabilities increased by $5.4 or 4.3% million in 1996 versus growth of $4.0 million in 1995.

     Although average net loans increased by $1.7 million in 1996, the ratio of average net loans to average interest earning assets declined from 77.4% in 1995 to 73.3% in 1996. The other $8.4 million growth in interest earning assets consisted primarily of taxable investment securities, which increased by $12.7 million in 1996. Average Federal Funds accounted for $1.4 million of this increase. Average nontaxable investments decreased by $5.7 million. These changes were a function of additional funds invested as well as a change in the portfolio mix from long term fixed investment to short term fixed securities as well as variable rate securities.

     As mentioned earlier, in 1995 and 1996 the Federal Reserve lowered the key short term rate known as Federal Funds. Other interest rates follow this rate with varying degrees of magnitude (multiplier) and timing (lag). For example, the Prime rate usually changes immediately and by the same degree (multiple of 1.0) as the Federal Funds rate, while the Cost of Funds Index
(COFI) may change by a smaller amount, and this change may occur over a period of six to twelve months. This delay in rate change is known as lag.

     The Federal Funds rate and the Prime rate began 1995 at 5.50% and 8.50%, respectively. In 1995, the Federal Reserve raised the Federal Funds rate by
 .50% to 6.0% on February 1, 1995. Prime immediately increased to 9.0% and remained at that level until early July, when the Federal Reserve began to lower rates. This was the first rate reduction by the Federal Reserve since July 1992 and it was only a .25% reduction. The next and final rate reduction of 1995 occurred on December 20, 1995. At this time, the Federal Funds rate was reduced by another .25% to 5.5%. Prime rate also fell by .25% to 8.5% at this time. The result of the rate changes in 1995 and the subsequent minor rate reduction in February, 1996 was lower average rates in 1996. For example, Prime rate averaged 8.83% in 1995 and 8.27% in 1996. The degree and timing of these changes for each interest rate index utilized by the Company and the Bank and the amount and timing of volume changes for each type of interest earning asset and interest-bearing liability determined the change in interest income and expense in 1996.

     At December 31, 1996, approximately 23.0% of the loans were tied to non-lagging, high multiplier indexes such as Prime rate ($15.7 million) and 1 year treasury indexes ($10.4 million), while 28.2% ($32.0 million) were tied to the lagging certificate of deposit (CD) index and 27.7% ($31.5 million) were tied to the longer lagging COFI index. The remaining 21.1% ($24.0 million) of the loans had fixed rates and therefore were not subject to rate changes.

     In 1996, Prime rate averaged .56% lower than it did in 1995, while the CD index averaged .34% lower, the COFI index averaged .20% lower and the one year treasury index averaged .44% lower. In 1996, although the average for each index was lower in 1996 verses 1995, due to the repricing timing on COFI and CD indexed loans, which adjust every six months based on the index available two months before the adjustment date, the actual yield on loans tied to these indexes increased. In 1996 loans tied to these indexes averaged approximately $63.5 million or 79% of the average $80.7 million in real estate mortgage loans. In 1996 the yield on this loan category increased by .34% Another reason the yield on the loan portfolio is higher than expected, given the lower rates in 1996, is the fact that in 1995 the Bank's nonaccrual loans averaged $1.57 million, lowering the overall loan yield, while in 1996 this figure dropped to $.58 million, still lowering the yield but not to the same degree as occurred in 1995. In 1996, if unrecognized interest on nonaccrual loans had been accrued, such income would have been approximately $7,000 verses $203,000 in 1995. Loan fees, which are included in loan interest income and effect the loan yield, totalled $441,000 in 1996, compared to $486,000 in 1995.

     The aggregate effect of these influences was a 16 basis point increase in net loan yield from 9.48% in 1995 to 9.64% in 1996. The result of the $1.7 million increase in average loan volume and the 16 basis point increase in yield resulted in the $334,000 increase in interest and fee income from loans.

     As mentioned earlier, total average investments increased by $8.4 million in 1996 while the yield on these investments decreased by 14 basis points from 6.08% in 1995 to 5.94% in 1996. Consequently, in 1996 the increase in interest income from investments of $458,000 was a function of increased volume offset slightly by the decreased yield. The increased volume accounted for $551,000, while decreased yield reduced income by $93,000. The $334,000 increase in interest and fee income from loans and the $458,000 increase in interest from investments resulted in the $792,000 increase in total interest income from 1995 to 1996.

INTEREST EXPENSE ON INTEREST-BEARING LIABILITIES

     Interest expense also declined in 1996 as lower rates paid offset the increased average volume. As mentioned above, average interest-bearing liabilities increased $5.4 million in 1996 over the average balance in 1995.
In 1996, average time deposits over $100,000 showed the most growth, increasing by $3.8 million from $15.9 in 1995 to $19.7 in 1996. The rate paid of these deposits declined from 5.51% in 1995 to 5.34% in 1996. The increased volume increased interest expense by $203,000 while the lower rate paid reduced expense by $27,000 for a net increase of $176,000. Other borrowed money also experienced growth in 1996. For the first time the Bank borrowed money from the Federal Home Loan Bank to match fund fixed rate loans. In 1996 these funds averaged $1.9 million and resulted in $146,000 in additional interest expense. Interest expense in 1996 on savings and money market demand accounts declined by $228, 000 from the previous year. In 1996 the average balance in this category decreased by $.5 million and the average rate paid decreased by 37 basis points (.37%) from 4.15% in 1995 to 3.78% in 1996.
Within this category is a money management account which is tied to the 91 Day T-Bill rate. In 1996 this account averaged $38.0 million and accounted for $233,000 of the $228,000 net decrease in interest expense within this group. This decline was a result of the 50 basis point drop in the average 91 Day
Bill index from 1995 to 1996. All other average volume changes from 1995 to 1996 were less that $.5 million. The only other significant change in 1996 influencing interest expense was a 30 basis point decrease in the average rate paid on time deposit less than $100,000. This lower rate off-set by a slight increase in volume accounted for a $82,000 reduction in interest expense. Within the remaining interest bearing liabilities categories, interest expense decreased by $28,000 from the prior year mainly due to slightly lower rates.

     The net effect of the above mentioned volume changes and average rates paid was a $16,000 reduction in interest expense, from $5,481,000 in 1995 to $5,465,000 in 1996. The combined effect of this $16,000 reduction in interest expense and the $5.4 million increased in volume was a 19 basis points (.19%) decline in the average rate paid on average interest bearing liabilities from 4.36% in 1995 to 4.17% in 1996.

     In summary, from 1995 to 1996, interest income increased by $79,000 as a result of increases in interest rates while interest expense decreased by $343,000, resulting in a $422,000 increase in net interest income due to changes in interest rates. Interest income attributed to an increase in volume improved by $713,000, while interest expense attributed to increased volume rose by $327,000, for a increase in net interest income attributed to volume of $386,000. This increase and the $422,000 increase in net interest income due to interest rate changes resulted in a $808,000 increase in net interest income. Net interest income was $7,637,000 in 1996 versus $6,829,000 in 1995 and $6,857,000 in 1994.

NONINTEREST INCOME AND EXPENSE

     Noninterest income was $2,032,000 (1.20% of average assets) in 1996 compared to $2,178,000 in 1995, a $146,000 (6.7%) decrease. Service charges on deposit accounts increased by $24,000 in 1996 over 1995 and $26,000 in 1995 over 1994. Other fees and charges increased by $167,000 in 1996 after increasing by $22,000 in 1995. In 1996 the Company recognized $157,000 in fee income from the sale of $1.8 million in SBA guaranteed loans. This accounted for 94% of the increase in other fees and charges. In 1995 the Bank did not recognize any fee income from the sale of SBA guaranteed loans.

     Income from real estate development ventures increased by $61,000 to $542,000 in 1996 from $481,000 in 1995 and $485,000 in 1994. The sole real estate development venture in 1995 and 1996 was Pacific Plaza East, a 100% occupied 32,000 square foot commercial office building in Vacaville, California. The increase in 1996 is attributed to rent increases in a majority of the suites. A substantial reduction in gains from the sale of securities offset all of the increases discussed above and accounts for the $146,000 decline in noninterest income. In 1996 gains on sale of securities totalled $83,000 a decline of $398,000 from the $481,000 earned in 1995.

     The table below depicts the changes in noninterest income from period to period.

                                                  Year Ended December 31,
                               ---------------------------------------------------------
                                 1996      1995   Incr. /       1995      1994   Incr. /
                                                  (Decr.)                        (Decr.)
                               ---------------------------------------------------------
                                                  (Dollars in thousands)
Noninterest Income:
Service Charges on Deposit     $  843    $  819    $ 24       $  819    $  793    $ 26
Other Fees and Charges            564       397     167          397       375      22
                               ------    ------    ----       ------    ------    ----
Subtotal                        1,407     1,216     191        1,216     1,168      48
Income From Real Estate
 Development Ventures             542       481      61          481       485     ( 4)
                               ------    ------    ----       ------    ------    ----
Subtotal                        1,949     1,697     252        1,697     1,653      44
Gain on the
 Sale of Securities                83       481   ( 398)         481         9     472
                               ------    ------    ----       ------    ------    ----

Total                          $2,032    $2,178   ($146)      $2,178    $1,662    $516
                               ======    ======    ====       ======    ======    ====
----------------------------------


     In 1996, noninterest expense totalled $6,781,000, an increase of $151,000 over 1995's total of $6,630,000, which was $152,000 more than the $6,478,000 reported in 1994. One measure of efficiency is the ratio of noninterest expense to average assets. This ratio has improved the last three years, from 4.24% in 1994 to 4.19% in 1995 and finally to 4.01% in 1996.

     In 1996, salaries and benefits increased by $205,000 from $3,137,000 in 1995 to $3,342,000 in 1996. In 1995 salaries and benefits decreased by $11,000 from 1994's figure. Salary expense in the new branch along with increased bonuses accounted for about half of the increase. Normal salary increases and a nominal increase in the number of employees accounted for the remaining difference.

     Occupancy expense decreased by $8,000 (1%) in 1996 from 1995's total, which was $41,000 higher than the 1994 figure. In January 1996, the Bank renegotiated an annual reduction in rent of $25,000 for its Fairfield Branch in exchange for an extended term of 41/2 years.

     Other noninterest expense declined by 4.2% or $78,000 in 1996 from the figure reported in 1995, after increasing by $116,000 (6.7%) in 1995 over the 1994 figure. In 1996, marketing expenses and outside services such as investment banker fees associated with the branch purchase increased by $45,000 and $59,000 respectively. All other expenses as a group increased by $56,000.These increases we more than offset by a significant decrease in FDIC Insurance from $187,000 in 1995 to $2,000 in 1996. In January 1996, the FDIC premium was reduced for the Bank to a $2,000 minimum annual fee. Also in 1996, net gains or losses from the sale of other real estate owned (OREO) and OREO operating expenses declined by $53,000. In total, other noninterest expenses declined in 1996 to $1,773,000 from $1,851,000 in 1995.

The major components of noninterest expense are as follows:

                                              Year Ended December 31,
                            --------------------------------------------------------
                                    Net Income                    Net Income
                              1996     1995   Incr. /      1995     1994     Incr. /
                                              (Decr.)                        (Decr.)
                            --------------------------------------------------------
                                   (Dollars in thousands)
Noninterest Expense:
Salary and Benefits          $3,342    $3,137   $205      $3,137    $3,148   ($ 11)
Occupancy, Furniture,
   Fixtures and Equipment     1,366     1,374  (   8)      1,374     1,333      41
Other Noninterest Exp.        1,773     1,851  (  78)      1,851     1,735     116
Expenses from
  Real Estate Development       300       268     32         268       262       6
                             ------    ------   ----      ------    ------    ----
Total
  Noninterest Expenses       $6,781    $6,630   $151      $6,630    $6,478    $152
                             ======    ======   ====      ======    ======    ====
-------------------------------------------

PROVISION FOR LOAN LOSSES

     The provision for loan losses was $411,000 in 1996 compared to $324,000 in 1995 and $256,000 in 1994. The Bank experienced net charge-offs of $468,000 in 1996, or .42% of average loans, compared to $274,000, or .25% of average loans, in 1995 and $238,000, or .22% of average loans, in 1994.

     The $411,000 provision, when deducted from the net interest income figure of $7,637,000, resulted in net interest income after provision for loan losses of $7,226,000 for 1996. This amount, which is $721,000 higher than the $6,505,000 reported in 1995, represents a return on average assets of 4.27% in 1996. In 1995 and 1994, this ratio was 4.11% and 4.32%, respectively.


INCOME BEFORE PROVISION FOR INCOME TAXES

     The result of a 4.27% ratio of adjusted net interest income to average assets, a 1.20% noninterest income ratio and a 4.01% noninterest expense ratio, resulted in a ratio of Income before Provision for Income Taxes to average assets of 1.46%. This is an improvement of .16% from 1.30% in 1995 which in turn was a .13% improvement over the 1.17% reported in 1994.

     The $721,000 increase in net interest income after provision for loan losses, the $146,000 decrease in noninterest income and the $151,000 increase in noninterest expenses improved income before provision for income taxes by $424,000 to $2,477,000 in 1996 from $2,053,000 in 1995. This 1995 figure was
$268,000 higher than the $1,785,000 reported in 1994.

NET INCOME

     The Company recorded $918,000 in provision for income taxes in 1996 versus $648,000 in 1995 and $564,000 in 1994. The tax provisions reduced income to $1,559,000, $1,405,000 and $1,221,000 for 1996, 1995 and 1994,
respectively.

     The before tax ROA was 1.46% in 1996. After deducting the provision for income taxes, .54% of average assets, ROA in 1996 was .92%.

     Management is not aware of any trends, events or uncertainties that have had or that are reasonably expected to have a material impact on liquidity, capital resources, or revenues or income from continuing operations. The company is also not aware of any current recommendations by any regulatory\ authority which, if they were implemented, would have such an effect.

LOAN PORTFOLIO

     The Association of Bay Area Governments (ABAG) projects Solano County to have the largest percentage increase in population growth between 1995 and 2015 of all the Bay Area counties. They further estimate that Solano's population will be 531,700 by the year 2015, which is an increase of 40%. Job growth in Solano County is projected to increase by 68% during this same time period.

     Contra Costa County is also slated for substantial growth over the next 15 years. Contra Costa's population is projected to grow from 882,700 in 1995 to 1,169,400 by 2015, representing a 32% increase. A 50% increase in jobs and a 3% increase in the mean household income, bringing it to $95,800, is projected by the year 2015.

     The economic climate of Solano and Contra Costa counties remains strong due to its prime locale between San Francisco and Sacramento, a plentiful supply of natural resources, an extensive transportation network, and the enviable quality of life which exist due to the availability of affordable homes, clean and safe communities, a comfortable climate all within easy reach of many recreational and cultural activities.

     The following table shows the composition of the loan portfolio by major category of loan as of the dates indicated:

                                              Year Ended December 31,
                              ----------------------------------------------------
                                1996       1995       1994       1993       1992
                              ----------------------------------------------------
Loan Categories:                              (Dollars in thousands)
Real Estate Mortgage:
   Commercial                 $ 64,634   $ 61,942   $ 60,206   $ 56,401   $ 52,977
   Residential                  17,612     15,456     19,272     18,063     18,064
                              --------   --------   --------   --------   --------

Total Real Estate Mortgage      82,246     77,398     79,478     74,464     71,041
   Commercial                    8,926      9,908      9,348     10,269     11,363
   Real Estate Construction      6,408      9,553      9,433      9,723      9,878
   Consumer                     16,045     14,265     12,937     13,252     12,640
                              --------   --------   --------   --------   --------
Total Loans                    113,625    111,124    111,196    107,708    104,922
   Less
     Allowance for Loan Losses   1,101      1,158      1,108      1,090        933
     Deferred Loan Fees            599        732        940        892        967
                              --------   --------   --------   --------   --------
Net Loans                     $111,925   $109,234   $109,148   $105,726   $103,022
                              ========   ========   ========   ========   ========
---------------------------------------

     The loan portfolio consists of: (1) commercial loans; (2) real estate construction loans; (3) consumer loans (loans to individuals for household, family and other personal expenditures, including revolving equity loans); and
(4) real estate mortgage loans. These categories accounted for approximately 8%, 6%, 14% and 72%, respectively, of the total loan portfolio at December 31, 1996. Loans are generally made to persons or businesses with whom it has an existing relationship or anticipates developing such a relationship.

     Because loans are the highest yielding assets, maximizing the loan-to-deposit ratio increases interest income, however, in order to prudently manage its liquidity, the loan policy calls for it to maintain a loan-to-deposit ratio between 70% and 85%. The loan-to-deposit ratio was 67% and 78% at December 31, 1996 and December 31, 1995, respectively. The ratio declined significantly at year end 1996 due to the addition of approximately $15.5 million in deposits purchased from Tracy Federal Savings Bank without corresponding loan balances.

     With certain exceptions, the Bank is permitted under applicable law to make loans which are unsecured to single borrowers in aggregate amounts of up to 15% of the sum of the Bank's total capital, including subordinated debt, and allowance for possible loan losses for unsecured loans (as defined for regulatory purposes), and up to 25% of such sum in the aggregate for unsecured and secured loans (as defined for regulatory purposes). As of December 31, 1996, these lending limits were approximately $2,652,000 for unsecured loans and $4,420,000 for unsecured and secured loans. The Bank sells participations in its loans where necessary to stay within its lending limits. However, the unsecured limit is used as a guideline for the maximum amount it will lend to any one borrower on a secured basis.

REAL ESTATE MORTGAGE LOANS

     Real estate mortgage loans consist primarily of loans secured by commercial real property and by first liens on single-family residential properties.

     As of December 31, 1996, outstanding commercial mortgage loans totalled $64,634,000, or 57% of total loans. This represents an increase in outstanding balances of $2,692,000 since year end 1995. Of these loans $55.0 million were adjustable rate loans while $9.6 million had fixed rates. These loans are secured by first or second deeds of trust on both owner occupied and nonowner occupied commercial properties, and generally have 5 to 15 year maturities with 15 to 25 year amortizations. The Bank generally conducts market rent surveys and requires all borrowers to meet minimum debt service ratios. The Bank also makes loans in conjunction with Small Business Administration ("SBA") sponsored programs. With the SBA 504 program, the Bank takes a first deed of trust on the property generally at a loan to value ratio of 50%. The SBA then makes an additional loan in second position of up to 40% of value. With the SBA 7A program, the Bank makes commercial loans for the purchase of inventory, equipment, or real estate or to fund working capital, and the SBA provides a guaranty up to 90% of the loan amount.

     As of December 31, 1996, residential mortgage loans totalled $17,612,000, or 15% of total loans. This loan category increased $2,156,000 over the $15,456,000 outstanding at December 31, 1995. These loans were secured by first or second deeds of trust predominately by property in Solano County. Of these loans, $2.3 million or 13% were fixed rate mortgage loans having original terms ranging from one to 30 years, with the majority having remaining terms of less than 5 years. The other $15.3 million or 87% were held as adjustable rate mortgages which are adjusted either semiannually or annually based on either the COFI Index or the CD Index (the secondary market monthly average interest rate or yield for large negotiable certificates of deposit ($100,000 or more with maturity of one month)). The above loans consist of 1-4 family residential loans, multi-family loans, second mortgage loans, and loans on improved single family lots. The majority of the residential mortgage loans have been underwritten for the portfolio, and such loans do not necessarily meet standard underwriting criteria for sale in the secondary market. The Bank uses certain of the credit underwriting criteria applicable to loans for sale in the secondary market, but chooses not to use certain other underwriting criteria which in the opinion of management do not materially affect credit quality. The loan to appraised value ratio is generally 80% or less when originated. The Bank does not generally make residential real estate loans on a negative amortization basis.

COMMERCIAL LOANS

     Commercial loans consist primarily of financing for businesses and professionals in Solano County. At December 31, 1996, these loans totalled $8,926,000, or 8% of total loans. This figure is $982,000 less than the figure reported December 31, 1995. The commercial loans are diversified as to industries and type of businesses with no material industry concentration. Commercial borrowers generally have deposit relationships with the Bank. Commercial loans are made for the purposes of providing working capital, financing the purchase of equipment or inventory and for other business purposes. Such loans include loans with maturities ranging from thirty days to twelve months and "term loans" which are loans with maturities normally ranging from one to seven years. Short-term business loans are generally used to finance current transactions and typically provide for periodic interest payments, with principal being payable monthly, quarterly or at maturity.
Term loans normally provide for floating interest rates, with monthly payments of both principal and interest. In 1996, the Bank began offering an additional service to its commercial customers called Business Manager. Under this program account receivables are purchased from its customer for a discount fee. At December 31, 1996, Business Manager loans totalled $555,000.

     In commercial lending, the amount of losses as a percentage of outstanding loans can vary widely from period to period and is particularly sensitive to the fluctuations caused by changing economic conditions. Charged off commercial loans totalled $104,000 and $217,000 in 1995 and 1996, respectively.

REAL ESTATE CONSTRUCTION LOANS

     Real estate construction loans are made to finance the construction of commercial and single-family residential property and, typically, have short maturities. Construction lending involves certain risks not inherent in other forms of real estate financing. The Bank does not require construction loan borrowers to obtain commitments for permanent takeout financing from other lenders. As a result, the Bank may be required to grant permanent financing or extend its construction loans beyond anticipated maturity periods in times of rising interest rates or reduced availability of permanent financing from other lenders. At December 31, 1996 there were eight such permanent financing loans totaling approximately $2,100,000.

     Currently there are 51 construction loans with an average balance of approximately $126,000. As of December 31, 1996, these loans totalled $6,408,000, or 6% of the loan portfolio. This is $3,145,000 lower than the figure reported as of December 31, 1995.

     Construction loans are funded on a line-item, percentage of completion basis. As the builder completes various line items (foundation, framing, electrical, etc.) of the project, or portions of those line items, the work is reviewed by an officer of the Bank. Upon approval from the officer, the Bank funds the draw request according to the percentage completion of the line items that have been approved. Actual funding checks must be signed by an officer of the Bank. Charged off real estate construction loans totalled $72,000 and $181,000 in 1995 and 1996, respectively.

CONSUMER LOANS

     Consumer loans are made for the purpose of financing the purchase of various types of consumer goods, home improvement loans, and other personal loans. Consumer installment loans generally provide for the monthly payment of principal and interest. Most of the consumer installment loans are secured by the personal property being purchased or a second deed of trust on the borrower's residence. As of December 31, 1996, consumer loans totalled $16,045,000, or 14% of the portfolio, an increase of $1,780,000 over the figure reported December 31, 1995.

LOAN COMMITMENTS

     In the normal course of business, there are various commitments outstanding to extend credit that are not reflected in the financial statements. As of December 31, 1996, outstanding undisbursed loan commitments totalled approximately $14.4 million. In the opinion of management, annual review of the commercial credit lines and ongoing monitoring of outstanding balances reduces the risk of loss associated with these commitments. The undisbursed loan commitments include $3.0 million, or 34% of the outstanding, of commercial loans, $1.8 million, or 27% of the outstanding, of real estate construction loans, and $9.6 million, or 60% of outstanding, of consumer loans. Undisbursed commercial loan commitments represent primarily business lines of credit. Undisbursed construction commitments represent undisbursed funding on construction projects in process. The consumer loan commitments represent approved, secured (equity) lines of credit, and unsecured personal lines of credit.

     Standby letters of credit outstanding aggregating $649,000 and $407,000 at December 31, 1996 and 1995, respectively.

ASSET QUALITY

     The risk of nonpayment of loans is inherent in commercial banking. To some extent, the degree of perceived risk is taken into account in establishing the loan structure, the interest rate and security for specific loans and various types of loans. The Bank also attempts to minimize its credit risk exposure by use of thorough loan application, approval and review procedures.

     The primary risk elements considered by management with respect to each installment and conventional real estate loan are the lack of timely payment and the value of the collateral. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor's rights in order to preserve the Bank's position. As the majority of the loan portfolio is held in real estate related loans and in light of the continuing economic downturn, particular attention is given to factors affecting the real estate markets. The primary risk elements considered by management with respect to real estate construction loans are fluctuations in real estate values in the Company's market areas, fluctuations in interest rates, the availability of conventional financing, the demand for housing in the Company's market areas, and general economic conditions. The primary risk elements with respect to commercial loans are the financial condition of the borrower, general economic conditions in the Company's market area, the sufficiency of collateral, the timeliness of payment, and, with respect to adjustable rate loans, interest rate fluctuations.

     Because the Bank lends primarily within its market area, the real property collateral for its loans is similarly concentrated, rather than diversified over a broader geographic area. The Company could, therefore, be adversely affected by a decline in real estate values in Solano County, even if real estate values elsewhere in Northern California or California generally remained stable or increased. Management has a policy of requesting and reviewing annual financial statements from its commercial loan customers and periodically reviews the existence of collateral and its value.

     The Bank places an asset on nonaccrual status when one of the following events occur: any installment of principal or interest is 90 days or more past due (unless in management's opinion the loan is well secured and in the process of collection), management determines the ultimate collection of principal or interest on a loan to be unlikely, it takes possession of the collateral (in the case of real estate collateral, referred to as "OREO"), or the terms of a loan have been renegotiated to less than market rates due to a serious weakening of the borrower's financial condition.

      With respect to the policy of placing loans 90 days or more past due on nonaccrual status, unless the loan is well secured and in the process of collection, a loan is considered to be in the process of collection if, based on a probable specific event, it is expected that the loan will be repaid or brought current. Generally, this collection period would not exceed 30 days. When a loan is placed on nonaccrual status, the general policy is to reverse and charge against current income previously accrued but unpaid interest. Interest income on such loans is subsequently recognized only to the extent that cash is received and future collection of principal is deemed by management to be probable. Where the collectibility of the principal or interest on a loan is considered to be doubtful by management, it is placed on nonaccrual status prior to becoming 90 days delinquent. For loans where the collateral has been repossessed, the property is classified as OREO or, if the collateral is personal property, the loan is classified as other assets on the Company's financial statements.

     The following table sets forth the amount of the nonperforming assets as of the dates indicated.

                                               Year Ended December 31,
                                   --------------------------------------------------
                                    1996      1995       1994      1993       1992
                                   --------------------------------------------------
                                                (Dollars in thousands)
Nonperforming Assets:
   Nonaccrual Loans                 $ 70     $1,049     $1,258     $179      $  490
   Accruing Loans Past
    Due 90 Days or More               67         78        496      127         285
                                    ----     ------     ------     ----      ------
Total Nonperforming Loans            137      1,127      1,754      306         775
   In-Substance Foreclosures           0          0          0        0         219
   Other Real Estate Owned           150        182        374      389         304
                                    ----     ------     ------     ----      ------
Total Nonperforming Assets          $287     $1,309     $2,128     $695      $1,298
                                    ----     ------     ------     ----      ------
Performing Restructured Loans       $974     $  470     $    0     $946      $  943
Allowance for Loan Losses
     to Nonperforming Loans          804%       103%        63%     356%        120%
Allowance for Loan Losses
     to Nonperforming Assets         384%        88%        52%     157%         72%
Allowance for Loan Losses
     to Nonperforming Assets
     and Performing
     Restructured Loans               87%        65%       52%       66%         42%
Nonperforming Loans
     to Total Assets                 .07%       .70%     1.12%      .21%        .56%
Nonperforming Assets
     to Total Assets                 .15%       .82%     1.36%      .47%        .94%
Nonperforming Assets and
     Performing Restructured
     Loans to Total Assets           .66%      1.11%     1.36%     1.10%       1.63%
-----------------------------

     At December 31, 1996 and 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 was approximately $2,648,000 and $1,602,000. The total allowance for loan losses related to these loans was $278,000 and $309,000 at December 31, 1996 and 1995. For the years ended December 31, 1996 and 1995, the average recorded investment in loans for which impairment has been recognized was approximately $1,218,000 and $1,641,000. During the portion of the year that the loans were impaired, the Company recognized interest income of approximately $28,000 and $12,000 for cash payments received in 1996 and 1995.

     Interest income on nonaccrual loans which would have been recognized if all such loans had been current in accordance with their terms totalled $7,000, $203,000 and $19,000 in 1996, 1995 and 1994, respectively.
Nonperforming assets declined to $287,000 or .15% of total assets, at December 31, 1996, from $1,309,000 or .82% of total assets, at December 31, 1995.

     Included in the impaired loans above were seven nonaccrual loans to four borrowers totalling $1,049,000 at December 31, 1995. In 1996 the Bank received payments totalling $837,000 from these borrowers, generated from the sale of the underlying collateral. The difference of $212,000 was charged off. At December 31, 1996 there were three nonaccrual loans to two borrowers totalling $70,000. The Company expects the loss, if any, on these loans to be minimal.

     At December 31, 1995, OREO consisted of two foreclosed real estate properties with a carrying value of $182,000. This consisted of a commercial property in Vallejo, California and five (5) unimproved residential lots in Vallejo, California. The residential lots had carrying value of $32,000 at December 31, 1995. These lots were sold in 1996 for $18,000 causing the Company to realize a $14,000 loss. At December 31, 1996, OREO consisted of the commercial property in Vallejo with a carrying value of $150,000.

     At December 31, 1995, there was one performing restructured loan for $470,000. This loan is secured by a shopping center and was appraised "as is" for $434,000 in September 1996. The center is currently 69% occupied. The loan was restructured in December 1995 to receive principle based upon the original amortization schedule while the interest rate was reduced to approximately 3%. At the time of restructuring, approximately $10,500 in past due interest was forgiven. The new terms were extended to the borrower for two terms of six months each, at which time management will reevaluated the project's cash flow and the borrower's situation. The most recent six month restructuring occurring in December 1996, increased the interest rate to 7.72%. At December 31, 1996 the outstanding balance was $412,000 as a result of a $46,000 write down and a $12,000 principal reduction received from the borrower. Currently, the borrower is in compliance with the terms of the restructure and was actively marketing this shopping center to increase occupancy and cash flow.

     In December, 1996 another commercial real estate loan was added to the performing restructured loan category. At December 31, 1996 the outstanding balance on this loan was $562,000 bringing the total of performing restructured loans to $974,000. This additional restructured loan is secured by a 7,500 square foot commercial office building. The borrowers recently lost a tenant who had occupied approximately 36 percent of the building increasing the vacancy to approximately 63 percent. This loan has been restructured on a month to month basis to receive principal based on the original amortization schedule while the interest rate was reduced to approximately 6.79%. The borrower has informed management there are a number of prospective tenants considering leasing space in the building. The borrow has indicated based on their financial strength and a 62% occupancy level they will be able to service the original terms of the loan. Currently, the borrower is in compliance with the terms of the restructure and was actively marketing this office building to increase occupancy and cash flow.

     Although any potential increase in the volume of nonperforming assets will depend, upon other events, upon the economic environment, in addition to the assets described above, the Bank has identified loans, totalling $2,027,000, where known information about the possible credit problems of the borrowers cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may become nonperforming in the future. This total consists of ten loans to five borrowers. Four loans totalling $178,000 to two borrowers are secured by Second Deed of Trust on single family residences. Notices of default were filed on these properties in December 1996 and February 1997. Due to loan to value and marketability of these properties minimal loss is expected. One loan for $93,000 is secured by a First Deed of Trust on a single family residence. Notice of Default was filed January 1997. The Bank believes the loss exposure is minimal. The Bank has an unsecured loan for $15,000 and a real estate secured loan for $78,000 to one borrower. Based on the borrower's financial condition the unsecured loan may result in a loss and the secured loan may result in a minimal loss. The other four loans to two borrowers are secured by commercial real estate properties. The outstanding balance at December 31, 1996 for these two borrowers was $1,663,000 one for $444,000 and one for $1,219,000.

     The two loans totalling $444,000 are secured by the two remaining suites in an eight unit medical condominium office building in Vacaville, California. The borrower has leased one of the units and the Bank has financed the tenant improvement costs. Cash flow from this lease will only debt service these loans with interest at approximately 2%. Therefore in February 1997 these loans were restructured for six months at approximately 2% to allow the borrower time to lease or sell the final unit. Once leased or sold the borrower is expected to be able to fully debt service the loan under the original terms.

     The two loans totalling $1,219,000 are secured by a commercial office/warehouse building in Suisun, California. This building is approximately 29,000 square feet. Management became aware the building was approximately 44% vacant in a meeting with the borrower in January 1997. At that time the loans were restructured, on a month to month basis, at approximately 2.0% to allow the borrower to secure new tenants. The reduction in interest is being deferred and remains an obligation of the borrower. The borrower is currently negotiating with a prospective tenant to lease 6,500 square feet. When the above mentioned lease is signed the building will be approximately 79 percent occupied. The Bank believes the borrower will be able to fully debt service the loan under the original terms at the time the building becomes approximately 90% occupied.

     Changes in general or local economic conditions or specific industry segments, rising interest rates, declines in real estate values and acts of nature could have an adverse effect on the ability of borrowers to repay outstanding loans and the value of real estate and other collateral securing such loans.

     Other than the loans discussed above, management is not aware of any loans that represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources; or represent material credits about which management is aware of information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

LOAN CONCENTRATIONS

     As of December 31, 1996, the only concentration of loans to any individual, business, or industry exceeding 10% of total loans was Real Estate loans secured by commercial office properties, which represented 24.7% of total loans.

SUMMARY OF THE ALLOWANCE FOR LOAN LOSSES

     The Bank maintains an allowance for loan losses. Additions to the allowance are made by charges to operating expense in the form of a provision for possible loan losses. Where a loss is considered probable, loans are charged against the allowance while any recoveries are credited to the allowance. The allowance for loan losses is maintained at a level determined by management to be adequate, based on the performance of loans in the portfolio, with particular attention to credit risks associated with any loans past due thirty days or more, evaluation of collateral for such loans, historical loan loss experience, examination reports prepared by regulatory agencies, the prospects or net worth of the borrowers or guarantors, anticipated growth in the portfolio, prevailing economic conditions and such other factors which, in the Bank's judgment, deserve consideration in the estimation of possible loan losses.

     The following table provides certain information with respect to the allowance for loan losses as well as charge-offs, recoveries and certain related ratios:

                                                   Year ended December 31,
                                   ----------------------------------------------------
                                     1996       1995        1994       1993      1992
                                   ----------------------------------------------------
                                                   (Dollars in thousands)
Allowance for loan Losses:
Balance at Beginning of Period     $  1,158   $ 1,108    $  1,090   $    933   $    781
Charge Offs:
 Commercial                             217        104         44        142        214
 Real Estate Construction               181         72        146          0          0
 Real Estate Mortgage                    83         31          0         41         26
 Consumer Loans                          15         75         49          4          7
                                   ----------------------------------------------------
Total Charge Offs                       496        282        239        187        247
Recoveries:
 Commercial                               1          2          1         75          0
 Real Estate Construction                25          0          0          0          0
 Real Estate Mortgage                     1          0          0          0          0
 Consumer Loans                           1          6          0          0          2
                                   ----------------------------------------------------
Total Recoveries                         28          8          1         75          2
Net Charge Offs                         468        274        238        112        245
Provision for Loan Losses               411        324        256        269        397
                                   ----------------------------------------------------
Balance at End of Period           $  1,101   $  1,158   $  1,108   $  1,090   $    933
                                   ====================================================
Loans:
Average Loans Outstanding
 During Period (Net)               $111,052   $109,372   $106,408   $105,868   $ 97,244

Total Loans at End of Period       $113,625   $111,124   $111,196   $107,708   $104,922

Ratios:
Net Loans Charged Off to
 Average Loans                          .42%       .25%       .22%       .11%       .25%
Net Loans Charged Off to
 Total Loans at End of Period           .41%       .25%       .21%       .10%       .23%
Net Loans Charged Off to
 Allowance for Loan Losses             42.5%      23.7%      21.5%      10.3%      26.3%
Net Loans Charged Off to
 Provision for Loan Losses            113.8%      84.6%      93.0%      41.6%      61.7%
Allowance for Loan Losses to
 Average Loans                          .99%      1.06%      1.04%      1.03%       .96%
Allowance for Loan Losses to
 Total Loans at End of Period           .97%      1.04%      1.00%      1.01%       .89%
Allowance for Loan Losses to
 Nonperforming Loans                    804%       103%        63%       356%       120%
Allowance for Loan Losses to
 Nonperforming Assets                   384%        88%        52%       157%        72%
Allowance for Loan Losses to
 Nonperforming Assets and
 Performing Restructured Loans           87%        65%        52%        66%        42%
------------------------------------

     The provision for loan losses represents management's determination of the amount necessary to be added to the allowance for loan losses to bring it to a level which is considered adequate in relation to the risk of future losses inherent in the loan portfolio. While it is the policy to charge off in the current period those loans where a loss is considered probable, there also exists the risk of future losses which cannot be precisely quantified or attributed to particular loans or classes of loans. Because this risk is continually changing in response to factors beyond the control of the Company, such as the state of the economy, management's judgment as to the adequacy of the allowance for loan losses is necessarily an approximate one. Management believes that the allowance for loan losses of $1,101,000 at December 31, 1996, which constituted .97% of total loans, was adequate as an allowance against foreseeable loan losses at that time.

     The following table shows the allocation of the allowance for loan losses and the percent of loans in each category to total loans as of the periods indicated.

                                  December 31, 1996                December 31, 1995
                              -----------------------------------------------------------------
                              Allowance for    % of Loans      Allowance for   % of Loans
                              Loan Losses      in each         Loan Losses     in each
                                               Category                        Category
                                               to Total Loans                  to Total Loans
                              -----------------------------------------------------------------
Loan Categories:                              (Dollars in thousands)
Real Estate Mortgage:
   Residential                 $    192            15%           $    11          14%
   Commercial                       469            57                200          56
                              -----------------------------------------------------------------
Total Real Estate Mortgage          661            72                211          70
Commercial                          214             8                216           9
Real Estate Construction             91             6                434           8
Consumer (Inc. ELOC)                 52            14                 67          13
Unallocated                          83           ---                230         ---
                              -----------------------------------------------------------------
     Total                     $  1,101           100%           $ 1,158         100%
                              =================================================================
-------------------------------------

     The adequacy of the allowance for loan losses is based upon the potential for loss related to specific loans and formula allocations based upon the potential for loss in various categories. Specific allocations are increased or decreased through management's reevaluation of the status of particular problem loans. Provisions for losses which have not been made on a specific basis are based on a formula. Management applies a percentage factor based on loss ratios of the Bank's peers, history of loss, underlying collateral, type of loan and general economic conditions, to the loan categories.

INVESTMENT SECURITIES

     In order to provide investment income and collateral to secure borrowings to meet liquidity and loan requirements, from time to time the Bank purchases United States Treasury securities and obligations of federal agencies as well as obligations of states and their political subdivisions and other securities. Purchases of such securities, as well as sales of Federal funds (short-term loans to other banks) and placement of funds in certificates of deposit with other financial institutions, are also made as alternative investments pending utilization of funds for loans or other purposes.

     Under the investment policy, investment securities may be placed in two categories: "available for sale" and "held to maturity." Securities available for sale provide flexibility to the asset/liability management strategy and may be sold in response to changes in interest rates and to meet liquidity needs.

     The Company accounts for securities investment in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. In November 1995, as permitted by additional implementation guidance regarding the previously issued SFAS No. 115, the entire held to maturity portfolio was transferred to available for sale.

     At December 31, 1996 the total reduction in the carrying value of investment securities available for sale was $475,000, along with a reduction to stockholders' equity of $276,000 and a $199,000 increase in deferred tax assets. At December 31, 1996, the amortized cost of available for sale securities totalled $53,044,000, consisting of $9,145,000 variable rate (COFI)
U. S. Government Agency Bonds, $17,963,000 fixed rate short term (less than 5 years) U.S. Treasury and U.S. Government Agency Securities, $19,273,000 in variable rate (Prime rate and 1 year CMT) U. S. Government Agency Bonds, $4,667,000 in fixed rate municipal bonds, $1,506,000 fixed rate long term (greater than 5 years) U.S. Government Agency Bonds and $490,000 in Federal Home Loan Bank (FHLB) stock. As detailed above, holding in both fixed rate short term U.S. agency bonds and variable rate U.S. agency bonds tied to prime and the 1-year CMT index were significantly increased. It also reduced holdings in U.S. Government Agency bonds tied to the lagging COFI index and long term fixed rate municipal bonds.

     At December 31, 1995, the total reduction in the carrying value of investment securities available for sale was $111,000, along with a reduction to stockholders' equity of $65,000 and a $46,000 increase in deferred tax assets. At December 31, 1995, amortized cost of available for sale securities totalled $29,891,000 consisting of $10,361,000 variable rate (COFI) U.S. Government Agency Bonds and $3,999,000 short term fixed rate U.S. Government Agency Bonds, $8,452,000 in variable rate (Prime rate and 1 year CMT) U.S. Government Agency Bonds, $6,961,000 in fixed rate Municipal Bonds and $118,000 in Federal Home Loan Bank (FHLB) stock.

     At December 31, 1996 and 1995, the Company did not have any investment securities designated as held to maturity or considered to be held for trading under the provisions of SFAS No. 115.

     In 1996, $6,719,000 available for sale securities were sold for liquidity purposes, to reduce interest rate risk or in response to changes in interest rates. The Bank also had pay downs on its U.S. Agency bonds (mortgage backed securities) of $2,790,000. The above-mentioned transactions resulted in a pretax profit of $83,000. In addition, $1,626,000 in municipal and U. S. Agency bonds either matured or were called.

     During 1996, the Bank entered into an interest-rate swap agreement with the Federal Home Loan Bank (FHLB). Interest-rate swap agreements involve not only the risk of dealing with counter parties and their ability to meet the terms of the contracts but also the interest-rate risk associated with unmatched positions. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller. The notional principal amount of the interest-rate swap outstanding was $10,000,000 at December 31, 1996 and has an original term of five years. Under the agreement, the Bank receives a floating-rate interest payment based on the three-month treasury bill in exchange for payment of a floating-rate interest payment based on the 11th District Cost of Funds Index (COFI) plus .65%. The effect of this agreement was to shorten the lag time in interest rate fluctuations from the COFI index to the treasury bill to enable the Bank to better match the timing of the repricing of certain liabilities. The net interest expense recognized in 1996 was approximately $19,000.

     At December 31,1996, the Company did not have any investment securities issued by a single issuer, which the aggregate book value of such securities exceeded ten percent of stockholders' equity other than those issued by the U.S. Government and U. S. Government agencies and corporations.

     The following table shows the carrying amounts and approximate market values of investment securities available for sale at December 31, 1996 and 1995:

                                            1996                        1995
                                 -----------------------------------------------------
                                  Amortized     Carrying     Amortized     Carrying
                                  Cost          Amount       Cost          Amount
                                               (approx.                   (approx.
                                                Fair Value)                Fair Value)
                                 -----------------------------------------------------
                                                  (Dollars in thousands)
U.S. Treasury Securities and
  Securities of other U.S.
  Government Agencies
  and Corporations                 $47,887        $47,395     $22,812       $22,591
Obligations of States of the
  U.S. and Political Subdivisions    4,667          4,684       6,961         7,071
Other Securities                       490            490         118           118
                                 -----------------------------------------------------
Total                              $53,044        $52,569     $29,891       $29,780
                                 =====================================================
-------------------------------------------

     At December 31, 1996 and 1995, investment securities having carrying amounts of approximately $10,171,000 and $5,170,000, respectively, were pledged to secure public deposits and short-term borrowings and for other purposes required or permitted by law.

     The following table sets forth the maturity distribution and weighted average yield of available for sale securities (other than FHLB stock with a carrying value of approximately $490,000), categorized by type of security, including securities issued by U.S. Government agencies, states and political subdivisions as of December 31, 1996:

                                                          Available for Sale
---------------------------------------------------------------------------------------
                                                        Market          Weighted
December 31, 1996                                        Value        Average Yield<F1>
---------------------------------------------------------------------------------------
                                                        (Dollars in thousands)
U.S. Treasury Securities and
Securities of Government Agencies and Corporations

Due within one year                                     $ 6,016           6.00%
Due after one year but within five years                 12,273           6.40
Due after five years but within ten years                 1,336           7.41
Due after ten years                                      27,770           6.64
                                                        -------           ----
                                                        $47,395           6.52%
                                                        =======           ====
Obligations of States of the
   U.S. and Political Subdivisions(F1)
Due within one year                                     $    60           6.60%
Due after one year but within five years                    867           5.35
Due after five years but within ten years                 2,569           5.05
Due after ten years                                       1,188           5.47
                                                        -------           ----
                                                        $ 4,684           5.24%
                                                        -------           ----
                                                        $52,079           6.41%
                                                        =======           ====
------------------------------

<F1>     The yields shown above for Obligations of States of the U.S. and
Political Subdivisions are not shown on a tax equivalent basis.


DEPOSITS

     Deposits are the primary source of funds. The Bank presently prices its deposit rates to be slightly higher than those offered by the major banks in its market area but competitive with those rates offered by other independent financial institutions with offices in the Company's service areas, based upon a weekly survey of such rates.

     The deposit distribution, in terms of maturity and applicable interest rates, is a primary determinant of the Company's cost of funds and the relative stability of its supply of funds. Deposits are, for the most part, no longer subject to interest rate limitations, and interest rates on such deposits tend to reflect current market rates of interest available to depositors on alternative investments at the time of deposit. At December 31, 1996, the aggregate amount of time, savings and interest-bearing demand deposits was 84% of total deposits. As of December 31, 1996, the Company did not have any foreign deposits, nor, except as noted below, did it have any material concentrations of deposits in any one industry or business. However, the Bank's escrow deposits from a local title company, which are demand deposits, are volatile and occasionally exceeded 5% of total deposits. Such escrow deposits averaged $2,876,000 and $2,280,000 in 1996 and 1995, respectively, and accounted for about 12% and 11% of average demand deposits and 2% of average total deposits during 1996 and 1995. The loss of these escrow deposits would likely require the Bank to replace some or all of such funds with more costly interest-bearing deposits which would likely increase the Company's cost of funds and decrease earnings. At year end 1996, the Bank has had an ongoing deposit relationship with the title company for almost seven years. The Bank does not experience substantial seasonal fluctuations in deposit levels.

     The average rate paid on total deposits for 1996, 1995 and 1994, was 3.32%, 3.58% and 2.72%, respectively.

     The following table, sets forth by time remaining to maturity, domestic time deposits in amounts of $100,000 or more at December 31, 1996:

                                                 (Dollars
          Remaining Maturity:                     in thousands)
          ---------------------------            --------------
          Three Months or Less                      $ 12,313
          Over Three Months through Six Months         3,023
          Over Six Months through Twelve Months        4,466
          Over One Year                                1,079
                                                    --------
               Total                                $ 20,881
                                                    ========
-------------------------

LIQUIDITY AND INTEREST RATE SENSITIVITY

     Management regularly reviews general economic and financial conditions, both external and internal, and determines its position with respect to liquidity and interest rate sensitivity.

     Liquidity is defined as the ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs of its customers without affecting net income. Both assets and liabilities contribute to the liquidity ratio. Assets such as unpledged investment securities, cash and due from banks, time deposits in other banks, Federal Funds sold, loan sales, and loan repayments contribute to liquidity. Cash flows generated are mainly used to fund loans, while investment securities are both a use and a source of funds.

     Of equal significance are the diverse sources comprising the funding base. These include demand deposits, interest-bearing transaction accounts, savings and time deposits, Federal Funds purchased and security repurchase agreements, and borrowings from the Federal Home Loan Bank (FHLB). Additionally, equity and debt provide sources of funds. Capital markets can be utilized by management as a potential funding source.

     Liquidity is measured by various ratios, the most common being the liquidity ratio of cash, time deposits in other banks, Federal Funds sold, and investment securities as compared to total assets. At December 31, 1994 this ratio was 24%. In 1995 and 1996, as loan growth was nominal and securities increased, this ratio increased to 26% and 36%, respectively. Another relevant measure of liquidity is the ratio of total loans to total deposits. This ratio also changed in 1995 and 1996, due to the slow loan growth, dropping from 79% at year end 1994 to 78% and 67% at December 31, 1995 and 1996, respectively. This large drop in the loan to deposit ratio in 1996 was also a function of the Concord branch purchase which added about $15.0 million in deposits and only $.14 million in loans at year end 1996. As of December 31, 1996, the Company through the Bank could borrow up to $8,500,000 from its correspondent banks under informal arrangements should its liquidity needs so mandate. The Bank has made arrangements with the Federal Reserve to borrow funds at the discount window. In addition, the Bank is a member of FHLB where it can borrow approximately $4,500,000. Outstanding borrowings from the FHLB were $2,650,000 at December 31, 1996.

     In the area of interest rate sensitivity management focuses on reducing the impact movements in interest rates would have on interest income and the economic value of the Company. The Company believes that keeping overall risks at a low level achieves optimal performance. The objective is to control risks and produce consistent, high quality earnings independent of fluctuating interest rates. The Board of Directors and the Board Asset / Liability Committee ("ALCO") oversees the establishment of appropriate internal controls which are designed to ensure that implementation of the Asset / Liability strategies remain consistent with Asset / Liability Management Policy objectives. The ALCO consists of all Senior Management and is charged with implementing these strategies.

     A major tool used by this Committee and the Board ALCO is the ALX Asset / Liability computer model. This model, which is run quarterly, measures a number of risks, including liquidity risk, capital adequacy risk, interest rate risk and market risk. The model analyzes the mix and repricing characteristics of interest rate sensitive assets and liabilities using multipliers (the degree interest rates change when federal funds change) and lags (the time it takes rates to change after federal funds rate change). The model simulates the effects of net interest income and market risk when federal funds change. The ALCO committee then uses this information, in conjunction with, current and projected economic conditions and the outlook for interest rates to set loan strategies, investment strategies and funding strategies, which include loan and deposit pricing, volume and mix of each asset and liability category and proposed changes to the maturity distribution of assets and liabilities. The Asset / Liability policy states that the Bank will monitor and limit interest rate risk as follows:

     For a 1% change in the federal funds rate, net interest income (NII) should not change by more than 5% and for a 2% change in the federal funds rate, NII should not change by more that 10%. The policy further states that the Bank will monitor and limit market risk (in a market where interest rates have risen 3%) to 25% of equity capital while maintaining "well capitalized" leverage and risk based capital ratios.

     At December 31, 1996, the "ALX" model showed the Bank was moderately liability sensitive with a NII exposure of $85,000 or 1.1% for a 1% increase in the federal funds rate and a $481,000 or 6.3% exposure in NII for 2% increase. Both of these figures are within policy.

     At December 31, 1996 market risk, as measured by the model, for a 3% increase in market rates, was 17.6 % of equity capital, well within policy, and the market risk adjusted leverage and risk based capital ratios were 5.6% and 11.5%, respectively, also well within policy.

     When the Bank is liability sensitive, as it was at December 31, 1996, management will discontinue or limit the use of longer lagging indexes such as the 11th District Cost of Funds (COFI) for loan pricing and switch to more market sensitive indexes. In the security portfolio, the Bank will switch from fixed rate investments, as well as investment tied to lagging indexes, to short term securities and/or to securities tied to more market sensitive indexes. The Bank will also use interest rate swaps, when appropriate, to reposition the Bank's interest rate risk.

     The following table shows the interest sensitive assets and liabilities gap, which is the measure of interest sensitive assets over interest bearing liabilities, for each individual repricing period on a cumulative basis:

INTEREST RATE SENSITIVITY GAP

                                                         1996
                            ----------------------------------------------------------------
                                                       After
                                                       Three     After
                                            Next Day   Months     One
Assets and Liabilities                      Through     But     Through     After
Which Mature or Reprice:                     Three     Within     Five       Five
                            Immediately<F1>  Months   One Year   Years      Years     Total
                            ----------------------------------------------------------------
                                                  Dollars in Thousands
                            ----------------------------------------------------------------
Federal Funds Sold            $ 6,115       $     --  $     --  $     --  $     --  $  6,115
Investment Securities              --         28,477     6,081    12,766     5,245    52,569
Total Loans                    21,648         40,358    35,878     8,219     7,522   113,625
Total Interest
 Earning Assets                27,763         68,835    41,959    20,985    12,767   172,309
                              =======       ========  ========  ========  ========  ========
Cumulative Interest
 Earning Assets                27,763         96,598   138,557   159,542   172,309   172,309
Interest Bearing
 Transaction Accounts          21,467             --        --        --        --    21,467
Savings Accounts               61,298             --        --        --        --    61,298
Time Deposits                       0         26,813    28,899     4,974        10    60,696
Repurchase Agreements              --            992         0        --        --       992
Other Borrowed Funds                                                         2,650     2,650
Subordinated Debentures            --             --     3,690        --        --     3,690
Total Interest
 Bearing Liabilities           82,765         27,805    32,589     4,974     2,660   150,793
                              =======       ========  ========  ========  ========  ========
Cumulative Interest
 Bearing Liabilities           82,765        110,570   143,159   148,133   150,793   150,793

Interest Rate
 Sensitivity Gap              (55,002)        41,030     9,370    16,011    10,107    21,516
Cumulative Interest
 Rate Sensitivity Gap         (55,002)       (13,972)   (4,602)   11,409    21,516    21,516
Interest Rate
 Sensitivity Gap Ratio <F2>        34%           248%      129%      422%      100%      114%
Cumulative Interest Rate
 Sensitivity Gap Ratio <F3>        34%            87%       97%      108%      114%      114%
-----------------------------------------

<F1>   Includes $9,931,000 in regular savings accounts which are subject to interest rate changes.
<F2>   The interest rate sensitivity Gap Ratio for each time period presented is calculated by dividing the respective total interest earning assets by total interest bearing liabilities.
<F3>   The cumulative interest rate sensitivity Gap ratio, for each time period presented, is calculated by dividing the respective cumulative interest earning assets by cumulative interest bearing liabilities.


     Both the traditional GAP analysis and the asset liability simulation model showed, in the twelve-month period ending December 31, 1996, the Company and the Bank were moderately liability sensitive. In 1996 average interest rates were lower than they were in 1995. The liability sensitive posture had a positive impact on net interest margins as predicted by the asset liability simulation model. Interest rate sensitivity measured by the gap method does not consider the impact of different multipliers and lags. Neither method of measuring interest rate sensitivity takes into account actions that management could take to modify the effect to net interest income if interest rates were to rise or fall, or the behavior of consumers in response to changes in interest rates.

     At year end 1996, the Company had $138,557,000 in assets and $143,159,000 in liabilities repricing within one year, resulting in a cumulative gap ratio of 97%. Stated differently, 3% of interest-rate sensitive liabilities are unmatched through one year. The Company could experience a decrease in its net interest margin if the general level of interest rates were to rise. At year end 1996, the Company had $21,516,000 more in interest rate sensitive assets than it did in interest rate sensitive liabilities. The principal funding source of these assets is $26,882,000 in noninterest bearing deposits which are by definition not sensitive to interest rate changes since they do not earn interest.

MATURITY DISTRIBUTION AND INTEREST RATE SENSITIVITY OF LOANS

     The following table shows the maturity of commercial loan and real estate construction loans outstanding as of December 31, 1996. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates. Nonperforming loans are included in this table based on nominal maturities, even though the Company may be unable to collect such loans or compel repricing of such loans at the maturity date. Included in the totals are unearned income on such loans, such as deferred loan fees.

                                                           Maturing
                                         -----------------------------------------------
                                                    After One
                                         Within     through      After
                                         One Year   Five Years   Five Years   Total
                                         -----------------------------------------------
                                                     (Dollars in Thousands)
Commercial,                              $ 3,172    $ 4,181      $ 1,573      $ 8,926
Real Estate - Construction                 4,904      1,375          129        6,408
                                         -------    -------      -------      -------
                                         $ 8,076    $ 5,556      $ 1,702      $15,334
                                         =======    =======      =======      =======
Loans maturing after one year with:
Fixed interest rates                                $ 1,829      $   264
Variable interest rates                               3,727        1,438
                                                    -------      -------
                                                    $ 5,556      $ 1,702
                                                    =======      =======
---------------------------------------------------------


CAPITAL RESOURCES

     Capital planning by the Company and the Bank considers current capital needs as well as anticipated future growth and dividend payouts. A determination of whether a Bank is "well capitalized," "adequately capitalized" or "under capitalized" is used by Bank regulators to determine which aspects of federal regulations are applicable to the Bank. For example, FDIC premium rates are now based upon capital levels as well as the Bank's safety and soundness rating.

     The Company raised capital of $321,000 and $114,000 in 1996 and 1995, respectively, through an issuance of common stock pursuant to the exercise of employee stock options and the conversion of debentures.

     The Company and the Bank are subject to minimum capital guidelines issued by the Federal Reserve and the FDIC, respectively, which require a minimum leverage ratio of Tier 1 capital to quarterly average total assets less goodwill of 3% to 5% (the "leverage ratio"). The Company and the Bank are also required to meet a minimum risk based capital ratio of qualifying total capital to risk weighted assets of 8%, of which at least 4% must be in the form of core (Tier 1) capital-common stock less goodwill. The unrealized loss in Available for Sale Securities is excluded when calculating capital ratios. For the Company and the Bank, supplementary (Tier 2) capital consists only of the allowance for loan losses and the debentures (Company) and subordinated notes (Bank). As of December 31, 1996, the Company's and the Bank's leverage ratio were 7.04% and 6.81%. Despite the higher capital, the nearly 20% growth in assets and the addition of $540,000 in goodwill, remaining from the purchase of the Concord Branch in 1996, reduced the leverage ratio from 7.75% at December 31, 1995. The Company's and the Bank's total risk-based capital ratio also declined from 13.71% at December 31, 1995 to 13.55% for the Company and 13.22% for the Bank at December 31, 1996.

     The Company and the Bank must also maintain a 4% ratio of Tier 1 capital to risk weighted assets. As of December 31, 1996, this ratio was 9.92% and 9.60%, respectively, compared to 9.65% in the prior year, both well above the minimum. In October 1992, the FDIC adopted the final rules for implementing the risk-related premium system, where a Bank's safety and soundness rating by a Bank supervisory body and the Bank's capitalization determines which of nine risk classifications is appropriate for an institution. Although the Bank meets all the minimum requirements of each capital ratio, these standards are now the minimum ratios to be considered "adequately capitalized."

     The following tables present the capital ratios for the Company and the Bank and respective regulatory capital adequacy requirements, at December 31, 1996:

Company:                                                   For Capital
                                        Actual           Adequacy Purposes
                               ---------------------   --------------------
                                                        Minimum     Minimum
                                  Amount      Ratio      Amount      Ratio
As of December 31, 1996:
 Total capital
  (to risk weighted assets)    $17,895,000    13.55%   $10,564,000    8.0%
 Tier I capital
  (to risk weighted assets)    $13,104,000     9.92%   $ 5,282,000    4.0%
 Tier I capital
  (to average assets)          $13,104,000     7.04%   $ 7,444,000    4.0%
------------------------------------------

Bank:
                                                                                   To Be
                                                                           Categorized as Well
                                                                            Capitalized Under
                                  For Capital                               Prompt Corrective
                                     Actual             Adequacy Purposes   Action Provisions
                              ---------------------    ------------------- -------------------
                                                        Minimum    Minimum  Minimum    Minimum
                                Amount       Ratio       Amount     Ratio    Amount     Ratio
As of December 31, 1996:
Total capital
 (to risk weighted assets)    $17,416,000    13.22%    $10,540,000   8.0% $13,174,000   10.0%
Tier I capital
 (to risk weighted assets)    $12,647,000     9.60%    $ 5,270,000   4.0%  $7,905,000    6.0%
Tier I capital
 (to average assets)          $12,647,000     6.81%    $ 7,407,000   4.0%  $9,286,000    5.0%
---------------------------------------


SELECTED FINANCIAL RATIOS

     The following table sets forth certain financial ratios for the periods indicated (averages are computed using daily figures):

                                                      Year Ended December 31,
                                                    --------------------------
                                                      1996           1995
                                                    --------------------------
Net earnings to:
     Average interest earning assets                   1.03  %         .99  %
     Average total assets                               .92            .89
     Average stockholders' equity                     12.25          12.31
Cash dividend payment to:
     Net earnings                                     36.00          34.20
     Average stockholders' equity                      4.40           4.20
Tier 1 capital to:
     Quarterly average total assets (less goodwill)    7.04           7.80
Average earning assets to:
     Average total assets                             89.60          89.40
     Average total deposits                          101.60         100.00
Percent of total deposits:
     Net loans                                        65.70          78.80
     Noninterest-bearing deposits                     15.80          15.40
     Interest-bearing deposits                        84.20          84.60
Total interest expense to:
     Total gross interest income                      41.70          44.50
Total risk-based capital to:
     Risk-based assets                                13.55          13.71
Tier 1 capital to:
     Risk based assets                                 9.92           9.65
Average stockholders' equity to:
     Average total assets                              7.53           7.22
------------------------------------------------


SHORT-TERM BORROWINGS

     The Company had no short term borrowings at December 31, 1996.

IMPACT OF INFLATION

     Impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because a financial institution's assets and liabilities consist largely of monetary items. The relatively low proportion of the Company's net fixed assets (less than 4% at December 31, 1996) reduces both the potential of inflated earnings resulting from understated depreciation and the potential understatement of absolute asset values.


******************************************************************************


ITEM 7 - FINANCIAL STATEMENTS

     The Financial Statements Required by this Item are set forth following
Item 13 hereof, and are incorporated herein by reference.


******************************************************************************


ITEM 8 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.


******************************************************************************


PART III

ITEM 9 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 1997 Annual Meeting of Stockholders of the Company (the "Proxy Statement") to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership table nor the footnotes thereto or the subsection entitled "Committees of the Board of Directors").


******************************************************************************


ITEM  10 - EXECUTIVE COMPENSATION

     The information required by this item is incorporated by reference from the section of the Proxy Statement entitled "Executive Compensation."


******************************************************************************


ITEM  11 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The information required by this item is incorporated by reference from sections of the Proxy Statement, entitled "Principal Stockholders" and "Election of Directors," as to share information in the table of beneficial ownership and footnotes thereto.


******************************************************************************


ITEM  12 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The information required by this item is incorporated by reference from the section of the Proxy Statement, entitled "Certain Relationships and Related Transactions."


******************************************************************************


ITEM  13 - EXHIBITS AND REPORTS ON FORM 8-K

     A)   Exhibits

          See Index to Exhibits at page 45 of this Annual Report on Form 10-KSB, which is incorporated herein by reference.

     B)     Reports on Form 8-K

          No reports on Form 8-K were filed by the Company during the last quarter of 1996.

     C) The following is a list of all exhibits filed as part of the Annual Report on Form 10-KSB.

                                                               Sequentially
                                                                   Numbered
Exhibit          Exhibit                                               Page
No.

2.1       Plan of Reorganization and Merger Agreement,
          dated  February 22, 1996 is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

3.1       Certificate of Incorporation of Registrant, dated
          October 5, 1995 is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

3.2        By-laws of Registrant is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

4.1 Indenture, dated as of April 16, 1993, between Continental Pacific Bank and U.S. Trust Company of California,
          N.A. is incorporated by reference from the Company's
          1995 Annual Report on Form 10-KSB filed on March 29, 1996.     *

4.2 First Supplemental Indenture, dated as of October 20, 1995, Amending Indenture dated as of April 16, 1993, between
          Continental Pacific Bank and U.S. Trust Company
          of California, N.A. is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

4.3 Second Supplemental Indenture, dated as of February 29, 1996, Amending Indenture dated as of April 16, 1993, between
          Continental Pacific Bank, California Community Bancshares Corporation and U.S. Trust Company of California, N.A. is incorporated by reference from the Company's 1995 Annual
          Report on Form 10-KSB filed on March 29, 1996.                 *

10.1      Deferred Compensation Arrangement, as amended is
          incorporated by reference from the Company's 1995 Annual
          Report on Form 10-KSB filed on March 29, 1996.                 *

10.2      Amended and Restated Employment Agreement between
          Walter O. Sunderman and Continental Pacific Bank, dated
          August 1, 1993 is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.3      Amended and Restated Employment Agreement between
          Andrew S. Popovich and Continental Pacific Bank, dated
          August 1, 1993 is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.4      Amended and Restated Agreement Employment Agreement
          between Ronald A. Alfstad and Continental Pacific Bank,
          dated August 1, 1994 is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.5      Employment Agreement between Larry Q. Fletcher and
          Continental Pacific Bank, dated August 1, 1993 is
          incorporated by reference from the Company's 1995
          Annual Report on Form 10-KSB filed on March 29, 1996.          *

10.6      Continental Pacific Bank Supplemental Retirement Plan,
          effective August 1, 1993 is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.7      1990 Amended Stock Option Plan is incorporated by reference from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.8      1993 Stock Option Plan is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.9      Lease Agreement, dated July 15, 1993, between
          Conpac Development Corporation and Continental Pacific
          Bank for the Administrative Offices is incorporated by
          reference from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.10     Lease Agreement and Addendum, dated May 31, 1983,
          between Ibrahim Dib and Continental Pacific Bank for the Vacaville Branch is incorporated by reference from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.11     Lease Agreement and Amendment, dated August 11, 1983,
          between Leon Schiller, Joseph Friend, Ida Friend, Beulah Schiller and Bruch J. Friend and Continental Pacific Bank
          for the Fairfield Branch is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.12 Modification of Lease Agreement, dated December 31, 1987, between Dante A. Madnani, Ernest N. Kettenhofen and Maxine
          M. Campbell and Continental Pacific Bank for the Vallejo
          Branch is incorporated by reference from the Company's 1995
          Annual Report on Form 10-KSB filed on March 29, 1996.          *

10.13     Lease Agreement, dated May 3, 1988, between Albert Morgan
          Family Trust and Continental Pacific Bank for the Benicia
          Branch is incorporated by reference
          from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.14 Ground Lease Agreement and Amendment, dated April 4, 1993, between Jepson Parkway Associates L.P. and Continental
          Pacific Bank for the Power Plaza Branch is incorporated
          by reference from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.15     Lease Agreement and First Amendment to Lease, dated January
          15, 1993, between BTV Crown Equities, Inc. and Continental Pacific Bank for the Oliver Road Branch is incorporated by reference from the Company's 1995 Annual Report on
          Form 10-KSB filed on March 29, 1996.                           *


10.16 Lease Agreement, dated July 8, 1991, between Vallejo C & R Associates and Continental Pacific Bank for the Park Place Branch is incorporated by reference from the Company's 1995 Annual Report on Form
          10-KSB filed on March 29, 1996.                                *

10.17     Purchase and Assumption Agreement between Tracy
          Federal Bank, F.S.B., and Continental Pacific Bank,
          dated as of May 14, 1996 is incorporated by reference
          from the Company's Current Report on Form
          8-K filed on May 24, 1996.                                     *

10.18     Terms and Conditions of Authorization for Automatic
          Dividend Reinvestment and Common Stock Purchase
          Plan for Shareholders of California Community
          Bancshares Corporation is incorporated by reference
          from the Company's Current Report on Form
          8-K filed on July 15, 1996.                                    *

10.19     Form of Automatic Dividend Reinvestment and
          Common Stock Purchase Plan Agency Agreement
          is incorporated by reference from the Company's
          Current Report on Form 8-K filed on July 15, 1996.             *

10.20     Amendment to Purchase and Assumption Agreement
          between Tracy Federal Bank, F.S.B., and Continental
          Pacific Bank, dated as of October 8, 1996
          is incorporated by reference from the Company's
          Current Report on Form 8-K filed on May 24, 1996.              *

10.21     Lease Agreement, dated August 22, 1996, between
          Salvio Pacheco Square Investors / IRM
          Corporation and Continental Pacific Bank for the
          Concord Branch                                            ---0082---

21.1 The Company's only subsidiary is Continental Pacific Bank, a California banking Corporation

21.2 The Bank's only subsidiary is Conpac Development Corporation, a real estate development business as authorized under California law.

--------------
*     Asterisk denotes documents which have been incorporated by reference.


*************************************************************************


CALIFORNIA COMMUNITY BANCSHARES CORPORATION AND SUBSIDIARY

Consolidated Financial Statements as of December 31, 1996 and 1995 and for each of the Three Years in the Period Ended
December 31, 1996 and Independent Auditors' Report


*************************************************************************


[LOGO]

Deloitte & Touche LLP
Suite 2000
400 Capitol Mall
Sacramento, CA 95814-4424
Telephone: (916) 498-7100
Facisimile: (916) 444-7963

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
California Community Bancshares Corporation
Vacaville, California

We have audited the accompanying consolidated balance sheets of California Community Bancshares Corporation and subsidiary (Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/S/ DELOITTE & TOUCHE LLP
--------------------------
February 21, 1996
Sacramento, California

DELOITTE TOUCHE TOHMATSU INTERNATIONAL


************************************************************


CALIFORNIA COMMUNITY BANCSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995
-------------------------------------------------------------

ASSETS                                1996           1995
Cash and due from banks          $ 10,825,000   $ 9,346,000
Federal funds sold                  6,115,000      1,915,000
                                 ------------   ------------
Total cash and cash equivalents    16,940,000     11,261,000

Available for sale securities,
  at fair value                    52,569,000     29,780,000

Loans receivable                  113,625,000    111,124,000
Less:  Allowance for loan losses    1,101,000      1,158,000
       Deferred loan fees             599,000        732,000
                                 ------------   ------------
    Net loans receivable          111,925,000    109,234,000

Premises and equipment,
 net of accumulated depreciation    2,284,000      2,137,000
Investment in
 real estate development            4,483,000      4,607,000
Other real estate owned               150,000        182,000
Goodwill                              540,000
Accrued interest receivable
 and other assets                   2,938,000      2,882,000
                                 ------------   ------------
TOTAL ASSETS                     $191,829,000   $160,083,000
                                 ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
Deposits:
    Noninterest-bearing          $ 26,882,000   $ 21,900,000
    Interest-bearing              143,461,000    120,334,000
                                 ------------   ------------
    Total deposits                170,343,000    142,234,000

Repurchase agreements                 992,000        665,000
Accrued interest payable
 and other liabilities                785,000        897,000
Other borrowed funds                2,650,000
Convertible
 subordinated debentures            3,690,000      4,025,000
                                 ------------   ------------
Total liabilities                 178,460,000    147,821,000

SHAREHOLDERS' EQUITY:
  Preferred stock, no par value,
    Series A, authorized 1,000,000
    shares; none outstanding
  Common stock, $.10 par value;
    authorized 2,000,000 shares;
    outstanding, 994,519 and
    966,153 in 1996 and 1995       11,135,000     10,814,000
  Retained earnings                 2,510,000      1,513,000
  Unrealized loss on available
    for sale securities
    (net of tax effect)              (276,000)      (65,000)
                                 ------------   ------------
Total shareholders' equity         13,369,000     12,262,000
                                 ------------   ------------
TOTAL LIABILITIES
  AND SHAREHOLDERS' EQUITY       $191,829,000   $160,083,000
                                 ============   ============


See notes to consolidated financial statements


*************************************************************************


CALIFORNIA COMMUNITY BANCSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
----------------------------------------------------------

                                       1996         1995         1994
INTEREST INCOME:
 Loans and loan fees               $10,704,000  $10,370,000  $ 9,500,000
 Securities:
  Taxable                            1,869,000    1,126,000      691,000
  Exempt from federal taxes            346,000      698,000      708,000
 Federal funds and
  repurchase agreements sold           183,000      116,000       54,000
                                   -----------  -----------  -----------
 Total interest income              13,102,000   12,310,000   10,953,000

INTEREST EXPENSE:
 Deposits                            4,957,000    5,063,000    3,711,000
 Federal funds and
  repurchase agreements purchased       54,000       72,000       57,000
 Convertible subordinated debentures   308,000      346,000      328,000
 Other borrowed funds                  146,000
                                   -----------  -----------  -----------
 Total interest expense              5,465,000    5,481,000    4,096,000
                                   -----------  -----------  -----------
NET INTEREST INCOME                  7,637,000    6,829,000    6,857,000

PROVISION FOR LOAN LOSSES              411,000      324,000      256,000
                                   -----------  -----------  -----------
NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                  7,226,000    6,505,000    6,601,000
                                   -----------  -----------  -----------
NONINTEREST INCOME:
 Service charges on deposit accounts   843,000      819,000      793,000
 Net gain on sale of
  available for sale securities         83,000      481,000        9,000
 Other fees and charges                564,000      397,000      375,000
 Income from real estate development   542,000      481,000      485,000
                                   -----------  -----------  -----------
 Total noninterest income            2,032,000    2,178,000    1,662,000
                                   -----------  -----------  -----------
NONINTEREST EXPENSES:
 Salaries and employee benefits      3,342,000    3,137,000    3,148,000
 Occupancy                           1,366,000    1,374,000    1,333,000
 Business development                  176,000      137,000      101,000
 Data processing                       118,000      106,000      110,000
 Expenses from
  real estate development              300,000      268,000      262,000
 Other                               1,479,000    1,608,000    1,524,000
                                   -----------  -----------  -----------
 Total noninterest expenses          6,781,000    6,630,000    6,478,000
                                   -----------  -----------  -----------
INCOME BEFORE PROVISION
 FOR INCOME TAXES                    2,477,000    2,053,000    1,785,000

PROVISION FOR INCOME TAXES             918,000      648,000      564,000
                                   -----------  -----------  -----------
NET INCOME                         $ 1,559,000  $ 1,405,000  $ 1,221,000
                                   ===========  ===========  ===========

INCOME PER COMMON
  AND EQUIVALENT SHARE:
 Primary                                 $1.53        $1.41        $1.24
                                   ===========  ===========  ===========
 Fully diluted                           $1.31        $1.22        $1.09
                                   ===========  ===========  ===========
 Weighted average shares used
  to compute income
  per common and equivalent shares:
  Primary                            1,020,814      999,704      983,107
  Fully diluted                      1,323,068    1,315,390    1,298,793

See notes to consolidated financial statements.


*************************************************************************


CALIFORNIA COMMUNITY BANCSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
----------------------------------------------------------

                                                                   Unrealized
                                   Common Stock                    Loss on
                            ------------------------               Securities
                                 Number                            Available
                              of Shares                 Retained   for Sale     Shareholders'
                            Outstanding       Amount    Earnings  (Net of Taxes)    Equity
Balance at January 1, 1994      950,964  $10,659,000  $( 156,000) $ (85,000)     $10,418,000

Stock options exercised           4,503       41,000                                  41,000
Cash dividend on common stock                           (477,000)                   (477,000)
Net change in unrealized
    gain (loss) on available
    for sale securities                                            (477,000)        (477,000)
Net income                                             1,221,000                   1,221,000
                                -------  -----------  ----------  ----------     -----------
Balance at December 31, 1994    955,467   10,700,000     588,000   (562,000)      10,726,000

Stock options exercised          10,686      114,000                                 114,000
Cash dividend on common stock                           (480,000)                   (480,000)
Net change in unrealized
    gain (loss) on available
    for sale securities                                             497,000          497,000
Net income                                             1,405,000                   1,405,000
                                -------  -----------  ----------  ----------     -----------
Balance at December 31, 1995    966,153   10,814,000   1,513,000    (65,000)      12,262,000

Stock options exercised           2,094       14,000                                  14,000
Common stock issued on
    conversion of debentures     26,272      307,000                                 307,000
Cash dividend on common stock                           (562,000)                   (562,000)
Net change in unrealized
    gain (loss) on available
    for sale securities                                 (211,000)                   (211,000)
Net income                                             1,559,000                   1,559,000
                                -------  -----------  ----------  ----------     -----------
Balance at December 31, 1996    994,519  $11,135,000  $2,510,000  $(276,000)     $13,369,000
                                =======  ===========  ==========  ==========     ===========

See notes to consolidated financial statements.


*************************************************************************


CALIFORNIA COMMUNITY BANCSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
----------------------------------------------------------

                                            1996        1995          1994
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                               $1,559,000    $1,405,000   $1,221,000
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
    Depreciation and amortization            523,000       516,000      548,000
    Provision for loan losses                411,000       324,000      256,000
    Proceeds from sales of loans                                      1,438,000
    Originations of loans held for sale                              (1,181,000)
    Provision for deferred income taxes      132,000      (268,000)     193,000
    Net gain on sale of
     available for sale securities           (83,000)     (481,000)      (9,000)
    Loss (gain) on sale of
     other real estate owned                  17,000        (8,000)      (1,000)
    Loss on sale of premises
     and equipment                                                       (8,000)
    Effect of changes in:
     Interest receivable
      and other assets                      (541,000)     (294,000)    (413,000)
     Interest payable
      and other liabilities                 (112,000)      390,000       93,000
                                         -----------   -----------   ----------
Net cash provided by
 operating activities                      1,906,000     1,584,000    2,137,000
                                         -----------   -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of
  available for sale securities          (34,275,000)  (23,721,000)  (8,887,000)
 Proceeds from sales of
  available for sale securities            6,635,000    18,468,000    2,401,000
 Proceeds from maturities, calls or
  repayments of available
  for sale securities                      4,416,000     6,558,000    2,483,000
 Purchases of held to
  maturity securities                                   (1,493,000)    (502,000)
 Proceeds from maturities or calls
  of held to maturity securities                         1,735,000      365,000
 Net change in loans receivable           (3,192,000)     (710,000)  (3,815,000)
 Proceeds from sales of
  other real estate owned                    105,000       500,000      153,000
 Purchases of premises and equipment        (592,000)     (194,000)    (607,000)
 Proceeds from sales of
  premises and equipment                      14,000        17,000       12,000
 Change in investment in
  real estate development                    124,000       111,000       48,000
                                         -----------   -----------   ----------
Net cash provided by (used in)
 investing activities                    (26,765,000)    1,271,000   (8,349,000)
                                         -----------   -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net change in deposits:
  Noninterest bearing                      4,982,000       475,000   (2,502,000)
  Interest bearing                        23,127,000     1,032,000   12,108,000
 Net change in repurchase agreements         327,000       (82,000)  (1,822,000)
 Net change in other borrowed funds        2,650,000
 Cash dividends paid                        (562,000)     (480,000)    (477,000)
 Cash proceeds from
  stock options exercised                     14,000       114,000       41,000
                                         -----------   -----------   ----------
Net cash provided by
 financing activities                     30,538,000     1,059,000    7,348,000
                                         -----------   -----------   ----------

INCREASE IN CASH AND CASH EQUIVALENTS      5,679,000     3,914,000    1,136,000

CASH AND CASH EQUIVALENTS:
 Beginning of year                        11,261,000     7,347,000    6,211,000
                                         -----------   -----------   ----------
 End of year                             $16,940,000   $11,261,000   $7,347,000
                                         ===========   ===========   ==========

See notes to consolidated financial statements.(Continued)


*************************************************************************


CALIFORNIA COMMUNITY BANCSHARES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (Concluded)
----------------------------------------------------------

                                                           1996          1995          1994
ADDITIONAL INFORMATION:
 Common stock issued on conversion of debentures
  net of debenture offering costs of $28,000 in 1996   $    307,000
                                                       ============
 Transfer of securities from held to maturity to
  available for sale                                                $12,087,000
                                                                    ===========
 Transfer of foreclosed loans  from loans receivable
  to other real estate owned                           $    100,000  $  341,000    $  157,000
                                                       ============ ===========    ==========
 Cash Payments:
        Income tax payments                            $    738,000  $  896,000    $  557,000
                                                       ============ ===========    ==========
        Interest payments                              $  5,443,000  $5,465,000    $4,046,000
                                                       ============ ===========    ==========

See notes to consolidated financial statements.


*************************************************************************


CALIFORNIA COMMUNITY BANCSHARES CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
----------------------------------------------------------


1.    SIGNIFICANT ACCOUNTING POLICIES

    Nature of Operations - California Community Bancshares Corporation was incorporated in Delaware on October 5, 1995 for the purpose of becoming a bank holding Company registered under the Bank Holding Company Act of 1956. On February 29, 1996, pursuant to a plan of reorganization and agreement of merger, resulting in the Bank becoming the wholly-owned subsidiary of the Company, the Company issued 967,902 shares of its common stock for all of the outstanding common stock of the Bank. The Company's wholly-owned subsidiary, Continental Pacific Bank (Bank) commenced banking operations on November 14, 1983. The merger has been accounted for as a reorganization of entities under common control (similar to a pooling-of-interests). Additionally, during 1996, the Company purchased from a bank approximately $15,500,000 in deposits and certain leasehold improvements and equipment and assumed the building lease of a branch located in Concord, California, for approximately $820,000. The leasehold improvements and equipment were recorded at fair value and the excess of the amounts paid over the fair value was recorded as goodwill. The Company operates eight branches in Solano and Contra Costa Counties in Northern California. The Company's primary source of revenue is through providing loans to customers, who are predominately small and middle market businesses and middle income individuals.

    General - The accounting and reporting policies of the Company conform to generally accepted accounting principles and to prevailing practices within the banking industry.
The Company follows the accrual method of accounting.

    Use of Estimates in the Preparation of Financial
Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The more significant accounting and reporting policies are discussed below.

    Consolidation - The consolidated financial statements include California Community Bancshares Corporation and its wholly-owned subsidiary, Continental Pacific Bank and its wholly-owned subsidiary, Conpac Development Corporation.
All material intercompany accounts and transactions have been eliminated in consolidation.

    Cash and Cash Equivalents - For purposes of the statements of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items in transit and federal funds sold.
Generally, federal funds are sold for one-day periods. Cash equivalents have remaining terms to maturity of three months or less from the date of acquisition.

    Securities Investments - The Company accounts for securities investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The
Company's policy with regard to investments is as follows:

    Available for Sale Securities are carried at fair value. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, as a separate component of shareholders' equity. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

    The Company does not have any investment securities considered to be held to maturity or held for trading under the provisions of SFAS 115.

    Financial Instruments - All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading. Interest rate exchange agreements (swaps) are used by the Company as part of their asset/liability management activities to reduce its exposure to certain lags and fluctuations in interest rates and are accounted for using the accrual method. Net interest income or expense resulting from the differential between exchanging floating interest payments based on different indices is recorded on a current basis.

    Loans Receivable - Loans are reported at the principal amount outstanding adjusted for any specific charge-offs.
Interest on loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

    Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans.

    The accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full and timely collection of interest and principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal (unless the loan is well secured and in the process of collection) and such loans are designated as nonaccrual loans. When a loan is placed on nonaccrual status, all accrued but unpaid interest revenue is reversed by a charge to earnings. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is determined by management to be probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

    Allowance for Loan Losses - The Company accounts for impaired loans in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure. Under these standards, a loan is considered impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the fair value of the collateral, for all collateral dependent loans, or the present value of expected future cash flows discounted at the historical effective interest rate.

    The allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit based on evaluations of the collectibility and prior loss experience of loans and commitments to extend credit. In evaluating the probability of collection, management is required to make estimates and assumptions that affect the reported amounts of loans, allowance for loan losses and the provision for loan losses charged to operations. Actual results could differ significantly from those estimates.
The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

    Premises and Equipment - Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally 5 to 10 years for furniture and fixtures and 3 to 7 years for equipment. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases. Expenditures for major renewals and betterments of premises and equipment are capitalized and those for maintenance and repairs are charged to operations as incurred.

    Investments in Real Estate Development - The investment in real estate development represents the investment in the Pacific Plaza project by the Bank's wholly-owned consolidated subsidiary, Conpac Development Corporation.
The investment in the land and building is carried at cost, net of accumulated depreciation which is computed on the straight-line basis over 31.5 years. (see Note 6).

    Other Real Estate Owned - Real estate properties acquired through, or in lieu of, foreclosure are expected to be sold and are recorded at the date of foreclosure at the lower of the recorded investment in the property or its fair value less estimated selling costs (fair value) establishing a new cost basis through a charge to allowance for loan losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses and gains and losses on their disposition are included in other income and other expenses.

    Goodwill - Goodwill consists of the unamortized excess of the purchase price over the fair value of the assets acquired in the purchase of a branch located in Concord
California. Goodwill is being amortized on a straight-line basis over 15 years.

    Income Taxes - The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 applies an asset and liability method in accounting for deferred income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

    Stock-Based Compensation - The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB)
No. 25, Accounting for Stock Issued to Employees.

    Net Income per Common and Equivalent Share - Primary earnings per common and equivalent share is calculated by dividing net income by the weighted average number of common and common equivalent (stock options) shares outstanding. Fully diluted earnings per common and common equivalent share is determined by adjusting net income for the after tax effect of the interest paid on the convertible debentures and dividing this amount by the weighted average common and common equivalent shares outstanding as adjusted for the conversion of the convertible debentures.

    Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which must be adopted by the Company for transactions occurring after December 31, 1996. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard is based on consistent application of a financial-components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Company has determined that the adoption of this standard will not have a material effect on the Company's financial position or results of operations.

    Reclassifications - Certain amounts in 1995 and 1994 have been reclassified to conform with the 1996 financial statement presentation.

2.    RESTRICTED CASH BALANCES

    Aggregate reserves of $750,000 and $150,000 in the form of deposits with the Federal Reserve Bank were maintained to satisfy Federal Reserve requirements at December 31, 1996 and 1995.

3.    SECURITIES

    At December 31, the amortized cost of securities and their approximate fair value were as follows:

                                                                         Carrying
                                               Gross         Gross        Amount
                                Amortized    Unrealized    Unrealized   (Approximate
                                   Cost        Gains         Losses       Fair Value)
Available for Sale Securities:

December 31, 1996:
Securities of U.S. government
 agencies and corporations      $47,887,000  $ 27,000      $ 519,000    $47,395,000
FHLB stock                          490,000                                 490,000
Obligations of states and
 political Subdivisions           4,667,000    65,000         48,000      4,684,000
                                -----------  --------      ---------    -----------
                                $53,044,000  $ 92,000      $ 567,000    $52,569,000
                                ===========  ========      =========    ===========


                                                                         Carrying
                                               Gross         Gross        Amount
                                Amortized    Unrealized    Unrealized   (Approximate
                                   Cost        Gains         Losses       FairValue)
December 31, 1995:
Securities of U.S. government
 agencies and corporations      $22,812,000  $ 23,000      $ 244,000    $22,591,000
FHLB stock                          118,000                                 118,000
Obligations of states and
 political subdivisions           6,961,000   166,000         56,000      7,071,000
                                -----------  --------      ---------    -----------
                                $29,891,000  $189,000      $ 300,000    $29,780,000
                                ===========  ========      =========    ===========

    Gross realized gains on sales of available for sale securities were approximately $88,000 in 1996 and $499,000 in 1995. Gross realized losses on sales of available for sale securities were approximately $5,000 in 1996 and $18,000 in 1995.

    In November 1995, the FASB issued additional implementation guidance regarding the previously issued SFAS No. 115. In accordance with this guidance and prior to December 31, 1995, companies were allowed a one-time reassessment of their classification of securities and were required to account for any resulting transfers at fair value. Transfers from the held to maturity category that result from this one-time reassessment will not call into question the intent to hold other securities to maturity in the future. The Company transferred approximately $12,087,000 of securities from held to maturity to available for sale to allow the Company greater flexibility in managing its interest rate risk and liquidity. Available for sale securities were adjusted to fair value and stockholders' equity was increased by $274,000 net of income taxes of $198,000.


    Scheduled maturities of available for sale securities
(other than FHLB stock with a carrying value of approximately $490,000) at December 31, 1996, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay with or without penalty.

                                          Available for sale securities
                                          -----------------------------
                                                           Approximate
                                                            Fair Value
                                            Amortized       (Carrying
                                               Cost           Amount)
Due in one year or less                    $ 6,064,000    $  6,076,000
Due after one year through five years       13,192,000      13,140,000
Due after five years through 10 years        3,940,000       3,905,000
Due after 10 years                          29,358,000      28,958,000
                                           -----------    ------------
                                           $52,554,000    $ 52,079,000
                                           ===========    ============

    At December 31, 1996 and 1995, securities having carrying amounts of approximately $10,171,000 and $5,170,000 were pledged to secure public deposits and short-term borrowings and for other purposes required by law or contract.

    Derivative financial instruments - Entering into interest-rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the interest-rate risk associated with unmatched positions. Notional principal amounts are often used to express the volume of these transactions, but the amounts potentially subject to credit risk are much smaller.

    During 1996, the Company entered into an interest rate swap agreement with the Federal Home Loan Bank (FHLB). The notional principal amount of the interest-rate swap outstanding was $10,000,000 at December 31, 1996 and has an original term of five years. Under the agreement the Company receives a floating-rate interest payment based on the three-month treasury bill in exchange for payment of a floating-rate interest payment based on the 11th District
Cost of Funds Index (COFI) plus .65%. The effect of this agreement was to shorten the lag time in interest rate fluctuations from the COFI index to the treasury bill to enable the Company to better match the timing of the repricing of certain liabilities. The net interest expense recognized in 1996 was approximately $19,000.

4.    LOANS RECEIVABLE, IMPAIRED LOANS AND ALLOWANCE FOR
LOAN LOSSES

    The Company's loan customers are located primarily in Solano County and neighboring communities. At December 31, 1996, 72% of the Company's loan portfolio was for real estate, of which 79% was for commercial projects and 21% was for residential properties. Real estate construction loans comprise 6% of the loan portfolio with consumer and other, and commercial loans accounting for the remaining 14% and 8%, respectively. The real estate portfolio consists of approximately 86% variable rate loans and approximately 14% fixed rate loans. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets. The Company's policy for requiring collateral reflects the Company's analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted.
The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

    The major classifications of loans at December 31 are summarized as follows:

                               1996          1995
Commercial                   $  8,926,000    $  9,908,000
Real estate construction        6,408,000       9,553,000
Real estate                    82,246,000      77,398,000
Consumer and other             16,045,000      14,265,000
                             ------------    ------------
                              113,625,000     111,124,000
Less:
 Allowance for loan losses      1,101,000       1,158,000
 Deferred loan fees               599,000         732,000
                             ------------    ------------
Net loans receivable         $111,925,000    $109,234,000
                             ============    ============

    Changes in the allowance for loan losses for the years ended December 31 are summarized below:

                                   1996          1995          1994
Balance at beginning of year    $1,158,000    $1,108,000    $1,090,000
Provision for loan losses          411,000       324,000       256,000
Loans charged off                 (496,000)     (282,000)     (239,000)
Recoveries                          28,000         8,000         1,000
                                ----------    ----------    ----------
    Balance at end of year      $1,101,000    $1,158,000    $1,108,000
                                ==========    ==========    ==========

    At December 31, 1996 and 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 was approximately $2,648,000 and $1,602,000. The total allowance for loan losses related to these loans was $278,000 and $309,000 at December 31, 1996 and 1995. For the years ended December 31, 1996 and 1995, the average recorded investment in loans for which impairment has been recognized was approximately $1,218,000 and $1,641,000. During the portion of the year that the loans were impaired, the Company recognized interest income of approximately $28,000 and $12,000 for cash payments received in 1996 and 1995.

    Included in the impaired loans are nonperforming loans at December 31 as follows:

                                                      1996          1995
Nonaccrual loans                                    $  70,000    $1,049,000
Loans 90 days past due but still accruing interest     67,000        78,000
                                                    ---------    ----------
Total nonaccrual and 90 days past due loans         $ 137,000    $1,127,000
                                                    =========    ==========

    If interest on nonaccrual loans had been accrued, such income would have been approximately $7,000, $203,000, and $19,000, in 1996, 1995 and 1994. At December 31, 1996,
there were no commitments to lend additional funds to borrowers whose loans were classified as nonaccrual or whose loans have been modified.

5.    PREMISES AND EQUIPMENT

    The major classifications of premises and equipment at December 31 are summarized as follows:

                                                        1996            1995
Bank premises                                       $  132,000      $  132,000
Furniture, fixtures and equipment                    2,222,000       1,895,000
Leasehold improvements                               2,752,000       2,530,000
                                                    ----------      ----------
                                                     5,106,000       4,557,000

Less accumulated depreciation and amortization       2,822,000       2,420,000
                                                    ----------      ----------
                                                    $2,284,000      $2,137,000
                                                    ==========      ==========

6.    INVESTMENT IN REAL ESTATE DEVELOPMENT

    In 1984, the Bank formed a wholly-owned subsidiary, Conpac Development Corporation (Conpac), to engage in real estate development activities.

    Conpac's current project consists of one commercial property development, Pacific Plaza, located in Vacaville, California. The Pacific Plaza East portion of the project, consisting of a 32,000 square-foot office building, was completed and commenced operations in 1992. The Pacific Plaza West portion is being considered for development. At December 31, 1996, the Company occupied approximately 17% of the Pacific Plaza East project for use as its corporate offices. All significant intercompany transactions, including rental income for the Company's corporate offices, are eliminated in consolidation and excluded from the schedule of future minimum rentals.

    A summary of certain financial information for Conpac, after consolidation, is as follows:

                       1996        1995                               1996     1995      1994
Investment in
   Pacific Plaza:
 Land               $1,366,000  $1,366,000   Rental income - net    $542,000 $481,000  $485,000
 Building and                                                       -------- --------  --------
  improvements       3,459,000   3,459,000   Operating expenses      185,000  168,000   164,000
 Less accumulated
  depreciation        (426,000)   (311,000)  Depreciation
 Total investment   ----------  ----------    expense                115,000  100,000    98,000
  in Pacific Plaza   4,399,000   4,514,000                          -------- --------  --------
Other                   84,000      93,000   Total expenses          300,000  268,000   262,000
Total investment in ----------  ----------                          -------- --------  --------
 real estate                                 Income from real
 development        $4,483,000  $4,607,000    estate development    $242,000 $213,000  $223,000
                    ==========  ==========                          ======== ========  ========

    The future minimum rental income under long-term noncancelable leases for the Pacific Plaza East project are as follows:

    1997    $    302,000
    1998          49,000
            ------------
    Total   $    351,000
            ============

    No interest costs were capitalized in 1996 or 1995 in connection with the Bank's development activities.

    Certain provisions of the Federal Deposit Insurance
Corporation Improvement Act restrict the Bank's ability to continue to engage in real estate development activities
(see Note 18).

7.    OTHER REAL ESTATE OWNED

    Other real estate owned at December 31, consisted of the following:

                                                                   1996
   1995
Real estate acquired through foreclosure and held for sale    $    219,000   $    343,000
Less - allowance for other real estate owned losses                (69,000)      (161,000)
                                                              ------------   ------------
Other real estate owned - net                                 $    150,000   $    182,000
                                                              ============   ============

    A summary of the activity in the allowance for other real estate owned losses is as follows:

                                   1996        1995
Balance at beginning of year    $ 161,000    $ 148,000
Provision charged to expense                    13,000
Charge-offs                       (92,000)
                                ---------    ---------
Balance at end of year          $  69,000    $ 161,000
                                =========    =========

8.    ACCRUED INTEREST RECEIVABLE AND OTHER ASSETS

    Major classes of accrued interest receivable and other assets at December 31 consist of the following:

                                  1996          1995
Accrued interest receivable    $1,589,000    $1,200,000
Prepaid expenses                  260,000       403,000
Deferred debt issuance costs      290,000       365,000
Deferred tax assets               555,000       535,000
Other                             244,000       379,000
                               ----------    ----------
Balance at end of year         $2,938,000    $2,882,000
                               ==========    ==========

    Other expenses in the consolidated statements of income include amortization of the deferred debt issuance costs of $47,000 in 1996 and $46,000 in 1995 related to the convertible subordinated debentures. Deferred debt issuance costs are being amortized on a straight-line basis over the term of the debentures.

9.    DEPOSITS

    The aggregate amount of time certificates of deposit in denominations of $100,000 or more was $20,881,000 and $18,422,000 at December 31, 1996 and 1995. Interest expense incurred on certificates of deposit of $100,000 or more was approximately $1,049,000, $873,000, and $621,000, for the years ended December 31, 1996, 1995 and 1994.

10.    OTHER BORROWED FUNDS

    Other borrowed funds at December 31, 1996 represent amounts borrowed from the FHLB. Borrowings require monthly interest payments with the principal payable at maturity.
Amounts consist of the following:

Borrowing from the FHLB, matures March 31, 2000, interest at 6.44%    $ 750,000
Borrowing from the FHLB, matures April 30, 2002, interest at 6.92%    1,900,000
                                                                     ----------
Total                                                                $2,650,000

==========

11.    CONVERTIBLE SUBORDINATED DEBENTURES

    During 1993, the Bank sold $4,025,000 of convertible subordinated variable rate debentures due April 30, 2003, with an initial and minimum interest rate of 8%. During
1996, as part of the plan of reorganization and merger of the Company and the Bank, the convertible subordinated debentures were assumed by the Company under the same terms and provisions as previously entered into by the Bank.
Interest is payable, as to the six months beginning on any interest rate payment date, on each April 1 and October 1 based on a variable rate of 1.5% over the average yield on the 10-year U.S. Treasury bond (rounded down to the nearest
1/8%) for the month ending two months prior to the month of the interest payment, subject to a ceiling of 10%. The debentures are convertible, at any time prior to maturity, into shares of the $.10 par value common stock of the Company at a conversion prices of $12.75 per share (subject to adjustment). During 1996, $307,000 (net of $28,000 in debt issuance costs) of the debt was converted to 26,272 shares of common stock at $12.75 per share. The debentures are currently redeemable at the Company's option, in whole or from time to time in part, at rates of 108% and 104% of principal value for the 12-month periods beginning April 1, 1996 and 1997 and at a rate of 100% of principal value thereafter. The payment of principal and interest on the debentures is subordinated in right of payment in full to senior indebtedness of the Company which includes obligations of the Company to its depositors and general creditors.

12.    INCOME TAXES

    The provision for income taxes for the years ended
December 31 are summarized as follows:

                                 1996         1995        1994
Currently payable:
 Federal                      $ 529,000    $ 667,000    $ 158,000
 State                          257,000      249,000      213,000
                              ---------    ---------    ---------
 Total                          786,000      916,000      371,000
                              ---------    ---------    ---------
Deferred:
 Federal                         98,000     (259,000)     223,000
 State                           34,000       (9,000)     (30,000)
                              ---------    ---------    ---------
 Total                          132,000     (268,000)     193,000
                              ---------    ---------    ---------
Provision for income taxes    $ 918,000    $ 648,000    $ 564,000
                              =========    =========    =========

    A reconciliation of the federal statutory tax rate to the effective tax rate on income is as follows:

                                             1996    1995    1994
Federal statutory tax rate                   35.0%   35.0%   35.0%
State income taxes, net of federal benefit    7.7     7.4     7.6
Effect of tax exempt income                  (4.2)  (10.5)  (11.9)
Other                                        (1.4)   (0.3)    0.9
                                             -----   -----   -----
                                             37.1%   31.6%   31.6%
                                             =====   =====   =====

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the Bank's net deferred tax asset (included in other assets) at December 31, were as follows:

                                                      1996         1995
1994
Unrealized loss on available for sale securities    $199,000    $  47,000    $407,000
Provision for loan losses                            349,000      429,000     409,000
Alternative minimum tax credit                                                 79,000
State taxes                                           59,000       41,000      36,000
Depreciation                                          70,000       34,000      13,000
Deferred compensation                                 42,000       24,000       9,000
Mark to market adjustment                           (179,000)     (78,000)   (335,000)
Other                                                 15,000       38,000       9,000
                                                    --------    ---------   ---------
                                                    $555,000    $ 535,000    $627,000
                                                    ========    =========   =========

13.    STOCK BASED COMPENSATION

    During 1996, as part of the plan of reorganization and merger of the Company and the Bank, the two stock option plans of the Bank were assumed by the Company under the same terms and provisions as previously adopted by the Bank. Under the plans, options are exercisable at prices equal to the fair market value at the date of the grant. The Company has reserved 200,000 shares of common stock for the 1993 stock option plan. No additional grants may be made under the 1990 plan, however, options for 55,271 shares remain outstanding. Options become exercisable in approximately one-third increments during each year subsequent to the date of grant. Options held by executives and directors must be fully exercised by the end of the tenth year, while all remaining options must be exercised by the end of the fifth year. A summary of stock options follows:

                                              Weighted
                                               Average
                                 Options    Exercise Price
Outstanding, January 1, 1994     126,608       $ 9.55
 Granted                          19,000        11.49
 Exercised                        (4,503)        9.16
 Expired or cancelled               (738)        8.89
                                 -------
Outstanding, December 31, 1994   140,367        10.17
 Granted                           3,500        14.50
 Exercised                       (10,686)       10.65
 Expired or canceled                (333)       10.45
                                 -------
Outstanding, December 31, 1995   132,848        10.49
 Granted                           4,000        14.81
 Exercised                        (2,094)        6.53
 Expired or canceled                (500)       16.00
                                 -------
Outstanding December 31, 1996    134,254        10.67
                                 =======

    Information about stock options outstanding at December 31, 1996 is summarized as follows:


                                               Weighted                    Weighted
                                               Average                     Average
                                Average        Exercise                    Exercise
    Range of                   Remaining       Price of                    Price of
   Exercises     Options      Contractual       Options        Options     Options
    Prices     Outstanding    Life (Years)    Outstanding    Exercisable  Exercisable
 $8.88-$9.50     29,270           3.25          $ 8.99         29,270        $ 8.99
$10.45-$11.50    95,984           5.67          $10.82         95,984        $10.82
$13.75-$16.00     9,000           7.00          $14.47          4,500        $14.58

    As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. The fair values of the grants and disclosures of pro-forma net income and earnings per share had the Company adopted the fair value method for grants made in 1995 and 1996 are not presented as the differences are not material.

    Dividends subsequent to year-end - On January 21, 1997, the Board of Directors declared a $.15 per share cash dividend payable February 18, 1997 to shareholders of record on February 4, 1997.

14.    PROFIT SHARING PLAN

    The Company has a profit sharing plan (Plan) for the employees of the Company under which annual contributions are at the discretion of the Board of Directors.
Substantially all of the Company's employees are participants in the Plan. The total contribution made to the Plan by the Company in 1996, 1995 and 1994 was approximately $132,000, $117,000, and $113,000.

15.    SALARY CONTINUATION PLAN

    The Company has a Salary Continuation Plan covering certain of its senior officers. Under this plan, the officers or their beneficiaries will receive monthly payments after retirement or if earlier, death. The Company has accrued $41,000, $32,000 and $20,000 as compensation expense in 1996, 1995 and 1994, respectively, under this plan. To protect the Company in the event of death prior to retirement, the Company has secured life insurance on the lives of the covered officers.

16.    COMMITMENTS AND CONTINGENCIES

    Branch facilities and certain equipment are rented under long-term operating leases which provide for future minimum rental payments as follows:

Year Ended December 31            Amount
    1997                       $    557,000
    1998                            517,000
    1999                            490,000
    2000                            467,000
    2001                            476,000
    Thereafter                    2,279,000
                               ------------
                               $  4,786,000
                               ============

    Renewal privileges exist on certain leases. Total rent expense amounted to $536,000, $534,000, and $481,000, for the years ended December 31, 1996, 1995, and 1994.

    The Company is involved in a number of legal actions arising from normal business activities. Management, upon the advice of legal counsel, believes that the ultimate resolution of these actions will not have a material adverse effect on the financial statements.

    The Company was contingently liable under letters of credit issued on behalf of its customers in the amount of $649,000 and $407,000 at December 31, 1996 and 1995. Commercial and consumer lines of credit, and real estate loans of approximately $14,370,000 and $15,044,000 were undisbursed at December 31, 1996 and 1995. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the balance sheet. The contractual or notional amounts of these transactions express the extent of the Company's involvement in these instruments and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 1996 and 1995, no losses were anticipated as a result of these commitments.

    Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants.
Such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities, or business assets.

    Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial and technology division customers, and such guarantees are typically short-term. Credit risk is similar to that involved in extending loan commitments to customers, and the Company accordingly uses evaluation and collateral requirements similar to those for loan commitments.

17.    RELATED PARTY TRANSACTIONS

    The Bank has made loans to directors and executive officers and companies with which they are affiliated.
These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. A summary of the activity at December 31 is as follows (renewals are not reflected as either new loans or repayments):

                                    1996            1995
Balance at beginning of year    $ 3,376,000    $  2,967,000
Borrowings                          433,000         739,000
Principal repayments               (399,000)       (330,000)
                                -----------    ------------
Balance at end of year          $ 3,410,000    $  3,376,000
                                ===========    ============

18.    REGULATORY MATTERS

    The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and, possibly, additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and the Bank's prompt correction action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined).
Management believes, as of December 31, 1996, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

    The most recent notifications from the Federal Deposit Insurance Corporation for the Bank as of December 31, 1996 and 1995, categorized the Bank as well capitalized under the regulatory framework for prompt correction action. To be categorized as well capitalized the Bank must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

    The Company and the Bank's actual capital amounts and ratios are also presented, respectively, in the following tables.

Company:                                                   For Capital
                                        Actual           Adequacy Purposes
                               ---------------------   --------------------
                                                        Minimum     Minimum
                                  Amount      Ratio      Amount      Ratio
As of December 31, 1996:
 Total capital
  (to risk weighted assets)    $17,895,000    13.55%   $10,564,000    8.0%
 Tier I capital
  (to risk weighted assets)    $13,104,000     9.92%   $ 5,282,000    4.0%
 Tier I capital
  (to average assets)          $13,104,000     7.04%   $ 7,444,000    4.0%


Bank:
                                                                                    To Be
                                                                            Categorized as Well
                                                                             Capitalized Under
                                  For Capital                                Prompt Corrective
                                     Actual             Adequacy Purposes    Action Provisions
                              ---------------------    ------------------- --------------------
                                                        Minimum    Minimum  Minimum    Minimum
                                Amount       Ratio       Amount     Ratio    Amount     Ratio
As of December 31, 1996:
Total capital
 (to risk weighted assets)    $17,416,000    13.22%    $10,540,000   8.0%  $13,174,000   10.0%
Tier I capital
 (to risk weighted assets)    $12,647,000     9.60%    $ 5,270,000   4.0%   $7,905,000    6.0%
Tier I capital
 (to average assets)          $12,647,000     6.81%    $ 7,407,000   4.0%   $9,286,000    5.0%

As of December 31, 1995:
Total capital
 (to risk weighted assets)    $17,510,000    13.71%    $10,214,000   8.0%  $12,768,000   10.0%
Tier I capital
 (to risk weighted assets)    $12,327,000     9.65%    $5,107,000    4.0%   $7,661,000    6.0%
Tier I capital
 (to average assets)          $12,327,000     7.75%    $6,362,000    4.0%   $7,953,000    5.0%

    Under federal and California state banking laws, dividends paid by the Bank to the Company in any calendar year may not exceed certain limitations without the prior written approval of the appropriate bank regulatory agency.
At December 31, 1996, the amount available for such dividends without prior written approval was approximately
$2,510,000. Similar restrictions apply to the amounts and terms of loans, advances and other transfers of funds from the Bank to the Company.

    A provision of the Federal Deposit Insurance Corporation Improvement Act (FDICIA) has impacted the Bank's ability to continue to engage in certain real estate development activities. Beginning in December 1992, state banks and their subsidiaries may not engage, as principal, in activities not permissible to national banks and their subsidiaries. Any bank engaged in such activities must divest itself of these investments by December 1996, and was required to file a divestiture plan with the FDIC by February 5, 1993. Generally national banks may not engage in real estate development, although they can own property used or to be used, in part, as a banking facility. During 1993, the Bank moved its corporate offices to Pacific Plaza
East which is owned by Conpac. The Bank occupies approximately 17% of the leasable office space. Since ownership of banking premises is permissible for a national bank subsidiary, a divestiture plan is not required for Pacific Plaza East. The Bank, through Conpac, currently plans to retain its ownership of Pacific Plaza East.

    The Bank's divestiture plan, which was not objected to by the FDIC, states that the Bank and Conpac plan to develop and retain ownership of Pacific Plaza West.

19.    FAIR VALUE OF FINANCIAL INSTRUMENTS

    SFAS No. 107, Disclosures About Fair Value of Financial Instruments requires certain disclosures regarding the estimated fair value of financial instruments for which it is practicable to estimate. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimating technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Fair value has not been adjusted to reflect changes in market conditions subsequent to December 31, 1996, therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

    The following estimates and assumptions were used as of December 31, 1996 and 1995 to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

    (a) Cash and Cash Equivalents - The carrying amount represents a reasonable estimate of fair value.

    (b) Securities - Available for sale securities are carried at market based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

    (c) Loans Receivable - Commercial loans, residential mortgages, and construction loans, are segmented by fixed and adjustable rate interest terms, by maturity, and by performing and nonperforming categories.

        The fair value of performing loans is estimated by discounting contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information.

        The fair value of nonperforming loans and loans delinquent more than 30 days is estimated by discounting estimated future cash flows using current interest rates with an additional risk adjustment reflecting the individual characteristics of the loans.

    (d) Deposit Liabilities - Noninterest bearing and interest bearing demand deposits and savings accounts are payable on demand and are assumed to be at fair value. Time deposits are based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered for deposits of similar size and remaining maturities.

    (e) Other Borrowed Funds - The fair value of other borrowed funds is estimated by discounting the contractual cash flows using the current interest rate at which similar borrowings for the same remaining maturities could be made.


    (f) Convertible Subordinated Debentures - The carrying amount represents a reasonable estimate of fair value.

    (g) Commitments to Fund Loans/Standby Letters of Credit - The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The differences between the carrying value of commitments to fund loans or stand by letters of credit and their fair value is not significant and therefore not included in the following table.

    (h) Interest rate swaps - The fair value of the interest rate swap is estimated by discounting the contractual cash flows using the interest rates in effect at year end over the remaining maturity.

    The estimated fair values of the Company's financial instruments as of December 31, are as follows:


                                               1996                          1995
                                   ---------------------------  ---------------------------
                                      Carrying         Fair          Carrying       Fair
                                       Amount          Value          Amount        Value
FINANCIAL ASSETS:
Cash and cash equivalents           $ 16,940,000   $ 16,940,000   $ 11,261,000  $ 11,261,000
Available for sale securities         52,569,000     52,569,000     29,780,000    29,780,000
Loans receivable                     113,625,000    112,499,000    111,124,000   110,291,000

FINANCIAL LIABILITIES:
Deposits                             170,343,000    170,271,000    142,234,000   142,129,000
Other borrowed funds                   2,650,000      2,606,000
Convertible subordinated debentures    3,690,000      3,690,000      4,025,000     4,025,000

OFF BALANCE SHEET ITEMS:
Interest rate swap in a net payable
 position with a notional amount
 of $10,000,000                                         (68,000)

19.    CONDENSED FINANCIAL INFORMATION OF CALIFORNIA
COMMUNITY BANCSHARES CORPORATION

    The condensed financial statements of California
Community Bancshares Corporation are presented below:

CALIFORNIA COMMUNITY BANCSHARES CORPORATION

BALANCE SHEET
DECEMBER 31, 1996
Assets:
Cash and cash equivalents                                   $    94,000
Investments in subsidiaries                                  12,913,000
Note receivable from Bank                                     3,669,000
Other assets                                                    478,000
                                                            -----------
Total                                                       $17,154,000
                                                            ===========
Liabilities and shareholders' equity:
Other liabilities                                           $    95,000
Convertible subordinated debentures                           3,690,000

Shareholders' equity:
    Common stock, no par value:  authorized,
        2,000,000 shares; outstanding, 994,519
        as of December 31, 1996                              11,135,000
    Retained earnings                                         2,510,000
    Unrealized loss on available for sale securities
        (net of tax effect)                                    (276,000)
                                                            -----------
Total                                                       $17,154,000
                                                            ===========

STATEMENT OF INCOME
PERIOD FROM FEBRUARY 29, 1996 (DATE OF MERGER WITH BANK)
 TO DECEMBER 31, 1996
INCOME:
Dividends from subsidiary                                   $   710,000
    Interest income on note receivable from Bank                251,000
                                                            -----------
    Total income                                                961,000

    EXPENSE:
    Convertible subordinated debenture interest expense         254,000
    Other                                                       120,000
                                                            -----------
    Total expense                                               374,000

    Income before equity in undistributed income
        of subsidiaries                                         587,000
    Equity in undistributed income of subsidiaries              972,000
                                                            -----------
    Net income                                              $ 1,559,000
                                                            ===========

STATEMENT OF CASH FLOWS
 PERIOD FROM FEBRUARY 29, 1996 (DATE OF MERGER WITH BANK)
 TO DECEMBER 31, 1996
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                     $1,559,000
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Equity in undistributed income of subsidiaries                  (972,000)
            Effect of changes in:
               Other assets                                       (478,000)
               Other liabilities                                    95,000
                                                                ----------
    Net cash provided by operating activities                      204,000
                                                                ----------
    CASH FLOWS FROM FINANCING ACTIVITIES:
        Cash dividends paid                                       (442,000)
        Increase in note receivable from Bank                   (3,669,000)
        Assumption of convertible subordinated debentures        4,025,000
        Other                                                      (24,000)
                                                                ----------
    Net cash used in financing activities                         (110,000)
                                                                ----------
    INCREASE IN CASH AND CASH EQUIVALENTS                           94,000

    CASH AND CASH EQUIVALENTS:
        Beginning of year                                            ----
                                                                ----------
        End of year                                             $   94,000
                                                                ==========
    ADDITIONAL INFORMATION:
        Common stock issued on conversion of debentures net
            of debenture offering costs of $28,000 in 1996      $  307,000
                                                                ==========


******************************************************************************


SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALIFORNIA COMMUNITY BANCSHARES CORPORATION
--------------------------------------------
Registrant

By:/s/ Walter O. Sunderman
----------------------------------------
Walter O. Sunderman
President and Chief Executive Officer
(Principal Executive Officer)


By:/s/ Andrew S. Popovich
----------------------------------------
Andrew S. Popovich
Executive Vice President and Chief Administrative Officer
(Principal Financial and Accounting Officer)

Dated:  March 18, 1997

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE:           TITLE          DATE
-------------------------     --------       --------------
/s/ Dorce Daniel              Director       March 18, 1997
-------------------------
DORCE DANIEL

/s/ William J. Hennig         Director       March 18, 1997
-------------------------
WILLIAM J. HENNIG

/s/ Bernard E. Moore          Director       March 18, 1997
-------------------------
BERNARD E. MOORE

/s/ Melvin M. Norman          Director       March 18, 1997
-------------------------
MELVIN M. NORMAN

/s/ Stephen R. Schwimer       Director       March 18, 1997
-------------------------
STEPHEN R. SCHWIMER

/s/ Donald E. Sheahan         Director       March 18, 1997
-------------------------
DONALD E. SHEAHAN

/s/ Gary E. Stein             Director       March 18, 1997
-------------------------
GARY E. STEIN

/s/ Walter O. Sunderman       Director       March 18, 1997
-------------------------
WALTER O. SUNDERMAN

/s/ John C. Usnick            Director       March 18, 1997
-------------------------
JOHN C. USNICK


*************************************************************************


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

-----------------------------------

Exhibits

to

FORM 10 - KSB


ANNUAL REPORT

UNDER

SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

-----------------------------------

CALIFORNIA COMMUNITY BANCSHARES CORPORATION


*************************************************************************


EXHIBIT 10.21

TENANT:   CONTINENTAL PACIFIC BANK      LOAN NO.
       --------------------------------         ---------------------

                     TENANT ESTOPPEL CERTIFICATE
                     ---------------------------
November 14, 1996
-----------------

L.J. Melody & Co., its successors and assigns
5847 San Felipe
Houston, TX 77057

Re: Suite H (the "PREMISES") in the property located at 2151 Salvio Street, Concord, CA (the "PROPERTY")

Gentleman:
     The undersigned, as tenant ("TENANT") under that certain lease of the Premises with Salvio Pacheco Square Investors or its predecessor in title ("LANDLORD"), dated AUGUST 22, 1996 (the "LEASE"), understands that you are about to make a loan to Landlord and receive as part of the security for such loan a Mortgage or Deed of Trust encumbering Landlord's interest in the Property and the rents and profits of the Lease (the "MORTGAGE") and that you (and persons or entities to whom the Mortgage may subsequently be assigned) are relying upon the representations and warranties contained herein in making such loan. Accordingly, Tenant does hereby represent and warrant to you and your successors and assigns as follows:

1. The copy of the Lease attached hereto as EXHIBIT A is a true, correct and complete copy of the Lease including all amendments, supplements and modifications thereto. The Lease is in full force and effect.

2. As of the date hereof, Tenant is occupying and paying rent on a current basis for all of the Premises. The minimum monthly or base rent currently being paid by Tenant is $3,582.50 per month. No rentals are accrued and unpaid under the Lease. If applicable, percentage rent due under the Lease has been paid through N/A, and the amount of percentage rent for the last period paid was $N/A. Taxes, insurance, common area maintenance, and any other applicable charges due under the Lease have been paid through AUGUST 22, 1996. No prepayments of rental due under the Lease have been made. Further, no security or deposits as security has been made under the Lease, except for the sum of $3,582.50, in cash, which has been deposited by Tenant with landlord pursuant to the terms of the Lease.

3. Tenant has accepted possession of the Premises, and all of Landlord's obligations with respect thereto have been completed, including, but not limited to, completion of construction thereof (and all other improvements required under the Lease) in accordance with the Lease, and the payment by Landlord of any contribution towards work to be performed by Tenant under the Lease.

4. Tenant acknowledges that the initial term of the Lease commenced on OCTOBER 11, 1996 and is scheduled to expire on OCTOBER 10, 1999. Tenant has no option to renew or extend the lease term, except as set forth in the Lease. Tenant has no option or right to purchase the Property or any part thereof.

5. No default or event that with the passage of time or notice would constitute a default (a "DEFAULT") on the part of Tenant exists under the Lease in the performance of the terms covenants and conditions of the Lease required to be performed on the part of Tenant. No Default on the part of Landlord exists under the Lease in the performance of the terms, covenants and conditions of the Lease required to be performed on the part of Landlord.

6. Tenant has not assigned, sublet, transferred, hypothecated or otherwise disposed of its interest in the Lease and/or the Premises, or any part thereof.

7. There have been no promises or representations made to Tenant by Landlord concerning the Lease or the Premises not contained in the Lease.

8. Neither the Lease nor any obligations of Tenant thereunder have been guaranteed by any person or entity, except as follows (if none, so state):

--------------------------------------------------------------------------.

9. Tenant has no defense as to its obligations under the Lease and asserts no set off, claim or counterclaim against Landlord.

10. Tenant agrees to notify you by certified mail, return receipt requested, with postage prepaid, of any Default on the part of Landlord under the lease, and Tenant further agrees, that, notwithstanding any provisions of the Lease, no cancellation or termination of the Lease and no abatement or reduction of the rent payable thereunder shall be effective unless you have received notice of the same and have failed within thirty (30) days after the time when you shall have become entitled under the Mortgage to remedy the same, to commence to cure such Default and thereafter diligently prosecute such cure to completion, provided that such period may be extended, if you need to obtain possession of the Property to cure such default, to allow you to obtain possession of the Property provided you commence judicial or non-judicial proceedings to obtain possession within such period and thereafter diligently prosecute such efforts and cure to completion. It is understood that you shall have the right, but not the obligation, to cure any Default on the part of Landlord.

11. Tenant has received notice that the Lease and the rent and all other sums due thereunder have been assigned or are to be assigned to you as security for the aforesaid loan secured by the Mortgage. In the event that you (or any person or entity to who the Mortgage may subsequently be assigned) notify Tenant of a default under the Mortgage and demand that Tenant pay its rent and all other sums due under the Lease to you (or such future lender), Tenant shall honor such demand without inquiry and pay its rent and all other sums due under the Lease directly to you (or such future lender) or as otherwise required pursuant to such notice and shall not thereby incur any obligation or liability to Landlord. Landlord has executed this Tenant Estoppel Certificate to evidence its agreement with the foregoing.

12. (a) Tenant agrees and acknowledges that the Lease is subordinate to the lien of your Mortgage, but that, at your election, the Lease may be made prior to the lien of your Mortgage. In the event you succeed to the interests of Landlord under the Lease, then, at your election (i) the undersigned shall be bound to you under all of the terms, covenants and conditions of the Lease for the remaining balance of the term of the Lease, with the same force and effect as if you were the lessor under such Lease, and Tenant does hereby agree to attorn to you as its lessor without requiring the execution of any further instruments immediately upon you succeeding to the interest of Landlord under the Lease; provided, however, that the undersigned agrees to execute and deliver to you any instrument reasonably requested by you to evidence such attornment; and (ii) subject to the observance and performances by Tenant of all the terms, covenants and conditions of the Lease on the part of Tenant to be observed and performed and subparagraph (b) below, you shall recognize the leasehold estate of Tenant under all the terms and conditions of the Lease for the remaining balance of the term with the same force and effect as if you were the lessor under the Lease.

     (b) Furthermore, Tenant agrees that if you shall succeed to the interest of Landlord under the Lease, you, your successors and assigns shall not be: liable for any prior act or omission of Landlord; subject to any claims, offsets, credits or defenses which Tenant might have against any prior landlord (including Landlord); or bound by any assignment (except as permitted by the Lease), surrender, release, waiver, amendment or modification of the Lease made without your prior written consent; or obligated to make any payment to Tenant or liable for refund of all or any part of any security deposit or other prepaid charge to Tenant held by Landlord for any purpose unless you shall have come into exclusive possession of such deposit or charge. In addition, if you shall succeed to the interest of Landlord under the Lease, you shall have no obligation, nor incur any liability, beyond your then equity interest, if any, in the Premises.

13. The agreements contained herein shall be binding upon and inure to the benefit of the respective heirs, administrators, executors, legal representatives, successors and assigns of you, Landlord and Tenant.

14. The undersigned is authorized to execute this Tenant Estoppel Certificate on behalf of Tenant.

15. This Tenant Estoppel Certificate may be executed in any number of separate counterparts, each of which shall be deemed an original, but all of which, collectively and separately, shall constitute one and the same instrument.

Very truly yours,

TENANT:

CONTINENTAL PACIFIC BANK

By:   /s/ ANDREW S. POPOVICH
      ----------------------
Name:     Andrew S. Popovich
Title:    Executive Vice President


LANDLORD:

SALVIO PACHECO SQUARE INVESTORS

By:   /s/ Lawrence Van Duyn
      ----------------------
Name:     Lawrence Van Duyn
Title:    President


******************************************************************************


EXHIBIT A
TO
TENANT ESTOPPEL CERTIFICATE
---------------------------
LEASE
-----


******************************************************************************


TABLE OF CONTENTS

1.  SALIENT LEASE TERMS                                     1
2.  PARTIES                                                 2
3.  DESCRIPTION                                             2
4.  USES PROHIBITED                                         3
5.  TERM                                                    3
6.  PRE-TERM POSSESSION                                     4
7.  POSSESSION                                              4
8.  MINIMUM RENTAL AND FINANCIAL ADJUSTMENT                 4
9.  PERCENTAGE RENTAL                                       6
10.  PROMOTIONAL PROGRAM                                    7
11.  OPERATING COVENANT                                     8
12.  ACCORD AND SATISFACTION                                8
13.  LEASE DEPOSIT                                          8
14.  TAXES ASSESSMENT                                       9
15.  MAINTENANCE OF PREMISES                               11
16.  COMMON AREAS                                          11
17.  ALTERATIONS                                           13
18.  WASTE                                                 14
19.  COMPLIANCE WITH GOVERNMENTAL                          14
20.  LIABILITY AND PLATE GLASS INSURANCE                   14
21.  INDEMNIFICATION, WAIVER OF CLAIMS AND SUBROGATION     15
22.  FIRE INSURANCE                                        16
23.  LESSEE PROPERTY DAMAGE INSURANCE                      16
24.  INSURANCE POLICY REQUIREMENTS                         16
25.  ADVERTISEMENTS AND SIGNS                              17
26.  UTILITIES                                             17
27.  ENTRY BY LESSOR                                       18
28.  DESTRUCTION                                           18
29.  CONDEMNATION                                          19
30.  ASSIGNMENT AND SUBLETTING                             20
31.  COVENANT NOT TO COMPETE                               23
32.  ABANDONMENT                                           23
33.  DEFAULT                                               23
34.  REMEDIES UPON DEFAULT                                 24
35.  FORFEITURE OF PROPERTY                                26
36.  SURRENDER OF LEASE                                    26
37.  SUBORDINATION                                         26
38.  EMPLOYEE PARKING                                      27
39.  NOTICES                                               27
40.  TRANSFER OF SECURITY                                  27
41.  WAIVER                                                27
42.  HOLDING OVER                                          27
43.  LIMITATION ON LESSOR'S LIABILITY                      27
44.  LATE CHARGES                                          28
45.  SUCCESSORS AND ASSIGNS                                28
46.  TIME                                                  28
47.  MARGINAL CAPTIONS                                     28
48.  EFFECT OF LANDLORD'S CONVEYANCE                       28
49.  DEFAULT OF LESSOR                                     28
50.  OFFSET STATEMENTS                                     28
51.  ATTORNEY'S FEES                                       29
52.  WAIVER OF CALIFORNIA CODE SECTIONS                    29
53.  LESSEE'S COVENANTS                                    29
54.  NO PARTNERSHIP                                        31
55.  BANKRUPTCY                                            31
56.  MISCELLANEOUS                                         32


******************************************************************************


This lease is dated for reference purposes only the 22nd day of August, 1996.
                                                    ------------------------

SALIENT LEASE TERMS

General Location: Salvio St. bounded by Grant and Mt. Diablo Streets,
                 ----------------------------------------------------
                  Concord, California
                 ----------------------------------------------------
                                                        (Section 3.1)

1.2  Lessor:     SALVIO PACHECO SQUARE INVESTORS
                 ----------------------------------------------------
                 c/o IRM Corporation
                 ----------------------------------------------------
                 P.O. Box 3000, Concord, CA 94522-3000
                 ----------------------------------------------------

     Lessee:     CONTINENTAL PACIFIC BANK
                 ----------------------------------------------------
                 2151 Salvio St.,         Corp.: 555 Mason St.,
                 Suite H                         Suite 280
                 ----------------------------------------------------
                 Concord, CA  94520              Vacaville, CA  95688
                 ----------------------------------------------------
                 (If more than one, then the obligations hereunder shall be joint and several).(Sections 2, 39.1 & 39.3)

1.3  Approximately 2,866 square feet.(Section 3.2)
                  -------

1.4  Uses:       Solely for Bank branch office
                 ----------------------------------------------------
                                                         (Section 4.1)
1.5  Term:       (a) Thirty-six (36) months
                 ----------------------------------------------------
                 (b)  Days After Delivery For Term Commencement: 10/11/96
                 ----------------------------------------------------
                                                         (Section 8.1)

1.6 Term:        (a)  Minimum rent:  $3,582.50
                 ----------------------------------------------------
                 (b)  Adjustment:    $1.30/s.f.
                 ----------------------------------------------------
                                                         (Section 8.1)
                 (c)  Adjustment dates:   October 1, 1997
                 ----------------------------------------------------
                                                         (Section 8.2(a)
                 (d)  Percentage rent:    None
                 ----------------------------------------------------
                                                         (Section  9.1)
                 (e)   Advance rent:      $3,582.50
                 ----------------------------------------------------
                                                         (Section 13.1)
                 (f)  Base Interest Cost: N/A
                 ----------------------------------------------------
                                                         (Section  8.4)
1.7  Security Deposit: $3,582.50 (See Addendum)
                       ----------------------------------------------
                                                         (Section 13.1)
1.8  Promotional Program Expense: N/A
                 ----------------------------------------------------
                                                         (Section 10.1)
1.9  Initial Pro-rata Share     2.39         %
                            ----------------
1.10  Contents of this lease:
       Pages 1 through 32
                      ----
       Sections 1.1 through 56.5
       Addenda (if any) Addendum A
                       ------------
       Exhibits:  A - Legal description of shopping center
                  B - Site plant (subject to alteration) with
                      demised premises outlined
                  C - Construction exhibit - if any
                  D - Acknowledgment of Commencement
                  E - Rules and Regulations
                  F - Sign Criteria
                  G - Guaranty


******************************************************************************


                           WITNESSETH

PARTIES

2. This lease is made between the Lessor and the Lessee described in Section
1.2 hereof.

DESCRIPTION

3.1 Lessor hereby leases to Lessee, and Lessee hires from Lessor, a portion of those certain premises with appurtenances, situated as describe in Section
1.1 hereof and more particularly describe in Exhibit "A," attached hereto and made a part hereof.

3.2 The portion leased herein is delineated on the plat attached hereto marked Exhibit "B," which is made a part hereof by reference, consisting of the approximate number of square feet as specified in Section 1.3 hereof. The Exhibit "B" property is hereinafter referred to as the "Shopping Center" or the "Shopping Complex." The portion leased to Lessee is hereinafter referred to as the "demised premises," the "leased premises" or "the premises." The exterior walls and exterior portions of the leased premises, the area beneath said premises, and the area above said premises are not demised hereunder, and the use thereof together with the right to install, maintain, use repair, and replace pipes, ducts, conduits, wires, and structural elements leading through the leased premises serving other parts of the Shopping Complex are hereby reserved unto Lessor. Such reservation in no way affects maintenance obligations imposed herein.

3.3  [SECTION DELETED]

3.4 (a) The parties agree that this Lease is subject to the effect of any covenants, conditions, restriction, easements, mortgages or deeds of trust, ground leases, rights of way, and any other matters or documents of record;

     (b) The effect of any zoning laws of the city, county and state where the complex is situated; and

     (c)  General and special taxes not delinquent.

     Lessee agrees that:
     (1) As to its leasehold estate it, and all persons in possession or holding under it, will conform to and will not violate the terms of any covenants, conditions or restrictions which may encumber the property now or in the future (hereinafter the "restriction") or said matters of record; and

     (2) This Lease is subordinate to the restrictions and any amendments or modifications thereto; provided, however, that if the restrictions are not on record as of the date hereof, then this lease shall automatically become subordinate to the restrictions upon recordation thereof; and Lessee further agrees to execute and return to Lessor within ten (10) days after written demand therefor by Lessor, an agreement in recordable form subordinating this Lease to said restrictions.

USES PROHIBITED

4.1 As an express and material consideration to the Lessor for entering into this lease, the premises shall be used solely for the purposes specified in
Section 1.4 hereof and for no other purpose. Lessee shall not use, or permit said premises, or any part thereof to be used, for any purpose or purposes other than the purpose or purposes stated hereinabove.

4.2 Should any of the above uses of the premises, or any acts done in conjunction therewith, increase the rate of insurance above that for the least hazardous retail use in the Shopping Center in which said premises may be located, said increased premium costs shall be borne exclusively by the Lessee. The Lessee shall not engage in any activities or permit to be kept, used or sold in or about the premises, any article which may be prohibited by the standard form of fire insurance policies. Lessee shall, at its sole cost and expense, comply with any and all requirements, pertaining to said premises, of any insurance organization or company, necessary for the maintenance of reasonable fire and public liability insurance covering said building and appurtenances.

4.3  [SECTION DELETED]

TERM

5.1  The term of this lease shall commence the number of days specified in
Section 1.5(b) hereof after delivery of the premises to Lessee or when Lessee opens for business, whichever is the first to occur, and, unless sooner terminated as hereinafter provided, shall continue for the number of months specified in Section 1.5(a) hereof, plus any partial month at the commencement of the term. Lessor agrees to deliver possession of the premises to Lessee, and Lessee agrees to accept the same from Lessor upon notice from Lessor to Lessee that the portion of Lessor's work relating to the premises which is scheduled for completion prior to the commencement of Lessee's work has been substantially completed as specified in Exhibit "C" attached hereto and incorporated herein by reference. If despite Lessor's best efforts, said premises so improved shall not be delivered by the date specified in Section
1.5 (c) hereof, any remaining work shall be completed by the Lessor with reasonable dispatch, but not later than ninety (90) days thereafter, provided that said date shall be extended for a period equal to the time construction has been delayed due to causes beyond the reasonable control of the Lessor, including, without limitation, strikes, lockouts, or other labor disturbances, governmental orders, regulations, or embargoes, shortages of materials, inclement weather, fire, flood or other casualty. Lessor's liability hereunder shall be restricted to abatement of rent for the period of any such delay. The term shall also include the portion of a calendar month, if any, immediately following commencement.

5.2 If the term of this lease has not commenced within eighteen (18) months from the date of execution hereof, either party may cancel this lease at any time thereafter, by written notice to the other prior to the commencement date.

5.3  [SECTION DELETED]

5.4 After delivery of the premises to Lessee, Lessor shall executed a written acknowledgment of the date of commencement in the form attached hereto as Exhibit "D" and by this reference it shall be incorporated herein.

PRE-TERM POSSESSION

6.1  [SECTION DELETED]

6.2  [SECTION DELETED]

POSSESSION

7. If Lessor, for any reason whatsoever, cannot deliver possession of the said premises to Lessee at the commencement of the said term, as hereinbefore specified, this lease shall not be void or voidable, nor shall Lessor be liable to Lessee for any loss or damage resulting therefrom; but in that event there shall be an abatement of rent for the period between the commencement of the said term and the time when Lessor can deliver possession.

MINIMUM RENTAL AND FINANCING ADJUSTMENT

8.1 The minimum rental during the term of said lease, all of which shall be payable to Lessor at the address specified for notices herein (see Section1.2 hereof), or such other place as the Lessor shall designate in writing, shall be as specified in Section 1.6(a) hereof as adjusted, if applicable, in accordance with the terms of Section1.6(b) hereof.

8.2 (a) The minimum rental provided for herein shall be subject to increase after each number of months following commencement hereof as specified in
Section 1.6(c) ("the adjustment date") as follows: The following paragraphs thru 8.3 apply to option period only.

The base for computing the increase is the Consumer Price Index, all urban consumers, all items, San Francisco/Oakland Bay Area, published by the United States Department of Labor, Bureau of Labor Statistics, in which 1967 equals one hundred (100) ("Index"), which is published for the last month prior to the commencement of the term hereof (beginning index). If the Index published nearest the adjustment date ("Extension Index"), has increased over the beginning index, the minimum rental until the next rent adjustment date shall be established by multiplying the minimum rent as specified in the first Section of this article, by a fraction, of the numerator of which is the extension index and the denominator of which is the beginning index. In no event, however, shall the minimum rental established at the adjustment date be less than the minimum rental established at the previous adjustment date or as established in the first paragraph of this article, whichever last occurred. On adjustment of the minimum rent as provided herein, the parties shall immediately execute an amendment to the lease on request of either party stating the new minimum rent.

     (b) If the Index is changed so that the base year differs from that used as of the month immediately preceding the month in which the term commences, the Index shall be converted in accordance with the conversion factor published by the United States Department of Labor, Bureau of Labor Statistics. If the Index is discontinued or revised during the term, such other government index or computation with which it is replaced shall be used in order to obtain substantially the same result as would be obtained if the Index has not been discontinued or revised.

8.3 All rentals shall be paid without deduction or offset, each month in advance, on the first day of each calendar month during said term. If the lease term commences on other than on the first day of a calendar month, the rent for the first partial month shall be prorated accordingly.

8.4  (a-d) [SECTIONS DELETED]

8.5  [SECTION DELETED]

PERCENTAGE RENTAL

9.1 - 9.5  [SECTIONS DELETED]

PROMOTIONAL PROGRAM

10.1  - 10.2  [SECTIONS DELETED]

OPERATING COVENANT

11.  [SECTION DELETED]

ACCORD AND SATISFACTION

12. No payment by Lessor or receipt by Lessor of a lesser amount of monthly rent or any other sum due hereunder, shall be deemed to be other than on account of the earliest due rent or payment, nor shall any endorsement or statement on any check or any letter accompanying any such check or payment be deemed an accord and satisfaction, and Lessor may accept such check or payment without prejudice to Lessor's right to recover the balance of such rent or payment or pursue any other remedy available in this lease, at law or in equity. Lessor may accept any partial payment from Lessee without invalidation of any contractual notice required to be given herein (to the extent such contractual notice is required) and without invalidation of any notice given or required to be given pursuant to applicable law.

LEASE DEPOSIT

13.1 Simultaneous with the execution of this lease, Lessee has deposited with Lessor the sum specified in Section 1.6(e) hereof, which sum shall be applicable to the first rent accruing under the terms of this lease.

13.2 Simultaneous with the execution of this Lease, lessee has deposited with Lessor the sum specified in Section 1.7. This sum is designated as a "security deposit" and shall remain the sole and separate property of the Lessor until actual repaid to Lessee (or at Lessor's option the last assignee, if any, of Lessee's interest hereunder), said sum not being earned by Lessee until all conditions precedent for its payment to Lessee have been fulfilled. As this sum both in equity and at law is Lessor's separate property, Lessor shall not be required to (1) keep said deposit separate from his general accounts, or
(2) pay interest, or other increment for its use. If Lessee fails to pay rent or other charges when due hereunder, or otherwise defaults with respect to any provision of this lease, including and not limited to Lessee's obligation to restore or clean the premises following vacation thereof, Lessee, at Lessor's election, shall be deemed not to have earned the right to repayment of the "security deposit" or those portions thereof, used or applied by Lessor for the payment of any rent or other charges in default, or for the payment of any other sum to which Lessor may become obligated by reason of Lessee's default, or to compensate Lessor for any loss or damage which lessor may suffer thereby. This security deposit is not to be characterized as rent until and unless so applied in respect of a default.

13.3 If Lessor elects to use or apply all or any portion of the "security deposit" as provided in Section 13.1, Lessee shall within ten (10) days after written demand therefor pay Lessor cash, in an amount equal to that portion of the "security deposit" used or applied by lessor, and Lessee's failure to so do shall be a material breach of this lease. The ten (10) day notice specified in the preceding sentence shall insofar as not prohibited by law, constitute full satisfaction of notice of default provisions required by law or ordinance.

13.4 If, on termination of this lease, the Lessee is not in default of any of its obligations hereunder, the remaining security deposit held by the Lessor shall be returned forthwith to the Lessee.

TAXES AND ASSESSMENTS

14.1 Lessee shall be liable for all taxes levied against personal property, trade fixtures and other property, trade fixtures and other property placed by Lessee in or on or about the demised premises including without prejudice to the generality of the foregoing, shelves, counters, vaults, vault doors, wall safes, partitions, fixtures, machinery, plant equipment and other articles and if any such taxes on Lessee's personal property, trade fixtures or property placed in the demised premises by Lessee are levied against Lessor or Lessor's property and if Lessor pays the same (which Lessor shall have the right to do regardless of the validity of such levy), or if the assessed value of Lessor's property is increased by the inclusion of the value placed in such property or trade fixtures of Lessee or placed in the demised premises by lessee and if lessor pays the taxes based on such increased assessment (which Lessor shall have the right to do, regardless of the validity thereof), Lessee, upon demand shall, as the case may be, pay to the Lessor the taxes so levied against Lessor or the proportion of such taxes resulting from such increase in the assessments.

14.2 Lessee shall pay, as additional rent, all taxes and assessments levied or assessed against the land and buildings of which the demised premises form a part, including the common areas, as well as the improvements and the buildings and improvements on said land, prorated on the basis that the number of square feet occupied by Lessee in the said building or Shopping Center bears to the gross leaseable area in the entire building or Shopping Center which is included in the tax bill.

14.3 If any general or special assessment is levied and assessed against the premises, Lessor may elect to either pay the assessment in full or allow the assessment to go to bond. If Lessor pays the assessment in full, Lessee shall pay to Lessor each time a payment of real property taxes is made, a sum equal to that which would have been payable (as both principal and interest), had Lessor allowed the assessment to go to bond.

14.4 The term "taxes" and "assessments" as used herein shall include all real property taxes on the building, the land on which the building is situated, and the various estates in the building the land, as well as all personal property taxes levied on the property used in the operation of the building, land, or personal property, whether or not now customary or within the contemplation of the parties to this lease. "Taxes" also shall include the cost to Lessor of contesting the amount, validity, or applicability of any taxes mentioned in this section. Further included in the definition of taxes herein shall be general and special assessments, license fees, commercial rental tax, levy, penalty or tax (other that inheritance or estate taxes) imposed by any authority having the direct or indirect power to tax, as against any legal or equitable interest of the Lessor in the leased premises or in the real property of which the leased premises are a part, as against the Lessor's right to rent or other income therefrom, or as against the Lessor's business of leasing the leased premises, any tax, fee, or charge with respect to the possession, leasing, transfer of interest, operation, management, maintenance, alteration, repair, use, or occupancy by Lessee, of the premises or any portion thereof or the complex, or any tax imposed in substitution, partially or totally, for any tax previously included within the definition of taxes herein, or any additional tax, the nature of which may or may not have been previously included within the definition of taxes. The term "real property taxes" or "taxes" shall not include any tax which may be levied upon or against the general income or profits of the Lessor or its successors or assigns.

14.5 If Lessee shall in good faith desire to contest the validity or amount of any tax, assessments, levy or other governmental charge herein agreed to be paid by Lessee, Lessee shall be permitted to do so, upon giving twenty (20) days' written notice thereof prior to the commencement of any such contest and indemnifying the Lessor against any governmental charge, penalty, costs, liability or damage arising out of any such contest. At all events, the Lessee must make prompt payment prior to delinquency of any such tax or charge, irrespective of the contest, and seek a rebate thereof in event such contest is successful.

14.6 Any and all rebates on account of any such taxes, rates, levies, charges or assessments required to be paid and paid by Lessee under the provisions of this lease shall belong to Lessee, and Lessor will, upon request of Lessee, execute any receipts, assignments or other acquaintances that may be necessary in the premises in order to secure the recovery of any such rebates, and will pay over to Lessee, its proportionate share of any such rebates that may be received by Lessor.

14.7 It is the intention that the rental received by the Lessor be net of any taxes of any sort to be paid by the Lessor, subject to the exclusion stated in
Section 14.4. In the event it shall not be lawful for the Lessee to reimburse lessor for any of the taxes covered by this Article, the minimum rent payable to Lessor under the terms of this Lease shall be increased by the amount of the portion allocable to Lessee so as to net to Lessor the amount which would have been receivable by Lessor if such tax had not been imposed.

MAINTENANCE OF PREMISES

15. Lessee shall, at its sole cost, keep and maintain each and every portion of the premises and appurtenances (excepting structural aspects of the exterior walls and structural aspects of roof which Lessor agrees to repair), including glazing, repair and replacement of the heating, ventilation and air conditioning system installed to serve the premises, any store front and the interior of the premises, in clean, good and sanitary order, condition and repair, hereby waiving all right to make repairs or replacements at the expense of Lessor. Lessee shall also keep the walkways in front of the premises free from any debris, papers or dirt. As of commencement of the term hereof, Lessee accepts the premises as being in good and sanitary order, condition and repair, and agrees on the last day of said term, or sooner termination of this lease, to surrender unto Lessor said premises and appurtenances in good condition and repair, reasonable use and wear thereof and damage by fire excepted, and to remove all of the Lessee's signs from said premises, and to repair any damage caused by such removal. In the case of equipment installed by the Lesso4 for the Lessee, or installed by the Lessee and being the property of the Lessor, such as heating, ventilating and air conditioning equipment, Lessee shall maintain a service contract for the regular maintenance with a service company acceptable to the Lessor, at Lessee's expense. [LAST LINE DELETED]

COMMON AREAS

16.1 Common areas herein referred to means all areas and facilities outside the demised premises and within the exterior boundaries of the Shopping Center of which the demised premises form a part, that are provided and designated by the Lessor from time to time for the general use and convenience of the Lessee and of other lessees of the Lessor having the common use of such areas, and their respective authorized representatives and invitees. Common areas include, without limitation, upper levels, walkways, restrooms, elevators, pedestrian entrances, landscaping, sidewalks, landscaped areas, courtyards, hallways, parking areas and facilities, all as shown on Exhibit "B" attached hereto. Exhibit "B" is tentative and Lessor reserves the right to make alterations thereto from time to time as described in the following sections.

16.2 Lessor shall, in Lessor's sole discretion, maintain the common areas, establish and enforce reasonable rules and regulations concerning such areas, close any of the common areas to whatever extent required in the opinion of Lessor's counsel to prevent a dedication of any of the common areas or the accrual of any rights of any person or of the public to the common areas, close temporarily any of the common areas for maintenance purposes, and make changes to the common areas including, without limitation, changes in the location of driveways, entrances, exits, vehicular parking spaces, parking area, the designation of areas for the exclusive use of others, the direction of the flow of traffic or construction of additional buildings thereupon, without any restriction whatsoever. The initial Rules and Regulations concerning the Shopping Complex are attached hereto as Exhibit "E." Lessor reserves the right to make additional reasonable rules affecting the Shopping Complex throughout the term hereof.

16.3 Lessee shall pay to Lessor, as additional rent, its proportionate share of common area costs within ten (10) days of receiving a bill therefor from the Lessor, which shall be no more frequently than monthly. Except as otherwise provided herein, Lessee's proportionate share of common area costs shall be that fraction of the total common area costs that the total number of square feet in the premises bears to the gross leasable area in the buildings having the use of the common areas. Lessor may bill the Lessee estimated charges for common area costs provided that such costs are adjusted annually to reflect the actual costs incurred in the previous year. Upon completion of the actual costs, the party owing the sum of money needed to adjust the Lessee's contribution to actual figures shall remit to the other the balancing sum within ten (10) days of receiving a statement therefor from the Lessor, if the Lessee's estimated payments have been insufficient, or within sixty (60) days following the close of the calendar year, if Lessee has paid in excess of its share.

16.4 "Common area costs," means all sums expended by the Lessor for the supervision, maintenance, repair, replacement and operation (including security services) of the common areas, and insurance, plus an allowance of fifteen percent (15%) of such costs to the Lessor for administrative fee. Costs for maintenance and operation of the common area shall include without limitation, costs of resurfacing, repainting and restriping, painting (including exterior building painting), sweeping and other janitorial and security services, maintenance of restrooms, elevators, walkways, pedestrian entrances, repairs and replacements (including repairs and replacement of structural aspects of the Shopping Complex), policing, purchase, construction and maintenance of refuse receptacles, planting and landscaping, directories, signs and other markers, lighting and other utilities, the cost of Christmas decorations [REMAINDER OF SENTENCE DELETED]. Without in any way limiting the generality of the foregoing, in which the parties intend to express their agreement that all common area costs shall be borne by the tenants in pro rata amounts, specific reference is made to the inclusion in such costs of any capital improvements made by the Lessor to the Shopping Complex for the purpose of reducing other operating expenses or utility costs, or that are required by governmental law, ordinance, regulation or mandate, not applicable to the complex at the time of the original construction. The portion to be included each year in common area costs shall be that fraction allocable to the year in question calculated by amortizing over the reasonable useful life of such improvement, as determined by the Lessor, with interest on the unamortized balance at ten percent (10%) per annum or such higher rate as may have been paid by Lessor for funds borrowed for the purpose of constructing such improvements, but in no event to exceed the highest rate permissible by law.

Notwithstanding the above, (1) the following costs shall be excluded from the above definition of common area costs, to wit: costs directly related to (a) the maintenance and repair of the elevators and (b) the maintenance and repair of hallways and bathrooms located on the second and third floor of the shopping complex; (2) Lessee's responsibility for the following costs shall be based upon use, as estimated by Lessor, to wit: (a) scavenger, (b) domestic water; and (3) Lessee's responsibility for costs relating to the repair and maintenance of the heating, ventilating and air conditioning system serving that portion of the complex being used for retail purposes shall be determined by multiplying the repair and maintenance costs by a fraction the numerator of which is the gross square feet of the leased premises, and the denominator of which is the gross leasable square footage of that portion of the premises being used for retail purposes.

ALTERATIONS

17.1 Lessee shall not make, or suffer to be made, any alterations to the demised premises, or any part thereof, without the written consent of the Lessor first had and obtained. Any additions to, or alterations of, the leased premises, except trade fixtures, shall become at once a part of the realty and belong to Lessor. Except as otherwise provided in this lease, Lessee shall have the right to remove its trade fixtures placed upon the leased premises provided that Lessee restores the leased premises as indicated below.

17.2 Any alterations, additions or installations performed by the Lessee (hereinafter collectively "alterations") shall be subject to strict conformity with the following requirements:

     (a)  All alterations shall be at the sole cost and expense of the Lessee;

     (b) Prior to commencement of work of alteration, Lessee shall submit detailed plans and specifications, including working drawings (hereinafter referred to as "Plans"), of the proposed alterations, which shall be subject to the consent of the Lessor in accordance with the terms of paragraph 17.1 above;

     (c) Following approval of the plans by the Lessor, Lessee shall give Lessor at least ten (10) days prior written notice of commencement of work in the leased premises so that Lessor may post notices of nonresponsibility in or upon the leased premises as provided by law;

     (d) No alterations shall be commenced without the Lessee having previously obtained all appropriate permits and approvals required by and of governmental agencies;

     (e) All alterations shall be performed in a skillful and workmanlike manner, consistent with the best practices and standards of the construction industry, and pursued with diligence in accordance with the plans previously approved by the Lessor and in full accord with all applicable laws and ordinances. All material, equipment, and articles incorporated in the alterations is to be new, and of recent manufacture, and of the most suitable grade for the purpose intended;

     (f) Lessee must obtain the prior written approval from Lessor for Lessee's contract prior to commencement of the work. Lessee's contractor shall maintain all of the insurance reasonable required by Lessor, including comprehensive general liability, workers' compensation, as well as builder's risk insurance and course of construction insurance;

     (g) As a condition of approval of the alterations, Lessor may require a Certificate of Deposit drawn on Continental Pacific Bank, payable to Lessor, in a sum equal to the cost of the alterations guarantying the completion of the alterations free and clear of all liens and other charges in accordance with the plans. Such a bond shall name the Lessor as beneficiary;

     (h) The alterations must be performed in a manner such that it will not interfere with the quiet enjoyment of the other lessees in the Shopping Complex.

17.3 The Lessee shall keep the demised premises and the Shopping Complex in which the demised premises are situated, free from any liens arising out of any work performed, materials furnished or obligations incurred by the Lessee. In the event a mechanic's or other lien is filed against the leased premises or the Shopping Complex of which the leased premises forms a part as a result of a claim arising through the Lessee, the Lessor may demand that the Lessee furnish to the Lessor a surety bond satisfactory to the Lessor in an amount equal to at least one hundred fifty percent (150%) of the amount of the contested lien claim or demand, indemnifying Lessor against liability for the same and holding the leased premises free from the effect of such line or claim. Such bond must be posted within ten (10) days following notice from lessor. In addition, Lessor may require Lessee to pay Lessor's attorney's fees and costs in participating in such action if Lessor shall decide it is to its best interest to do so. The Lessor may pay the claim prior to the enforcement thereof, in which event the Lessee shall reimburse the Lessor in full, including attorney's fees, for any such expense, as additional rent, with the next due rental.

17.4 Lessee shall ascertain from Lessor at least thirty (30) days prior to the termination of this lease, whether Lessor desires the leased premises, or any part thereof, restored to its condition prior to the making of permitted alterations, installations and improvements, and if Lessor shall so desire, then Lessee shall forthwith restore said lease premises or the designated part of it as the case may be to its original condition, entirely at its own expense, excepting normal wear and tear.

WASTE

18. Lessee shall not commit, or suffer to be committed, any waste upon the leased premises, or any nuisance, or other act or thing which may disturb the quiet enjoyment of any other tenant or occupant of the complex in which the leased premises are located.

COMPLIANCE WITH GOVERNMENTAL REGULATIONS

19. Lessee, shall, at its sole cost and expense, comply with all of the requirements of all municipal, state and federal authorities now in force, or which may hereafter be in force, pertaining to the premises, and shall faithfully observe in the use of the premises all municipal ordinances and state and federal statutes now in force or which may hereafter be in force. The judgment of any Court of competent jurisdiction, or the admission of Lessee in any action of proceeding against Lessee, whether Lessor be a party thereto or not, that any such ordinance or statute pertaining to the premises has been violated, shall be conclusive of that fact as between Lessor and Lessee.

LIABILITY AND PLATE GLASS INSURANCE

20. Lessee agrees to provide and keep in force for the benefit of the Lessor and Lessee, at Lessee's own cost and expense at all times during the term hereof, a liability insurance policy or endorsement on a blanket liability insurance policy insuring Lessor and Lessee against any and all damages and liability on account of or arising out of injuries to or the death of any person in or about the demised premises in a minimum amount of ONE MILLION DOLLARS ($1,000,000.00), for bodily and personal injuries and for damage to property [NEXT SENTENCE DELETED]. Said policies or endorsements shall be effected with insurance companies approved by Lessor, authorized to write liability insurance in the State in which the shopping center is located, and shall include coverage related to occupancy of premises, as well as contractual liability, liquor liability, and products liability. Said policies shall designate specifically that Lessor is an additional named insured thereunder; such policies or certified copies thereof shall be delivered in Lessor. Said policies shall require that notice be afforded to Lessor of any cancellation, lapse, failure to renew or any material change in coverage at least thirty (30) days prior to the effective date of any such events. In no event shall any deductible for any of the policies described above exceed $500.00.

INDEMNIFICATION, WAIVER OF CLAIMS AND SUBROGATION

21.1 This Article 21 is written and agreed to in respect of the intent of the parties to assign the risk of loss whether resulting from negligence of the parties or otherwise, to the party who is obligated hereunder to cover the risk of such loss with insurance. Thus, the indemnity and waiver of claims provisions of this Lease have as their object, so long as such object is not in violation of public policy, the assignment of risk for a particular casualty to the party carrying the insurance for such risk, without respect to the causation thereof.

21.2 Lessor and Lessee release each other, and their respective authorized representatives, from any claims for damage to any person or to the premises and the building and other improvements in which the premises are located, and to the fixtures, personal property, Lessee's improvements and alterations of either Lessor or Lessee, in or on the premises and the building and other improvements in which the premises are located, including loss of income, that are caused by or result from risks insured against under any property insurance policies carried by the parties and in force at the time of any such damage.

21.3 Each party shall cause each insurance policy obtained by it to provide that the insurance company waives all rights of recovery by way of subrogation against either party in connection with any damage covered by any policy. Neither party shall be liable to the other for any damage caused by fire or any other risks insured against under any property insurance policy required by this lease. If any such insurance policy cannot be obtained with a Waiver of Subrogation clause or rider without payment of an additional premium charge above that charged by the insurance companies issuing such policies without Waiver of Subrogation, the Lessee shall pay such additional premium to the insurance carrier requiring such additional premium.

21.4 Lessee, as a material part of the consideration to be rendered to Lessor, shall indemnify and hold harmless the Lessor from any loss by reason of injury to person or property, from whatever cause, all or in any way connected with the condition or use of the leased premises, or the improvements or personal property therein or thereon, including without limitation any liability or injury to the person or property of the Lessee, its agents, officers, employees or invitees. Lessee agrees to indemnify Lessor and hold it harmless from any and all liability, loss, cost or obligation on account of, or arising out of, any such injury or loss however occurring, including breach of the provisions of this lease and the negligence of the parties hereto.

21.5 In the event any action, suit or proceeding is brought against Lessor by reason of any such occurrence, Lessee, upon Lessor's request will be at Lessee's expense resist and defend such action, suit or proceeding, or cause the same to be resisted and defended by counsel designated by the insurer whose policy covers the occurrence or by counsel designated by Lessee and approved by Lessor. The obligations of Lessee under this Section arising by reason of any of occurrence taking place during the lease term shall survive any termination of this lease.

21.6 Lessee, as a material part of the consideration to be rendered to Lessor, hereby waives all claims against Lessor for damages to goods, wares, merchandise and loss of business in, upon or about the leased premises and for injury to Lessee, its agents, employees, invitees or third persons in or about the leased premises from any cause arising at any time, including breach of the provisions of this lease and the negligence of the parties hereto.

FIRE INSURANCE

21.1 Lessee, upon demand, shall pay to Lessor, as additional rent, its proportionate share of the premium for fire, extended coverage and other property insurance obtained by the Lessor on the premises and on the Shopping Center or building of which the premises form a part, including the common areas. Lessee's proportionate share shall be that fraction, the numerator of which is the number of square feet in the Lessee's premises, and the denominator of which is the total number of leaseable square feet in the building of buildings covered by such policies of insurance.

22.2 Additionally, the Lessee shall, upon demand, pay to the Lessor any increase in such insurance premium resulting to the overall cost on the building or buildings covered by such policies because of any special conditions relating to the Lessee's operations which require a higher premium. Lessors insurance carrier or Lessor's insurance agent shall make the judgment as to the sum of money so involved, which judgment shall be conclusive.

22.3 No such insurance above-described may have a deductible in excess of $5,000.00.
----------

22.4 No use shall be made or permitted to be made on the leased premises, nor acts done, which will increase the existing rate of insurance upon the building in which the premises are located or upon any other building in the complex or cause the cancellation of any insurance policy covering the building, or any part thereof, nor shall Lessee sell, or permit to be kept, used or sold, in or about the leased premises, of any insurance organization or company, necessary for the maintenance of reasonable property damage and public liability insurance, covering the leased premises, building and appurtenances.

LESSEE PROPERTY DAMAGE INSURANCE

23. Lessee agrees at all times during the term of this lease, and at Lessee's sole expense, to keep all trade fixtures, equipment and merchandise of Lessee, or any subtenant of Lessee that may be in the premises from time to time, insured against loss or damage by fire or the hazards commonly referred to under the extended coverage endorsement, for an amount of ninety percent (90% of full replacement value. The proceeds from any such insurance must be used by the Lessee to restore or replace any such trade fixtures, equipment and merchandise in the premises. No such insurance above described may have a deductible in excess of $5,000.00.
                        ---------

INSURANCE POLICY REQUIREMENTS

24.1 All insurance policies required to be carried by the Lessee hereunder shall conform to the following requirements:

     (a) The insuror in each case shall carry a designation in "Best's Insurance Reports" as issued from time to time throughout the term as follows:
Policy holder's rating of A; financial rating of not less that X;

     (b) The insuror shall be qualified to do business in the state in which the premises are located;

     (c) Each policy shall name the Lessor as an insured and, at Lessor's request, shall carry a lender's loss payee endorsement in favor of Lessor's lender;

     (d) An executed copy of each insurance policy, or a certificate thereof, shall be delivered to the Lessor at commencement of the term and shall remain in effect throughout the term, including copies of any renewals or certificates thereof, at lease thirty (30) days prior to the expiration of such policies;

     (e) These policies shall require that the Lessor be notified in writing by the insuror at least thirty (30) days prior to any cancellation or expiration of such policy, or any reduction in the amounts of insurance carried;

     (f) Each policy shall be primary, not contributing with, and not in excess of coverage which the Lessor may carry;

     (g) All liability insurance required to be carried by the Lessee hereunder shall state that the Lessor is entitled to recovery for the negligence of the Lessee even though Lessor is a named insured.

ADVERTISEMENTS AND SIGNS

25. Lessee shall not conduct or permit to be conducted any sale by auction on said premises. Lessee shall not place or permit to be placed on the premises any interior or exterior sign, advertisement, decoration, marquee or awning that is visible from the exterior of the premises without the prior written consent of Lessor which Lessor reserves the right to withhold in its sole judgment. Lessee, upon request of Lessor, shall immediately remove any such sign, advertisement, decoration, marquee or awning which, in the opinion of Lessor, is objectionable or offensive, and if Lessee fails so to do, Lessor may enter upon said premises and remove the same. Lessor has reserved the exclusive right to the exterior sidewalls, rear wall and roof of said premises, and Lessee shall not place or permit to be placed upon the said sidewalls, rear wall or roof, any sign advertisement or notice without the written consent of Lessor. At the termination of this lease, or any extension, Lessee shall remove all his signs provided that any damage caused by removal shall be repaired at lessee's expense All signs shall be maintained by lessee at his own expense. Except for approved signs, Lessee shall not use any advertising or promotional medium which may be heard or experienced outside of the premises (such as searchlights, barkers or loudspeakers). Lessee shall not distribute handbills or circulars to patrons of the Shopping Center or to cars in the parking lots, nor engage in any similar form of direct advertising in the Shopping Center. The initial sign criteria for the Shopping Complex (which Lessor may change from time to time, in Lessor's sole discretion) are attached hereto as Exhibit "F", and are incorporated herein by reference.

UTILITIES

26. Lessee, from the time it first enters the premises for the purpose of setting fixtures, or from the commencement of this lease, whichever date shall first occur, and throughout the term of this lease shall pay for all charges (including, without limitation, connection fees) for water, gas, heat, sewer, power, telephone services and any other utility supplied to or consumed in or on the leased premises. Lessee shall not allow refuse, garbage, or trash to accumulate outside of the demised premises. Lessor shall not be responsible or liable for any interruption in utility services, nor shall such interruption affect the continuation or validity of this lease. Lessor's allocation of any utility charges emanating from a common meter shall be performed in good faith, and shall be conclusive upon the Lessee. All payments to Lessor in respect thereof shall be due within ten (10) days of billing.

ENTRY BY LESSOR

27. Lessee shall permit Lessor and Lessor's agents to enter into and upon said premises at all reasonable times for the purpose of inspecting the same or for the purpose of maintaining the building in which said premises are situated, or for the purpose of making repairs, alterations or additions to any other portion of said building, including the erection and maintenance of such scaffolding, canopies, fences and props as may be required, or for the purpose of posting notices of non-responsibility for alterations, additions or repairs, or for the purpose of placing upon the property in which the said premises are located any usual or ordinary "for sale" signs, without any rebate of rent and without any liability to Lessee for any loss of occupation or quiet enjoyment of the premises thereby occasioned and shall permit Lessor and his agents, at any time within ninety (90) days prior to the expiration of this lease, to place upon said premises any usual or ordinary "to let" or "to lease" signs and exhibit the premises to prospective tenants at reasonable hours. Lessee will give Lessor notice in writing five (5) days prior to employing any laborer or contractor to perform work resulting in an alteration of the leased premises so that Lessor may post a notice of non-responsibility. This section in no way affects the maintenance obligations of the parties hereto.

DESTRUCTION

28.1 In the event the premises suffers (a) an uninsured casualty or a (b) casualty which cannot be repaired within one hundred twenty (120) days from the date of destruction under the laws and regulations of state, federal, county, municipal authorities or other authorities with jurisdiction, the Lessor may terminate this lease as at the date of the damage upon written notice to the Lessee following the casualty.

28.2 In the event of a casualty which may be repaired within one hundred twenty (120) days from the date of the damage, or, in the alternative, in the event the Lessor does not elect to terminate this lease under the terms of
Section 28.1 above, then this lease shall continue in full force and effect and the Lessor shall forthwith undertake to make such repairs to reconstitute the leased premises to as near the condition as existed prior to the casualty as practicable. Such partial destruction shall in no way annul or void this lease except that Lessee shall be entitled to a proportionate reduction of rent following the casualty and until the time the leased premises are restored (except if such casualty was caused by the negligence of the Lessee, in which case there shall be no abatement of rent). Such reduction shall be in the amount of that fraction of the minimum rent in which the numerator is the portion of the premises unoccupied during any such reconstruction and the denominator or which is the amount of square footage in the leased premises. Lessor's repair obligations shall in no way include any construction obligations originally hereunder imposed on the Lessee or subsequently undertaken by Lessee, but shall include solely that property constructed by Lessor prior to commencement of the term hereof.

28.3 Lessee hereby waives all statutory or common law rights of termination in respect to any partial destruction or casualty which Lessor is obligated to repair to may elect to repair under the terms of this Article. Further, in event of a casualty occurring during the last two (2) years of the original term hereof or of any extension, Lessor need not undertake any repairs and may cancel this lease unless the Lessee has the right under the terms of this lease to extend the term for an additional period and does so within thirty
(30) days of the date of the casualty.

28.4 In the event that the building in which the demised premises is situated by destroyed to the extent of not less than thirty three and one-third percent (33-1/3%) of the replacement cost thereof, Lessor may elect to terminate this lease, whether the demised premises by injured or not, in the same manner as in Section 28.1 above. At all events, a total destruction of the complex of which the leased premises form a part, or the leased premises itself, shall terminate this lease.

CONDEMNATION

29.1 (a) "Condemnation" means (i) the exercise of any governmental power, whether by legal proceedings or otherwise, by a condemnor and/or (ii) a voluntary sale or transfer by Lessor to any condemnor, either under threat of condemnation or while legal proceedings for condemnation are pending.

     (b) "Date of taking" means the date the condemnor has the right to possession of the property being condemned.

     (c) "Award" means all compensation, sums or anything of value awarded, paid, or received on a total or partial condemnation.

     (d) "Condemnor" means any public or quasi-public authority, or private corporation or individual, having the power of condemnation

29.2 If the premises are totally taken by condemnation, this lease shall terminate on the date of taking.


29.3 (a) If any portion of the leased premises is taken by condemnation, this lease shall remain in effect, except that Lessee can elect to terminate this lease if fifty percent (50%) or more of the total number of square feet in the leased premises is taken.

     (b) If the common areas of the complex of which the leased premises form a part is taken by condemnation, this lease shall remain in full force and effect, except that if thirty percent (30%) or more of the common area is taken by condemnation, either party shall have the election to terminate this lease pursuant to this section.

     (c) If fifty percent (50%) or more of the building in which the leased premises are located is taken, the Lessor shall have the election to terminate this lease in the manner prescribed herein.

29.4 (a) If either party elects to terminate this lease under the provisions of Section 29.3, it must terminate by giving notice to the other party within thirty (30) days after the nature and extent of the taking have been finally determined. The party terminating this lease also shall notify the other party of the date of termination, which date shall not be earlier than sixty (60) days or later than ninety (90) days after the terminating party has notified the other party of its election to terminate; except that this lease shall terminate on the date of taking if the date of taking falls on a date before the date of termination designated in the notice from the terminating party. If this lease is not terminated within the thirty (30) day period, it shall continue in full force and effect except that minimum rent shall be reduced by subtracting therefrom an amount calculated by multiplying the minimum rent by a fraction the numerator of which is the number of square feet taken from the leased premises and the denominator of which is the number of square feet in the leased premises prior to the taking.

     (b) If there is a partial taking of the leased premises and this lease remains in full force and effect pursuant to his Article, Lessor, at its cost, shall accomplish all necessary restoration so that the leased premises is returned as near as practical to its condition immediately prior to the date of the taking, but in no event shall Lessor be obligated to expend more for such restoration than the extent of funds actually paid to Lessor by the condemnor.

29.5 Any award arising from the condemnation or the settlement thereof shall belong to and be paid to the Lessor except that the Lessee shall receive from the award the following, if specified in the award by the condemning authority, so long as it does not reduce the Lessor's award in respect of the real property: Lessee's trade fixtures, personal property, goodwill, loss of business and relocation expenses. At all events the Lessor shall be solely entitled to all award in respect of the real property including the bonus value of the leasehold. The Lessee shall not be entitled to any award until the Lessor has received the above sum in full.

ASSIGNMENT AND SUBLETTING

30.1 Lessee shall not assign this lease, or any interest therein, and shall not sublet the said premises or any part thereof, or any right or privilege appurtenant thereto, or suffer any other person (the agents and servants of Lessee excepted) to occupy or use the said premises, or any portion thereof, without the written consent of Lessor first had and obtained, and a consent to one assignment, subletting, occupation or use by any other person, shall not be deemed to be a consent to any subsequent assignment, subletting occupation or use by another person. Any such assignment or subletting without such consent shall be void at the option of the Lessor, and shall, at the option of Lessor, terminate this lease. This lease shall not, nor shall any interest therein, be assignable, as to the interest of Lessee, by operation of law, without the written consent of Lessor. This Lease is assumable by the FDIC without consent.

30.2 The consent of the Lessor required under Section 30.1 above, may not be unreasonably withheld, provided, should Lessor withhold its consent for any of the following reasons, which list is not exclusive, such withholding shall be deemed to be reasonable:

     (a) A conflict with other uses in the Shopping Center of which the premises form a part;

     (b) Incompatibility of the proposed use with others within the Shopping Center of which the premises form a part;

     (c)  Financial inadequacy of the proposed sublessee or assignee;

     (d) A proposed use or user which would cause a diminution in the reputation of the Shopping Center or the other businesses located therein;

     (e) Wherein the percentage rent clause herein is not suitable for the proposed new assignee or sublessee in that their volume could reasonably be expected to be less than that of the Lessee hereunder;

     (f) A proposed user whose impact on the common facilities or the other tenants in the Shopping Center would be disadvantageous.

In any event, should the Lessor decline to give its consent, and does so without stating a reasonable cause, this lease shall terminate thirty (30) days following written notice from Lessor to Lessee of its election to withhold consent without justifiable reason therefor. At that time, all obligations of both parties hereunder thereafter accruing shall terminate. The purpose of this paragraph is to permit Lessor, at its option, to terminate this lease, and relieve Lessee of continuing liability, in event of a proposed assignment or subletting.

30.3 Notwithstanding the foregoing, the following conditions shall apply to any proposed assignment or sublease hereunder:

     (a) Each and every covenant, condition, or obligation imposed upon Lessee by this lease and each and every right, remedy, or benefit afforded Lessor by this lease shall not be impaired or diminished as a result of such assignment or sublease;

     (b) Any sums of money, or other economic consideration received by Lessee as a result of such subletting, including bonuses, key money, or the like (except rental or other payments received which are attributable to the amortization for the cost of leasehold improvements performed at the expense of the Lessee herein) which exceed, in the aggregate, the total sums which Lessee is obligated to pay lessor under this lease, or the prorated portion thereof if the premises subleased is less than the entire premises, shall be payable to Lessor as additional rental under this lease without affecting or reducing any other obligation of the Lessee hereunder.

     (c) If Lessee is a corporation which is not deemed a public corporation, or is an unincorporated association or partnership, the transfer, assignment or hypothecation of any stock or interest in such corporation, associate or partnership in the aggregate in excess of twenty-five percent (25%) shall be deemed an assignment within this Article 30;

     (d) Lessee shall reimburse Lessor as additional rents for Lessor's reasonable costs and attorney's fees incurred in conjunction with the processing and documentation of any such requested assignment, subletting, transfer, change of ownership or hypothecation of this lease or Lessee's interest in and to the premises;

     (e) Lessor may condition the approval of any assignment or subletting as specified herein upon an increase in the minimum guaranteed rental payable by Lessee or Lessee's successor in interest;

     (f) No subletting or assignment, even with the consent of Lessor, shall relieve Lessee of its obligation to pay the rent and to perform all other obligations to be performed by Lessee hereunder. The acceptance of rent by Lessor from any person shall not be deemed to be a waiver by Lessor of any provision of this lease or to be a consent to any assignment or subletting.

30.4 Notwithstanding anything to the contrary contained herein, at Lessor's election:

     (a) In the event that at any time or from time to tome during the term of this lease, Lessee desires to assign or sublet all or part of the demised premises, Lessee shall notify the Lessor in writing (hereinafter referred to as "Transfer Notice") of the terms of the proposed assignment or subletting, the proposed transferee and the area so proposed to be assigned or sublet and shall give the Lessor the right to accept an assignment or to sublet from Lessee such space (hereinafter referred to as "Transferred Space") on the same terms as those contained in this lease, including the rent which Lessee is then paying for such space, calculated on the basis of the total minimum rent hereunder divided by the total square footage in the entire premises multiplied by the number of square feet to be assigned or sublet. Such option shall be exercisable by Lessor in writing for a period of thirty (30) days after receipt of the Transfer Notice.

     (b) If Lessor fails to exercise such option, and Lessee fails to complete negotiations for a valid and bona fide assignment to or sublease with a third party within sixty (60) days thereafter in accordance with the terms of the Transfer Notice, Lessee shall again comply with all the conditions of this Article 30, as if the notice and option hereinabove referred to had not been given and received.

     (c) In the event Lessor does not exercise its option and Lessee completes negotiations for an assignment or sublease with a third party within the sixty (60) day period, Lessee shall deliver an executed copy of such assignment or sublease to Lessor to obtain its consent as required in this
Article 30. If the Lessor consents to a sublease, then such sublease shall be subject to and made upon the following terms:

          1. Any such sublease shall be subject to the terms of this lease and the term thereof may not extend beyond the expiration of the term of this lease;
          2. The use be made of the Transferred Space shall be a legal use in keeping with the character of the complex and the terms of this lease;
          3. Such assignment or sublease shall not violate any negative covenant as to use contained in any deed of trust affecting the complex; and
          4.  No sublessee shall have a right to further sublet.

     (d) Lessee shall have the right without the consent of Lessor but upon prior written notice to Lessor, to assign this lease to a company incorporated or to be incorporated by Lessee provided that lessee owns or beneficially controls all the issued and outstanding shares in the capital stock of the company. Such assignment shall not, however, relieve Lessee from its obligations for the payment of rent and for the full and faithful observance and performance of the covenants, terms and conditions contained herein.

     (e) No permitted assignment or sublessee shall be valid and no assignee or sublease shall take possession of the premises assigned or sublet unless, within ten (10) days after the execution thereof, Lessee shall deliver to Lessor a duly executed duplicate original of such assignment or sublease in form satisfactory to Lessor which provides (1) the assignee or sublessee assumes Lessee's obligations for the payment of rent and for the full and faithful observance and performance of the covenants, terms and conditions contained herein, and (2) that such assignee or sublessee will, at Lessor's election, attorn directly to Lessor in the event Lessee's lease is terminated for any reason, and (3) such assignment or sublease contains such other assurances as Lessor reasonably deems necessary.

COVENANT NOT TO COMPETE

31.  [DELETED]

ABANDONMENT

32. Lessee shall not vacate or abandon the premises at any time during the term; and if Lessee shall abandon, vacate or surrender the premises, or be dispossesed by process of law, or otherwise, any personal property belonging to Lessee and left on the premises shall be deemed to be abandoned, at the option of Lessor, except such property as may be mortgaged to Lessor.

DEFAULT

33.1 The occurrence of any of the following shall constitute a material default and breach of this lease by Lessee:

     (a) Any failure by Lessee to pay the rental or to make any other payment required to be made by Lessee hereunder when due.

     (b) The abandonment or vacation of the premises by Lessee in violation of Article 32 hereof.

     (c) A failure by Lessee to observe and perform any other provision of this lease to be observed or performed by Lessee, where such failure continues for ten (10) days after written notice thereof by Lessor to Lessee; provided, however, that if the nature of such default is such that the same cannot reasonable be cured within such ten (10) day period, Lessee shall not be deemed to be in default if Lessee shall within such period commence such cure and thereafter diligently prosecute the same to completion.

     (d) Either (1) the appointment of a receiver (except a receiver appointed at the instance or request of Lessor) to take possession of all or substantially all of the assets of Lessee, or (2) a general assignment by lessee for the benefit of creditors, or (3) any action taken or suffered by Lessee under any insolvency or bankruptcy act shall constitute a breach of this lease by Lessee. In such event, Lessor may, at his option, declare this lease terminated and forfeited by Lessee, and Lessor shall be entitled to immediate possession of such premises. Upon such notice of termination, this lease shall terminate immediately and automatically by its own limitation.

     (e) Any two (2) failures by Lessee to observe and perform any provision of this lease during any twelve (12) month period of the term, as such may be extended, shall constitute, at the option of the Lessor, a separate non-curable default.

     (f)  [SECTION DELETED]

     (g)  [SECTION DELETED]

33.2 Under the terms of this Lease numerous charges are and may be due from Lessee to Lessor including, without limitation, common area charges, real estate taxes, insurance reimbursement and other items of a similar nature including advances made by Lessor in respect of Lessee's default at Lessor's option. In event that at any time during the term there is a dispute between the parties as to the amount due for any of such charges claimed by Lessor to be due, the amount demanded by the Lessor shall be paid by the Lessee until the resolution of the dispute between the parties or by litigation. Failure by Lessee to pay the disputed sums until resolution shall constitue a material default and a breach of this lease by Lessee.

REMEDIES UPON DEFAULT

34.1 Lessor and Lessee agree as follows upon Lessor's remedies for any default by Lessee as set forth in Section 33.1 above:

     (a) In the event of any such default by Lessee, then in addition to any other remedies available to Lessor at law or in equity, Lessor shall have the immediate option to terminate this lease and all rights of Lessee hereunder by giving written notice of such intention to terminate. In the event that Lessor shall elect to so terminate this lease, then Lessor may recover from Lessee:

           (i) the worth at the time of award of any unpaid rent which had been earned at the time of such termination; plus

           (ii) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of award exceeds the amount of such rental loss Lessee proves could have been reasonable avoided; plus

           (iii) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that Lessee proves could have been reasonably avoided; plus

           (iv) any other amount necessary to compensate Lessor for all the detriment proximately caused by Lessee's failure to perform his obligations under this lease or which in the ordinary course of things would be likely to result therefrom; and

           (v) at Lessor's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by the law applicable in the State in which the Shopping Center is located.

     (b) The term "rent", as used herein, shall be deemed to be and to mean set minimum rental and all other sums required to be paid by Lessee pursuant to the terms of this lease.

     (c) As used in subparagraphs (a)(i) and (ii) above, the "worth at the time of award" is computed by allowing interest at the rate of ten percent (10%) per annum. As used in subparagraph (a) (iii) above, the "worth at the time of award" is computed by discounting such amount at the discount rate of the Federal Reserve Bank of San Francisco at the time of award plus one percent (1%).

     (d) In the event of any such default by Lessee, (i) Lessor shall also have the right, with or without terminating this lease, to re-enter the premises and remove all persons and property from the premises; such property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of Lessee, and/or at Lessor's option (ii) all of Lessee's fixtures, furniture, equipment, improvements, additions, alterations and other personal property, shall remain upon the premises and in that event, and continuing during the length of such default, Lessor shall have the sole right to take exclusive possession of such property and to use it, rent or charge free, until all defaults are cured or, at Lessor's option, at any time during the term of this lease, to require Lessee to forthwith remove such property. The rights stated herein are in addition to the Landlord's rights described in
Section 35.2.

     (e) In the event of the vacation or abandonment of the premises by lessee or in the event that Lessor shall elect to re-enter as provided in subparagraph

     (d) above, or shall take possession of the premises pursuant to legal proceeding as pursuant to any notice provided by law, then if Lessor does not elect to terminate this lease as provided in subparagraph (a) above, Lessor may from time to time, without terminating this lease, either recover all rental as it becomes due or relet the premises or any part thereof for such term or terms and at such rental or rentals and upon such other terms and conditions as Lessor in its sole discretion, may deem advisable with the right to make alterations and repairs to the premises.

     (f) In the event that Lessor shall elect to so relet, then rentals received by Lessor from such reletting shall be applied: first, to the payment of any indebtedness other than rent due hereunder from Lessee to Lessor; second, to the payment of any cost of such reletting; third, to the payment of the cost of any alterations and repairs to the premises; fourth, to the payment of rent due and unpaid hereunder; and the residue, if any, shall be held by Lessor and applied in payment of future rent as the same may become due and payable hereunder. Should that portion of such rentals received from such reletting during any month, which is applied by the payment of rent hereunder, be less than the rent payable during that month by Lessee hereunder, then Lessee shall pay such deficiency to Lessor immediately upon demand therefor by Lessor. Such deficiency shall be calculated and paid monthly. Lessee shall also pay to Lessor as soon as ascertained, any costs and expenses incurred by Lessor in such reletting or in making such alterations and repairs not covered by the rentals received from such reletting.

     (g) No re-entry or taking possession of the premises or any other action under this paragraph shall be construed as an election to terminate this lease unless a written notice of such intention be given to Lessee or unless the termination thereof be decreed by a Court of competent jurisdiction. Notwithstanding any reletting without termination by Lessor because of any default by Lessee, Lessor may at any time after such reletting elect to terminate this lease for any such default.

FORFEITURE OF PROPERTY

35.1 Lessee agrees that as of the date of termination of this lease or repossession of the premises by Lessor, by way of default or otherwise, it shall remove all personal property to which it has the right to ownership pursuant to the terms of this lease. Any and all such property of Lessee not removed by such date shall, at the option of Lessor, irrevocably become the sole property of Lessor. Lessee waives all rights to notice and all common law and statutory claims and causes of action which it may have against Lessor subsequent to such date as regards the storage, destruction, damage, loss of use and ownership of the personal property affected by the terms of this Article. Lessee acknowledges Lessor's need to relet the premises upon termination of this lease or repossession of the premises and understands that the forfeitures and waivers provided herein are necessary to aid said reletting.

35.2 Lessee hereby grants to Lessor a lien upon and security interest in all fixtures, chattels and personal property of every kind now or hereafter to be placed or installed in or on the premises and agrees that in the event of any default on the part of the Lessee the Lessor shall have all the rights and remedies afforded the secured party by the chapter on "Default" of Division 9 of the Uniform Commercial Code of California on the date of this lease and may, in connection therewith, also (a) enter on the premises to assemble and take possession of the collateral, (b) require Lessee to assemble the collateral and make its possession available to the Lessor at the premises
(c) enter the premises, render the collateral, if equipment, unusable and dispose of it in a manner provided by the Uniform Commercial code of California on borrower's premises. Lessee designates Lessor his attorney-in-fact for purposes of executing such documents as may be necessary to perfect the lien and security interest granted hereunder.

SURRENDER OF LEASE

36. The voluntary or other surrender of this lease by Lessee, or a mutual cancellation thereof, shall not work as a merger, and shall, at the option of Lessor, terminate all or any existing subleases or subtenancies, or may, at the option of Lessor, operate as an assignment to him of any or all such subleases or subtenancies.

SUBORDINATION

37. This lease shall, at the option of the mortgagee, or beneficiary be subordinate to any mortgage or Deed of Trust which shall at any time be placed upon the demised premises or any part thereof or the building of which the demised premises are a portion, and Lessee agrees to execute and deliver any instrument without cost, which may be deemed necessary to further effect the subordination of this lease to any such mortgage or Deed of Trust, provided, however, that the mortgagee agrees that in the event of transfer of title to the demised premises by Lessor to a mortgagee, trustee or beneficiary under said Deed of Trust or to any purchaser therefrom or successor thereto, this lease shall not terminate if Lessee is not in default. Lessee shall attorn to said new owner as if a party hereto regardless of any rule of law to the contrary or absence of privity of contract.

EMPLOYEE PARKING

38. Automobiles of Lessee, its employees and agents shall not park within the parking area except in areas, if any, delineated by Lessor as "employee parking" - the adjacent City public parking garage.

NOTICES

39.1 All notices to be given to either party hereunder may be given in writing, personally or by depositing the same in the United States mail, postage prepaid, certified mail, return receipt requested, at the addresses for the parties as specified in Section 1.2 hereof.

39.2 Either party may change the address to which notices are required to be given by written notice to the other party. All notices shall be deemed effective upon receipt if personally delivered, or upon execution of the return receipt if by United States mail.

39.3 Should Lessee consist of more than one person or entity, they shall be jointly and severally liable on this lease. Each person and/or entity whose signature is affixed to the end of this lease as Lessee, designates each other such person and/or entity their agent for service of process, or notice, in the event of all litigation or dispute arising from Lessee's breach of any obligation imposed by this lease, or otherwise, due from lessee to Lessor.

TRANSFER OF SECURITY

40. If any security be given by Lessee to secure the faithful performance of all or any of the covenants of this lease on the part of Lessee, Lessor may transfer and/or deliver the security, as such, to the purchaser of the reversion, in the event that the reversion be sold, and thereupon Lessor shall be discharged from any further liability in reference thereto.

WAIVER

41. The waiver by Lessor of any breach of any lease provision shall not be deemed to be a waiver of such lease provision or any subsequent breach of the same or any other term, covenant or condition therein contained. The subsequent acceptance of rent hereunder by Lessor shall not be deemed to be a waiver of any preceding breach by Lessee of any provision of this lease, other than the failure of Lessee to pay the particular rental so accepted regardless of Lessor's knowledge of such preceding breach at the time of acceptance of such rent.

HOLDING OVER

42. Any holding over after the expiration of the term hereof, with the consent of the Lessor, shall be construed to be a tenancy from month to month upon the same terms and conditions as existed during the last month of the term hereof, so far as applicable, except that the minimum rental shall be twice the minimum rental in effect immediately prior to the expiration or sooner termination of the lease.

LIMITATION ON LESSOR'S LIABILITY

43. In the event of default, breach, or violation by Lessor (which term includes Lessor's partners, co-venturers, co-tenants, officers, directors, employees, agents, or representatives) of any Lessor's obligations under this lease, Lessor's liability to Lessee shall be limited to its ownership interest in the premises (or its interest in the Shopping Complex, if applicable) or the proceeds of a public sale of such interest pursuant to foreclosure of a judgment against the Lessor. Lessor may, at its option, and among its other alternatives, relieve itself of all liability under this lease by conveying the premises to the Lessee. Notwithstanding any such conveyance, Lessee's leasehold and ownership interest shall not merge.

LATE CHARGES

44. Lessee acknowledges that late payment by Lessee to Lessor of rent or any other payment due hereunder will cause Lessor to incur costs not contemplated by this lease, the exact amount of such costs being extremely difficult and impractical to fix. Such costs include, without limitation, processing and accounting charges, and late charges that may be imposed on Lessor by the terms of any encumbrance and note secured by any encumbrance covering the premises. Therefore, if any installment of rent, or any other payment due hereunder, due from Lessee is not received by Lessor when due, Lessee shall pay to Lessor an additional sum of ten percent (10%) of such rent or other charge as a late charge. The parties agree that this late charge represents a fair and reasonable estimate of the cost that Lessor will incur by reason of late payment by Lessee. Acceptance of any late charge shall not constitute a waiver of Lessee default with respect to the overdue amount, or prevent Lessor from exercising any other rights or remedies available to Lessor. Rent is due the first of each month with late charge imposed on the 10th if rent is not paid.

SUCCESSORS AND ASSIGNS

45. The covenants and conditions herein contained shall, subject to the provisions as to assignment, apply to and bind the heirs, successors, executors, administrators and assigns of all of the parties hereto; and all of the parties hereto shall be jointly and severally liable hereunder.

TIME

46. Time is of the essence of this lease with respect to each and every article, section and subsection hereof.

MARGINAL CAPTIONS

47. The captions in the margins of this lease are for convenience only and are not a part of this lease and do not in any way, limit or amplify the terms and provisions of this lease

EFFECT OF LANDLORD'S CONVEYANCE

48. If during the term of this lease, Lessor shall sell his interest in the Shopping Center, or the premises, then from and after the effective date of sale, Lessor shall be released and discharged from any and all obligations and responsibilities under this lease except those already accrued.

DEFAULT OF LESSOR

49. If Lessor is in default of this lease, and as a consequence Lessee recovers a money judgment against Lessor, the judgment shall be satisfied only out of the proceeds of sale received on execution of the judgment and levy against the right, title, and interest of the landlord in the Shopping Center, and out of the rent or other income from such real property receivable by the Lessor or out of the consideration received by Lessor from the sale or other disposition of all or any part of Lessor's right, title and interest in the Shopping Center. Neither the Lessor nor any of the partners comprising the partnership designated as Lessor (if applicable) shall be personally liable for any deficiency.

OFFSET STATEMENTS

50. Within ten (10) days of request therefor by Lessor, Lessee shall provide a written statement acknowledging the commencement and termination dates of this lease, that it is in full force and effect, has not been modified (or if it has, stating such modifications), and providing any other pertinent information as Lessor or its agent might reasonably request. Failure to comply with this paragraph shall be a material breach of this lease by Lessee giving Lessor all rights and remedies of Article 34. hereof, as well as a right to damages caused by the loss of a loan or sale which may result from such failure by Lessee.

ATTORNEY'S FEES

51. If either party becomes a party to any litigation concerning this lease, the premises, or the building or other improvements of which the premises form a part, by reason of any act or omission of the other party or its authorized representatives, and not by any act or omission of the party that becomes a party to that litigation or any act or omission of its authorized representatives, the party that causes the other party to become involved in the litigation shall be liable to that party for reasonable attorney's fees, court costs, investigation expenses, discovery costs and costs of appeal incurred by it in the litigation.

If either party commences an action against the other party arising out of or in connection with this lease, the prevailing party shall be entitled to have and recover from the losing party reasonable attorney's fees, costs of suit, investigation costs and discovery costs, including costs of appeal.

WAIVER OF CALIFORNIA CODE SECTIONS

52. Lessee waives the provisions of Civil Code Sections 1932(2) and 1933(4) with respect to the destruction of the premises, Civil Code Sections 1941 and 1942 with respect to Lessor's repair duties and Lessee's right to repair, and Code of Civil Procedures Section 1265.130, allowing either party to petition the Superior Court to terminate this lease in the event of a partial taking of the by condemnation as herein defined.

LESSEE'S COVENANTS

53. As additional consideration, which additional consideration induces Lessor to execute this lease, Lessee covenants as follows:

     (a) Illumination of Display Windows. The Lessee shall keep the display window of the leased premises suitably illuminated on each and every day from 8:00 a.m. to midnight unless prohibited by law. Lessor reserves the right to change such hours of illumination form time to time.

     (b)  [SECTION DELETED]

     (c) Floor Load. Lessee shall not place a load upon any floor of the leased premises which exceeds one hundred (100) pounds per square foot. Lessor reserves the right to prescribe the weight, movement and position of all safes and heavy installations which the Lessee wishes to place in the leased premises so as to properly distribute the weight thereof.

     (d) Garbage, Debris, and Refuse. The Lessee shall not place or leave or permit to be placed or left in or upon any part of the common areas any garbage, debris or refuse. Lessee shall deposit all refuse and debris in an area to be designated by Lessor for such purpose. The Lessee shall pay the cost of any garbage and refuse removal on the basis of the volume of such refuse as reasonable determined by Lessor.

     (e) Storage - Delivery of Merchandise. All delivery and dispatch of merchandise, supplies, fixtures, equipment and furniture shall be made and shall be conveyed to or from the leased premises by means and during hours established by the Lessor under the Rules and Regulations. The Lessor shall have no responsibility regarding such delivery or dispatch of merchandise, supplies, fixtures, equipment and furniture. The Lessee shall not at any time park its trucks or other delivery vehicles in common areas except in such parts thereof as may be specifically allocated for such purpose.

     (f) Modifications Required by Lender. It is understood by Lessee that during the term of this lease, Lessor may place new or additional financing upon the Shopping Complex and in that event this lease must be approved by the financing institution making such loans. Accordingly, if any such financial institution requires, as a condition to the making of its loan, any non-substantive modification of this lease, Lessee agrees to enter into an agreement so modifying this lease. In the event Lessee refuses on the grounds that the modification is substantive, that issue only shall be arbitrated as follows. If the parties are unable to agree on the terms of the amendment, then each party, at its own cost and expense, and by giving notice to the other party in writing, shall appoint an arbitrator with at least five (5) years experience with industrial real property leases as an appraiser or Real Estate Broker in the County in which the premises are located (hereinafter "qualified arbitrator"), to arbitrate and set the terms of the amendment. If a party does not appoint a qualified arbitrator within ten (10) days after the other party has given notice of the name of its arbitrator, the singe arbitrator appointed shall be the sole arbitrator and shall set the terms of the amendment. If the two (2) arbitrators are appointed by the parties as stated in this section, they shall meet promptly to select a third qualified arbitrator within ten (10) days after the appointment of the last of the two arbitrators. If they are unable to timely agree on the third arbitrator, either of the parties to this lease, by giving five (5) days notice to the other party, may apply to the then president of the County Real Estate Bard for the county in which the property is located, or to the presiding judge of the highest trial court in the county in which the property is located, for the selection of a third arbitrator. Each of the parties shall bear one-half of the cost of appointing the third arbitrator and of paying the third arbitrator's fee. The third arbitrator, however selected, shall be a person who has not previously acted in any capacity for either party. Within thirty
(30) days after the selection of the third arbitrator, each of the arbitrators shall notify each of the parties hereto, in writing, of its opinion as to the terms of the amendment. If it is determined by such arbitration that Lessee is required to enter into such amendment and if Lessee refuses to execute such amendment within ten (10) days after such determination, then Lessor shall have the right, in addition to any other remedies it may have at law or in equity, by giving written notice to Lessee, to terminate this lease; and upon giving such notice this lease shall terminate and both Lessor and Lessee shall pay any sums owing to the other at the time of such termination.

     (g) Lessor's Right to Cure Default. All covenants and agreements to be performed by the Lessee under any of the terms of this lease shall be at its sole cost and expense and without any abatement of rent. If the Lessee shall fail to pay any sum of money other than rent, required to be paid by it hereunder or shall fail to perform any other act on its part to be performed hereunder and such failure shall have become an event of default as provided herein, the Lessor may, but shall not be obligated to do so, and without waiving or releasing the Lessee from any such obligation, make such payment or perform any such other act on the Lessee's part to be made or performed as provided herein. All sums so paid by the Lessor and all necessary incidental costs shall be deemed additional rent hereunder and shall be payable to the Lessor immediately.

NO PARTNERSHIP

54. It is understood and agreed that nothing contained in this lease nor in any act of the parties hereto shall be deemed to create any relationship between the parties hereto other than the relationship of Lessor and Lessee.

BANKRUPTCY

55. If at any time during the term of this lease there shall be filed by or against Lessee in any court pursuant to any statute either of the United States or of any State a petition in bankruptcy or insolvency or for reorganization or the appointment of a receiver or trustee of all or a portion of Lessee's property, or if a receive or trustee takes possession of any of the assets of Lessee, or if the leasehold interest herein pass to a receiver or trustee, or if Lessee makes an assignment for the benefit of creditors or petitions for, or enters into, an arrangement (and of which are referred to herein as "a bankruptcy event'), then the following provisions shall apply:

     (a) At all events any receiver or trustee in bankruptcy shall either expressly assume or reject this lease within forty-five (45) days following the entry of an "Order for Relief."

     (b) In the event of an assumption of the lease by a debtor or by a trustee, such debtor or trustee shall within fifteen (15) days after such assumption (1) cure any default or provide adequate assurances that defaults will be promptly cured; and (2) compensate Lessor for actual pecuniary loss or provide adequate assurances that compensation will be made for actual pecuniary loss; and (3) provide adequate assurance of future performance.

     (c) Where a default exists in the lease, the trustee or debtor assuming the lease may not require Lessor to provide services or supplies incidental to the lease before its assumption by such trustee or debtor, unless Lessor is compensated under the terms of the lease for such services and supplies provided before the assumption of such lease.

     (d) The debtor or trustee may only assign this lease if: (1) it is assumed; and (2) adequate assurance of future performance by the assignee is provided, whether or not there has been a default under the lease. Any consideration paid by any assignee in excess of the rental reserved in the lease shall be the sole property of, and paid to, Lessor.

     (e) The Lessor shall be entitled to the fair market value for the premises and the services provided by lessor (but in no event less than the rental reserved in the lease) subsequent to the commencement of a bankruptcy event.

     (f) Lessor specifically reserves any and all remedies available to Lessor in Article 34 hereof or and law or in equity in respect of a bankruptcy event by Lessee to the extent such remedies are permitted by law.

MISCELLANEOUS PROVISIONS

56.1 Whenever the singular number is used in this lease and when required by the context, the same shall include the plural, the plural shall include the singular, and the masculine gender shall include the feminine and neuter genders, and the word "person" shall include corporation, firm or association. If there be more than one lessee, the obligations imposed under this lease upon Lessee shall be joint and several.

56.2 This instrument contains all of the agreements, conditions and representations made between the parties to this lease and may not be modified orally in any other manner than by an agreement in writing signed by all of the parties to this lease.

56.3 Except as otherwise expressly stated, each payment required to be made by lessee shall be in addition to and not in substitution for other payments to be made by Lessee.

56.4 The validity of any provision of this lease, as determined by a Court of competent jurisdiction, shall in no way affect the validity of any other provision hereof.

56.5 The preparation and submission of a draft of this lease by either party to the other shall not constitute an offer nor shall either party be bound to any terms of this lease or the entirety of the lease itself until both parties have fully executed a final document and an original signature document has been received by both parties. Until such time as describe in the previous sentence, either party is free to terminate negotiations with no obligation to the other.

IN WITNESS WHEREOF, Lessor and Lessee have executed this lease this 12th day of September 1996.
                    --------------------------------

LESSOR

SALVIO PACHECO SQUARE INVESTORS

By: IRM Corporation, General Partner
    --------------------------------

By: /s/ LAWRENCE VAN DUYN
    --------------------------------
        Lawrence Van Duyn,
        President

LESSEE

By: CONTINENTAL PACIFIC BANK
    --------------------------------

By: /s/ ANDREW S. POPOVICH
    --------------------------------
        Andrew S. Popovich,
        EVP/CFO
        9/10/96


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SALVIO PACHECO SQUARE
---------------------

EXHIBIT A
---------------------

LEGAL DESCRIPTION
---------------------


The land is situated in the City of Concord, County of Contra Costa, State of California, and is described as follows:

Parcel A, as shown on that certain map of Subdivision M.S. C. 14-82, filed September 15, 1982 in Book 102 of Parcel Maps, at page 45, Contra Costa County records.


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SALVIO PACHECO SQUARE
---------------------

EXHIBIT B
---------------------

SITE PLAN
---------------------

[THIS PAGE IS A MAP OF SALVIO PACHECO SQUARE]


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SALVIO PACHECO SQUARE
---------------------

EXHIBIT C
---------------------

CONSTRUCTION
---------------------

[THIS PAGE IS A MAP OF THE PREMISES TO BE LEASED]


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SALVIO PACHECO SQUARE
---------------------

EXHIBIT D
---------------------

ACKNOWLEDGMENT OF COMMENCEMENT
------------------------------


This Acknowledgment is made as of ___________, with reference to that certain Lease Agreement (hereinafter referred to as the "lease") dated __________, by and between _____________, as "Lessor" therein, and ____________, as "Lessee".

The undersigned hereby confirms the following:

1. That the Lessee accepted possession of the Demised Premises (as described in said lease) on _________, and acknowledges that the premises are as represented by Lessor and in good order, condition and repair; and that the improvements, if any, required to be constructed for Lessee by Lessor under this lease have been so constructed and are satisfactorily completed in all material respects.

2. That all conditions of said lease to be performed by Lessor prerequisite to the full effectiveness of said lease have been satisfied and that Lessor has fulfilled all of its duties of an inducement nature.

3. That in accordance with the provisions of Article 4 of said lease the commencement date of the term is ______, and that, unless sooner terminated, the original term thereof expires on ______.

4. That said lease is in full force and effect and that the same represents the entire agreement between Lessor and Lessee concerning said lease.

5. That there are no existing defenses which Lessee has against the enforcement of said lease by Lessor, and no offsets or credits against rentals.

6. That the minimum rental obligation of said lease is presently in effect and that all rental, charges and other obligations on the part of Lessee under said lease commenced to accrue on ________________.

7. That the undersigned Lessee has not made any prior assignment, hypothecation or pledge of said lease or of the rents thereunder.


LESSEE:

BY: _____________________

BY: _____________________


******************************************************************************


SALVIO PACHECO SQUARE
---------------------

EXHIBIT E
---------------------

RULES AND REGULATIONS
---------------------

1. The sidewalks, halls, passages, exits, entrances, elevators and stairways of the Building shall not be obstructed by any of the Lessees or used by them for any purpose other than for ingress to and egress from their respective premises. The halls, passages, exits, entrances, elevators and stairways are not for the general public, and Lessor shall in all cases retain the right to control and prevent access thereto of all persons whose presence in the judgment of Lessor would be prejudicial to the safety, character, reputation and interests of the Building and its Lessees, provided that nothing herein contained shall be construed to prevent such access to persons with whom any Lessee normally deals in the ordinary course of its business, unless such persons are engaged in illegal activities. No Lessee and no employee or invitee of any Lessee shall go upon the roof of the Building.

2. No sign, placard, picture, name, advertisement or notice visible from the exterior of any Lessee's premises shall be inscribed, painted, affixed or otherwise displayed by any Lessee on any part of the Building without the prior written consent of Lessor. Lessor will adopt and furnish to Lessee general guidelines relating to signs inside the Building on the office floors. Lessee agrees to conform to such guidelines, but may request approval of Lessor for modifications, which approval will not be unreasonably withheld. All approved signs or lettering on doors shall be printed, painted, affixed or inscribed at the expense of the Lessee by a person approved by Lessor which approval will not be unreasonably withheld. Material visible from outside the Building will not be permitted.

3. The premises shall not used for the storage of merchandise held for sale to the general public or for lodging. No cooking shall be done or permitted by any Lessee on the premises, except that use by the Lessee of Underwriters' Laboratory approved equipment for brewing coffee, tea, hot chocolate and similar beverages and the use of microwave ovens shall be permitted, provided that such use is in accordance with all applicable federal, state and city laws, codes, ordinances, rules and regulations.

4.  [SECTION DELETED]

5.  [SECTION DELETED]

6. The elevator shall be available for movement of freight or equipment to the upper floors by all Lessees in the Building, subject to such reasonable scheduling as Lessor in its discretion shall deem appropriate. Scheduling by Lessor is necessary so that appropriate protection can be installed to prevent damage to the elevator interior. The Lessee should acknowledge that elevator scheduling for vertical freight movement may be scheduled for "off-peak" hours since the elevator's primary purpose is for passenger transportation. The persons employed to move such freight or equipment in or out of the Building must be acceptable to Lessor. Lessor shall have the right to prescribe the weight, size and position of all equipment, materials, furniture or other property brought into the Building. Heavy objects shall, if considered necessary by Lessor, stand on wood strips of such thickness as to necessary to properly distribute the weight. Lessor will not be responsible for loss of or damage to any such property from any cause, and all damage done to the Building by moving or maintaining such property shall be repaired at the expense of Lessee.

7. No Lessee shall use or keep in the premises or the Building any kerosene, gasoline or inflammable or combustible fluid or material other than limited quantities thereof reasonably necessary for the operation or maintenance of office equipment, or, without Lessor's prior written approval, use any method of heating or air conditioning other than that supplied by Lessor. No Lessee shall use or keep or permit to be used or kept any foul or noxious gas or substance in the premises, or permit or suffer the premises to be occupied or used in a manner offensive or objectionable to Lessor or other occupants of the Building by reason of noise, odors or vibrations, or interfere in any way with other Lessees or those having business therein.

8. Lessor shall have the right, exercisable without notice and liability to any Lessee, to change the name and street address of the Building.

9. Lessor reserves the right to exclude from the Building between the hours of 6 p.m. and 7 a.m. and at all hours on Sundays, legal holidays and after 1 p.m. on Saturdays all persons who do not present a pass to the Building signed by Lessor. Lessor will furnish passes to persons for whom any Lessee requests the same in writing. Each Lessee shall be responsible for all persons for whom it requests passes and shall be liable to Lessor for all acts of such persons. Lessor shall in no case be liable for damages for any error with regard to the admission to or exclusion from the Building of any person. In the case of invasion, mob, riot, public excitement or other circumstance rendering such action advisable in Lessor's opinion, Lessor reserves the right to prevent access to the Building during the continuance of the same by such action as Lessor may deem appropriate, including closing doors.

10. The directory of the Building will be provided for the display of the name and location of Lessee and a reasonable number of the principal officers and employees of Lessees, and Lessor reserves the right to exclude any other names therefrom. Any additional name which Lessee shall desire to place upon said bulletin board must first be approved by Lessor, and, if so approved, a charge will be made therefor.

11. No curtains, draperies, blinds, shutters, shades, screens, or other coverings, hangings or decorations shall be attached to, hung or placed in, or used in connection with any window of the Building without the prior written consent of Lessor. In any event, with the prior written consent of Lessor, such items shall be installed on the office side of Lessor's standard window covering and shall in no way be visible from the exterior of the building.

12. No Lessee shall obtain for use in the premises, ice, drinking water, food beverage, towel or other similar services, except at such reasonable hours and under such reasonable regulations as may be fixed by Lessor.

13. Each Lessee shall see that the doors of its premises are closed and locked and that all water faucets, water apparatus and utilities are shut off before Lessee or Lessee's employees leave the premises, so as to prevent waste or damage, and for any default or carelessness in this regard Lessee shall make good all injuries sustained by other tenants or occupants of the Building or Lessor. On multiple-tenancy floors, all Lessees shall keep the doors to the Building corridors closed at all times except for ingress and egress.

14. The toilet rooms, toilets, urinals, wash bowls and other apparatus shall not be used for any purpose other than that for which they were constructed, no foreign substance of any kind whatsoever shall be thrown therein and the expense of any breakage, stoppage or damage resulting from the violation of this rule shall be borne by the Lessee who, or whose employees or invitees, shall have caused it.

15. Except with the prior written consent of Lessor, no Lessee shall sell, or permit the sale at retail, or newspapers, magazines, periodicals, theatre tickets or any other goods or merchandise to the general public in or on the premises, nor shall any Lessee carry on, or permit or allow any employee or other person to carry on, the business of stenography, typewriting or any similar business in or from the premises for the service or accomodation of occupants of any other portion of the Building, nor shall the premises of any Lessee be used for manufacturing of any kind, or any business or activity other that that specifically provided for in such Lessee's lease.

16. No Lessee shall install any radio or television antenna, loudspeaker, or other device on the roof, overheads, planters, or exterior walls of the Building.

17. There shall not be used in any space, or in the public halls of the Building, either by any Lessee or others, any hand trucks except those equipped with rubber tires and side guards or such other material handling equipment as Lessor may approve. No other vehicles of any kind shall be brought by any Lessee into the Building or kept in or about its premises.

18. Each Lessee shall store all its trash and garbage within its premises. No material shall be placed in the trash boxes or receptacles if such material is of such nature that it may not be disposed of in the ordinary and customary manner of removing and disposing of trash and garbage in the City of Concord without being in violation of any law or ordinance governing such disposal. All garbage and refuse disposal shall be made only through entryways and elevators provided for such purposes and at such times as Lessor shall designate.

19. No vending machines or machines of any description shall be installed, maintained or operated upon the Premises without the written consent of Lessor.

20. Landlord shall have the right to control and operate the public portions of the Building, and the public facilities, and heating and air conditioning, as well as facilities furnished for the common use of the tenants, in such manner as it deems best for the benefit of the tenants generally.

21. Canvassing, peddling, soliciting, and distribution of handbills or any other written materials in the Building are prohibited, and each Lessee shall cooperate to prevent the same.

22. The requirements of the Lessees will be attended to only upon application by telephone or in person at the office of the Building. Employees of Lessor shall not perform any work or do anything outside of their regular duties unless specifically instructed by Lessor.

23. Lessor may waive any one or more of these Rules and Regulations for the benefit of any particular Lessee or Lessees, but no such waiver by Lessor shall be construed as a waiver of such Rules and Regulations in favor or any other Lessee or Lessees, nor prevent Lessor from thereafter enforcing any such Rules and Regulations against any or all of the Lessees of the Building.

24. These Rules and Regulations are in addition to, and shall not be construed to in any way modify or amend, in whole or in part, the terms, covenants, agreements and conditions of any lease of premises in the Building.

25. Lessor reserves the right to make such other and reasonable rules and regulations as in its judgment may from time to time be needed for the safety, care and cleanliness of the Building, and for the preservation of good order therein.


******************************************************************************


SALVIO PACHECO SQUARE
---------------------

EXHIBIT "F"
---------------------

SIGNAGE
---------------------

Lessee may utilize the existing sign above the entry by having the sign face changed as approved by Lessor and City of Concord.


******************************************************************************


ADDENDUM A

1. RENT ADJUSTMENTS: After commencement of Lease, rents to be adjusted as follows:

10/1/97 to 9/30/99  $1.30/sq. ft. = $3,725.80

2. SECURITY DEPOSIT: Continental Pacific Bank will post a security deposit in the form of a Certificate of Deposit in a major California bank, payable to Lessor in the amount of three (3) times the monthly base rent with interest thereon accruing to the account to Continental Pacific Bank. Lessor shall have the right to draw upon the Certificate of Deposit in the event of default by Lessee in the payment of rent or additional charges under the Lease for a period of 30 days after notice is given by Lessor.

3. OPTION TO RENEW: Tenant shall have the option to extend the Term on all the provisions herein for an additional five years (the Extended Term), commencing immediately on the day following the expiration of the initial term and expiring five years after the Extended Term Commencement Date. Tenant may exercise its option hereunder by giving written notice of the exercise of the Option to Landlord at least 30 days before the expiration of the initial term.

The monthly rend payable under paragraph 1.5 of attached Lease will not be more that $1.30/sq. ft. adjusted for any increase in the Consumer Price Index of the Bureau of Labor Statistics of the U.S. Department of Labor for CPIU (All Urban Consumers) for San Francisco, Oakland, San Jose, California. The minimum annual increase shall be three percent (3%) and the maximum annual increase shall be five percent (5%). The base CPI will be September, 1999.


LESSOR:

    SALVIO PACHECO SQUARE INVESTORS
By: IRM Corporation, General Partner
    --------------------------------
By: /s/ Lawrence Van Duyn
    --------------------------------
        Lawrence Van Duyn, President

LESSEE:

    CONTINENTAL PACIFIC BANK
    --------------------------------
By: /s/ ANDREW S. POPOVICH
    --------------------------------
        Andrew S. Popovich
        EVP/CFO
        9/10/96

                                    FORM 10-QSB

                        SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


For the period ending    SEPTEMBER 30, 1997
                         ------------------

Commission file number   0-27856
                         ------------------

CALIFORNIA COMMUNITY BANCSHARES CORPORATION
-----------------------------------------------------------------
(Exact name of small business issuer as specified in its charter)

DELAWARE                                        68-0366324
------------------------------------------    -------------------
(State or other jurisdiction of               (IRS Employer
incorporation or organization)                Identification No.)

555 Mason Street, Suite 280, Vacaville, CA      95688-4612
------------------------------------------    -------------------
(Address of principal executive offices)      (ZIP Code)

(707) 448-1200
------------------------------------------
(Issuer's telephone number)


   Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the
past 90 days.  YES [ X ] NO [   ]


APPLICABLE ONLY TO CORPORATE ISSUERS:

   State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date:
1,096,164


Transitional Small Business Disclosure Format (check one):
YES [   ] NO [ X ]






                                   INDEX
          CALIFORNIA COMMUNITY BANCSHARES CORPORATION AND SUBSIDIARIES

PART I - FINANCIAL INFORMATION                                             3

 Item 1 - Financial Statements                                             3

   Condensed Consolidated Balance Sheets                                   3
   Condensed Consolidated Statements of Income                             4
   Condensed Statements of Cash Flows                                      5
   Condensed Consolidated Statement of Changes in Shareholders' Equity     6
   Notes to Condensed Consolidated Financial Statements                    7

 Item 2 - Management's Discussion and Analysis of Financial Condition
         And Results of Operations                                         8

   Overview                                                                9
   Condensed Comparative Income Statement                                 10
   Net Interest Income / Net Interest Margin                              11
   Analysis of Changes in Net Interest Margin on Average
      Earning Assets                                                      14
   Analysis of Volume and Rate Changes on Net Interest Income
      and Expense                                                         18
   Provision for Loan Losses                                              19
   Non Interest Income                                                    20
   Non Interest Expense                                                   20
   Provision for Income Taxes and Net Income                              21
   Loans                                                                  21
   Securities                                                             22
   Nonperforming Assets                                                   22
   Allowance for Loan Losses                                              24
   Liquidity                                                              24
   Equity                                                                 26

PART II - OTHER INFORMATION                                               27

 Item 1 - Legal Proceedings                                               27
 Item 2 - Changes in Securities                                           27
 Item 3 - Defaults Upon Senior Securities                                 27
 Item 4 - Submission of Matters to a Vote of Security Holders             27
 Item 5 - Other Information                                               27
 Item 6 - Exhibits and Reports of Form 8-K                                27

SIGNATURES                                                                28

















PART I - FINANCIAL INFORMATION
ITEM 1 - FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEETS
California Community Bancshares Corporation
(In Thousands, except share information)(Unaudited)

                                                 --------   --------
ASSETS                                           09/30/97   12/31/96
                                                 --------   --------
Cash and due from banks                          $ 11,519   $ 10,825
Federal funds sold                                      0      6,115
                                                 --------   --------
Total cash and cash equivalents                    11,519     16,940

Available for sale securities, at fair value       51,161     52,569
Loans receivable:                                 121,141    113,625
 Less:  Allowance for loan losses                   1,220      1,101
        Deferred loan fees                            511        599
                                                 --------   --------
Net loans receivable                              119,410    111,925
Premises and equipment, net of accumulated depr.    2,154      2,284
Investments in real estate development              4,401      4,483
Other real estate owned                               196        150
Goodwill                                              513        540
Accrued interest receivable and other assets        2,889      2,938
                                                 --------   --------
TOTAL ASSETS                                     $192,243   $191,829
                                                 ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Deposits:
 Non interest bearing                            $ 29,646   $ 26,882
 Interest bearing:
  Transaction                                      23,268     21,467
  Savings                                          58,652     61,298
  Time:
    $100,000 or more                               21,536     20,881
    Other time                                     37,322     39,815
                                                 --------   --------
Total deposits                                    170,424    170,343
Repurchase agreements                                 324        992
Other borrowed funds                                2,650      2,650
Accrued interest payable and other liabilities        896        785
Convertible subordinated debentures                 2,503      3,690
                                                 --------   --------
TOTAL LIABILITIES                                $176,797   $178,460

SHAREHOLDERS' EQUITY
Preferred Stock, no par value, Series A,
  authorized 1,000,000 shares; none outstanding         0          0
Common stock, $.10 par value, authorized
  4,000,000 shares; Outstanding, 1,096,164 at
  Sept 30, 1997 and 994,519 at December 31, 1996   12,339     11,135
Retained earnings                                   3,296      2,510
Unrealized loss on available for sale
  securities (net of tax)                        (    189)  (    276)
                                                 --------   --------
TOTAL SHAREHOLDERS' EQUITY                         15,446     13,369
                                                 --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $192,243   $191,829
                                                 ========   ========
-----------------------------------------------------------------------------
See Notes to Condensed Consolidated Financial Statements (Unaudited)




CONDENSED CONSOLIDATED STATEMENTS OF INCOME
California Community Bancshares Corporation
(In Thousands, except share information)(Unaudited)
                                       ---------------------
---------------------
                                       For the Three Months     For the Nine
months
                                          Ended Sept 30,           Ended Sept
30,
                                       ---------------------
---------------------
                                         1997        1996         1997
1996
                                       ---------   ---------    ---------
---------
INTEREST INCOME:
 Loans and Loan Fees                   $   2,836   $   2,702    $   8,181
$   8,044
  Securities:
   Taxable                                   714         462
2,148       1,205
   Exempt from Federal Tax                    59          87
179         273
 Federal Funds Sold                           23          19
92          73
                                       ---------   ---------    ---------
---------
 Total Interest Income                 $   3,632   $   3,270    $  10,600
$   9,595

INTEREST EXPENSE:
 Time Deposits $100,000 or More        $     288   $     263    $     858
$     759
 Other Deposits                            1,124         948
3,360       2,783
 Federal Funds and Repurchase
  Agreements Purchased                        10          13
25          41
 Other Borrowed Funds                         59          55
167          92
 Convertible Subordinated Debentures          45          78
173         234
                                       ---------   ---------    ---------
---------
 Total Interest Expense                    1,526       1,357
4,583       3,909
                                       ---------   ---------    ---------
---------
NET INTEREST INCOME                        2,106       1,913
6,017       5,686
PROVISION FOR LOAN LOSSES                     75          69
244         276
                                       ---------   ---------    ---------
---------
NET INTEREST INCOME AFTER
 PROVISION FOR LOAN LOSSES                 2,031       1,844
5,773       5,410
                                       ---------   ---------    ---------
---------
NON INTEREST INCOME:
 Service Charges on Deposit Accounts         227         222
663         623
 Net Gain on Sale of AFS Securities            0           5
42           8
 Other Fees and Charges                      134          90
324         407
 Income from Real Estate Development         131         130
395         390
                                       ---------   ---------    ---------
---------
 Total Non Interest Income                   492         447
1,424       1,428
                                       ---------   ---------    ---------
---------
NON INTEREST EXPENSES:
 Salaries and Employee Benefits              883         787
2,528       2,436
 Occupancy                                   368         333
1,093       1,010
 Other Expense                               481         452
1,367       1,330
 Real Estate Development Expenses             78          76
226         215
                                       ---------   ---------    ---------
---------
 Total Non Interest Expenses               1,810       1,648
5,214       4,991
                                       ---------   ---------    ---------
---------
INCOME BEFORE PROVISION FOR INCOME TAXES     713         643
1,983       1,847
PROVISION FOR INCOME TAXES                   264         254
729         711
                                       ---------   ---------    ---------
---------
NET INCOME                             $     449   $     389    $   1,254
$   1,136
                                       =========   =========    =========
=========
NET INCOME PER COMMON AND
EQUIVALENT SHARE:
 Primary                               $    0.38   $    0.38    $    1.12
$    1.12
                                       =========   =========    =========
=========
 Fully Diluted                         $    0.35   $    0.33    $    1.00
$    0.96
                                       =========   =========    =========
=========
Weighted Average Shares Used to
 Compute Income Per Common and
 Equivalent Shares:
  Primary                              1,169,240   1,025,539    1,116,276
1,013,305
  Fully Diluted                        1,365,554   1,326,715    1,349,767
1,319,841
--------------------------------------------------------------------------------
-
See Notes to Condensed Consolidated Financial Statements (Unaudited)
CONDENSED STATEMENTS OF CASH FLOWS
California Community Bancshares Corporation (In Thousands)(Unaudited)
                                                     -----------------------
                                                         Nine Months Ended
                                                           September 30,
                                                     -----------------------
                                                       1997           1996
                                                     --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                           $  1,254       $  1,136
Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
   Depreciation and Amortization                          598            476
   Provision for Loan Losses                              244            276
   Net Gain on the Sale of Available
    for Sale Securities                              (     42)      (      8)
   Gain on the Sale of Premises and Equipment        (      6)      (      7)
   Effect of Changes in:
    Interest Receivable and Other Assets and Goodwill(     11)      (     79)
    Interest Payable and Other Liabilities                111       (     79)
                                                     --------       --------
Net Cash Provided by Operating Activities               2,148          1,715
                                                     --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of Available for Sale Securities          ( 12,380)      (  8,621)
 Proceeds from Sales of Available for Sale Securities   6,015              0
 Proceeds from Maturities, Calls or Repayments of
  Available for Sale Securities                         7,734          2,598
 Net Change in Loans Receivable                      (  7,729)      (  3,260)
 Change in Other Real Estate Owned                   (     46)            32
 Purchases of Premises and Equipment                 (    222)      (    338)
 Proceeds from Sales of Premises and Equipment             14             14
 Change in Investments in Real Estate Development    (      4)             7
                                                     --------       --------
Net Cash Used in Investing Activities                (  6,618)      (  9,568)
                                                     --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net Change in Deposits:
  Non-interest Bearing                                  2,764          2,998
  Interest-bearing                                   (  2,683)         4,278
 Net Change in Repurchase Agreements                 (    668)           425
 Net Change in Other Borrowed Funds                         0          2,650
 Cash Dividends Paid                                 (    468)       (   414)
 Cash Proceeds from Stock Options Exercised               104             14
                                                     --------       --------
Net Cash Provided (Used) by Financing Activities     (    951)         9,951
                                                     --------       --------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS          (  5,421)         2,098
CASH AND CASH EQUIVALENTS:
 Beginning of Period                                   16,940         11,261
                                                     --------       --------
 End of Period                                       $ 11,519       $ 13,359
                                                     ========       ========
ADDITIONAL INFORMATION:
 Common stock issued on conversion of debentures
  net of debenture offering costs of $70,000 and
  $13,000 in 1997 and 1996.                          $  1,100       $    160
                                                     ========       ========
 Transfer of foreclosed loans from loans receivable
  to other real estate owned                         $    263       $      0
                                                     ========       ========
 Cash Payments
  Income Tax Payments                                $    793       $    513
                                                     ========       ========
  Interest Payments                                  $  4,596       $  4,010
                                                     ========       ========
-----------------------------------------------------------------------------
See Notes to Condensed Consolidated Financial Statements (Unaudited)
CONDENSED CONSOLIDATED STATEMENT OF IN CHANGES IN SHAREHOLDERS' EQUITY California Community Bancshares Corporation
(In Thousands, Except Number of Shares)(Unaudited)

                        ------------------------------------------------------
                           Common Stock                  Unrealized
                        --------------------             Loss on
                                                         Investment
                        Number of                        Available    Share -
                        Shares                Retained   For Sale     holders'
                        Outstanding  Amount   Earnings   Securities   Equity
                        -----------  -------  --------   ----------   -------
Balance at
 December 31, 1996          994,519  $11,135  $  2,510   ($     276)  $13,369

 Stock Options Exercised      4,622       50                               50
 Common Stock issued on
  Conversion of Debentures    1,176       14                               14
 Cash Dividend
    on Common Stock                           (    150)               (   150)
 Net Change in Unrealized
    Loss - On available
    for sale securities                                  (      134)  (   134)
 Net Income,
                                                   364                    364
                        -----------  -------   -------   ----------   -------
 Balance at
   March 31, 1997         1,000,317  $11,199   $ 2,724   ($     410)  $13,513
                        ===========  =======   =======   ==========   =======

 Stock Options Exercised      2,928       26                               26
 Common Stock issued on
  Conversion of Debentures   72,312      853                              853
 Cash Dividend
    on Common Stock                           (    156)               (   156)
 Net Change in Unrealized
    Loss - On available
    for sale securities                                          98        98
 Net Income,                                       441                    441
                        -----------  -------   -------   ----------   -------
 Balance at
   June 30, 1997          1,075,557  $12,078   $ 3,009   ($     312)  $14,775
                        ===========  =======   =======   ==========   =======

 Stock Options Exercised      1,000       28                               28
 Common Stock issued on
  Conversion of Debentures   19,607      233                              233
 Cash Dividend
    on Common Stock                           (    162)               (   162)
 Net Change in Unrealized
    Loss - On available
    for sale securities                                         123       123
 Net Income,                                       449                    449
                        -----------  -------   -------   ----------   -------
 Balance at
   Sept 30, 1997          1,096,164  $12,339   $ 3,296   ($     189)  $15,446
                        ===========  =======   =======   ==========   =======
------------------------------------------------------------------------------
See Notes to Condensed Consolidated Financial Statements (Unaudited)









NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of California Community Bancshares Corporation (the "Company") include the accounts of the Company and its subsidiary Bank, Continental Pacific Bank. Significant inter company items and transactions have been eliminated. Such financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) and, in Management's opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for such interim periods. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to SEC rules or regulations; however, the Company believes that the disclosures made are adequate to make
the information presented not misleading.   For further information, refer to
the consolidated financial statements and notes thereto included in the Company's annual report on Form 10-KSB for the fiscal year ended December 31, 1996. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ended December 31, 1997.

NOTE B - ACCOUNTING PRONOUNCEMENTS

     On January 1, 1997, the Company adopted Statement of Financial Accounting Standard No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This standard is based on consistent application of a financial - components approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. The Company has determined that the adoption of this standard did not have a material effect on the Company's financial position or results of operations.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). The Company is required to adopt SFAS 128 in the fourth quarter of fiscal 1997 and at that time will restate earnings per share (EPS) data for prior periods to conform with SFAS 128. Earlier application is not permitted.

     SFAS 128 replaces current EPS reporting requirements and requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     If SFAS 128 had been in effect during the current and prior year periods, basic EPS would have been $.41 and $.38 for the quarters ended September 30, 1997 and 1996 and $1.19 and $1.16 for the nine months ended September 30, 1997 and 1996. Diluted EPS under SFAS 128 would not have been significantly different from fully diluted EPS currently reported for the periods.

     In June 1997, the FASB adopted SFAS No. 130 "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     CERTAIN STATEMENTS IN THIS QUARTERLY REPORT ON FORM 10-QSB INCLUDE FORWARD-LOOKING INFORMATION WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND ARE SUBJECT TO THE "SAFE HARBOR" CREATED BY THOSE SECTIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING FACTORS: COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY AND AN INCREASE IN THE PROVISION FOR POSSIBLE LOAN LOSSES; CHANGES IN THE REGULATORY ENVIRONMENT; CHANGES IN BUSINESS CONDITIONS, PARTICULARLY IN SOLANO AND CONTRA COSTA COUNTIES; VOLATILITY OF RATE SENSITIVE DEPOSITS; OPERATIONAL RISKS INCLUDING DATA PROCESSING SYSTEM FAILURES OR FRAUD; ASSET / LIABILITY MATCHING RISKS AND LIQUIDITY RISKS; AND CHANGES IN THE SECURITIES MARKETS.

     THEREFORE, THE INFORMATION SET FORTH THEREIN SHOULD BE CAREFULLY CONSIDERED WHEN EVALUATING THE BUSINESS PROSPECTS OF THE COMPANY AND THE BANK.

     MOREOVER, WHENEVER PHRASES SUCH AS, OR SIMILAR TO, "IN MANAGEMENT'S OPINION", "MANAGEMENT BELIEVES", OR "MANAGEMENT CONSIDERS" ARE USED, SUCH STATEMENTS ARE AS OF, AND BASED UPON THE KNOWLEDGE OF MANAGEMENT, AT THE TIME MADE AND ARE SUBJECT TO CHANGE BY THE PASSAGE OF TIME AND/OR SUBSEQUENT EVENTS, AND ACCORDINGLY SUCH STATEMENTS ARE SUBJECT TO THE SAME RISKS AND UNCERTAINTIES NOTED ABOVE WITH RESPECT TO FORWARD-LOOKING STATEMENTS.

     California Community Bancshares Corporation and subsidiary (the "Company") is a single bank holding company for Continental Pacific Bank (the "Bank"), a California state-chartered nonmember Bank, which has one subsidiary, Conpac Development Corporation. The following discussion of the Company's financial condition and results of operations is designed to provide a better understanding of the changes and trends related to the Company's financial condition, liquidity and capital resources. The discussion should be read in conjunction with the Consolidated Financial Statements of the Company. The Company has not commenced any business operations independent of the Bank; therefore, the following discussion pertains primarily to the Bank. Average balances are generally comprised of daily balances.

OVERVIEW

     The Company posted record earnings for the three and nine month periods ended September 30, 1997. Net income for the three months ended September 30, 1997 was $449,000, up 15.4% from the $389,000 posted in the third quarter of 1996. Fully diluted quarterly earnings per share increased to $.35 from $.33 recorded in the same period last year. Net income for the nine months ended September 30, 1997, was $1,254,000, up 10.4% from the $1,136,000 reported for the same period in the prior year. Year to date fully diluted earnings per share increased to $1.00 from $.96 for the prior period.

     In the third quarter of 1997, both net interest income and non interest income increased 10.1%, improving by $193,000 and $45,000, respectively. These improvements were offset by a $162,000 or a 9.8% increase in non interest expense.

     In the first nine months of 1997, net income was improved by a $331,000 or a 5.8% increase in net interest income offset by a $4,000 (less than a 1.0%) decline in non interest income and a $223,000 or a 4.5% increase in non interest expense.

     Assets of the Company totalled $192.2 million at September 30, 1997, a $.4 million increase over the 1996 end of year figure. Loans increased $7.5 million, while investments declined $1.4 million and cash and cash equivalents declined $5.4 million. On the liabilities side of the ledger, total borrowings declined by $1.9 million, while shareholders equity increased by $2.1 million. During this period $1.2 million of convertible subordinated debentures were converted to common stock.

     Return on Average Assets (ROA) was .93% and Return on Average Equity
(ROE) was 11.98% in the third quarter of 1997. For the same quarter in 1996, these ratios were .93% and 12.22%, respectively. At September 30, 1997, the Company had a leverage capital ratio of 7.90%, a Tier 1 risk based capital ratio of 10.98% and a total risk-based capital ratio of 13.68%. These compare to 7.04%, 9.92% and 13.55%, respectively at December 31, 1996.

     ROA was .88% and ROE was 11.79% in the first nine months of 1997. For the same period in 1996, these ratios were .93% and 12.03%, respectively.

     The following tables provide a summary of the major elements of income and expense for the third quarter of 1997 compared with the third quarter of 1996 as well as 1997 year to date income components compared to 1996 year to date figures.


CONDENSED COMPARATIVE INCOME STATEMENT
California Community Bancshares Corporation
(In Thousands, Except Earnings per Common and Equivalent Share)

                                 ------------------      -------------------
                                    Three Months          Percentage Change
                                   Ended Sept 30,        Increase (Decrease)
                                 ------------------      -------------------

                                  1997        1996
                                 ------      ------
Interest Income                  $3,632      $3,270             11.1%
Interest Expense                  1,526       1,357             12.5
                                 ------      ------
Net Interest Income               2,106       1,913             10.1
Provision for Loan Losses            75          69              8.7
                                 ------      ------
 Net Interest Income after
  Provision for Loan Losses       2,031       1,844             10.1
Non Interest Income                 492         447             10.1
Non Interest Expenses             1,810       1,648              9.8
                                 ------      ------
Income Before Income Taxes          713         643             10.9
 Provision for Income Taxes         264         254              3.9
                                 ------      ------
 Net Income                      $  449      $  389             15.4%
                                 ======      ======
Primary Earnings per Common
 and Equivalent Share            $ 0.38      $ 0.38              0.0%
Fully Diluted Earnings per
 Common and Equivalent Share     $ 0.35      $ 0.33              6.1%
-----------------------------------------------------------------------------




















CONDENSED COMPARATIVE INCOME STATEMENT
California Community Bancshares Corporation
(In Thousands, Except Earnings per Common and Equivalent Share)

                                 ------------------      -------------------
                                    Nine Months           Percentage Change
                                   Ended Sept 30,        Increase (Decrease)
                                 ------------------      -------------------

                                  1997        1996
                                 -------     ------
Interest Income                  $10,600     $9,595             10.5%
Interest Expense                   4,583      3,909             17.2
                                 -------     ------
Net Interest Income                6,017      5,686              5.8
Provision for Loan Losses            244        276            (11.6)
                                 -------     ------
 Net Interest Income after
  Provision for Loan Losses        5,773      5,410              6.7
Non Interest Income                1,424      1,428            ( 0.3)
Non Interest Expenses              5,214      4,991              4.5
                                 -------     ------
Income Before Income Taxes         1,983      1,847              7.4
 Provision for Income Taxes          729        711              2.5
                                 -------     ------
 Net Income                      $ 1,254     $1,136             10.4%
                                 =======     ======
Primary Earnings per Common
 and Equivalent Share            $  1.12     $ 1.12              0.0%
Fully Diluted Earnings per
 Common and Equivalent Share     $  1.00     $ 0.96              4.2%
-----------------------------------------------------------------------------


NET INTEREST INCOME / NET INTEREST MARGIN

     Net interest income represents the excess of interest and fees earned on interest-earning assets over interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average interest earning assets. Net interest income comprises the major portions of the Company's revenues and expenses.

     In the quarter ended September 30, 1997, interest income increased $362,000 or 11.1% to $3,632,000 from the $3,270,000 reported in the same period last year. Increased average total securities balances and average loan balances were the main factors contributing to this increase as average rates earned on total securities and loans each declined by approximately 9 basis points. Average total securities were $15.8 million or 42% higher than the average in the same period a year ago resulting in a $242,000 increase in interest income. Slight changes in rates earned on securities reduced interest income by $14,000. In the most recent quarter total securities (taxable securities, securities exempt from federal tax and federal funds sold) averaged $54.0 million compared to $38.1 million in the year ago period. Net loan balances averaged $118.6 million in the third quarter of 1997, $6.4 million higher than average loan balances of $112.2 in the third quarter of 1996. Increased loan volume contributed an additional $160,000 in interest income. This increase in interest income was offset by a 9 basis point reduction in the rate earned on loans, declining from 9.58% in the third quarter of 1996 to 9.49% in the current quarter. This lower rate reduced interest income by $26,000.

     In the third quarter of 1997, interest expense increased by $169,000 or 12.5% to $1,526,000 from the $1,357,000 recorded in same period last year, as average interest-bearing liabilities increased by $17.9 million. Interest paid on time deposits increased by $162,000 or 26% as average time deposit balances increased by $11.0 million and average interest rates paid increased from 5.09% in the third quarter of 1996 to 5.22% in the current quarter.
While higher rates paid on time deposits increased interest expense by $17,000, the higher volume accounted for an increase of $145,000. Average savings deposits and money market account balances increased by $4.0 million in the third quarter of 1997 compared to the figures in the same period last year while the rate paid declined by 6 basis points to 3.76%. This increase in average balances offset partially by lower rates paid on these accounts accounted for a net increase of $29,000 in interest expense. A $1.2 million reduction in average convertible subordinated debentures reduced interest expense by $33,000. Changes in volume and rates paid in all other categories accounted for $11,000 net increase in interest expense. Changes in average balances within these categories were mixed, lower cost NOW accounts and Federal
 Funds purchased increased by $4.4 million and $.3 million respectively while security repurchase agreements declined by $.7 million.

     The combined effect of the increase in interest income and the increase in interest expense in the third quarter of 1997 versus the third quarter of 1996 was a $193,000 increase in net interest income which totalled $2,106,000 for the current quarter. Increased volume, which improved net interest income by $230,000, was offset by a $37,000 reduction due to rate changes. The net interest margin decreased 22 basis points from 5.06% to 4.84%.

     In the nine months ended September 30, 1997, interest income increased $1,005,000 or 10.5% to $10,600,000 from the $9,595,000 for the same period last year. Increased average total securities balances and average loan balances were the major factors contributing to this increase somewhat offset by lower rates earned on loans, while average rates earned on total securities remained consistent. Average total securities were $19.7 million or 56% higher than the average for the same period in the prior year resulting in a $880,000 increase in interest income. Slight changes in rates earned on these securities reduced interest income by $12,000. Year to date, 1997, total securities (taxable securities, securities exempt from federal tax and federal funds sold) averaged $54.7 million compared to $35.0 million in the year ago period. Average net loan balances were $115.8 million in the first nine months of 1997, $5.0 million higher than average loan balances of $110.8 million in the first nine months of 1996. This increased loan volume contributed $229,000 in additional interest income but was offset by a 25 basis point reduction in the average rate earned on loans. Average loan yields declined from 9.70% in the first nine months of 1996 to 9.45% in the first nine months of 1997 reducing interest income by $92,000.

     In the first nine months of 1997, interest expense increased by $674,000 or 17.2% to $4,583,000 from the $3,909,000 obtained in the same period last year as average interest-bearing liabilities increased by $21.5 million. Interest paid on time deposits increased by $537,000 or 30% as average time deposit balances increased by $13.3 million and average interest rates paid increased from 5.14% to 5.21%. The increased volume in time deposits contributed $526,000 in additional interest expense, while the increased rates contributed $11,000. Average savings and monthly market account balances also increased in the first nine months of 1997 compared to the same period last year rising by $4.5 million, while the rate paid fell by 3 basis points to 3.76%. The increase in average savings balances resulted in a $110,000 increase in interest expense. Average NOW accounts and total average borrowings increased $4.0 million and $0.6 million, respectively over the prior period's average. These increased volumes increased interest expense $33,000 and $54,000, respectively, while changes in the average rates paid resulted in another $1,000. Due to the timing of the $1,187,000 in convertible subordinated debentures that converted to common stock in the first nine months of 1997, interest expense on debentures declined by $61,000.

     The combined effect of the increase in interest income and the increase in interest expense in the first nine months of 1997 versus the first nine months of 1996 resulted in an increase of $331,000 in net interest income totalling $6,017,000. Overall increased volume improved net interest income by $440,000 while net rate changes reduced net interest income by $109,000. The net interest margin decreased 49 basis points from 5.21% to 4.72%.


























     The following tables provide summaries of the components of interest income, interest expense and net interest margins on earning assets for the three months and nine months ended September 30, 1997 versus the same periods in 1996.


ANALYSIS OF CHANGES IN NET INTEREST MARGIN ON AVERAGE EARNINGS ASSETS California Community Bancshares Corporation
(In Thousands)
                                           Three Months Ended September 30,

-----------------------------------------------------
                                        1997                         1996
                              ------------------------
-------------------------
                                         Int.    Avg.                Int.
Avg.
                               Average   Earned  Yield     Average   Earned
Yield
                              Balance<F1>/Paid   /Rate    Balance<F1>/Paid
/Rate
                              --------   ------  -----    --------   ------
-----
ASSETS:
INTEREST EARNING ASSETS
Federal Funds Sold            $  1,679   $   23   5.43%   $  1,511   $   19
5.00%
Investment Securities:
  Taxable <F2>                  47,688      714   5.94      30,169      462
6.09
  Exempt From Federal Taxes<F3>  4,597       59   5.09       6,427       87
5.39
Loans, Net <F4><F5>            118,595    2,836   9.49     112,210    2,702
9.58
                              --------   ------  -----    --------   ------
-----
Total Interest Earning Assets  172,559    3,632   8.35     150,317    3,270
8.65
Cash and Due from Banks          9,567                       8,576
Premises and Equipment, net      2,218                       2,106
Investment in Real Estate
 Development                     4,415                       4,526
Accrued Interest Receivable
 and Other Assets                3,171                       1,778
                              --------                    --------
TOTAL AVERAGE ASSETS          $191,930                    $167,303
                              ========                    ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
INTEREST-BEARING LIABILITIES:
Interest-Bearing NOW Accounts   24,097       74   1.22      19,667       64
1.29
Savings Deposits and MMDA       19,895      121   2.41      17,768      101
2.26
Money Management                39,031      436   4.44      37,176      427
4.57
Time Deposits                   38,064      493   5.14      28,458      356
4.98
Time Deposits over $100,000     21,296      288   5.37      19,899      263
5.26
Federal Funds Purchased            344        6   6.91          22        0
0.00
Security Repurchase Agreements     330        4   4.80       1,027       13
5.04
Other Borrowed Funds             2,650       59   8.83       2,650       55
8.26
Convertible Subordinated
 Debentures                      2,690       45   6.64       3,858       78
8.04
                              --------   ------  -----    --------   ------
-----
Total Average Interest-
 Bearing Liabilities           148,397    1,526   4.08     130,525    1,357
4.14
Non interest-Bearing DDA's      27,675                      23,722
Accrued Interest Payable and
 Other Liabilities                 886                         334
                              --------   ------  -----    --------   ------
-----
Total Average Liabilities     $176,958   $1,526   3.42%   $154,581   $1,357
3.49%
                              ========                    ========
Total Equity                    14,972                      12,722
Total Average Liabilities and
 Shareholders' Equity          191,930                     167,303
Net Interest Spread <F6>                          4.27%
4.51%
Net Interest Income                      $2,106                      $1,913
Net Interest Margin <F7>                   4.84%
5.06%
-----------------------------------------------------------------------------

<F1>Average balances are computed principally on the basis of daily balances.

<F2> The taxable securities yield is computed by dividing interest income
(annualized on an actual day basis) by average historical cost.

<F3>The tax equivalent yield on investment securities exempt from federal taxes was 7.39% and 7.83% in 1997 and 1996. The tax equivalent yield is calculated by dividing the adjusted yield by one minus the Federal Tax rate. The adjusted yield is determined by subtracting the Tefra penalty from the unadjusted tax exempt investment yield. The unadjusted tax exempt investment yield is computed by dividing tax exempt interest income by their average historical cost. The Tefra penalty is computed by dividing total interest expense (annualized) by average assets and multiplying the result by 20% (Tefra disallowance) and 34% (Federal Tax rate).

<F4>Allowance for loan losses and deferred loan fees are netted from loans receivable which includes nonaccrual loan balances.

<F5>Interest income on loans includes fees on loans of $126,000 in 1997 and
$89,000 in 1996.

<F6>Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

<F7>Net interest margin is computed by dividing net interest income by total average interest earning assets.
      ANALYSIS OF CHANGES IN NET INTEREST MARGIN ON AVERAGE EARNINGS ASSETS
California Community Bancshares Corporation
(In Thousands)
                                          Nine Months Ended September 30,

-----------------------------------------------------
                                         1997                        1996
                              ------------------------
-------------------------
                                         Int.    Avg.                Int.
Avg.
                               Average   Earned  Yield     Average   Earned
Yield
                              Balance<F1>/Paid   /Rate    Balance<F1>/Paid
/Rate
                              --------   ------  -----    --------   ------
-----
ASSETS:
INTEREST EARNING ASSETS
Federal Funds Sold            $  2,465   $   92   4.99%   $  1,935   $   73
5.04%
Investment Securities:
  Taxable <F2>                  47,641    2,148   6.03      26,344    1,205
6.11
  Exempt From Federal Taxes<F3>  4,621      179   5.18       6,745      273
5.41
Loans, Net <F4><F5>            115,775    8,181   9.45     110,805    8,044
9.70
                              --------   ------  -----    --------   ------
-----
Total Interest Earning Assets  170,502   10,600   8.31     145,829    9,595
8.79
Cash and Due from Banks          9,731                       8,561
Premises and Equipment, net      2,272                       2,158
Investment in Real Estate
 Development                     4,441                       4,562
Accrued Interest Receivable
 and Other Assets                2,864                       1,933
                              --------                    --------
TOTAL AVERAGE ASSETS          $189,810                    $163,043
                              ========                    ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
INTEREST-BEARING LIABILITIES:
Interest-Bearing NOW Accounts   23,214      215   1.24      19,180      186
1.30
Savings Deposits and MMDA       19,641      354   2.41      17,185      299
2.32
Money Management                39,432    1,307   4.43      37,450    1,252
4.47
Time Deposits                   38,560    1,484   5.15      27,872    1,046
5.01
Time Deposits over $100,000     21,590      858   5.31      19,024      759
5.33
Federal Funds Purchased            243       11   6.06         106        4
5.04
Security Repurchase Agreements     373       14   5.01         980       37
5.04
Other Borrowed Funds             2,650      167   8.43       1,628       92
7.55
Convertible Subordinated
 Debentures                      3,176      173   7.28       3,950      234
7.91
                              --------   ------  -----    --------   ------
-----
Total Average Interest-
 Bearing Liabilities           148,879    4,583   4.12     127,375    3,909
4.10
Non Interest-Bearing DDA's      26,029                      22,889
Accrued Interest Payable and
 Other Liabilities                 743                         188
                              --------   ------  -----    --------   ------
-----
Total Average Liabilities     $175,651   $4,583   3.49%   $150,452   $3,909
3.47%
                              ========                    ========
Total Equity                    14,159                      12,591
Total Average Liabilities and
 Shareholders' Equity          189,810                     163,043
Net Interest Spread <F6>                          4.20%
4.69%
Net Interest Income                      $6,017                      $5,686
Net Interest Margin <F7>                   4.72%
5.21%
-----------------------------------------------------------------------------

<F1>Average balances are computed principally on the basis of daily balances.

<F2> The taxable securities yield is computed by dividing interest income
(annualized on an actual day basis) by average historical cost.

<F3>The tax equivalent yield on investment securities exempt from federal taxes was 7.51% and 7.86% in 1997 and 1996. The tax equivalent yield is calculated by dividing the adjusted yield by one minus the Federal Tax rate. The adjusted yield is determined by subtracting the Tefra penalty from the unadjusted tax exempt investment yield. The unadjusted tax exempt investment yield is computed by dividing tax exempt interest income by their average historical cost. The Tefra penalty is computed by dividing total interest expense (annualized) by average assets and multiplying the result by 20% (Tefra disallowance) and 34% (Federal Tax rate).

<F4>Allowance for loan losses and deferred loan fees are netted from loans receivable which includes nonaccrual loan balances.

<F5>Interest income on loans includes fees on loans of $302,000 in 1997 and
$344,000 in 1996.

<F6>Net interest spread represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

<F7>Net interest margin is computed by dividing net interest income by total average interest earning assets.






































ANALYSIS OF VOLUME AND RATE CHANGES ON NET INTEREST INCOME AND EXPENSE California Community Bancshares Corporation
(In Thousands)

                                   -------------------------------------
                                             Three Months Ended
                                        September 30, 1997 over 1996
                                   -------------------------------------
                                   Increase(decrease) Due to Change in:
                                   -------------------------------------
                                   Volume<F3>  Yield/Rate        Total
                                   ------      ----------        -----
Federal Funds Sold                 $    2           $  2         $   4
Taxable Investment Securities         263          (  11)          252
Investment Securities Exempt from
 Federal Taxes                      (  23)         (   5)        (  28)
Loans, Net <F1><F2>                   160          (  26)          134
                                   ------      ----------        -----
Total Interest Income                 402          (  40)          362

Interest-bearing Now Accounts          14          (   4)           10
Savings Deposits and MMDA              13              7            20
Money Management                       21          (  12)            9
Time Deposits                         125             12           137
Time Deposits over $100,000            20              5            25
                                   ------      ----------        -----
Total Interest Expense on Deposits    193              8           201

Federal Funds Purchased                 6              0             6
Security Repurchase Agreements      (   8)         (   1)        (   9)
Other Borrowed Funds                    0              4             4
Convertible Subordinated Debentures (  19)         (  14)        (  33)
                                   ------      ----------        -----
Total Interest Expense                172          (   3)          169
                                   ------      ----------        -----
Net Interest Income                 $ 230         ($  37)        $ 193
                                   ======      ==========        =====
-----------------------------------------------------------------------------
<F1>Nonaccrual loans are included.
<F2>Interest income on loans includes fee income on loans of $126,000 in 1997 and $89,000 in 1996.
<F3>Changes not due solely to rate change have been allocated to volume.
                                         -------------------------------------
                                             Nine Months Ended
                                         September 30, 1997 over 1996
                                   -------------------------------------
                                   Increase(decrease) Due to Change in:
                                   -------------------------------------
                                   Volume<F3>  Yield/Rate        Total
                                   ------      ----------        -----
Federal Funds Sold                 $   19          ($  0)         $ 19
Taxable Investment Securities         950          (   7)          943
Investment Securities Exempt from
 Federal Taxes                      (  89)         (   5)        (  94)
Loans, Net <F1><F2>                   229          (  92)          137
                                   ------      ----------        -----
Total Interest Income               1,109          ( 104)        1,005

Interest-bearing Now Accounts          33          (   4)           29
Savings Deposits and MMDA              50              5            55
Money Management                       59          (   4)           55
Time Deposits                         426             12           438
Time Deposits over $100,000           100          (   1)           99
                                   ------      ----------        -----
Total Interest Expense on Deposits    668              8           676

Federal Funds Purchased                 7              0             7
Security Repurchase Agreements      (  23)             0         (  23)
Other Borrowed Funds                   70              5            75
Convertible Subordinated Debentures (  53)         (   8)        (  61)
                                   ------      ----------        -----
Total Interest Expense                669              5           674
                                   ------      ----------        -----
Net Interest Income                 $ 440         ($ 109)        $ 331
                                   ======      ==========        =====
-----------------------------------------------------------------------------
<F1>Nonaccrual loans are included.
<F2>Interest income on loans includes fee income on loans of $302,000 in 1997 and $344,000 in 1996.
<F3>Changes not due solely to rate change have been allocated to volume.


PROVISION FOR LOAN LOSSES

     In the third quarter of 1997, the Company provided $75,000 for loan losses versus $69,000 in the same period last year. This provision increased the 1997 year to date provision to $244,000 versus $276,000 for the first nine months of 1996. The year to date provision offset the net loans charged off during the period against the allowance and added $119,000 for growth in outstanding loans balances as well as general economic factors. The allowance for loan losses to loans receivable at September 30, 1997 was 1.01% up from
 .98% at September 30, 1996. Management's ongoing analysis of the loan portfolio determined that the balance of $1,220,000 in the allowance for loan losses is expected to be adequate to absorb losses inherent in the loan portfolio. The current quarter's $75,000 provision for loan losses deducted from the $2,106,000 net interest income results in net interest income after provision of $2,031,000. This figure divided by average assets is a ratio of 4.23%, slightly above the Company's short term goal of 4.00%.



NON INTEREST INCOME

     Total non interest income in the third quarter of 1997 increased $45,000 or 10.1% from the same period last year and decreased $4,000 or 0.3% for the first nine months of 1997 from the amount reported for the first nine months of 1996.

     Income from service charges on deposit accounts improved by 2.3% from $222,000 obtained in the third quarter of 1996 to $227,000 in the third quarter of 1997. Gain on sale of available for sale securities declined from $5,000 in the third quarter of 1996 to zero in the third quarter of 1997. Income from real estate development was basically unchanged at $131,000 and $130,000 in the third quarter of 1997 and 1996. Other fees and charges resulted in the majority of the increase in non interest income, increasing by $44,000 from the amount reported in the third quarter 1996. Fee income on the sale of 1-4 family mortgages increased by $10,000 from $18,000 in the third quarter of 1996 to $28,000 in the current quarter. Income from the sale of mutual funds and annuities increased by $18,000 from $16,000 in the third quarter of 1996 to $34,000 in the current period. Numerous other fees, such as fees from the sale of credit card equipment and sale of assets increased by $16,000 resulting in the net increase of $44,000 in other fees and charges. The current quarters non interest income of $492,000 expressed as a ratio of average assets is 1.03%, slightly above the Company's current short term goal of 1.00%.

       Income from services charges on deposit accounts improved from $623,000 in the first nine months of 1996 to $663,000 in the first nine months of 1997. Gain on sale of available securities increased from $8,000 in the first nine months of 1996 to $42,000 in the first nine months of 1997. Income from real estate development was basically unchanged with income of $395,000 and $390,000 in the first nine months of 1997 and 1996, respectively. Significant decreases occurred in other fees and charges. The sale and servicing of SBA loans generated fee income of $105,000 in the first nine months of 1996 versus $22,000 in the current year as the Bank reduced the volume of SBA loan sales, preferring to retain the loans in its portfolio. Fee income on the sale of 1-4 family mortgages decreased by $52,000 from $120,000 in the first nine months of 1996 to $68,000 in the current year to date period. Income increased by $52,000 in various other fees and services categories resulting in an overall decline in other fees and charges of $83,000 for the first nine months of 1997 compared to the first nine months of 1996.

NON INTEREST EXPENSE

     Non interest expense for the third quarter of 1997 was $1,810,000, $162,000 higher than the $1,648,000 reported in the third quarter of 1996. Salaries and benefits increased $96,000 or 12.2%. Increased bonuses and commissions contributed $63,000 of this increase while normal salary increases and the addition of a new branch contributed $33,000. The new branch and the remodeling of the Company's data processing department increased occupancy cost by $35,000 or 10.5% over the amount reported in the same quarter of 1996. Other expenses in the current quarter were $29,000 higher than the same quarter last year. This increase was mainly due to increase accounting and consulting expenses. Expenses from real estate development were relatively consistent, increasing from $76,000 in the third quarter of 1996 to $78,000 in the current quarter. The current quarters non interest expenses expressed as a ratio to average assets is 3.77%.

     Non interest expense for the first nine months of 1997 was $5,214,000, $223,000 or 4.5% higher than the $4,991,000 expensed in the first nine months of 1996. Salaries and benefits increased by $92,000 while occupancy expense was up $83,000 due to the new Concord branch and the data processing office remodeling. Both other expenses and expenses from real estate development were up slightly, increasing by $37,000 and $11,000 respectively over the figures reported in the prior year period.

PROVISION FOR INCOME TAXES AND NET INCOME

     The Company recorded a $264,000 provision for income taxes in the third quarter of 1997, $10,000 higher than the provision recorded in the same quarter last year. For the first nine months of 1997, the company provided for $729,000 in income taxes versus $711,000 in the first nine months of 1996. Taxes were higher in both periods due to higher earnings as well as lower income from securities exempt from federal tax. The current quarter and year to date effective tax rate was 37.0% and 36.8% versus 39.5% and 38.5% in the same periods last year.

     The $2,031,000 net interest income after provision for loan losses plus non interest income of $492,000 and non interest expense of $1,810,000 resulted in income before provision for income taxes of $713,000 or 1.49% of average assets. This is $70,000 higher than the figure reported in the same period last year. After deducting the provision for income taxes, net income was $449,000 or .93% return on average assets. It is the Company's goal to increase this ratio to 1% as soon as possible.

     Management is not aware of any trends, events or uncertainties that have had or that are reasonably expected to have a material impact on liquidity, capital resources, or revenues or income from continuing operations. The company is also not aware of any current recommendations by any regulatory authority which, if they were implemented, would have such an effect.

LOANS

     At September 30, 1997, total outstanding loan balances were $7.5 million higher than year end 1996 totals. The composition of loans also changed significantly in the first nine months of 1997. Construction and land development loans, equity loans and consumer loans declined by $1.0 million, $0.4 million and $0.4 million, respectively, while loans secured by 1-4 residential properties, loans secured by multi family residential property loans, loans secured by commercial real estate and commercial and industrial loans increased by $1.8 million, $0.5 million, $5.4 million and $1.6 million, respectively. The Bank's largest loan category, real estate mortgage loans constituted 72.4% of total loans outstanding at December 31, 1996 and 74.4% at September 30, 1997. Loan growth is an integral component of improved earnings. A key to increasing net interest income is to increase the loan to deposit ratio and the ratio of loans to total earning assets. At December 31, 1996, these ratios were 66.7% and 65.9%. At the end of the third quarter of 1997, outstanding loans had increased 6.6%, which in turn increased these ratios to 71.1% and 70.3%.

SECURITIES

     At September 30, 1997, available for sale securities had a fair market value of $51,161,000 with an amortized cost basis of $51,488,000. This represents a $1.4 million net decrease in the fair value from the year end
1996 figure.   The portfolio now consists of approximately $11.0 million U.S.
Treasuries, $14.3 million U.S. Agency bonds, $4.7 million in securities issued by states and political subdivisions in the U.S., $20.6 million in mortgage backed securities and $.6 million in Federal Home Loan Bank stock. Approximately 53% of the debt security portfolio is floating rate, tied to either the 11th District Cost of Funds Index, the one-year constant maturity treasury index or prime rate. The fixed rate portfolio has an average maturity of 3 1/2 years. As a result of an approximate .25% decrease in interest rates, the unrealized loss on securities available for sale decreased from $276,000 at December 31, 1996 to $189,000 at September 30, 1997.
Although the tax affected unrealized loss is a component of shareholders' equity, this figure is excluded from the calculation of regulatory capital ratios. The security portfolio is a good source of both liquidity and income.

     At September 30, 1997, the Company did not have any investment securities issued by a single issuer, with an aggregate book value exceeding ten percent of shareholder's equity, other than those issued by the U.S. Government and U.
S. Government agencies and corporations.

NONPERFORMING ASSETS

     Total nonperforming assets have increased $1,185,000 since year end and $1,689,000 from a year ago but they have decreased by $555,000 from the quarter ending June 30, 1997. Since year end 1996 nonaccrual loans increased by $881,000, accruing loans past due 90 days or more decreased by $39,000 while restructured loans increased by $297,000. One loan for $922,000 secured by commercial offices property was placed on nonaccrual in the first quarter of 1997, due to the increased vacancy which reduced cash flow. The Bank believes the borrower will be able to fully debt service the loan under the original terms at the time the property becomes approximately 90% occupied. The increase in restructured loans, which also occurred in the first quarter of 1997, consists of three loans to two borrowers each of which is secured by commercial office properties. Once these properties are fully leased, the borrower is expected to be able to fully debt service the loans under the original terms. Also in the third quarter of 1997, the Bank sold two other real estate owned (OREO) properties with carrying value of $217,000 at a loss of $18,000. The Bank also paid off the first lien on one of the remaining two OREO properties increasing the Bank's carrying value by $77,000 to a total of $196,000. Based on the value of these remaining properties the Bank believes it will experience little to no loss when these properties are sold. Non performing assets represent 1.27% of total assets while the ratio of allowance for loan losses to nonperforming loans is 54.22%. Management is working closely with the above-mentioned borrowers to reduce the Bank's risk of loss as well as continuing to make a concerted effort to reduce problem and potential problem loans.

     At September 30, 1997 and December 31, 1996, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 was approximately $2,491,000 and $2,648,000. The total allowance for loan losses related to these loans was $475,000 and $278,000, respectively. For the quarter ended September 30, 1997 and December 31, 1996, the average recorded investment in loans for which impairment has been recognized was approximately $2,544,000 and $2,652,000. During the portion of the quarter that the loans were impaired, the Company recognized interest income of approximately $24,000 and $52,000 from cash payments received in 1997 and 1996.

     Additional interest income on impaired loans which would have been recognized if all such loans had been current in accordance with their original terms totalled approximately $35,000 in the third quarter of 1997 and $107,000 for the first nine months of 1997.

     Changes in general or local economic conditions or specific industry segments, rising interest rates, declines in real estate values and acts of nature could have an adverse effect on the ability of borrowers to repay outstanding loans and the value of real estate and other collateral securing such loans.

     Other than the loans discussed above, management is not aware of any loans that represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources; or represent material credits about which management is aware of information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.















     The following table presents information concerning the allowance and provision for loan losses:

                                                  -------------   ------------
                                                    September 30     December
31,
                                                       1997           1996
                                                  -------------   ------------
Nonaccrual Loans                                    $    951      $      70
Accruing Loans past Due 90 Days or More                   28             67
Restructured Loans
 (In Compliance with Modified Terms)                   1,271            974
                                                  -------------   ------------
 Total Nonperforming Loans                             2,250          1,111
Other Real Estate Owned                                  196            150
                                                  -------------   ------------
 Total Nonperforming Assets                            2,446          1,261
                                                  =============   ============
Total Loans, End of Period                           121,141        113,625
Total Assets, End of Period                          192,243        191,829
Allowance for Loan Losses                           $  1,220      $   1,101

Nonperforming Loans to Total Loans                      1.86%          0.98%
Allowance for Loan Losses to Nonperforming Loans       54.22%         99.10%
Nonperforming Assets to Total Assets                    1.27%          0.66%
Allowance for Loan Losses to Nonperforming Assets      49.88%         87.31%
-----------------------------------------------------------------------------


ALLOWANCE FOR LOAN LOSSES

     The Bank maintains its allowance for loan losses at a level considered by management to be adequate to cover the risk of loss in the loan portfolio at a particular point in time. This determination includes an evaluation and analysis of historical experience, current loan mix and volume, as well as current and projected economic conditions.

     The following table presents information concerning the allowance and provision for loan losses.

                                             -------------    -------------
                                             September 30,    September 30,
                                                 1997             1996
                                             -------------    -------------
Balance, Beginning of Period                      $  1,101         $  1,158
Provision Charged to Operations                        244              276
Loans Charged off                                      162              345
Recoveries of Loans Previously Charged off              37               27
                                             -------------    -------------
Balance, End  of Period                              1,220            1,116
Total Loans, End of Period                        $121,141         $113,909
Allowance for Loans Losses to
 Loans, End of Period                                 1.01%            0.98%
-----------------------------------------------------------------------------

LIQUIDITY

     Liquidity is measured by various ratios, the most common being the liquidity ratio of cash, time deposits in other banks, federal funds sold, and unpledged investment securities as a percentage of total deposits. At September 30, 1997, this ratio was 30.1%.

     In the area of interest rate sensitivity management focuses on reducing the impact movements in interest rates would have on interest income and the economic value of the Company. The Company believes that keeping overall risk at a low level achieves optimal performance. The objective is to control risks and produce consistent, high quality earnings independent of fluctuating interest rates. The Board of Directors and the Board Asset / Liability Committee ("ALCO") oversees the establishment of appropriate internal controls which are designed to ensure that implementation of the Asset / Liability strategies remain consistent with Asset / Liability Management Policy objectives. The ALCO consists of all Senior Management and is charged with implementing these strategies.

     A major tool used by this Committee and the Board ALCO is the ALX Asset / Liability computer model. This model, which is run quarterly, measures a number of risks, including liquidity risk, capital adequacy risk, interest rate risk and market risk. The model analyzes the mix and repricing characteristics of interest rate sensitive assets and liabilities using multipliers (the degree interest rates change when the federal funds rate changes) and lags (the time it takes rates to change after the federal funds rate changes). The model simulates the effects on net interest income and market risk when the federal funds rate changes. The ALCO committee then uses this information, in conjunction with, current and projected economic conditions and the outlook for interest rates to set loan strategies, investment strategies and funding strategies, which include loan and deposit pricing, volume and mix of each asset and liability category and proposed changes to the maturity distribution of assets and liabilities. The Asset / Liability policy states that the Bank will monitor and limit interest rate risk as follows:

     For a 1% change in the federal funds rate, net interest income (NII) should not change by more than 5%, and for a 2% change in the federal funds rate, NII should not change by more that 10%. The policy further states that the Bank will monitor and limit market risk (in a market where interest rates have risen 3%) to 25% of equity capital while maintaining "well capitalized" leverage and risk based capital ratios.

     At September 30, 1997, the "ALX" model showed the Bank was moderately liability sensitive with a NII exposure of -$103,000 or -1.2% for a 1% increase in the federal funds rate and a -$521,000 or -6.8% exposure in NII for a 2% increase. Both of these figures are within policy.

     At September 30, 1997, market risk for a 3% increase in market rates, as measured by the model, was -11.63% of equity capital, which is within policy. The market risk adjusted leverage and risk based capital ratios were 6.22% and 12.25%, respectively, which are also within policy.

     When the Company is liability sensitive, as it was at September 30, 1997, management discontinues or limits the use of longer lagging indexes such as the 11th District Cost of Funds (COFI) for loan pricing and switchs to more market sensitive indexes. In the securities portfolio, the Company switchs from fixed rate investments, as well as investments tied to lagging indexes, to short term securities and/or to securities tied to more market sensitive indexes. The Bank will also use interest rate swaps, when appropriate, to reposition the Bank's interest rate risk.

EQUITY

     The Company and the Bank are each subject to various regulatory Capital requirements administered by federal banking agencies.

Company:
     As a result of the $1,254,000 earned in first nine months of 1997, combined with the $1,204,000 increase in capital raised through the issuance of common stock pursuant to the exercise of employee stock options and the conversion of debentures, and the payment of $468,000 in dividends, the Company had the following capital levels and ratios. The following table also includes the regulatory minimums for capital adequacy purposes:
                                                           For Capital
                                  Actual                      Adequacy
Purposes
                            -------------------          ---------------------
                                                        Minimum      Minimum
                              Amount    Ratio           Amount         Ratio
                               (000)                    (000)
                            -------------------
---------------------
Total Capital
  (to risk weighted assets) $ 18,845    13.68%           $11,019     8.0%
Tier One Capital
  (to risk weighted assets) $ 15,122    10.98%           $ 5,509     4.0%
Tier One Capital
  (to average assets)       $ 15,122     7.90%           $ 7,657     4.0%

Risk Weighted Assets        $137,735
Quarterly Average
  Assets (Adjusted)         $191,417
-----------------------------------------------------------------------------

Bank:
     As a result of the $1,294,000 earned in first nine months of 1997 and the payment of $450,000 in dividends, the Bank had the following capital levels and ratios. The following table also includes the regulatory minimums for capital adequacy purposes and regulatory minimums to be categorized as "Well Capitalized" under prompt corrective action provisions:
To be Categorized as
                                                                 Well
Capitalized Under
                                                For Capital        Prompt
Corrective
                                  Actual        Adequacy Purposes    Action
Provisions
                            ----------------  -----------------
----------------------
                                              Minimum   Minimum   Minimum
Minimum
                             Amount   Ratio    Amount        Ratio
Amount           Ratio
                              (000)             (000)              (000)
                            ----------------  -----------------
----------------------
Total Capital
  (to risk weighted assets) $ 18,407  13.39%  $10,997     8.0%    $13,746
10.0%
Tier One Capital
  (to risk weighted assets) $ 13,519   9.83%  $ 5,498     4.0%    $
8,248       6.0%
Tier One Capital
  (to average assets)       $ 13,519   7.08%  $ 7,643     4.0%    $
9,554       5.0%

Risk Weighted Assets        $137,460
Quarterly Average
  Assets (Adjusted)         $191,075
--------------------------------------------------------------------------------
-------
     PART II - OTHER INFORMATION

ITEM 1 - LEGAL PROCEEDINGS

   None of the Company, the Bank or Conpac is a party to or the subject of, or is any of their property the subject of, any material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Corporation.

ITEM 2 - CHANGES IN SECURITIES

   The rights of the holders of registered securities have not been materially modified.

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

   There has not been any material default in (1) payment of principal, interest, a sinking or purchase fund installment, or (2) any other material default not cured within 30 days, regarding any indebtedness exceeding 5% of the total assets of the registrant or any of its significant subsidiaries.

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  NONE

ITEM 5 - OTHER INFORMATION

     NONE

ITEM 6 - EXHIBITS AND REPORTS OF FORM 8-K

   A)   Exhibits

                    11     Statement regarding computation of per share
earning.
                    27     Financial Data Schedule under Article 9

   B)          Reports on Form 8-K

No Form 8-K's were filed by the Company during the quarter ending September 30, 1997.

















SIGNATURES


      In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                     CALIFORNIA COMMUNITY
                                     BANCSHARES CORPORATION




                                     ----------------------------
Date                                 /s/ Walter O.  Sunderman
      ------------------             ----------------------------
                                     Walter O.  Sunderman
                                     President and
                                     Chief Executive Officer




                                     ----------------------------
Date                                 /s/ ANDREW S.  POPOVICH
      ------------------             ----------------------------
                                     Andrew S. Popovich
                                     Executive Vice President and
                                     Chief Administrative Officer

SECURITIES AND EXCHANGE COMMISSION


Washington, D.C. 20549


__________


Exhibits


to


FORM 10 - QSB



QUARTERLY REPORT


UNDER


SECTION 13 OR 15(D) OF


THE SECURITIES EXCHANGE ACT OF 1934


__________



CALIFORNIA COMMUNITY BANCSHARES CORPORATION














EXHIBIT 11 - STATEMENT RE COMPUTATIONS OF PER SHARE EARNINGS
(Unaudited)(In Thousands, Except Earnings per Share)

                              ---------------------      ---------------------
                              For the Three Months       For the Nine Months
                                 Ended Sept 30,            Ended Sept 30,
                              ---------------------      ---------------------
                                 1997       1996            1997        1996
                              ---------   ---------      ---------   ---------
Weighted Average Shares
 Used to Compute Common
 and Equivalent Shares:

Primary                       1,169,240   1,025,539      1,116,276   1,013,305

Fully Diluted                 1,365,554   1,326,715      1,349,767   1,319,841
                              =========   =========      =========   =========

Net Income Used in the
 Computation of Income
 per Common Share:

Net Income, as Reported
 Used to Compute Primary
 Income per Share             $     449   $     389      $   1,254   $   1,136
                              =========   =========      =========   =========

Adjustment for after Tax
 Effect of Interest Paid
 on Convertible Debentures           26          44            100         136
                              ---------   ---------      ---------   ---------

Net Income, as Adjusted Used
 to Compute Fully Diluted
 Income per Share             $     475   $     433      $   1,354   $   1,272
                              =========   =========      =========   =========

Income per Common and
 Equivalent Share:

Primary                      $    0.38   $    0.38      $    1.12   $    1.12

Fully Diluted                $    0.35   $    0.33      $    1.00   $    0.96
                             =========   =========      =========   =========